


05005845

February 4, 2005

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Attention: Filing Desk

SUPPL


SEC MAIL PROCESSING
RECEIVED
FEB 1 0 2005
WASH. D.C. 185 SECTION

Sumitomo Mitsui Financial Group, Inc. ("SMFG")
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

File No. 82-4395

Dear Sir/Madam:

The following information is being furnished to the U.S. Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act") and consists of information that SMFG (i) has been required to make public pursuant to the laws of Japan, (ii) has filed with the exchanges on which its common stock is listed and which has been made public by such exchanges, or (iii) has distributed to its security holders, during the period from December 1 2004 to January 31 2005.

SMFG hereby confirms that it is not ineligible to use Rule 12g3-2(b) pursuant to Rule 12g3-2(d).

The information set forth is being furnished to the Commission pursuant to Rule 12g3-2(b)(1)(iii). In accordance with Rule 12g3-2(b)(4) and Rule 12g3-2(b)(5) the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of the Exchange Act and that neither this letter nor the documents enclosed herewith pursuant to Rule 12g3-2(b)(1)(iii) shall constitute an admission for any purpose that SMFG is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter or you require additional information, please do not hesitate to contact me.

PROCESSED

Yours faithfully,

By: 

Takahiro Yazawa
General Manager
Investor Relations Department
Sumitomo Mitsui Financial Group, Inc.
1-2 Yurakucho 1-chome, Chiyoda-ku, Tokyo 100-0006, Japan
Tel:+81 3 5512 4461, Fax:+81 3 5512 4429.

Enclosures

ANNEX A

LIST OF DOCUMENTS PUBLISHED, FILED OR DISTRIBUTED FROM DECEMBER 1, 2004 TO JANUARY 31, 2005

A. JAPANESE LANGUAGE DOCUMENTS

1. Interim Securities Report for fiscal 2004 (Exhibit A1)
   See Annex B for a brief description.

2. Interim Securities Report for fiscal 2004(*) (Exhibit A2)
   See Annex B for a brief description.

3. Public Announcements (summary English translations attached):

   (a) "Submission of Correction Reports on Statutory Disclosure Documents" dated December 17, 2004 (Exhibit A3(a)).
   (b) "Progress Report on the Plan for Strengthening the Financial Base" dated December 24, 2004 (Exhibit A3(b)).
   (c) "Support for Daiei's Revitalization" dated December 28, 2004 (Exhibit A3(c)).
   (d) "Dissolution of Sakura Merchant Bank (Singapore) Limited" dated January 13, 2005 (Exhibit A3(d)).
   (e) "Consolidated Financial Results for the Third Quarter (Nine Months) ended December 31, 2004" dated January 31, 2005 (Exhibit A3(e)).

(*) Documents issued by SMBC, SMFG's wholly-owned subsidiary bank.

########

ANNEX B

Brief Descriptions of Japanese Language Documents

1. Interim Securities Report for fiscal 2004 (Exhibit A1)

   Interim Securities Report for fiscal 2004 submitted to the Minister of Finance, describing capital, management, business and annual financial statements for the indicated period and other matters concerning SMFG.

2. Interim Securities Report for fiscal 2004(*) (Exhibit A2)

   Interim Securities Report for fiscal 2004, submitted to the Minister of Finance, describing capital, management, business and annual financial statements for the indicated period and other matters concerning SMBC.

(*) Documents issued by SMBC, SMFG's wholly-owned subsidiary bank.

########

File No. 82-4395
Exhibit A1

半期報告書

（第３期中）　自　平成16年４月１日
至　平成16年９月30日

株式会社三井住友フィナンシャルグループ

(501094)

第３期中（自平成16年４月１日　至平成16年９月30日）

半　期　報　告　書

1　本書は半期報告書を証券取引法第27条の30の２に規定する開示用電子情報処理組織(EDINET)を使用して、平成16年12月14日に提出したデータに目次及び頁を付して出力・印刷したものであります。

2　本書には、上記の方法により提出した半期報告書に添付された中間監査報告書を末尾に綴じ込んでおります。

株式会社 三井住友フィナンシャルグループ

目　　　次

頁

第３期中　半期報告書
【表紙】……1
第一部　【企業情報】……2
第１　【企業の概況】……2
１　【主要な経営指標等の推移】……2
２　【事業の内容】……5
３　【関係会社の状況】……5
４　【従業員の状況】……5
第２　【事業の状況】……6
１　【業績等の概要】……6
２　【生産、受注及び販売の状況】……34
３　【対処すべき課題】……35
４　【経営上の重要な契約等】……36
５　【研究開発活動】……36
第３　【設備の状況】……37
１　【主要な設備の状況】……37
２　【設備の新設、除却等の計画】……37
第４　【提出会社の状況】……38
１　【株式等の状況】……38
２　【株価の推移】……63
３　【役員の状況】……63
第５　【経理の状況】……64
１　【中間連結財務諸表等】……65
２　【中間財務諸表等】……126
第６　【提出会社の参考情報】……135
第二部　【提出会社の保証会社等の情報】……136
中間監査報告書

【表紙】

【提出書類】	半期報告書
【提出先】	関東財務局長
【提出日】	平成16年12月14日
【中間会計期間】	第３期中(自　平成16年４月１日　至　平成16年９月30日)
【会社名】	株式会社三井住友フィナンシャルグループ
【英訳名】	Sumitomo Mitsui Financial Group, Inc.
【代表者の役職氏名】	取締役社長　　西　川　善　文
【本店の所在の場所】	東京都千代田区有楽町一丁目１番２号
【電話番号】	(03)5512-3411(大代表)
【事務連絡者氏名】	財務部副部長　　正　脇　久　昌
【最寄りの連絡場所】	同上
【電話番号】	同上
【事務連絡者氏名】	同上
【縦覧に供する場所】	株式会社東京証券取引所 (東京都中央区日本橋兜町２番１号) 株式会社大阪証券取引所 (大阪市中央区北浜一丁目６番10号) 株式会社名古屋証券取引所 (名古屋市中区栄三丁目３番17号)

第一部 【企業情報】

第１ 【企業の概況】

１ 【主要な経営指標等の推移】

(1) 最近２中間連結会計期間及び最近２連結会計年度に係る主要な経営指標等の推移

		平成15年度 中間連結会計期間	平成16年度 中間連結会計期間	平成14年度	平成15年度
		(自 平成15年４月１日 至 平成15年９月30日)	(自 平成16年４月１日 至 平成16年９月30日)	(自 平成14年４月１日 至 平成15年３月31日)	(自 平成15年４月１日 至 平成16年３月31日)
連結経常収益	百万円	1,760,835	1,778,173	3,506,386	3,552,510
連結経常利益 (△は連結経常損失)	百万円	165,508	114,100	△515,749	342,844
連結中間純利益	百万円	143,492	53,372	―	―
連結当期純利益 (△は連結当期純損失)	百万円	―	―	△465,359	330,414
連結純資産額	百万円	2,745,476	3,020,911	2,424,074	3,070,942
連結総資産額	百万円	100,725,500	101,054,242	104,607,449	102,215,172
１株当たり純資産額	円	165,291.87	230,491.11	106,577.05	215,454.83
１株当たり中間純利益	円	24,993.09	9,119.40	―	―
１株当たり当期純利益 (△は１株当たり 当期純損失)	円	―	―	△84,324.98	52,314.75
潜在株式調整後 １株当たり中間純利益	円	15,608.81	5,245.69	―	―
潜在株式調整後 １株当たり当期純利益	円	―	―	―	35,865.20
連結自己資本比率 (第一基準)	％	10.95	10.93	10.10	11.37
営業活動による キャッシュ・フロー	百万円	△1,753,848	△3,230,728	5,443,200	3,522,118
投資活動による キャッシュ・フロー	百万円	1,711,298	2,906,435	△4,623,917	△3,028,346
財務活動による キャッシュ・フロー	百万円	77,465	117,850	△43,919	137,134
現金及び現金同等物 の中間期末残高	百万円	2,934,143	3,327,694	―	―
現金及び現金同等物 の期末残高	百万円	―	―	2,900,991	3,529,479
従業員数 [外、平均臨時従業員数]	人	43,813 [11,554]	42,339 [13,016]	42,996 [11,621]	42,014 [11,926]

(注) １ 当社及び国内連結子会社の消費税及び地方消費税の会計処理は、税抜方式によっております。
２ １株当たり情報の算定上の基礎は、「第５ 経理の状況 １ 中間連結財務諸表等 (1) 中間連結財務諸表(１株当たり情報)」に記載しております。
３ 潜在株式調整後１株当たり当期純利益は、平成14年度は当期純損失が計上されているため、記載しておりません。
４ 連結自己資本比率は、銀行法第52条の25の規定に基づく大蔵省告示に定められた算式に基づき作成しております。なお、当社は第一基準を適用しております。

(2) 提出会社の最近２中間会計期間及び最近２事業年度に係る主要な経営指標等の推移

回次		第２期中	第３期中	第１期	第２期
決算年月		平成15年９月	平成16年９月	平成15年３月	平成16年３月
営業収益	百万円	7, 146	205, 265	131, 519	55, 515
経常利益	百万円	5, 035	203, 119	119, 634	51, 188
中間純利益	百万円	4, 829	202, 194	—	—
当期純利益	百万円	—	—	124, 738	50, 505
資本金	百万円	1, 247, 650	1, 247, 650	1, 247, 650	1, 247, 650
発行済株式総数	株	普通株式5, 796, 010 優先株式1, 132, 099	普通株式6, 205, 379 優先株式　994, 302	普通株式5, 796, 000 優先株式1, 132, 100	普通株式5, 796, 010 優先株式1, 132, 099
純資産額	百万円	3, 127, 494	3, 328, 039	3, 156, 086	3, 172, 721
総資産額	百万円	3, 357, 722	3, 558, 800	3, 413, 529	3, 403, 007
１株当たり中間配当額	円	普通株式 — 第一種優先株式 — 第二種優先株式 — 第三種優先株式 — 第１回第四種優先株式 — 第２回第四種優先株式 — 第３回第四種優先株式 — 第４回第四種優先株式 — 第５回第四種優先株式 — 第６回第四種優先株式 — 第７回第四種優先株式 — 第８回第四種優先株式 — 第９回第四種優先株式 — 第10回第四種優先株式 — 第11回第四種優先株式 — 第12回第四種優先株式 — 第13回第四種優先株式 —	普通株式 — 第一種優先株式 — 第二種優先株式 — 第三種優先株式 — 第１回第四種優先株式 — 第２回第四種優先株式 — 第３回第四種優先株式 — 第４回第四種優先株式 — 第５回第四種優先株式 — 第６回第四種優先株式 — 第７回第四種優先株式 — 第８回第四種優先株式 — 第９回第四種優先株式 — 第10回第四種優先株式 — 第11回第四種優先株式 — 第12回第四種優先株式 — 第13回第四種優先株式 —	—	—

回次		第２期中	第３期中	第１期	第２期
決算年月		平成15年９月	平成16年９月	平成15年３月	平成16年３月
１株当たり配当額	円	―	―	普通株式 3,000 第一種優先株式 10,500 第二種優先株式 28,500 第三種優先株式 13,700 第１回第四種優先株式 19,500 第２回第四種優先株式 19,500 第３回第四種優先株式 19,500 第４回第四種優先株式 19,500 第５回第四種優先株式 19,500 第６回第四種優先株式 19,500 第７回第四種優先株式 19,500 第８回第四種優先株式 19,500 第９回第四種優先株式 19,500 第10回第四種優先株式 19,500 第11回第四種優先株式 19,500 第12回第四種優先株式 19,500 第13回第四種優先株式 3,750	普通株式 3,000 第一種優先株式 10,500 第二種優先株式 28,500 第三種優先株式 13,700 第１回第四種優先株式 135,000 第２回第四種優先株式 135,000 第３回第四種優先株式 135,000 第４回第四種優先株式 135,000 第５回第四種優先株式 135,000 第６回第四種優先株式 135,000 第７回第四種優先株式 135,000 第８回第四種優先株式 135,000 第９回第四種優先株式 135,000 第10回第四種優先株式 135,000 第11回第四種優先株式 135,000 第12回第四種優先株式 135,000 第13回第四種優先株式 67,500
自己資本比率	%	93.14	93.52	92.46	93.23
従業員数	人	98	99	94	97

（注）　消費税及び地方消費税の会計処理は税抜方式によっております。

2 【事業の内容】

当中間連結会計期間において、当社グループ(当社及び当社の関係会社)が営む事業の内容については、重要な変更はありません。また、主要な関係会社の異動については、次のとおりであります。

(その他事業)

国内において消費者金融業務を行うプロミス株式会社を当社の持分法適用関連会社といたしました。

3 【関係会社の状況】

当中間連結会計期間において、新たに当社の関係会社となった会社のうち主要なものは次のとおりであります。

名称	住所	資本金又は出資金(百万円)	主要な事業の内容	議決権の所有割合(%)	当社との関係内容				
					役員の兼任等(人)	資金援助	営業上の取引	設備の賃貸借	業務提携
(連結子会社) SMBCファイナンスビジネス・プランニング株式会社	東京都千代田区	10	その他事業(経営管理業)	100 (100)	—	—	—	—	—
SMBCローンビジネス・プランニング株式会社	東京都千代田区	100,010	その他事業(経営管理業)	100 (100)	—	—	—	—	—
(持分法適用関連会社) プロミス株式会社(注)2	東京都千代田区	80,737	その他事業(消費者金融業)	15.11 (15.11)	—	—	—	—	(注)4

(注) 1 「主要な事業の内容」欄には、事業の種類別セグメントの名称を記載しております。
2 上記関係会社のうち、有価証券報告書を提出している会社は、プロミス株式会社であります。
3 「議決権の所有割合」欄の( )内は子会社による間接所有の割合(内書き)であります。
4 コンシューマー・ファイナンス事業分野における業務提携を行っております。

4 【従業員の状況】

(1) 連結会社における従業員数

(平成16年9月30日現在)

	銀行業	リース業	その他事業	合計
従業員数(人) [外、平均臨時従業員数]	22,490 [8,088]	1,794 [11]	18,055 [4,917]	42,339 [13,016]

(注) 従業員数は就業者数で記載しており、海外の現地採用者を含み、嘱託及び臨時従業員14,834人を含んでおりません。

(2) 当社の従業員数

(平成16年9月30日現在)

従業員数(人)	99

(注) 1 当社従業員は全員、株式会社三井住友銀行等からの出向者であります。
2 当社には従業員組合はありません。労使間において特記すべき事項はありません。

第２　【事業の状況】

１　【業績等の概要】

(1) 業績

① 経済金融環境

当中間連結会計期間の経済環境を顧みますと、海外では、米国経済に減速の兆しが見られたほか、中国で金融引締め効果が一部現れ始めたものの、米国、アジア、欧州ともに、全体として景気の拡大が持続しました。わが国経済におきましても、夏頃から一部に在庫調整の動きが見られたものの、輸出や設備投資の増加を中心に、景気の回復が続きました。

こうした中、日本銀行は、デフレ脱却に向けて金融緩和姿勢を維持し、短期市場金利は引続きほぼゼロ％で推移しました。一方、長期市場金利は新発10年物国債の流通利回りが８月初めには約1.9％まで上昇したものの、９月には景気の先行きに対する慎重な見方が拡がったことから、1.4％程度まで低下しました。株価も、急回復した３月末の水準に比べると小幅の下落となりました。

金融界におきましては、「金融再生プログラム」に基づいて、引続き企業再生の促進や不良債権問題の正常化に向けた取組みが進められる一方、来年４月のペイオフ全面解禁を控えて、本年６月に金融機能強化法が成立する等、金融システムの安定化に向けた制度整備等が図られました。また、同月、銀行等への証券仲介業の解禁を盛り込んだ改正証券取引法が成立するなど、新たなビジネス展開に向けた規制緩和も進んでおります。

② 経営戦略

当社は、「お客さまのニーズに対して、グループ総合力に基づく質の高いサービスを提供することによるビジネスボリュームの拡大」、「リスク・リターンの向上、収益性の高い分野への経営資源の傾斜配分等を通じた資本効率の向上」、「ローコストオペレーションの徹底によるコスト競争力の強化」の３点を基本方針としております。この方針に基づき、競争優位性を持つ戦略ビジネスの一段の強化、新たなビジネスモデルの確立と、チャネル・顧客基盤の拡充にグループベースで取り組み、グループ全体の収益力を強化することで、企業価値の持続的な向上を図ってまいります。

具体的には、競争優位にある中堅・中小企業向けリスクテイク貸出、個人向けコンサルティングビジネス、投資銀行ビジネスを一層強化するとともに、コンシューマー・ファイナンス、中国を中心としたアジア関連ビジネスにおいて新たなビジネスモデルの確立を目指してまいります。

なお、持続的成長に向けグループ収益力の強化に取り組む一方で、財務体質の強化として、平成16年度は、「バランスシートのクリーンアップ」の総仕上げに取り組んでまいります。三井住友銀行は、平成15年度・16年度を不良債権の集中処理期間と位置付けており、平成16年度末の不良債権比率を平成14年３月末の8.9％から半減することを目標に取り組んでおります。平成16年９月末の不良債権比率は4.4％となり、この目標を半年前倒しで達成いたしましたが、下期におきましても引続き不良債権比率の低減を図ってまいります。同時に、保有株式につきましても、株価変動リスクの一層の削減に向け、引続き残高の圧縮を行ってまいります。

③　営業の成果

当中間連結会計期間における業績は以下のとおりとなりました。

業容面では、預金は前連結会計年度末対比２兆2,865億円増加して67兆6,199億円となり、譲渡性預金は、同4,811億円減少して３兆383億円となりました。

一方、貸出金は、同392億円増加し、55兆4,220億円となりました。

総資産は、同１兆1,609億円減少し、101兆542億円となりました。

損益につきましては、当中間連結会計期間は、引き続き業務改革等を通じて収益力の強化を図るとともに、経営全般の合理化推進により経費削減に努めました。

経常収益は、資金運用収益及び特定取引収益が減少する一方、その他業務収益、その他経常収益及び役務取引等収益が増加し、前中間連結会計期間対比1.0％増の１兆7,781億円となりました。経常費用は、その他業務費用及び営業経費が減少する一方、貸倒引当費用の増加等によりその他経常費用が増加したことを主因とし、前中間連結会計期間対比4.3％増の１兆6,640億円となりました。

その結果、経常利益は1,141億円、特別損益等を勘案した中間純利益は533億円となりました。

純資産額は、中間純利益を計上する一方、その他有価証券評価差額金の減少等により、前連結会計年度末対比500億円減少して３兆209億円となりました。

事業の種類別では、銀行業、リース業、その他事業の内部取引消去前の経常収益シェアが、銀行業が65(前中間連結会計期間対比△４)％、リース業が19(同＋２)％、その他事業が16(同＋２)％となりました。

また、所在地別の内部取引消去前の経常収益シェアは、日本が91(前中間連結会計期間対比＋１)％、米州が４(同△１)％、欧州、アジア・オセアニアは、各々２(同△１)％、３(同＋１)％となりました。

連結自己資本比率は、10.93％となりました。

(2) キャッシュ・フロー

当中間連結会計期間のキャッシュ・フローは、資金の運用・調達や貸出金・預金の増減等の「営業活動によるキャッシュ・フロー」が△３兆2,307億円、有価証券の取得・売却や動産不動産及びリース資産の取得・売却等の「投資活動によるキャッシュ・フロー」が２兆9,064億円、劣後調達等の「財務活動によるキャッシュ・フロー」が1,178億円となりました。その結果、当中間連結会計期間末の現金及び現金同等物の残高は３兆3,276億円となりました。

(3) 事業の種類別セグメントの業績

① 事業の種類別収支

当中間連結会計期間の資金運用収支は前中間連結会計期間比674億円の減益となる5,957億円、信託報酬は同６億円の増益となる７億円、役務取引等収支は同401億円の増益となる2,353億円、特定取引収支は同1,335億円の減益となる303億円、その他業務収支は同1,310億円の増益となる1,577億円となりました。

事業の種類別セグメント別に見ますと、銀行業セグメントの資金運用収支は前中間連結会計期間比689億円の減益となる5,480億円、信託報酬は同６億円の増益となる７億円、役務取引等収支は同312億円の増益となる1,522億円、特定取引収支は同1,368億円の減益となる213億円、その他業務収支は同1,467億円の増益となる1,281億円となりました。

リース業セグメントの資金運用収支は前中間連結会計期間比22億円の増益となる△41億円、役務取引等収支は同２億円の増益となる６億円、その他業務収支は同36億円の増益となる425億円となりました。

その他事業セグメントの資金運用収支は前中間連結会計期間比17億円の増益となる605億円、役務取引等収支は同90億円の増益となる848億円、特定取引収支は同32億円の増益となる89億円、その他業務収支は同150億円の減益となる455億円となりました。

種類	期別	銀行業	リース業	その他事業	消去又は全社(△)	合計
		金額(百万円)	金額(百万円)	金額(百万円)	金額(百万円)	金額(百万円)
資金運用収支	前中間連結会計期間	617,002	△6,433	58,840	△6,155	663,254
	当中間連結会計期間	548,038	△4,161	60,578	△8,663	595,792
うち資金運用収益	前中間連結会計期間	789,863	1,777	80,801	△46,035	826,407
	当中間連結会計期間	716,671	2,904	79,806	△46,887	752,495
うち資金調達費用	前中間連結会計期間	172,861	8,210	21,961	△39,880	163,152
	当中間連結会計期間	168,632	7,065	19,228	△38,223	156,702
信託報酬	前中間連結会計期間	84	―	―	―	84
	当中間連結会計期間	729	―	―	―	729
役務取引等収支	前中間連結会計期間	121,029	418	75,767	△2,025	195,190
	当中間連結会計期間	152,288	650	84,804	△2,364	235,379
うち役務取引等収益	前中間連結会計期間	169,628	418	80,450	△13,338	237,159
	当中間連結会計期間	205,375	650	90,543	△14,614	281,955
うち役務取引等費用	前中間連結会計期間	48,598	―	4,683	△11,313	41,969
	当中間連結会計期間	53,087	―	5,738	△12,250	46,575
特定取引収支	前中間連結会計期間	158,173	―	5,730	―	163,904
	当中間連結会計期間	21,372	―	8,949	―	30,322
うち特定取引収益	前中間連結会計期間	160,558	―	6,374	△3,028	163,904
	当中間連結会計期間	24,870	―	11,537	△5,480	30,927
うち特定取引費用	前中間連結会計期間	2,384	―	643	△3,028	―
	当中間連結会計期間	3,498	―	2,587	△5,480	605
その他業務収支	前中間連結会計期間	△18,584	38,893	60,537	△54,142	26,704
	当中間連結会計期間	128,141	42,586	45,535	△58,531	157,732
うちその他業務収益	前中間連結会計期間	95,518	323,007	96,711	△55,551	459,685
	当中間連結会計期間	158,939	350,272	102,079	△59,496	551,794
うちその他業務費用	前中間連結会計期間	114,102	284,114	36,173	△1,409	432,980
	当中間連結会計期間	30,797	307,686	56,543	△965	394,061

(注) 1 事業区分は内部管理上採用している区分によっております。

2 各事業の主な内容

(1) 銀行業…………銀行業

(2) リース業………リース業

(3) その他事業……証券、クレジットカード、投融資、融資、ベンチャーキャピタル、システム開発・情報処理業

3 金銭の信託に係る収益及び費用を「その他経常収益」「その他経常費用」に計上しておりますので、金銭の信託運用見合費用(前中間連結会計期間16百万円、当中間連結会計期間１百万円)を資金調達費用から控除して表示しております。

4 セグメント間の内部取引は「消去又は全社(△)」欄に表示しております。

② 事業の種類別資金運用／調達の状況

当中間連結会計期間の資金運用勘定の平均残高は前中間連結会計期間比２兆1,870億円減少して85兆4,195億円、利回りは同0.13％低下して1.76％となりました。また、資金調達勘定の平均残高は同9,863億円減少して88兆1,661億円、利回りは同0.01％低下して0.36％となりました。

事業の種類別セグメント別に見ますと、銀行業セグメントの資金運用勘定の平均残高は前中間連結会計期間比２兆2,473億円減少して84兆2,082億円、利回りは同0.13％低下して1.70％となりました。また、資金調達勘定の平均残高は同9,489億円減少して87兆6,176億円、利回りは同0.01％低下して0.38％となりました。

リース業セグメントの資金運用勘定の平均残高は前中間連結会計期間比525億円増加して1,831億円、利回りは同0.45％上昇して3.17％となりました。また、資金調達勘定の平均残高は同475億円増加して１兆3,270億円、利回りは同0.22％低下して1.06％となりました。

その他事業セグメントの資金運用勘定の平均残高は前中間連結会計期間比3,682億円減少して３兆9,368億円、利回りは同0.30％上昇して4.05％となりました。また、資金調達勘定の平均残高は同4,027億円減少して２兆2,210億円、利回りは同0.06％上昇して1.73％となりました。

ア　銀行業

種類	期別	平均残高	利息	利回り
		金額(百万円)	金額(百万円)	(％)
資金運用勘定	前中間連結会計期間	86,455,633	789,863	1.83
	当中間連結会計期間	84,208,293	716,671	1.70
うち貸出金	前中間連結会計期間	58,840,263	547,523	1.86
	当中間連結会計期間	55,317,642	527,743	1.91
うち有価証券	前中間連結会計期間	24,329,427	139,663	1.15
	当中間連結会計期間	24,241,876	125,049	1.03
うちコールローン及び買入手形	前中間連結会計期間	487,922	1,891	0.78
	当中間連結会計期間	776,632	2,472	0.64
うち買現先勘定	前中間連結会計期間	126,933	1,122	1.77
	当中間連結会計期間	226,057	1,192	1.06
うち債券貸借取引支払保証金	前中間連結会計期間	659,019	71	0.02
	当中間連結会計期間	779,344	77	0.02
うち預け金	前中間連結会計期間	1,057,470	4,992	0.94
	当中間連結会計期間	1,812,764	13,594	1.50
資金調達勘定	前中間連結会計期間	88,566,643	172,861	0.39
	当中間連結会計期間	87,617,682	168,632	0.38
うち預金	前中間連結会計期間	63,165,337	57,876	0.18
	当中間連結会計期間	66,299,692	54,061	0.16
うち譲渡性預金	前中間連結会計期間	4,425,302	2,178	0.10
	当中間連結会計期間	3,748,061	1,694	0.09
うちコールマネー及び売渡手形	前中間連結会計期間	7,611,147	1,303	0.03
	当中間連結会計期間	5,502,173	1,287	0.05
うち売現先勘定	前中間連結会計期間	2,546,266	2,615	0.21
	当中間連結会計期間	955,626	1,392	0.29
うち債券貸借取引受入担保金	前中間連結会計期間	4,867,352	24,556	1.01
	当中間連結会計期間	4,557,841	22,096	0.97
うちコマーシャル・ペーパー	前中間連結会計期間	4,385	0	0.01
	当中間連結会計期間	4,098	0	0.00
うち借用金	前中間連結会計期間	2,763,440	47,595	3.44
	当中間連結会計期間	2,575,489	45,400	3.53
うち社債	前中間連結会計期間	2,721,250	23,482	1.73
	当中間連結会計期間	3,387,733	29,317	1.73

（注）1　事業区分は内部管理上採用している区分によっております。

2　各事業の主な内容

(1) 銀行業…………銀行業

(2) リース業………リース業

(3) その他事業……証券、クレジットカード、投融資、融資、ベンチャーキャピタル、システム開発・情報処理業

3　平均残高は、原則として日々の残高の平均に基づいて算出しておりますが、一部の連結子会社については、週末毎、月末毎ないし半年毎の残高に基づく平均残高を使用しております。

4　無利息預け金の平均残高(前中間連結会計期間1,058,020百万円、当中間連結会計期間1,963,284百万円)を資金運用勘定から控除して表示しております。

5　金銭の信託に係る収益及び費用を「その他経常収益」「その他経常費用」に計上しておりますので、金銭の信託の平均残高(前中間連結会計期間33,859百万円、当中間連結会計期間3,628百万円)を資金運用勘定から、金銭の信託運用見合額の平均残高(前中間連結会計期間33,859百万円、当中間連結会計期間3,628百万円)及び利息(前中間連結会計期間16百万円、当中間連結会計期間１百万円)を資金調達勘定から、それぞれ控除して表示しております。

イ　リース業

種類	期別	平均残高	利息	利回り
		金額(百万円)	金額(百万円)	(%)
資金運用勘定	前中間連結会計期間	130,634	1,777	2.72
	当中間連結会計期間	183,161	2,904	3.17
うち貸出金	前中間連結会計期間	62,287	2,137	6.86
	当中間連結会計期間	61,796	2,628	8.51
うち有価証券	前中間連結会計期間	35,601	1,877	10.55
	当中間連結会計期間	90,415	1,685	3.73
うちコールローン及び買入手形	前中間連結会計期間	―	―	―
	当中間連結会計期間	―	―	―
うち買現先勘定	前中間連結会計期間	―	―	―
	当中間連結会計期間	―	―	―
うち債券貸借取引支払保証金	前中間連結会計期間	―	―	―
	当中間連結会計期間	―	―	―
うち預け金	前中間連結会計期間	28,132	129	0.92
	当中間連結会計期間	25,448	97	0.77
資金調達勘定	前中間連結会計期間	1,279,527	8,210	1.28
	当中間連結会計期間	1,327,049	7,065	1.06
うち預金	前中間連結会計期間	―	―	―
	当中間連結会計期間	―	―	―
うち譲渡性預金	前中間連結会計期間	―	―	―
	当中間連結会計期間	―	―	―
うちコールマネー及び売渡手形	前中間連結会計期間	―	―	―
	当中間連結会計期間	―	―	―
うち売現先勘定	前中間連結会計期間	―	―	―
	当中間連結会計期間	―	―	―
うち債券貸借取引受入担保金	前中間連結会計期間	―	―	―
	当中間連結会計期間	―	―	―
うちコマーシャル・ペーパー	前中間連結会計期間	114,515	89	0.16
	当中間連結会計期間	218,934	87	0.08
うち借用金	前中間連結会計期間	1,050,944	7,131	1.36
	当中間連結会計期間	991,822	5,993	1.21
うち社債	前中間連結会計期間	114,022	564	0.99
	当中間連結会計期間	116,250	548	0.94

(注) 1　事業区分は内部管理上採用している区分によっております。
2　各事業の主な内容
(1) 銀行業…………銀行業
(2) リース業………リース業
(3) その他事業……証券、クレジットカード、投融資、融資、ベンチャーキャピタル、システム開発・情報処理業
3　平均残高は、原則として日々の残高の平均に基づいて算出しておりますが、一部の連結子会社については、週末毎、月末毎ないし半年毎の残高に基づく平均残高を使用しております。
4　無利息預け金の平均残高(前中間連結会計期間1,384百万円、当中間連結会計期間1,849百万円)を資金運用勘定から控除して表示しております。

ウ　その他事業

種類	期別	平均残高	利息	利回り
		金額(百万円)	金額(百万円)	(%)
資金運用勘定	前中間連結会計期間	4,305,043	80,801	3.75
	当中間連結会計期間	3,936,826	79,806	4.05
うち貸出金	前中間連結会計期間	3,101,045	74,832	4.83
	当中間連結会計期間	2,949,631	73,852	5.01
うち有価証券	前中間連結会計期間	579,461	3,103	1.07
	当中間連結会計期間	395,434	3,505	1.77
うちコールローン及び買入手形	前中間連結会計期間	7,472	84	2.26
	当中間連結会計期間	13,577	149	2.21
うち買現先勘定	前中間連結会計期間	38,199	395	2.07
	当中間連結会計期間	18,630	87	0.94
うち債券貸借取引支払保証金	前中間連結会計期間	—	—	—
	当中間連結会計期間	—	—	—
うち預け金	前中間連結会計期間	332,432	1,240	0.75
	当中間連結会計期間	246,360	1,055	0.86
資金調達勘定	前中間連結会計期間	2,623,836	21,961	1.67
	当中間連結会計期間	2,221,047	19,228	1.73
うち預金	前中間連結会計期間	—	—	—
	当中間連結会計期間	—	—	—
うち譲渡性預金	前中間連結会計期間	—	—	—
	当中間連結会計期間	—	—	—
うちコールマネー及び売渡手形	前中間連結会計期間	121	2	4.74
	当中間連結会計期間	4,039	1	0.09
うち売現先勘定	前中間連結会計期間	35,922	437	2.43
	当中間連結会計期間	36,105	165	0.92
うち債券貸借取引受入担保金	前中間連結会計期間	—	—	—
	当中間連結会計期間	—	—	—
うちコマーシャル・ペーパー	前中間連結会計期間	45,923	18	0.08
	当中間連結会計期間	66,841	14	0.04
うち借用金	前中間連結会計期間	1,716,178	6,462	0.75
	当中間連結会計期間	1,349,233	5,935	0.88
うち社債	前中間連結会計期間	825,688	13,402	3.25
	当中間連結会計期間	764,821	12,103	3.17

(注) 1　事業区分は内部管理上採用している区分によっております。

2　各事業の主な内容

(1) 銀行業…………銀行業

(2) リース業………リース業

(3) その他事業……証券、クレジットカード、投融資、融資、ベンチャーキャピタル、システム開発・情報処理業

3　平均残高は、原則として日々の残高の平均に基づいて算出しておりますが、一部の連結子会社については、週末毎、月末毎ないし半年毎の残高に基づく平均残高を使用しております。

4　無利息預け金の平均残高(前中間連結会計期間45,696百万円、当中間連結会計期間36,224百万円)を資金運用勘定から控除して表示しております。

5　金銭の信託に係る収益及び費用を「その他経常収益」「その他経常費用」に計上しておりますので、金銭の信託の平均残高(前中間連結会計期間２百万円、当中間連結会計期間―百万円)を資金運用勘定から、金銭の信託運用見合額の平均残高(前中間連結会計期間２百万円、当中間連結会計期間―百万円)及び利息(前中間連結会計期間０百万円、当中間連結会計期間―百万円)を資金調達勘定から、それぞれ控除して表示しております。

エ　合計

種類	期別	平均残高(百万円)			利息(百万円)			利回り(%)
		小計	消去又は全社(△)	合計	小計	消去又は全社(△)	合計	
資金運用勘定	前中間連結会計期間	90,891,311	△3,284,652	87,606,658	872,442	△46,035	826,407	1.89
	当中間連結会計期間	88,328,281	△2,908,685	85,419,596	799,382	△46,887	752,495	1.76
うち貸出金	前中間連結会計期間	62,003,596	△3,004,906	58,998,690	624,493	△38,679	585,813	1.99
	当中間連結会計期間	58,329,070	△2,831,089	55,497,980	604,224	△37,142	567,082	2.04
うち有価証券	前中間連結会計期間	24,944,490	△403	24,944,087	144,644	△6,124	138,520	1.11
	当中間連結会計期間	24,727,726	169,382	24,897,108	130,239	△8,499	121,740	0.98
うちコールローン及び買入手形	前中間連結会計期間	495,395	―	495,395	1,975	―	1,975	0.80
	当中間連結会計期間	790,209	△377	789,832	2,622	△0	2,621	0.66
うち買現先勘定	前中間連結会計期間	165,133	△6,709	158,423	1,517	△33	1,484	1.87
	当中間連結会計期間	244,687	―	244,687	1,280	―	1,280	1.05
うち債券貸借取引支払保証金	前中間連結会計期間	659,019	―	659,019	71	―	71	0.02
	当中間連結会計期間	779,344	―	779,344	77	―	77	0.02
うち預け金	前中間連結会計期間	1,418,035	△266,720	1,151,314	6,363	△1,162	5,201	0.90
	当中間連結会計期間	2,084,573	△243,031	1,841,541	14,748	△1,200	13,547	1.47
資金調達勘定	前中間連結会計期間	92,470,007	△3,317,585	89,152,422	203,033	△39,880	163,152	0.37
	当中間連結会計期間	91,165,778	△2,999,660	88,166,118	194,926	△38,223	156,702	0.36
うち預金	前中間連結会計期間	63,165,337	△258,456	62,906,880	57,876	△1,159	56,717	0.18
	当中間連結会計期間	66,299,692	△282,357	66,017,335	54,061	△1,189	52,872	0.16
うち譲渡性預金	前中間連結会計期間	4,425,302	△42,368	4,382,933	2,178	△2	2,176	0.10
	当中間連結会計期間	3,748,061	△111,602	3,636,459	1,694	△11	1,682	0.09
うちコールマネー及び売渡手形	前中間連結会計期間	7,611,268	―	7,611,268	1,306	―	1,306	0.03
	当中間連結会計期間	5,506,212	△377	5,505,835	1,289	△0	1,289	0.05
うち売現先勘定	前中間連結会計期間	2,582,188	△6,709	2,575,479	3,053	△33	3,019	0.23
	当中間連結会計期間	991,732	―	991,732	1,558	―	1,558	0.31
うち債券貸借取引受入担保金	前中間連結会計期間	4,867,352	―	4,867,352	24,556	―	24,556	1.01
	当中間連結会計期間	4,557,841	―	4,557,841	22,096	―	22,096	0.97
うちコマーシャル・ペーパー	前中間連結会計期間	164,824	△4,740	160,083	108	△2	105	0.13
	当中間連結会計期間	289,875	△3,218	286,656	101	△1	99	0.07
うち借用金	前中間連結会計期間	5,530,564	△3,004,906	2,525,657	61,188	△38,679	22,508	1.78
	当中間連結会計期間	4,916,545	△2,601,104	2,315,441	57,329	△37,051	20,278	1.75
うち社債	前中間連結会計期間	3,660,961	△403	3,660,558	37,449	△3	37,446	2.05
	当中間連結会計期間	4,268,804	△1,001	4,267,803	41,969	△3	41,965	1.97

(注) 1　事業区分は内部管理上採用している区分によっております。

2　セグメント間の内部取引は「消去又は全社(△)」欄に表示しております。

3　平均残高は、原則として日々の残高の平均に基づいて算出しておりますが、一部の連結子会社については、週末毎、月末毎ないし半年毎の残高に基づく平均残高を使用しております。

4　無利息預け金の平均残高(前中間連結会計期間1,070,997百万円、当中間連結会計期間1,971,503百万円)を資金運用勘定から控除して表示しております。

5　金銭の信託に係る収益及び費用を「その他経常収益」「その他経常費用」に計上しておりますので、金銭の信託の平均残高(前中間連結会計期間33,861百万円、当中間連結会計期間3,628百万円)を資金運用勘定から、金銭の信託運用見合額の平均残高(前中間連結会計期間33,861百万円、当中間連結会計期間3,628百万円)及び利息(前中間連結会計期間16百万円、当中間連結会計期間1百万円)を資金調達勘定から、それぞれ控除して表示しております。

③　事業の種類別役務取引の状況

当中間連結会計期間の役務取引等収益は前中間連結会計期間比447億円増加して2,819億円、一方役務取引等費用は同46億円増加して465億円となったことから、役務取引等収支は同401億円の増益となる2,353億円となりました。

事業の種類別セグメント別に見ますと、銀行業セグメントの役務取引等収益は前中間連結会計期間比357億円増加して2,053億円、一方役務取引等費用は同44億円増加して530億円となったことから、役務取引等収支は同312億円の増益となる1,522億円となりました。

リース業セグメントの役務取引等収益は前中間連結会計期間比２億円増加して６億円となったことから、役務取引等収支は同２億円の増益となる６億円となりました。

その他事業セグメントの役務取引等収益は前中間連結会計期間比100億円増加して905億円、一方役務取引等費用は同10億円増加して57億円となったことから、役務取引等収支は同90億円の増益となる848億円となりました。

種類	期別	銀行業	リース業	その他事業	消去又は全社(△)	合計
		金額(百万円)	金額(百万円)	金額(百万円)	金額(百万円)	金額(百万円)
役務取引等収益	前中間連結会計期間	169,628	418	80,450	△13,338	237,159
	当中間連結会計期間	205,375	650	90,543	△14,614	281,955
うち預金・貸出業務	前中間連結会計期間	17,133	―	147	△829	16,452
	当中間連結会計期間	23,213	―	230	△620	22,822
うち為替業務	前中間連結会計期間	58,579	―	―	△554	58,025
	当中間連結会計期間	61,275	―	―	△655	60,620
うち証券関連業務	前中間連結会計期間	12,080	―	10,970	△545	22,505
	当中間連結会計期間	9,151	―	15,606	△21	24,736
うち代理業務	前中間連結会計期間	7,655	―	131	△4	7,782
	当中間連結会計期間	9,527	―	135	△6	9,655
うち保護預り・貸金庫業務	前中間連結会計期間	3,122	―	―	△0	3,121
	当中間連結会計期間	3,185	―	―	△1	3,183
うち保証業務	前中間連結会計期間	12,738	―	8,372	△6,258	14,853
	当中間連結会計期間	19,160	―	7,796	△5,798	21,159
うちクレジットカード関連業務	前中間連結会計期間	―	―	44,671	△403	44,268
	当中間連結会計期間	―	―	46,299	△463	45,835
役務取引等費用	前中間連結会計期間	48,598	―	4,683	△11,313	41,969
	当中間連結会計期間	53,087	―	5,738	△12,250	46,575
うち為替業務	前中間連結会計期間	11,623	―	―	△1	11,621
	当中間連結会計期間	11,959	―	―	△6	11,952

(注) 1　事業区分は内部管理上採用している区分によっております。

2　各事業の主な内容

(1) 銀行業…………銀行業

(2) リース業………リース業

(3) その他事業……証券、クレジットカード、投融資、融資、ベンチャーキャピタル、システム開発・情報処理業

3　セグメント間の内部取引は「消去又は全社(△)」欄に表示しております。

④　事業の種類別特定取引の状況

ア　特定取引収益・費用の内訳

当中間連結会計期間の特定取引収益は前中間連結会計期間比1,329億円減少して309億円、一方特定取引費用は同６億円増加して６億円となったことから、特定取引収支は同1,335億円の減益となる303億円となりました。

事業の種類別セグメント別に見ますと、銀行業セグメントの特定取引収益は前中間連結会計期間比1,356億円減少して248億円、一方特定取引費用は同11億円増加して34億円となったことから、特定取引収支は同1,368億円の減益となる213億円となりました。

その他事業セグメントの特定取引収益は前中間連結会計期間比51億円増加して115億円、一方特定取引費用は同19億円増加して25億円となったことから、特定取引収支は同32億円の増益となる89億円となりました。

種類	期別	銀行業	リース業	その他事業	消去又は全社(△)	合計
		金額(百万円)	金額(百万円)	金額(百万円)	金額(百万円)	金額(百万円)
特定取引収益	前中間連結会計期間	160,558	―	6,374	△3,028	163,904
	当中間連結会計期間	24,870	―	11,537	△5,480	30,927
うち商品有価証券収益	前中間連結会計期間	1,248	―	2,061	―	3,309
	当中間連結会計期間	724	―	4,322	―	5,047
うち特定取引有価証券収益	前中間連結会計期間	286	―	―	―	286
	当中間連結会計期間	―	―	―	―	―
うち特定金融派生商品収益	前中間連結会計期間	158,995	―	4,312	△3,028	160,279
	当中間連結会計期間	23,674	―	7,214	△5,480	25,408
うちその他の特定取引収益	前中間連結会計期間	28	―	―	―	28
	当中間連結会計期間	471	―	―	―	471
特定取引費用	前中間連結会計期間	2,384	―	643	△3,028	―
	当中間連結会計期間	3,498	―	2,587	△5,480	605
うち商品有価証券費用	前中間連結会計期間	―	―	―	―	―
	当中間連結会計期間	―	―	―	―	―
うち特定取引有価証券費用	前中間連結会計期間	―	―	―	―	―
	当中間連結会計期間	605	―	―	―	605
うち特定金融派生商品費用	前中間連結会計期間	2,384	―	643	△3,028	―
	当中間連結会計期間	2,892	―	2,587	△5,480	―
うちその他の特定取引費用	前中間連結会計期間	―	―	―	―	―
	当中間連結会計期間	―	―	―	―	―

(注)　1　事業区分は内部管理上採用している区分によっております。

2　各事業の主な内容

(1) 銀行業…………銀行業

(2) リース業………リース業

(3) その他事業……証券、クレジットカード、投融資、融資、ベンチャーキャピタル、システム開発・情報処理業

3　セグメント間の内部取引は「消去又は全社(△)」欄に表示しております。

イ　特定取引資産・負債の内訳(末残)

当中間連結会計期間末の特定取引資産残高は前中間連結会計期間末比2,106億円減少して３兆2,747億円、特定取引負債残高は同2,666億円減少して１兆7,800億円となりました。

事業の種類別セグメント別に見ますと、銀行業セグメントの特定取引資産残高は前中間連結会計期間末比387億円減少して２兆9,845億円、特定取引負債残高は同1,224億円減少して１兆5,216億円となりました。

その他事業セグメントの特定取引資産残高は前中間連結会計期間末比1,760億円減少して3,079億円、特定取引負債残高は同1,484億円減少して2,762億円となりました。

種類	期別	銀行業	リース業	その他事業	消去又は全社(△)	合計
		金額(百万円)	金額(百万円)	金額(百万円)	金額(百万円)	金額(百万円)
特定取引資産	前中間連結会計期間	3,023,314	―	483,954	△21,919	3,485,349
	当中間連結会計期間	2,984,592	―	307,934	△17,785	3,274,740
うち商品有価証券	前中間連結会計期間	55,529	―	73,971	―	129,501
	当中間連結会計期間	176,591	―	56,793	―	233,385
うち商品有価証券派生商品	前中間連結会計期間	480	―	19	―	499
	当中間連結会計期間	767	―	2	―	769
うち特定取引有価証券	前中間連結会計期間	―	―	―	―	―
	当中間連結会計期間	―	―	―	―	―
うち特定取引有価証券派生商品	前中間連結会計期間	934	―	―	―	934
	当中間連結会計期間	357	―	―	―	357
うち特定金融派生商品	前中間連結会計期間	1,889,975	―	409,963	△21,919	2,278,019
	当中間連結会計期間	1,831,069	―	251,138	△17,785	2,064,422
うちその他の特定取引資産	前中間連結会計期間	1,076,394	―	―	―	1,076,394
	当中間連結会計期間	975,805	―	―	―	975,805
特定取引負債	前中間連結会計期間	1,644,052	―	424,632	△21,919	2,046,766
	当中間連結会計期間	1,521,632	―	276,226	△17,785	1,780,073
うち売付商品債券	前中間連結会計期間	524	―	12,631	―	13,156
	当中間連結会計期間	42,550	―	22,588	―	65,138
うち商品有価証券派生商品	前中間連結会計期間	122	―	2	―	125
	当中間連結会計期間	428	―	0	―	429
うち特定取引売付債券	前中間連結会計期間	―	―	―	―	―
	当中間連結会計期間	―	―	―	―	―
うち特定取引有価証券派生商品	前中間連結会計期間	1,745	―	―	―	1,745
	当中間連結会計期間	406	―	―	―	406
うち特定金融派生商品	前中間連結会計期間	1,641,660	―	411,997	△21,919	2,031,739
	当中間連結会計期間	1,478,247	―	253,636	△17,785	1,714,098
うちその他の特定取引負債	前中間連結会計期間	―	―	―	―	―
	当中間連結会計期間	―	―	―	―	―

(注) 1　事業区分は内部管理上採用している区分によっております。

2　各事業の主な内容

(1) 銀行業…………銀行業

(2) リース業………リース業

(3) その他事業……証券、クレジットカード、投融資、融資、ベンチャーキャピタル、システム開発・情報処理業

3　セグメント間の内部取引は「消去又は全社(△)」欄に表示しております。

⑤　事業の種類別預金残高の状況

○　預金の種類別残高(末残)

種類	期別	銀行業	リース業	その他事業	合計
		金額(百万円)	金額(百万円)	金額(百万円)	金額(百万円)
預金合計	前中間連結会計期間	63,142,263	—	—	63,142,263
	当中間連結会計期間	67,619,961	—	—	67,619,961
うち流動性預金	前中間連結会計期間	37,830,016	—	—	37,830,016
	当中間連結会計期間	41,344,446	—	—	41,344,446
うち定期性預金	前中間連結会計期間	21,064,416	—	—	21,064,416
	当中間連結会計期間	21,433,135	—	—	21,433,135
うちその他	前中間連結会計期間	4,247,830	—	—	4,247,830
	当中間連結会計期間	4,842,378	—	—	4,842,378
譲渡性預金	前中間連結会計期間	3,379,610	—	—	3,379,610
	当中間連結会計期間	3,038,333	—	—	3,038,333
総合計	前中間連結会計期間	66,521,873	—	—	66,521,873
	当中間連結会計期間	70,658,295	—	—	70,658,295

(注) 1　事業区分は内部管理上採用している区分によっております。

2　各事業の主な内容

(1) 銀行業…………銀行業

(2) リース業………リース業

(3) その他事業……証券、クレジットカード、投融資、融資、ベンチャーキャピタル、システム開発・情報処理業

3　流動性預金＝当座預金＋普通預金＋貯蓄預金＋通知預金

4　定期性預金＝定期預金＋定期積金

⑥ 事業の種類別貸出金残高の状況

ア 業種別貸出状況(残高・構成比)

業種別	平成15年9月30日現在					平成16年9月30日現在				
	銀行業(百万円)	リース業(百万円)	その他事業(百万円)	合計(百万円)	構成比(%)	銀行業(百万円)	リース業(百万円)	その他事業(百万円)	合計(百万円)	構成比(%)
国内(除く特別国際金融取引勘定分)	54,310,033	4,742	1,133,837	55,448,613	100.00	49,954,993	2,642	1,031,154	50,988,790	100.00
製造業	6,236,492	2,633	27,902	6,267,027	11.30	5,905,068	1,818	24,543	5,931,430	11.63
農業、林業、漁業及び鉱業	174,215	2	812	175,030	0.32	127,988	1	688	128,678	0.25
建設業	2,264,243	63	16,307	2,280,614	4.11	1,855,723	13	13,731	1,869,468	3.67
運輸、情報通信、公益事業	3,322,448	75	17,603	3,340,128	6.02	3,204,078	29	15,263	3,219,370	6.31
卸売・小売業	5,995,889	696	56,854	6,053,439	10.92	5,753,402	232	45,632	5,799,267	11.37
金融・保険業	3,962,818	184	50,419	4,013,422	7.24	4,463,177	97	43,294	4,506,569	8.84
不動産業	8,007,585	98	331,235	8,338,920	15.04	7,004,314	52	299,222	7,303,589	14.33
各種サービス業	5,883,371	782	310,573	6,194,727	11.17	5,404,785	294	253,346	5,658,426	11.10
地方公共団体	460,916	67	—	460,983	0.83	500,763	33	—	500,797	0.98
その他	18,002,052	136	322,129	18,324,319	33.05	15,735,691	68	335,431	16,071,190	31.52
海外及び特別国際金融取引勘定分	3,946,185	53,318	218,245	4,217,749	100.00	4,131,830	85,624	215,789	4,433,243	100.00
政府等	108,313	—	470	108,783	2.58	52,751	—	—	52,751	1.19
金融機関	347,261	—	2,449	349,711	8.29	379,599	—	2,033	381,632	8.61
商工業	3,258,503	52,788	206,511	3,517,803	83.41	3,503,755	85,144	204,935	3,793,835	85.58
その他	232,107	529	8,814	241,451	5.72	195,724	479	8,820	205,024	4.62
合計	58,256,219	58,060	1,352,082	59,666,363	—	54,086,824	88,266	1,246,943	55,422,034	—

(注) 1 事業区分は内部管理上採用している区分によっております。

2 各事業の主な内容

(1) 銀行業…………銀行業

(2) リース業………リース業

(3) その他事業……証券、クレジットカード、投融資、融資、ベンチャーキャピタル、システム開発・情報処理業

3 「国内」とは当社、国内銀行連結子会社(海外店を除く)及びその他の国内連結子会社であります。

4 「海外」とは国内銀行連結子会社の海外店及び海外連結子会社であります。

イ　外国政府等向け債権残高(国別)

期別	国別	外国政府等向け債権残高(百万円)			
		銀行業	リース業	その他事業	合計
平成15年９月30日	インドネシア	86,218	―	―	86,218
	その他(７ケ国)	2,475	―	―	2,475
	合計	88,693	―	―	88,693
	(資産の総額に対する割合：%)	(0.09)	―	―	(0.09)
平成16年９月30日	インドネシア	46,778	―	―	46,778
	その他(５ケ国)	582	―	―	582
	合計	47,361	―	―	47,361
	(資産の総額に対する割合：%)	(0.05)	―	―	(0.05)

(注)　1　対象国の政治経済情勢等を勘案して必要と認められる金額を引き当てる特定海外債権引当勘定の引当対象とされる債権残高を掲げております。

2　事業区分は内部管理上採用している区分によっております。

3　各事業の主な内容

(1) 銀行業…………銀行業

(2) リース業………リース業

(3) その他事業……証券、クレジットカード、投融資、融資、ベンチャーキャピタル、システム開発・情報処理業

⑦　事業の種類別有価証券の状況

○　有価証券残高(末残)

種類	期別	銀行業	リース業	その他事業	全社	合計
		金額(百万円)	金額(百万円)	金額(百万円)	金額(百万円)	金額(百万円)
国債	前中間連結会計期間	11,532,080	9	81,855	—	11,613,946
	当中間連結会計期間	12,826,346	—	53,678	—	12,880,025
地方債	前中間連結会計期間	403,548	—	—	—	403,548
	当中間連結会計期間	497,812	—	—	—	497,812
社債	前中間連結会計期間	2,231,319	—	493	—	2,231,813
	当中間連結会計期間	2,585,009	—	681	—	2,585,690
株式	前中間連結会計期間	3,334,490	33,694	85,971	156,700	3,610,856
	当中間連結会計期間	3,248,327	31,431	87,932	176,420	3,544,111
その他の証券	前中間連結会計期間	4,327,330	8,696	254,857	—	4,590,884
	当中間連結会計期間	4,284,384	18,889	262,207	0	4,565,482
合計	前中間連結会計期間	21,828,769	42,401	423,179	156,700	22,451,050
	当中間連結会計期間	23,441,880	50,321	404,500	176,421	24,073,122

(注)　1　事業区分は内部管理上採用している区分によっております。

2　各事業の主な内容

(1) 銀行業…………銀行業

(2) リース業………リース業

(3) その他事業……証券、クレジットカード、投融資、融資、ベンチャーキャピタル、システム開発・情報処理業

3　「その他の証券」には、外国債券及び外国株式を含んでおります。

(4) 国内・海外別業績

① 国内・海外別収支

当中間連結会計期間の資金運用収支は前中間連結会計期間比674億円の減益となる5,957億円、信託報酬は同６億円の増益となる７億円、役務取引等収支は同401億円の増益となる2,353億円、特定取引収支は同1,335億円の減益となる303億円、その他業務収支は同1,310億円の増益となる1,577億円となりました。

国内・海外別に見ますと、国内の資金運用収支は前中間連結会計期間比423億円の減益となる5,440億円、信託報酬は同６億円の増益となる７億円、役務取引等収支は同351億円の増益となる2,180億円、特定取引収支は同1,263億円の減益となる251億円、その他業務収支は同1,261億円の増益となる1,516億円となりました。

海外の資金運用収支は前中間連結会計期間比230億円の減益となる564億円、役務取引等収支は同50億円の増益となる173億円、特定取引収支は同72億円の減益となる51億円、その他業務収支は同47億円の増益となる61億円となりました。

種類	期別	国内	海外	消去又は全社(△)	合計
		金額(百万円)	金額(百万円)	金額(百万円)	金額(百万円)
資金運用収支	前中間連結会計期間	586,324	79,574	△2,644	663,254
	当中間連結会計期間	544,003	56,487	△4,697	595,792
うち資金運用収益	前中間連結会計期間	711,326	134,190	△19,110	826,407
	当中間連結会計期間	668,794	104,023	△20,323	752,495
うち資金調達費用	前中間連結会計期間	125,002	54,615	△16,465	163,152
	当中間連結会計期間	124,791	47,536	△15,625	156,702
信託報酬	前中間連結会計期間	84	―	―	84
	当中間連結会計期間	729	―	―	729
役務取引等収支	前中間連結会計期間	182,933	12,229	26	195,190
	当中間連結会計期間	218,057	17,306	16	235,379
うち役務取引等収益	前中間連結会計期間	222,815	14,595	△251	237,159
	当中間連結会計期間	262,498	19,534	△77	281,955
うち役務取引等費用	前中間連結会計期間	39,882	2,365	△278	41,969
	当中間連結会計期間	44,441	2,228	△93	46,575
特定取引収支	前中間連結会計期間	151,525	12,379	―	163,904
	当中間連結会計期間	25,170	5,151	―	30,322
うち特定取引収益	前中間連結会計期間	153,718	13,100	△2,915	163,904
	当中間連結会計期間	27,282	7,739	△4,094	30,927
うち特定取引費用	前中間連結会計期間	2,193	721	△2,915	―
	当中間連結会計期間	2,112	2,587	△4,094	605
その他業務収支	前中間連結会計期間	25,471	1,424	△191	26,704
	当中間連結会計期間	151,652	6,181	△101	157,732
うちその他業務収益	前中間連結会計期間	446,111	13,830	△256	459,685
	当中間連結会計期間	544,292	8,048	△546	551,794
うちその他業務費用	前中間連結会計期間	420,639	12,406	△65	432,980
	当中間連結会計期間	392,639	1,867	△444	394,061

(注) 1 「国内」とは当社、国内銀行連結子会社(海外店を除く)及びその他の国内連結子会社であります。
2 「海外」とは、国内銀行連結子会社の海外店及び海外連結子会社であります。
3 金銭の信託に係る収益及び費用を「その他経常収益」「その他経常費用」に計上しておりますので、金銭の信託運用見合費用(前中間連結会計期間16百万円、当中間連結会計期間１百万円)を資金調達費用から控除して表示しております。
4 「国内」、「海外」間の内部取引は、「消去又は全社(△)」欄に表示しております。

② 国内・海外別資金運用／調達の状況

当中間連結会計期間の資金運用勘定の平均残高は前中間連結会計期間比２兆1,870億円減少して85兆4,195億円、利回りは同0.13％低下して1.76％となりました。また、資金調達勘定の平均残高は同9,863億円減少して88兆1,661億円、利回りは同0.01％低下して0.36％となりました。

国内・海外別に見ますと、国内の資金運用勘定の平均残高は前中間連結会計期間比２兆2,657億円減少して78兆6,384億円、利回りは同0.06％低下して1.70％となりました。また、資金調達勘定の平均残高は同１兆3,024億円減少して83兆8,328億円、利回りは同0.01％上昇して0.30％となりました。

海外の資金運用勘定の平均残高は前中間連結会計期間比3,153億円減少して７兆5,535億円、利回りは同0.66％低下して2.75％となりました。また、資金調達勘定の平均残高は同922億円増加して５兆2,762億円、利回りは同0.31％低下して1.80％となりました。

ア　国内

種類	期別	平均残高	利息	利回り
		金額(百万円)	金額(百万円)	(％)
資金運用勘定	前中間連結会計期間	80,904,257	711,326	1.76
	当中間連結会計期間	78,638,471	668,794	1.70
うち貸出金	前中間連結会計期間	54,619,544	521,345	1.91
	当中間連結会計期間	51,278,263	506,829	1.98
うち有価証券	前中間連結会計期間	23,738,285	118,891	1.00
	当中間連結会計期間	23,794,963	113,132	0.95
うちコールローン及び買入手形	前中間連結会計期間	388,832	716	0.37
	当中間連結会計期間	656,016	1,470	0.45
うち買現先勘定	前中間連結会計期間	29,137	2	0.02
	当中間連結会計期間	96,652	3	0.01
うち債券貸借取引支払保証金	前中間連結会計期間	659,019	71	0.02
	当中間連結会計期間	779,344	77	0.02
うち預け金	前中間連結会計期間	668,518	2,533	0.76
	当中間連結会計期間	1,090,730	8,261	1.51
資金調達勘定	前中間連結会計期間	85,135,275	125,002	0.29
	当中間連結会計期間	83,832,839	124,791	0.30
うち預金	前中間連結会計期間	59,740,859	27,716	0.09
	当中間連結会計期間	62,347,109	28,001	0.09
うち譲渡性預金	前中間連結会計期間	4,244,403	434	0.02
	当中間連結会計期間	3,526,673	383	0.02
うちコールマネー及び売渡手形	前中間連結会計期間	7,489,079	536	0.01
	当中間連結会計期間	5,368,095	540	0.02
うち売現先勘定	前中間連結会計期間	2,103,516	66	0.01
	当中間連結会計期間	744,310	12	0.00
うち債券貸借取引受入担保金	前中間連結会計期間	4,867,352	24,556	1.01
	当中間連結会計期間	4,557,841	22,096	0.97
うちコマーシャル・ペーパー	前中間連結会計期間	160,083	105	0.13
	当中間連結会計期間	286,656	99	0.07
うち借用金	前中間連結会計期間	3,309,960	36,489	2.20
	当中間連結会計期間	2,991,227	33,338	2.23
うち社債	前中間連結会計期間	2,779,101	20,824	1.50
	当中間連結会計期間	3,438,848	26,610	1.55

(注) 1　「国内」とは、当社、国内銀行連結子会社(海外店を除く)及びその他の国内連結子会社であります。

2　平均残高は、原則として日々の残高の平均に基づいて算出しておりますが、一部の国内連結子会社については、週末毎、月末毎ないし半年毎の残高に基づく平均残高を使用しております。

3　無利息預け金の平均残高(前中間連結会計期間1,043,589百万円、当中間連結会計期間1,934,432百万円)を資金運用勘定から控除して表示しております。

4　金銭の信託に係る収益及び費用を「その他経常収益」「その他経常費用」に計上しておりますので、金銭の信託の平均残高(前中間連結会計期間33,861百万円、当中間連結会計期間3,628百万円)を資金運用勘定から、金銭の信託運用見合額の平均残高(前中間連結会計期間33,861百万円、当中間連結会計期間3,628百万円)及び利息(前中間連結会計期間16百万円、当中間連結会計期間１百万円)を資金調達勘定から、それぞれ控除して表示しております。

イ　海外

種類	期別	平均残高	利息	利回り
		金額(百万円)	金額(百万円)	(%)
資金運用勘定	前中間連結会計期間	7,868,913	134,190	3.41
	当中間連結会計期間	7,553,574	104,023	2.75
うち貸出金	前中間連結会計期間	5,279,586	80,147	3.04
	当中間連結会計期間	4,999,903	74,743	2.99
うち有価証券	前中間連結会計期間	1,205,801	22,273	3.69
	当中間連結会計期間	931,760	13,271	2.85
うちコールローン及び買入手形	前中間連結会計期間	106,562	1,259	2.36
	当中間連結会計期間	133,816	1,151	1.72
うち買現先勘定	前中間連結会計期間	129,285	1,482	2.29
	当中間連結会計期間	148,035	1,277	1.73
うち債券貸借取引支払保証金	前中間連結会計期間	―	―	―
	当中間連結会計期間	―	―	―
うち預け金	前中間連結会計期間	748,807	3,454	0.92
	当中間連結会計期間	913,247	6,454	1.41
資金調達勘定	前中間連結会計期間	5,184,006	54,615	2.11
	当中間連結会計期間	5,276,218	47,536	1.80
うち預金	前中間連結会計期間	3,432,379	29,787	1.74
	当中間連結会計期間	3,832,756	26,040	1.36
うち譲渡性預金	前中間連結会計期間	138,530	1,741	2.51
	当中間連結会計期間	109,785	1,298	2.37
うちコールマネー及び売渡手形	前中間連結会計期間	122,188	770	1.26
	当中間連結会計期間	137,739	748	1.09
うち売現先勘定	前中間連結会計期間	471,962	2,953	1.25
	当中間連結会計期間	247,421	1,545	1.25
うち債券貸借取引受入担保金	前中間連結会計期間	―	―	―
	当中間連結会計期間	―	―	―
うちコマーシャル・ペーパー	前中間連結会計期間	―	―	―
	当中間連結会計期間	―	―	―
うち借用金	前中間連結会計期間	116,137	1,697	2.92
	当中間連結会計期間	104,414	1,399	2.68
うち社債	前中間連結会計期間	881,456	16,621	3.77
	当中間連結会計期間	828,954	15,355	3.70

(注) 1　「海外」とは、国内銀行連結子会社の海外店及び海外連結子会社であります。

2　平均残高は、原則として日々の残高の平均に基づいて算出しておりますが、一部の海外連結子会社の平均残高については、週末毎、月末毎ないし半年毎の残高に基づく平均残高を使用しております。

3　無利息預け金の平均残高(前中間連結会計期間27,755百万円、当中間連結会計期間37,164百万円)を資金運用勘定から控除して表示しております。

ウ　合計

種類	期別	平均残高(百万円)			利息(百万円)			利回り(%)
		小計	消去又は全社(△)	合計	小計	消去又は全社(△)	合計	
資金運用勘定	前中間連結会計期間	88,773,171	△1,166,512	87,606,658	845,517	△19,110	826,407	1.89
	当中間連結会計期間	86,192,045	△772,448	85,419,596	772,818	△20,323	752,495	1.76
うち貸出金	前中間連結会計期間	59,899,130	△900,439	58,998,690	601,492	△15,678	585,813	1.99
	当中間連結会計期間	56,278,166	△780,186	55,497,980	581,572	△14,490	567,082	2.04
うち有価証券	前中間連結会計期間	24,944,087	―	24,944,087	141,165	△2,644	138,520	1.11
	当中間連結会計期間	24,726,724	170,384	24,897,108	126,404	△4,664	121,740	0.98
うちコールローン及び買入手形	前中間連結会計期間	495,395	―	495,395	1,975	―	1,975	0.80
	当中間連結会計期間	789,832	―	789,832	2,621	―	2,621	0.66
うち買現先勘定	前中間連結会計期間	158,423	―	158,423	1,484	―	1,484	1.87
	当中間連結会計期間	244,687	―	244,687	1,280	―	1,280	1.05
うち債券貸借取引支払保証金	前中間連結会計期間	659,019	―	659,019	71	―	71	0.02
	当中間連結会計期間	779,344	―	779,344	77	―	77	0.02
うち預け金	前中間連結会計期間	1,417,325	△266,010	1,151,314	5,988	△786	5,201	0.90
	当中間連結会計期間	2,003,978	△162,436	1,841,541	14,716	△1,168	13,547	1.47
資金調達勘定	前中間連結会計期間	90,319,282	△1,166,859	89,152,422	179,618	△16,465	163,152	0.37
	当中間連結会計期間	89,109,058	△942,940	88,166,118	172,327	△15,625	156,702	0.36
うち預金	前中間連結会計期間	63,173,239	△266,358	62,906,880	57,504	△786	56,717	0.18
	当中間連結会計期間	66,179,865	△162,529	66,017,335	54,041	△1,168	52,872	0.16
うち譲渡性預金	前中間連結会計期間	4,382,933	―	4,382,933	2,176	―	2,176	0.10
	当中間連結会計期間	3,636,459	―	3,636,459	1,682	―	1,682	0.09
うちコールマネー及び売渡手形	前中間連結会計期間	7,611,268	―	7,611,268	1,306	―	1,306	0.03
	当中間連結会計期間	5,505,835	―	5,505,835	1,289	―	1,289	0.05
うち売現先勘定	前中間連結会計期間	2,575,479	―	2,575,479	3,019	―	3,019	0.23
	当中間連結会計期間	991,732	―	991,732	1,558	―	1,558	0.31
うち債券貸借取引受入担保金	前中間連結会計期間	4,867,352	―	4,867,352	24,556	―	24,556	1.01
	当中間連結会計期間	4,557,841	―	4,557,841	22,096	―	22,096	0.97
うちコマーシャル・ペーパー	前中間連結会計期間	160,083	―	160,083	105	―	105	0.13
	当中間連結会計期間	286,656	―	286,656	99	―	99	0.07
うち借用金	前中間連結会計期間	3,426,097	△900,439	2,525,657	38,187	△15,678	22,508	1.78
	当中間連結会計期間	3,095,642	△780,200	2,315,441	34,738	△14,460	20,278	1.75
うち社債	前中間連結会計期間	3,660,558	―	3,660,558	37,446	―	37,446	2.05
	当中間連結会計期間	4,267,803	―	4,267,803	41,965	―	41,965	1.97

(注) 1　「国内」、「海外」間の内部取引は、「消去又は全社(△)」欄に表示しております。

2　平均残高は、原則として日々の残高の平均に基づいて算出しておりますが、一部の連結子会社については、週末毎、月末毎ないし半年毎の残高に基づく平均残高を使用しております。

3　無利息預け金の平均残高(前中間連結会計期間1,070,997百万円、当中間連結会計期間1,971,503百万円)を資金運用勘定から控除して表示しております。

4　金銭の信託に係る収益及び費用を「その他経常収益」「その他経常費用」に計上しておりますので、金銭の信託の平均残高(前中間連結会計期間33,861百万円、当中間連結会計期間3,628百万円)を資金運用勘定から、金銭の信託運用見合額の平均残高(前中間連結会計期間33,861百万円、当中間連結会計期間3,628百万円)及び利息(前中間連結会計期間16百万円、当中間連結会計期間1百万円)を資金調達勘定から、それぞれ控除して表示しております。

③　国内・海外別役務取引の状況

当中間連結会計期間の役務取引等収益は、前中間連結会計期間比447億円増加して2,819億円、一方役務取引等費用は同46億円増加して465億円となったことから、役務取引等収支は同401億円の増益となる2,353億円となりました。

国内・海外別に見ますと、国内の役務取引等収益は前中間連結会計期間比396億円増加して2,624億円、一方役務取引等費用は同45億円増加して444億円となったことから、役務取引等収支は同351億円の増益となる2,180億円となりました。

海外の役務取引等収益は前中間連結会計期間比49億円増加して195億円、一方役務取引等費用は同１億円減少して22億円となったことから、役務取引等収支は同50億円の増益となる173億円となりました。

種類	期別	国内	海外	消去又は全社(△)	合計
		金額(百万円)	金額(百万円)	金額(百万円)	金額(百万円)
役務取引等収益	前中間連結会計期間	222,815	14,595	△251	237,159
	当中間連結会計期間	262,498	19,534	△77	281,955
うち預金・貸出業務	前中間連結会計期間	8,561	7,898	△8	16,452
	当中間連結会計期間	11,383	11,450	△11	22,822
うち為替業務	前中間連結会計期間	55,181	2,843	△0	58,025
	当中間連結会計期間	57,154	3,465	△0	60,620
うち証券関連業務	前中間連結会計期間	22,505	0	―	22,505
	当中間連結会計期間	24,736	0	―	24,736
うち代理業務	前中間連結会計期間	7,782	―	―	7,782
	当中間連結会計期間	9,655	―	―	9,655
うち保護預り・貸金庫業務	前中間連結会計期間	3,119	2	―	3,121
	当中間連結会計期間	3,181	1	―	3,183
うち保証業務	前中間連結会計期間	13,565	1,529	△241	14,853
	当中間連結会計期間	19,439	1,728	△8	21,159
うちクレジットカード関連業務	前中間連結会計期間	44,268	―	―	44,268
	当中間連結会計期間	45,835	―	―	45,835
役務取引等費用	前中間連結会計期間	39,882	2,365	△278	41,969
	当中間連結会計期間	44,441	2,228	△93	46,575
うち為替業務	前中間連結会計期間	10,539	1,081	△0	11,621
	当中間連結会計期間	11,208	765	△21	11,952

(注)　1　「国内」とは当社、国内銀行連結子会社(海外店を除く)及びその他の国内連結子会社であります。
　　　2　「海外」とは国内銀行連結子会社の海外店及び海外連結子会社であります。
　　　3　「国内」、「海外」間の内部取引は、「消去又は全社(△)」欄に表示しております。

④ 国内・海外別特定取引の状況

ア 特定取引収益・費用の内訳

当中間連結会計期間の特定取引収益は前中間連結会計期間比1,329億円減少して309億円、一方特定取引費用は同6億円増加して6億円となったことから、特定取引収支は同1,335億円の減益となる303億円となりました。

国内・海外別に見ますと、国内の特定取引収益は前中間連結会計期間比1,264億円減少して272億円、一方特定取引費用は同0億円減少して21億円となったことから、特定取引収支は同1,263億円の減益となる251億円となりました。

海外の特定取引収益は前中間連結会計期間比53億円減少して77億円、一方特定取引費用は同18億円増加して25億円となったことから、特定取引収支は同72億円の減益となる51億円となりました。

種類	期別	国内	海外	消去又は全社(△)	合計
		金額(百万円)	金額(百万円)	金額(百万円)	金額(百万円)
特定取引収益	前中間連結会計期間	153,718	13,100	△2,915	163,904
	当中間連結会計期間	27,282	7,739	△4,094	30,927
うち商品有価証券収益	前中間連結会計期間	1,359	1,950	―	3,309
	当中間連結会計期間	5,047	―	―	5,047
うち特定取引有価証券収益	前中間連結会計期間	286	―	―	286
	当中間連結会計期間	―	―	―	―
うち特定金融派生商品収益	前中間連結会計期間	152,045	11,149	△2,915	160,279
	当中間連結会計期間	22,042	7,460	△4,094	25,408
うちその他の特定取引収益	前中間連結会計期間	28	―	―	28
	当中間連結会計期間	192	279	―	471
特定取引費用	前中間連結会計期間	2,193	721	△2,915	―
	当中間連結会計期間	2,112	2,587	△4,094	605
うち商品有価証券費用	前中間連結会計期間	―	―	―	―
	当中間連結会計期間	―	―	―	―
うち特定取引有価証券費用	前中間連結会計期間	―	―	―	―
	当中間連結会計期間	605	―	―	605
うち特定金融派生商品費用	前中間連結会計期間	2,193	721	△2,915	―
	当中間連結会計期間	1,507	2,587	△4,094	―
うちその他の特定取引費用	前中間連結会計期間	―	―	―	―
	当中間連結会計期間	―	―	―	―

(注) 1 「国内」とは当社、国内銀行連結子会社(海外店を除く)及びその他の国内連結子会社であります。

2 「海外」とは国内銀行連結子会社の海外店及び海外連結子会社であります。

3 「国内」、「海外」間の内部取引は、「消去又は全社(△)」欄に表示しております。

イ　特定取引資産・負債の内訳(末残)

当中間連結会計期間末の特定取引資産残高は前中間連結会計期間末比2,106億円減少して３兆2,747億円、特定取引負債残高は同2,666億円減少して１兆7,800億円となりました。

国内・海外別に見ますと、国内の特定取引資産残高は前中間連結会計期間末比187億円減少して２兆9,860億円、特定取引負債残高は同1,086億円減少して１兆5,163億円となりました。

海外の特定取引資産残高は前中間連結会計期間末比1,973億円減少して3,048億円、特定取引負債残高は同1,635億円減少して2,798億円となりました。

種類	期別	国内	海外	消去又は全社(△)	合計
		金額(百万円)	金額(百万円)	金額(百万円)	金額(百万円)
特定取引資産	前中間連結会計期間	3,004,717	502,212	△21,580	3,485,349
	当中間連結会計期間	2,986,009	304,837	△16,105	3,274,740
うち商品有価証券	前中間連結会計期間	83,571	45,929	―	129,501
	当中間連結会計期間	184,087	49,297	―	233,385
うち商品有価証券派生商品	前中間連結会計期間	499	―	―	499
	当中間連結会計期間	769	―	―	769
うち特定取引有価証券	前中間連結会計期間	―	―	―	―
	当中間連結会計期間	―	―	―	―
うち特定取引有価証券派生商品	前中間連結会計期間	934	―	―	934
	当中間連結会計期間	357	―	―	357
うち特定金融派生商品	前中間連結会計期間	1,843,317	456,283	△21,580	2,278,019
	当中間連結会計期間	1,824,988	255,539	△16,105	2,064,422
うちその他の特定取引資産	前中間連結会計期間	1,076,394	―	―	1,076,394
	当中間連結会計期間	975,805	―	―	975,805
特定取引負債	前中間連結会計期間	1,624,941	443,405	△21,580	2,046,766
	当中間連結会計期間	1,516,329	279,849	△16,105	1,780,073
うち売付商品債券	前中間連結会計期間	2,854	10,301	―	13,156
	当中間連結会計期間	43,543	21,595	―	65,138
うち商品有価証券派生商品	前中間連結会計期間	125	―	―	125
	当中間連結会計期間	429	―	―	429
うち特定取引売付債券	前中間連結会計期間	―	―	―	―
	当中間連結会計期間	―	―	―	―
うち特定取引有価証券派生商品	前中間連結会計期間	1,745	―	―	1,745
	当中間連結会計期間	406	―	―	406
うち特定金融派生商品	前中間連結会計期間	1,620,216	433,103	△21,580	2,031,739
	当中間連結会計期間	1,471,950	258,253	△16,105	1,714,098
うちその他の特定取引負債	前中間連結会計期間	―	―	―	―
	当中間連結会計期間	―	―	―	―

(注)１　「国内」とは当社、国内銀行連結子会社(海外店を除く)及びその他の国内連結子会社であります。

２　「海外」とは国内銀行連結子会社の海外店及び海外連結子会社であります。

３　「国内」、「海外」間の内部取引は、「消去又は全社(△)」欄に表示しております。

⑤　国内・海外別預金残高の状況

○　預金の種類別残高(末残)

種類	期別	国内	海外	合計
		金額(百万円)	金額(百万円)	金額(百万円)
預金合計	前中間連結会計期間	59,866,088	3,276,174	63,142,263
	当中間連結会計期間	63,484,410	4,135,551	67,619,961
うち流動性預金	前中間連結会計期間	35,129,895	2,700,120	37,830,016
	当中間連結会計期間	37,834,751	3,509,695	41,344,446
うち定期性預金	前中間連結会計期間	20,497,871	566,545	21,064,416
	当中間連結会計期間	20,816,478	616,657	21,433,135
うちその他	前中間連結会計期間	4,238,321	9,508	4,247,830
	当中間連結会計期間	4,833,180	9,198	4,842,378
譲渡性預金	前中間連結会計期間	3,290,409	89,200	3,379,610
	当中間連結会計期間	2,916,818	121,514	3,038,333
総合計	前中間連結会計期間	63,156,498	3,365,375	66,521,873
	当中間連結会計期間	66,401,228	4,257,066	70,658,295

(注) 1　「国内」とは当社、国内銀行連結子会社(海外店を除く)及びその他の国内連結子会社であります。

2　「海外」とは国内銀行連結子会社の海外店及び海外連結子会社であります。

3　流動性預金＝当座預金＋普通預金＋貯蓄預金＋通知預金

4　定期性預金＝定期預金＋定期積金

⑥　国内・海外別貸出金残高の状況

○　業種別貸出状況(残高・構成比)

「(3) 事業の種類別セグメントの業績」の「⑥　事業の種類別貸出金残高の状況　ア　業種別貸出状況(残高・構成比)」に記載しているため、当該欄での記載を省略しております。

⑦ 国内・海外別有価証券の状況

○ 有価証券残高(末残)

種類	期別	国内	海外	全社	合計
		金額(百万円)	金額(百万円)	金額(百万円)	金額(百万円)
国債	前中間連結会計期間	11,532,101	81,845	—	11,613,946
	当中間連結会計期間	12,826,352	53,672	—	12,880,025
地方債	前中間連結会計期間	403,548	—	—	403,548
	当中間連結会計期間	497,812	—	—	497,812
社債	前中間連結会計期間	2,231,813	—	—	2,231,813
	当中間連結会計期間	2,585,690	—	—	2,585,690
株式	前中間連結会計期間	3,454,156	—	156,700	3,610,856
	当中間連結会計期間	3,367,691	—	176,420	3,544,111
その他の証券	前中間連結会計期間	3,666,940	923,944	—	4,590,884
	当中間連結会計期間	3,495,319	1,070,162	0	4,565,482
合計	前中間連結会計期間	21,288,560	1,005,789	156,700	22,451,050
	当中間連結会計期間	22,772,866	1,123,835	176,421	24,073,122

(注) 1 「国内」とは当社、国内銀行連結子会社(海外店を除く)及びその他の国内連結子会社であります。
2 「海外」とは国内銀行連結子会社の海外店及び海外連結子会社であります。
3 「その他の証券」には、外国債券及び外国株式を含んでおります。

(自己資本比率関係)

(参考)

自己資本比率は、銀行法第52条の25の規定に基づき連結自己資本比率の基準を定める件(平成10年大蔵省告示第62号。以下、「告示」という)に定められた算式に基づき、連結ベースについて算出しております。

なお、当社は、第一基準を適用のうえ、マーケット・リスク規制を導入しております。

連結自己資本比率(第一基準)

項目			平成15年9月30日	平成16年9月30日
			金額(百万円)	金額(百万円)
基本的項目	資本金		1,247,650	1,247,650
	うち非累積的永久優先株(注1)		—	—
	新株式払込金		—	—
	資本剰余金		854,798	866,870
	利益剰余金		423,309	612,438
	連結子会社の少数株主持分		1,010,401	1,012,090
	うち海外特別目的会社の発行する優先出資証券(※)		824,000	823,640
	その他有価証券の評価差損(△)		—	—
	自己株式払込金		—	—
	自己株式(△)		13,231	2,303
	為替換算調整勘定		△41,189	△73,509
	営業権相当額(△)		166	77
	連結調整勘定相当額(△)		12,733	17,544
	計	(A)	3,468,838	3,645,613
	うちステップ・アップ金利条項付の優先出資証券(注2)		200,250	199,890
補完的項目	その他有価証券の連結貸借対照表計上額の合計額から帳簿価額の合計額を控除した額の45%相当額		127,243	208,922
	土地の再評価額と再評価の直前の帳簿価額の差額の45%相当額		69,167	71,114
	一般貸倒引当金		945,452	601,684
	負債性資本調達手段等		2,301,535	2,537,720
	うち永久劣後債務(注3)		684,342	826,093
	うち期限付劣後債務及び期限付優先株(注4)		1,617,193	1,711,627
	計		3,443,398	3,419,442
	うち自己資本への算入額	(B)	3,235,345	3,419,442
準補完的項目	短期劣後債務		—	—
	うち自己資本への算入額	(C)	—	—
控除項目	控除項目(注5)	(D)	244,075	443,633
自己資本額	(A)+(B)+(C)−(D)	(E)	6,460,108	6,621,422
リスク・アセット等	資産(オン・バランス)項目		55,243,252	55,088,422
	オフ・バランス取引項目		3,466,108	5,165,054
	信用リスク・アセットの額	(F)	58,709,360	60,253,477
	マーケット・リスク相当額に係る額((H)/8%)	(G)	282,609	285,650
	(参考)マーケット・リスク相当額	(H)	22,608	22,852
	計((F)+(G))	(I)	58,991,970	60,539,127
連結自己資本比率(第一基準)=(E)/(I)×100(%)			10.95%	10.93%

(注) 1　資本金の「うち非累積的永久優先株」については、非累積的永久優先株に係る資本項目別の残高内訳がないため記載しておりません。なお、資本金及び資本剰余金に含まれる非累積的永久優先株の額は1,592,906百万円であります。

2　告示第4条第2項に掲げるもの、すなわち、ステップ・アップ金利等の特約を付すなど償還を行う蓋然性を有する株式等(海外特別目的会社の発行する優先出資証券を含む。)であります。

3　告示第5条第1項第4号に掲げる負債性資本調達手段で次に掲げる性質のすべてを有するものであります。

(1) 無担保で、かつ、他の債務に劣後する払込済のものであること。

(2) 一定の場合を除き、償還されないものであること。

(3) 業務を継続しながら損失の補てんに充当されるものであること。

(4) 利払い義務の延期が認められるものであること。

4　告示第5条第1項第5号及び第6号に掲げるものであります。ただし、期限付劣後債務は契約時における償還期間が5年を超えるものに限られております。

5　告示第7条第1項第1号に掲げる他の金融機関の資本調達手段の意図的な保有相当額、及び第2号に規定するものに対する投資に相当する額であります。

(※)「連結自己資本比率(第一基準)」における「基本的項目」の中の「うち海外特別目的会社の発行する優先出資証券」には、株式会社三井住友銀行(以下、「当行」という。)の海外特別目的会社が発行した以下の３件の優先出資証券が含まれております。

発行体	SB Treasury Company L.L.C.(“SBTC-LLC”)	SB Equity Securities (Cayman), Limited(“SBES”)	Sakura Preferred Capital (Cayman) Limited(“SPCL”)
発行証券の種類	配当非累積的永久優先出資証券	配当非累積的永久優先出資証券	配当非累積的永久優先出資証券
発行期間	定めず	定めず	定めず
任意償還	平成20年６月以降の各配当支払日 (ただし金融庁の事前承認が必要)	平成21年６月以降の各配当支払日 (ただし金融庁の事前承認が必要)	平成21年１月以降の各配当支払日 (ただし金融庁の事前承認が必要)
発行総額	1,800百万米ドル	340,000百万円 Series A-1　315,000百万円 Series A-2　5,000百万円 Series B　20,000百万円	283,750百万円 Initial Series　258,750百万円 Series B　25,000百万円
払込日	平成10年２月18日	Series A-1　平成11年２月26日 Series A-2　平成11年３月26日 Series B　平成11年３月１日	Initial Series　平成10年12月24日 Series B　平成11年３月30日
配当率	固定 (ただし平成20年６月の配当支払日以降は、変動配当率が適用されるとともに、150ベーシス・ポイントのステップアップ金利が付される)	Series A-1　変動(金利ステップアップなし) Series A-2　変動(金利ステップアップなし) Series B　固定(ただし平成21年６月の配当支払日以降は変動配当。金利ステップアップなし)	Initial Series　変動(金利ステップアップなし) Series B　変動(金利ステップアップなし)
配当日	毎年６月・12月の最終営業日	毎年６月・12月の最終営業日	毎年７月24日と１月24日 (休日の場合は翌営業日)
配当停止条件	以下のいずれかの事由が発生した場合は、配当の支払いは停止される(停止された配当は累積しない)。 ①当行が自己資本比率/Tier1比率の最低水準を達成できない場合(ただし配当停止は当行の任意) ②当行につき、清算、破産または清算的会社更生が開始された場合 ③当行優先株(注)2または普通株への配当が停止され、かつ当行が本優先出資証券への配当停止を決めた場合	以下のいずれかの事由が発生した場合は、配当の支払いは停止される(停止された配当は累積しない)。 ①「損失吸収事由(注)1」が発生した場合 ②当行優先株(注)2への配当が停止された場合 ③当行の配当可能利益が、当行優先株(注)2及びSBTC-LLCが発行した優先出資証券への年間配当予定額の合計額以下となる場合 ④当行普通株への配当が停止され、かつ当行が本優先出資証券(注)3への配当停止を決めた場合	以下のいずれかの事由が発生した場合は、配当の支払いは停止される(停止された配当は累積しない)。 ①当行優先株(注)2について当行直近営業年度にかかる配当が一切支払われなかった場合 ②当行自己資本比率が規制上必要な比率を下回った場合(但し、下記の強制配当事由の不存在を条件とする) ③当行が発行会社に対し配当不払いの通知をした場合(但し、下記の強制配当事由の不存在を条件とする) ④当行が支払不能若しくは債務超過である旨の通知を当行が発行会社に行なった場合
配当制限	規定なし	当行優先株(注)2への配当が減額された場合は本優先出資証券(注)3への配当も同じ割合で減額される。	当行優先株(注)2への配当が減額された場合は本優先出資証券(注)3への配当も同じ割合で減額される。
配当可能利益制限	規定なし	本優先出資証券(注)3への配当額は、当行の配当可能利益／予想配当可能利益から、当行優先株(注)2及びSBTC-LLCが発行した優先出資証券への年間配当予定額を差し引いた、残余額の範囲内でなければならない(注)4(注)5。	本優先出資証券(注)3への配当金は、直近営業年度の当行配当可能利益額(当行優先株(注)2への配当があればその額を控除した額)の範囲内で支払われる(注)6。
強制配当	当行直近営業年度につき当行株式への配当が支払われた場合には、同営業年度末を含む暦年の12月及び翌暦年の６月における配当が全額なされる。	当行直近営業年度につき当行普通株式への配当が支払われた場合には、同営業年度末を含む暦年の12月及び翌暦年の６月における配当が全額なされる。但し、上記「配当停止条件」①ないし③、「配当制限」及び「配当可能利益制限」の制限に服する。	当行直近営業年度の当行普通株式の中間又は期末配当が支払われた場合には同営業年度末以降連続する２配当支払日(同年度末を含む暦年の７月及び翌暦年の１月)における配当が全額なされる。但し、上記の「配当停止条件」④及び「配当可能利益制限」の制限に服する。
残余財産分配請求権	当行優先株(注)2と同格	当行優先株(注)2と同格	当行優先株(注)2と同格

(注) 1　損失吸収事由

当行につき、①自己資本比率／Tier1比率の最低水準未達、②債務不履行、③債務超過、または④「管理変更事由」(ⓐ清算事由<清算、破産または清算的会社更生>の発生、ⓑ会社更生、会社整理等の手続開始、ⓒ監督当局が、当行が支払不能または債務超過の状態にあること、または当行を公的管理に置くことを公表)が発生すること。ただし①の場合は、配当を停止するかどうかは当行の任意。

2　当行優先株

自己資本比率規制上の基本的項目と認められる優先株。今後発行される優先株を含む。

3　本優先出資証券

当該発行体が今後新たに優先出資証券を発行した場合は、当該新発優先出資証券を含む。

4　SBESの配当可能利益制限における予想配当可能利益の勘案

当該現会計年度における本優先出資証券への年間配当予定額が、前会計年度末の当行の配当可能利益を基に計算した残余額の範囲内であっても、翌会計年度における本優先出資証券への年間配当予定額が、当該現会計年度末の当行の予想配当可能利益を基に計算した残余額を超える見込みである場合には、当該現会計年度における本優先出資証券への配当は、現会計年度末の予想配当可能利益を基に計算した残余額の範囲内で支払われる。

5　SBES以外の発行体から優先出資証券が発行されている場合の配当可能利益制限

SBES以外の当行連結子会社が、本優先出資証券と実質的に同条件の優先出資証券(「案分配当証券」)を発行している場合は、本優先出資証券への年間配当額は、案分配当証券がなければその限度額となる「残余額」に、本優先出資証券への年間配当予定額を分子、本優先出資証券への年間配当予定額と案分配当証券への年間配当予定額の和を分母とする分数を乗じて得られる金額の範囲内でなければならない。

6　SPCL以外の発行体から優先出資証券が発行されている場合の配当可能利益制限

SPCL以外の当行連結子会社が、配当受領権において当行優先株と同格の証券を発行している場合は、本優先出資証券への配当額は、直近営業年度の当行配当可能利益額(当行優先株への配当があればその額を控除した額)に、本優先出資証券への配当予定額を分子、本優先出資証券への配当予定額と当該連結子会社が発行する証券への配当予定額の和を分母とする分数を乗じて得られる金額の範囲内でなければならない。

2 【生産、受注及び販売の状況】

「生産、受注及び販売の状況」は、銀行持株会社としての業務の特殊性のため、該当する情報がないので記載しておりません。

3 【対処すべき課題】

当社は、「バランスシートのクリーンアップ」の総仕上げと「グループ収益力の強化」に向け、平成16年度における対処すべき経営課題として以下を掲げております。

(「バランスシートのクリーンアップ」の総仕上げ)

三井住友銀行は、上期において不良債権(金融再生法上の開示債権)残高を平成16年３月末対比約3,300億円削減し、９月末の不良債権残高を約２兆4,800億円、不良債権比率を4.4％といたしました。この結果、平成16年度末までに平成14年３月末の不良債権比率8.9％を半減するとの目標を、半年前倒しで達成いたしました。下期におきましても、企業再生・劣化防止に一段と注力すると共に、オフバランス化を一層推進し、平成16年度末の不良債権残高を２兆円未満、不良債権比率を３％台としてまいります。また、保有株式につきましては、これまでに大幅な削減を行い、既に残高を株式保有制限で求められる水準以下に収めておりますが、株価変動リスクの更なる削減に向け、上期に約2,000億円を売却し、下期以降も引続き圧縮に取り組んでまいります。

(「グループ収益力の強化」)

収益力の強化につきましては、当社が擁する、三井住友銀行、三井住友カード、三井住友銀リース、日本総合研究所、大和証券エスエムビーシー、大和住銀投信投資顧問等、強力な事業基盤を持つグループ会社各社のビジネスを一層強化するとともに、グループ会社間の協働や、業界のリーディング・カンパニーとの提携戦略を積極的に推進することにより、グループ全体の収益力を一段と強化してまいります。

具体的には、三井住友銀行において、ビジネスセレクトローン・Ｎファンド等の中堅・中小企業向けリスクテイク貸出を、リスク対応力の更なる強化やチャネルの拡充等を通じて一段と増加させてまいります。また、投資信託・個人年金保険販売・住宅ローン等の個人向けコンサルティングビジネスを、専門拠点でありますＳＭＢＣコンサルティングプラザの増設や新商品の投入等を通じ、更に強化してまいります。投資銀行ビジネスにつきましては、シンジケート・ローンやストラクチャード・ファイナンス等、ソリューション提供力を高めると共に、大和証券エスエムビーシーとの連携を更に強化し、収益増強を進めてまいります。

また、本年６月に発表いたしましたプロミスとの戦略的提携により、三井住友銀行のチャネル・顧客基盤とプロミスの専門性・ノウハウを融合した新たなビジネスモデルを確立し、コンシューマー・ファイナンスビジネスを抜本的に強化いたします。当面は、来年４月を目処としたコンシューマー・ローンの提供に向け、着実に準備を進めてまいります。

海外ビジネスについては、中国を中心としたアジア関連ビジネスを一段と強化することはもとより、欧米においても、戦略的な資源投入により、ビジネスボリュームの拡大を進めてまいります。

(公的資金の早期返済)

当社は、先般、政府にお引き受けいただいております優先株式のうち2,010億円分を返済いたしました。これは、これまでの取組みの成果として、剰余金が積み上がり、期間収益力が着実に回復している状況を踏まえ、来年度以降としておりました返済開始時期を前倒ししたものであります。残る公的資金１兆1,000億円につきましても、収益力の一段の強化により、早期の返済を目指してまいります。

当社は、平成16年度、「バランスシートのクリーンアップ」の総仕上げと「グループ収益力の強化」の両面において着実な成果をお示しすることにより、当社に対する市場の総合的評価を向上させてまいりたいと考えております。

4 【経営上の重要な契約等】

平成16年6月21日付で、当社と当社の連結子会社である株式会社三井住友銀行はプロミス株式会社と、変化するお客さまのファイナンスニーズをきめ細かく捕捉するとともに、より魅力的なローン商品の開発を通じて新たなお客さまのニーズに応えるため、コンシューマー・ファイナンス事業における戦略的提携を行うことについて基本合意書を締結し、同年9月27日付で業務提携契約を締結いたしました。

5 【研究開発活動】

当中間連結会計期間の研究開発活動につきましては、当社では行っておりませんが、その他事業(システム開発・情報処理業)を行う子会社において、業務システムに関する研究開発を行いました。なお、研究開発費の金額は、210百万円であります。

第３　【設備の状況】

１　【主要な設備の状況】

当中間連結会計期間において、主要な設備に重要な異動はありません。

２　【設備の新設、除却等の計画】

当中間連結会計期間において、前連結会計年度末に計画した重要な設備の新設、除却等について、重要な変更はありません。また、当中間連結会計期間中に新たに確定した計画について、記載すべき重要なものはありません。

第４ 【提出会社の状況】

１ 【株式等の状況】

(1) 【株式の総数等】

① 【株式の総数】

種類	会社が発行する株式の総数(株)
普通株式	15,000,000
第一種優先株式	35,000
第二種優先株式	100,000
第三種優先株式	695,000
第四種優先株式	249,202
第五種優先株式	250,000
第六種優先株式	300,000
計	16,629,202

(注) １ 「当会社の発行する株式の総数は、16,766,933株とし、このうち15,000,000株は普通株式、67,000株は第一種優先株式、100,000株は第二種優先株式、800,000株は第三種優先株式、249,933株は第四種優先株式、250,000株は第五種優先株式、300,000株は第六種優先株式とする。ただし、株式の消却または第一種優先株式、第二種優先株式、第三種優先株式、第四種優先株式もしくは第五種優先株式の普通株式への転換があったときは、これに相当する株式数を減ずる。」旨定款(平成16年６月29日変更)に定めております。
なお、定款変更後当中間会計期間の末日までに第一種優先株式32,000株、第三種優先株式105,000株、第四種優先株式731株がそれぞれ普通株式に転換されております。

２ 当中間会計期間末日後、半期報告書の提出日までに第四種優先株式が普通株式に転換されたことに伴い、会社が発行する株式の総数は、第四種優先株式が3,242株減少し245,960株に、全種類の株式の合計が3,242株減少し16,625,960株になっております。なお、平成16年12月１日から半期報告書を提出する日までに優先株式の転換により減少した株式数は控除されておりません。

② 【発行済株式】

種類	中間会計期間末現在発行数(株)(平成16年９月30日)	提出日現在発行数(株)(平成16年12月14日)	上場証券取引所名又は登録証券業協会名	内容
普通株式	6,205,379.18	6,236,552.24	東京証券取引所(市場第一部) 大阪証券取引所(市場第一部) 名古屋証券取引所(市場第一部)	完全議決権株式であり、権利内容に何ら限定のない当社における標準となる株式(注)１
第一種優先株式	35,000	同左	―	(注)１，２
第二種優先株式	100,000	同左	―	(注)３
第三種優先株式	695,000	同左	―	(注)１，４
第１回第四種優先株式	4,175	同左	―	(注)５
第２回第四種優先株式	4,175	同左	―	(注)５
第３回第四種優先株式	4,175	同左	―	(注)５
第４回第四種優先株式	4,175	同左	―	(注)５
第５回第四種優先株式	4,175	同左	―	(注)５
第６回第四種優先株式	4,175	同左	―	(注)５
第７回第四種優先株式	4,175	同左	―	(注)５
第８回第四種優先株式	4,175	同左	―	(注)５
第９回第四種優先株式	4,175	同左	―	(注)５
第10回第四種優先株式	4,175	同左	―	(注)５
第11回第四種優先株式	4,175	同左	―	(注)５
第12回第四種優先株式	4,175	同左	―	(注)５
第13回第四種優先株式	114,202	110,960	―	(注)１，６
計	7,199,681.18	7,227,612.24	―	―

(注) １　提出日現在の発行数には、平成16年12月１日から半期報告書を提出する日までの優先株式の転換による株式数の増減及び新株予約権の行使により発行された株式数は含まれておりません。

２　第一種優先株式の主な内容は次のとおりであります。

(イ)優先配当金

(a) 当社は、利益配当を行うときは、第一種優先株式を有する株主(以下「第一種優先株主」という)または第一種優先株式の登録質権者(以下「第一種優先登録質権者」という)に対し、普通株式を有する株主(以下「普通株主」という)または普通株式の登録質権者(以下「普通登録質権者」という)に先立ち、第一種優先株式１株につき10,500円の利益配当金(以下「優先配当金」という)を支払う。ただし、当該営業年度において下記(ロ)に定める優先中間配当金を支払ったときは、当該優先中間配当金を控除した額を支払うものとする。

(b) ある営業年度において第一種優先株主または第一種優先登録質権者に対して支払う利益配当金の額が優先配当金の額に満たないときは、その不足額は翌営業年度以降に累積しない。

(c) 第一種優先株主または第一種優先登録質権者に対しては優先配当金を超えて配当を行わない。

(ロ)優先中間配当金

当社は、中間配当を行うときは、第一種優先株主または第一種優先登録質権者に対し、普通株主または普通登録質権者に先立ち、第一種優先株式1株につき5,250円を支払う。

(ハ)残余財産の分配

(a) 当社は、残余財産を分配するときは、第一種優先株主または第一種優先登録質権者に対し、普通株主または普通登録質権者に先立ち、第一種優先株式1株につき3,000,000円を支払う。

(b) 第一種優先株主または第一種優先登録質権者に対しては、前項のほか、残余財産の分配は行わない。

(ニ)消却

当社は、いつでも第一種優先株式を買い入れ、これを株主に配当すべき利益をもって当該買入価額により消却することができる。

(ホ)議決権

第一種優先株主は、株主総会において議決権を有しない。ただし、優先配当金を受ける旨の議案が定時株主総会に提出されなかったときは当該定時株主総会より、優先配当金を受ける旨の議案が定時株主総会において否決されたときは当該定時株主総会終結の時より、優先配当金を受ける旨の決議がある時までは議決権を有するものとする。

(ヘ)株式の併合または分割、新株引受権等

(a) 当社は、法令に定める場合を除き、第一種優先株式について株式の併合または分割は行わない。

(b) 当社は、第一種優先株主に対し新株の引受権または新株予約権付社債の引受権を与えない。

(ト)普通株式への転換

第一種優先株主は、以下に定めるところにより第一種優先株式の普通株式への転換を請求することができる。

① 転換請求期間

当社の設立の日から平成21年2月26日まで。

ただし、株主総会において権利を行使すべき株主を確定するための基準日の翌日から当該基準日の対象となる株主総会終結の日までの期間を除く。

② 転換の条件

㋑転換価額

転換価額は947,100円とする。

㋺転換価額の修正

転換価額は、当社の設立の日から平成20年8月1日までの毎年8月1日(以下「修正日」という)に、各修正日に先立つ45取引日目に始まる30取引日の東京証券取引所における当社の普通株式の普通取引の毎日の終値(気配表示を含む)の平均値(終値のない日数を除く)に修正される。修正後転換価額は、10円の位まで算出し、その10円の位を四捨五入する。ただし、修正後転換価額が947,100円(以下「下限転換価額」という。ただし、下記㋩により調整される)を下回る場合には、下限転換価額をもって修正後転換価額とする。なお、各修正日に先立つ45取引日目から各修正日までの間に下記㋩により転換価額を調整すべき事由が生じた場合には、修正後転換価額は㋩に準じて調整される。

㋩転換価額の調整

ⓐ第一種優先株式発行後、次の(ⅰ)から(ⅲ)までの何れかに該当する場合には、転換価額は、下記の算式(以下「転換価額調整式」という)により調整される。

$$調整後転換価額 = 調整前転換価額 \times \frac{既発行の普通株式数 + \frac{新発行の普通株式数 \times 1株当りの払込金額}{時価}}{既発行の普通株式数 + 新発行の普通株式数}$$

調整後転換価額は10円の位まで算出し、その10円の位を四捨五入する。

ただし、転換価額調整式により算出される調整後転換価額が100,000円を下回る場合には、100,000円を調整後転換価額とする。

(ⅰ)転換価額調整式で使用する時価を下回る払込金額をもって普通株式を発行する場合

株主に引受権を付与するときはその割当日の翌日を、それ以外のときは払込期日の翌日を、調整後転換価額の適用開始日とする。

(ⅱ)株式分割により普通株式を発行する場合

株式の分割のための株主割当日の翌日を、調整後転換価額の適用開始日とする。ただし、配当可能利益を資本に組入れることを条件として株式分割を行う場合において、株式分割の割当日が配当可能利益の資本組入を決議すべき株主総会の日よりも前であるときは、当該株主総会の終結の日の翌日を、調整後転換価額の適用開始日とする。

(ⅲ)転換価額調整式で使用する時価を下回る価額をもって普通株式に転換することができる株式(以下「転換型株式」という)または転換価額調整式で使用する時価を下回る価額の払込をもって普通株式の発行を請求できる新株予約権または新株予約権付社債を発行する場合

株主に引受権を付与するときはその割当日の翌日を、それ以外のときは払込期日(無償で新株予約権を発行する場合は発行の日)の翌日を、調整後転換価額の適用開始日とする。この場合、調整後転換価額の適用開始日の前日に、発行される転換型株式の全額が普通株式に転換されたものとみなし、またはすべての新株予約権が行使されたものとみなし、 調整後転換価額を算出するものとする。以降の調整においては、かかるみなし株式数は、転換または新株予約権行使の結果発行された株式数を上回る限りにおいて、既発行の普通株式数に算入される。

ⓑ合併、資本の減少または普通株式の併合等により転換価額の調整を必要とする場合には、上記ⓐに準じて取締役会が適当と判断する価額に調整される。

ⓒ転換価額調整式で使用する時価は、調整後転換価額の適用開始日(ただし、上記ⓐ(ⅱ)ただし書きの場合には株主割当日)に先立つ45取引日目に始まる30取引日の東京証券取引所における当社の普通株式の普通取引の毎日の終値(気配表示を含む)の平均値(終値のない日数を除く)とする。ただし、平均値の計算は、10円の位まで算出し、その10円の位を四捨五入する。なお、調整後転換価額の適用開始日に先立つ45取引日目から当該適用開始日までの間に上記ⓐにより転換価額を調整すべき事由が生じた場合には、調整後転換価額は上記ⓐに準じて調整される。

ⓓ転換価額調整式で使用する調整前転換価額は、調整後転換価額の適用開始日の前日において有効な転換価額とする。

ⓔ転換価額調整式で使用する既発行の普通株式数は、株主割当日がある場合はその日、株主割当日がない場合は調整後転換価額の適用開始日の１ヵ月前の日における当社の発行済普通株式数とする。

㊁転換により発行すべき普通株式数

第一種優先株式の転換により発行すべき当社の普通株式数は、次のとおりとする。

$$\text{転換により発行すべき普通株式数} = \frac{\text{第一種優先株主が転換請求のために提出した第一種優先株式の発行価額総額}}{\text{転換価額}}$$

発行すべき普通株式数の算出に当って１株未満の端数が生じたときは、１株の100分の１の整数倍に当る端数はこれを端株原簿に記載または記録し、１株の100分の１に満たない部分はこれを切り上げる。

㊄転換により発行する株式の内容

当社普通株式

㊅転換請求受付場所

東京都千代田区丸の内一丁目４番４号

住友信託銀行株式会社　証券代行部

㊆転換の効力発生

転換の効力は、転換請求書および第一種優先株式の株券が上記㊅の転換請求受付場所に到着した日に発生する。

③　一斉転換

㋑転換請求期間中に転換の請求がなされなかった第一種優先株式は、同期間の末日の翌日(以下「一斉転換日」という)をもって、１株につき3,000,000円を一斉転換日に先立つ45取引日目に始まる30取引日の東京証券取引所における当社の普通株式の普通取引の毎日の終値(気配表示を含む)の平均値(終値のない日数を除く)で除して得られる数の普通株式となる。平均値の計算は10円の位まで算出し、その10円の位を四捨五入する。ただし、当該平均値が500,000円を下回るときは、第一種優先株式１株につき3,000,000円をその金額で除して得られる数の普通株式となる。

㋺普通株式数の算出に当って１株の100分の１に満たない端数が生じたときは、商法に定める株式併合の場合に準じてこれを取り扱う。

④　優先株式の転換と配当

第一種優先株式の転換により発行された普通株式及び普通株式の端株に対する最初の利益配当金または中間配当金は、転換の請求または一斉転換が４月１日から９月30日までになされたときは４月１日に、10月１日から翌年３月31日までになされたときは10月１日に、それぞれ転換があったものとみなしてこれを支払う。

3　第二種優先株式の主な内容は次のとおりであります。

(イ)優先配当金

(a) 当社は、利益配当を行うときは、第二種優先株式を有する株主(以下「第二種優先株主」という)または第二種優先株式の登録質権者(以下「第二種優先登録質権者」という)に対し、普通株主または普通登録質権者に先立ち、第二種優先株式1株につき28,500円の利益配当金(以下「優先配当金」という)を支払う。ただし、当該営業年度において下記(ロ)に定める優先中間配当金を支払ったときは、当該優先中間配当金を控除した額を支払うものとする。

(b) ある営業年度において第二種優先株主または第二種優先登録質権者に対して支払う利益配当金の額が優先配当金の額に満たないときは、その不足額は翌営業年度以降に累積しない。

(c) 第二種優先株主または第二種優先登録質権者に対しては優先配当金を超えて配当は行わない。

(ロ)優先中間配当金

当社は、中間配当を行うときは、第二種優先株主または第二種優先登録質権者に対し、普通株主または普通登録質権者に先立ち、第二種優先株式1株につき14,250円を支払う。

(ハ)残余財産の分配

(a) 当社の残余財産を分配するときは、第二種優先株主または第二種優先登録質権者に対し、普通株主または普通登録質権者に先立ち、第二種優先株式1株につき3,000,000円を支払う。

(b) 第二種優先株主または第二種優先登録質権者に対しては、前項のほか、残余財産の分配は行わない。

(ニ)消却

当社は、いつでも第二種優先株式を買い入れ、これを株主に配当すべき利益をもって当該買入価額により消却することができる。

(ホ)議決権

第二種優先株主は、株主総会において議決権を有しない。ただし、優先配当金を受ける旨の議案が定時株主総会に提出されなかったときは当該定時株主総会より、優先配当金を受ける旨の議案が定時株主総会において否決されたときは当該定時株主総会終結の時より、優先配当金を受ける旨の決議がある時までは議決権を有するものとする。

(ヘ)株式の併合または分割、新株引受権等

(a) 当社は、法令に定める場合を除き、第二種優先株式について株式の併合または分割は行わない。

(b) 当社は、第二種優先株主に対し新株の引受権または新株予約権付社債の引受権を与えない。

(ト)普通株式への転換

第二種優先株主は、以下に定めるところにより第二種優先株式の普通株式への転換を請求することができる。

①　転換請求期間

平成17年8月1日から平成21年2月26日まで。

ただし、株主総会において権利を行使すべき株主を確定するための基準日の翌日から当該基準日の対象となる株主総会終結の日までの期間を除く。

②　転換の条件

㋑当初転換価額

当初転換価額は、平成17年8月1日に先立つ45取引日目に始まる30取引日の東京証券取引所における当社の普通株式の普通取引の毎日の終値(気配表示を含む)の平均値(終値のない日数を除く)とする。当初転換価額は、10円の位まで算出し、その10円の位を四捨五入する。ただし、当該価額が947,100円を下回る場合には、当初転換価額は947,100円とする(ただし、下記㋩により調整される)。

㋺転換価額の修正

転換価額は、平成18年8月1日から平成20年8月1日までの毎年8月1日(以下「修正日」という)に、各修正日に先立つ45取引日目に始まる30取引日の東京証券取引所における当社の普通株式の普通取引の毎日の終値(気配表示を含む)の平均値(終値のない日数を除く)に修正される。修正後転換価額は、10円の位まで算出し、その10円の位を四捨五入する。ただし、修正後転換価額が947,100円(以下「下限転換価額」という。ただし、下記㋩により調整される)を下回る場合には、下限転換価額をもって修正後転換価額とする。なお、各修正日に先立つ45取引日目から各修正日までの間に下記㋩により転換価額を調整すべき事由が生じた場合には、修正後転換価額は㋩に準じて調整される。

㋩転換価額の調整

ⓐ第二種優先株式発行後、次の(ⅰ)から(ⅲ)までの何れかに該当する場合には、転換価額は、下記の算式(以下「転換価額調整式」という)により調整される。

$$\text{調整後転換価額} = \text{調整前転換価額} \times \frac{\text{既発行の普通株式数} + \dfrac{\text{新発行の普通株式数} \times 1\text{株当りの払込金額}}{\text{時価}}}{\text{既発行の普通株式数} + \text{新発行の普通株式数}}$$

調整後転換価額は10円の位まで算出し、その10円の位を四捨五入する。

ただし、転換価額調整式により算出される調整後転換価額が100,000円を下回る場合には、100,000円を調整後転換価額とする。

(ⅰ)転換価額調整式で使用する時価を下回る払込金額をもって普通株式を発行する場合

株主に引受権を付与するときはその割当日の翌日を、それ以外のときは払込期日の翌日を、調整後転換価額の適用開始日とする。

(ⅱ)株式分割により普通株式を発行する場合

株式の分割のための株主割当日の翌日を、調整後転換価額の適用開始日とする。ただし、配当可能利益を資本に組入れることを条件として株式分割を行う場合において、株式分割の割当日が配当可能利益の資本組入を決議すべき株主総会の日よりも前であるときは、当該株主総会の終結の日の翌日を、調整後転換価額の適用開始日とする。

(ⅲ)転換価額調整式で使用する時価を下回る価額をもって普通株式に転換することができる株式(以下「転換型株式」という)または転換価額調整式で使用する時価を下回る価額の払込をもって普通株式の発行を請求できる新株予約権または新株予約権付社債を発行する場合

株主に引受権を付与するときはその割当日の翌日を、それ以外のときは払込期日(無償で新株予約権を発行する場合は発行の日)の翌日を、調整後転換価額の適用開始日とする。この場合、調整後転換価額の適用開始日の前日に、発行される転換型株式の全額が普通株式に転換されたものとみなし、またはすべての新株予約権が行使されたものとみなし、調整後転換価額を算出するものとする。以降の調整においては、かかるみなし株式数は、転換または新株予約権行使の結果発行された株式数を上回る限りにおいて、既発行の普通株式数に算入される。

ⓑ合併、資本の減少または普通株式の併合等により転換価額の調整を必要とする場合には、上記ⓐに準じて取締役会が適当と判断する価額に調整される。

ⓒ転換価額調整式で使用する時価は、調整後転換価額の適用開始日(ただし、上記ⓐ(ⅱ)ただし書きの場合には株主割当日)に先立つ45取引日目に始まる30取引日の東京証券取引所における当社の普通株式の普通取引の毎日の終値(気配表示を含む)の平均値(終値のない日数を除く)とする。ただし、平均値の計算は、10円の位まで算出し、その10円の位を四捨五入する。なお、調整後転換価額の適用開始日に先立つ45取引日目から当該適用開始日までの間に上記ⓐにより転換価額を調整すべき事由が生じた場合には、調整後転換価額は上記ⓐに準じて調整される。

ⓓ転換価額調整式で使用する調整前転換価額は、調整後転換価額の適用開始日の前日において有効な転換価額とする。

ⓔ転換価額調整式で使用する既発行の普通株式数は、株主割当日がある場合はその日、株主割当日がない場合は調整後転換価額の適用開始日の1ヵ月前の日における当社の発行済普通株式数とする。

㋥転換により発行すべき普通株式数

第二種優先株式の転換により発行すべき当社の普通株式数は、次のとおりとする。

$$\text{転換により発行すべき普通株式数} = \frac{\text{第二種優先株主が転換請求のために提出した第二種優先株式の発行価額総額}}{\text{転換価額}}$$

発行すべき普通株式数の算出に当って1株未満の端数が生じたときは、1株の100分の1の整数倍に当る端数はこれを端株原簿に記載または記録し、1株の100分の1に満たない部分はこれを切り上げる。

㋭転換により発行する株式の内容

当社普通株式

㋬転換請求受付場所

東京都千代田区丸の内一丁目4番4号

住友信託銀行株式会社　証券代行部

㋣転換の効力発生

転換の効力は、転換請求書および第二種優先株式の株券が上記㋬の転換請求受付場所に到着した日に発生する。

③　一斉転換

㋑転換請求期間中に転換の請求がなされなかった第二種優先株式は、同期間の末日の翌日（以下「一斉転換日」という）をもって、１株につき3,000,000円を一斉転換日に先立つ45取引日目に始まる30取引日の東京証券取引所における当社の普通株式の普通取引の毎日の終値（気配表示を含む）の平均値（終値のない日数を除く）で除して得られる数の普通株式となる。平均値の計算は10円の位まで算出し、その10円の位を四捨五入する。ただし、当該平均値が500,000円を下回るときは、第二種優先株式１株につき3,000,000円をその金額で除して得られる数の普通株式となる。

㋺普通株式数の算出に当って１株の100分の１に満たない端数が生じたときは、商法に定める株式併合の場合に準じてこれを取り扱う。

④　優先株式の転換と配当

第二種優先株式の転換により発行された普通株式及び普通株式の端株に対する最初の利益配当金または中間配当金は、転換の請求または一斉転換が４月１日から９月30日までになされたときは４月１日に、10月１日から翌年３月31日までになされたときは10月１日に、それぞれ転換があったものとみなしてこれを支払う。

4　第三種優先株式の主な内容は次のとおりであります。

(イ)優先配当金

(a) 当社は、利益配当を行うときは、第三種優先株式を有する株主（以下「第三種優先株主」という）または第三種優先株式の登録質権者（以下「第三種優先登録質権者」という）に対し、普通株主または普通登録質権者に先立ち、第三種優先株式１株につき13,700円の利益配当金（以下「優先配当金」という）を支払う。ただし、当該営業年度において下記（ロ）に定める優先中間配当金を支払ったときは、当該優先中間配当金を控除した額を支払うものとする。

(b) ある営業年度において第三種優先株主または第三種優先登録質権者に対して支払う利益配当金の額が優先配当金の額に満たないときは、その不足額は翌営業年度以降に累積しない。

(c) 第三種優先株主または第三種優先登録質権者に対しては、優先配当金を超えて配当は行わない。

(ロ)優先中間配当金

当社は、中間配当を行うときは、第三種優先株主または第三種優先登録質権者に対し、普通株主または普通登録質権者に先立ち、第三種優先株式１株につき6,850円を支払う。

(ハ)残余財産の分配

(a) 当社の残余財産を分配するときは、第三種優先株主または第三種優先登録質権者に対し普通株主または普通登録質権者に先立ち、第三種優先株式１株につき1,000,000円を支払う。

(b) 第三種優先株主または第三種優先登録質権者に対しては、前項のほか、残余財産の分配は行わない。

(ニ)消却

当社は、いつでも第三種優先株式を買い入れ、これを株主に配当すべき利益をもって当該買入価額により消却することができる。

(ホ)議決権

第三種優先株主は、株主総会において議決権を有しない。ただし、優先配当金を受ける旨の議案が定時株主総会に提出されなかったときは当該定時株主総会より、優先配当金を受ける旨の議案が定時株主総会において否決されたときは当該定時株主総会終結の時より、優先配当金を受ける旨の決議がある時までは議決権を有するものとする。

(ヘ)株式の併合または分割、新株引受権等

(a) 当社は、法令に定める場合を除き、第三種優先株式について株式の併合または分割は行わない。

(b) 当社は、第三種優先株主に対し新株の引受権または新株予約権付社債の引受権を与えない。

(ト)普通株式への転換

第三種優先株主は、以下に定めるところにより第三種優先株式の普通株式への転換を請求することができる。

①　転換請求期間

当社設立の日から平成21年９月30日まで。

ただし、株主総会において権利を行使すべき株主を確定するための基準日の翌日から当該基準日の対象となる株主総会終結の日までの期間を除く。

②　転換の条件

㋑転換価額

転換価額は、644,200円とする。

㊁転換価額の修正

転換価額は、平成15年10月１日以降平成18年10月１日までの毎年10月１日(以下「修正日」という)に、各修正日に先立つ45取引日目に始まる30取引日(以下「時価算定期間」という)の東京証券取引所における当社の普通株式の普通取引の毎日の終値(気配表示を含む)の平均値(終値のない日数を除く)に修正される。

修正後転換価額は、10円の位まで算出し、その10円の位を四捨五入する。ただし、修正後転換価額が249,700円(以下「下限転換価額」という。ただし、下記㋬により調整される)を下回る場合には、下限転換価額をもって修正後転換価額とする。

㋬転換価額の調整

ⓐ第三種優先株式発行後、次の(ⅰ)から(ⅲ)までの何れかに該当する場合には、転換価額は、下記の算式(以下「転換価額調整式」という)により調整される。

$$\text{調整後転換価額} = \text{調整前転換価額} \times \frac{\text{既発行の普通株式数} + \dfrac{\text{新発行の普通株式数} \times 1\text{株当りの払込金額}}{\text{時価}}}{\text{既発行の普通株式数} + \text{新発行の普通株式数}}$$

調整後転換価額は10円の位まで算出し、その10円の位を四捨五入する。

ただし、転換価額調整式により算出される調整後転換価額が100,000円を下回る場合には、100,000円を調整後転換価額とする。

(ⅰ)転換価額調整式で使用する時価を下回る払込金額をもって普通株式を発行する場合

株主に引受権を付与するときはその割当日の翌日を、それ以外のときは払込期日の翌日を、調整後転換価額の適用開始日とする。

(ⅱ)株式分割により普通株式を発行する場合

株式の分割のための株主割当日の翌日を、調整後転換価額の適用開始日とする。

ただし、配当可能利益を資本に組入れることを条件として株式分割を行う場合において、株式分割の割当日が配当可能利益の資本組入を決議すべき株主総会の日よりも前であるときは、当該株主総会の終結の日の翌日を、調整後転換価額の適用開始日とする。

(ⅲ)転換価額調整式で使用する時価を下回る価額をもって普通株式に転換することができる株式(以下「転換型株式」という)または転換価額調整式で使用する時価を下回る価額の払込をもって普通株式の発行を請求できる新株予約権または新株予約権付社債を発行する場合

株主に引受権を付与するときはその割当日の翌日を、それ以外のときは払込期日(無償で新株予約権を発行する場合は発行の日)の翌日を、調整後転換価額の適用開始日とする。この場合、調整後転換価額の適用開始日の前日に、発行される転換型株式の全額が普通株式に転換されたものとみなし、またはすべての新株予約権が行使されたものとみなし、調整後転換価額を算出するものとする。ただし、当該発行される転換型株式の転換価額または新株予約権の行使に際しての払込金額がその払込期日(無償で新株予約権を発行する場合は発行の日)または割当日において確定しない場合には、転換または新株予約権の行使のされ得る最初の日を調整後転換価額の適用開始日とし、その前日に、発行される転換型株式の全額が普通株式に転換、またはすべての新株予約権が行使されたものとみなす。

ⓑただし、上記㊁に定める各時価算定期間の終了する日の翌日以降当該修正日前日までの間に転換価額を調整すべき事由が発生した場合には、上記㊁により修正された修正後転換価額を調整前転換価額として調整後転換価額を算出し、当該修正前転換価額については調整を行わないものとする。

ⓒ合併、資本の減少または普通株式の併合等により転換価額の調整を必要とする場合には、取締役会が適当と判断する価額に調整される。

ⓓ転換価額調整式で使用する時価は、調整後転換価額の適用開始日(ただし、上記ⓐ(ⅱ)ただし書きの場合には株主割当日)に先立つ45取引日目に始まる30取引日の東京証券取引所における当社の普通株式の普通取引の毎日の終値(気配表示を含む)の平均値(終値のない日数を除く)とする。ただし、平均値の計算は、10円の位まで算出し、その10円の位を四捨五入する。

ⓔ転換価額調整式で使用する調整前転換価額は、調整後転換価額の適用開始日の前日において有効な転換価額とする。

ⓕ転換価額調整式で使用する既発行の普通株式数は、株主割当日がある場合はその日、株主割当日がない場合は調整後転換価額の適用開始日の１ヵ月前の日における当社の発行済普通株式数とする。

ⓖ転換価額調整式で使用する1株当りの払込金額とは、上記ⓐ(ⅰ)の場合には当該払込金額(金銭以外の財産による払込の場合にはその適正な評価額)、上記ⓐ(ⅱ)の場合には0円、上記ⓐ(ⅲ)の場合には当該転換価額または新株予約権の発行価額および行使に際しての払込金額の合計額をそれぞれいうものとする。

㊁下限転換価額の調整

上記㋩により転換価額の調整を行う場合には、下限転換価額についても、転換価額調整式を、「転換価額」を「下限転換価額」に置き換えたうえで適用して同様の調整を行い、上記㋩ⓒにより転換価額の調整を行う場合には、下限転換価額についても取締役会が適当と判断する価額に変更される。ただし、上記㋩ⓑに定める場合には、調整後下限転換価額は当該修正日以降これを適用するものとする。

㋭転換により発行すべき普通株式数

第三種優先株式の転換により発行すべき当社の普通株式数は、次のとおりとする。

$$\text{転換により発行すべき普通株式数} = \frac{\text{第三種優先株主が転換請求のために提出した第三種優先株式の発行価額総額}}{\text{転換価額}}$$

発行すべき普通株式数の算出に当って1株未満の端数が生じたときは、1株の100分の1の整数倍に当る端数はこれを端株原簿に記載または記録し、1株の100分の1に満たない部分はこれを切り上げる。

㋬転換により発行する株式の内容

当社普通株式

㋣転換請求受付場所

東京都千代田区丸の内一丁目4番4号

住友信託銀行株式会社　証券代行部

㋠転換の効力発生

転換の効力は、転換請求書および第三種優先株式の株券が上記㋣の転換請求受付場所に到着した日に発生する。

③　一斉転換

㋑転換請求期間中に転換の請求がなされなかった第三種優先株式は、同期間の末日の翌日(以下「一斉転換日」という)をもって、1株につき1,000,000円を一斉転換日に先立つ45取引日目に始まる30取引日の東京証券取引所における当社の普通株式の普通取引の毎日の終値(気配表示を含む)の平均値(終値のない日数を除く)で除して得られる数の普通株式となる。平均値の計算は10円の位まで算出し、その10円の位を四捨五入する。ただし、当該平均値が258,330円を下回るときは、第三種優先株式1株につき1,000,000円をその金額で除して得られる数の普通株式となる。

㋺普通株式数の算出に当って1株の100分の1に満たない端数が生じたときは、商法に定める株式併合の場合に準じてこれを取り扱う。

④　優先株式の転換と配当

第三種優先株式の転換により発行された普通株式及び普通株式の端株に対する最初の利益配当金または中間配当金は、転換の請求または一斉転換が4月1日から9月30日までになされたときは4月1日に、10月1日から翌年3月31日までになされたときは10月1日に、それぞれ転換があったものとみなしてこれを支払う。

5　第1回第四種優先株式、第2回第四種優先株式、第3回第四種優先株式、第4回第四種優先株式、第5回第四種優先株式、第6回第四種優先株式、第7回第四種優先株式、第8回第四種優先株式、第9回第四種優先株式、第10回第四種優先株式、第11回第四種優先株式、第12回第四種優先株式(以下、第1回から第12回までの各回の第四種優先株式をそれぞれ「第1-12回第四種優先株式」という)の主な内容は次のとおりであります。

(イ)優先配当金

(a)　当社は、利益配当を行うときは、第1-12回第四種優先株式を有する株主(以下「第1-12回第四種優先株主」という)または第1-12回第四種優先株式の登録質権者(以下「第1-12回第四種優先登録質権者」という)に対し、普通株主または普通登録質権者に先立ち、第1-12回第四種優先株式1株につき135,000円(ただし、平成15年3月31日に終了する営業年度に係る優先配当金については、19,500円とする)の利益配当金(以下「優先配当金」という)を支払う。ただし、当該営業年度において下記(ロ)に定める優先中間配当金を支払ったときは、当該優先中間配当金を控除した額を支払うものとする。

(b) ある営業年度において第１-12回第四種優先株主または第１-12回第四種優先登録質権者に対して支払う利益配当金の額が優先配当金の額に満たないときは、その不足額は翌営業年度以降に累積しない。

(c) 第１-12回第四種優先株主または第１-12回第四種優先登録質権者に対しては優先配当金を超えて配当は行わない。

(ロ)優先中間配当金

当社は、中間配当を行うときは、第１-12回第四種優先株主または第１-12回第四種優先登録質権者に対し、普通株主または普通登録質権者に先立ち、第１-12回第四種優先株式１株につき67,500円を支払う。

(ハ)残余財産の分配

(a) 当社の残余財産を分配するときは、第１-12回第四種優先株主または第１-12回第四種優先登録質権者に対し普通株主または普通登録質権者に先立ち、第１-12回第四種優先株式１株につき3,000,000円を支払う。

(b) 第１-12回第四種優先株主または第１-12回第四種優先登録質権者に対しては、前項のほか、残余財産の分配は行わない。

(ニ)消却

当社は、いつでも第１-12回第四種優先株式を買い入れ、これを株主に配当すべき利益をもって当該買入価額により消却することができる。

(ホ)議決権

第１-12回第四種優先株主は、株主総会において議決権を有しない。ただし、優先配当金を受ける旨の議案が定時株主総会に提出されなかったときは当該定時株主総会より、優先配当金を受ける旨の議案が定時株主総会において否決されたときは当該定時株主総会終結の時より、優先配当金を受ける旨の決議がある時までは議決権を有するものとする。

(ヘ)株式の併合または分割、新株引受権等

(a) 当社は、法令に定める場合を除き、第１-12回第四種優先株式について株式の併合または分割は行わない。

(b) 当社は、第１-12回第四種優先株主に対し新株の引受権または新株予約権付社債の引受権を与えない。

(ト)普通株式への転換

第１-12回第四種優先株主は、以下に定めるところにより第１-12回第四種優先株式の普通株式への転換を請求することができる。

① 転換請求期間

平成15年２月８日から平成40年２月７日まで。

② 転換の条件

㋑転換価額

転換価額は、322,300円とする。

㋺転換価額の修正

第１-12回第四種優先株主が当社に対し第１-12回第四種優先株式の転換を請求した日(以下「修正日」という)において、転換価額は、(ⅰ)修正日の前日において有効な転換価額、または、(ⅱ)修正日に先立つ45取引日目に始まる30取引日の東京証券取引所における普通株式の普通取引の毎日の終値(気配表示を含む)の平均値(終値のない日数を除く)相当額(10円の位まで算出し、その10円の位を四捨五入する)のいずれか小さい金額に修正される(以下「修正後転換価額」という)。ただし、修正後転換価額が106,300円(ただし、下記㋩により調整される)(以下「下限転換価額」という)を下回る場合には、下限転換価額をもって修正後転換価額とする。なお、修正日に先立つ45取引日目から修正日までの間に下記㋩により転換価額を調整すべき事由が生じた場合には、修正後転換価額は㋩に準じて調整される。なお、修正後転換価額は、修正日に転換請求がなされた当該各回第１-12回第四種優先株式についてのみ適用される。

㋩転換価額の調整

ⓐ第１-12回第四種優先株式発行後、次の(ⅰ)から(ⅴ)までのいずれかに該当する場合には、転換価額は、下記に定める各々該当する算式(以下「転換価額調整式」といい、転換価額調整式により調整された転換価額を、以下「調整後転換価額」という)により調整される。

(Ⅰ)下記(ⅰ)ないし(ⅲ)に該当する場合、転換価額調整式は、以下のとおりとする。

$$\text{調整後転換価額}=\text{調整前転換価額}\times\frac{\text{既発行普通株式数}+\dfrac{\text{新たに発行もしくは処分された普通株式数または転換証券(下記(ⅲ)に定義される)もしくは新株予約権(下記(ⅲ)に定義される)に関する計算の場合は、それらの転換もしくは行使により新たに発行もしくは処分され得る普通株式数}\times\text{普通株式1株当りの払込金額(転換証券の転換または新株予約権の行使に当り交付された対価を含む)}}{\text{時価}}}{\text{既発行普通株式数}+\text{新たに発行もしくは処分された普通株式数または転換証券(下記(ⅲ)に定義される)もしくは新株予約権(下記(ⅲ)に定義される)に関する計算の場合は、それらの転換もしくは行使により新たに発行もしくは処分され得る普通株式数}}$$

(Ⅱ)下記(ⅳ)に該当する場合、転換価額調整式は、以下のとおりとする。

$$\text{調整後転換価額}=\text{調整前転換価額}\times\frac{\text{時価}-\text{普通株式1株につき割り当てられた特別現金配当(下記(ⅳ)に定義される)または債務証書もしくは資産の分配に関する基準日(下記(ⅳ)に定義される)における適正市場価格(*)}}{\text{時価}}$$

(*)かかる適正市場価格に関しては、当社の取締役会(以下「取締役会」という)が適切と判断する独立の第三者(証券会社、銀行等)に評価させるものとする。

(Ⅲ)下記(ⅴ)に該当する場合、転換価額調整式は、以下のとおりとする。

$$\text{調整後転換価額}=\text{調整前転換価額}\times\frac{\text{時価}\times\text{既発行普通株式数}-\text{下記(ⅴ)に従って、買受け、償還もしくは取得される普通株式(または、転換証券もしくは新株予約権)の総数につき、当社が支払うべき対価の総額}}{\text{時価}\times\left(\text{既発行普通株式数}-\text{下記(ⅴ)において、買受け、償還または取得される普通株式数(または、転換証券もしくは新株予約権の場合は、それらの転換もしくは行使により発行もしくは処分される普通株式数)}\right)}$$

なお、上記転換価額調整式中の、「時価×既発行普通株式数－(下記(ⅴ)に従って、買受け、償還もしくは取得される普通株式(または、転換証券もしくは新株予約権)の総数につき、当社が支払うべき対価の総額)」の値が1未満になる場合は、かかる値は1として計算されるものとする。

調整後転換価額は10円の位まで算出し、その10円の位を四捨五入する。

(ⅰ)当社が、転換価額調整式で使用する時価を下回る払込金額をもって普通株式を発行または処分する場合(新株予約権の行使または転換証券の転換による発行または処分の場合を除く)

転換価額は、上記(Ⅰ)に定める転換価額調整式に従って算出された調整後転換価額に調整されるものとし、株主に当該普通株式の引受権が付与されるときはその割当日の翌日を、それ以外のときは当該普通株式の払込期日の翌日を、かかる調整後転換価額の適用開始日とする。

(ⅱ)株式分割により普通株式を発行する場合

転換価額は、上記(Ⅰ)に定める転換価額調整式に従って算出された調整後転換価額に調整されるものとし、株式分割による普通株式の割当日の翌日をかかる調整後転換価額の適用開始日とする。

ただし、配当可能利益を資本に組入れることを条件として株式分割を行う場合において、株式分割による普通株式の割当日が配当可能利益の資本組入を決議すべき株主総会の日よりも前であるときは、当該株主総会の終結の日の翌日を、かかる調整後転換価額の適用開始日とする。

(ⅲ)転換価額調整式で使用する時価を下回る価額をもって普通株式に転換することができる証券(当該第1-12回第四種優先株式と同時に発行される他の第1-12回第四種優先株式を除く。以下「転換証券」という)または普通株式を行使により取得することができる権利(当社の発行する社債に付された新株予約権を含む)(以下「新株予約権」という)を発行する場合

転換価額は、上記(Ⅰ)に定める転換価額調整式に従って算出された調整後転換価額に調整されるものとし、株主に転換証券または新株予約権の引受権が付与されるときはその割当日の翌日を、それ以外のときは当該転換証券または新株予約権の払込期日(無償で新株予約権を発行する場合は発行日)の翌日を、かかる調整後転換価額の適用開始日とする。当該転換証券または

新株予約権を発行する場合、調整後転換価額の適用開始日の前日に、発行される転換証券の全額が普通株式に転換されたものとみなし、または発行されるすべての新株予約権が行使されたものとみなし、調整後転換価額を算出するものとする。ただし、当該発行される転換証券の転換価額または新株予約権の行使価額がかかる転換証券または新株予約権の割当日または払込期日(無償で新株予約権を発行する場合は発行日)において確定しない場合で、かつ、かかる転換証券または新株予約権についての1株当りの当初の転換価額または行使価額の最低価額が定められていない場合には、かかる転換証券の転換価額または新株予約権の行使価額が確定した日の翌日を、かかる調整後転換価額の適用開始日とする。また、当該発行される転換証券の転換価額または新株予約権の行使価額がかかる転換証券または新株予約権の割当日または払込期日(無償で新株予約権を発行する場合は発行日)において確定しない場合で、かつ、かかる転換証券または新株予約権についての1株当りの当初の転換価額または行使価額の最低価額が定められている場合は、株主に転換証券または新株予約権の引受権が付与されるときはその割当日の翌日を、それ以外のときは当該転換証券または新株予約権の払込期日(無償で新株予約権を発行する場合は発行日)の翌日を、かかる調整後転換価額の適用開始日とするが、転換証券または新株予約権は、1株当りの当初の転換価額または行使価額の最低価額(ただし、希薄化防止のための調整は考慮しないものとする)により、かかる転換により発行もしくは処分されうる最大数の普通株式に転換されまたはそれらが行使により発行もしくは処分されたものとみなされる。その後、かかる転換証券の転換もしくは新株予約権の行使により発行もしくは処分されうる最大の普通株式数または転換価額もしくは行使価額の最低価額について変更(かかる転換証券または新株予約権の希薄化防止条項に基づく変更を含むが、これに限定されない)が生じた場合には、調整後転換価額は、第1-12回第四種優先株式の転換の直前において、当該変更を反映させるべく再計算されるものとする(ただし、調整後転換価額が、これらの転換証券または新株予約権の発行またはみなし発行により本(iii)に基づき行われた調整ないし再計算の結果、従前に減少したことがない限りは調整後転換価額の増加を行うことができず、従前に減少したことがある場合は、かかる減少のうちいかなる減少の額をも超えて調整後転換価額の増加を行うことができないものとする)が、かかる転換証券の転換または新株予約権の行使により、実際に普通株式が発行されたかまたは対価が支払われた場合には、かかる再計算は行わないものとする。また、その後、かかる転換証券に係る転換権または新株予約権のいずれかが消滅した場合には、調整後転換価額は、第1-12回第四種優先株式の転換の直前において、かかる転換証券の転換または新株予約権の行使により実際に発行された普通株式数のみを反映させるべく再計算されるものとする。

第1-12回第四種優先株式の発行時において残存するすべての転換証券および新株予約権は、第1-12回第四種優先株式の発行日の翌日において発行されたものとみなされる。

(iv) 当社が、普通株式を有するすべての株主に対して、特別現金配当または債務証書もしくは資産の分配(特別現金配当以外の現金配当を除く)を行う場合

かかる配当または分配の際に適用される転換価額は、上記(II)に定める転換価額調整式に従って算出された調整後転換価額に調整される。当社がかかる特別現金配当または分配を行うたびごとに、転換価額の調整は行われるものとし、当該特別現金配当または分配を受ける権利を有する株主を確定するために定められた日(以下「基準日」という)の翌日をかかる調整後転換価額の適用開始日とする。

「特別現金配当」とは、当社がある会計年度(以下に定義する)に関して決定した配当に基づく配当利回り(以下に定義する)が、5%に直前の3会計年度に関して決定した配当に基づく配当利回りの平均値を加えた値を超過する場合の金額とする。

「会計年度」とは、4月1日から翌年3月31日までの期間をいう。ただし、当社が3月31日以外の日に終了するように会計年度を変更した場合、会計年度は、かかる変更に応じて変更されたものとみなされる。

「配当利回り」とは、下記の算式により求められる率とする。

$$\frac{\text{当社が決定した普通株式1株当りの配当金}}{\text{対象となる会計年度の東京証券取引所における普通株式の毎日(終値のない日を除く)の終値の平均値}} \times 100\%$$

(ⅴ)当社が、普通株式の買受け、償還もしくはその他の事由による取得を、かかる取得日(以下「取得日」という)における普通株式１株当りの時価を上回る１株当りの価額をもって行う場合(当社が商法の規定に従い市場においてする取引の方法により普通株式を買受ける場合及び商法の規定に従い端株買取請求権の行使に関連して普通株式を買受ける場合を除く)、または、普通株式に転換もしくは普通株式を取得できるその他の証券の買受け、償還もしくはその他の事由による取得を、取得日における普通株式の１株当りの時価を上回る普通株式１株当りの対価をもって行う場合

かかる取得の際において適用される転換価額は、上記(Ⅲ)に定める転換価額調整式に従って算出された調整後転換価額に調整される。当社が普通株式またはかかる証券を買受け、償還またはその他の事由により取得するたびごとに、転換価額の調整は行われるのものとし、取得日の翌日をかかる調整後転換価額の適用開始日とする。

ⓑ株式交換、株式移転、会社分割、合併、資本の減少、普通株式の併合その他上記ⓐに該当しない希薄化事由により転換価額の調整を必要とする場合には、上記ⓐに準じて取締役会が適当と判断する価額に調整される。取締役会は、誠実にかつ合理的な方法により、かかる調整を決定する。

ⓒ転換価額調整式で使用する「時価」は、調整後転換価額の適用開始日(ただし、上記ⓐ(ⅱ)ただし書きの場合には株主割当日)に先立つ45取引日目に始まる30取引日の東京証券取引所における普通株式の普通取引の毎日の終値(気配表示を含む)の平均値(終値のない日数を除く)とする。平均値の計算は、10円の位まで算出し、その10円の位を四捨五入する。なお、調整後転換価額の適用開始日に先立つ45取引日目から当該適用開始日までの間に上記ⓐにより転換価額を調整すべき事由が生じた場合には、調整後転換価額は上記ⓐに準じて調整される。

ⓓ転換価額調整式で使用する「調整前転換価額」は、調整後転換価額の適用開始日の前日において有効な転換価額とする。

ⓔ転換価額調整式で使用する「既発行普通株式数」は、株主割当日がある場合はその日、株主割当日がない場合は調整後転換価額の適用開始日の１ヵ月前の日における当社の発行済普通株式数(ただし、普通株式に係る自己株式数を除く)とする。

ⓕ転換価額調整式で使用する「普通株式１株当りの払込金額」は、それぞれ、上記ⓐ(ⅰ)の場合には当該払込金額(金銭以外の財産による払込の場合には、取締役会が適切と判断する独立の第三者(証券会社、銀行等)により評価されたかかる払込の適正市場価格)、上記ⓐ(ⅱ)の場合には０円、上記ⓐ(ⅲ)の場合には普通株式１株当りの当該転換価額または普通株式１株当りの新株予約権の発行価額および行使に際しての払込金額の合計額とする。

ⓖ本㋩(上記ⓒを除く)において「普通株式」とは、普通株式、および(ⅰ)配当または残余財産分配における優先権がなく、かつ(ⅱ)償還可能ではない株式が含まれるものとする。

㋥上記㋩により転換価額の調整を行う場合には、下限転換価額についても、転換価額調整式を、「転換価額」を「下限転換価額」に置き換えた上で適用して同様の調整を行い、上記㋩ⓑにより転換価額の調整を行う場合には、下限転換価額についても取締役会が適当と判断する価額に変更される。取締役会は、誠実にかつ合理的な方法により、かかる調整を決定する。下限転換価額の調整は、上記㋩ⓑに基づく転換価額の調整と同時に有効になるものとする。

㋭転換により発行すべき普通株式数

転換により発行すべき当社の普通株式数は次のとおりとする。

$$\text{転換により発行すべき普通株式数} = \frac{\text{第１-12回第四種優先株主が転換請求のために提出した第１-12回第四種優先株式の発行価額総額}}{\text{転換価額}}$$

第１-12回第四種優先株式の転換により発行すべき普通株式数の算出に当って１株の100分の１の整数倍に当る端数はこれを端株原簿に記載または記録し、１株の100分の１に満たない端数は、これを切り捨てる。

なお、本㋭に従う限り、いかなる数の第１-12回第四種優先株式を有していたとしても、その第１-12回第四種優先株主１人が行う１回の転換により、普通株式１株に満たない部分は１つより多くは生じない。

㋬転換により発行する株式の内容

当社普通株式

㋣転換請求受付場所

東京都千代田区丸の内一丁目４番４号

住友信託銀行株式会社　証券代行部

㋠転換の効力発生

転換の効力は、転換請求書および第１-12回第四種優先株式の株券が上記㋣の転換請求受付場所に到着した日に発生する。

③　一斉転換

㋑転換請求期間中に転換の請求がなされなかった第１-12回第四種優先株式は、同期間の末日の翌日(以下「一斉転換日」という)をもって、第１-12回第四種優先株式１株の払込金相当額を一斉転換日に先立つ45取引日目に始まる30取引日の東京証券取引所における当社の普通株式の普通取引の毎日の終値(気配表示を含む)の平均値(終値のない日数を除く)で除して得られる数の普通株式となる。平均値の計算は10円の位まで算出し、その10円の位を四捨五入する。ただし、当該平均値が500,000円を下回るときは、各第１-12回第四種優先株式１株の払込金相当額をその金額で除して得られる数の普通株式となる。

㋺普通株式数の算出に当って１株の100分の１に満たない端数が生じたときは、商法に定める株式併合の場合に準じてこれを取り扱う。

④　優先株式の転換と配当

第１-12回第四種優先株式の転換により発行された普通株式及び普通株式の端株に対する最初の利益配当金または中間配当金は、転換の請求または一斉転換が４月１日から９月30日までになされたときは４月１日に、10月１日から翌年３月31日までになされたときは10月１日に、それぞれ転換があったものとみなしてこれを支払う。

(チ)発行の方法

ザ・ゴールドマン・サックス・グループ・インクに第１-12回第四種優先株式を直接全額割り当てる方法により発行する。

(リ)保有期間その他第１-12回第四種優先株式の保有に関する事項についての当社とザ・ゴールドマン・サックス・グループ・インクとの間の取決めの内容

ザ・ゴールドマン・サックス・グループ・インクは、当社との間で平成15年１月15日締結の優先株式引受契約書(以下「第１-12回第四種優先株式引受契約書」という)において、当社により割り当てられ保有する第１-12回第四種優先株式につき、以下の制限に従うことを約している。

(a)　第１-12回第四種優先株式につき、一定の場合を除き、譲渡その他の処分を行わない。(なお、ザ・ゴールドマン・サックス・グループ・インクが、第１-12回第四種優先株式引受契約書に従い、第１-12回第四種優先株式を譲渡した場合には、第１-12回第四種優先株式引受契約書に定める権利義務は、当該第１-12回第四種優先株式を譲り受けた者に承継される)

(b)　発行後２年間は、一定の場合を除き、第１-12回第四種優先株式の当社普通株式への転換請求を行わない。

(c)　第１-12回第四種優先株式の転換により発行された当社普通株式の譲渡その他の処分は、払込期日後２年目の応当日の前日までは一定の場合を除きこれを行わず、払込期日後２年目の応当日から12ヶ月間は、一定の場合を除き総転換株式数の３分の１の数(ないしこれから一定の株式数を減じた数)を超える当社普通株式につきこれを行わず、払込期日後３年目の応当日から12ヶ月間は、一定の場合を除き総転換株式数の３分の２の数(ないしこれから一定の株式数を減じた数)を超える当社普通株式につきこれを行わない。

総転換株式数とは、それまでに転換により発行された当社普通株式の数と、残存している第１-12回第四種優先株式の全てがその時点において適用のある転換価額で転換された場合に発行されるであろう当社普通株式の数の合計をいう。

6　第13回第四種優先株式の主な内容は次のとおりであります。

(イ)優先配当金

(a)　当社は、利益配当を行うときは、第13回第四種優先株式を有する株主(以下「第13回第四種優先株主」という)または第13回第四種優先株式の登録質権者(以下「第13回第四種優先登録質権者」という)に対し、普通株主または普通登録質権者に先立ち、第13回第四種優先株式１株につき67,500円(ただし、平成15年３月31日に終了する営業年度に係る優先配当金については、3,750円とする)の利益配当金(以下「優先配当金」という)を支払う。ただし、当該営業年度において下記(ロ)に定める優先中間配当金を支払ったときは、当該優先中間配当金を控除した額を支払うものとする。

(b)　ある営業年度において第13回第四種優先株主または第13回第四種優先登録質権者に対して支払う利益配当金の額が優先配当金の額に満たないときは、その不足額は翌営業年度以降に累積しない。

(c)　第13回第四種優先株主または第13回第四種優先登録質権者に対しては優先配当金を超えて配当は行わない。

(ロ)優先中間配当金

当社は、中間配当を行うときは、第13回第四種優先株主または第13回第四種優先登録質権者に対し、普通株主または普通登録質権者に先立ち、第13回第四種優先株式１株につき33,750円を支払う。

(ハ)残余財産の分配

(a) 当社の残余財産を分配するときは、第13回第四種優先株主または第13回第四種優先登録質権者に対し普通株主または普通登録質権者に先立ち、第13回第四種優先株式１株につき3,000,000円を支払う。

(b) 第13回第四種優先株主または第13回第四種優先登録質権者に対しては、前項のほか、残余財産の分配は行わない。

(ニ)消却

当社は、いつでも第13回第四種優先株式を買い入れ、これを株主に配当すべき利益をもって当該買入価額により消却することができる。

(ホ)議決権

第13回第四種優先株主は、株主総会において議決権を有しない。ただし、優先配当金を受ける旨の議案が定時株主総会に提出されなかったときは当該定時株主総会より、優先配当金を受ける旨の議案が定時株主総会において否決されたときは当該定時株主総会終結の時より、優先配当金を受ける旨の決議がある時までは議決権を有するものとする。

(ヘ)株式の併合または分割、新株引受権等

(a) 当社は、法令に定める場合を除き、第13回第四種優先株式について株式の併合または分割は行わない。

(b) 当社は、第13回第四種優先株主に対し新株の引受権または新株予約権付社債の引受権を与えない。

(ト)普通株式への転換

第13回第四種優先株主は、以下に定めるところにより第13回第四種優先株式の普通株式への転換を請求することができる。

① 転換請求期間

平成15年４月14日から平成17年７月12日まで

② 転換の条件

㋑転換価額

転換価額は、312,000円とする。

㋺転換価額の修正

平成17年７月11日(以下「修正日」という)において、転換価額は、(ⅰ)修正日の前日において有効な転換価額、または、(ⅱ)修正日に先立つ45取引日目に始まる30取引日の東京証券取引所における普通株式の毎日の売買高加重平均価格(以下に定義される)の平均値(売買高加重平均価格のない日数を除く)相当額(10円の位まで算出し、その10円の位を四捨五入する)のいずれか小さい金額に修正される(以下「修正後転換価額」という)。ただし、修正後転換価額が156,000円(ただし、下記㋩により調整される)(以下「下限転換価額」という)を下回る場合には、下限転換価額をもって修正後転換価額とする。ここに、売買高加重平均価格とは、東京証券取引所が、関連する取引日における普通株式の普通取引の売買高総額を当該取引日における普通株式の普通取引の売買株式総数で除することにより、当該取引日における普通株式の売買高加重平均価格として計算し提示する価格をいう。ただし、東京証券取引所がかかる価格を提示しない場合は、Bloomberg L.P.が当該取引日の午前10時から11時の間(ロンドン時間)において提示する8316 JT Equity AQRの画面(またはそれに代わる画面もしくはサービス。以下「参照画面」という)に表示された価格(当該取引日において当該参照画面が提示されない場合には、当該取引日の東京証券取引所における普通株式の普通取引の終値(気配表示を含む))をいう。なお、修正日に先立つ45取引日目から修正日までの間に下記㋩により転換価額を調整すべき事由が生じた場合には、修正後転換価額は下記㋩に準じて調整される。

㋩転換価額の調整

ⓐ第13回第四種優先株式発行後、次の(ⅰ)から(ⅲ)までのいずれかに該当する場合には、転換価額は、下記の算式(以下「転換価額調整式」といい、転換価額調整式により調整された転換価額を、以下「調整後転換価額」という)により調整される。

$$
\text{調整後転換価額} = \text{調整前転換価額} \times \frac{\text{既発行普通株式数} + \dfrac{\text{新たに発行もしくは処分された普通株式数または転換証券(下記(iii)に定義される)もしくは新株予約権(下記(iii)に定義される)に関する計算の場合は、それらの転換もしくは行使により新たに発行もしくは処分され得る普通株式数} \times \text{普通株式1株当りの払込金額(転換証券の転換または新株予約権の行使に当り交付された対価を含む)}}{\text{時価}}}{\text{既発行普通株式数} + \text{新たに発行もしくは処分された普通株式数または転換証券(下記(iii)に定義される)もしくは新株予約権(下記(iii)に定義される)に関する計算の場合は、それらの転換もしくは行使により新たに発行もしくは処分され得る普通株式数}}
$$

調整後転換価額は10円の位まで算出し、その10円の位を四捨五入する。

(ⅰ)当社が、転換価額調整式で使用する時価を下回る払込金額をもって普通株式を発行または処分する場合(新株予約権の行使または転換証券の転換による発行または処分の場合を除く)

転換価額は、転換価額調整式に従って算出された調整後転換価額に調整されるものとし、株主に当該普通株式の引受権が付与されるときはその割当日の翌日を、それ以外のときは当該普通株式の払込期日の翌日を、かかる調整後転換価額の適用開始日とする。

(ⅱ)株式分割により普通株式を発行する場合

転換価額は、転換価額調整式に従って算出された調整後転換価額に調整されるものとし、株式分割による普通株式の割当日の翌日をかかる調整後転換価額の適用開始日とする。

ただし、配当可能利益を資本に組入れることを条件として株式分割を行う場合において、株式分割による普通株式の割当日が配当可能利益の資本組入れを決議すべき株主総会の日よりも前であるときは、当該株主総会の終結の日の翌日を、かかる調整後転換価額の適用開始日とする。

(ⅲ)転換価額調整式で使用する時価を下回る価額をもって普通株式に転換することができる証券(以下「転換証券」という)または普通株式を行使により取得することができる権利(当社の発行する社債に付された新株予約権を含む)(以下「新株予約権」という)を発行する場合

転換価額は、転換価額調整式に従って算出された調整後転換価額に調整されるものとし、株主に転換証券または新株予約権の引受権が付与されるときはその割当日の翌日を、それ以外のときは当該転換証券または新株予約権の払込期日(無償で新株予約権を発行する場合は発行日)の翌日を、かかる調整後転換価額の適用開始日とする。当該転換証券または新株予約権を発行する場合、調整後転換価額の適用開始日の前日に、発行される転換証券の全額が普通株式に転換されたものとみなし、または発行されるすべての新株予約権が行使されたものとみなし、調整後転換価額を算出するものとする。ただし、当該転換証券の転換価額または新株予約権の行使価額がかかる転換証券または新株予約権の割当日または払込期日(無償で新株予約権を発行する場合は発行日)において確定しない場合、かかる転換証券の転換価額または新株予約権の行使価額が確定した日の翌日を、かかる調整後転換価額の適用開始日とする。以降の調整においては、かかるみなし株式数は、当該転換証券の転換または当該新株予約権の行使の結果発行された株式数を上回る限りにおいて、既発行普通株式数に算入される。

ⓑ株式交換、株式移転、会社分割、合併、資本の減少、普通株式の併合その他上記ⓐに該当しない希薄化事由により転換価額の調整を必要とする場合には、上記ⓐに準じて取締役会が適当と判断する価額に調整される。取締役会は、誠実にかつ合理的な方法により、かかる調整を決定する。

ⓒ転換価額調整式で使用する「時価」は、調整後転換価額の適用開始日(ただし、上記ⓐ(ⅱ)ただし書きの場合には株主割当日)に先立つ45取引日目に始まる30取引日の東京証券取引所における普通株式の普通取引の毎日の終値(気配表示を含む)の平均値(終値のない日数を除く)とする。平均値の計算は、10円の位まで算出し、その10円の位を四捨五入する。なお、調整後転換価額の適用開始日に先立つ45取引日目から当該適用開始日までの間に上記ⓐにより転換価額を調整すべき事由が生じた場合には、調整後転換価額は上記ⓐに準じて調整される。

ⓓ転換価額調整式で使用する「調整前転換価額」は、調整後転換価額の適用開始日の前日において有効な転換価額とする。

ⓔ転換価額調整式で使用する「既発行普通株式数」は、株主割当日がある場合はその日、株主割当日がない場合は調整後転換価額の適用開始日の１ヵ月前の日における当社の発行済普通株式数(ただし、普通株式に係る自己株式数を除く)とする。

ⓕ転換価額調整式で使用する「普通株式１株当りの払込金額」は、それぞれ、上記ⓐ(ⅰ)の場合には当該払込金額(金銭以外の財産による払込の場合には、取締役会が適切と判断する独立の第三者(証券会社、銀行等)により評価されたかかる払込の適正市場価格)、上記ⓐ(ⅱ)の場合には0円、上記ⓐ(ⅲ)の場合には普通株式１株当りの当該転換価額または普通株式１株当りの新株予約権の発行価額および行使に際しての払込金額の合計額とする。

㊁上記㋬により転換価額の調整を行う場合には、下限転換価額についても、転換価額調整式を、「転換価額」を「下限転換価額」に置き換えた上で適用して同様の調整を行い、上記㋬ⓑにより転換価額の調整を行う場合には、下限転換価額についても取締役会が適当と判断する価額に変更される。取締役会は、誠実にかつ合理的な方法により、かかる調整を決定する。下限転換価額の調整は、上記㋬ⓑに基づく転換価額の調整と同時に有効になるものとする。

㋭転換により発行すべき普通株式数

第13回第四種優先株式の転換により発行すべき当社の普通株式数は次のとおりとする。

$$\text{転換により発行すべき普通株式数} = \frac{\text{第13回第四種優先株主が転換請求のために提出した第13回第四種優先株式の発行価額総額}}{\text{転換価額}}$$

第13回第四種優先株式の転換により発行すべき普通株式数の算出に当って１株の100分の１の整数倍に当る端数はこれを端株原簿に記載または記録し、１株の100分の１に満たない端数は、これを切り捨てる。

㋬転換により発行する株式の内容

当社普通株式

㋣転換請求受付場所

東京都千代田区丸の内一丁目４番４号

住友信託銀行株式会社　証券代行部

㋠転換の効力発生

転換の効力は、転換請求書および第13回第四種優先株式の株券が上記㋣の転換請求受付場所に到着した日に発生する。

③　一斉転換

㋑転換請求期間中に転換の請求がなされなかった第13回第四種優先株式は、転換請求期間の末日の翌日(以下「一斉転換日」という)をもって、第13回第四種優先株式１株の払込金相当額を、一斉転換日に先立つ45取引日目に始まる30取引日の東京証券取引所における普通株式の普通取引の毎日の終値(気配表示を含む)の平均値(終値のない日数を除く)で除して得られる数の普通株式となる。平均値の計算は、10円の位まで算出し、その10円の位を四捨五入する。ただし、当該平均値が500,000円を下回るときは、第13回第四種優先株式１株の払込金相当額を500,000円で除して得られる数の普通株式となる。

㋺かかる普通株式数の算出に当って１株の100分の１に満たない端数が生じたときは、商法に定める株式併合の場合に準じてこれを取り扱う。

④　優先株式の転換と配当

第13回第四種優先株式の転換により発行された普通株式および普通株式の端株に対する最初の利益配当金または中間配当金は、転換の請求または一斉転換が４月１日から９月30日までになされたときは４月１日に、10月１日から翌年３月31日までになされたときは10月１日に、それぞれ転換があったものとみなしてこれを支払う。

(チ)発行の方法

エスエムエフジー・ファイナンス(ケイマン)リミテッド(SMFG Finance (Cayman) Limited)(以下「取得者」という)に第13回第四種優先株式を直接全額割り当てる方法により発行する。なお、第13回第四種優先株式は、取得者がアメリカ合衆国および欧州を中心とする海外市場(ケイマン諸島を除く)の投資家のために購入し、取得者自らが発行する優先株式としてリパッケージしたうえ、アメリカ合衆国においては連邦証券法規則Rule 144Aに基づく私募により、アメリカ合衆国以外の海外市場においては同法Regulation Sに基づく公募により販売される。

(2) 【新株予約権等の状況】

株式会社三井住友銀行が、平成14年６月27日開催の第１期定時株主総会の特別決議に基づいて商法第280条ノ20および同法第280条ノ21の規定に基づく新株予約権1,620個を発行しておりましたが、平成14年８月29日開催の取締役会において、同行の新株予約権者の利益を従来どおり確保する観点から、株式会社三井住友フィナンシャルグループが株式移転に際し、同行の発行した新株予約権1,620個に係る義務を次のとおり承継することを決定いたしました。また、上記新株予約権1,620個に係る義務を当社が承継することについて、同行の平成14年９月26日開催の第１回第一種優先株式、第２回第一種優先株式及び第五種優先株式に係る種類株主総会並びに平成14年９月27日開催の臨時株主総会(普通株式に係る種類株主総会を兼ねる。)において、承認可決されました。

なお、当社が承継した新株予約権の内容は次のとおりであります。

	中間会計期間末現在 (平成16年９月30日)	提出日の前月末現在 (平成16年11月30日)
新株予約権の数(個)	1,620	同左
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数(株)	1,620	同左
新株予約権の行使時の払込金額(円)	１株当たり　673,000	同左
新株予約権の行使期間	平成16年６月28日から 平成24年６月27日まで	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額(円)	発行価格　673,000 資本組入額　337,000	同左
新株予約権の行使の条件	①新株予約権者は、権利行使時において当社または株式会社三井住友銀行の役職員の地位にあることを要す。ただし、任期満了による退任、定年退職その他当社取締役会が正当な理由があると認めた場合は、当社または株式会社三井住友銀行の役職員の地位を失った後も５年間に限り新株予約権を行使できる。 ②新株予約権者が死亡した場合には、その相続人が新株予約権を行使できる。	同左
新株予約権の譲渡に関する事項	新株予約権の譲渡については、取締役会の承認を要する。	同左

(注) 1　新株予約権１個当たりの目的たる株式の数は１株であります。

2　払込金額は、新株予約権発行後に当社が時価を下回る払込金額で新株式を発行する場合(新株予約権の行使による場合を除く)は、次の算式により調整される。ただし、調整により生じる１円未満の端数は切り上げる。

$$\text{調整後払込金額} = \text{調整前払込金額} \times \frac{\text{既発行株式数} + \dfrac{\text{新発行株式数} \times 1\text{株当たり払込金額}}{1\text{株当たり時価}}}{\text{既発行株式数} + \text{新発行株式数}}$$

また、払込金額は、株式の分割または併合の際にも適宜調整される。

(3) 【発行済株式総数、資本金等の状況】

年月日	発行済株式総数増減数(株)	発行済株式総数残高(株)	資本金増減額(千円)	資本金残高(千円)	資本準備金増減額(千円)	資本準備金残高(千円)
平成16年４月１日～ 平成16年９月30日 (注)	271,571.65	7,199,681.18	―	1,247,650,000	―	1,247,762,659

(注) 優先株式の普通株式への転換により、第一種優先株式が32,000株、第三種優先株式が105,000株、第13回第四種優先株式が797株それぞれ減少し、普通株式が409,368.65株増加いたしました。

(4) 【大株主の状況】

① 普通株式

(平成16年９月30日現在)

氏名又は名称	住所	所有株式数(株)	発行済株式総数に対する所有株式数の割合(%)
日本トラスティ・サービス信託銀行株式会社(信託口)	東京都中央区晴海一丁目８番11号	402,529.00	6.48
株式会社整理回収機構	東京都中野区本町二丁目46番１号	401,705.31	6.47
日本マスタートラスト信託銀行株式会社(信託口)	東京都港区浜松町二丁目11番３号	378,218.00	6.09
日本生命保険相互会社	大阪市中央区今橋三丁目５番12号	154,389.62	2.48
住友生命保険相互会社	東京都中央区築地七丁目18番24号	113,241.00	1.82
松下電器産業株式会社	大阪府門真市大字門真1006番地	103,570.98	1.66
ヒーローアンドカンパニー (常任代理人　株式会社三井住友銀行　国際投資サービス部)	90 WASHINGTON STREET, NEW YORK, NY 10015, U.S.A. (東京都千代田区丸の内一丁目３番２号)	75,488.00	1.21
ロイヤル　トラスト　コープ　オブ　カナダ、クライアント　アカウント (常任代理人　スタンダード　チャータード銀行)	71 QUEEN VICTORIA STREET, LONDON, EC4V 4DE, UNITED KINGDOM (東京都千代田区永田町二丁目11番１号)	74,818.00	1.20
ザ　チェース　マンハッタン　バンク　エヌエイ　ロンドン (常任代理人　株式会社みずほコーポレート銀行　兜町証券決済業務室)	WOOLGATE HOUSE, COLEMAN STREET LONDON EC2P 2HD, ENGLAND (東京都中央区日本橋兜町６番７号)	72,370.00	1.16
日本トラスティ・サービス信託銀行株式会社(住友信託銀行再信託分・住友生命保険相互会社退職給付信託口)	東京都中央区晴海一丁目８番11号	58,000.00	0.93
計	―	1,834,329.91	29.56

② 第一種優先株式

(平成16年９月30日現在)

氏名又は名称	住所	所有株式数(株)	発行済株式総数に対する所有株式数の割合(%)
株式会社整理回収機構	東京都中野区本町二丁目46番１号	35,000	100.00
計	―	35,000	100.00

③ 第二種優先株式

(平成16年９月30日現在)

氏名又は名称	住所	所有株式数(株)	発行済株式総数に対する所有株式数の割合(%)
株式会社整理回収機構	東京都中野区本町二丁目46番１号	100,000	100.00
計	―	100,000	100.00

④ 第三種優先株式

(平成16年９月30日現在)

氏名又は名称	住所	所有株式数(株)	発行済株式総数に対する所有株式数の割合(%)
株式会社整理回収機構	東京都中野区本町二丁目46番１号	695,000	100.00
計	―	695,000	100.00

⑤　第１回第四種優先株式

（平成16年９月30日現在）

氏名又は名称	住所	所有株式数（株）	発行済株式総数に対する所有株式数の割合（％）
ジーエスエスエム ホールディングコーポレーション （常任代理人　ゴールドマン・サックス証券会社　東京支店）	85 BROAD STREET, NEW YORK, NY 10004, U.S.A. （東京都港区赤坂一丁目12番32号　アーク森ビル）	4,175	100.00
計	―	4,175	100.00

⑥　第２回第四種優先株式

（平成16年９月30日現在）

氏名又は名称	住所	所有株式数（株）	発行済株式総数に対する所有株式数の割合（％）
ジーエスエスエム ホールディングコーポレーション （常任代理人　ゴールドマン・サックス証券会社　東京支店）	85 BROAD STREET, NEW YORK, NY 10004, U.S.A. （東京都港区赤坂一丁目12番32号　アーク森ビル）	4,175	100.00
計	―	4,175	100.00

⑦　第３回第四種優先株式

（平成16年９月30日現在）

氏名又は名称	住所	所有株式数（株）	発行済株式総数に対する所有株式数の割合（％）
ジーエスエスエム ホールディングコーポレーション （常任代理人　ゴールドマン・サックス証券会社　東京支店）	85 BROAD STREET, NEW YORK, NY 10004, U.S.A. （東京都港区赤坂一丁目12番32号　アーク森ビル）	4,175	100.00
計	―	4,175	100.00

⑧　第４回第四種優先株式

（平成16年９月30日現在）

氏名又は名称	住所	所有株式数（株）	発行済株式総数に対する所有株式数の割合（％）
ジーエスエスエム ホールディングコーポレーション （常任代理人　ゴールドマン・サックス証券会社　東京支店）	85 BROAD STREET, NEW YORK, NY 10004, U.S.A. （東京都港区赤坂一丁目12番32号　アーク森ビル）	4,175	100.00
計	―	4,175	100.00

⑨　第５回第四種優先株式

（平成16年９月30日現在）

氏名又は名称	住所	所有株式数（株）	発行済株式総数に対する所有株式数の割合（％）
ジーエスエスエム ホールディングコーポレーション （常任代理人　ゴールドマン・サックス証券会社　東京支店）	85 BROAD STREET, NEW YORK, NY 10004, U.S.A. （東京都港区赤坂一丁目12番32号　アーク森ビル）	4,175	100.00
計	―	4,175	100.00

⑩　第６回第四種優先株式

(平成16年９月30日現在)

氏名又は名称	住所	所有株式数 (株)	発行済株式総数に対する 所有株式数の割合(%)
ジーエスエスエム ホールディングコーポレーション (常任代理人　ゴールドマン・サックス証券会社　東京支店)	85 BROAD STREET, NEW YORK, NY 10004, U.S.A. (東京都港区赤坂一丁目12番32号　アーク森ビル)	4,175	100.00
計	―	4,175	100.00

⑪　第７回第四種優先株式

(平成16年９月30日現在)

氏名又は名称	住所	所有株式数 (株)	発行済株式総数に対する 所有株式数の割合(%)
ジーエスエスエム ホールディングコーポレーション (常任代理人　ゴールドマン・サックス証券会社　東京支店)	85 BROAD STREET, NEW YORK, NY 10004, U.S.A. (東京都港区赤坂一丁目12番32号　アーク森ビル)	4,175	100.00
計	―	4,175	100.00

⑫　第８回第四種優先株式

(平成16年９月30日現在)

氏名又は名称	住所	所有株式数 (株)	発行済株式総数に対する 所有株式数の割合(%)
ジーエスエスエム ホールディングコーポレーション (常任代理人　ゴールドマン・サックス証券会社　東京支店)	85 BROAD STREET, NEW YORK, NY 10004, U.S.A. (東京都港区赤坂一丁目12番32号　アーク森ビル)	4,175	100.00
計	―	4,175	100.00

⑬　第９回第四種優先株式

(平成16年９月30日現在)

氏名又は名称	住所	所有株式数 (株)	発行済株式総数に対する 所有株式数の割合(%)
ジーエスエスエム ホールディングコーポレーション (常任代理人　ゴールドマン・サックス証券会社　東京支店)	85 BROAD STREET, NEW YORK, NY 10004, U.S.A. (東京都港区赤坂一丁目12番32号　アーク森ビル)	4,175	100.00
計	―	4,175	100.00

⑭　第10回第四種優先株式

(平成16年９月30日現在)

氏名又は名称	住所	所有株式数 (株)	発行済株式総数に対する 所有株式数の割合(%)
ジーエスエスエム ホールディングコーポレーション (常任代理人　ゴールドマン・サックス証券会社　東京支店)	85 BROAD STREET, NEW YORK, NY 10004, U.S.A. (東京都港区赤坂一丁目12番32号　アーク森ビル)	4,175	100.00
計	―	4,175	100.00

⑮　第11回第四種優先株式

（平成16年９月30日現在）

氏名又は名称	住所	所有株式数（株）	発行済株式総数に対する所有株式数の割合（％）
ジーエスエスエム ホールディングコーポレーション（常任代理人　ゴールドマン・サックス証券会社　東京支店）	85 BROAD STREET, NEW YORK, NY 10004, U.S.A.（東京都港区赤坂一丁目12番32号　アーク森ビル）	4,175	100.00
計	―	4,175	100.00

⑯　第12回第四種優先株式

（平成16年９月30日現在）

氏名又は名称	住所	所有株式数（株）	発行済株式総数に対する所有株式数の割合（％）
ジーエスエスエム ホールディングコーポレーション（常任代理人　ゴールドマン・サックス証券会社　東京支店）	85 BROAD STREET, NEW YORK, NY 10004, U.S.A.（東京都港区赤坂一丁目12番32号　アーク森ビル）	4,175	100.00
計	―	4,175	100.00

⑰　第13回第四種優先株式

（平成16年９月30日現在）

氏名又は名称	住所	所有株式数（株）	発行済株式総数に対する所有株式数の割合（％）
ジェイピーモルガン・チェース・バンク・ロンドン（エスエムエフジー・ファイナンス（ケイマン）リミテッド代理人）（常任代理人　株式会社三井住友銀行　事務管理部）	TRINITY TOWER 9, THOMAS MORE STREET, LONDON, E1W 1YT, ENGLAND（東京都中央区日本橋小伝馬町13番６号友泉大伝馬町ビル）	114,202	100.00
計	―	114,202	100.00

（注）１　株式会社整理回収機構が当社普通株式401,705.31株（同機構が保有していた当社発行の第一種優先株式のうち32,000株（転換総額96,000百万円）及び第三種優先株式のうち105,000株（転換総額105,000百万円）を平成16年９月30日に転換したもの）を、平成16年11月２日に268,339,153,590円にて売却したことが、預金保険機構から公表されております。

なお、当社は、平成16年９月30日開催の取締役会における決議に基づき、平成16年11月２日付で次のとおり自己株式の取得を実施しております。

取得した株式の種類　普通株式
取得した株式の総数　400,805株
取得価格（総額）　668,000円（総額267,737,740,000円）
取得方法　東京証券取引所のToSTNeT-2（終値取引）による買付け

２　フィデリティ投信株式会社から平成15年10月14日付で株券等の大量保有の状況に関する大量保有報告書の提出があり、平成15年９月30日現在で以下の普通株式を所有している旨の報告を受けましたが、当社として当中間会計期間末日における実質所有株式数の確認ができないので、上記大株主の状況には含めておりません。

なお、大量保有報告書の内容は次のとおりであります。

大量保有者名　フィデリティ投信株式会社
保有株券等の数　298,948株
株券等保有割合　5.16％

また、平成16年10月15日付で株券等の大量保有の状況に関する変更報告書の提出がありましたが、保有株券等の数並びに株券等保有割合に関する変更はありませんでした。

3　野村證券株式会社から平成16年９月15日付で株券等の大量保有の状況に関する大量保有報告書及び平成16年10月27日付で当該報告書に対する訂正報告書の提出があり、平成16年８月31日現在で以下の普通株式を所有している旨の報告を受けましたが、当社として当中間会計期間末日における実質所有株式数の確認ができないので、上記大株主の状況には含めておりません。

なお、訂正報告書の内容は次のとおりであります。

大量保有者名　　野村證券株式会社(他共同保有者４名)
保有株券等の数　312,458株(共同保有者分を含む。潜在株式62株を含む。)
株券等保有割合　5.39％

4　株式会社りそなホールディングスから平成16年10月７日付で株券等の大量保有の状況に関する変更報告書の提出があり、平成16年９月30日現在で以下の株式を所有している旨の報告を受けましたが、当社として当中間会計期間末日における実質所有株式数の確認ができないので、上記大株主の状況には含めておりません。

なお、変更報告書の内容は次のとおりであります。

大量保有者名　　株式会社整理回収機構(他共同保有者２名)
保有株券等の数　1,306,367株(共同保有者分を含む。うち優先株式830,000株)
株券等保有割合　18.14％

5　ゴールドマン・サックス証券会社東京支店から平成16年10月14日付で株券等の大量保有の状況に関する変更報告書の提出があり、平成16年９月30日現在で以下の普通株式を所有している旨の報告を受けましたが、当社として当中間会計期間末日における実質所有株式数の確認ができないので、上記大株主の状況には含めておりません。

なお、変更報告書の内容は次のとおりであります。

大量保有者名　　ゴールドマン・サックス証券会社東京支店(他共同保有者４名)
保有株券等の数　454,919株(共同保有者分を含む。潜在株式7,400株を含む。)
株券等保有割合　6.56％

(5) 【議決権の状況】

① 【発行済株式】

(平成16年9月30日現在)

区分	株式数(株)	議決権の数(個)	内容
無議決権株式	優先株式　994,302	―	(1)株式の総数等②発行済株式参照
議決権制限株式(自己株式等)	―	―	―
議決権制限株式(その他)	―	―	―
完全議決権株式(自己株式等)	(自己保有株式) 普通株式　2,686 (相互保有株式) 普通株式　19,261	―	権利内容に何ら限定のない当社における標準となる株式
完全議決権株式(その他)	普通株式 6,153,798	6,153,798	権利内容に何ら限定のない当社における標準となる株式 (注)1
端株	普通株式 29,634.18	―	権利内容に何ら限定のない当社における標準となる株式 (注)1，2，3
発行済株式総数	7,199,681.18	―	―
総株主の議決権	―	6,153,798	―

(注) 1 「完全議決権株式(その他)」及び「端株」の欄には、証券保管振替機構名義の株式が、それぞれ1,149株(議決権1,149個)及び0.20株含まれております。

2 「端株」の欄には、当社所有の自己株式0.44株が含まれております。

3 「端株」の欄には、株主名簿上は株式会社三井住友銀行名義の株式が0.60株、SMBCフレンド証券株式会社名義の株式が0.60株含まれておりますが、何れも実質的に保有しておりません。

② 【自己株式等】

(平成16年9月30日現在)

所有者の氏名又は名称	所有者の住所	自己名義所有株式数(株)	他人名義所有株式数(株)	所有株式数の合計(株)	発行済株式総数に対する所有株式数の割合(%)
株式会社三井住友フィナンシャルグループ	東京都千代田区有楽町一丁目1番2号	2,686	―	2,686	0.04
大和証券エスエムビーシー株式会社	東京都千代田区丸の内一丁目8番1号	12,061	―	12,061	0.19
三井住友カード株式会社	大阪市中央区今橋四丁目5番15号	7,200	―	7,200	0.11
計	―	21,947	―	21,947	0.35

(注) 「発行済株式総数に対する所有株式数の割合(%)」の発行済株式総数は、発行済普通株式の総数であります。

2 【株価の推移】

【当該中間会計期間における月別最高・最低株価】

(1) 普通株式

月別	平成16年４月	５月	６月	７月	８月	９月
最高(円)	854,000	853,000	800,000	750,000	682,000	675,000
最低(円)	717,000	671,000	701,000	652,000	599,000	601,000

(注) 最高・最低株価は東京証券取引所市場第一部におけるものであります。

(2) 優先株式

各種優先株式は、いずれも証券取引所に上場されておりません。

また、いずれも店頭売買有価証券として日本証券業協会に登録されておりません。

3 【役員の状況】

(1) 新任役員

該当ありません。

(2) 退任役員

該当ありません。

(3) 役職の異動

該当ありません。

第５　【経理の状況】

1　当社の中間連結財務諸表は、「中間連結財務諸表の用語、様式及び作成方法に関する規則」(平成11年大蔵省令第24号。以下「中間連結財務諸表規則」という。)に基づいて作成しておりますが、資産及び負債の分類並びに収益及び費用の分類は、「銀行法施行規則」(昭和57年大蔵省令第10号)に準拠しております。

前中間連結会計期間(自平成15年４月１日　至平成15年９月30日)は改正前の中間連結財務諸表規則及び銀行法施行規則に基づき、当中間連結会計期間(自平成16年４月１日　至平成16年９月30日)は改正後の中間連結財務諸表規則及び銀行法施行規則に基づき作成しております。

なお、当中間連結会計期間については、「財務諸表等の用語、様式及び作成方法に関する規則等の一部を改正する内閣府令」(平成16年１月30日内閣府令第５号)附則第３項のただし書きにより、改正前の中間連結財務諸表規則に基づき作成しております。

2　当社の中間財務諸表は、「中間財務諸表等の用語、様式及び作成方法に関する規則」(昭和52年大蔵省令第38号。以下「中間財務諸表等規則」という。)に基づいて作成しております。

前中間会計期間(自平成15年４月１日　至平成15年９月30日)は改正前の中間財務諸表等規則に基づき、当中間会計期間(自平成16年４月１日　至平成16年９月30日)は改正後の中間財務諸表等規則に基づき作成しております。

なお、当中間会計期間については、「財務諸表等の用語、様式及び作成方法に関する規則等の一部を改正する内閣府令」(平成16年１月30日内閣府令第５号)附則第３項のただし書きにより、改正前の中間財務諸表等規則に基づき作成しております。

3　中間連結財務諸表及び中間財務諸表その他の事項の金額については、百万円未満を切り捨てて表示しております。

4　当社は、証券取引法第193条の２の規定に基づき、前中間連結会計期間の中間連結財務諸表及び前中間会計期間の中間財務諸表については朝日監査法人の監査証明を、当中間連結会計期間の中間連結財務諸表及び当中間会計期間の中間財務諸表についてはあずさ監査法人の監査証明を受けております。

なお、当社の会計監査を担当しております朝日監査法人は、平成16年１月１日付で朝日監査法人を存続法人としてあずさ監査法人と合併し、法人名称を「あずさ監査法人」に変更しております。

1 【中間連結財務諸表等】

(1) 【中間連結財務諸表】

① 【中間連結貸借対照表】

区分	注記番号	前中間連結会計期間 (平成15年9月30日現在) 金額(百万円)	構成比(%)	当中間連結会計期間 (平成16年9月30日現在) 金額(百万円)	構成比(%)	前連結会計年度 連結貸借対照表 (平成16年3月31日現在) 金額(百万円)	構成比(%)
(資産の部)							
現金預け金	※8	3,898,506	3.87	5,846,400	5.79	5,328,950	5.21
コールローン及び買入手形		654,263	0.65	406,571	0.40	360,509	0.35
買現先勘定		90,979	0.09	125,306	0.12	152,070	0.15
債券貸借取引支払保証金		625,010	0.62	1,621,384	1.61	1,009,328	0.99
買入金銭債権		444,540	0.44	521,454	0.52	480,847	0.47
特定取引資産	※8	3,485,349	3.46	3,274,740	3.24	3,306,780	3.24
金銭の信託		27,498	0.03	3,783	0.00	3,749	0.00
有価証券	※1,2,8	22,451,050	22.29	24,073,122	23.82	27,049,901	26.47
貸出金	※3,4,5,6,7,8,9	59,666,363	59.24	55,422,034	54.84	55,382,800	54.18
外国為替	※7	774,597	0.77	964,066	0.95	743,957	0.73
その他資産	※8,10	3,349,993	3.33	2,919,297	2.89	3,034,182	2.97
動産不動産	※8,11,12	988,386	0.98	946,685	0.94	984,060	0.96
リース資産	※12	1,006,315	1.00	991,190	0.98	991,781	0.97
繰延税金資産		1,845,975	1.83	1,743,246	1.73	1,706,586	1.67
再評価に係る繰延税金資産	※11	723	0.00	75	0.00	706	0.00
連結調整勘定		12,733	0.01	17,544	0.02	21,706	0.02
支払承諾見返		3,102,644	3.08	3,399,727	3.36	3,079,738	3.01
貸倒引当金		△1,699,431	△1.69	△1,222,391	△1.21	△1,422,486	△1.39
資産の部合計		100,725,500	100.00	101,054,242	100.00	102,215,172	100.00

		前中間連結会計期間 (平成15年９月30日現在)		当中間連結会計期間 (平成16年９月30日現在)		前連結会計年度 連結貸借対照表 (平成16年３月31日現在)	
区分	注記番号	金額(百万円)	構成比(％)	金額(百万円)	構成比(％)	金額(百万円)	構成比(％)
(負債の部)							
預金	※8	63,142,263	62.69	67,619,961	66.92	65,333,426	63.92
譲渡性預金		3,379,610	3.36	3,038,333	3.01	3,519,464	3.44
コールマネー及び売渡手形	※8	8,019,874	7.96	4,823,293	4.77	6,292,495	6.16
売現先勘定	※8	1,897,172	1.88	720,461	0.71	1,098,449	1.07
債券貸借取引受入担保金	※8	4,624,779	4.59	4,602,167	4.55	5,946,346	5.82
コマーシャル・ペーパー		247,500	0.25	352,000	0.35	282,700	0.28
特定取引負債	※8	2,046,766	2.03	1,780,073	1.76	1,873,245	1.83
借用金	※8,13	2,476,833	2.46	2,213,432	2.19	2,360,474	2.31
外国為替		448,316	0.44	533,545	0.53	572,755	0.56
社債	※14	3,779,852	3.75	4,480,668	4.43	4,002,965	3.92
信託勘定借		24,944	0.02	42,202	0.04	36,032	0.04
その他負債	※8	3,551,051	3.53	3,250,878	3.22	3,591,818	3.51
賞与引当金		20,908	0.02	21,548	0.02	22,226	0.02
退職給付引当金		93,220	0.09	31,282	0.03	40,842	0.04
債権売却損失引当金		2,628	0.00	―	―	―	―
日本国際博覧会出展引当金		57	0.00	172	0.00	116	0.00
特別法上の引当金		531	0.00	1,093	0.00	862	0.00
繰延税金負債		58,494	0.06	46,821	0.05	40,181	0.04
再評価に係る繰延税金負債	※11	56,685	0.06	58,100	0.06	56,391	0.05
支払承諾	※8	3,102,644	3.08	3,399,727	3.36	3,079,738	3.01
負債の部合計		96,974,137	96.27	97,015,765	96.00	98,150,534	96.02
(少数株主持分)							
少数株主持分		1,005,886	1.00	1,017,565	1.01	993,696	0.97
(資本の部)							
資本金		1,247,650	1.24	1,247,650	1.23	1,247,650	1.22
資本剰余金		854,798	0.85	866,870	0.86	865,282	0.85
利益剰余金		423,309	0.42	612,438	0.60	611,189	0.60
土地再評価差額金	※11	97,914	0.10	99,514	0.10	96,527	0.09
その他有価証券評価差額金		176,225	0.17	270,252	0.27	325,013	0.32
為替換算調整勘定		△41,189	△0.04	△73,509	△0.07	△71,764	△0.07
自己株式		△13,231	△0.01	△2,303	△0.00	△2,956	△0.00
資本の部合計		2,745,476	2.73	3,020,911	2.99	3,070,942	3.01
負債、少数株主持分及び資本の部合計		100,725,500	100.00	101,054,242	100.00	102,215,172	100.00

② 【中間連結損益計算書】

		前中間連結会計期間 (自 平成15年4月1日 至 平成15年9月30日)		当中間連結会計期間 (自 平成16年4月1日 至 平成16年9月30日)		前連結会計年度 要約連結損益計算書 (自 平成15年4月1日 至 平成16年3月31日)	
区分	注記番号	金額(百万円)	百分比(%)	金額(百万円)	百分比(%)	金額(百万円)	百分比(%)
経常収益		1,760,835	100.00	1,778,173	100.00	3,552,510	100.00
資金運用収益		826,407		752,495		1,591,338	
(うち貸出金利息)		(585,813)		(567,082)		(1,167,622)	
(うち有価証券利息配当金)		(138,520)		(121,740)		(256,600)	
信託報酬		84		729		334	
役務取引等収益		237,159		281,955		501,028	
特定取引収益		163,904		30,927		305,011	
その他業務収益		459,685		551,794		946,474	
その他経常収益	※1	73,594		160,271		208,323	
経常費用		1,595,326	90.60	1,664,072	93.58	3,209,665	90.35
資金調達費用		163,169		156,704		310,267	
(うち預金利息)		(56,717)		(52,872)		(104,644)	
役務取引等費用		41,969		46,575		76,851	
特定取引費用		—		605		916	
その他業務費用		432,980		394,061		886,649	
営業経費	※2	448,094		423,612		866,549	
その他経常費用	※3	509,112		642,513		1,068,430	
経常利益		165,508	9.40	114,100	6.42	342,844	9.65
特別利益	※4	41,421	2.35	2,671	0.15	117,020	3.29
特別損失	※5	20,050	1.14	20,056	1.13	54,971	1.55
税金等調整前中間(当期)純利益		186,880	10.61	96,715	5.44	404,894	11.39
法人税、住民税及び事業税		22,436	1.27	17,079	0.96	24,289	0.68
還付法人税等		—	—	8,104	0.46	—	—
法人税等調整額		△5,137	△0.29	5,277	0.30	8,593	0.24
少数株主利益		26,087	1.48	29,090	1.64	41,596	1.17
中間(当期)純利益		143,492	8.15	53,372	3.00	330,414	9.30

③ 【中間連結剰余金計算書】

		前中間連結会計期間 (自 平成15年4月1日 至 平成15年9月30日)	当中間連結会計期間 (自 平成16年4月1日 至 平成16年9月30日)	前連結会計年度 連結剰余金計算書 (自 平成15年4月1日 至 平成16年3月31日)
区分	注記番号	金額(百万円)	金額(百万円)	金額(百万円)
(資本剰余金の部)				
資本剰余金期首残高		856,237	865,282	856,237
資本剰余金増加高		—	1,588	9,044
自己株式処分差益		—	1,588	9,044
資本剰余金減少高		1,439	—	—
自己株式処分差損		1,439	—	—
資本剰余金中間期末(期末)残高		854,798	866,870	865,282
(利益剰余金の部)				
利益剰余金期首残高		311,664	611,189	311,664
利益剰余金増加高		147,018	55,122	334,898
中間(当期)純利益		143,492	53,372	330,414
連結子会社の減少に伴う増加高		—	3	—
持分法適用会社の減少に伴う増加高		—	1,747	54
土地再評価差額金の取崩に伴う増加高		3,525	—	4,428
利益剰余金減少高		35,373	53,873	35,373
配当金		33,306	46,421	33,306
連結子会社の合併に伴う減少高		2,066	—	2,066
連結子会社の減少に伴う減少高		—	0	—
持分法適用会社の減少に伴う減少高		—	4,466	—
土地再評価差額金の取崩に伴う減少高		—	2,985	—
利益剰余金中間期末(期末)残高		423,309	612,438	611,189

④ 【中間連結キャッシュ・フロー計算書】

		前中間連結会計期間 (自 平成15年4月1日 至 平成15年9月30日)	当中間連結会計期間 (自 平成16年4月1日 至 平成16年9月30日)	前連結会計年度 連結キャッシュ・フロー計算書 (自 平成15年4月1日 至 平成16年3月31日)
区分	注記番号	金額(百万円)	金額(百万円)	金額(百万円)
Ⅰ 営業活動による キャッシュ・フロー				
税金等調整前 中間(当期)純利益		186,880	96,715	404,894
動産不動産等減価償却費		41,894	41,082	82,464
リース資産減価償却費		167,285	168,782	336,271
連結調整勘定償却額		4,191	4,280	△4,260
持分法による投資損益(△)		△8,044	△12,893	△15,700
貸倒引当金の増加額		△550,977	△200,035	△824,917
債権売却損失引当金の増加額		△18,036	―	△20,665
賞与引当金の増加額		△1,134	△855	221
退職給付引当金の増加額		7,969	131,309	△40,069
日本国際博覧会出展引当金の増加額		57	55	116
資金運用収益		△826,407	△752,495	△1,591,338
資金調達費用		163,169	156,704	310,267
有価証券関係損益(△)		△40,431	△74,018	△67,928
金銭の信託の運用損益(△)		1,007	―	△121
為替差損益(△)		221,477	△172,849	407,340
動産不動産処分損益(△)		7,985	8,716	30,697
リース資産処分損益(△)		49	△1,143	△1,870
特定取引資産の純増(△)減		1,003,098	37,897	1,131,864
特定取引負債の純増減(△)		△802,432	△98,289	△929,787
貸出金の純増(△)減		1,985,803	△18,373	6,198,239
預金の純増減(△)		△428,206	2,245,859	1,829,914
譲渡性預金の純増減(△)		△1,479,196	△478,870	△1,338,888
借用金(劣後特約付借入金を除く)の純増減(△)		△51,542	△142,894	△112,211
有利息預け金の純増(△)減		△432,383	△683,001	△1,299,305
コールローン等の純増(△)減		△508,664	△59,546	△318,516

		前中間連結会計期間 (自　平成15年4月1日 至　平成15年9月30日)	当中間連結会計期間 (自　平成16年4月1日 至　平成16年9月30日)	前連結会計年度 連結キャッシュ・フロー計算書 (自　平成15年4月1日 至　平成16年3月31日)
区分	注記番号	金額(百万円)	金額(百万円)	金額(百万円)
債券貸借取引支払保証金の純増(△)減		1,356,233	△612,055	971,914
コールマネー等の純増減(△)		△3,181,690	△1,845,325	△5,704,903
コマーシャル・ペーパーの純増減(△)		59,700	69,300	94,900
債券貸借取引受入担保金の純増減(△)		△182,466	△1,344,179	1,139,101
外国為替(資産)の純増(△)減		△24,440	△219,887	5,016
外国為替(負債)の純増減(△)		50,442	△39,119	175,444
普通社債の発行・償還による純増減(△)		8,655	279,933	152,514
信託勘定借の純増減(△)		18,990	6,169	30,078
資金運用による収入		856,081	797,421	1,636,935
資金調達による支出		△174,330	△158,410	△336,704
取引約定未払金の純増減(△)		—	—	1,188,672
その他		809,744	△332,096	27,099
小計		△1,759,666	△3,202,113	3,546,782
法人税等の支払額		5,817	△28,614	△24,664
営業活動によるキャッシュ・フロー		△1,753,848	△3,230,728	3,522,118
Ⅱ　投資活動によるキャッシュ・フロー				
有価証券の取得による支出		△23,707,428	△21,283,083	△47,305,660
有価証券の売却による収入		15,807,610	16,679,189	30,688,033
有価証券の償還による収入		9,806,287	7,674,230	13,967,819
金銭の信託の増加による支出		△21,111	—	△21,225
金銭の信託の減少による収入		17,268	0	42,259
動産不動産の取得による支出		△22,248	△22,183	△80,932
動産不動産の売却による収入		17,330	28,080	20,839
リース資産の取得による支出		△192,936	△185,819	△368,159
リース資産の売却による収入		15,526	18,991	37,678
連結範囲の変更を伴う子会社株式の取得による支出	※2	△8,999	△2,970	△8,999
投資活動によるキャッシュ・フロー		1,711,298	2,906,435	△3,028,346

		前中間連結会計期間 (自　平成15年４月１日 至　平成15年９月30日)	当中間連結会計期間 (自　平成16年４月１日 至　平成16年９月30日)	前連結会計年度 連結キャッシュ・フロー計算書 (自　平成15年４月１日 至　平成16年３月31日)
区分	注記番号	金額(百万円)	金額(百万円)	金額(百万円)
Ⅲ　財務活動によるキャッシュ・フロー				
劣後特約付借入による収入		34,500	20,000	89,500
劣後特約付借入金の返済による支出		△95,500	△22,240	△195,000
劣後特約付社債・新株予約権付社債の発行による収入		238,362	237,275	436,453
劣後特約付社債・新株予約権付社債の償還による支出		△42,962	△48,000	△150,713
配当金支払額		△33,330	△46,447	△33,360
少数株主からの払込みによる収入		―	―	25
少数株主への配当金支払額		△24,388	△26,171	△33,196
自己株式の取得による支出		△152	△502	△632
自己株式の売却による収入		936	3,936	24,058
財務活動によるキャッシュ・フロー		77,465	117,850	137,134
Ⅳ　現金及び現金同等物に係る換算差額		△1,763	716	△2,417
Ⅴ　現金及び現金同等物の増加額(△は現金及び現金同等物の減少額)		33,151	△205,726	628,488
Ⅵ　現金及び現金同等物の期首残高		2,900,991	3,529,479	2,900,991
Ⅶ　連結子会社の合併に伴う現金及び現金同等物の増加額		―	3,941	―
Ⅷ　連結除外に伴う現金及び現金同等物の減少額		△0	―	△0
Ⅸ　現金及び現金同等物の中間期末(期末)残高	※1	2,934,143	3,327,694	3,529,479

中間連結財務諸表作成のための基本となる重要な事項

	前中間連結会計期間 (自　平成15年４月１日 至　平成15年９月30日)	当中間連結会計期間 (自　平成16年４月１日 至　平成16年９月30日)	前連結会計年度 (自　平成15年４月１日 至　平成16年３月31日)
１　連結の範囲に関する事項	(1) 連結子会社　169社 主要な会社名 株式会社三井住友銀行 株式会社みなと銀行 株式会社関西銀行 Sumitomo Mitsui Banking Corporation Europe Limited Manufacturers Bank 三井住友銀リース株式会社 三井住友カード株式会社 SMBCキャピタル株式会社 SMBCファイナンスサービス株式会社 SMBCフレンド証券株式会社 株式会社日本総合研究所 SMBC Capital Markets, Inc. なお、株式会社関西さわやか銀行他２社は株式取得により、SMBC Leasing Investment L.L.C.他４社は新規設立により、当中間連結会計期間から連結子会社としております。 さくらフレンド証券株式会社、株式会社三井ファイナンスサービス、さくらファイナンスサービス株式会社他２社は合併により、Sakura Global Capital Asia Limited は清算により子会社でなくなったため、当中間連結会計期間より連結子会社から除外しております。また、エスエムビーシーエル・ケフェウス有限会社他２社は匿名組合方式による賃貸事業を行う営業者となったため、当中間連結会計期間より連結子会社から除外し、持分法非適用の非連結子会社としております。	(1) 連結子会社　166社 主要な会社名 株式会社三井住友銀行 株式会社みなと銀行 株式会社関西アーバン銀行 Sumitomo Mitsui Banking Corporation Europe Limited Manufacturers Bank 三井住友銀リース株式会社 三井住友カード株式会社 SMBCキャピタル株式会社 SMBCファイナンスサービス株式会社 SMBCフレンド証券株式会社 株式会社日本総合研究所 SMBC Capital Markets, Inc. なお、SMBCファイナンスビジネス・プランニング株式会社他７社は新規設立等により、当中間連結会計期間から連結子会社としております。 旧株式会社みなとカードは合併により子会社でなくなったため、当中間連結会計期間より連結子会社から除外しております。また、エスエムエルシー・インダス有限会社他５社は匿名組合方式による賃貸事業を行う営業者となったため、当中間連結会計期間より連結子会社から除外し、持分法非適用の非連結子会社としております。	(1) 連結子会社　165社 主要な連結子会社名は、「第１　企業の概況　４　関係会社の状況」に記載しているため省略いたしました。 なお、SMFG企業再生債権回収株式会社他11社は新規設立等により、当連結会計年度より連結子会社としております。 また、旧株式会社関西さわやか銀行は株式取得により当連結会計年度に連結子会社とし、旧株式会社関西銀行(株式会社関西アーバン銀行に商号変更)との合併により、当連結会計年度に連結子会社から除外しております。 さくらフレンド証券株式会社他５社は合併により、Sakura Global Capital Asia Limited他３社は清算により子会社でなくなったため、当連結会計年度より連結子会社から除外しております。また、エスエムビーシーエル・ケフェウス有限会社他６社は匿名組合方式による賃貸事業を行う営業者となったため、当連結会計年度より連結子会社から除外し、持分法非適用の非連結子会社としております。
	(2) 非連結子会社 主要な会社名 SBCS Co.,Ltd. 子会社エス・ビー・エル・マーキュリー有限会社他104社は、匿名組合方式による賃貸事業を行う営業者であり、その資産及び損益は実質的に当該子会社に帰属しないものであるため、中間連結財務諸表規則第５条第１項ただし書第２号により、連結の範囲から除外しております。 また、その他の非連結子会社の総資産、経常収益、中間純損益(持分に見合う額)及び利益剰余金(持分に見合う額)等のそれぞれの合計額は、連結の範囲から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。	(2) 非連結子会社 主要な会社名 SBCS Co.,Ltd. 子会社エス・ビー・エル・マーキュリー有限会社他115社は、匿名組合方式による賃貸事業を行う営業者であり、その資産及び損益は実質的に当該子会社に帰属しないものであるため、中間連結財務諸表規則第５条第１項ただし書第２号により、連結の範囲から除外しております。 また、その他の非連結子会社の総資産、経常収益、中間純損益(持分に見合う額)及び利益剰余金(持分に見合う額)等のそれぞれの合計額は、連結の範囲から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。	(2) 非連結子会社 主要な会社名 SBCS Co.,Ltd. 子会社エス・ビー・エル・マーキュリー有限会社他110社は、匿名組合方式による賃貸事業を行う営業者であり、その資産及び損益は実質的に当該子会社に帰属しないものであるため、連結財務諸表規則第５条第１項ただし書第２号により、連結の範囲から除外しております。 また、その他の非連結子会社の総資産、経常収益、当期純損益(持分に見合う額)及び利益剰余金(持分に見合う額)等のそれぞれの合計額は、連結の範囲から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。

	前中間連結会計期間 (自　平成15年４月１日 至　平成15年９月30日)	当中間連結会計期間 (自　平成16年４月１日 至　平成16年９月30日)	前連結会計年度 (自　平成15年４月１日 至　平成16年３月31日)
２　持分法の適用に関する事項	(1) 持分法適用の非連結子会社 ４社 主要な会社名 SBCS Co.,Ltd. (2) 持分法適用の関連会社 44社 主要な会社名 大和証券エスエムビーシー株式会社 大和住銀投信投資顧問株式会社 三井住友アセットマネジメント株式会社 株式会社クオーク なお、北海道マザーランド・キャピタル株式会社他１社は新規設立等により、当中間連結会計期間から持分法適用の関連会社としております。 また、Daiwa Europe (Deutschland) GmbH は清算により関連会社でなくなったため、当中間連結会計期間より持分法適用の関連会社から除外しております。 (3) 持分法非適用の非連結子会社 子会社エス・ビー・エル・マーキュリー有限会社他104社は、匿名組合方式による賃貸事業を行う営業者であり、その資産及び損益は実質的に当該子会社に帰属しないものであるため、中間連結財務諸表規則第７条第１項ただし書第２号により、持分法非適用にしております。 (4) 持分法非適用の関連会社 主要な会社名 Daiwa SB Investments (USA) Ltd. 持分法非適用の非連結子会社、関連会社の中間純損益(持分に見合う額)及び利益剰余金(持分に見合う額)等のそれぞれの合計額は、持分法適用の対象から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。	(1) 持分法適用の非連結子会社 ４社 主要な会社名 SBCS Co.,Ltd. (2) 持分法適用の関連会社 46社 主要な会社名 プロミス株式会社 大和証券エスエムビーシー株式会社 大和住銀投信投資顧問株式会社 三井住友アセットマネジメント株式会社 株式会社クオーク なお、プロミス株式会社他４社は株式取得により、当中間連結会計期間から持分法適用の関連会社としております。 また、ソニー銀行株式会社他２社は議決権の所有割合の低下等により、関連会社でなくなったため、当中間連結会計期間より持分法適用の関連会社から除外しております。 (3) 持分法非適用の非連結子会社 子会社エス・ビー・エル・マーキュリー有限会社他115社は、匿名組合方式による賃貸事業を行う営業者であり、その資産及び損益は実質的に当該子会社に帰属しないものであるため、中間連結財務諸表規則第７条第１項ただし書第２号により、持分法非適用にしております。 (4) 持分法非適用の関連会社 主要な会社名 Daiwa SB Investments (USA) Ltd. 持分法非適用の非連結子会社、関連会社の中間純損益(持分に見合う額)及び利益剰余金(持分に見合う額)等のそれぞれの合計額は、持分法適用の対象から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。	(1) 持分法適用の非連結子会社 ４社 主要な会社名 SBCS Co.,Ltd. (2) 持分法適用の関連会社 44社 主要な持分法適用の関連会社名は、「第１　企業の概況　４　関係会社の状況」に記載しているため省略いたしました。 なお、北海道マザーランド・キャピタル株式会社他２社は新規設立等により、当連結会計年度より持分法適用の関連会社としております。 ディーエルジェイディレクト・エスエフジー証券株式会社他１社は株式売却等により関連会社でなくなったため、当連結会計年度より持分法適用の関連会社から除外しております。 (3) 持分法非適用の非連結子会社 子会社エス・ビー・エル・マーキュリー有限会社他110社は、匿名組合方式による賃貸事業を行う営業者であり、その資産及び損益は実質的に当該子会社に帰属しないものであるため、連結財務諸表規則第10条第１項ただし書第２号により、持分法非適用にしております。 (4) 持分法非適用の関連会社 主要な会社名 Daiwa SB Investments (USA) Ltd. 持分法非適用の非連結子会社、関連会社の当期純損益(持分に見合う額)及び利益剰余金(持分に見合う額)等のそれぞれの合計額は、持分法適用の対象から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。

	前中間連結会計期間 (自　平成15年４月１日 至　平成15年９月30日)	当中間連結会計期間 (自　平成16年４月１日 至　平成16年９月30日)	前連結会計年度 (自　平成15年４月１日 至　平成16年３月31日)
３　連結子会社の(中間)決算日等に関する事項	(1) 連結子会社の中間決算日は次のとおりであります。 ３月末日　５社 ４月末日　１社 ６月末日　65社 ７月末日　２社 ９月末日　96社	(1) 連結子会社の中間決算日は次のとおりであります。 ３月末日　６社 ４月末日　１社 ６月末日　66社 ７月末日　２社 ９月末日　91社	(1) 連結子会社の決算日は次のとおりであります。 ９月末日　５社 10月末日　１社 12月末日　65社 １月末日　２社 ３月末日　92社 当連結会計年度より、国内連結子会社１社において決算日を従来の12月末日から３月末日へ変更しているため、連結財務諸表上、同社の損益は平成15年１月１日から平成16年３月31日までの15カ月となっております。なお、当該変更による連結財務諸表への影響は軽微であります。
	(2) ３月末日を中間決算日とする連結子会社は、９月末日現在、４月末日を中間決算日とする連結子会社については、７月末日現在で実施した仮決算に基づく財務諸表により、また、その他の連結子会社については、それぞれの中間決算日の財務諸表により連結しております。 中間連結決算日と上記の中間決算日等との間に生じた重要な取引については、必要な調整を行っております。	(2)　同左	(2) ９月末日を決算日とする連結子会社は３月末日現在、10月末日を決算日とする連結子会社については、１月末日現在で実施した仮決算に基づく財務諸表により、また、その他の連結子会社については、それぞれの決算日の財務諸表により連結しております。 連結決算日と上記の決算日等との間に生じた重要な取引については、必要な調整を行っております。
４　会計処理基準に関する事項	(1) 特定取引資産・負債の評価基準及び収益・費用の計上基準 金利、通貨の価格、有価証券市場における相場その他の指標に係る短期的な変動、市場間の格差等を利用して利益を得る等の目的(以下、「特定取引目的」という。)の取引については、取引の約定時点を基準とし、中間連結貸借対照表上「特定取引資産」及び「特定取引負債」に計上するとともに、当該取引からの損益を中間連結損益計算書上「特定取引収益」及び「特定取引費用」に計上しております。 特定取引資産及び特定取引負債の評価は、有価証券及び金銭債権等については中間連結決算日等の時価により、スワップ・先物・オプション取引等の派生商品については中間連結決算日等において決済したものとみなした額により行っております。	(1) 特定取引資産・負債の評価基準及び収益・費用の計上基準 金利、通貨の価格、有価証券市場における相場その他の指標に係る短期的な変動、市場間の格差等を利用して利益を得る等の目的(以下、「特定取引目的」という。)の取引については、取引の約定時点を基準とし、中間連結貸借対照表上「特定取引資産」及び「特定取引負債」に計上するとともに、当該取引からの損益を中間連結損益計算書上「特定取引収益」及び「特定取引費用」に計上しております。 特定取引資産及び特定取引負債の評価は、有価証券及び金銭債権等については中間連結決算日等の時価により、スワップ・先物・オプション取引等の派生商品については中間連結決算日等において決済したものとみなした額により行っております。	(1) 特定取引資産・負債の評価基準及び収益・費用の計上基準 金利、通貨の価格、有価証券市場における相場その他の指標に係る短期的な変動、市場間の格差等を利用して利益を得る等の目的(以下、「特定取引目的」という。)の取引については、取引の約定時点を基準とし、連結貸借対照表上「特定取引資産」及び「特定取引負債」に計上するとともに、当該取引からの損益を連結損益計算書上「特定取引収益」及び「特定取引費用」に計上しております。 特定取引資産及び特定取引負債の評価は、有価証券及び金銭債権等については連結決算日等の時価により、スワップ・先物・オプション取引等の派生商品については連結決算日等において決済したものとみなした額により行っております。 また、特定取引収益及び特

<table>
<tr><th></th><th>前中間連結会計期間
(自　平成15年４月１日
至　平成15年９月30日)</th><th>当中間連結会計期間
(自　平成16年４月１日
至　平成16年９月30日)</th><th>前連結会計年度
(自　平成15年４月１日
至　平成16年３月31日)</th></tr>
<tr><td></td><td>また、特定取引収益及び特定取引費用の損益計上は、当中間連結会計期間中の受払利息等に、有価証券、金銭債権等については前連結会計年度末と当中間連結会計期間末における評価損益の増減額を、派生商品については前連結会計年度末と当中間連結会計期間末におけるみなし決済からの損益相当額の増減額を加えております。
なお、連結子会社である三井住友銀行の特定取引目的の通貨スワップ取引に係る円換算差金は、従来、純額で「その他資産」又は「その他負債」として計上しておりましたが、当中間連結会計期間より、「銀行業における外貨建取引等の会計処理に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第25号。以下、「業種別監査委員会報告第25号」という。)に基づき総額で「特定取引資産」及び「特定取引負債」に計上しております。この変更に伴い、従来の方法によった場合に比べ、「その他負債」が83,790百万円減少し、「特定取引資産」及び「特定取引負債」がそれぞれ47,405百万円及び131,196百万円増加しております。</td><td>また、特定取引収益及び特定取引費用の損益計上は、当中間連結会計期間中の受払利息等に、有価証券、金銭債権等については前連結会計年度末と当中間連結会計期間末における評価損益の増減額を、派生商品については前連結会計年度末と当中間連結会計期間末におけるみなし決済からの損益相当額の増減額を加えております。</td><td>定取引費用の損益計上は、当連結会計年度中の受払利息等に、有価証券、金銭債権等については前連結会計年度末と当連結会計年度末における評価損益の増減額を、派生商品については前連結会計年度末と当連結会計年度末におけるみなし決済からの損益相当額の増減額を加えております。
連結子会社である三井住友銀行の特定取引目的の通貨スワップ取引に係る円換算差金は、従来、純額で「その他資産」又は「その他負債」として計上しておりましたが、当連結会計年度より、「銀行業における外貨建取引等の会計処理に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第25号。以下、「業種別監査委員会報告第25号」という。)に基づき総額で「特定取引資産」及び「特定取引負債」に計上しております。この変更に伴い、従来の方法によった場合に比べ、「その他負債」が61,077百万円減少し、「特定取引資産」及び「特定取引負債」がそれぞれ19,741百万円及び80,818百万円増加しております。
なお、上記に係るセグメント情報に与える影響は(セグメント情報)に記載しております。</td></tr>
<tr><td></td><td>(2) 有価証券の評価基準及び評価方法
①　有価証券の評価は、満期保有目的の債券については移動平均法による償却原価法(定額法)、持分法非適用の非連結子会社株式及び持分法非適用の関連会社株式については移動平均法による原価法、その他有価証券で時価のあるもののうち株式については中間連結決算日前１カ月の市場価格の平均等、それ以外については中間連結決算日の市場価格等に基づく時価法(売却原価は主として移動平均法により算定)、時価のないものについては移動平均法による原価法又は償却原価法により行っております。
なお、その他有価証券の評価差額については、時価ヘッジの適用により損益に反映させた額を除き、全部資本直入法により処理しております。</td><td>(2) 有価証券の評価基準及び評価方法
①
同左</td><td>(2) 有価証券の評価基準及び評価方法
①　有価証券の評価は、満期保有目的の債券については移動平均法による償却原価法(定額法)、持分法非適用の非連結子会社株式及び持分法非適用の関連会社株式については移動平均法による原価法、その他有価証券で時価のあるもののうち株式については当連結会計年度末前１カ月の市場価格の平均等、それ以外については当連結会計年度末日の市場価格等に基づく時価法(売却原価は主として移動平均法により算定)、時価のないものについては移動平均法による原価法又は償却原価法により行っております。
なお、その他有価証券の評価差額については、時価ヘッジの適用により損益に反映させた額を除き、全部資本直入法により処理しております。</td></tr>
</table>

	前中間連結会計期間 （自　平成15年４月１日 至　平成15年９月30日）	当中間連結会計期間 （自　平成16年４月１日 至　平成16年９月30日）	前連結会計年度 （自　平成15年４月１日 至　平成16年３月31日）
	②　金銭の信託において信託財産を構成している有価証券の評価は、上記(1)及び(2)①と同じ方法により行っております。	②　同左	②　同左
	(3) デリバティブ取引の評価基準及び評価方法 デリバティブ取引(特定取引目的の取引を除く。)の評価は、時価法により行っております。 なお、一部の在外連結子会社においては、現地の会計基準に従って処理しております。	(3) デリバティブ取引の評価基準及び評価方法 同左	(3) デリバティブ取引の評価基準及び評価方法 同左
	(4) 減価償却の方法 ①　動産不動産及びリース資産 当社及び連結子会社である三井住友銀行の動産不動産の減価償却は、定額法(ただし、動産については定率法)を採用し、年間減価償却費見積額を期間により按分し計上しております。なお、主な耐用年数は次のとおりであります。 建物　７年～50年 動産　２年～20年 その他の連結子会社の動産不動産については、資産の見積耐用年数に基づき、主として定額法により、リース資産については、主にリース期間を耐用年数としリース期間満了時のリース資産の処分見積価額を残存価額とする定額法により償却しております。 ②　ソフトウェア 自社利用のソフトウェアについては、当社及び国内連結子会社における利用可能期間(主として５年)に基づく定額法により償却しております。	(4) 減価償却の方法 ①　動産不動産及びリース資産 同左 ②　ソフトウェア 同左	(4) 減価償却の方法 ①　動産不動産及びリース資産 当社及び連結子会社である三井住友銀行の動産不動産の減価償却は、定額法(ただし、動産については定率法)を採用しております。なお、主な耐用年数は次のとおりであります。 建物　７年～50年 動産　２年～20年 その他の連結子会社の動産不動産については、資産の見積耐用年数に基づき、主として定額法により、リース資産については、主にリース期間を耐用年数としリース期間満了時のリース資産の処分見積価額を残存価額とする定額法により償却しております。 ②　ソフトウェア 同左

	前中間連結会計期間 (自　平成15年4月1日 至　平成15年9月30日)	当中間連結会計期間 (自　平成16年4月1日 至　平成16年9月30日)	前連結会計年度 (自　平成15年4月1日 至　平成16年3月31日)
	(5) 貸倒引当金の計上基準 主要な連結子会社の貸倒引当金は、予め定めている償却・引当基準に則り、次のとおり計上しております。 破産、特別清算等、法的に経営破綻の事実が発生している債務者(以下、「破綻先」という。)に係る債権及びそれと同等の状況にある債務者(以下、「実質破綻先」という。)に係る債権については、以下のなお書きに記載されている直接減額後の帳簿価額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額を計上しております。また、現在は経営破綻の状況にないが、今後経営破綻に陥る可能性が大きいと認められる債務者に係る債権については、債権額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額のうち、債務者の支払能力を総合的に判断し必要と認める額を計上しております。 なお、連結子会社である三井住友銀行においては今後の管理に注意を要する債務者に対する債権のうち、当該債権の全部又は一部が3カ月以上延滞債権又は貸出条件緩和債権に分類された、与信額一定額以上の大口債務者に係る債権等については、キャッシュ・フロー見積法(DCF法)を適用し、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もり、当該キャッシュ・フローを当初の約定利子率で割引いた金額と債権の帳簿価額との差額を計上しております。 上記以外の債権については、過去の一定期間における貸倒実績等から算出した貸倒実績率等に基づき計上しております。なお、特定海外債権	(5) 貸倒引当金の計上基準 主要な連結子会社の貸倒引当金は、予め定めている償却・引当基準に則り、次のとおり計上しております。 破産、特別清算等、法的に経営破綻の事実が発生している債務者(以下、「破綻先」という。)に係る債権及びそれと同等の状況にある債務者(以下、「実質破綻先」という。)に係る債権については、以下のなお書きに記載されている直接減額後の帳簿価額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額を計上しております。また、現在は経営破綻の状況にないが、今後経営破綻に陥る可能性が大きいと認められる債務者(以下、「破綻懸念先」という。)に係る債権については、債権額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額のうち、債務者の支払能力を総合的に判断し必要と認める額を計上しております。 なお、連結子会社である三井住友銀行においては、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もることができる破綻懸念先に係る債権及び債権の全部又は一部が3カ月以上延滞債権又は貸出条件緩和債権に分類された今後の管理に注意を要する債務者に対する債権のうち、与信額一定額以上の大口債務者に係る債権等については、キャッシュ・フロー見積法(DCF法)を適用し、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もり、当該キャッシュ・フローを当初の約定利子率で割引いた金額と債権の帳簿価額との差額を計上しております。	(5) 貸倒引当金の計上基準 主要な連結子会社の貸倒引当金は、予め定めている償却・引当基準に則り、次のとおり計上しております。 破産、特別清算等、法的に経営破綻の事実が発生している債務者(以下、「破綻先」という。)に係る債権及びそれと同等の状況にある債務者(以下、「実質破綻先」という。)に係る債権については、以下のなお書きに記載されている直接減額後の帳簿価額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額を計上しております。また、現在は経営破綻の状況にないが、今後経営破綻に陥る可能性が大きいと認められる債務者に係る債権については、債権額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額のうち、債務者の支払能力を総合的に判断し必要と認める額を計上しております。 なお、連結子会社である三井住友銀行においては今後の管理に注意を要する債務者に対する債権のうち、当該債権の全部又は一部が3カ月以上延滞債権又は貸出条件緩和債権に分類された、与信額一定額以上の大口債務者に係る債権等については、キャッシュ・フロー見積法(DCF法)を適用し、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もり、当該キャッシュ・フローを当初の約定利子率で割引いた金額と債権の帳簿価額との差額を計上しております。 上記以外の債権については、過去の一定期間における貸倒実績等から算出した貸倒実績率等に基づき計上しております。なお、特定海外債権

	前中間連結会計期間 （自　平成15年４月１日 至　平成15年９月30日）	当中間連結会計期間 （自　平成16年４月１日 至　平成16年９月30日）	前連結会計年度 （自　平成15年４月１日 至　平成16年３月31日）
	については、対象国の政治経済情勢等を勘案して必要と認められる金額を特定海外債権引当勘定として計上しております。 　すべての債権は、資産の自己査定基準に基づき、営業部店と所管審査部が資産査定を実施し、当該部署から独立した資産監査部署が査定結果を監査しており、その査定結果に基づいて上記の引当を行っております。 　その他の連結会社の貸倒引当金は、一般債権については過去の貸倒実績率等を勘案して必要と認めた額を、貸倒懸念債権等特定の債権については、個別に回収可能性を勘案し、回収不能見込額をそれぞれ計上しております。 　なお、破綻先及び実質破綻先に対する担保・保証付債権等については、債権額から担保の評価額及び保証による回収が可能と認められる額を控除した残額を取立不能見込額として債権額から直接減額しており、その金額は1,693,302百万円であります。	上記以外の債権については、過去の一定期間における貸倒実績等から算出した貸倒実績率等に基づき計上しております。特定海外債権については、対象国の政治経済情勢等を勘案して必要と認められる金額を特定海外債権引当勘定として計上しております。 　すべての債権は、資産の自己査定基準に基づき、営業部店と所管審査部が資産査定を実施し、当該部署から独立した資産監査部署が査定結果を監査しており、その査定結果に基づいて上記の引当を行っております。 　その他の連結会社の貸倒引当金は、一般債権については過去の貸倒実績率等を勘案して必要と認めた額を、貸倒懸念債権等特定の債権については、個別に回収可能性を勘案し、回収不能見込額をそれぞれ計上しております。 　なお、破綻先及び実質破綻先に対する担保・保証付債権等については、債権額から担保の評価額及び保証による回収が可能と認められる額を控除した残額を取立不能見込額として債権額から直接減額しており、その金額は1,774,043百万円であります。	については、対象国の政治経済情勢等を勘案して必要と認められる金額を特定海外債権引当勘定として計上しております。 　すべての債権は、資産の自己査定基準に基づき、営業部店と所管審査部が資産査定を実施し、当該部署から独立した資産監査部署が査定結果を監査しており、その査定結果に基づいて上記の引当を行っております。 　その他の連結会社の貸倒引当金は、一般債権については過去の貸倒実績率等を勘案して必要と認めた額を、貸倒懸念債権等特定の債権については、個別に回収可能性を勘案し、回収不能見込額をそれぞれ計上しております。 　なお、破綻先及び実質破綻先に対する担保・保証付債権等については、債権額から担保の評価額及び保証による回収が可能と認められる額を控除した残額を取立不能見込額として債権額から直接減額しており、その金額は1,236,148百万円であります。
	(6) 賞与引当金の計上基準 　賞与引当金は、従業員への賞与の支払いに備えるため、従業員に対する賞与の支給見込額のうち、当中間連結会計期間に帰属する額を計上しております。	(6) 賞与引当金の計上基準 同左	(6) 賞与引当金の計上基準 　賞与引当金は、従業員への賞与の支払いに備えるため、従業員に対する賞与の支給見込額のうち、当連結会計年度に帰属する額を計上しております。

	前中間連結会計期間 (自　平成15年4月1日 至　平成15年9月30日)	当中間連結会計期間 (自　平成16年4月1日 至　平成16年9月30日)	前連結会計年度 (自　平成15年4月1日 至　平成16年3月31日)
	(7) 退職給付引当金の計上基準 退職給付引当金は、従業員の退職給付に備えるため、当連結会計年度末における退職給付債務及び年金資産の見込額に基づき、当中間連結会計期間末において発生していると認められる額を計上しております。また、過去勤務債務及び数理計算上の差異の損益処理方法は以下のとおりであります。 過去勤務債務： その発生時の従業員の平均残存勤務期間内の一定の年数(主として10年)による定額法により損益処理 数理計算上の差異： 各連結会計年度の発生時の従業員の平均残存勤務期間内の一定の年数(主として10年)による定額法により按分した額をそれぞれ発生の翌連結会計年度から損益処理 なお、会計基準変更時差異については、主として5年による按分額を費用処理することとし、当中間連結会計期間においては同按分額に12分の6を乗じた額を計上しております。	(7) 退職給付引当金の計上基準 同左	(7) 退職給付引当金の計上基準 退職給付引当金は、従業員の退職給付に備えるため、当連結会計年度末における退職給付債務及び年金資産の見込額に基づき、必要額を計上しております。また、過去勤務債務及び数理計算上の差異の損益処理方法は以下のとおりであります。 過去勤務債務： その発生時の従業員の平均残存勤務期間内の一定の年数(主として10年)による定額法により損益処理 数理計算上の差異： 各連結会計年度の発生時の従業員の平均残存勤務期間内の一定の年数(主として10年)による定額法により按分した額をそれぞれ発生の翌連結会計年度から損益処理 なお、会計基準変更時差異については、主として5年による按分額を費用処理しております。 連結子会社である三井住友銀行は、確定給付企業年金法の施行に伴い、厚生年金基金の代行部分について、平成16年1月26日に厚生労働大臣から将来分支給義務免除の認可を受けております。これに伴い、連結子会社である三井住友銀行は、「退職給付会計に関する実務指針(中間報告)」(日本公認会計士協会会計制度委員会報告第13号)第47－2項に定める経過措置を適用し、当該認可の日において代行部分に係る退職給付債務及び返還相当額の年金資産を消滅したものとみなして会計処理を行っております。 なお、本処理に伴う損益に与える影響額等については、(退職給付関係)に記載しております。
	(8) 債権売却損失引当金の計上基準 債権売却損失引当金は、株式会社共同債権買取機構に売却した不動産担保付債権の担保価値を勘案し、将来発生する可能性のある損失を見積もり、必要と認められる額を計上しております。	―――	―――

	前中間連結会計期間 （自　平成15年４月１日 至　平成15年９月30日）	当中間連結会計期間 （自　平成16年４月１日 至　平成16年９月30日）	前連結会計年度 （自　平成15年４月１日 至　平成16年３月31日）
	(9) 日本国際博覧会出展引当金の計上基準 2005年に愛知県において開催される「2005年日本国際博覧会」（愛知万博）への出展費用に関し、日本国際博覧会出展引当金を計上しております。 なお、この引当金は租税特別措置法第57条の２の準備金を含んでおります。	(8) 日本国際博覧会出展引当金の計上基準 同左	(8) 日本国際博覧会出展引当金の計上基準 同左
	(10) 特別法上の引当金の計上基準 特別法上の引当金は、金融先物取引責任準備金18百万円及び証券取引責任準備金513百万円であり、次のとおり計上しております。 ①　金融先物取引責任準備金 金融先物取引等に関して生じた事故による損失の補てんに充てるため、金融先物取引法第82条及び同法施行規則第29条の規定に定めるところにより算出した額を計上しております。 ②　証券取引責任準備金 国内連結子会社は、証券事故による損失に備えるため、証券取引法第51条に定めるところにより算出した額を計上しております。	(9) 特別法上の引当金の計上基準 特別法上の引当金は、金融先物取引責任準備金18百万円及び証券取引責任準備金1,075百万円であり、次のとおり計上しております。 ①　金融先物取引責任準備金 同左 ②　証券取引責任準備金 同左	(9) 特別法上の引当金の計上基準 特別法上の引当金は、金融先物取引責任準備金18百万円及び証券取引責任準備金843百万円であり、次のとおり計上しております。 ①　金融先物取引責任準備金 同左 ②　証券取引責任準備金 同左
	(11) 外貨建資産・負債の換算基準 連結子会社である三井住友銀行の外貨建資産・負債及び海外支店勘定については、取得時の為替相場による円換算額を付す子会社株式及び関連会社株式を除き、主として中間連結決算日の為替相場による円換算額を付しております。 国内銀行連結子会社の外貨建取引等の会計処理のうち、異なる通貨での資金調達・運用を動機として行われる通貨スワップ取引及び為替スワップ取引については、前連結会計年度は業種別監査委員会報告第25号等による経過措置を適用しておりましたが、当中間連結会計期間より、同報告の本則規定に基づくヘッジ会計を適用しております。	(10) 外貨建資産・負債の換算基準 連結子会社である三井住友銀行の外貨建資産・負債及び海外支店勘定については、取得時の為替相場による円換算額を付す子会社株式及び関連会社株式を除き、主として中間連結決算日の為替相場による円換算額を付しております。 また、その他の連結子会社の外貨建資産・負債については、それぞれの中間決算日等の為替相場により換算しております。	(10) 外貨建資産・負債の換算基準 連結子会社である三井住友銀行の外貨建資産・負債及び海外支店勘定については、取得時の為替相場による円換算額を付す子会社株式及び関連会社株式を除き、主として連結決算日の為替相場による円換算額を付しております。 国内銀行連結子会社の外貨建取引等の会計処理のうち、異なる通貨での資金調達・運用を動機として行われる通貨スワップ取引及び為替スワップ取引については、前連結会計年度は業種別監査委員会報告第25号等による経過措置を適用しておりましたが、当連結会計年度より、同報告の本則規定に基づくヘッジ会計を適用しております。 この変更に伴い、従来、期

	前中間連結会計期間 （自　平成15年４月１日 至　平成15年９月30日）	当中間連結会計期間 （自　平成16年４月１日 至　平成16年９月30日）	前連結会計年度 （自　平成15年４月１日 至　平成16年３月31日）
	この変更に伴い、従来、期間損益計算していた当該為替スワップ取引を時価評価し、正味の債権及び債務を中間連結貸借対照表に計上したため、従来の方法によった場合に比べ、「その他資産」及び「その他負債」がそれぞれ2,846百万円増加しております。なお、この変更に伴う損益への影響はありません。 また、通貨スワップ取引及び先物外国為替取引等に係る円換算差金は、従来、純額で「その他資産」又は「その他負債」として計上しておりましたが、当中間連結会計期間より、業種別監査委員会報告第25号に基づき総額で「その他資産」及び「その他負債」に計上しております。この変更に伴い、従来の方法によった場合に比べ、「その他資産」及び「その他負債」がそれぞれ737,724百万円増加しております。 また、その他の連結子会社の外貨建資産・負債については、それぞれの中間決算日等の為替相場により換算しております。		間損益計算していた当該為替スワップ取引を時価評価し、正味の債権及び債務を連結貸借対照表に計上したため、従来の方法によった場合に比べ、「その他資産」及び「その他負債」はそれぞれ1,035百万円増加しております。なお、この変更に伴う損益への影響はありません。 また、通貨スワップ取引及び先物外国為替取引等に係る円換算差金は、従来、純額で「その他資産」又は「その他負債」として計上しておりましたが、当連結会計年度より、業種別監査委員会報告第25号に基づき総額で「その他資産」及び「その他負債」に計上しております。この変更に伴い、従来の方法によった場合に比べ、「その他資産」及び「その他負債」がそれぞれ450,929百万円増加しております。 なお、上記に係るセグメント情報に与える影響は(セグメント情報)に記載しております。 また、その他の連結子会社の外貨建資産・負債については、それぞれの決算日等の為替相場により換算しております。
	(12) リース取引の処理方法 当社及び国内連結子会社のリース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に準じた会計処理によっております。	(11) リース取引の処理方法 同左	(11) リース取引の処理方法 同左
	(13) リース取引等に関する収益及び費用の計上基準 ① リース取引のリース料収入の計上方法 主に、リース期間に基づくリース契約上の収受すべき月当たりのリース料を基準として、その経過期間に対応するリース料を計上しております。 ② 割賦販売取引の売上高及び売上原価の計上方法 主に、割賦契約による支払期日を基準として当該経過期間に対応する割賦売上高及び割賦原価を計上しております。	(12) リース取引等に関する収益及び費用の計上基準 ① リース取引のリース料収入の計上方法 同左 ② 割賦販売取引の売上高及び売上原価の計上方法 同左	(12) リース取引等に関する収益及び費用の計上基準 ① リース取引のリース料収入の計上方法 同左 ② 割賦販売取引の売上高及び売上原価の計上方法 同左

	前中間連結会計期間 (自　平成15年４月１日 至　平成15年９月30日)	当中間連結会計期間 (自　平成16年４月１日 至　平成16年９月30日)	前連結会計年度 (自　平成15年４月１日 至　平成16年３月31日)
	(14) 重要なヘッジ会計の方法 ・金利リスク・ヘッジ 　連結子会社である三井住友銀行は、金融資産・負債から生じる金利リスクのヘッジ取引に対するヘッジ会計の方法として、繰延ヘッジ又は時価ヘッジを適用しております。 　前連結会計年度は、多数の貸出金・預金等から生じる金利リスクをデリバティブ取引を用いて総体で管理する「マクロヘッジ」について、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第24号。以下「業種別監査委員会報告第24号」という。)による経過措置を適用しておりましたが、当中間連結会計期間からは、小口多数の金銭債権債務に対する包括ヘッジについて、同報告の本則規定を適用しております。相場変動を相殺する包括ヘッジの場合には、ヘッジ対象となる預金・貸出金等とヘッジ手段である金利スワップ取引等を残存期間毎にグルーピングのうえ有効性の評価をしております。また、キャッシュ・フローを固定する包括ヘッジの場合には、ヘッジ対象とヘッジ手段の金利変動要素の相関関係の検証により有効性の評価をしております。個別ヘッジについても当該個別ヘッジに係る有効性の評価をしております。 　会計処理については、金融資産・負債から生じる金利リスクのヘッジ会計の方法として従来繰延ヘッジを適用しておりましたが、当中間連結会計期間における債券相場環境の変化に対応して債券に対するヘッジ取引の規模が拡大したことを踏まえ、ヘッジ取引の効果をより適切に財務諸表に反映させることを目的として、その他有価証券のうちALM目的で保有する債券の相場変動を相殺するヘッジ取引については時価ヘッジを適用しております。この変更に伴い、従来の方法によった場合と比べ、「その他資産」及び「その他有価証券評価差額金」がそれぞれ21,462百万円及び13,521百万円減少し、「繰延税金資産」が8,507百万円増加しております。 　また、従来の「マクロヘッジ」に基づく繰延ヘッジ損益のうち、上記の変更に伴いヘッジ会計を中止又は時価ヘッ	(13) 重要なヘッジ会計の方法 ・金利リスク・ヘッジ 　連結子会社である三井住友銀行は、金融資産・負債から生じる金利リスクのヘッジ取引に対するヘッジ会計の方法として、繰延ヘッジ又は時価ヘッジを適用しております。 　小口多数の金銭債権債務に対する包括ヘッジについては、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第24号。以下、「業種別監査委員会報告第24号」という。)に規定する繰延ヘッジを適用しております。 　相場変動を相殺する包括ヘッジの場合には、ヘッジ対象となる預金・貸出金等とヘッジ手段である金利スワップ取引等を残存期間ごとにグルーピングのうえ有効性の評価をしております。また、キャッシュ・フローを固定する包括ヘッジの場合には、ヘッジ対象とヘッジ手段の金利変動要素の相関関係の検証により有効性の評価をしております。 　個別ヘッジについても、原則として繰延ヘッジを適用しておりますが、その他有価証券のうちALM目的で保有する債券の相場変動を相殺するヘッジ取引については、時価ヘッジを適用しております。 　また、「銀行業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第15号)を適用して実施しておりました多数の貸出金・預金等から生じる金利リスクをデリバティブ取引を用いて総体で管理する従来の「マクロヘッジ」に基づく繰延ヘッジ損益のうち、業種別監査委員会報告第24号の適用に伴いヘッジ会計を中止又は時価ヘッジに移行したヘッジ手段に係る金額については、個々のヘッジ手段の金利計算期間に応じ、平成15年度から最長12年間にわたって資金調達費用又は資金運用収益として期間配分しております。なお、当中間連結会計期間末における「マクロヘッジ」に基づく繰延ヘッジ損失の総額は254,000百万円、繰延ヘッジ利益の総額は221,851百万円であります。 ・為替変動リスク・ヘッジ 　連結子会社である三井住友銀行は、異なる通貨での資金調達・運用を動機として行わ	(13) 重要なヘッジ会計の方法 ・金利リスク・ヘッジ 　連結子会社である三井住友銀行は、金融資産・負債から生じる金利リスクのヘッジ取引に対するヘッジ会計の方法として、繰延ヘッジ又は時価ヘッジを適用しております。 　前連結会計年度は、多数の貸出金・預金等から生じる金利リスクをデリバティブ取引を用いて総体で管理する「マクロヘッジ」について、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第24号。以下、「業種別監査委員会報告第24号」という。)による経過措置を適用しておりましたが、当連結会計年度からは、小口多数の金銭債権債務に対する包括ヘッジについて、同報告の本則規定を適用しております。相場変動を相殺する包括ヘッジの場合には、ヘッジ対象となる預金・貸出金等とヘッジ手段である金利スワップ取引等を残存期間毎にグルーピングのうえ有効性の評価をしております。また、キャッシュ・フローを固定する包括ヘッジの場合には、ヘッジ対象とヘッジ手段の金利変動要素の相関関係の検証により有効性の評価をしております。個別ヘッジについても当該個別ヘッジに係る有効性の評価をしております。 　会計処理については、金融資産・負債から生じる金利リスクのヘッジ会計の方法として従来繰延ヘッジを適用しておりましたが、当連結会計年度における債券相場環境の変化に対応して債券に対するヘッジ取引の規模が拡大したことを踏まえ、ヘッジ取引の効果をより適切に財務諸表に反映させることを目的として、その他有価証券のうちALM目的で保有する債券の相場変動を相殺するヘッジ取引については時価ヘッジを適用しております。この変更に伴い、従来の方法によった場合と比べ、「その他資産」及び「その他有価証券評価差額金」がそれぞれ28,948百万円及び13,923百万円減少し、「繰延税金資産」が9,528百万円増加しております。 　なお、上記に係るセグメント情報に与える影響は(セグメント情報)に記載しております。

	前中間連結会計期間 (自　平成15年４月１日 至　平成15年９月30日)	当中間連結会計期間 (自　平成16年４月１日 至　平成16年９月30日)	前連結会計年度 (自　平成15年４月１日 至　平成16年３月31日)
	ジに移行したヘッジ手段に係る金額については、個々のヘッジ手段の金利計算期間に応じ、当中間連結会計期間から最長12年間にわたって資金調達費用又は資金運用収益として期間配分しております。なお、当中間連結会計期間末における「マクロヘッジ」に基づく繰延ヘッジ損失の総額は422,999百万円、繰延ヘッジ利益の総額は410,931百万円であります。 ・為替変動リスク・ヘッジ 　連結子会社である三井住友銀行は、異なる通貨での資金調達・運用を動機として行われる通貨スワップ取引及び為替スワップ取引について、業種別監査委員会報告第25号の本則規定に基づく繰延ヘッジを適用しております。 　これは、異なる通貨での資金調達・運用に伴う外貨建金銭債権債務等の為替変動リスクを減殺する目的で行う通貨スワップ取引及び為替スワップ取引について、その外貨ポジションに見合う外貨建金銭債権債務等が存在することを確認することによりヘッジの有効性を評価するものであります。 　また、外貨建子会社株式及び関連会社株式並びに外貨建その他有価証券(債券以外)の為替変動リスクをヘッジするため、事前にヘッジ対象となる外貨建有価証券の銘柄を特定し、当該外貨建有価証券について外貨ベースで取得原価以上の直先負債が存在していること等を条件に、包括ヘッジとして繰延ヘッジ又は時価ヘッジを適用しております。 ・連結会社間取引等 　デリバティブ取引のうち連結会社間及び特定取引勘定とそれ以外の勘定との間(又は内	れる通貨スワップ取引及び為替スワップ取引について、「銀行業における外貨建取引等の会計処理に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第25号。以下、「業種別監査委員会報告第25号」という。)に基づく繰延ヘッジを適用しております。 　これは、異なる通貨での資金調達・運用に伴う外貨建金銭債権債務等の為替変動リスクを減殺する目的で行う通貨スワップ取引及び為替スワップ取引について、その外貨ポジションに見合う外貨建金銭債権債務等が存在することを確認することによりヘッジの有効性を評価するものであります。 　また、外貨建子会社株式及び関連会社株式並びに外貨建その他有価証券(債券以外)の為替変動リスクをヘッジするため、事前にヘッジ対象となる外貨建有価証券の銘柄を特定し、当該外貨建有価証券について外貨ベースで取得原価以上の直先負債が存在していること等を条件に、包括ヘッジとして繰延ヘッジ又は時価ヘッジを適用しております。 ・連結会社間取引等 　デリバティブ取引のうち連結会社間及び特定取引勘定とそれ以外の勘定との間(又は内部部門間)の内部取引については、ヘッジ手段として指定している金利スワップ取引及び通貨スワップ取引等に対して、業種別監査委員会報告第24号及び同第25号に基づき、恣意性を排除し厳格なヘッジ運営が可能と認められる対外カバー取引の基準に準拠した運営を行っているため、当該金利スワップ取引及び通貨スワップ取引等から生じる収益	また、従来の「マクロヘッジ」に基づく繰延ヘッジ損益のうち、上記の変更に伴いヘッジ会計を中止又は時価ヘッジに移行したヘッジ手段に係る金額については、個々のヘッジ手段の金利計算期間に応じ、当連結会計年度から最長12年間にわたって資金調達費用又は資金運用収益として期間配分しております。なお、当連結会計年度末における「マクロヘッジ」に基づく繰延ヘッジ損失の総額は320,513百万円、繰延ヘッジ利益の総額は293,837百万円であります。 ・為替変動リスク・ヘッジ 　連結子会社である三井住友銀行は、異なる通貨での資金調達・運用を動機として行われる通貨スワップ取引及び為替スワップ取引について、業種別監査委員会報告第25号の本則規定に基づく繰延ヘッジを適用しております。 　これは、異なる通貨での資金調達・運用に伴う外貨建金銭債権債務等の為替変動リスクを減殺する目的で行う通貨スワップ取引及び為替スワップ取引について、その外貨ポジションに見合う外貨建金銭債権債務等が存在することを確認することによりヘッジの有効性を評価するものであります。 　また、外貨建子会社株式及び関連会社株式並びに外貨建その他有価証券(債券以外)の為替変動リスクをヘッジするため、事前にヘッジ対象となる外貨建有価証券の銘柄を特定し、当該外貨建有価証券について外貨ベースで取得原価以上の直先負債が存在していること等を条件に、包括ヘッジとして繰延ヘッジ又は時価ヘッジを適用しております。

	前中間連結会計期間 （自　平成15年４月１日 至　平成15年９月30日）	当中間連結会計期間 （自　平成16年４月１日 至　平成16年９月30日）	前連結会計年度 （自　平成15年４月１日 至　平成16年３月31日）
	部部門間）の内部取引については、ヘッジ手段として指定している金利スワップ取引及び通貨スワップ取引等に対して、業種別監査委員会報告第24号及び同第25号に基づき、恣意性を排除し厳格なヘッジ運営が可能と認められる対外カバー取引の基準に準拠した運営を行っているため、当該金利スワップ取引及び通貨スワップ取引等から生じる収益及び費用は消去せずに損益認識又は繰延処理を行っております。 なお、その他の一部の連結子会社において、繰延ヘッジ会計又は「金利スワップの特例処理」を適用しております。なお、国内リース連結子会社において、部分的に「リース業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第19号）に定められた処理を行っています。	及び費用は消去せずに損益認識又は繰延処理を行っております。 なお、三井住友銀行以外の一部の連結子会社において、繰延ヘッジ会計又は「金利スワップの特例処理」を適用しております。また、国内リース連結子会社において、部分的に「リース業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第19号）に定められた処理を行っています。	・連結会社間取引等 デリバティブ取引のうち連結会社間及び特定取引勘定とそれ以外の勘定との間（又は内部部門間）の内部取引については、ヘッジ手段として指定している金利スワップ取引及び通貨スワップ取引等に対して、業種別監査委員会報告第24号及び同第25号に基づき、恣意性を排除し厳格なヘッジ運営が可能と認められる対外カバー取引の基準に準拠した運営を行っているため、当該金利スワップ取引及び通貨スワップ取引等から生じる収益及び費用は消去せずに損益認識又は繰延処理を行っております。 なお、その他の一部の連結子会社において、繰延ヘッジ会計又は「金利スワップの特例処理」を適用しております。なお、国内リース連結子会社において、部分的に「リース業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第19号）に定められた処理を行っております。
	(15) 消費税等の会計処理 当社及び国内連結子会社の消費税及び地方消費税の会計処理は、税抜方式によっております。	(14) 消費税等の会計処理 同左	(14) 消費税等の会計処理 同左
	(16) 税効果会計に関する事項 中間連結会計期間に係る納付税額及び法人税等調整額は、当社及び国内連結子会社の決算期において予定している利益処分方式による海外投資等損失準備金の積立て及び取崩しを前提として、当中間連結会計期間に係る金額を計算しております。	(15) 税効果会計に関する事項 同左	―――――
5　(中間)連結キャッシュ・フロー計算書における資金の範囲	中間連結キャッシュ・フロー計算書における資金の範囲は、現金及び無利息預け金であります。	同左	連結キャッシュ・フロー計算書における資金の範囲は、現金及び無利息預け金であります。

追加情報

前中間連結会計期間 （自　平成15年４月１日 至　平成15年９月30日）	当中間連結会計期間 （自　平成16年４月１日 至　平成16年９月30日）	前連結会計年度 （自　平成15年４月１日 至　平成16年３月31日）
――――――	外形標準課税 「地方税法等の一部を改正する法律」（平成15年法律第９号）が平成15年３月31日に公布され、平成16年４月１日以後開始する連結会計年度より法人事業税に係る課税標準の一部が「付加価値額」及び「資本等の金額」に変更されることになりました。これに伴い、当社及び一部の国内連結子会社は、「法人事業税における外形標準課税部分の損益計算書上の表示についての実務上の取扱い」（企業会計基準委員会実務対応報告第12号）に基づき、「付加価値額」及び「資本等の金額」に基づき算定された法人事業税について、当中間連結会計期間から中間連結損益計算書中の「営業経費」に含めて表示しております。	――――――

注記事項

（中間連結貸借対照表関係）

前中間連結会計期間 (平成15年９月30日現在)	当中間連結会計期間 (平成16年９月30日現在)	前連結会計年度 (平成16年３月31日現在)
※１　有価証券には、非連結子会社及び関連会社の株式200,137百万円及び出資金1,614百万円を含んでおります。	※１　有価証券には、非連結子会社及び関連会社の株式352,247百万円及び出資金1,492百万円を含んでおります。	※１　有価証券には、非連結子会社及び関連会社の株式206,720百万円及び出資金1,480百万円を含んでおります。
※２　無担保の消費貸借契約(債券貸借取引)により貸し付けている有価証券が、「有価証券」中の国債に6,002百万円含まれております。また、使用貸借又は賃貸借契約により貸し付けている有価証券は、「有価証券」中の国債に119百万円含まれております。 無担保の消費貸借契約(債券貸借取引)により借り入れている有価証券並びに現先取引及び現金担保付債券貸借取引により受け入れている有価証券のうち、売却又は(再)担保という方法で自由に処分できる権利を有する有価証券で、(再)担保に差し入れている有価証券は654,394百万円、当中間連結会計期間末に当該処分をせずに所有しているものは136,090百万円であります。	※２　無担保の消費貸借契約により貸し付けている有価証券が、「有価証券」中の国債に16,294百万円含まれております。 無担保の消費貸借契約により借り入れている有価証券並びに現先取引及び現金担保付債券貸借取引により受け入れている有価証券のうち、売却又は(再)担保という方法で自由に処分できる権利を有する有価証券で、(再)担保に差し入れている有価証券は1,579,675百万円、当中間連結会計期間末に当該処分をせずに所有しているものは167,303百万円であります。	※２　無担保の消費貸借契約により貸し付けている有価証券が、「有価証券」中の国債及び株式に15,849百万円含まれております。また、使用貸借又は賃貸借契約により貸し付けている有価証券は、「有価証券」中の国債に99百万円含まれております。 無担保の消費貸借契約により借り入れている有価証券並びに現先取引及び現金担保付債券貸借取引により受け入れている有価証券のうち、売却又は(再)担保という方法で自由に処分できる権利を有する有価証券で、(再)担保に差し入れている有価証券は1,022,170百万円、当連結会計年度末に当該処分をせずに所有しているものは165,047百万円であります。
※３　貸出金のうち、破綻先債権額は179,497百万円、延滞債権額は2,287,238百万円であります。但し、上記債権額のうち、オフ・バランス化につながる措置である株式会社整理回収機構への信託実施分は、38,941百万円であります。 なお、破綻先債権とは、元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立て又は弁済の見込みがないものとして未収利息を計上しなかった貸出金(貸倒償却を行った部分を除く。以下、「未収利息不計上貸出金」という。)のうち、法人税法施行令(昭和40年政令第97号)第96条第１項第３号のイからホまでに掲げる事由又は同項第４号に規定する事由が生じている貸出金であります。 また、延滞債権とは、未収利息不計上貸出金であって、破綻先債権及び債務者の経営再建又は支援を図ることを目的として利息の支払を猶予した貸出金以外の貸出金であります。	※３　貸出金のうち、破綻先債権額は86,972百万円、延滞債権額は1,844,061百万円であります。但し、上記債権額のうち、オフ・バランス化につながる措置である株式会社整理回収機構への信託実施分は、3,792百万円であります。 なお、破綻先債権とは、元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立又は弁済の見込みがないものとして未収利息を計上しなかった貸出金(貸倒償却を行った部分を除く。以下、「未収利息不計上貸出金」という。)のうち、法人税法施行令(昭和40年政令第97号)第96条第１項第３号のイからホまでに掲げる事由又は同項第４号に規定する事由が生じている貸出金であります。 また、延滞債権とは、未収利息不計上貸出金であって、破綻先債権及び債務者の経営再建又は支援を図ることを目的として利息の支払を猶予した貸出金以外の貸出金であります。	※３　貸出金のうち、破綻先債権額は96,413百万円、延滞債権額は1,767,862百万円であります。但し、上記債権額のうち、オフ・バランス化につながる措置である株式会社整理回収機構への信託実施分は、7,522百万円であります。 なお、破綻先債権とは、元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立て又は弁済の見込みがないものとして未収利息を計上しなかった貸出金(貸倒償却を行った部分を除く。以下、「未収利息不計上貸出金」という。)のうち、法人税法施行令(昭和40年政令第97号)第96条第１項第３号のイからホまでに掲げる事由又は同項第４号に規定する事由が生じている貸出金であります。 また、延滞債権とは、未収利息不計上貸出金であって、破綻先債権及び債務者の経営再建又は支援を図ることを目的として利息の支払を猶予した貸出金以外の貸出金であります。

前中間連結会計期間 (平成15年９月30日現在)	当中間連結会計期間 (平成16年９月30日現在)	前連結会計年度 (平成16年３月31日現在)
※４　貸出金のうち、３カ月以上延滞債権額は101,630百万円であります。 　なお、３カ月以上延滞債権とは、元本又は利息の支払が約定支払日の翌日から３月以上遅延している貸出金で破綻先債権及び延滞債権に該当しないものであります。 ※５　貸出金のうち、貸出条件緩和債権額は1,853,890百万円であります。 　なお、貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取決めを行った貸出金で破綻先債権、延滞債権及び３カ月以上延滞債権に該当しないものであります。 ※６　破綻先債権額、延滞債権額、３カ月以上延滞債権額及び貸出条件緩和債権額の合計額は4,422,255百万円であります。但し、上記債権額のうち、オフ・バランス化につながる措置である株式会社整理回収機構への信託実施分は、38,941百万円であります。 　なお、上記３から６に掲げた債権額は、貸倒引当金控除前の金額であります。 ※７　手形割引は、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第24号)に基づき金融取引として処理しております。これにより受け入れた銀行引受手形、商業手形、荷付為替手形及び買入外国為替は、売却又は(再)担保という方法で自由に処分できる権利を有しておりますが、その額面金額は966,761百万円であります。	※４　貸出金のうち、３カ月以上延滞債権額は52,918百万円であります。 　なお、３カ月以上延滞債権とは、元本又は利息の支払が約定支払日の翌日から３月以上遅延している貸出金で破綻先債権及び延滞債権に該当しないものであります。 ※５　貸出金のうち、貸出条件緩和債権額は884,745百万円であります。 　なお、貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取決めを行った貸出金で破綻先債権、延滞債権及び３カ月以上延滞債権に該当しないものであります。 ※６　破綻先債権額、延滞債権額、３カ月以上延滞債権額及び貸出条件緩和債権額の合計額は2,868,696百万円であります。但し、上記債権額のうち、オフ・バランス化につながる措置である株式会社整理回収機構への信託実施分は、3,837百万円であります。 　なお、上記３から６に掲げた債権額は、貸倒引当金控除前の金額であります。 ※７　手形割引は、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第24号)に基づき金融取引として処理しております。これにより受け入れた銀行引受手形、商業手形、荷付為替手形及び買入外国為替は、売却又は(再)担保という方法で自由に処分できる権利を有しておりますが、その額面金額は1,031,613百万円であります。	※４　貸出金のうち、３カ月以上延滞債権額は51,538百万円であります。 　なお、３カ月以上延滞債権とは、元本又は利息の支払が約定支払日の翌日から３月以上遅延している貸出金で破綻先債権及び延滞債権に該当しないものであります。 ※５　貸出金のうち、貸出条件緩和債権額は1,382,168百万円であります。 　なお、貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取決めを行った貸出金で破綻先債権、延滞債権及び３カ月以上延滞債権に該当しないものであります。 ※６　破綻先債権額、延滞債権額、３カ月以上延滞債権額及び貸出条件緩和債権額の合計額は3,297,981百万円であります。但し、上記債権額のうち、オフ・バランス化につながる措置である株式会社整理回収機構への信託実施分は、7,522百万円であります。 　なお、上記３から６に掲げた債権額は、貸倒引当金控除前の金額であります。 ※７　手形割引は、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第24号)に基づき金融取引として処理しております。これにより受け入れた銀行引受手形、商業手形、荷付為替手形及び買入外国為替は、売却又は(再)担保という方法で自由に処分できる権利を有しておりますが、その額面金額は1,023,057百万円であります。

前中間連結会計期間 (平成15年９月30日現在)	当中間連結会計期間 (平成16年９月30日現在)	前連結会計年度 (平成16年３月31日現在)
※８　担保に供している資産は次のとおりであります。	※８　担保に供している資産は次のとおりであります。	※８　担保に供している資産は次のとおりであります。
担保に供している資産	担保に供している資産	担保に供している資産
現金預け金　124,638百万円	現金預け金　90,583百万円	現金預け金　112,778百万円
特定取引資産　570,857百万円	特定取引資産　651,906百万円	特定取引資産　540,579百万円
有価証券　9,794,664百万円	有価証券　7,457,751百万円	有価証券　10,723,663百万円
貸出金　3,760,959百万円	貸出金　1,465,657百万円	貸出金　1,375,426百万円
その他資産(延払資産等)　1,180百万円	その他資産(延払資産等)　1,030百万円	その他資産(延払資産等)　1,056百万円
動産不動産　529百万円		動産不動産　524百万円
担保資産に対応する債務	担保資産に対応する債務	担保資産に対応する債務
預金　14,910百万円	預金　10,528百万円	預金　15,276百万円
コールマネー及び売渡手形　7,054,900百万円	コールマネー及び売渡手形　3,655,999百万円	コールマネー及び売渡手形　5,175,669百万円
売現先勘定　1,857,026百万円	売現先勘定　715,530百万円	売現先勘定　1,055,508百万円
債券貸借取引受入担保金　4,355,513百万円	債券貸借取引受入担保金　4,460,991百万円	債券貸借取引受入担保金　5,700,206百万円
特定取引負債　144,062百万円	特定取引負債　125,597百万円	特定取引負債　203,599百万円
借用金　4,216百万円	借用金　3,893百万円	借用金　4,451百万円
その他負債　10,979百万円	その他負債　14,617百万円	その他負債　1,122百万円
支払承諾　149,297百万円	支払承諾　149,029百万円	支払承諾　141,835百万円
上記のほか、資金決済等の取引の担保あるいは先物取引証拠金等の代用として、現金預け金44,798百万円、特定取引資産4,204百万円、有価証券3,966,901百万円及び貸出金968,383百万円を差し入れております。	上記のほか、資金決済等の取引の担保あるいは先物取引証拠金等の代用として、現金預け金50,227百万円、特定取引資産1,663百万円、有価証券6,962,079百万円及び貸出金581,956百万円を差し入れております。	上記のほか、資金決済等の取引の担保あるいは先物取引証拠金等の代用として、現金預け金42,537百万円、特定取引資産3,908百万円、有価証券6,801,910百万円及び貸出金55,000百万円を差し入れております。
また、動産不動産のうち保証金権利金は118,028百万円、その他資産のうち先物取引差入証拠金は7,036百万円であります。	また、動産不動産のうち保証金権利金は110,928百万円、その他資産のうち先物取引差入証拠金は9,216百万円であります。	また、動産不動産のうち保証金権利金は112,628百万円、その他資産のうち先物取引差入証拠金は8,130百万円であります。
※９　当座貸越契約及び貸付金に係るコミットメントライン契約は、顧客からの融資実行の申し出を受けた場合に、契約上規定された条件について違反がない限り、一定の限度額まで資金を貸し付けることを約する契約であります。これらの契約に係る融資未実行残高は、29,801,082百万円であります。このうち原契約期間が１年以内のもの又は任意の時期に無条件で取消可能なものが27,261,498百万円あります。	※９　当座貸越契約及び貸付金に係るコミットメントライン契約は、顧客からの融資実行の申し出を受けた場合に、契約上規定された条件について違反がない限り、一定の限度額まで資金を貸し付けることを約する契約であります。これらの契約に係る融資未実行残高は、34,368,593百万円であります。このうち原契約期間が１年以内のもの又は任意の時期に無条件で取消可能なものが30,841,376百万円あります。	※９　当座貸越契約及び貸付金に係るコミットメントライン契約は、顧客からの融資実行の申し出を受けた場合に、契約上規定された条件について違反がない限り、一定の限度額まで資金を貸し付けることを約する契約であります。これらの契約に係る融資未実行残高は、32,634,541百万円であります。このうち原契約期間が１年以内のもの又は任意の時期に無条件で取消可能なものが29,806,280百万円あります。

前中間連結会計期間 (平成15年９月30日現在)	当中間連結会計期間 (平成16年９月30日現在)	前連結会計年度 (平成16年３月31日現在)
なお、これらの契約の多くは、融資実行されずに終了するものであるため、融資未実行残高そのものが必ずしも将来のキャッシュ・フローに影響を与えるものではありません。これらの契約の多くには、金融情勢の変化、債権の保全、その他相当の事由があるときは、実行申し込みを受けた融資の拒絶又は契約極度額の減額をすることができる旨の条項が付けられております。また、契約時において必要に応じて不動産・有価証券等の担保を徴求するほか、契約後も定期的に予め定めている社内手続に基づき顧客の業況等を把握し、必要に応じて契約の見直し、与信保全上の措置等を講じております。 ※10　繰延ヘッジ会計を適用したヘッジ手段に係る損益又は評価差額は、純額で繰延ヘッジ損失としてその他資産に含めて計上しております。なお、上記相殺前の繰延ヘッジ損失の総額は1,735,996百万円、繰延ヘッジ利益の総額は1,609,388百万円であります。 ※11　連結子会社である三井住友銀行は、土地の再評価に関する法律(平成10年３月31日公布法律第34号)及び土地の再評価に関する法律の一部を改正する法律(平成13年３月31日公布法律第19号)に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として資本の部に計上しております。 また、その他の一部の連結子会社は、同法律に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金資産」又は「再評価に係る繰延税金負債」としてそれぞれ資産の部又は負債の部に計上し、これを控除した金額を「土地再評価差額金」として資本の部に計上しております。	なお、これらの契約の多くは、融資実行されずに終了するものであるため、融資未実行残高そのものが必ずしも将来のキャッシュ・フローに影響を与えるものではありません。これらの契約の多くには、金融情勢の変化、債権の保全及びその他相当の事由があるときは、実行申し込みを受けた融資の拒絶又は契約極度額の減額をすることができる旨の条項が付けられております。また、契約時において必要に応じて不動産・有価証券等の担保を徴求するほか、契約後も定期的に予め定めている社内手続に基づき顧客の業況等を把握し、必要に応じて契約の見直し、与信保全上の措置等を講じております。 ※10　繰延ヘッジ会計を適用したヘッジ手段に係る損益又は評価差額は、純額で繰延ヘッジ損失として「その他資産」に含めて計上しております。なお、上記相殺前の繰延ヘッジ損失の総額は573,789百万円、繰延ヘッジ利益の総額は457,780百万円であります。 ※11　連結子会社である三井住友銀行は、土地の再評価に関する法律(平成10年３月31日公布法律第34号)及び土地の再評価に関する法律の一部を改正する法律(平成13年３月31日公布法律第19号)に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として資本の部に計上しております。 また、その他の一部の連結子会社は、同法律に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金資産」又は「再評価に係る繰延税金負債」としてそれぞれ資産の部又は負債の部に計上し、これを控除した金額を「土地再評価差額金」として資本の部に計上しております。	なお、これらの契約の多くは、融資実行されずに終了するものであるため、融資未実行残高そのものが必ずしも将来のキャッシュ・フローに影響を与えるものではありません。これらの契約の多くには、金融情勢の変化、債権の保全及びその他相当の事由があるときは、実行申し込みを受けた融資の拒絶又は契約極度額の減額をすることができる旨の条項が付けられております。また、契約時において必要に応じて不動産・有価証券等の担保を徴求するほか、契約後も定期的に予め定めている社内手続に基づき顧客の業況等を把握し、必要に応じて契約の見直し、与信保全上の措置等を講じております。 ※10　繰延ヘッジ会計を適用したヘッジ手段に係る損益又は評価差額は、純額で繰延ヘッジ損失として「その他資産」に含めて計上しております。なお、上記相殺前の繰延ヘッジ損失の総額は663,546百万円、繰延ヘッジ利益の総額は564,122百万円であります。 ※11　連結子会社である三井住友銀行は、土地の再評価に関する法律(平成10年３月31日公布法律第34号)及び土地の再評価に関する法律の一部を改正する法律(平成13年３月31日公布法律第19号)に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として資本の部に計上しております。 また、その他の一部の連結子会社は、同法律に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金資産」又は「再評価に係る繰延税金負債」としてそれぞれ資産の部又は負債の部に計上し、これを控除した金額を「土地再評価差額金」として資本の部に計上しております。

前中間連結会計期間 (平成15年９月30日現在)	当中間連結会計期間 (平成16年９月30日現在)	前連結会計年度 (平成16年３月31日現在)
再評価を行った年月日 連結子会社である三井住友銀行 平成10年３月31日及び平成14年３月31日 その他の一部の連結子会社 平成11年３月31日、平成14年３月31日 同法律第３条第３項に定める再評価の方法 連結子会社である三井住友銀行 土地の再評価に関する法律施行令(平成10年３月31日公布政令第119号)第２条第３号に定める固定資産税評価額、同条第４号に定める路線価及び同条第５号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて、奥行価格補正、時点修正、近隣売買事例による補正等、合理的な調整を行って算出。 その他の一部の連結子会社 土地の再評価に関する法律施行令(平成10年３月31日公布政令第119号)第２条第３号に定める固定資産税評価額及び同条第５号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて算出。	再評価を行った年月日 連結子会社である三井住友銀行 平成10年３月31日及び平成14年３月31日 その他の一部の連結子会社 平成11年３月31日、平成14年３月31日 同法律第３条第３項に定める再評価の方法 連結子会社である三井住友銀行 土地の再評価に関する法律施行令(平成10年３月31日公布政令第119号)第２条第３号に定める固定資産税評価額、同条第４号に定める路線価及び同条第５号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて、奥行価格補正、時点修正、近隣売買事例による補正等、合理的な調整を行って算出。 その他の一部の連結子会社 土地の再評価に関する法律施行令(平成10年３月31日公布政令第119号)第２条第３号に定める固定資産税評価額及び同条第５号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて算出。	再評価を行った年月日 連結子会社である三井住友銀行 平成10年３月31日及び平成14年３月31日 その他の一部の連結子会社 平成11年３月31日、平成14年３月31日 同法律第３条第３項に定める再評価の方法 連結子会社である三井住友銀行 土地の再評価に関する法律施行令(平成10年３月31日公布政令第119号)第２条第３号に定める固定資産税評価額、同条第４号に定める路線価及び同条第５号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて、奥行価格補正、時点修正、近隣売買事例による補正等、合理的な調整を行って算出。 その他の一部の連結子会社 土地の再評価に関する法律施行令(平成10年３月31日公布政令第119号)第２条第３号に定める固定資産税評価額及び同条第５号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて算出。 同法律第10条に定める再評価を行った事業用土地の当連結会計年度末における時価の合計額は、当該事業用土地の再評価後の帳簿価額の合計額より16,497百万円下回っております。
※12　動産不動産の減価償却累計額は604,089百万円、リース資産の減価償却累計額は1,508,565百万円であります。	※12　動産不動産の減価償却累計額は588,735百万円、リース資産の減価償却累計額は1,550,472百万円であります。	※12　動産不動産の減価償却累計額は587,180百万円、リース資産の減価償却累計額は1,528,311百万円であります。
※13　借用金には、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付借入金811,510百万円が含まれております。	※13　借用金には、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付借入金771,570百万円が含まれております。	※13　借用金には、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付借入金770,003百万円が含まれております。
※14　社債には、劣後特約付社債1,583,839百万円が含まれております。	※14　社債には、劣後特約付社債1,861,560百万円が含まれております。	※14　社債には、劣後特約付社債1,661,881百万円が含まれております。

（中間連結損益計算書関係）

前中間連結会計期間 （自　平成15年４月１日 至　平成15年９月30日）	当中間連結会計期間 （自　平成16年４月１日 至　平成16年９月30日）	前連結会計年度 （自　平成15年４月１日 至　平成16年３月31日）
※１　その他経常収益には、株式等売却益56,039百万円を含んでおります。	※１　その他経常収益には、株式等売却益65,914百万円及び退職給付信託に係る信託設定益75,275百万円を含んでおります。	※１　その他経常収益には、株式等売却益159,037百万円を含んでおります。 ※２　営業経費には、研究開発費402百万円を含んでおります。
※３　その他経常費用には、貸出金償却388,924百万円を含んでおります。	※３　その他経常費用には、貸倒引当金繰入額165,267百万円、貸出金償却391,236百万円及び延滞債権等を売却したことによる損失56,321百万円を含んでおります。	※３　その他経常費用には、貸出金償却660,382百万円、延滞債権等を売却したことによる損失269,059百万円を含んでおります。
※４　特別利益には、東京都外形標準課税訴訟の訴訟上の和解成立による還付税金38,236百万円及び還付加算金2,097百万円を含んでおります。	※４　特別利益は、動産不動産処分益2,185百万円及び償却債権取立益485百万円であります。	※４　特別利益には、厚生年金基金の代行部分の将来支給義務免除に係る利益59,095百万円、東京都外形標準課税訴訟の訴訟上の和解成立による還付税金38,236百万円及び還付加算金2,127百万円並びに貸倒引当金戻入益14,378百万円を含んでおります。
※５　特別損失には、退職給付会計導入に伴う会計基準変更時差異の費用処理額11,021百万円、店舗の統廃合等に伴う動産不動産処分損8,408百万円を含んでおります。	※５　特別損失には、退職給付会計導入に伴う会計基準変更時差異の費用処理額8,938百万円及び店舗の統廃合等に伴う動産不動産処分損10,901百万円を含んでおります。	※５　特別損失には、退職給付会計導入に伴う会計基準変更時差異の費用処理額21,348百万円を含んでおります。

(中間連結キャッシュ・フロー計算書関係)

前中間連結会計期間 (自　平成15年４月１日 至　平成15年９月30日)	当中間連結会計期間 (自　平成16年４月１日 至　平成16年９月30日)	前連結会計年度 (自　平成15年４月１日 至　平成16年３月31日)
※１　現金及び現金同等物の中間期末残高と中間連結貸借対照表に掲記されている科目の金額との関係 平成15年９月30日現在 (金額単位　百万円) 現金預け金勘定　3,898,506 有利息預け金　△964,363 現金及び現金同等物　2,934,143	※１　現金及び現金同等物の中間期末残高と中間連結貸借対照表に掲記されている科目の金額との関係 平成16年９月30日現在 (金額単位　百万円) 現金預け金勘定　5,846,400 有利息預け金　△2,518,706 現金及び現金同等物　3,327,694	※１　現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係 平成16年３月31日現在 (金額単位　百万円) 現金預け金勘定　5,328,950 有利息預け金　△1,799,471 現金及び現金同等物　3,529,479
※２　株式の取得により新たに連結子会社となった会社の資産及び負債の主な内訳 株式の取得により新たに株式会社関西さわやか銀行他２社を連結したことに伴う連結開始時の資産及び負債の内訳並びに株式の取得のための支出(純額)との関係は次のとおりであります。 (金額単位　百万円) 資産　800,118 (うち貸出金　593,042) 負債　△724,759 (うち預金　△682,774) 少数株主持分　△23,450 連結調整勘定　△13,136 上記３社株式の取得価額　38,773 上記３社現金及び現金同等物　△29,773 差引：上記３社取得のための支出　8,999		※２　株式の取得により新たに連結子会社となった会社の資産及び負債の主な内訳 株式の取得により新たに旧株式会社関西さわやか銀行他２社を連結したことに伴う連結開始時の資産及び負債の内訳並びに株式の取得のための支出(純額)との関係は次のとおりであります。 (金額単位　百万円) 資産　800,118 (うち貸出金　593,042) 負債　△724,759 (うち預金　△682,774) 少数株主持分　△23,450 連結調整勘定　△13,136 上記３社株式の取得価額　38,773 上記３社現金及び現金同等物　△29,773 差引：上記３社取得のための支出　8,999

（リース取引関係）

前中間連結会計期間 （自　平成15年４月１日 至　平成15年９月30日）	当中間連結会計期間 （自　平成16年４月１日 至　平成16年９月30日）	前連結会計年度 （自　平成15年４月１日 至　平成16年３月31日）
１　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引 (1) 借手側 ・リース物件の取得価額相当額、減価償却累計額相当額及び中間連結会計期間末残高相当額 取得価額相当額 動産　10,937百万円 その他　213百万円 合計　11,150百万円 減価償却累計額相当額 動産　5,977百万円 その他　116百万円 合計　6,094百万円 中間連結会計期間末残高相当額 動産　4,959百万円 その他　97百万円 合計　5,056百万円 ・未経過リース料中間連結会計期間末残高相当額 １年内　1,876百万円 １年超　3,316百万円 合計　5,193百万円 ・支払リース料、減価償却費相当額及び支払利息相当額 支払リース料　1,152百万円 減価償却費相当額　1,082百万円 支払利息相当額　76百万円 ・減価償却費相当額の算定方法 リース期間を耐用年数とし、残存価額を零とする定額法によっております。 ・利息相当額の算定方法 リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各中間連結会計期間への配分方法については、利息法によっております。	１　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引 (1) 借手側 ・リース物件の取得価額相当額、減価償却累計額相当額及び中間連結会計期間末残高相当額 取得価額相当額 動産　9,772百万円 その他　472百万円 合計　10,244百万円 減価償却累計額相当額 動産　5,572百万円 その他　267百万円 合計　5,839百万円 中間連結会計期間末残高相当額 動産　4,200百万円 その他　204百万円 合計　4,404百万円 ・未経過リース料中間連結会計期間末残高相当額 １年内　1,788百万円 １年超　2,760百万円 合計　4,549百万円 ・支払リース料、減価償却費相当額及び支払利息相当額 支払リース料　1,018百万円 減価償却費相当額　948百万円 支払利息相当額　76百万円 ・減価償却費相当額の算定方法 リース期間を耐用年数とし、残存価額を零とする定額法によっております。 ・利息相当額の算定方法 リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各中間連結会計期間への配分方法については、利息法によっております。	１　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引 (1) 借手側 ・リース物件の取得価額相当額、減価償却累計額相当額及び年度末残高相当額 取得価額相当額 動産　11,705百万円 その他　606百万円 合計　12,312百万円 減価償却累計額相当額 動産　6,848百万円 その他　357百万円 合計　7,206百万円 年度末残高相当額 動産　4,856百万円 その他　249百万円 合計　5,106百万円 ・未経過リース料年度末残高相当額 １年内　2,070百万円 １年超　3,251百万円 合計　5,322百万円 ・支払リース料、減価償却費相当額及び支払利息相当額 支払リース料　2,296百万円 減価償却費相当額　2,132百万円 支払利息相当額　162百万円 ・減価償却費相当額の算定方法 リース期間を耐用年数とし、残存価額を零とする定額法によっております。 ・利息相当額の算定方法 リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各連結会計年度への配分方法については、利息法によっております。

前中間連結会計期間 (自　平成15年４月１日 至　平成15年９月30日)	当中間連結会計期間 (自　平成16年４月１日 至　平成16年９月30日)	前連結会計年度 (自　平成15年４月１日 至　平成16年３月31日)
(2) 貸手側 ・リース資産に含まれているリース物件の取得価額、減価償却累計額及び中間連結会計期間末残高 取得価額 動産　1,942,876百万円 その他　548,854百万円 合計　2,491,730百万円 減価償却累計額 動産　1,203,109百万円 その他　299,931百万円 合計　1,503,041百万円 中間連結会計期間末残高 動産　739,766百万円 その他　248,922百万円 合計　988,689百万円 ・未経過リース料中間連結会計期間末残高相当額 １年内　322,445百万円 １年超　709,410百万円 合計　1,031,856百万円 ・受取リース料、減価償却費及び受取利息相当額 受取リース料　205,211百万円 減価償却費　165,475百万円 受取利息相当額　34,173百万円 ・利息相当額の算定方法 リース料総額と見積残存価額との合計額から、これに対応するリース物件の取得価額を控除した金額を利息相当額とし、各中間連結会計期間への配分方法については、利息法によっております。 ２　オペレーティング・リース取引 (1) 借手側 ・未経過リース料 １年内　18,679百万円 １年超　98,100百万円 合計　116,780百万円 (2) 貸手側 ・未経過リース料 １年内　630百万円 １年超　1,497百万円 合計　2,128百万円 なお、上記１、２に記載した貸手側の未経過リース料のうち94,692百万円を借用金等の担保に提供しております。	(2) 貸手側 ・リース資産に含まれているリース物件の取得価額、減価償却累計額及び中間連結会計期間末残高 取得価額 動産　1,920,975百万円 その他　588,826百万円 合計　2,509,801百万円 減価償却累計額 動産　1,216,807百万円 その他　327,019百万円 合計　1,543,827百万円 中間連結会計期間末残高 動産　704,167百万円 その他　261,807百万円 合計　965,974百万円 ・未経過リース料中間連結会計期間末残高相当額 １年内　314,280百万円 １年超　657,713百万円 合計　971,993百万円 ・受取リース料、減価償却費及び受取利息相当額 受取リース料　205,622百万円 減価償却費　166,435百万円 受取利息相当額　31,891百万円 ・利息相当額の算定方法 リース料総額と見積残存価額との合計額から、これに対応するリース物件の取得価額を控除した金額を利息相当額とし、各中間連結会計期間への配分方法については、利息法によっております。 ２　オペレーティング・リース取引 (1) 借手側 ・未経過リース料 １年内　17,172百万円 １年超　76,766百万円 合計　93,939百万円 (2) 貸手側 ・未経過リース料 １年内　5,340百万円 １年超　11,128百万円 合計　16,468百万円 なお、上記１、２に記載した貸手側の未経過リース料のうち86,071百万円を借用金等の担保に提供しております。	(2) 貸手側 ・リース資産に含まれているリース物件の取得価額、減価償却累計額及び年度末残高 取得価額 動産　1,908,945百万円 その他　580,899百万円 合計　2,489,845百万円 減価償却累計額 動産　1,197,471百万円 その他　323,580百万円 合計　1,521,051百万円 年度末残高 動産　711,474百万円 その他　257,319百万円 合計　968,794百万円 ・未経過リース料年度末残高相当額 １年内　318,916百万円 １年超　674,752百万円 合計　993,669百万円 ・受取リース料、減価償却費及び受取利息相当額 受取リース料　410,953百万円 減価償却費　331,032百万円 受取利息相当額　60,905百万円 ・利息相当額の算定方法 リース料総額と見積残存価額との合計額から、これに対応するリース物件の取得価額を控除した金額を利息相当額とし、各連結会計年度への配分方法については、利息法によっております。 ２　オペレーティング・リース取引 (1) 借手側 ・未経過リース料 １年内　17,136百万円 １年超　83,638百万円 合計　100,774百万円 (2) 貸手側 ・未経過リース料 １年内　4,189百万円 １年超　9,804百万円 合計　13,993百万円 なお、上記１、２に記載した貸手側の未経過リース料のうち87,900百万円を借用金等の担保に提供しております。

（有価証券関係）

※1　中間連結貸借対照表の「有価証券」のほか、「特定取引資産」中の商品有価証券、コマーシャル・ペーパー及び短期社債、「現金預け金」中の譲渡性預け金、並びに「買入金銭債権」中のコマーシャル・ペーパー及び貸付債権信託受益権等も含めて記載しております。

※2　子会社株式及び関連会社株式で時価のあるものについては、中間財務諸表における注記事項として記載しております。

Ⅰ　当中間連結会計期間

1　売買目的有価証券(平成16年９月30日現在)

	中間連結貸借対照表計上額(百万円)	当中間連結会計期間の損益に含まれた評価差額(百万円)
売買目的有価証券	1,209,190	△2,548

2　満期保有目的の債券で時価のあるもの(平成16年９月30日現在)

	中間連結貸借対照表計上額(百万円)	時価(百万円)	差額(百万円)	うち益(百万円)	うち損(百万円)
国債	508,400	502,551	△5,848	1,684	7,533
地方債	―	―	―	―	―
社債	―	―	―	―	―
その他	36,235	36,794	558	681	122
合計	544,636	539,346	△5,289	2,365	7,655

（注）1　時価は、当中間連結会計期間末日における市場価格等に基づいております。

2　「うち益」「うち損」はそれぞれ「差額」の内訳であります。

3　その他有価証券で時価のあるもの(平成16年９月30日現在)

	取得原価(百万円)	中間連結貸借対照表計上額(百万円)	評価差額(百万円)	うち益(百万円)	うち損(百万円)
株式	2,035,061	2,616,748	581,686	637,425	55,738
債券	13,744,918	13,686,800	△58,118	18,409	76,527
国債	12,421,472	12,371,625	△49,846	13,933	63,780
地方債	504,080	497,812	△6,267	1,094	7,361
社債	819,366	817,362	△2,003	3,381	5,385
その他	4,079,116	4,039,623	△39,492	8,902	48,395
合計	19,859,096	20,343,172	484,076	664,737	180,661

(注) 1　評価差額のうち、時価ヘッジの適用により損益に反映させた額は22,199百万円(収益)であります。
2　中間連結貸借対照表計上額は、株式については主として当中間連結会計期間末前1ヵ月の市場価格の平均に基づいて算定された額により、また、それ以外については、当中間連結会計期間末日における市場価格等に基づく時価により、それぞれ計上したものであります。
3　「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。
4　その他有価証券で時価のあるもののうち、当該有価証券の時価が取得原価に比べて著しく下落したものについては、原則として時価が取得原価まで回復する見込みがないものとみなして、当該時価をもって中間連結貸借対照表価額とし、評価差額を当中間連結会計期間の損失として処理(以下、「減損処理」という。)しております。当中間連結会計期間におけるこの減損処理額は39百万円であります。時価が「著しく下落した」と判断するための基準は、資産の自己査定基準において、有価証券の発行会社の区分毎に次のとおり定めております。

破綻先、実質破綻先、破綻懸念先	時価が取得原価に比べて下落
要注意先	時価が取得原価に比べて30%以上下落
正常先	時価が取得原価に比べて50%以上下落

なお、破綻先とは破産、特別清算等法的に経営破綻の事実が発生している発行会社、実質破綻先とは破綻先と同等の状況にある発行会社、破綻懸念先とは現在は経営破綻の状況にないが今後経営破綻に陥る可能性が大きいと認められる発行会社、要注意先とは今後の管理に注意を要する発行会社であります。また、正常先とは破綻先、実質破綻先、破綻懸念先及び要注意先以外の発行会社であります。

4　当中間連結会計期間中に売却した満期保有目的の債券

該当ありません。

5　当中間連結会計期間中に売却したその他有価証券(自　平成16年4月1日　至　平成16年9月30日)

	売却額(百万円)	売却益の合計額(百万円)	売却損の合計額(百万円)
その他有価証券	16,678,701	117,923	27,549

6　時価のない有価証券の主な内容及び中間連結貸借対照表計上額(平成16年9月30日現在)

	金額(百万円)
満期保有目的の債券	
非上場外国証券	3,492
その他	11,290
その他有価証券	
非上場株式(店頭売買株式を除く)	580,961
非上場債券	1,768,325
非上場外国証券	394,347
その他	150,646

7　保有目的を変更した有価証券

該当ありません。

8　その他有価証券のうち満期があるもの及び満期保有目的の債券の償還予定額(平成16年９月30日現在)

	１年以内 (百万円)	１年超５年以内 (百万円)	５年超10年以内 (百万円)	10年超 (百万円)
債券	2,927,449	7,891,459	2,987,501	2,157,117
国債	2,701,723	5,793,773	2,234,942	2,149,585
地方債	13,233	252,642	231,433	503
社債	212,492	1,845,044	521,125	7,028
その他	378,578	2,956,785	417,839	511,709
合計	3,306,028	10,848,244	3,405,341	2,668,827

Ⅱ　前中間連結会計期間

1　売買目的有価証券(平成15年９月30日現在)

	中間連結貸借対照表計上額(百万円)	前中間連結会計期間の損益に含まれた評価差額(百万円)
売買目的有価証券	1,205,895	△1,705

2　満期保有目的の債券で時価のあるもの(平成15年９月30日現在)

	中間連結貸借対照表計上額(百万円)	時価(百万円)	差額(百万円)	うち益(百万円)	うち損(百万円)
国債	510,142	498,990	△11,152	884	12,037
地方債	―	―	―	―	―
社債	―	―	―	―	―
その他	21,329	22,379	1,049	1,166	117
合計	531,472	521,369	△10,103	2,051	12,155

(注) 1　時価は、前中間連結会計期間末日における市場価格等に基づいております。
　　 2　「うち益」「うち損」はそれぞれ「差額」の内訳であります。

3　その他有価証券で時価のあるもの(平成15年９月30日現在)

	取得原価(百万円)	中間連結貸借対照表計上額(百万円)	評価差額(百万円)	うち益(百万円)	うち損(百万円)
株式	2,606,121	3,077,101	470,979	578,166	107,187
債券	12,436,715	12,281,842	△154,872	6,597	161,470
国債	11,240,557	11,103,803	△136,754	2,865	139,619
地方債	413,692	403,548	△10,143	924	11,067
社債	782,465	774,489	△7,975	2,808	10,783
その他	4,187,030	4,174,553	△12,477	20,171	32,649
合計	19,229,867	19,533,496	303,629	604,936	301,307

（注）１　評価差額のうち、時価ヘッジの適用により損益に反映させた額は22,029百万円(収益)であります。

２　中間連結貸借対照表計上額は、株式については主として前中間連結会計期間末前１ヵ月の市場価格の平均に基づいて算定された額により、また、それ以外については、前中間連結会計期間末日における市場価格等に基づく時価により、それぞれ計上したものであります。

３　「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。

４　その他有価証券で時価のあるもののうち、当該有価証券の時価が取得原価に比べて著しく下落したものについては、原則として時価が取得原価まで回復する見込みがないものとみなして、当該時価をもって中間連結貸借対照表価額とし、評価差額を前中間連結会計期間の損失として処理(以下、「減損処理」という。)しております。前中間連結会計期間におけるこの減損処理額は530百万円であります。時価が「著しく下落した」と判断するための基準は、資産の自己査定基準において、有価証券の発行会社の区分毎に次のとおり定めております。

破綻先、実質破綻先、破綻懸念先　　時価が取得原価に比べて下落
要注意先　　時価が取得原価に比べて30％以上下落
正常先　　時価が取得原価に比べて50％以上下落

なお、破綻先とは破産、特別清算等法的に経営破綻の事実が発生している発行会社、実質破綻先とは破綻先と同等の状況にある発行会社、破綻懸念先とは現在は経営破綻の状況にないが今後経営破綻に陥る可能性が大きいと認められる発行会社、要注意先とは今後の管理に注意を要する発行会社であります。また、正常先とは破綻先、実質破綻先、破綻懸念先及び要注意先以外の発行会社であります。

４　当該中間連結会計期間中に売却した満期保有目的の債券(自　平成15年４月１日　至　平成15年９月30日)

	売却原価(百万円)	売却額(百万円)	売却損益(百万円)	売却の理由
国債	21,063	21,709	645	連結子会社であるみなと銀行における資金運用方針の変更
地方債	23,060	23,796	736	
合計	44,123	45,506	1,382	

５　当該中間連結会計期間中に売却したその他有価証券(自　平成15年４月１日　至　平成15年９月30日)

	売却額(百万円)	売却益の合計額(百万円)	売却損の合計額(百万円)
その他有価証券	15,761,524	145,995	95,693

６　時価のない有価証券の主な内容及び中間連結貸借対照表計上額(平成15年９月30日現在)

	金額(百万円)
満期保有目的の債券	
非上場外国証券	5,411
その他	10,112
その他有価証券	
非上場株式(店頭売買株式を除く)	338,389
非上場債券	1,457,321
非上場外国証券	325,123
その他	109,236

7　保有目的を変更した有価証券

連結子会社であるみなと銀行において、前中間連結会計期間中に資金運用方針の変更により、満期保有目的の債券の一部を償還期限前に売却したため、「金融商品会計に関する実務指針」(日本公認会計士協会会計制度委員会報告第14号)第83項により、当該連結子会社の残りの全ての満期保有目的の債券28,281百万円の保有目的区分をその他有価証券に変更しております。この結果、満期保有目的の債券と同様の会計処理を行った場合に比べ、「有価証券」が66百万円増加し、「繰延税金資産」が26百万円減少し、「少数株主持分」及び「その他有価証券評価差額金」がそれぞれ36百万円及び２百万円増加しております。

8　その他有価証券のうち満期があるもの及び満期保有目的の債券の償還予定額(平成15年９月30日現在)

	１年以内 (百万円)	１年超５年以内 (百万円)	５年超10年以内 (百万円)	10年超 (百万円)
債券	2,916,076	6,936,933	3,780,495	615,803
国債	2,717,215	5,160,392	3,125,480	610,858
地方債	6,726	197,435	198,853	533
社債	192,133	1,579,106	456,162	4,411
その他	471,659	2,977,811	434,399	606,081
合計	3,387,735	9,914,745	4,214,895	1,221,884

Ⅲ　前連結会計年度

1　売買目的有価証券(平成16年３月31日現在)

	連結貸借対照表計上額(百万円)	前連結会計年度の損益に含まれた評価差額(百万円)
売買目的有価証券	1,170,727	△1,707

2　満期保有目的の債券で時価のあるもの(平成16年３月31日現在)

	連結貸借対照表計上額(百万円)	時価(百万円)	差額(百万円)	うち益(百万円)	うち損(百万円)
国債	509,458	500,930	△8,527	1,739	10,266
地方債	―	―	―	―	―
社債	―	―	―	―	―
その他	17,272	18,374	1,101	1,101	―
合計	526,731	519,305	△7,425	2,840	10,266

(注) 1　時価は、前連結会計年度末日における市場価格等に基づいております。
2　「うち益」「うち損」はそれぞれ「差額」の内訳であります。

3　その他有価証券で時価のあるもの(平成16年３月31日現在)

	取得原価(百万円)	連結貸借対照表計上額(百万円)	評価差額(百万円)	うち益(百万円)	うち損(百万円)
株式	2,234,577	2,904,362	669,784	736,878	67,094
債券	15,604,771	15,501,515	△103,256	18,590	121,847
国債	14,028,689	13,939,482	△89,207	14,225	103,432
地方債	515,362	506,263	△9,098	1,075	10,173
社債	1,060,720	1,055,769	△4,950	3,289	8,240
その他	5,354,322	5,363,406	9,084	32,047	22,963
合計	23,193,672	23,769,285	575,612	787,517	211,904

(注) 1　評価差額のうち、時価ヘッジの適用により損益に反映させた額は23,452百万円(収益)であります。
2　連結貸借対照表計上額は、株式については主として前連結会計年度末前１ヵ月の市場価格の平均に基づいて算定された額により、また、それ以外については、前連結会計年度末日における市場価格等に基づく時価により、それぞれ計上したものであります。
3　「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。
4　その他有価証券で時価のあるもののうち、当該有価証券の時価が取得原価に比べて著しく下落したものについては、原則として時価が取得原価まで回復する見込みがないものとみなして、当該時価をもって連結貸借対照表価額とし、評価差額を前連結会計年度の損失として処理(以下、「減損処理」という。)しております。前連結会計年度におけるこの減損処理額は5,625百万円であります。時価が「著しく下落した」と判断するための基準は、資産の自己査定基準において、有価証券の発行会社の区分毎に次のとおり定めております。

破綻先、実質破綻先、破綻懸念先	時価が取得原価に比べて下落
要注意先	時価が取得原価に比べて30%以上下落
正常先	時価が取得原価に比べて50%以上下落

なお、破綻先とは破産、特別清算等法的に経営破綻の事実が発生している発行会社、実質破綻先とは破綻先と同等の状況にある発行会社、破綻懸念先とは現在は経営破綻の状況にないが今後経営破綻に陥る可能性が大きいと認められる発行会社、要注意先とは今後の管理に注意を要する発行会社であります。また、正常先とは破綻先、実質破綻先、破綻懸念先及び要注意先以外の発行会社であります。

4　当該連結会計年度中に売却した満期保有目的の債券(自　平成15年4月1日　至　平成16年3月31日)

	売却原価(百万円)	売却額(百万円)	売却損益(百万円)	売却の理由
国債	21,063	21,709	645	連結子会社であるみなと銀行における資金運用方針の変更
地方債	23,060	23,796	736	
合計	44,123	45,506	1,382	

5　当該連結会計年度中に売却したその他有価証券(自　平成15年4月1日　至　平成16年3月31日)

	売却額(百万円)	売却益の合計額(百万円)	売却損の合計額(百万円)
その他有価証券	30,640,639	281,085	154,031

6　時価のない有価証券の主な内容及び連結貸借対照表計上額(平成16年3月31日現在)

	金額(百万円)
満期保有目的の債券	
非上場外国証券	3,371
その他	9,713
その他有価証券	
非上場株式(店頭売買株式を除く)	532,446
非上場債券	1,596,199
非上場外国証券	316,217
その他	144,433

7　保有目的を変更した有価証券

連結子会社であるみなと銀行において、前連結会計年度中に資金運用方針の変更により、満期保有目的の債券の一部を償還期限前に売却したため、「金融商品会計に関する実務指針」(日本公認会計士協会会計制度委員会報告第14号)第83項により、当該連結子会社の残りの全ての満期保有目的の債券28,281百万円の保有目的区分をその他有価証券に変更しております。また、保有目的区分を変更した債券のうち、12,063百万円を前連結会計年度中に売却しており、これにより売却損益18百万円を計上しております。

この結果、満期保有目的の債券と同様の会計処理を行った場合に比べ、「有価証券」が35百万円増加し、「繰延税金資産」が14百万円減少し、「少数株主持分」及び「その他有価証券評価差額金」がそれぞれ19百万円及び1百万円増加しております。

8　その他有価証券のうち満期があるもの及び満期保有目的の債券の償還予定額(平成16年３月31日現在)

	１年以内(百万円)	１年超５年以内(百万円)	５年超10年以内(百万円)	10年超(百万円)
債券	2,879,079	9,470,889	3,999,979	1,257,227
国債	2,706,787	7,223,369	3,266,491	1,252,292
地方債	7,759	263,194	234,789	519
社債	164,531	1,984,324	498,698	4,415
その他	441,373	4,212,911	457,429	538,094
合計	3,320,453	13,683,800	4,457,409	1,795,322

（金銭の信託関係）

Ⅰ　当中間連結会計期間

1　運用目的の金銭の信託

該当ありません。

2　満期保有目的の金銭の信託

該当ありません。

3　その他の金銭の信託(運用目的及び満期保有目的以外の金銭の信託)(平成16年9月30日現在)

	取得原価(百万円)	中間連結貸借対照表計上額(百万円)	評価差額(百万円)	うち益(百万円)	うち損(百万円)
その他の金銭の信託	3,628	3,783	154	271	116

(注) 1　中間連結貸借対照表計上額は、当中間連結会計期間末日における市場価格等に基づく時価により計上したものであります。

2　「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。

Ⅱ　前中間連結会計期間

1　運用目的の金銭の信託(平成15年9月30日現在)

	中間連結貸借対照表計上額(百万円)	前中間連結会計期間の損益に含まれた評価差額(百万円)
運用目的の金銭の信託	7,443	—

2　満期保有目的の金銭の信託

該当ありません。

3　その他の金銭の信託(運用目的及び満期保有目的以外の金銭の信託)(平成15年9月30日現在)

	取得原価(百万円)	中間連結貸借対照表計上額(百万円)	評価差額(百万円)	うち益(百万円)	うち損(百万円)
その他の金銭の信託	20,070	20,054	△16	249	265

(注) 1　中間連結貸借対照表計上額は、前中間連結会計期間末日における市場価格等に基づく時価により計上したものであります。

2　「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。

Ⅲ　前連結会計年度

1　運用目的の金銭の信託

該当ありません。

2　満期保有目的の金銭の信託

該当ありません。

3　その他の金銭の信託(運用目的及び満期保有目的以外の金銭の信託)(平成16年３月31日現在)

	取得原価(百万円)	連結貸借対照表計上額(百万円)	評価差額(百万円)	うち益(百万円)	うち損(百万円)
その他の金銭の信託	3,628	3,749	121	222	100

(注)１　連結貸借対照表計上額は、前連結会計年度末日における市場価格等に基づく時価により計上したものであります。

２　「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。

（その他有価証券評価差額金）

Ⅰ　当中間連結会計期間

○その他有価証券評価差額金（平成16年９月30日現在）

中間連結貸借対照表に計上されている「その他有価証券評価差額金」の内訳は、次のとおりであります。

	金額（百万円）
評価差額	462,018
その他有価証券	461,863
その他の金銭の信託	154
（△）繰延税金負債	187,970
その他有価証券評価差額金（持分相当額調整前）	274,048
（△）少数株主持分相当額	4,981
（＋）持分法適用会社が所有するその他有価証券に係る評価差額金のうち親会社持分相当額	1,185
その他有価証券評価差額金	270,252

（注）１　その他有価証券の評価差額のうち、時価ヘッジの適用により損益に反映させた額は22,199百万円（収益）であります。

２　その他有価証券の評価差額は時価のない外貨建有価証券の為替換算差額（損益処理分を除く）を含んでおります。

Ⅱ　前中間連結会計期間

○その他有価証券評価差額金（平成15年９月30日現在）

中間連結貸借対照表に計上されている「その他有価証券評価差額金」の内訳は、次のとおりであります。

	金額（百万円）
評価差額	281,549
その他有価証券	281,565
その他の金銭の信託	△16
（△）繰延税金負債	110,389
その他有価証券評価差額金（持分相当額調整前）	171,159
（△）少数株主持分相当額	△4,343
（＋）持分法適用会社が所有するその他有価証券に係る評価差額金のうち親会社持分相当額	722
その他有価証券評価差額金	176,225

（注）１　その他有価証券の評価差額のうち、時価ヘッジの適用により損益に反映させた額は22,029百万円（収益）であります。

２　その他有価証券の評価差額は時価のない外貨建有価証券の為替換算差額（損益処理分を除く）を含んでおります。

Ⅲ　前連結会計年度

○その他有価証券評価差額金(平成16年３月31日現在)

連結貸借対照表に計上されている「その他有価証券評価差額金」の内訳は、次のとおりであります。

	金額(百万円)
評価差額	552,271
その他有価証券	552,149
その他の金銭の信託	121
(△)繰延税金負債	225,309
その他有価証券評価差額金(持分相当額調整前)	326,962
(△)少数株主持分相当額	3,207
(＋)持分法適用会社が所有するその他有価証券に係る評価差額金のうち親会社持分相当額	1,258
その他有価証券評価差額金	325,013

(注)１　その他有価証券の評価差額のうち、時価ヘッジの適用により損益に反映させた額は23,452百万円(収益)であります。

２　その他有価証券の評価差額は時価のない外貨建有価証券の為替換算差額(損益処理分を除く)を含んでおります。

(デリバティブ取引関係)

Ⅰ　当中間連結会計期間

(1) 金利関連取引(平成16年9月30日現在)

区分	種類	契約額等(百万円)	時価(百万円)	評価損益(百万円)
取引所	金利先物	108,923,645	△4,995	△4,995
	金利オプション	698,705	△57	△57
店頭	金利先渡契約	10,371,517	△1,315	△1,315
	金利スワップ	393,687,431	224,757	224,757
	金利スワップション	4,942,071	4,760	4,760
	キャップ	11,419,502	△3,700	△3,700
	フロアー	669,925	43	43
	その他	580,420	6,512	6,512
	合計	―	226,005	226,005

(注)　上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
また、一部の在外連結子会社において、現地の会計基準に従って処理している金利関連取引は、上記記載から除いております。なお、この未実現損益は△1,754百万円(損失)であります。

(2) 通貨関連取引(平成16年9月30日現在)

区分	種類	契約額等(百万円)	時価(百万円)	評価損益(百万円)
店頭	通貨スワップ	17,436,346	75,832	67,322
	通貨スワップション	2,010,789	16,647	16,647
	為替予約	45,668,088	9,614	9,614
	通貨オプション	5,150,486	△2,005	△2,005
	その他	2,852	29	29
	合計	―	100,118	91,608

(注)　上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引及び外貨建金銭債権債務等に付されたもので当該外貨建金銭債権債務等の中間連結貸借対照表表示に反映されているもの又は当該外貨建金銭債権債務等が連結手続上消去されたものについては、上記記載から除いております。
また、一部の在外連結子会社において、現地の会計基準に従って処理している通貨関連取引は、上記記載から除いております。なお、この未実現損益は△164百万円(損失)であります。

(3) 株式関連取引(平成16年９月30日現在)

区分	種類	契約額等(百万円)	時価(百万円)	評価損益(百万円)
取引所	株式指数先物	1,597	△50	△50
	株式指数オプション	110	1	1
店頭	有価証券店頭オプション	34,000	0	0
	有価証券店頭指数等スワップ	―	―	―
	その他	46,416	1,685	1,685
	合計	―	1,636	1,636

(注) 上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

(4) 債券関連取引(平成16年９月30日現在)

区分	種類	契約額等(百万円)	時価(百万円)	評価損益(百万円)
取引所	債券先物	1,148,958	6,188	6,188
	債券先物オプション	155,100	492	492
店頭	債券先渡契約	285,136	1,818	1,818
	債券店頭オプション	3,608,653	△8,542	△8,542
	合計	―	△42	△42

(注) 上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

(5) 商品関連取引(平成16年９月30日現在)

区分	種類	契約額等(百万円)	時価(百万円)	評価損益(百万円)
店頭	商品スワップ	218,243	7,201	7,201
	商品オプション	16,420	231	231
	合計	―	7,432	7,432

(注) 1 上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2 商品は燃料及び金属に係るものであります。

(6) クレジットデリバティブ取引(平成16年９月30日現在)

区分	種類	契約額等(百万円)	時価(百万円)	評価損益(百万円)
店頭	クレジット・デフォルト・オプション	111,843	840	840
	その他	1,708	23	23
	合計	―	864	864

(注) 上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

Ⅱ　前中間連結会計期間

(1) 金利関連取引(平成15年９月30日現在)

区分	種類	契約額等(百万円)	時価(百万円)	評価損益(百万円)
取引所	金利先物	213, 646, 304	7, 059	7, 059
	金利オプション	2, 815, 783	△314	△314
店頭	金利先渡契約	19, 588, 774	764	764
	金利スワップ	378, 671, 001	286, 193	286, 193
	金利スワップション	6, 857, 851	△30, 654	△30, 654
	キャップ	8, 861, 038	1, 313	1, 313
	フロアー	506, 180	△888	△888
	その他	249, 262	2, 642	2, 642
	合計	―	266, 116	266, 116

(注)　上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
また、一部の在外連結子会社において、現地の会計基準に従って処理している金利関連取引は、上記記載から除いております。なお、この未実現損益は78百万円(利益)であります。

(2) 通貨関連取引(平成15年９月30日現在)

区分	種類	契約額等(百万円)	時価(百万円)	評価損益(百万円)
店頭	通貨スワップ	16, 370, 428	65, 930	149, 520
	通貨スワップション	1, 563, 973	20, 038	20, 038
	為替予約	33, 529, 491	△125, 004	△125, 004
	通貨オプション	6, 553, 725	△7, 407	△7, 407
	その他	18, 119	46	46
	合計	―	△46, 397	37, 193

(注) 1　上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引及び外貨建金銭債権債務等に付されたもので当該外貨建金銭債権債務等の中間連結貸借対照表表示に反映されているもの又は当該外貨建金銭債権債務等が連結手続上消去されたものについては、上記記載から除いております。
また、一部の在外連結子会社において、現地の会計基準に従って処理している通貨関連取引は、上記記載から除いております。なお、この未実現損益は△178百万円(損失)であります。
2　従来、引直し対象の為替予約、通貨オプション等は、前中間連結会計期間から上記に含めて記載しております。

(3) 株式関連取引(平成15年９月30日現在)

区分	種類	契約額等(百万円)	時価(百万円)	評価損益(百万円)
取引所	株式指数先物	30	0	0
	株式指数オプション	5	△1	△1
店頭	有価証券店頭オプション	―	―	―
	有価証券店頭指数等スワップ	―	―	―
	その他	10,481	0	0
	合計	―	△0	△0

(注) 上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

(4) 債券関連取引(平成15年９月30日現在)

区分	種類	契約額等(百万円)	時価(百万円)	評価損益(百万円)
取引所	債券先物	868,606	△848	△848
	債券先物オプション	65,081	△104	△104
店頭	債券店頭オプション	2,364,407	△6,965	△6,965
	合計	―	△7,919	△7,919

(注) 上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

(5) 商品関連取引(平成15年９月30日現在)

区分	種類	契約額等(百万円)	時価(百万円)	評価損益(百万円)
店頭	商品スワップ	134,986	2,680	2,680
	商品オプション	10,426	23	23
	合計	―	2,704	2,704

(注) 1　上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2　商品は燃料及び金属に係るものであります。

(6) クレジットデリバティブ取引(平成15年９月30日現在)

区分	種類	契約額等(百万円)	時価(百万円)	評価損益(百万円)
店頭	クレジット・デフォルト・オプション	63,884	1,096	1,096
	その他	79,260	176	176
	合計	―	1,272	1,272

(注) 上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

Ⅲ　前連結会計年度(自　平成15年４月１日　至　平成16年３月31日)

1　取引の状況に関する事項

(1) 取引の内容

当社グループで取扱っているデリバティブ取引には、先物外国為替取引、金利・通貨・株式・債券・商品に係る先物取引・先渡取引・スワップ取引・オプション取引等の各種デリバティブ取引及びクレジットデリバティブ取引・天候デリバティブ取引があります。

(2) 取引の利用目的、取組方針

当社グループでは、お客様のヘッジニーズ、運用・調達ニーズの多様化・高度化に対応した金融商品を競争力ある価格で提供すること、預貸金業務や有価証券保有等に付随して発生する市場リスクをコントロールすること、また、積極的な市場取引の推進を通じて収益力の向上を図ることを目的として、デリバティブ取引を行っております。

金利・通貨等の相場の短期的な変動により利益を得ることを目的とするトレーディング取引については、東京及びニューヨーク・ロンドン・シンガポール・香港などの海外拠点に設置されたトレーディング担当部署が、一定の極度の範囲内で積極的かつ機動的に取引を行っております。

株式会社三井住友銀行における預貸金等の銀行業務に付随して発生する市場リスクの調整については、同経営会議等で審議された方針に基づき、ALM担当部署がALMオペレーションとしてスワップ・金利先物取引等のデリバティブ取引を活用しております。これらALMオペレーションに係る取引のうち、ヘッジ目的の取引についてはヘッジ会計を適用しており、ヘッジ会計の方法としては繰延ヘッジ又は時価ヘッジを適用しております。

小口多数の金銭債権債務に対する金利リスクに係る包括ヘッジについては、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第24号)に定められた要件を満たす繰延ヘッジを適用しております。相場変動を相殺する包括ヘッジの場合には、ヘッジ対象となる預金・貸出金等とヘッジ手段である金利スワップ取引等を残存期間ごとにグルーピングのうえ有効性の評価をしております。また、キャッシュ・フローを固定する包括ヘッジの場合には、ヘッジ対象とヘッジ手段の金利変動要素の相関関係の検証により有効性の評価をしております。個別ヘッジについても当該個別ヘッジに係る有効性の評価をしております。また、その他有価証券のうちALM目的で保有する債券の相場変動を相殺する個別ヘッジについては時価ヘッジを適用しており、当該個別ヘッジに係る有効性の評価をしております。

異なる通貨での資金調達・運用に伴う外貨建金銭債権債務等の為替リスクに係る包括ヘッジについては、「銀行業における外貨建取引等の会計処理に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第25号)に定められた要件に従い、ヘッジ手段である通貨スワップ取引及び為替スワップ取引について、その外貨ポジションに見合う外貨建金銭債権債務等が存在することを確認の上、繰延ヘッジを適用しております。

連結子会社のトレーディング担当部署及びALM担当部署以外におけるデリバティブ取引は、業務に付随して発生する市場リスクのコントロールを目的としております。

(3) 取引に係るリスクの内容

デリバティブ取引に係る主要なリスクとしては、市場の相場変動により保有するポートフォリオの価値が変動し損失が発生する「市場リスク」、取引相手の財務状態の悪化により契約が履行されなくなり損失を被る「信用リスク」、市場の流動性の低下により適正な価格で希望する量の取引が困難となる「市場流動性リスク」等があります。

特にデリバティブ取引には、リスク内容が複雑な取引、僅かな当初資金で多額の損益が発生する可能性を有する取引が存在することから、高度なリスク管理が求められております。

(4) 取引に係るリスクの管理体制

当社では、グループ全体のリスク管理を経営の重要課題の一つとして位置付け、リスクを経営体力比適正なレベルにコントロールした上で収益力の強化を図るという、「健全性の維持」と「収益力の向上」の双方にバランスのとれた経営を目指しております。実効性のあるリスク管理の実現のため、「グループ全体のリスク管理の基本方針」については経営会議にて決定、取締役会の承認を得る体制としています。また、グループ各社は同基本方針に基づき、適切なリスク管理体制の整備を図っています。主要連結子会社においては各リスク管理担当部署を業務担当部署から独立させる等、業務への十分な牽制が働くよう配慮しているほか、独立した監査担当部署が、業務の運営及びリスク管理の状況について監査を実施する体制としています。なお、デリバティブ取引を含む市場業務については、業務部門と事務部門・管理部門の分離により、取引の締結・執行、リスク量並びに損益について厳正なチェック機能が働く体制としております。

市場リスクには金利リスク、為替リスク等の種類がありますが、当社では高度な統計的手法を用いたVaR(バリュー・アット・リスク)により、予想される最大損失額を把握して統合的に管理しております。当社ではVaRの計測にモンテカルロ・シミュレーション法を使用しております。

主要連結子会社の市場部門で保有する市場リスクの総量枠については、自己資本等の経営体力をもとに保守的に設定しています。また、政策投資株式に係る株価変動リスク等、主要連結子会社の市場部門以外が保有する市場リスクについてもVaRを計測し、適切なモニタリングが行われる体制としております。

信用リスクについては、時価ベースでの信用リスク額を定期的に算出し管理しています。相手方が、取引を頻繁に行う金融機関等である場合については、一括清算ネッティング契約等を締結する等、信用リスクを抑制する運営も行っております。

また、デリバティブ取引に係る市場流動性リスクの管理については、通貨・商品、取引期間等を特定した拠点別取引限度額を設定するとともに、金融先物取引等については、保有建玉を市場全体の未決済建玉残高の一定割合以内に限定しており、リスク管理担当部署で限度額遵守状況、市場動向等をモニタリングする体制としております。

なお、前連結会計年度のVaR及び信用リスク相当額は、それぞれ以下のとおりであります。

① VaR(保有期間1日、片側信頼区間99.0%)

	最大(億円)	最小(億円)	平均(億円)	期末日(億円)
トレーディング	35	9	17	20
バンキング	1,286	354	659	834

(注) 株式会社三井住友銀行及び同主要連結子会社に係る計数であります。トレーディングは個別リスクを除いております。

② 信用リスク相当額(与信相当額)

区分	前連結会計年度 (平成16年3月31日現在) (億円)
金利スワップ	35,343
通貨スワップ	11,787
先物外国為替	8,893
金利オプション(買)	935
通貨オプション(買)	1,720
その他の金融派生商品	576
一括清算ネッティング契約による信用リスク削減効果	△29,424
合計	29,831

(注) 1 上記計数は、ＢＩＳ自己資本比率規制に基づき算出されたデリバティブ取引に係る連結ベースの信用リスク相当額であります。

2 一部の取引についてネッティング(取引先ごとに、締結したすべてのオフバランス取引の時価評価額を相殺し、相殺後の金額を信用リスク相当額とするもの)を採用しております。

2　取引の時価等に関する事項

(1) 金利関連取引(平成16年３月31日現在)

区分	種類	契約額等(百万円)	契約額等のうち１年超のもの(百万円)	時価(百万円)	評価損益(百万円)
取引所	金利先物				
	売建	87,393,679	2,662,913	△111,937	△111,937
	買建	91,880,414	3,624,247	110,424	110,424
	金利オプション				
	売建	554,768	267,333	△218	△218
	買建	984,778	267,333	241	241
店頭	金利先渡契約				
	売建	3,576,364	430,000	952	952
	買建	13,028,083	1,640,000	△2,001	△2,001
	金利スワップ	385,010,824	290,122,316	235,969	235,969
	受取固定・支払変動	184,435,337	138,971,508	1,624,354	1,624,354
	受取変動・支払固定	178,700,873	135,278,747	△1,380,548	△1,380,548
	受取変動・支払変動	21,727,688	15,792,166	518	518
	金利スワップション				
	売建	2,224,743	968,959	△37,880	△37,880
	買建	2,589,152	1,173,273	41,346	41,346
	キャップ				
	売建	5,408,280	3,469,422	△6,543	△6,543
	買建	3,602,677	2,345,784	5,628	5,628
	フロアー				
	売建	224,688	190,319	△5,321	△5,321
	買建	302,366	240,371	5,040	5,040
	その他				
	売建	―	―	―	―
	買建	306,408	72,854	4,402	4,402
	合計	―	―	240,101	240,101

(注) 1　上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。

なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

また、一部の在外連結子会社において、現地の会計基準に従って処理している金利関連取引は、上記記載から除いております。なお、この未実現損益は13百万円(利益)であります。

2　時価の算定

取引所取引につきましては、東京金融先物取引所等における最終の価格によっております。店頭取引につきましては、割引現在価値やオプション価格計算モデル等により算定しております。

(2) 通貨関連取引(平成16年３月31日現在)

区分	種類	契約額等(百万円)	契約額等のうち１年超のもの(百万円)	時価(百万円)	評価損益(百万円)
店頭	通貨スワップ	16,317,980	10,396,658	82,675	131,136
	通貨スワップション				
	売建	646,230	623,671	△16,259	△16,259
	買建	1,135,123	1,112,563	40,495	40,495
	為替予約	33,748,772	1,368,595	△38,814	△38,814
	通貨オプション				
	売建	2,911,936	898,824	△90,113	△90,113
	買建	2,883,999	907,272	107,026	107,026
	その他				
	売建	7,957	882	51	51
	買建	―	―	―	―
	合計	―	―	85,060	133,521

(注) 1　上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引及び外貨建金銭債権債務等に付されたもので当該外貨建金銭債権債務等の連結貸借対照表表示に反映されているもの又は当該外貨建金銭債権債務等が連結手続上消去されたものについては、上記記載から除いております。
また、一部の在外連結子会社において、現地の会計基準に従って処理している通貨関連取引は、上記記載から除いております。なお、この未実現損益は△442百万円(損失)であります。

2　時価の算定
割引現在価値等により算定しております。

3　従来、引直し対象の為替予約、通貨オプション等は、前連結会計年度から上記に含めて記載しております。

(3) 株式関連取引(平成16年３月31日現在)

区分	種類	契約額等(百万円)	契約額等のうち１年超のもの(百万円)	時価(百万円)	評価損益(百万円)
取引所	株式指数先物				
	売建	—	—	—	—
	買建	3,349	—	63	63
	株式指数オプション				
	売建	—	—	—	—
	買建	—	—	—	—
店頭	有価証券店頭オプション				
	売建	—	—	—	—
	買建	—	—	—	—
	有価証券店頭指数等スワップ				
	株価指数変化率受取・短期変動金利支払	—	—	—	—
	短期変動金利受取・株価指数変化率支払	—	—	—	—
	その他				
	売建	4,791	—	△231	△231
	買建	7,336	3,005	311	311
	合計	—	—	143	143

(注) 1　上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

2　時価の算定
取引所取引につきましては、東京証券取引所等における最終の価格によっております。店頭取引につきましては、割引現在価値やオプション価格計算モデル等により算定しております。

(4) 債券関連取引(平成16年３月31日現在)

区分	種類	契約額等(百万円)	契約額等のうち１年超のもの(百万円)	時価(百万円)	評価損益(百万円)
取引所	債券先物				
	売建	1,485,848	―	5,213	5,213
	買建	3,473,003	―	△16,918	△16,918
	債券先物オプション				
	売建	333,500	―	△769	△769
	買建	5,000	―	66	66
店頭	債券先渡契約				
	売建	296,334	273,251	1,746	1,746
	買建	―	―	―	―
	債券店頭オプション				
	売建	2,821,954	14,114	△6,020	△6,020
	買建	2,420,812	2,972	18,216	18,216
	合計	―	―	1,533	1,533

(注) 1　上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

2　時価の算定
取引所取引につきましては、東京証券取引所等における最終の価格によっております。店頭取引につきましては、オプション価格計算モデル等により算定しております。

(5) 商品関連取引(平成16年３月31日現在)

区分	種類	契約額等(百万円)	契約額等のうち１年超のもの(百万円)	時価(百万円)	評価損益(百万円)
店頭	商品スワップ				
	固定価格受取・変動価格支払	86,127	84,270	△5,742	△5,742
	変動価格受取・固定価格支払	87,038	84,985	9,932	9,932
	商品オプション				
	売建	4,457	4,318	△1,645	△1,645
	買建	4,448	4,309	1,667	1,667
	合計	—	—	4,211	4,211

(注) 1 上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2 時価の算定
取引対象物の価格、契約期間等の構成要素に基づき算定しております。
3 商品は燃料及び金属に係るものであります。

(6) クレジットデリバティブ取引(平成16年３月31日現在)

区分	種類	契約額等(百万円)	契約額等のうち１年超のもの(百万円)	時価(百万円)	評価損益(百万円)
店頭	クレジット・デフォルト・オプション				
	売建	38,891	36,213	△826	△826
	買建	57,308	52,627	1,580	1,580
	その他				
	売建	1,504	—	△23	△23
	買建	1,389	—	27	27
	合計	—	—	757	757

(注) 1 上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2 時価の算定
取引対象物の価格、契約期間等の構成要素に基づき算定しております。
3 「売建」は信用リスクの引受取引、「買建」は信用リスクの引渡取引であります。

（セグメント情報）

【事業の種類別セグメント情報】

当中間連結会計期間（自　平成16年４月１日　至　平成16年９月30日）

	銀行業（百万円）	リース業（百万円）	その他事業（百万円）	計（百万円）	消去又は全社（百万円）	連結（百万円）
経常収益						
(1) 外部顧客に対する経常収益	1,226,811	344,806	206,554	1,778,173	―	1,778,173
(2) セグメント間の内部経常収益	15,719	10,000	95,613	121,334	(121,334)	―
計	1,242,531	354,807	302,168	1,899,507	(121,334)	1,778,173
経常費用	1,210,191	333,222	232,405	1,775,819	(111,747)	1,664,072
経常利益	32,340	21,584	69,763	123,688	(9,587)	114,100

（注）１　事業区分は内部管理上採用している区分によっております。また、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。

２　各事業の主な内容

(1) 銀行業…………銀行業

(2) リース業………リース業

(3) その他事業……証券、クレジットカード、投融資、融資、ベンチャーキャピタル、システム開発・情報処理業

前中間連結会計期間（自　平成15年４月１日　至　平成15年９月30日）

	銀行業（百万円）	リース業（百万円）	その他事業（百万円）	計（百万円）	消去又は全社（百万円）	連結（百万円）
経常収益						
(1) 外部顧客に対する経常収益	1,276,476	317,650	166,708	1,760,835	―	1,760,835
(2) セグメント間の内部経常収益	14,913	9,527	90,622	115,063	(115,063)	―
計	1,291,389	327,177	257,331	1,875,898	(115,063)	1,760,835
経常費用	1,168,804	313,395	220,912	1,703,112	(107,786)	1,595,326
経常利益	122,584	13,782	36,418	172,785	(7,277)	165,508

（注）１　事業区分は内部管理上採用している区分によっております。また、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。

２　各事業の主な内容

(1) 銀行業…………銀行業

(2) リース業………リース業

(3) その他事業……証券、クレジットカード、投融資、融資、ベンチャーキャピタル、システム開発・情報処理業

前連結会計年度(自　平成15年４月１日　至　平成16年３月31日)

	銀行業 (百万円)	リース業 (百万円)	その他事業 (百万円)	計 (百万円)	消去又は 全社 (百万円)	連結 (百万円)
経常収益						
(1) 外部顧客に対する経常収益	2,492,168	674,243	386,098	3,552,510	―	3,552,510
(2) セグメント間の内部経常収益	26,911	18,466	182,955	228,333	(228,333)	―
計	2,519,079	692,709	569,054	3,780,844	(228,333)	3,552,510
経常費用	2,295,451	658,092	472,737	3,426,281	(216,616)	3,209,665
経常利益	223,627	34,616	96,317	354,562	(11,717)	342,844

(注) 1　事業区分は内部管理上採用している区分によっております。また、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。

2　各事業の主な内容

(1) 銀行業…………銀行業

(2) リース業………リース業

(3) その他事業……証券、クレジットカード、投融資、融資、ベンチャーキャピタル、システム開発・情報処理業

【所在地別セグメント情報】

当中間連結会計期間(自　平成16年４月１日　至　平成16年９月30日)

	日本(百万円)	米州(百万円)	欧州(百万円)	アジア・オセアニア(百万円)	計(百万円)	消去又は全社(百万円)	連結(百万円)
経常収益							
(1) 外部顧客に対する経常収益	1,654,502	56,534	31,188	35,947	1,778,173	―	1,778,173
(2) セグメント間の内部経常収益	21,527	24,310	2,143	12,142	60,123	(60,123)	―
計	1,676,029	80,844	33,331	48,090	1,838,296	(60,123)	1,778,173
経常費用	1,609,260	48,580	28,499	31,670	1,718,011	(53,939)	1,664,072
経常利益	66,768	32,264	4,832	16,419	120,284	(6,184)	114,100

(注) 1　当社及び連結子会社について、地理的近接度、経済活動の類似性、事業活動の相互関連性等を考慮して国内と国又は地域ごとに区分の上、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。

2　「米州」にはアメリカ合衆国、ブラジル連邦共和国、カナダ等が、「欧州」には英国、ドイツ連邦共和国、フランス共和国等が、「アジア・オセアニア」には香港、シンガポール共和国、オーストラリア等が属しております。

前中間連結会計期間(自　平成15年４月１日　至　平成15年９月30日)

	日本(百万円)	米州(百万円)	欧州(百万円)	アジア・オセアニア(百万円)	計(百万円)	消去又は全社(百万円)	連結(百万円)
経常収益							
(1) 外部顧客に対する経常収益	1,606,056	71,757	43,371	39,649	1,760,835	―	1,760,835
(2) セグメント間の内部経常収益	21,629	19,230	2,464	6,062	49,386	(49,386)	―
計	1,627,685	90,988	45,836	45,712	1,810,221	(49,386)	1,760,835
経常費用	1,521,296	56,531	37,252	25,388	1,640,469	(45,143)	1,595,326
経常利益	106,388	34,456	8,583	20,323	169,752	(4,243)	165,508

(注) 1　当社及び連結子会社について、地理的近接度、経済活動の類似性、事業活動の相互関連性等を考慮して国内と国又は地域ごとに区分の上、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。

2　「米州」にはアメリカ合衆国、ブラジル連邦共和国、カナダ等が、「欧州」には英国、ドイツ連邦共和国、フランス共和国等が、「アジア・オセアニア」には香港、シンガポール共和国、オーストラリア等が属しております。

前連結会計年度(自　平成15年４月１日　至　平成16年３月31日)

	日本 (百万円)	米州 (百万円)	欧州 (百万円)	アジア・ オセアニア (百万円)	計 (百万円)	消去 又は全社 (百万円)	連結 (百万円)
経常収益							
(1) 外部顧客に対する経常収益	3,250,452	135,908	75,566	90,582	3,552,510	―	3,552,510
(2) セグメント間の内部経常収益	50,138	39,129	6,113	11,360	106,742	(106,742)	―
計	3,300,591	175,038	81,680	101,942	3,659,252	(106,742)	3,552,510
経常費用	3,067,985	109,837	65,586	59,397	3,302,806	(93,140)	3,209,665
経常利益	232,606	65,201	16,093	42,545	356,446	(13,601)	342,844

(注) 1　当社及び連結子会社について、地理的近接度、経済活動の類似性、事業活動の相互関連性等を考慮して国内と国又は地域ごとに区分の上、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。

2　「米州」にはアメリカ合衆国、ブラジル連邦共和国、カナダ等が、「欧州」には英国、ドイツ連邦共和国、フランス共和国等が、「アジア・オセアニア」には香港、シンガポール共和国、オーストラリア等が属しております。

【海外経常収益】

当中間連結会計期間(自　平成16年４月１日　至　平成16年９月30日)

	金額(百万円)
Ⅰ　海外経常収益	123,670
Ⅱ　連結経常収益	1,778,173
Ⅲ　海外経常収益の連結経常収益に占める割合(%)	7.0

(注) 1　一般企業の海外売上高に代えて、海外経常収益を記載しております。
2　海外経常収益は、国内銀行連結子会社の海外店取引、並びに海外連結子会社の取引に係る経常収益(ただし、連結会社間の内部経常収益を除く。)で、こうした膨大な取引を相手先別に区分していないため、国又は地域毎のセグメント情報は記載しておりません。

前中間連結会計期間(自　平成15年４月１日　至　平成15年９月30日)

	金額(百万円)
Ⅰ　海外経常収益	154,778
Ⅱ　連結経常収益	1,760,835
Ⅲ　海外経常収益の連結経常収益に占める割合(%)	8.8

(注) 1　一般企業の海外売上高に代えて、海外経常収益を記載しております。
2　海外経常収益は、国内銀行連結子会社の海外店取引、並びに海外連結子会社の取引に係る経常収益(ただし、連結会社間の内部経常収益を除く。)で、こうした膨大な取引を相手先別に区分していないため、国又は地域毎のセグメント情報は記載しておりません。

前連結会計年度(自　平成15年４月１日　至　平成16年３月31日)

	金額(百万円)
Ⅰ　海外経常収益	302,057
Ⅱ　連結経常収益	3,552,510
Ⅲ　海外経常収益の連結経常収益に占める割合(%)	8.5

(注) 1　一般企業の海外売上高に代えて、海外経常収益を記載しております。
2　海外経常収益は、国内銀行連結子会社の海外店取引、並びに海外連結子会社の取引に係る経常収益(ただし、連結会社間の内部経常収益を除く。)で、こうした膨大な取引を相手先別に区分していないため、国又は地域毎のセグメント情報は記載しておりません。

（１株当たり情報）

		前中間連結会計期間 （自　平成15年４月１日 至　平成15年９月30日）	当中間連結会計期間 （自　平成16年４月１日 至　平成16年９月30日）	前連結会計年度 （自　平成15年４月１日 至　平成16年３月31日）
１株当たり純資産額	円	165,291.87	230,491.11	215,454.83
１株当たり中間(当期)純利益	円	24,993.09	9,119.40	52,314.75
潜在株式調整後１株当たり中間(当期)純利益	円	15,608.81	5,245.69	35,865.20

（注）　１株当たり中間(当期)純利益及び潜在株式調整後１株当たり中間(当期)純利益の算定上の基礎は、次のとおりであります。

		前中間連結会計期間 (自平成15年４月１日 至平成15年９月30日)	当中間連結会計期間 (自平成16年４月１日 至平成16年９月30日)	前連結会計年度 (自平成15年４月１日 至平成16年３月31日)
１株当たり中間(当期)純利益				
中間(当期)純利益	百万円	143,492	53,372	330,414
普通株主に帰属しない金額	百万円	―	―	29,039
(うち優先配当額)	百万円	―	―	29,039
普通株式に係る中間(当期)純利益	百万円	143,492	53,372	301,375
普通株式の(中間)期中平均株式数	千株	5,741	5,852	5,760
潜在株式調整後１株当たり中間(当期)純利益				
中間(当期)純利益調整額	百万円	△3	△7	29,026
(うち優先配当額)	百万円	―	―	29,039
(うち連結子会社発行の新株予約権)	百万円	△3	△7	△12
普通株式増加数	千株	3,451	4,320	3,451
(うち優先株式)	千株	3,451	4,320	3,451
(うち新株予約権)	千株	―	0	―
希薄化効果を有しないため、潜在株式調整後１株当たり中間(当期)純利益の算定に含めなかった潜在株式の概要		新株予約権 (新株予約権の数 1,620個)	―	新株予約権 (新株予約権の数 1,620個)

（重要な後発事象）

前中間連結会計期間 （自　平成15年４月１日 至　平成15年９月30日）	当中間連結会計期間 （自　平成16年４月１日 至　平成16年９月30日）	前連結会計年度 （自　平成15年４月１日 至　平成16年３月31日）
──────	当社は、平成16年９月30日開催の取締役会における決議に基づき、平成16年11月２日に次のとおり自己株式の取得を実施しております。 (1) 取得した株式の種類 当社普通株式 (2) 取得した株式の総数 400,805株 (3) 取得価格(総額) 668,000円 (総額267,737,740,000円) (4) 取得方法 東京証券取引所のToSTNeT-２ (終値取引)による買付け なお、株式会社整理回収機構が当社普通株式401,705.31株(同機構が保有していた当社発行の第一種優先株式のうち32,000株(転換総額96,000百万円)及び第三種優先株式のうち105,000株(転換総額105,000百万円)を平成16年９月30日に転換したもの)を、平成16年11月２日に268,339,153,590円にて売却したことが、預金保険機構から公表されております。	──────

(2) 【その他】

該当ありません。

2 【中間財務諸表等】

(1) 【中間財務諸表】

① 【中間貸借対照表】

		前中間会計期間 (平成15年９月30日現在)			当中間会計期間 (平成16年９月30日現在)			前事業年度 要約貸借対照表 (平成16年３月31日現在)		
区分	注記番号	金額(百万円)		構成比(%)	金額(百万円)		構成比(%)	金額(百万円)		構成比(%)
(資産の部)										
流動資産										
現金及び預金		61,841			27,259			98,159		
１年以内回収予定関係会社長期貸付金	※２	―			40,000			―		
その他		3,613			40,931			12,789		
流動資産合計			65,455	2.0		108,191	3.1		110,948	3.3
固定資産										
有形固定資産	※１	0			3			0		
無形固定資産		34			48			47		
投資その他の資産		3,291,175			3,449,803			3,291,105		
関係会社株式		3,246,072			3,446,462			3,246,462		
関係会社長期貸付金	※２	40,000			―			40,000		
その他		5,102			3,340			4,642		
固定資産合計			3,291,210	98.0		3,449,854	96.9		3,291,153	96.7
繰延資産			1,056	0.0		754	0.0		905	0.0
資産合計			3,357,722	100.0		3,558,800	100.0		3,403,007	100.0

区分	注記番号	前中間会計期間 (平成15年9月30日現在) 金額(百万円)		構成比(%)	当中間会計期間 (平成16年9月30日現在) 金額(百万円)		構成比(%)	前事業年度 要約貸借対照表 (平成16年3月31日現在) 金額(百万円)		構成比(%)
(負債の部)										
流動負債										
短期借入金		230,000			230,000			230,000		
賞与引当金		76			54			84		
その他		151			706			201		
流動負債合計			230,228	6.9		230,761	6.5		230,286	6.8
負債合計			230,228	6.9		230,761	6.5		230,286	6.8
(資本の部)										
資本金			1,247,650	37.1		1,247,650	35.0		1,247,650	36.7
資本剰余金										
資本準備金		1,247,762			1,247,762			1,247,762		
その他資本剰余金		499,501			499,524			499,510		
資本剰余金合計			1,747,263	52.0		1,747,286	49.1		1,747,273	51.3
利益剰余金										
任意積立金		30,420			30,420			30,420		
中間(当期)未処分利益		102,624			304,073			148,300		
利益剰余金合計			133,044	4.0		334,493	9.4		178,720	5.2
自己株式			△463	△0.0		△1,390	△0.0		△921	△0.0
資本合計			3,127,494	93.1		3,328,039	93.5		3,172,721	93.2
負債資本合計			3,357,722	100.0		3,558,800	100.0		3,403,007	100.0

② 【中間損益計算書】

		前中間会計期間 (自 平成15年４月１日 至 平成15年９月30日)			当中間会計期間 (自 平成16年４月１日 至 平成16年９月30日)			前事業年度 要約損益計算書 (自 平成15年４月１日 至 平成16年３月31日)		
区分	注記番号	金額(百万円)		百分比(%)	金額(百万円)		百分比(%)	金額(百万円)		百分比(%)
営業収益										
関係会社受取配当金		3,020			201,285			47,332		
関係会社受入手数料		3,707			3,558			7,341		
関係会社貸付金利息		419	7,146	100.0	420	205,265	100.0	841	55,515	100.0
営業費用										
販売費及び一般管理費	※２	1,508	1,508	21.1	1,312	1,312	0.6	3,044	3,044	5.5
営業利益			5,637	78.9		203,953	99.4		52,470	94.5
営業外収益			109	1.5		113	0.1		121	0.2
営業外費用	※１		712	9.9		947	0.5		1,403	2.5
経常利益			5,035	70.5		203,119	99.0		51,188	92.2
税引前中間(当期)純利益			5,035	70.5		203,119	99.0		51,188	92.2
法人税、住民税及び事業税		1			1			3		
還付法人税等		—			329			—		
法人税等調整額		204	205	2.9	1,252	924	0.5	679	683	1.2
中間(当期)純利益			4,829	67.6		202,194	98.5		50,505	91.0
前期繰越利益			97,298			101,878			97,298	
利益準備金取崩額			496			—			496	
中間(当期)未処分利益			102,624			304,073			148,300	

中間財務諸表作成のための基本となる重要な事項

	前中間会計期間 (自 平成15年4月1日 至 平成15年9月30日)	当中間会計期間 (自 平成16年4月1日 至 平成16年9月30日)	前事業年度 (自 平成15年4月1日 至 平成16年3月31日)
1 有価証券の評価基準及び評価方法	(1) 子会社株式及び関連会社株式 移動平均法による原価法により行っております。 (2) その他有価証券 時価のないものについては、移動平均法による原価法により行っております。	(1) 子会社株式及び関連会社株式 同左 (2) その他有価証券 同左	(1) 子会社株式及び関連会社株式 同左 (2) その他有価証券 同左
2 固定資産の減価償却の方法	(1) 有形固定資産 建物については、定額法を採用しております。 (2) 無形固定資産 自社利用のソフトウェアについては、社内における利用可能期間(5年)に基づく定額法により償却しております。	(1) 有形固定資産 定率法(ただし、建物については定額法)を採用しております。 (2) 無形固定資産 同左	(1) 有形固定資産 建物については、定額法を採用しております。 (2) 無形固定資産 同左
3 引当金の計上基準	賞与引当金は、従業員への賞与の支払いに備えるため、従業員に対する賞与の支給見込額のうち、当中間会計期間に帰属する額を計上しております。	同左	賞与引当金は、従業員への賞与の支払いに備えるため、従業員に対する賞与の支給見込額のうち、当期に帰属する額を計上しております。
4 リース取引の処理方法	リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に準じた会計処理によっております。	同左	同左
5 消費税等の会計処理	消費税及び地方消費税の会計処理は、税抜方式によっております。	同左	同左

追加情報

前中間会計期間 （自　平成15年４月１日 至　平成15年９月30日）	当中間会計期間 （自　平成16年４月１日 至　平成16年９月30日）	前事業年度 （自　平成15年４月１日 至　平成16年３月31日）
――――――	外形標準課税 「地方税法等の一部を改正する法律」（平成15年法律第９号）が平成15年３月31日に公布され、平成16年４月１日以後開始する事業年度より法人事業税に係る課税標準の一部が「付加価値額」及び「資本等の金額」に変更されることになりました。これに伴い、「法人事業税における外形標準課税部分の損益計算書上の表示についての実務上の取扱い」（企業会計基準委員会実務対応報告第12号）に基づき、「付加価値額」及び「資本等の金額」に基づき算定された法人事業税について、当中間会計期間から中間損益計算書中の「販売費及び一般管理費」に含めて表示しております。	――――――

注記事項

（中間貸借対照表関係）

前中間会計期間 (平成15年９月30日現在)	当中間会計期間 (平成16年９月30日現在)	前事業年度 (平成16年３月31日現在)
※１　有形固定資産の減価償却累計額　0百万円 ※２　劣後特約付貸付金 関係会社長期貸付金は、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付貸付金であります。	※１　有形固定資産の減価償却累計額　0百万円 ※２　劣後特約付貸付金 １年以内回収予定関係会社長期貸付金は、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付貸付金であります。 ３　偶発債務 株式会社三井住友銀行デュッセルドルフ支店の対顧預金払い戻しに関し、ドイツ銀行協会預金保険基金に対して55,234百万円の保証を行っております。	※１　有形固定資産の減価償却累計額　0百万円 ※２　劣後特約付貸付金 関係会社長期貸付金は、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付貸付金であります。 ３　偶発債務 株式会社三井住友銀行デュッセルドルフ支店の対顧預金払い戻しに関し、ドイツ銀行協会預金保険基金に対して46,114百万円の保証を行っております。

（中間損益計算書関係）

前中間会計期間 (自　平成15年４月１日 至　平成15年９月30日)	当中間会計期間 (自　平成16年４月１日 至　平成16年９月30日)	前事業年度 (自　平成15年４月１日 至　平成16年３月31日)
※１　営業外費用のうち主要なもの 支払利息　436百万円 創立費償却　150百万円 ※２　減価償却実施額 有形固定資産　0百万円 無形固定資産　3百万円	※１　営業外費用のうち主要なもの 支払利息　438百万円 創立費償却　150百万円 ※２　減価償却実施額 有形固定資産　0百万円 無形固定資産　6百万円	※１　営業外費用のうち主要なもの 支払利息　874百万円 創立費償却　301百万円 ※２　減価償却実施額 有形固定資産　0百万円 無形固定資産　9百万円

(リース取引関係)

当中間会計期間(自　平成16年４月１日　至　平成16年９月30日)

記載対象の取引はありません。

前中間会計期間(自　平成15年４月１日　至　平成15年９月30日)

記載対象の取引はありません。

前事業年度(自　平成15年４月１日　至　平成16年３月31日)

記載対象の取引はありません。

(有価証券関係)

当中間会計期間(平成16年９月30日現在)

子会社株式及び関連会社株式で時価のあるものはありません。

前中間会計期間(平成15年９月30日現在)

子会社株式及び関連会社株式で時価のあるものはありません。

前事業年度(平成16年３月31日現在)

子会社株式及び関連会社株式で時価のあるものはありません。

(重要な後発事象)

前中間会計期間 (自　平成15年４月１日 至　平成15年９月30日)	当中間会計期間 (自　平成16年４月１日 至　平成16年９月30日)	前事業年度 (自　平成15年４月１日 至　平成16年３月31日)
――――	当社は、平成16年９月30日開催の取締役会における決議に基づき、平成16年11月２日に次のとおり自己株式の取得を実施しております。 (1) 取得した株式の種類 当社普通株式 (2) 取得した株式の総数 400,805株 (3) 取得価格(総額) 668,000円 (総額267,737,740,000円) (4) 取得方法 東京証券取引所のToSTNeT－２ (終値取引)による買付け なお、株式会社整理回収機構が当社普通株式401,705.31株(同機構が保有していた当社発行の第一種優先株式のうち32,000株(転換総額96,000百万円)及び第三種優先株式のうち105,000株(転換総額105,000百万円)を平成16年９月30日に転換したもの)を、平成16年11月２日に268,339,153,590円にて売却したことが、預金保険機構から公表されております。	――――

(2) 【その他】

中間配当(商法第293条ノ５の規定による金銭の分配)

平成16年11月22日開催の取締役会において、第３期の中間配当を行わないこととする旨決議しました。

第６　【提出会社の参考情報】

当中間会計期間の開始日から半期報告書提出日までの間に、次の書類を提出しております。

(1)	半期報告書の 訂正報告書			平成16年５月24日 関東財務局長に提出。

平成15年12月18日提出の半期報告書に係る訂正報告書であります。

(2)	有価証券報告書 及びその添付書類	事業年度 （第２期）	自　平成15年４月１日 至　平成16年３月31日	平成16年６月30日 関東財務局長に提出。
(3)	自己株券買付 状況報告書			平成16年10月14日 平成16年11月15日 及び平成16年12月８日 関東財務局長に提出。

第二部　【提出会社の保証会社等の情報】

該当事項はありません。

独立監査人の中間監査報告書

平成15年12月16日

株式会社三井住友フィナンシャルグループ
　取締役会　御中

朝日監査法人

代表社員	公認会計士	岩	本		繁	㊞
代表社員 関与社員	公認会計士	沼	野	廣	志	㊞
代表社員 関与社員	公認会計士	髙	波	博	之	㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社三井住友フィナンシャルグループの平成15年４月１日から平成16年３月31日までの連結会計年度の中間連結会計期間(平成15年４月１日から平成15年９月30日まで)に係る中間連結財務諸表、すなわち、中間連結貸借対照表、中間連結損益計算書、中間連結剰余金計算書及び中間連結キャッシュ・フロー計算書について中間監査を行った。この中間連結財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から中間連結財務諸表に対する意見を表明することにある。

当監査法人は、我が国における中間監査の基準に準拠して中間監査を行った。中間監査の基準は、当監査法人に中間連結財務諸表には全体として中間連結財務諸表の有用な情報の表示に関して投資者の判断を損なうような重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。中間監査は分析的手続等を中心とした監査手続に必要に応じて追加の監査手続を適用して行われている。当監査法人は、中間監査の結果として中間連結財務諸表に対する意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の中間連結財務諸表が、我が国において一般に公正妥当と認められる中間連結財務諸表の作成基準に準拠して、株式会社三井住友フィナンシャルグループ及び連結子会社の平成15年９月30日現在の財政状態並びに同日をもって終了する中間連結会計期間(平成15年４月１日から平成15年９月30日まで)の経営成績及びキャッシュ・フローの状況に関する有用な情報を表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、中間監査報告書の原本に記載された事項を電子化したものであり、その原本は当社が別途保管しております。



独立監査人の中間監査報告書

平成16年12月13日

株式会社三井住友フィナンシャルグループ
　取締役会　御中

あずさ監査法人

指定社員 業務執行社員	公認会計士	佐　藤　正　典	㊞
指定社員 業務執行社員	公認会計士	沼　野　廣　志	㊞
指定社員 業務執行社員	公認会計士	高　波　博　之	㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社三井住友フィナンシャルグループの平成16年４月１日から平成17年３月31日までの連結会計年度の中間連結会計期間(平成16年４月１日から平成16年９月30日まで)に係る中間連結財務諸表、すなわち、中間連結貸借対照表、中間連結損益計算書、中間連結剰余金計算書及び中間連結キャッシュ・フロー計算書について中間監査を行った。この中間連結財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から中間連結財務諸表に対する意見を表明することにある。

当監査法人は、我が国における中間監査の基準に準拠して中間監査を行った。中間監査の基準は、当監査法人に中間連結財務諸表には全体として中間連結財務諸表の有用な情報の表示に関して投資者の判断を損なうような重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。中間監査は分析的手続等を中心とした監査手続に必要に応じて追加の監査手続を適用して行われている。当監査法人は、中間監査の結果として中間連結財務諸表に対する意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の中間連結財務諸表が、我が国において一般に公正妥当と認められる中間連結財務諸表の作成基準に準拠して、株式会社三井住友フィナンシャルグループ及び連結子会社の平成16年９月30日現在の財政状態並びに同日をもって終了する中間連結会計期間(平成16年４月１日から平成16年９月30日まで)の経営成績及びキャッシュ・フローの状況に関する有用な情報を表示しているものと認める。

追記情報

重要な後発事象に記載されているとおり、会社は平成16年９月30日開催の取締役会における決議に基づき、平成16年11月２日に自己株式の取得を実施した。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、中間監査報告書の原本に記載された事項を電子化したものであり、その原本は当社が別途保管しております。



独立監査人の中間監査報告書

平成15年12月16日

株式会社三井住友フィナンシャルグループ

取締役会　御中

朝日監査法人

代表社員　公認会計士　岩　本　　繁　㊞

代表社員
関与社員　公認会計士　沼　野　廣　志　㊞

代表社員
関与社員　公認会計士　髙　波　博　之　㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社三井住友フィナンシャルグループの平成15年４月１日から平成16年３月31日までの第２期事業年度の中間会計期間(平成15年４月１日から平成15年９月30日まで)に係る中間財務諸表、すなわち、中間貸借対照表及び中間損益計算書について中間監査を行った。この中間財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から中間財務諸表に対する意見を表明することにある。

当監査法人は、我が国における中間監査の基準に準拠して中間監査を行った。中間監査の基準は、当監査法人に中間財務諸表には全体として中間財務諸表の有用な情報の表示に関して投資者の判断を損なうような重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。中間監査は分析的手続等を中心とした監査手続に必要に応じて追加の監査手続を適用して行われている。当監査法人は、中間監査の結果として中間財務諸表に対する意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の中間財務諸表が、我が国において一般に公正妥当と認められる中間財務諸表の作成基準に準拠して、株式会社三井住友フィナンシャルグループの平成15年９月30日現在の財政状態及び同日をもって終了する中間会計期間(平成15年４月１日から平成15年９月30日まで)の経営成績に関する有用な情報を表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、中間監査報告書の原本に記載された事項を電子化したものであり、その原本は当社が別途保管しております。



独立監査人の中間監査報告書

平成16年12月13日

株式会社三井住友フィナンシャルグループ
　取締役会　御中

あずさ監査法人

指定社員 業務執行社員	公認会計士	佐　藤　正　典	㊞
指定社員 業務執行社員	公認会計士	沼　野　廣　志	㊞
指定社員 業務執行社員	公認会計士	髙　波　博　之	㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社三井住友フィナンシャルグループの平成16年４月１日から平成17年３月31日までの第３期事業年度の中間会計期間(平成16年４月１日から平成16年９月30日まで)に係る中間財務諸表、すなわち、中間貸借対照表及び中間損益計算書について中間監査を行った。この中間財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から中間財務諸表に対する意見を表明することにある。

当監査法人は、我が国における中間監査の基準に準拠して中間監査を行った。中間監査の基準は、当監査法人に中間財務諸表には全体として中間財務諸表の有用な情報の表示に関して投資者の判断を損なうような重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。中間監査は分析的手続等を中心とした監査手続に必要に応じて追加の監査手続を適用して行われている。当監査法人は、中間監査の結果として中間財務諸表に対する意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の中間財務諸表が、我が国において一般に公正妥当と認められる中間財務諸表の作成基準に準拠して、株式会社三井住友フィナンシャルグループの平成16年９月30日現在の財政状態及び同日をもって終了する中間会計期間(平成16年４月１日から平成16年９月30日まで)の経営成績に関する有用な情報を表示しているものと認める。

追記情報

重要な後発事象に記載されているとおり、会社は平成16年９月30日開催の取締役会における決議に基づき、平成16年11月２日に自己株式の取得を実施した。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、中間監査報告書の原本に記載された事項を電子化したものであり、その原本は当社が別途保管しております。



半　期　報　告　書

（第２期中）　自　平成16年４月１日
至　平成16年９月30日

株式会社　三井住友銀行

(501097)



第２期中（自平成16年４月１日　至平成16年９月30日）

半　期　報　告　書

1　本書は半期報告書を証券取引法第27条の30の２に規定する開示用電子情報処理組織(EDINET)を使用して、平成16年12月14日に提出したデータに目次及び頁を付して出力・印刷したものであります。

2　本書には、上記の方法により提出した半期報告書に添付された中間監査報告書を末尾に綴じ込んでおります。

株式会社 三井住友銀行

目　　次

頁

第２期中　半期報告書

【表紙】 …… 1

第一部　【企業情報】 …… 2

第１　【企業の概況】 …… 3

1　【主要な経営指標等の推移】 …… 3

2　【事業の内容】 …… 7

3　【関係会社の状況】 …… 7

4　【従業員の状況】 …… 7

第２　【事業の状況】 …… 8

1　【業績等の概要】 …… 8

2　【生産、受注及び販売の状況】 …… 34

3　【対処すべき課題】 …… 35

4　【経営上の重要な契約等】 …… 36

5　【研究開発活動】 …… 36

第３　【設備の状況】 …… 37

1　【主要な設備の状況】 …… 37

2　【設備の新設、除却等の計画】 …… 37

第４　【提出会社の状況】 …… 38

1　【株式等の状況】 …… 38

2　【株価の推移】 …… 48

3　【役員の状況】 …… 48

第５　【経理の状況】 …… 49

1　【中間連結財務諸表等】 …… 50

2　【中間財務諸表等】 …… 110

第６　【提出会社の参考情報】 …… 130

第二部　【提出会社の保証会社等の情報】 …… 132

中間監査報告書

【表紙】

【提出書類】	半期報告書
【提出先】	関東財務局長
【提出日】	平成16年12月14日
【中間会計期間】	第２期中(自　平成16年４月１日　至　平成16年９月30日)
【会社名】	株式会社三井住友銀行
【英訳名】	Sumitomo Mitsui Banking Corporation
【代表者の役職氏名】	頭取　　西　川　善　文
【本店の所在の場所】	東京都千代田区有楽町一丁目１番２号
【電話番号】	(03)3501-1111(大代表)
【事務連絡者氏名】	財務企画部副部長　正　脇　久　昌
【最寄りの連絡場所】	同上
【電話番号】	同上
【事務連絡者氏名】	同上
【縦覧に供する場所】	証券取引法の規定による備置場所はありません。

第一部 【企業情報】

はじめに

株式会社わかしお銀行は、平成15年３月17日に株式会社わかしお銀行を存続会社として株式会社三井住友銀行と合併し、商号を株式会社三井住友銀行に変更いたしました。

このため、会社名については、合併後の株式会社三井住友銀行を当行、合併前の株式会社わかしお銀行を旧株式会社わかしお銀行、合併前の株式会社三井住友銀行を旧株式会社三井住友銀行、として表記しております。

また、当行の事業年度の回次は、平成15年４月１日から始まる事業年度を第１期としております。

第１　【企業の概況】

１　【主要な経営指標等の推移】

(1) 最近３中間連結会計期間及び最近２連結会計年度に係る主要な経営指標等の推移

平成14年度中間連結会計期間の旧株式会社三井住友銀行の計数には、旧株式会社わかしお銀行の計数が含まれております。

		平成14年度中間連結会計期間	平成15年度中間連結会計期間	平成16年度中間連結会計期間	平成14年度	平成15年度
		(自平成14年4月1日 至平成14年9月30日)	(自平成15年4月1日 至平成15年9月30日)	(自平成16年4月1日 至平成16年9月30日)	(自平成14年4月1日 至平成15年3月31日)	(自平成15年4月1日 至平成16年3月31日)
連結経常収益	百万円	1,762,535	1,367,101	1,352,597	3,549,937	2,717,005
うち連結信託報酬	百万円	―	84	729	7	334
連結経常利益(△は連結経常損失)	百万円	149,856	146,906	81,471	△467,509	282,159
連結中間純利益	百万円	55,145	132,388	31,379	―	―
連結当期純利益(△は連結当期純損失)	百万円	―	―	―	△429,387	301,664
連結純資産額	百万円	2,690,010	2,482,647	2,695,749	2,142,544	2,722,161
連結総資産額	百万円	104,396,997	98,449,957	98,632,829	102,394,637	99,843,258
１株当たり純資産額	円	243.56	21,558.27	28,901.73	15,353.34	25,928.02
１株当たり中間純利益	円	9.67	2,415.33	571.79	―	―
１株当たり当期純利益(△は１株当たり当期純損失)	円	―	―	―	△10,429.29	5,238.85
潜在株式調整後１株当たり中間純利益	円	7.01	2,335.62	544.38	―	―
潜在株式調整後１株当たり当期純利益	円	―	―	―	―	5,231.31
連結自己資本比率(国際統一基準)	%	10.37	11.21	11.03	10.38	10.89
営業活動によるキャッシュ・フロー	百万円	2,562,490	△1,956,067	△3,441,256	5,490,161	3,227,358
投資活動によるキャッシュ・フロー	百万円	△2,734,949	1,882,813	3,074,137	△4,622,236	△2,699,338
財務活動によるキャッシュ・フロー	百万円	△222,546	109,906	160,587	△92,561	103,479
現金及び現金同等物の中間期末残高	百万円	1,731,413	2,930,857	3,323,180	―	―
現金及び現金同等物の期末残高	百万円	―	―	―	2,895,968	3,525,056
従業員数[外、平均臨時従業員数]	人	43,748 [11,701]	35,547 [11,424]	34,284 [12,916]	35,523 [11,595]	33,895 [11,825]
信託財産額	百万円	―	267,013	560,087	166,976	429,388

(注) 1　平成14年度中間連結会計期間は、旧株式会社三井住友銀行の計数を記載しております。

2　当行及び国内連結子会社の消費税及び地方消費税の会計処理は、税抜方式によっております。

3　１株当たり情報の算定上の基礎は、「第５　経理の状況　1　中間連結財務諸表等　(1) 中間連結財務諸表(１株当たり情報)」に記載しております。

4　潜在株式調整後１株当たり当期純利益につきましては、平成14年度は当期純損失が計上されているため、記載しておりません。

5　連結自己資本比率は、銀行法第14条の２の規定に基づく大蔵省告示に定められた算式に基づき作成しております。なお、当行は国際統一基準を適用しております。

6　信託財産額は、「金融機関の信託業務の兼営等に関する法律」に基づく信託業務に係る信託財産額を記載しております。なお、該当する信託業務を営む会社は提出会社１社であります。

(2) 当行の最近３中間会計期間及び最近２事業年度に係る主要な経営指標等の推移

回次		第７期中	第１期中	第２期中	第７期	第１期
決算年月		平成14年９月	平成15年９月	平成16年９月	平成15年３月	平成16年３月
経常収益	百万円	―	1,177,035	1,140,066	146,251	2,322,363
うち信託報酬	百万円	―	84	729	5	334
経常利益	百万円	―	105,175	125,198	68,763	185,138
中間純利益	百万円	―	139,659	118,554	―	―
当期純利益	百万円	―	―	―	183,040	301,113
資本金	百万円	―	559,985	559,985	559,985	559,985
発行済株式総数	千株	―	普通株式 54,811 優先株式 967	普通株式 55,212 優先株式 830	普通株式 54,811 優先株式 967	普通株式 54,811 優先株式 967
純資産額	百万円	―	2,611,621	2,756,776	2,279,223	2,870,870
総資産額	百万円	―	92,779,975	92,742,940	97,891,161	94,109,074
預金残高	百万円	―	57,746,253	62,011,605	58,610,731	60,067,417
貸出金残高	百万円	―	55,153,522	50,723,607	57,282,365	50,810,144
有価証券残高	百万円	―	21,847,113	23,524,899	23,656,385	26,592,584
１株当たり中間配当額	円	―	普通株式 528 第一種優先株式 10,500 第二種優先株式 28,500 第三種優先株式 13,700	(上限額) 普通株式 683 第一種優先株式 10,500 第二種優先株式 28,500 第三種優先株式 13,700	―	―
１株当たり配当額	円	―	―	―	普通株式 ― 第一種優先株式 ― 第二種優先株式 ― 第三種優先株式 ―	普通株式 4,177 第一種優先株式 10,500 第二種優先株式 28,500 第三種優先株式 13,700
単体自己資本比率 (国際統一基準)	%	―	11.52	11.35	10.49	11.36
従業員数	人	―	18,792	17,658	19,797	17,546
信託財産額	百万円	―	267,013	560,087	166,976	429,388
信託勘定貸出金残高	百万円	―	19,100	5,490	35,080	10,000
信託勘定有価証券残高	百万円	―	3,001	27,788	―	4,645

(注) 1　消費税及び地方消費税の会計処理は、税抜方式によっております。
2　第７期中の経営指標等については、第１期中において最初に半期報告書を提出するため、記載しておりません。
3　第２期中の中間配当(配当基準日：平成16年12月31日)については、上限額を記載しております。なお、確定額は平成17年１月以降の取締役会にて決議の予定であります。
4　単体自己資本比率は、銀行法第14条の２の規定に基づく大蔵省告示に定められた算式に基づき作成しております。なお、当行は国際統一基準を適用しております。
5　信託財産額は、「金融機関の信託業務の兼営等に関する法律」に基づく信託業務に係る信託財産額を記載しております。

なお、旧株式会社三井住友銀行の主要な経営指標等の推移は次のとおりであります。

回次		第２期中
決算年月		平成14年９月
経常収益	百万円	1,240,900
経常利益	百万円	99,694
中間純利益	百万円	44,862
資本金	百万円	1,326,746
発行済株式総数	千株	普通株式 5,709,424 優先株式 967,000
純資産額	百万円	2,998,947
総資産額	百万円	98,900,873
預金残高	百万円	57,311,051
貸出金残高	百万円	58,902,641
有価証券残高	百万円	22,377,416
１株当たり中間配当額	円	普通株式 19.17 第１回第一種優先株式 10.50 第２回第一種優先株式 28.50 第五種優先株式 13.70
単体自己資本比率 (国際統一基準)	%	11.52
従業員数	人	21,940

(注) １　消費税及び地方消費税の会計処理は、税抜方式によっております。
２　単体自己資本比率は、銀行法第14条の２の規定に基づく大蔵省告示に定められた算式に基づき作成しております。なお、当行は国際統一基準を適用しております。

2 【事業の内容】

当中間連結会計期間において、当行グループ(当行及び当行の関係会社)が営む事業の内容については、重要な変更はありません。また、主要な関係会社の異動については、次のとおりであります。

(その他事業)

国内において消費者金融業務を行うプロミス株式会社を当行の持分法適用関連会社といたしました。

3 【関係会社の状況】

当中間連結会計期間において、新たに当行の関係会社となった会社のうち主要なものは次のとおりであります。

名称	住所	資本金又は出資金(百万円)	主要な事業の内容	議決権の所有割合(%)	当行との関係内容				
					役員の兼任等(人)	資金援助	営業上の取引	設備の賃貸借	業務提携
(連結子会社)									
SMBCファイナンスビジネス・プランニング株式会社	東京都千代田区	10	その他事業(経営管理業)	100	4	—	金銭貸借関係 預金取引関係	当行から建物の一部を賃借	—
SMBCローンビジネス・プランニング株式会社(注)2	東京都千代田区	100,010	その他事業(経営管理業)	100	4	—	預金取引関係	当行から建物の一部を賃借	—
(持分法適用関連会社)									
プロミス株式会社(注)3	東京都千代田区	80,737	その他事業(消費者金融業)	15.11	—	—	金銭貸借関係 預金取引関係	—	(注)4

(注) 1 「主要な事業の内容」欄には、事業の種類別セグメントの名称を記載しております。
2 上記関係会社のうち、特定子会社に該当する会社は、SMBCローンビジネス・プランニング株式会社であります。
3 上記関係会社のうち、有価証券報告書を提出している会社は、プロミス株式会社であります。
4 コンシューマー・ファイナンス事業分野における業務提携を行っております。

4 【従業員の状況】

(1) 連結会社における従業員数

(平成16年9月30日現在)

	銀行業	その他事業	合計
従業員数(人) [外、平均臨時従業員数]	22,490 [8,088]	11,794 [4,828]	34,284 [12,916]

(注) 従業員数は就業者数で記載しており、海外の現地採用者を含み、嘱託及び臨時従業員14,357人を含んでおりません。

(2) 当行の従業員数

(平成16年9月30日現在)

従業員数(人)	17,658

(注) 1 従業員数は就業者数で記載しており、海外の現地採用者を含み、嘱託及び臨時従業員294人を含んでおりません。
なお、取締役を兼務しない執行役員53人は従業員数に含めておりません。
2 当行の従業員組合には、三井住友銀行従業員組合及び三井住友銀行コミュニティバンキング本部従業員組合があり、組合員数はそれぞれ17,731人及び412人であります。労使間においては特記すべき事項はありません。

第２　【事業の状況】

１　【業績等の概要】

(1) 業績

①　経済金融環境

当中間連結会計期間の経済環境を顧みますと、海外では、米国経済に減速の兆しが見られたほか、中国で金融引締め効果が一部現れ始めたものの、米国、アジア、欧州ともに、全体として景気の拡大が持続しました。わが国経済におきましても、夏頃から一部に在庫調整の動きが見られたものの、輸出や設備投資の増加を中心に、景気の回復が続きました。

こうした中、日本銀行は、デフレ脱却に向けて金融緩和姿勢を維持し、短期市場金利は引続きほぼゼロ％で推移しました。一方、長期市場金利は新発10年物国債の流通利回りが８月初めには約1.9％まで上昇したものの、９月には景気の先行きに対する慎重な見方が拡がったことから、1.4％程度まで低下しました。株価も、急回復した３月末の水準に比べると小幅の下落となりました。

金融界におきましては、「金融再生プログラム」に基づいて、引続き企業再生の促進や不良債権問題の正常化に向けた取組みが進められる一方、来年４月のペイオフ全面解禁を控えて、本年６月に金融機能強化法が成立する等、金融システムの安定化に向けた制度整備等が図られました。また、同月、銀行等への証券仲介業の解禁を盛り込んだ改正証券取引法が成立するなど、新たなビジネス展開に向けた規制緩和も進んでおります。

②　経営戦略

当行は、「お客さまのニーズに対して、グループ総合力に基づく質の高いサービスを提供することによるビジネスボリュームの拡大」、「リスク・リターンの向上、収益性の高い分野への経営資源の傾斜配分等を通じた資本効率の向上」、「ローコストオペレーションの徹底によるコスト競争力の強化」の３点を基本方針としております。この方針に基づき、競争優位性を持つ戦略ビジネスの一段の強化、新たなビジネスモデルの確立と、チャネル・顧客基盤の拡充にグループベースで取り組み、収益力を強化することで、企業価値の持続的な向上を図ってまいります。

具体的には、競争優位にある中堅・中小企業向けリスクテイク貸出、個人向けコンサルティングビジネス、投資銀行ビジネスを一層強化するとともに、コンシューマー・ファイナンス、中国を中心としたアジア関連ビジネスにおいて新たなビジネスモデルの確立を目指してまいります。

なお、持続的成長に向け収益力の強化に取り組む一方で、財務体質の強化として、平成16年度は、「バランスシートのクリーンアップ」の総仕上げに取り組んでまいります。

当行は、平成15年度・16年度を不良債権の集中処理期間と位置付けており、平成16年度末の不良債権比率を平成14年３月末の8.9％から半減することを目標に取り組んでおります。平成16年９月末の不良債権比率は4.4％となり、この目標を半年前倒しで達成いたしましたが、下期におきましても引続き不良債権比率の低減を図ってまいります。同時に、保有株式につきましても、株価変動リスクの一層の削減に向け、引続き圧縮を行ってまいります。

③　営業の成果

当中間連結会計期間における業績は以下のとおりとなりました。

業容面では、預金は前連結会計年度末対比２兆2,546億円増加して67兆6,487億円となり、譲渡性預金は、同5,111億円減少して３兆763億円となりました。

一方、貸出金は、同701億円増加し、55兆4,991億円となりました。

総資産は、同１兆2,104億円減少し、98兆6,328億円となりました。

損益につきましては、当中間連結会計期間は、引き続き業務改革等を通じて収益力の強化を図るとともに、経営全般の合理化推進により経費削減に努めました。

経常収益は、その他業務収益、その他経常収益及び役務取引等収益が増加する一方、資金運用収益及び特定取引収益が減少し、前中間連結会計期間対比1.1％減の１兆3,525億円となりました。経常費用は、その他業務費用が減少する一方、貸倒引当費用の増加等によりその他経常費用が増加したことを主因とし、前中間連結会計期間対比4.2％増の１兆2,711億円となりました。

その結果、経常利益は814億円、特別損益等を勘案した中間純利益は313億円となりました。

純資産額は、中間純利益を計上する一方、その他有価証券評価差額金の減少等により、前連結会計年度末対比264億円減少して２兆6,957億円となりました。

事業の種類別では、銀行業、その他事業の内部取引消去前の経常収益シェアが、銀行業が87(前中間連結会計期間対比△１)％、その他事業が13(同＋１)％となりました。

また、所在地別の内部取引消去前の経常収益シェアは、日本が89(前中間連結会計期間対比＋２)％、米州が６(同△１)％、欧州、アジア・オセアニアは、各々２(同△１)％、３(同＋０)％となりました。

連結自己資本比率は、11.03％となりました。

(2) キャッシュ・フロー

当中間連結会計期間のキャッシュ・フローは、資金の運用・調達や貸出金・預金の増減等の「営業活動によるキャッシュ・フロー」が△３兆4,412億円、有価証券の取得・売却や動産不動産及びリース資産の取得・売却等の「投資活動によるキャッシュ・フロー」が３兆741億円、劣後調達等の「財務活動によるキャッシュ・フロー」が1,605億円となりました。その結果、当中間連結会計期間末の現金及び現金同等物の残高は３兆3,231億円となりました。

(3) 国内・海外別業績

① 国内・海外別収支

当中間連結会計期間の資金運用収支は前中間連結会計期間比689億円の減益となる5,875億円、信託報酬は同６億円の増益となる７億円、役務取引等収支は同385億円の増益となる1,878億円、特定取引収支は同1,335億円の減益となる303億円、その他業務収支は同1,480億円の増益となる1,350億円となりました。

国内・海外別に見ますと、国内の資金運用収支は前中間連結会計期間比438億円の減益となる5,357億円、信託報酬は同６億円の増益となる７億円、役務取引等収支は同334億円の増益となる1,704億円、特定取引収支は同1,263億円の減益となる251億円、その他業務収支は同1,434億円の増益となる1,290億円となりました。

海外の資金運用収支は前中間連結会計期間比230億円の減益となる564億円、役務取引等収支は同50億円の増益となる173億円、特定取引収支は同72億円の減益となる51億円、その他業務収支は同47億円の増益となる61億円となりました。

種類	期別	国内	海外	相殺消去額(△)	合計
		金額(百万円)	金額(百万円)	金額(百万円)	金額(百万円)
資金運用収支	前中間連結会計期間	579,600	79,574	△2,644	656,530
	当中間連結会計期間	535,790	56,487	△4,694	587,583
うち資金運用収益	前中間連結会計期間	696,650	134,190	△18,847	811,993
	当中間連結会計期間	653,605	104,023	△20,060	737,568
うち資金調達費用	前中間連結会計期間	117,049	54,615	△16,202	155,462
	当中間連結会計期間	117,814	47,536	△15,366	149,984
信託報酬	前中間連結会計期間	84	—	—	84
	当中間連結会計期間	729	—	—	729
役務取引等収支	前中間連結会計期間	137,008	12,229	27	149,265
	当中間連結会計期間	170,456	17,306	42	187,805
うち役務取引等収益	前中間連結会計期間	184,076	14,595	△250	198,421
	当中間連結会計期間	221,384	19,534	△50	240,867
うち役務取引等費用	前中間連結会計期間	47,068	2,365	△278	49,156
	当中間連結会計期間	50,927	2,228	△93	53,062
特定取引収支	前中間連結会計期間	151,525	12,379	—	163,904
	当中間連結会計期間	25,170	5,151	—	30,322
うち特定取引収益	前中間連結会計期間	153,718	13,100	△2,915	163,904
	当中間連結会計期間	27,282	7,739	△4,094	30,927
うち特定取引費用	前中間連結会計期間	2,193	721	△2,915	—
	当中間連結会計期間	2,112	2,587	△4,094	605
その他業務収支	前中間連結会計期間	△14,423	1,424	△27	△13,027
	当中間連結会計期間	129,001	6,181	△119	135,063
うちその他業務収益	前中間連結会計期間	114,415	13,830	△84	128,161
	当中間連結会計期間	187,035	8,048	△174	194,909
うちその他業務費用	前中間連結会計期間	128,839	12,406	△56	141,188
	当中間連結会計期間	58,033	1,867	△54	59,846

(注) 1 「国内」とは当行(海外店を除く)及び国内連結子会社であります。
2 「海外」とは、当行の海外店及び海外連結子会社であります。
3 金銭の信託に係る収益及び費用を「その他経常収益」「その他経常費用」に計上しておりますので、金銭の信託運用見合費用(前中間連結会計期間16百万円、当中間連結会計期間１百万円)を資金調達費用から控除して表示しております。
4 「国内」、「海外」間の内部取引は、「相殺消去額(△)」欄に表示しております。

② 国内・海外別資金運用／調達の状況

当中間連結会計期間の資金運用勘定の平均残高は前中間連結会計期間比２兆2,585億円減少して85兆1,317億円、利回りは同0.13％低下して1.73％となりました。また、資金調達勘定の平均残高は同9,861億円減少して86兆7,897億円、利回りは同0.00％低下して0.35％となりました。

国内・海外別に見ますと、国内の資金運用勘定の平均残高は前中間連結会計期間比２兆1,588億円減少して78兆4,991億円、利回りは同0.06％低下して1.67％となりました。また、資金調達勘定の平均残高は同１兆2,940億円減少して82兆4,346億円、利回りは0.01％上昇して0.29％となりました。

海外の資金運用勘定の平均残高は前中間連結会計期間比3,153億円減少して７兆5,535億円、利回りは同0.66％低下して2.75％となりました。また、資金調達勘定の平均残高は同922億円増加して５兆2,762億円、利回りは同0.31％低下して1.80％となりました。

ア　国内

種類	期別	平均残高	利息	利回り
		金額(百万円)	金額(百万円)	(％)
資金運用勘定	前中間連結会計期間	80,658,054	696,650	1.73
	当中間連結会計期間	78,499,195	653,605	1.67
うち貸出金	前中間連結会計期間	54,600,614	504,948	1.85
	当中間連結会計期間	51,269,762	490,251	1.91
うち有価証券	前中間連結会計期間	23,518,748	119,505	1.02
	当中間連結会計期間	23,673,178	113,976	0.96
うちコールローン及び買入手形	前中間連結会計期間	388,832	716	0.37
	当中間連結会計期間	656,016	1,470	0.45
うち買現先勘定	前中間連結会計期間	29,137	2	0.02
	当中間連結会計期間	96,652	3	0.01
うち債券貸借取引支払保証金	前中間連結会計期間	659,019	71	0.02
	当中間連結会計期間	779,344	77	0.02
うち預け金	前中間連結会計期間	659,610	2,475	0.75
	当中間連結会計期間	1,081,390	8,216	1.52
資金調達勘定	前中間連結会計期間	83,728,626	117,049	0.28
	当中間連結会計期間	82,434,607	117,814	0.29
うち預金	前中間連結会計期間	59,775,205	27,721	0.09
	当中間連結会計期間	62,384,949	28,001	0.09
うち譲渡性預金	前中間連結会計期間	4,286,772	437	0.02
	当中間連結会計期間	3,638,275	395	0.02
うちコールマネー及び売渡手形	前中間連結会計期間	7,489,079	536	0.01
	当中間連結会計期間	5,368,095	540	0.02
うち売現先勘定	前中間連結会計期間	2,103,516	66	0.01
	当中間連結会計期間	744,310	12	0.00
うち債券貸借取引受入担保金	前中間連結会計期間	4,867,352	24,556	1.01
	当中間連結会計期間	4,557,841	22,096	0.97
うちコマーシャル・ペーパー	前中間連結会計期間	9,084	2	0.05
	当中間連結会計期間	6,857	1	0.04
うち借用金	前中間連結会計期間	2,118,933	29,942	2.83
	当中間連結会計期間	1,857,799	27,610	2.97
うち社債	前中間連結会計期間	2,637,813	20,141	1.53
	当中間連結会計期間	3,304,445	25,981	1.57

(注) 1　「国内」とは、当行(海外店を除く)及び国内連結子会社であります。

2　平均残高は、原則として日々の残高の平均に基づいて算出しておりますが、一部の国内連結子会社については、週末毎、月末毎ないし半年毎の残高に基づく平均残高を使用しております。

3　無利息預け金の平均残高(前中間連結会計期間1,039,021百万円、当中間連結会計期間1,930,999百万円)を資金運用勘定から控除して表示しております。

4　金銭の信託に係る収益及び費用を「その他経常収益」「その他経常費用」に計上しておりますので、金銭の信託の平均残高(前中間連結会計期間33,861百万円、当中間連結会計期間3,628百万円)を資金運用勘定から、金銭の信託運用見合額の平均残高(前中間連結会計期間33,861百万円、当中間連結会計期間3,628百万円)及び利息(前中間連結会計期間16百万円、当中間連結会計期間１百万円)を資金調達勘定から、それぞれ控除して表示しております。

イ　海外

種類	期別	平均残高	利息	利回り
		金額(百万円)	金額(百万円)	(%)
資金運用勘定	前中間連結会計期間	7,868,913	134,190	3.41
	当中間連結会計期間	7,553,574	104,023	2.75
うち貸出金	前中間連結会計期間	5,279,586	80,147	3.04
	当中間連結会計期間	4,999,903	74,743	2.99
うち有価証券	前中間連結会計期間	1,205,801	22,273	3.69
	当中間連結会計期間	931,760	13,271	2.85
うちコールローン及び買入手形	前中間連結会計期間	106,562	1,259	2.36
	当中間連結会計期間	133,816	1,151	1.72
うち買現先勘定	前中間連結会計期間	129,285	1,482	2.29
	当中間連結会計期間	148,035	1,277	1.73
うち債券貸借取引支払保証金	前中間連結会計期間	―	―	―
	当中間連結会計期間	―	―	―
うち預け金	前中間連結会計期間	748,807	3,454	0.92
	当中間連結会計期間	913,247	6,454	1.41
資金調達勘定	前中間連結会計期間	5,184,006	54,615	2.11
	当中間連結会計期間	5,276,218	47,536	1.80
うち預金	前中間連結会計期間	3,432,379	29,787	1.74
	当中間連結会計期間	3,832,756	26,040	1.36
うち譲渡性預金	前中間連結会計期間	138,530	1,741	2.51
	当中間連結会計期間	109,785	1,298	2.37
うちコールマネー及び売渡手形	前中間連結会計期間	122,188	770	1.26
	当中間連結会計期間	137,739	748	1.09
うち売現先勘定	前中間連結会計期間	471,962	2,953	1.25
	当中間連結会計期間	247,421	1,545	1.25
うち債券貸借取引受入担保金	前中間連結会計期間	―	―	―
	当中間連結会計期間	―	―	―
うちコマーシャル・ペーパー	前中間連結会計期間	―	―	―
	当中間連結会計期間	―	―	―
うち借用金	前中間連結会計期間	116,137	1,697	2.92
	当中間連結会計期間	104,414	1,399	2.68
うち社債	前中間連結会計期間	881,456	16,621	3.77
	当中間連結会計期間	828,954	15,355	3.70

(注) 1　「海外」とは、当行の海外店及び海外連結子会社であります。

2　平均残高は、原則として日々の残高の平均に基づいて算出しておりますが、一部の海外連結子会社の平均残高については、週末毎、月末毎ないし半年毎の残高に基づく平均残高を使用しております。

3　無利息預け金の平均残高(前中間連結会計期間27,755百万円、当中間連結会計期間37,164百万円)を資金運用勘定から控除して表示しております。

ウ　合計

種類	期別	平均残高(百万円)			利息(百万円)			利回り(%)
		小計	相殺消去額(△)	合計	小計	相殺消去額(△)	合計	
資金運用勘定	前中間連結会計期間	88,526,968	△1,136,717	87,390,251	830,840	△18,847	811,993	1.86
	当中間連結会計期間	86,052,769	△921,018	85,131,750	757,628	△20,060	737,568	1.73
うち貸出金	前中間連結会計期間	59,880,201	△873,979	59,006,221	585,096	△15,440	569,655	1.93
	当中間連結会計期間	56,269,665	△762,250	55,507,414	564,995	△14,276	550,718	1.98
うち有価証券	前中間連結会計期間	24,724,550	—	24,724,550	141,778	△2,644	139,133	1.13
	当中間連結会計期間	24,604,939	—	24,604,939	127,248	△4,664	122,584	1.00
うちコールローン及び買入手形	前中間連結会計期間	495,395	—	495,395	1,975	—	1,975	0.80
	当中間連結会計期間	789,832	—	789,832	2,621	—	2,621	0.66
うち買現先勘定	前中間連結会計期間	158,423	—	158,423	1,484	—	1,484	1.87
	当中間連結会計期間	244,687	—	244,687	1,280	—	1,280	1.05
うち債券貸借取引支払保証金	前中間連結会計期間	659,019	—	659,019	71	—	71	0.02
	当中間連結会計期間	779,344	—	779,344	77	—	77	0.02
うち預け金	前中間連結会計期間	1,408,417	△262,675	1,145,742	5,930	△762	5,167	0.90
	当中間連結会計期間	1,994,638	△158,558	1,836,079	14,671	△1,119	13,551	1.48

種類	期別	平均残高(百万円)			利息(百万円)			利回り(%)
		小計	相殺消去額(△)	合計	小計	相殺消去額(△)	合計	
資金調達勘定	前中間連結会計期間	88,912,632	△1,136,750	87,775,882	171,665	△16,202	155,462	0.35
	当中間連結会計期間	87,710,826	△921,061	86,789,765	165,350	△15,366	149,984	0.35
うち預金	前中間連結会計期間	63,207,584	△262,708	62,944,876	57,509	△762	56,746	0.18
	当中間連結会計期間	66,217,705	△158,586	66,059,119	54,041	△1,119	52,921	0.16
うち譲渡性預金	前中間連結会計期間	4,425,302	―	4,425,302	2,178	―	2,178	0.10
	当中間連結会計期間	3,748,061	―	3,748,061	1,694	―	1,694	0.09
うちコールマネー及び売渡手形	前中間連結会計期間	7,611,268	―	7,611,268	1,306	―	1,306	0.03
	当中間連結会計期間	5,505,835	―	5,505,835	1,289	―	1,289	0.05
うち売現先勘定	前中間連結会計期間	2,575,479	―	2,575,479	3,019	―	3,019	0.23
	当中間連結会計期間	991,732	―	991,732	1,558	―	1,558	0.31
うち債券貸借取引受入担保金	前中間連結会計期間	4,867,352	―	4,867,352	24,556	―	24,556	1.01
	当中間連結会計期間	4,557,841	―	4,557,841	22,096	―	22,096	0.97
うちコマーシャル・ペーパー	前中間連結会計期間	9,084	―	9,084	2	―	2	0.05
	当中間連結会計期間	6,857	―	6,857	1	―	1	0.04
うち借用金	前中間連結会計期間	2,235,070	△873,979	1,361,090	31,639	△15,440	16,199	2.38
	当中間連結会計期間	1,962,214	△762,265	1,199,948	29,010	△14,246	14,763	2.46
うち社債	前中間連結会計期間	3,519,269	―	3,519,269	36,763	―	36,763	2.09
	当中間連結会計期間	4,133,399	―	4,133,399	41,337	―	41,337	2.00

(注) 1 「国内」、「海外」間の内部取引は、「相殺消去額(△)」欄に表示しております。

2 平均残高は、原則として日々の残高の平均に基づいて算出しておりますが、一部の連結子会社については、週末毎、月末毎ないし半年毎の残高に基づく平均残高を使用しております。

3 無利息預け金の平均残高(前中間連結会計期間1,066,744百万円、当中間連結会計期間1,968,135百万円)を資金運用勘定から控除して表示しております。

4 金銭の信託に係る収益及び費用を「その他経常収益」「その他経常費用」に計上しておりますので、金銭の信託の平均残高(前中間連結会計期間33,861百万円、当中間連結会計期間3,628百万円)を資金運用勘定から、金銭の信託運用見合額の平均残高(前中間連結会計期間33,861百万円、当中間連結会計期間3,628百万円)及び利息(前中間連結会計期間16百万円、当中間連結会計期間1百万円)を資金調達勘定から、それぞれ控除して表示しております。

③　国内・海外別役務取引の状況

当中間連結会計期間の役務取引等収益は、前中間連結会計期間比424億円増加して2,408億円、一方役務取引等費用は同39億円増加して530億円となったことから、役務取引等収支は同385億円の増益となる1,878億円となりました。

国内・海外別に見ますと、国内の役務取引等収益は前中間連結会計期間比373億円増加して2,213億円、一方役務取引等費用は同38億円増加して509億円となったことから、役務取引等収支は同334億円の増益となる1,704億円となりました。

海外の役務取引等収益は前中間連結会計期間比49億円増加して195億円、一方役務取引等費用は同１億円減少して22億円となったことから、役務取引等収支は同50億円の増益となる173億円となりました。

種類	期別	国内	海外	相殺消去額(△)	合計
		金額(百万円)	金額(百万円)	金額(百万円)	金額(百万円)
役務取引等収益	前中間連結会計期間	184,076	14,595	△250	198,421
	当中間連結会計期間	221,384	19,534	△50	240,867
うち預金・貸出業務	前中間連結会計期間	9,049	7,898	△8	16,940
	当中間連結会計期間	11,388	11,450	△11	22,827
うち為替業務	前中間連結会計期間	55,665	2,843	△0	58,509
	当中間連結会計期間	57,653	3,465	△0	61,119
うち証券関連業務	前中間連結会計期間	22,506	0	―	22,506
	当中間連結会計期間	24,736	0	―	24,736
うち代理業務	前中間連結会計期間	7,782	―	―	7,782
	当中間連結会計期間	9,656	―	―	9,656
うち保護預り・貸金庫業務	前中間連結会計期間	3,119	2	―	3,122
	当中間連結会計期間	3,181	1	―	3,183
うち保証業務	前中間連結会計期間	13,475	1,529	△241	14,763
	当中間連結会計期間	19,314	1,728	―	21,043
うちクレジットカード関連業務	前中間連結会計期間	4,171	―	―	4,171
	当中間連結会計期間	3,578	―	―	3,578
役務取引等費用	前中間連結会計期間	47,068	2,365	△278	49,156
	当中間連結会計期間	50,927	2,228	△93	53,062
うち為替業務	前中間連結会計期間	10,539	1,081	△0	11,621
	当中間連結会計期間	11,208	765	△21	11,952

(注)　1　「国内」とは当行(海外店を除く)及び国内連結子会社であります。
　　　2　「海外」とは当行の海外店及び海外連結子会社であります。
　　　3　「国内」、「海外」間の内部取引は、「相殺消去額(△)」欄に表示しております。

④ 国内・海外別特定取引の状況

ア 特定取引収益・費用の内訳

当中間連結会計期間の特定取引収益は前中間連結会計期間比1,329億円減少して309億円、一方特定取引費用は同6億円増加して6億円となったことから、特定取引収支は同1,335億円の減益となる303億円となりました。

国内・海外別に見ますと、国内の特定取引収益は前中間連結会計期間比1,264億円減少して272億円、一方特定取引費用は同0億円減少して21億円となったことから、特定取引収支は同1,263億円の減益となる251億円となりました。

海外の特定取引収益は前中間連結会計期間比53億円減少して77億円、一方特定取引費用は同18億円増加して25億円となったことから、特定取引収支は同72億円の減益となる51億円となりました。

種類	期別	国内	海外	相殺消去額(△)	合計
		金額(百万円)	金額(百万円)	金額(百万円)	金額(百万円)
特定取引収益	前中間連結会計期間	153,718	13,100	△2,915	163,904
	当中間連結会計期間	27,282	7,739	△4,094	30,927
うち商品有価証券収益	前中間連結会計期間	1,359	1,950	―	3,309
	当中間連結会計期間	5,047	―	―	5,047
うち特定取引有価証券収益	前中間連結会計期間	286	―	―	286
	当中間連結会計期間	―	―	―	―
うち特定金融派生商品収益	前中間連結会計期間	152,045	11,149	△2,915	160,279
	当中間連結会計期間	22,042	7,460	△4,094	25,408
うちその他の特定取引収益	前中間連結会計期間	28	―	―	28
	当中間連結会計期間	192	279	―	471
特定取引費用	前中間連結会計期間	2,193	721	△2,915	―
	当中間連結会計期間	2,112	2,587	△4,094	605
うち商品有価証券費用	前中間連結会計期間	―	―	―	―
	当中間連結会計期間	―	―	―	―
うち特定取引有価証券費用	前中間連結会計期間	―	―	―	―
	当中間連結会計期間	605	―	―	605
うち特定金融派生商品費用	前中間連結会計期間	2,193	721	△2,915	―
	当中間連結会計期間	1,507	2,587	△4,094	―
うちその他の特定取引費用	前中間連結会計期間	―	―	―	―
	当中間連結会計期間	―	―	―	―

(注) 1 「国内」とは当行(海外店を除く)及び国内連結子会社であります。

2 「海外」とは当行の海外店及び海外連結子会社であります。

3 「国内」、「海外」間の内部取引は、「相殺消去額(△)」欄に表示しております。

イ　特定取引資産・負債の内訳(末残)

当中間連結会計期間末の特定取引資産残高は前中間連結会計期間末比2,106億円減少して３兆2,747億円、特定取引負債残高は同2,666億円減少して１兆7,800億円となりました。

国内・海外別に見ますと、国内の特定取引資産残高は前中間連結会計期間末比187億円減少して２兆9,860億円、特定取引負債残高は同1,086億円減少して１兆5,163億円となりました。

海外の特定取引資産残高は前中間連結会計期間末比1,973億円減少して3,048億円、特定取引負債残高は同1,635億円減少して2,798億円となりました。

種類	期別	国内	海外	相殺消去額(△)	合計
		金額(百万円)	金額(百万円)	金額(百万円)	金額(百万円)
特定取引資産	前中間連結会計期間	3,004,717	502,212	△21,580	3,485,349
	当中間連結会計期間	2,986,009	304,837	△16,105	3,274,740
うち商品有価証券	前中間連結会計期間	83,571	45,929	―	129,501
	当中間連結会計期間	184,087	49,297	―	233,385
うち商品有価証券派生商品	前中間連結会計期間	499	―	―	499
	当中間連結会計期間	769	―	―	769
うち特定取引有価証券	前中間連結会計期間	―	―	―	―
	当中間連結会計期間	―	―	―	―
うち特定取引有価証券派生商品	前中間連結会計期間	934	―	―	934
	当中間連結会計期間	357	―	―	357
うち特定金融派生商品	前中間連結会計期間	1,843,317	456,283	△21,580	2,278,019
	当中間連結会計期間	1,824,988	255,539	△16,105	2,064,422
うちその他の特定取引資産	前中間連結会計期間	1,076,394	―	―	1,076,394
	当中間連結会計期間	975,805	―	―	975,805
特定取引負債	前中間連結会計期間	1,624,941	443,405	△21,580	2,046,766
	当中間連結会計期間	1,516,329	279,849	△16,105	1,780,073
うち売付商品債券	前中間連結会計期間	2,854	10,301	―	13,156
	当中間連結会計期間	43,543	21,595	―	65,138
うち商品有価証券派生商品	前中間連結会計期間	125	―	―	125
	当中間連結会計期間	429	―	―	429
うち特定取引売付債券	前中間連結会計期間	―	―	―	―
	当中間連結会計期間	―	―	―	―
うち特定取引有価証券派生商品	前中間連結会計期間	1,745	―	―	1,745
	当中間連結会計期間	406	―	―	406
うち特定金融派生商品	前中間連結会計期間	1,620,216	433,103	△21,580	2,031,739
	当中間連結会計期間	1,471,950	258,253	△16,105	1,714,098
うちその他の特定取引負債	前中間連結会計期間	―	―	―	―
	当中間連結会計期間	―	―	―	―

(注) 1　「国内」とは当行(海外店を除く)及び国内連結子会社であります。
2　「海外」とは当行の海外店及び海外連結子会社であります。
3　「国内」、「海外」間の内部取引は、「相殺消去額(△)」欄に表示しております。

⑤　国内・海外別預金残高の状況

○　預金の種類別残高(末残)

種類	期別	国内	海外	合計
		金額(百万円)	金額(百万円)	金額(百万円)
預金合計	前中間連結会計期間	59,899,481	3,281,834	63,181,316
	当中間連結会計期間	63,509,340	4,139,404	67,648,744
うち流動性預金	前中間連結会計期間	35,162,872	2,703,605	37,866,477
	当中間連結会計期間	37,859,321	3,511,736	41,371,057
うち定期性預金	前中間連結会計期間	20,498,231	568,720	21,066,952
	当中間連結会計期間	20,816,838	618,469	21,435,307
うちその他	前中間連結会計期間	4,238,377	9,508	4,247,886
	当中間連結会計期間	4,833,180	9,198	4,842,378
譲渡性預金	前中間連結会計期間	3,351,409	89,200	3,440,610
	当中間連結会計期間	2,954,818	121,514	3,076,333
総合計	前中間連結会計期間	63,250,891	3,371,035	66,621,926
	当中間連結会計期間	66,464,158	4,260,918	70,725,077

(注) 1　「国内」とは当行(海外店を除く)及び国内連結子会社であります。

2　「海外」とは当行の海外店及び海外連結子会社であります。

3　流動性預金＝当座預金＋普通預金＋貯蓄預金＋通知預金

4　定期性預金＝定期預金＋定期積金

⑥　国内・海外別貸出金残高の状況

ア　業種別貸出状況(残高・構成比)

業種別	平成15年9月30日現在		平成16年9月30日現在	
	貸出金残高	構成比	貸出金残高	構成比
	金額(百万円)	(%)	金額(百万円)	(%)
国内 (除く特別国際金融取引勘定分)	55,538,368	100.00	51,069,767	100.00
製造業	6,263,398	11.28	5,927,920	11.61
農業、林業、漁業及び鉱業	175,027	0.31	128,677	0.25
建設業	2,280,010	4.11	1,869,057	3.66
運輸、情報通信、公益事業	3,333,263	6.00	3,214,421	6.30
卸売・小売業	6,040,493	10.88	5,787,426	11.33
金融・保険業	4,224,577	7.61	4,232,889	8.29
不動産業	8,319,465	14.98	7,288,638	14.27
各種サービス業	6,294,475	11.33	6,225,872	12.19
地方公共団体	460,916	0.83	500,763	0.98
その他	18,146,739	32.67	15,894,098	31.12
海外及び特別国際金融取引勘定分	4,229,420	100.00	4,429,371	100.00
政府等	108,783	2.57	52,751	1.19
金融機関	351,492	8.31	381,654	8.62
商工業	3,529,925	83.46	3,791,166	85.59
その他	239,218	5.66	203,798	4.60
合計	59,767,789	―	55,499,138	―

(注)1　「国内」とは当行(海外店を除く)及び国内連結子会社であります。

2　「海外」とは当行の海外店及び海外連結子会社であります。

イ　外国政府等向け債権残高(国別)

期別	国別	外国政府等向け債権残高
		金額(百万円)
平成15年９月30日	インドネシア	86,218
	その他(７ケ国)	2,475
	合計	88,693
	(資産の総額に対する割合：%)	(0.09)
平成16年９月30日	インドネシア	46,778
	その他(５ケ国)	582
	合計	47,361
	(資産の総額に対する割合：%)	(0.05)

(注)　対象国の政治経済情勢等を勘案して必要と認められる金額を引き当てる特定海外債権引当勘定の引当対象とされる債権残高を掲げております。

⑦　国内・海外別有価証券の状況

○　有価証券残高(末残)

種類	期別	国内	海外	合計
		金額(百万円)	金額(百万円)	金額(百万円)
国債	前中間連結会計期間	11,532,091	81,845	11,613,936
	当中間連結会計期間	12,826,352	53,672	12,880,025
地方債	前中間連結会計期間	403,548	―	403,548
	当中間連結会計期間	497,812	―	497,812
社債	前中間連結会計期間	2,231,813	―	2,231,813
	当中間連結会計期間	2,585,690	―	2,585,690
株式	前中間連結会計期間	3,455,054	―	3,455,054
	当中間連結会計期間	3,363,311	―	3,363,311
その他の証券	前中間連結会計期間	3,658,644	923,944	4,582,588
	当中間連結会計期間	3,477,427	1,070,153	4,547,581
合計	前中間連結会計期間	21,281,152	1,005,789	22,286,942
	当中間連結会計期間	22,750,594	1,123,826	23,874,420

(注)　1　「国内」とは当行(海外店を除く)及び国内連結子会社であります。

2　「海外」とは当行の海外店及び海外連結子会社であります。

3　「その他の証券」には、外国債券及び外国株式を含んでおります。

(4) 「金融機関の信託業務の兼営等に関する法律」に基づく信託業務の状況

「金融機関の信託業務の兼営等に関する法律」に基づき信託業務を営む会社は、提出会社１社であります。

① 信託財産の運用／受入の状況(信託財産残高表)

資産

科目	前中間連結会計期間(平成15年９月30日現在)		当中間連結会計期間(平成16年９月30日現在)	
	金額(百万円)	構成比(%)	金額(百万円)	構成比(%)
貸出金	19,100	7.15	5,490	0.98
有価証券	3,001	1.13	27,788	4.96
受託有価証券	―	―	3,000	0.54
金銭債権	219,966	82.38	481,436	85.96
その他債権	0	0.00	171	0.03
銀行勘定貸	24,944	9.34	42,202	7.53
合計	267,013	100.00	560,087	100.00

負債

科目	前中間連結会計期間(平成15年９月30日現在)		当中間連結会計期間(平成16年９月30日現在)	
	金額(百万円)	構成比(%)	金額(百万円)	構成比(%)
金銭信託	22,127	8.29	35,478	6.33
有価証券の信託	―	―	3,000	0.54
金銭債権の信託	209,545	78.48	478,590	85.45
包括信託	35,340	13.23	43,019	7.68
合計	267,013	100.00	560,087	100.00

(注) 1 共同信託他社管理財産はありません。

2 元本補てん契約のある信託については取り扱っておりません。

② 貸出金残高の状況(業種別貸出状況)

業種別	前中間連結会計期間(平成15年９月30日現在)		当中間連結会計期間(平成16年９月30日現在)	
	貸出金残高(百万円)	構成比(%)	貸出金残高(百万円)	構成比(%)
製造業	4,500	23.56	―	―
農業、林業、漁業及び鉱業	―	―	―	―
建設業	―	―	―	―
運輸、情報通信、公益事業	4,600	24.08	4,490	81.79
卸売・小売業	―	―	1,000	18.21
金融・保険業	10,000	52.36	―	―
不動産業	―	―	―	―
各種サービス業	―	―	―	―
地方公共団体	―	―	―	―
その他	―	―	―	―
合計	19,100	100.00	5,490	100.00

(単体情報)
(参考)
当行の単体情報のうち、参考として以下の情報を掲げております。

1　損益の概要(単体)

	前中間会計期間(百万円)(A)	当中間会計期間(百万円)(B)	増減(百万円)(B)－(A)
業務粗利益	795,339	762,716	△32,623
(除く国債等債券損益)	(776,567)	(736,053)	(△40,514)
うち信託報酬	84	729	645
経費(除く臨時処理分)	296,030	291,136	△4,894
人件費	113,967	104,320	△9,647
物件費	166,697	168,549	1,852
税金	15,365	18,266	2,901
業務純益(一般貸倒引当金繰入前)	499,308	471,580	△27,728
(除く国債等債券損益)	(480,536)	(444,917)	(△35,619)
一般貸倒引当金繰入額	―	△349,734	△349,734
業務純益	499,308	821,314	322,006
うち国債等債券損益	18,771	26,663	7,892
臨時損益	△394,133	△696,116	△301,983
不良債権処理額	373,597	805,505	431,908
貸出金償却	337,901	348,769	10,868
個別貸倒引当金繰入額	―	403,866	403,866
共同債権買取機構売却損	740	―	△740
貸出債権売却損等	34,955	55,707	20,752
特定海外債権引当勘定繰入額	―	△2,838	△2,838
株式等損益	18,783	44,819	26,036
株式等売却益	50,910	60,005	9,095
株式等売却損	24,720	434	△24,286
株式等償却	7,406	14,751	7,345
その他臨時損益	△39,319	64,570	103,889
経常利益	105,175	125,198	20,023
特別損益	37,813	△12,127	△49,940
うち動産不動産処分損益	△6,404	△3,991	2,413
動産不動産処分益	382	627	245
動産不動産処分損	6,787	4,619	△2,168
うち退職給付会計基準変更時差異償却	10,083	8,000	△2,083
うち貸倒引当金戻入益	13,787	―	△13,787
個別貸倒引当金繰入額	217,330	―	△217,330
一般貸倒引当金戻入益	229,089	―	△229,089
特定海外債権引当勘定戻入益	2,028	―	△2,028
うち債権売却損失引当金戻入益	393	―	△393
うち東京都銀行税還付税金・還付加算金	40,333	―	△40,333
税引前中間純利益	142,988	113,070	△29,918
法人税、住民税及び事業税	12,573	1,645	△10,928
還付法人税等	―	7,405	7,405
法人税等調整額	△9,244	276	9,520
中間純利益	139,659	118,554	△21,105

与信関係費用	359,415	455,771	96,356

(注) 1　業務粗利益＝(資金運用収支＋金銭の信託運用見合費用)＋信託報酬＋役務取引等収支＋特定取引収支＋その他業務収支

2　「金銭の信託運用見合費用」とは、金銭の信託取得に係る資金調達費用であり、金銭の信託運用損益が臨時損益に計上されているため、業務費用から控除しているものであります。

3　業務純益＝業務粗利益－経費(除く臨時処理分)－一般貸倒引当金繰入額

4　臨時損益とは、中間損益計算書中「その他経常収益・費用」から一般貸倒引当金繰入額を除き、金銭の信託運用見合費用及び退職給付費用のうち臨時費用処理分等を加えたものであります。

5　国債等債券損益＝国債等債券売却益＋国債等債券償還益－国債等債券売却損－国債等債券償還損－国債等債券償却

6　与信関係費用＝一般貸倒引当金繰入額＋不良債権処理額－貸倒引当金戻入益－債権売却損失引当金戻入益

2　利鞘(国内業務部門)(単体)

	前中間会計期間(%)(A)	当中間会計期間(%)(B)	増減(%)(B)−(A)
(1) 資金運用利回り　①	1.45	1.46	0.01
貸出金利回り　③	1.73	1.79	0.06
有価証券利回り	0.58	0.65	0.07
(2) 資金調達原価　②	0.83	0.83	0.00
資金調達利回り	0.09	0.09	0.00
預金等利回り　④	0.02	0.02	0.00
外部負債利回り	0.22	0.28	0.06
経費率	0.74	0.74	0.00
(3) 総資金利鞘　①−②	0.62	0.63	0.01
預貸金利鞘　③−④	1.71	1.77	0.06

(注) 1　「国内業務部門」とは本邦店の円建諸取引であります。
2　「外部負債」＝コールマネー＋売現先勘定＋債券貸借取引受入担保金＋売渡手形＋コマーシャル・ペーパー＋借用金

3　ROE(単体)

	前中間会計期間(%)(A)	当中間会計期間(%)(B)	増減(%)(B)−(A)
業務純益(一般貸倒引当金繰入前)ベース	87.02	58.30	△28.72
業務純益ベース	87.02	101.53	14.51
中間純利益ベース	24.34	14.65	△9.69

(注)　ROE＝(中間純利益等−優先株式配当金総額)×年間日数÷中間期中日数 ／ {(期首株主資本−期首発行済優先株式数×発行価額)＋(期末株主資本−期末発行済優先株式数×発行価額)}÷2 ×100

4　預金・貸出金の状況(単体)

(1) 銀行勘定

①　預金・貸出金の残高

	前中間会計期間(百万円)(A)	当中間会計期間(百万円)(B)	増減(百万円)(B)−(A)
預金(末残)	57,746,253	62,011,605	4,265,352
預金(平残)	58,352,802	60,666,670	2,313,868
貸出金(末残)	55,153,522	50,723,607	△4,429,915
貸出金(平残)	54,792,153	50,627,674	△4,164,479

(注)　預金には譲渡性預金を含めておりません。

② 個人・法人別預金残高(国内)

	前中間会計期間(百万円)(A)	当中間会計期間(百万円)(B)	増減(百万円)(B)－(A)
個人	31,424,631	32,093,331	668,700
法人	24,738,331	26,779,865	2,041,534
合計	56,162,962	58,873,196	2,710,234

(注) 本支店間未達勘定整理前の計数であり、譲渡性預金及び特別国際金融取引勘定分を除いております。

③ 消費者ローン残高

	前中間会計期間(百万円)(A)	当中間会計期間(百万円)(B)	増減(百万円)(B)－(A)
消費者ローン残高	13,956,671	13,908,345	△48,326
住宅ローン残高	12,717,977	12,842,232	124,255
その他ローン残高	1,238,693	1,066,113	△172,580

④ 中小企業等貸出金

			前中間会計期間(A)	当中間会計期間(B)	増減(B)－(A)
中小企業等貸出金残高	①	百万円	35,937,060	34,893,305	△1,043,755
総貸出金残高	②	百万円	52,079,963	47,519,976	△4,559,987
中小企業等貸出金比率	①／②	%	69.00	73.42	4.42
中小企業等貸出先件数	③	件	1,879,610	1,861,412	△18,198
総貸出先件数	④	件	1,884,711	1,866,101	△18,610
中小企業等貸出先件数比率	③／④	%	99.72	99.74	0.02

(注) 1 貸出金残高には、海外店分及び特別国際金融取引勘定分は含まれておりません。
2 中小企業等とは、資本金3億円(ただし、卸売業は1億円、小売業、サービス業は5千万円)以下の会社又は常用する従業員が300人(ただし、卸売業は100人、小売業は50人、サービス業は100人)以下の会社及び個人であります。

(2) 信託勘定

① 元本補てん契約のある信託の元本・貸出金の残高

該当ありません。

② 元本補てん契約のある信託の個人・法人別元本残高

該当ありません。

③ 消費者ローン残高

該当ありません。

④ 中小企業等貸出金

			前中間会計期間 (A)	当中間会計期間 (B)	増減 (B)－(A)
中小企業等貸出金残高	①	百万円	4,600	4,490	△110
総貸出金残高	②	百万円	19,100	5,490	△13,610
中小企業等貸出金比率	①／②	%	24.08	81.78	57.70
中小企業等貸出先件数	③	件	4	4	―
総貸出先件数	④	件	6	5	△1
中小企業等貸出先件数比率	③／④	%	66.66	80.00	13.34

(注) 中小企業等とは、資本金３億円(ただし、卸売業は１億円、小売業、サービス業は５千万円)以下の会社又は常用する従業員が300人(ただし、卸売業は100人、小売業は50人、サービス業は100人)以下の会社及び個人であります。

(自己資本比率関係)

(参考)

自己資本比率は、銀行法第14条の2の規定に基づき自己資本比率の基準を定める件(平成5年大蔵省告示第55号。以下、「告示」という)に定められた算式に基づき、連結ベースと単体ベースの双方について算出しております。

なお、当行は、国際統一基準を適用のうえ、マーケット・リスク規制を導入しております。

連結自己資本比率(国際統一基準)

項目			平成15年9月30日	平成16年9月30日
			金額(百万円)	金額(百万円)
基本的項目	資本金		559,985	559,985
	うち非累積的永久優先株(注1)		—	—
	新株式払込金		—	—
	資本剰余金		1,298,511	1,498,511
	利益剰余金		349,076	298,970
	連結子会社の少数株主持分		1,036,392	1,028,376
	うち海外特別目的会社の発行する優先出資証券(※)		824,000	823,640
	その他有価証券の評価差損(△)		—	—
	自己株式払込金		—	—
	自己株式(△)		—	—
	為替換算調整勘定		△41,406	△74,777
	営業権相当額(△)		37	9
	連結調整勘定相当額(△)		—	—
	計	(A)	3,202,521	3,311,055
	うちステップ・アップ金利条項付の優先出資証券(注2)		200,250	199,890
補完的項目	その他有価証券の連結貸借対照表計上額の合計額から帳簿価額の合計額を控除した額の45%相当額		126,427	203,583
	土地の再評価額と再評価の直前の帳簿価額の差額の45%相当額		69,167	71,114
	一般貸倒引当金		922,085	579,104
	負債性資本調達手段等		2,301,535	2,537,720
	うち永久劣後債務(注3)		684,342	826,093
	うち期限付劣後債務及び期限付優先株(注4)		1,617,193	1,711,627
	計		3,419,214	3,391,523
	うち自己資本への算入額	(B)	3,190,739	3,311,055
準補完的項目	短期劣後債務		—	—
	うち自己資本への算入額	(C)	—	—
控除項目	控除項目(注5)	(D)	26,352	193,476
自己資本額	(A)+(B)+(C)−(D)	(E)	6,366,908	6,428,635
リスク・アセット等	資産(オン・バランス)項目		53,034,466	52,794,469
	オフ・バランス取引項目		3,448,580	5,156,602
	信用リスク・アセットの額	(F)	56,483,047	57,951,072
	マーケット・リスク相当額に係る額((H)/8%)	(G)	280,308	282,759
	(参考)マーケット・リスク相当額	(H)	22,424	22,620
	計((F)+(G))	(I)	56,763,355	58,233,832
連結自己資本比率(国際統一基準)=(E)/(I)×100(%)			11.21%	11.03%

(注) 1　資本金の「うち非累積的永久優先株」については、非累積的永久優先株に係る資本項目別の残高内訳がないため記載しておりません。なお、基本的項目に含まれる非累積的永久優先株の額は1,301,000百万円であります。

2　告示第4条第2項に掲げるもの、すなわち、ステップ・アップ金利等の特約を付すなど償還を行う蓋然性を有する株式等(海外特別目的会社の発行する優先出資証券を含む。)であります。

3　告示第5条第1項第4号に掲げる負債性資本調達手段で次に掲げる性質のすべてを有するものであります。

(1) 無担保で、かつ、他の債務に劣後する払込済のものであること。

(2) 一定の場合を除き、償還されないものであること。

(3) 業務を継続しながら損失の補てんに充当されるものであること。

(4) 利払い義務の延期が認められるものであること。

4　告示第5条第1項第5号及び第6号に掲げるものであります。ただし、期限付劣後債務は契約時における償還期間が5年を超えるものに限られております。

5　告示第7条第1項第1号に掲げる他の金融機関の資本調達手段の意図的な保有相当額、及び第2号に規定するものに対する投資に相当する額であります。

単体自己資本比率(国際統一基準)

項目			平成15年9月30日	平成16年9月30日
			金額(百万円)	金額(百万円)
基本的項目	資本金		559,985	559,985
	うち非累積的永久優先株(注1)		—	—
	新株式払込金		—	—
	資本準備金		879,693	904,932
	その他資本剰余金		357,614	357,614
	利益準備金		—	—
	任意積立金		221,540	221,532
	中間未処分利益		290,814	318,722
	その他(※)		766,338	791,128
	その他有価証券の評価差損(△)		—	—
	自己株式払込金		—	—
	自己株式(△)		—	—
	営業権相当額(△)		—	—
	計	(A)	3,075,986	3,153,916
	うちステップ・アップ金利条項付の優先出資証券(注2)		200,250	199,890
補完的項目	その他有価証券の貸借対照表計上額の合計額から帳簿価額の合計額を控除した額の45%相当額		128,206	195,914
	土地の再評価額と再評価の直前の帳簿価額の差額の45%相当額		62,100	63,408
	一般貸倒引当金		880,265	419,299
	負債性資本調達手段等		2,265,613	2,532,481
	うち永久劣後債務(注3)		686,620	861,254
	うち期限付劣後債務及び期限付優先株(注4)		1,578,993	1,671,227
	計		3,336,184	3,211,103
	うち自己資本への算入額	(B)	3,075,986	3,116,833
準補完的項目	短期劣後債務		—	—
	うち自己資本への算入額	(C)	—	—
控除項目	控除項目(注5)	(D)	55,437	113,008
自己資本額	(A)+(B)+(C)−(D)	(E)	6,096,536	6,157,741
リスク・アセット等	資産(オン・バランス)項目		49,482,759	49,180,962
	オフ・バランス取引項目		3,169,261	4,842,581
	信用リスク・アセットの額	(F)	52,652,021	54,023,544
	マーケット・リスク相当額に係る額((H)/8%)	(G)	233,309	200,978
	(参考)マーケット・リスク相当額	(H)	18,664	16,078
	計((F)+(G))	(I)	52,885,330	54,224,522
単体自己資本比率(国際統一基準)=(E)/(I)×100(%)			11.52%	11.35%

(注) 1 資本金の「うち非累積的永久優先株」については、非累積的永久優先株に係る資本項目別の残高内訳がないため記載しておりません。なお、基本的項目に含まれる非累積的永久優先株の額は1,301,000百万円であります。

2 告示第14条第2項に掲げるもの、すなわち、ステップ・アップ金利等の特約を付すなど償還を行う蓋然性を有する株式等(海外特別目的会社の発行する優先出資証券を含む。)であります。

3 告示第15条第1項第4号に掲げる負債性資本調達手段で次に掲げる性質のすべてを有するものであります。

(1) 無担保で、かつ、他の債務に劣後する払込済のものであること。

(2) 一定の場合を除き、償還されないものであること。

(3) 業務を継続しながら損失の補てんに充当されるものであること。

(4) 利払い義務の延期が認められるものであること。

4 告示第15条第1項第5号及び第6号に掲げるものであります。ただし、期限付劣後債務は契約時における償還期間が5年を超えるものに限られております。

5 告示第17条第1項に掲げる他の金融機関の資本調達手段の意図的な保有相当額であります。

(※)　「連結自己資本比率(国際統一基準)」における「基本的項目」の中の「うち海外特別目的会社の発行する優先出資証券」及び、「単体自己資本比率(国際統一基準)」における「基本的項目」の中の「その他」には、以下の３件の優先出資証券が含まれております。

発行体	SB Treasury Company L.L.C.("SBTC-LLC")	SB Equity Securities (Cayman), Limited("SBES")	Sakura Preferred Capital (Cayman) Limited("SPCL")
発行証券の種類	配当非累積的永久優先出資証券	配当非累積的永久優先出資証券	配当非累積的永久優先出資証券
発行期間	定めず	定めず	定めず
任意償還	平成20年６月以降の各配当支払日 (ただし金融庁の事前承認が必要)	平成21年６月以降の各配当支払日 (ただし金融庁の事前承認が必要)	平成21年１月以降の各配当支払日 (ただし金融庁の事前承認が必要)
発行総額	1,800百万米ドル	340,000百万円 Series A-1　315,000百万円 Series A-2　5,000百万円 Series B　20,000百万円	283,750百万円 Initial Series　258,750百万円 Series B　25,000百万円
払込日	平成10年２月18日	Series A-1　平成11年２月26日 Series A-2　平成11年３月26日 Series B　平成11年３月１日	Initial Series　平成10年12月24日 Series B　平成11年３月30日
配当率	固定 (ただし平成20年６月の配当支払日以降は、変動配当率が適用されるとともに、150ベーシス・ポイントのステップアップ金利が付される)	Series A-1　変動(金利ステップアップなし) Series A-2　変動(金利ステップアップなし) Series B　固定(ただし平成21年６月の配当支払日以降は変動配当。金利ステップアップなし)	Initial Series　変動(金利ステップアップなし) Series B　変動(金利ステップアップなし)
配当日	毎年６月・12月の最終営業日	毎年６月・12月の最終営業日	毎年７月24日と１月24日 (休日の場合は翌営業日)
配当停止条件	以下のいずれかの事由が発生した場合は、配当の支払いは停止される(停止された配当は累積しない)。 ①当行が自己資本比率/Tier1比率の最低水準を達成できない場合(ただし配当停止は当行の任意) ②当行につき、清算、破産または清算的会社更生が開始された場合 ③当行優先株(注)2または普通株への配当が停止され、かつ当行が本優先出資証券への配当停止を決めた場合	以下のいずれかの事由が発生した場合は、配当の支払いは停止される(停止された配当は累積しない)。 ①「損失吸収事由(注)1」が発生した場合 ②当行優先株(注)2への配当が停止された場合 ③当行の配当可能利益が、当行優先株(注)2及びSBTC-LLCが発行した優先出資証券への年間配当予定額の合計額以下となる場合 ④当行普通株への配当が停止され、かつ当行が本優先出資証券(注)3への配当停止を決めた場合	以下のいずれかの事由が発生した場合は、配当の支払いは停止される(停止された配当は累積しない)。 ①当行優先株(注)2について当行直近営業年度にかかる配当が一切支払われなかった場合 ②当行自己資本比率が規制上必要な比率を下回った場合(但し、下記の強制配当事由の不存在を条件とする) ③当行が発行会社に対し配当不払いの通知をした場合(但し、下記の強制配当事由の不存在を条件とする) ④当行が支払不能若しくは債務超過である旨の通知を当行が発行会社に行なった場合
配当制限	規定なし	当行優先株(注)2への配当が減額された場合は本優先出資証券(注)3への配当も同じ割合で減額される。	当行優先株(注)2への配当が減額された場合は本優先出資証券(注)3への配当も同じ割合で減額される。
配当可能利益制限	規定なし	本優先出資証券(注)3への配当額は、当行の配当可能利益／予想配当可能利益から、当行優先株(注)2及びSBTC-LLCが発行した優先出資証券への年間配当予定額を差し引いた、残余額の範囲内でなければならない(注)4(注)5。	本優先出資証券(注)3への配当金は、直近営業年度の当行配当可能利益額(当行優先株(注)2への配当があればその額を控除した額)の範囲内で支払われる(注)6。
強制配当	当行直近営業年度につき当行株式への配当が支払われた場合には、同営業年度末を含む暦年の12月及び翌暦年の６月における配当が全額なされる。	当行直近営業年度につき当行普通株式への配当が支払われた場合には、同営業年度末を含む暦年の12月及び翌暦年の６月における配当が全額なされる。但し、上記「配当停止条件」①ないし③、「配当制限」及び「配当可能利益制限」の制限に服する。	当行直近営業年度の当行普通株式の中間又は期末配当が支払われた場合には同営業年度末以降連続する２配当支払日(同年度末を含む暦年の７月及び翌暦年の１月)における配当が全額なされる。但し、上記の「配当停止条件」④及び「配当可能利益制限」の制限に服する。
残余財産分配請求権	当行優先株(注)2と同格	当行優先株(注)2と同格	当行優先株(注)2と同格

(注) 1　損失吸収事由

当行につき、①自己資本比率/Tier1比率の最低水準未達、②債務不履行、③債務超過、または④「管理変更事由」(ⓐ清算事由<清算、破産または清算的会社更生>の発生、ⓑ会社更生、会社整理等の手続開始、ⓒ監督当局が、当行が支払不能または債務超過の状態にあること、または当行を公的管理に置くことを公表)が発生すること。ただし①の場合は、配当を停止するかどうかは当行の任意。

2　当行優先株

自己資本比率規制上の基本的項目と認められる優先株。今後発行される優先株を含む。

3　本優先出資証券

当該発行体が今後新たに優先出資証券を発行した場合は、当該新発優先出資証券を含む。

4　SBESの配当可能利益制限における予想配当可能利益の勘案

当該現会計年度における本優先出資証券への年間配当予定額が、前会計年度末の当行の配当可能利益を基に計算した残余額の範囲内であっても、翌会計年度における本優先出資証券への年間配当予定額が、当該現会計年度末の当行の予想配当可能利益を基に計算した残余額を超える見込みである場合には、当該現会計年度における本優先出資証券への配当は、現会計年度末の予想配当可能利益を基に計算した残余額の範囲内で支払われる。

5　SBES以外の発行体から優先出資証券が発行されている場合の配当可能利益制限

SBES以外の当行連結子会社が、本優先出資証券と実質的に同条件の優先出資証券(「案分配当証券」)を発行している場合は、本優先出資証券への年間配当額は、案分配当証券がなければその限度額となる「残余額」に、本優先出資証券への年間配当予定額を分子、本優先出資証券への年間配当予定額と案分配当証券への年間配当予定額の和を分母とする分数に乗じて得られる金額の範囲内でなければならない。

6　SPCL以外の発行体から優先出資証券が発行されている場合の配当可能利益制限

SPCL以外の当行連結子会社が、配当受領権において当行優先株と同格の証券を発行している場合は、本優先出資証券への配当額は、直近営業年度の当行配当可能利益額(当行優先株への配当があればその額を控除した額)に、本優先出資証券への配当予定額を分子、本優先出資証券への配当予定額と当該連結子会社が発行する証券への配当予定額の和を分母とする分数を乗じて得られる金額の範囲内でなければならない。

（資産の査定）

（参考）

資産の査定は、「金融機能の再生のための緊急措置に関する法律」（平成10年法律第132号）第６条に基づき、当行の中間貸借対照表の貸出金及び外国為替、その他資産中の未収利息及び仮払金並びに支払承諾見返の各勘定、及び使用貸借又は賃貸借契約による貸付有価証券について債務者の財政状態及び経営成績等を基礎として次のとおり区分するものであります。

1　破産更生債権及びこれらに準ずる債権

破産更生債権及びこれらに準ずる債権とは、破産、会社更生、再生手続等の事由により経営破綻に陥っている債務者に対する債権及びこれらに準ずる債権をいう。

2　危険債権

危険債権とは、債務者が経営破綻の状態には至っていないが、財政状態及び経営成績が悪化し、契約に従った債権の元本の回収及び利息の受取りができない可能性の高い債権をいう。

3　要管理債権

要管理債権とは、３カ月以上延滞債権及び貸出条件緩和債権をいう。

4　正常債権

正常債権とは、債務者の財政状態及び経営成績に特に問題がないものとして、上記１から３までに掲げる債権以外のものに区分される債権をいう。

資産の査定の額

債権の区分	平成15年９月30日現在	平成16年９月30日現在
	金額(億円)	金額(億円)
破産更生債権及びこれらに準ずる債権	5,061	5,811
危険債権	16,312	11,241
要管理債権	17,293	7,792
正常債権	566,238	536,734

2 【生産、受注及び販売の状況】

「生産、受注及び販売の状況」は、銀行業における業務の特殊性のため、該当する情報がないので記載しておりません。

3 【対処すべき課題】

当行は、「バランスシートのクリーンアップ」の総仕上げと「収益力の強化」に向け、平成16年度における対処すべき経営課題として以下を掲げております。

(「バランスシートのクリーンアップ」の総仕上げ)

当行は、上期において不良債権(金融再生法上の開示債権)残高を平成16年３月末対比約3,300億円削減し、９月末の不良債権残高を約２兆4,800億円、不良債権比率を4.4％といたしました。この結果、平成16年度末までに平成14年３月末の不良債権比率8.9％を半減するとの目標を、半年前倒しで達成いたしました。下期におきましても、企業再生・劣化防止に一段と注力すると共に、オフバランス化を一層推進し、平成16年度末の不良債権残高を２兆円未満、不良債権比率を３％台としてまいります。また、保有株式につきましては、これまでに大幅な削減を行い、既に残高を株式保有制限で求められる水準以下に収めておりますが、株価変動リスクの更なる削減に向け、上期に約2,000億円を売却し、下期以降も引続き圧縮に取り組んでまいります。

(「収益力の強化」)

収益力の強化としては、競争優位性を持つ戦略ビジネスの一段の強化、新たなビジネスモデルの確立、チャネル・顧客基盤の拡充を行うとともに、三井住友カード、三井住友銀リース、日本総合研究所、大和証券エスエムビーシー、大和住銀投信投資顧問等、強力な事業基盤を持つグループ会社各社との協働や、業界のリーディング・カンパニーとの提携戦略を積極的に推進してまいります。

具体的には、ビジネスセレクトローン・Ｎファンド等の中堅・中小企業向けリスクテイク貸出を、リスク対応力の更なる強化やチャネルの拡充等を通じて一段と増加させてまいります。また、投資信託・個人年金保険販売・住宅ローン等の個人向けコンサルティングビジネスを、専門拠点でありますＳＭＢＣコンサルティングプラザの増設や新商品の投入等を通じ、更に強化してまいります。投資銀行ビジネスにつきましては、シンジケート・ローンやストラクチャード・ファイナンス等、ソリューション提供力を高めると共に、大和証券エスエムビーシーとの連携を更に強化し、収益増強を進めてまいります。

また、本年６月に発表いたしましたプロミスとの戦略的提携により、当行のチャネル・顧客基盤とプロミスの専門性・ノウハウを融合した新たなビジネスモデルを確立し、コンシューマー・ファイナンスビジネスを抜本的に強化いたします。当面は、来年４月を目処としたコンシューマーローンの提供に向け、着実に準備を進めてまいります。

海外ビジネスについては、中国を中心としたアジア関連ビジネスを一段と強化することはもとより、欧米においても、戦略的な資源投入により、ビジネスボリュームの拡大を進めてまいります。

当行は、平成16年度、「バランスシートのクリーンアップ」の総仕上げと「収益力の強化」の両面において着実な成果をお示しすることにより、当行に対する市場の総合的評価を向上させてまいりたいと考えております。

4 【経営上の重要な契約等】

平成16年６月21日付で、当行と当行の親会社である株式会社三井住友フィナンシャルグループはプロミス株式会社と、変化するお客さまのファイナンスニーズをきめ細かく捕捉するとともに、より魅力的なローン商品の開発を通じて新たなお客さまのニーズに応えるため、コンシューマー・ファイナンス事業における戦略的提携を行うことについて基本合意書を締結し、同年９月27日付で業務提携契約を締結いたしました。

5 【研究開発活動】

当中間連結会計期間の研究開発活動につきましては、その他事業(システム開発・情報処理業)を行う子会社において、業務システムに関する研究開発を行いました。なお、研究開発費の金額は、14百万円であります。

第３　【設備の状況】

１　【主要な設備の状況】

当中間連結会計期間において、主要な設備に重要な異動はありません。

２　【設備の新設、除却等の計画】

当中間連結会計期間において、前連結会計年度末に計画した重要な設備の新設、除却等について、重要な変更はありません。また、当中間連結会計期間中に新たに確定した計画について、記載すべき重要なものはありません。

第４ 【提出会社の状況】

１ 【株式等の状況】

(1) 【株式の総数等】

① 【株式の総数】

種類	会社が発行する株式の総数(株)
普通株式	100,000,000
第一種優先株式	35,000
第二種優先株式	100,000
第三種優先株式	695,000
第四種優先株式	250,000
第五種優先株式	250,000
第六種優先株式	300,000
計	101,630,000

(注) 「当銀行の発行する株式の総数は、101,767,000株とし、このうち100,000,000株は普通株式、67,000株は第一種優先株式、100,000株は第二種優先株式、800,000株は第三種優先株式、250,000株は第四種優先株式、250,000株は第五種優先株式、300,000株は第六種優先株式とする。ただし、株式の消却または第一種優先株式、第二種優先株式、第三種優先株式、第四種優先株式もしくは第五種優先株式の普通株式への転換があったときは、これに相当する株式数を減ずる。」旨定款に定めております。

なお、当中間会計期間の末日までに第一種優先株式32,000株、第三種優先株式105,000株がそれぞれ普通株式に転換されております。

② 【発行済株式】

種類	中間会計期間末現在発行数(株)(平成16年９月30日)	提出日現在発行数(株)(平成16年12月14日)	上場証券取引所名又は登録証券業協会名	内容
普通株式	55,212,947	同左	―	議決権あり (注)１
第一種優先株式	35,000	同左	―	(注)１，２
第二種優先株式	100,000	同左	―	(注)３
第三種優先株式	695,000	同左	―	(注)１，４
計	56,042,947	同左	―	―

(注) １ 提出日現在の発行数には、平成16年12月１日から半期報告書を提出する日までの優先株式の転換による株式数の増減は含まれておりません。

２ 第一種優先株式の主な内容は次のとおりであります。

(イ)優先配当金

(a) 当行は、利益配当を行うときは、第一種優先株式を有する株主(以下「第一種優先株主」という)または第一種優先株式の登録質権者(第一種優先株主および第一種優先株式の登録質権者を以下「第一種優先株主等」と総称する)に対し、普通株式を有する株主または普通株式の登録質権者(以下「普通株主等」と総称する)に先立ち、第一種優先株式１株につき10,500円の利益配当金(以下「優先配当金」という)を支払う。ただし、当該営業年度において下記(ロ)に定める中間配当金を支払ったときは、優先配当金から当該中間配当金の額を控除した額を支払う。

(b) ある営業年度において、第一種優先株主等に対して支払う利益配当金の額が優先配当金の額に満たないときは、その不足額は、翌営業年度以降に累積しない。

(c) 第一種優先株主等に対しては、優先配当金を超えて配当は行わない。

(ロ)優先中間配当金

当行は、中間配当を行うときは、第一種優先株主等に対し、普通株主等に先立ち、第一種優先株式１株につき10,500円を上限として中間配当金を支払う。

(ハ)残余財産の分配

(a) 当行は、残余財産を分配するときは、第一種優先株主等に対し、普通株主等に先立ち、第一種優先株式１株につき3,000,000円を支払う。

(b) 第一種優先株主等に対しては、上記(a)のほか、残余財産の分配は行わない。

(ニ)消却

当行は、いつでも第一種優先株式を買い入れ、これを株主に配当すべき利益をもって当該買入価額により消却することができる。

(ホ)議決権

第一種優先株主は、株主総会において議決権を有しない。ただし、優先配当金を受ける旨の議案が定時株主総会に提出されなかったときは当該定時株主総会より、優先配当金を受ける旨の議案が定時株主総会において否決されたときは当該定時株主総会終結の時より、優先配当金を受ける旨の決議がある時までは議決権を有するものとする。

(ヘ)株式の併合または分割、新株引受権等

(a) 当行は、法令に定める場合を除き、第一種優先株式について株式の併合または分割は行わない。

(b) 当行は、第一種優先株主に対し、新株の引受権、新株予約権または新株予約権付社債の引受権を与えない。

(ト)普通株式への転換

第一種優先株主は、以下に定めるところにより第一種優先株式の普通株式への転換を請求することができる。

①転換請求期間

発行日から平成21年２月26日まで。

ただし、株主総会において権利を行使すべき株主を確定するための基準日の翌日から当該基準日の対象となる株主総会終結の日までの期間を除く。

②転換の条件

㋑転換価額

転換価額は952,400円とする。

㋺転換価額の修正

転換価額は、平成15年８月１日から平成20年８月１日までの毎年８月１日(以下「修正日」という)に、各修正日に先立つ45取引日目に始まる30取引日の東京証券取引所における完全親会社である株式会社三井住友フィナンシャルグループの普通株式の普通取引の毎日の終値(気配表示を含む)の平均値(終値のない日数を除く)に修正される。

修正後転換価額は、10円の位まで算出し、その10円の位を四捨五入する。ただし、修正後転換価額が952,400円(以下「下限転換価額」という。ただし、下記㋩により調整される)を下回る場合には、下限転換価額をもって修正後転換価額とする。なお、各修正日に先立つ45取引日目から各修正日までの間に下記㋩により転換価額を調整すべき事由が生じた場合には、修正後転換価額は㋩に準じて調整される。

㋩転換価額の調整

ⓐ第一種優先株式発行後、次の(ⅰ)から(ⅲ)までのいずれかに該当する場合には、転換価額は、下記の算式(以下「転換価額調整式」という)により調整される。

$$\text{調整後転換価額} = \text{調整前転換価額} \times \frac{\text{既発行の普通株式数} + \dfrac{\text{新発行の普通株式数} \times 1\text{株当りの払込金額}}{\text{時価}}}{\text{既発行の普通株式数} + \text{新発行の普通株式数}}$$

調整後転換価額は10円の位まで算出し、その10円の位を四捨五入する。

ただし、転換価額調整式により算出される調整後転換価額が100,000円を下回る場合には、100,000円を調整後転換価額とする。

(ⅰ)転換価額調整式で使用する時価を下回る払込金額をもって普通株式を発行する場合

株主に引受権を付与するときはその割当日の翌日を、それ以外のときは払込期日の翌日を、調整後転換価額の適用開始日とする。

（ⅱ）株式分割により普通株式を発行する場合
株式の分割のための株主割当日の翌日を、調整後転換価額の適用開始日とする。
ただし、配当可能利益を資本に組入れることを条件として株式分割を行う場合において、株式分割の割当日が配当可能利益の資本組入を決議すべき株主総会の日よりも前であるときは、当該株主総会の終結の日の翌日を、調整後転換価額の適用開始日とする。

（ⅲ）転換価額調整式で使用する時価を下回る価額をもって普通株式に転換することができる株式（以下「転換型株式」という）または転換価額調整式で使用する時価を下回る価額の払込をもって普通株式の発行を請求できる新株予約権または新株予約権付社債を発行する場合
株主に引受権を付与するときはその割当日の翌日を、それ以外のときは払込期日（無償で新株予約権を発行する場合は発行の日）の翌日を、調整後転換価額の適用開始日とする。この場合、調整後転換価額の適用開始日の前日に、発行される転換型株式の全額が普通株式に転換されたものとみなし、またはすべての新株予約権が行使されたものとみなし、調整後転換価額を算出するものとする。以降の調整においては、かかるみなし株式数は、転換または新株予約権行使の結果発行された株式数を上回る限りにおいて、既発行の普通株式数に算入される。

ⓑ合併、資本の減少または普通株式の併合等により転換価額の調整を必要とする場合には、上記ⓐに準じて取締役会が適当と判断する価額に調整される。

ⓒ転換価額調整式で使用する時価は、調整後転換価額の適用開始日（ただし、上記ⓐ（ⅱ）ただし書きの場合には株主割当日）に先立つ45取引日目に始まる30取引日の東京証券取引所における完全親会社である株式会社三井住友フィナンシャルグループの普通株式の普通取引の毎日の終値（気配表示を含む）の平均値（終値のない日数を除く）とする。
ただし、平均値の計算は、10円の位まで算出し、その10円の位を四捨五入する。なお、調整後転換価額の適用開始日に先立つ45取引日目から当該適用開始日までの間に上記ⓐにより転換価額を調整すべき事由が生じた場合には、調整後転換価額は上記ⓐに準じて調整される。

ⓓ転換価額調整式で使用する調整前転換価額は、調整後転換価額の適用開始日の前日において有効な転換価額とする。

ⓔ転換価額調整式で使用する既発行の普通株式数は、株主割当日がある場合はその日、株主割当日がない場合は調整後転換価額の適用開始日の１ヵ月前の日における当行の発行済普通株式数とする。

㊁転換により発行すべき普通株式数
第一種優先株式の転換により発行すべき当行の普通株式数は、次のとおりとする。

$$\text{転換により発行すべき普通株式数} = \frac{\text{第一種優先株主が転換請求のために提出した第一種優先株式の発行価額総額}}{\text{転換価額}}$$

発行すべき普通株式数の算出に当って１株未満の端数が生じたときは、これを切り捨てる。

㊭転換により発行する株式の内容
当行普通株式

㊃転換請求受付場所
東京都千代田区丸の内一丁目４番４号
住友信託銀行株式会社　証券代行部

㊦転換の効力発生
転換の効力は、転換請求書および第一種優先株式の株券が上記㊃の転換請求受付場所に到着した日に発生する。

③一斉転換

㋑転換請求期間中に転換の請求がなされなかった第一種優先株式は、同期間の末日の翌日（以下「一斉転換日」という）をもって、第一種優先株式１株の払込金相当額を一斉転換日に先立つ45取引日目に始まる30取引日の東京証券取引所における完全親会社である株式会社三井住友フィナンシャルグループの普通株式の普通取引の毎日の終値（気配表示を含む）の平均値（終値のない日数を除く）で除して得られる数の普通株式となる。平均値の計算は10円の位まで算出し、その10円の位を四捨五入する。ただし、当該平均値が500,000円を下回るときは、第一種優先株式１株の払込金相当額を500,000円で除して得られる数の普通株式となる。

㋺上記㋑の普通株式数の算出に当って１株に満たない端数が生じたときは、商法に定める株式併合の場合に準じてこれを取り扱う。

④優先株式の転換と配当

第一種優先株式の転換により発行された普通株式に対する最初の利益配当金または中間配当金は、転換の請求または一斉転換が４月１日から12月31日までになされたときは４月１日に、翌年１月１日から同年３月31日までになされたときは同年１月１日に、それぞれ転換があったものとみなしてこれを支払う。

3　第二種優先株式の主な内容は次のとおりであります。

(イ)優先配当金

(a) 当行は、利益配当を行うときは、第二種優先株式を有する株主(以下「第二種優先株主」という)または第二種優先株式の登録質権者(第二種優先株主および第二種優先株式の登録質権者を以下「第二種優先株主等」と総称する)に対し、普通株式を有する株主または普通株式の登録質権者(以下「普通株主等」と総称する)に先立ち、第二種優先株式１株につき28,500円の利益配当金(以下「優先配当金」という)を支払う。ただし、当該営業年度において下記(ロ)に定める中間配当金を支払ったときは、優先配当金から当該中間配当金の額を控除した額を支払う。

(b) ある営業年度において、第二種優先株主等に対して支払う利益配当金の額が優先配当金の額に満たないときは、その不足額は、翌営業年度以降に累積しない。

(c) 第二種優先株主等に対しては、優先配当金を超えて配当は行わない。

(ロ)優先中間配当金

当行は、中間配当を行うときは、第二種優先株主等に対し、普通株主等に先立ち、第二種優先株式１株につき28,500円を上限として中間配当金を支払う。

(ハ)残余財産の分配

(a) 当行は、残余財産を分配するときは、第二種優先株主等に対し、普通株主等に先立ち、第二種優先株式１株につき3,000,000円を支払う。

(b) 第二種優先株主等に対しては、上記(a)のほか、残余財産の分配は行わない。

(ニ)消却

当行は、いつでも第二種優先株式を買い入れ、これを株主に配当すべき利益をもって当該買入価額により消却することができる。

(ホ)議決権

第二種優先株主は、株主総会において議決権を有しない。ただし、優先配当金を受ける旨の議案が定時株主総会に提出されなかったときは当該定時株主総会より、優先配当金を受ける旨の議案が定時株主総会において否決されたときは当該定時株主総会終結の時より、優先配当金を受ける旨の決議がある時までは議決権を有するものとする。

(ヘ)株式の併合または分割、新株引受権等

(a) 当行は、法令に定める場合を除き、第二種優先株式について株式の併合または分割は行わない。

(b) 当行は、第二種優先株主に対し、新株の引受権、新株予約権または新株予約権付社債の引受権を与えない。

(ト)普通株式への転換

第二種優先株主は、以下に定めるところにより第二種優先株式の普通株式への転換を請求することができる。

①転換請求期間

平成17年８月１日から平成21年２月26日まで。

ただし、株主総会において権利を行使すべき株主を確定するための基準日の翌日から当該基準日の対象となる株主総会終結の日までの期間を除く。

②転換の条件

㋑当初転換価額

当初転換価額は、平成17年８月１日に先立つ45取引日目に始まる30取引日の東京証券取引所における完全親会社である株式会社三井住友フィナンシャルグループの普通株式の普通取引の毎日の終値(気配表示を含む)の平均値(終値のない日数を除く)とする。当初転換価額は、10円の位まで算出し、その10円の位を四捨五入する。ただし、当該価額が952,400円(ただし、下記㋩により調整される)を下回る場合には、952,400円をもって当初転換価額とする。

㊁転換価額の修正

転換価額は、平成18年８月１日から平成20年８月１日までの毎年８月１日(以下「修正日」という)に、各修正日に先立つ45取引日目に始まる30取引日の東京証券取引所における完全親会社である株式会社三井住友フィナンシャルグループの普通株式の普通取引の毎日の終値(気配表示を含む)の平均値(終値のない日数を除く)に修正される。

修正後転換価額は、10円の位まで算出し、その10円の位を四捨五入する。ただし、修正後転換価額が952,400円(以下「下限転換価額」という。ただし、下記㋩により調整される)を下回る場合には、下限転換価額をもって修正後転換価額とする。なお、各修正日に先立つ45取引日目から各修正日までの間に下記㋩により転換価額を調整すべき事由が生じた場合には、修正後転換価額は㋩に準じて調整される。

㋩転換価額の調整

ⓐ第二種優先株式発行後、次の(ⅰ)から(ⅲ)までのいずれかに該当する場合には、転換価額は、下記の算式(以下「転換価額調整式」という)により調整される。

$$調整後転換価額＝調整前転換価額\times\frac{既発行の普通株式数＋\dfrac{新発行の普通株式数\times１株当りの払込金額}{時価}}{既発行の普通株式数＋新発行の普通株式数}$$

調整後転換価額は10円の位まで算出し、その10円の位を四捨五入する。

ただし、転換価額調整式により算出される調整後転換価額が100,000円を下回る場合には、100,000円を調整後転換価額とする。

(ⅰ)転換価額調整式で使用する時価を下回る払込金額をもって普通株式を発行する場合

株主に引受権を付与するときはその割当日の翌日を、それ以外のときは払込期日の翌日を、調整後転換価額の適用開始日とする。

(ⅱ)株式分割により普通株式を発行する場合

株式の分割のための株主割当日の翌日を、調整後転換価額の適用開始日とする。

ただし、配当可能利益を資本に組入れることを条件として株式分割を行う場合において、株式分割の割当日が配当可能利益の資本組入を決議すべき株主総会の日よりも前であるときは、当該株主総会の終結の日の翌日を、調整後転換価額の適用開始日とする。

(ⅲ)転換価額調整式で使用する時価を下回る価額をもって普通株式に転換することができる株式(以下「転換型株式」という)または転換価額調整式で使用する時価を下回る価額の払込をもって普通株式の発行を請求できる新株予約権または新株予約権付社債を発行する場合

株主に引受権を付与するときはその割当日の翌日を、それ以外のときは払込期日(無償で新株予約権を発行する場合は発行の日)の翌日を、調整後転換価額の適用開始日とする。この場合、調整後転換価額の適用開始日の前日に、発行される転換型株式の全額が普通株式に転換されたものとみなし、またはすべての新株予約権が行使されたものとみなし、調整後転換価額を算出するものとする。以降の調整においては、かかるみなし株式数は、転換または新株予約権行使の結果発行された株式数を上回る限りにおいて、既発行の普通株式数に算入される。

ⓑ合併、資本の減少または普通株式の併合等により転換価額の調整を必要とする場合には、上記ⓐに準じて取締役会が適当と判断する価額に調整される。

ⓒ転換価額調整式で使用する時価は、調整後転換価額の適用開始日(ただし、上記ⓐ(ⅱ)ただし書きの場合には株主割当日)に先立つ45取引日目に始まる30取引日の東京証券取引所における完全親会社である株式会社三井住友フィナンシャルグループの普通株式の普通取引の毎日の終値(気配表示を含む)の平均値(終値のない日数を除く)とする。

ただし、平均値の計算は、10円の位まで算出し、その10円の位を四捨五入する。なお、調整後転換価額の適用開始日に先立つ45取引日目から当該適用開始日までの間に上記ⓐにより転換価額を調整すべき事由が生じた場合には、調整後転換価額は上記ⓐに準じて調整される。

ⓓ転換価額調整式で使用する調整前転換価額は、調整後転換価額の適用開始日の前日において有効な転換価額とする。

ⓔ転換価額調整式で使用する既発行の普通株式数は、株主割当日がある場合はその日、株主割当日がない場合は調整後転換価額の適用開始日の１ヵ月前の日における当行の発行済普通株式数とする。

㊁転換により発行すべき普通株式数

第二種優先株式の転換により発行すべき当行の普通株式数は、次のとおりとする。

$$\text{転換により発行すべき普通株式数} = \frac{\text{第二種優先株主が転換請求のために提出した第二種優先株式の発行価額総額}}{\text{転換価額}}$$

発行すべき普通株式数の算出に当って１株未満の端数が生じたときは、これを切り捨てる。

㋭転換により発行する株式の内容

当行普通株式

㋬転換請求受付場所

東京都千代田区丸の内一丁目４番４号

住友信託銀行株式会社　証券代行部

㋣転換の効力発生

転換の効力は、転換請求書および第二種優先株式の株券が上記㋬の転換請求受付場所に到着した日に発生する。

③一斉転換

㋑転換請求期間中に転換の請求がなされなかった第二種優先株式は、同期間の末日の翌日(以下「一斉転換日」という)をもって、第二種優先株式１株の払込金相当額を一斉転換日に先立つ45取引日目に始まる30取引日の東京証券取引所における完全親会社である株式会社三井住友フィナンシャルグループの普通株式の普通取引の毎日の終値(気配表示を含む)の平均値(終値のない日数を除く)で除して得られる数の普通株式となる。平均値の計算は10円の位まで算出し、その10円の位を四捨五入する。ただし、当該平均値が500,000円を下回るときは、第二種優先株式１株の払込金相当額を500,000円で除して得られる数の普通株式となる。

㋺上記㋑の普通株式数の算出に当って１株に満たない端数が生じたときは、商法に定める株式併合の場合に準じてこれを取り扱う。

④優先株式の転換と配当

第二種優先株式の転換により発行された普通株式に対する最初の利益配当金または中間配当金は、転換の請求または一斉転換が４月１日から12月31日までになされたときは４月１日に、翌年１月１日から同年３月31日までになされたときは同年１月１日に、それぞれ転換があったものとみなしてこれを支払う。

4　第三種優先株式の主な内容は次のとおりであります。

(イ)優先配当金

(a) 当行は、利益配当を行うときは、第三種優先株式を有する株主(以下「第三種優先株主」という)または第三種優先株式の登録質権者(第三種優先株主および第三種優先株式の登録質権者を以下「第三種優先株主等」と総称する)に対し、普通株式を有する株主または普通株式の登録質権者(以下「普通株主等」と総称する)に先立ち、第三種優先株式１株につき13,700円の利益配当金(以下「優先配当金」という)を支払う。ただし、当該営業年度において下記(ロ)に定める中間配当金を支払ったときは、優先配当金から当該中間配当金の額を控除した額を支払う。

(b) ある営業年度において、第三種優先株主等に対して支払う利益配当金の額が優先配当金の額に満たないときは、その不足額は、翌営業年度以降に累積しない。

(c) 第三種優先株主等に対しては、優先配当金額を超えて配当は行わない。

(ロ)優先中間配当金

当行は、中間配当を行うときは、第三種優先株主等に対し、普通株主等に先立ち、第三種優先株式１株につき13,700円を上限として中間配当金を支払う。

(ハ)残余財産の分配

(a) 当行は、残余財産を分配するときは、第三種優先株主等に対し、普通株主等に先立ち、第三種優先株式１株につき1,000,000円を支払う。

(b) 第三種優先株主等に対しては、上記(a)のほか、残余財産の分配は行わない。

(ニ)消却

当行は、いつでも第三種優先株式を買い入れ、これを株主に配当すべき利益をもって当該買入価額により消却することができる。

(ホ)議決権

第三種優先株主は、株主総会において議決権を有しない。ただし、優先配当金を受ける旨の議案が定時株主総会に提出されなかったときは当該定時株主総会より、優先配当金を受ける旨の議案が定時株主総会において否決されたときは当該定時株主総会終結の時より、優先配当金を受ける旨の決議がある時までは議決権を有するものとする。

(ヘ)株式の併合または分割、新株引受権等

(a) 当行は、法令に定める場合を除き、第三種優先株式について株式の併合または分割は行わない。

(b) 当行は、第三種優先株主に対し、新株の引受権、新株予約権または新株予約権付社債の引受権を与えない。

(ト)普通株式への転換

第三種優先株主は、以下に定めるところにより第三種優先株式の普通株式への転換を請求することができる。

①転換請求期間

発行日から平成21年９月30日まで。

ただし、株主総会において権利を行使すべき株主を確定するための基準日の翌日から当該基準日の対象となる株主総会終結の日までの期間を除く。

②転換の条件

㋑転換価額

第三種優先株式は、644,200円の転換価額で普通株式に転換することができる。

㋺転換価額の修正

転換価額は、平成15年10月１日以降平成18年10月１日までの毎年10月１日(以下「修正日」という)に、各修正日に先立つ45取引日目に始まる30取引日(以下「時価算定期間」という)の東京証券取引所における完全親会社である株式会社三井住友フィナンシャルグループの普通株式の普通取引の毎日の終値(気配表示を含む)の平均値(終値のない日数を除く)に修正される。

修正後転換価額は、10円の位まで算出し、その10円の位を四捨五入する。ただし、修正後転換価額が251,100円(以下「下限転換価額」という。ただし、下記㋩により調整される)を下回る場合には、下限転換価額をもって修正後転換価額とする。

㋩転換価額の調整

ⓐ第三種優先株式発行後、次の(ⅰ)から(ⅲ)までのいずれかに該当する場合には、転換価額は、下記の算式(以下「転換価額調整式」という)により調整される。

$$\text{調整後転換価額} = \text{調整前転換価額} \times \frac{\text{既発行の普通株式数} + \dfrac{\text{新発行の普通株式数} \times 1\text{株当りの払込金額}}{\text{時価}}}{\text{既発行の普通株式数} + \text{新発行の普通株式数}}$$

調整後転換価額は10円の位まで算出し、その10円の位を四捨五入する。

ただし、転換価額調整式により算出される調整後転換価額が100,000円を下回る場合には、100,000円を調整後転換価額とする。

(ⅰ)転換価額調整式で使用する時価を下回る払込金額をもって普通株式を発行する場合

株主に引受権を付与するときはその割当日の翌日を、それ以外のときは払込期日の翌日を、調整後転換価額の適用開始日とする。

(ⅱ)株式分割により普通株式を発行する場合

株式の分割のための株主割当日の翌日を調整後転換価額の適用開始日とする。

ただし、配当可能利益を資本に組入れることを条件として株式分割を行う場合において、株式分割の割当日が配当可能利益の資本組入を決議すべき株主総会の日よりも前であるときは、当該株主総会の終結の日の翌日を、調整後転換価額の適用開始日とする。

(ⅲ)転換価額調整式で使用する時価を下回る価額をもって普通株式に転換することができる株式(以下「転換型株式」という)または転換価額調整式で使用する時価を下回る価額の払込をもって普通株式の発行を請求できる新株予約権または新株予約権付社債を発行する場合

株主に引受権を付与するときはその割当日の翌日を、それ以外のときは払込期日(無償で新株予約権を発行する場合は発行の日)の翌日を、調整後転換価額の適用開始日とする。この場合、調整後転換価額の適用開始日の前日に、発行される転換型株式の全額が普通株式に転換されたものとみなし、またはすべての新株予約権が行使されたものとみなし、調整後転換価額を算出するものとする。ただし、当該発行される転換型株式の転換価額または新株予約権の行使に際しての払込金額がその払込期日(無償で新株予約権を発行する場合は発行の日)または割当日において確定しない場合には、転換または新株予約権の行使のされ得る最初の日を調整後転換価額の適用開始日とし、その前日に、発行される転換型株式の全額が普通株式に転換、またはすべての新株予約権が行使されたものとみなす。

ⓑただし、上記㋺に定める各時価算定期間の終了する日の翌日以降当該修正日前日までの間に転換価額を調整すべき事由が生じた場合には、上記㋺により修正された修正後転換価額を調整前転換価額として調整後転換価額を算出し、当該修正前転換価額については調整を行わないものとする。

ⓒ合併、資本の減少または普通株式の併合等により転換価額の調整を必要とする場合には、取締役会が適当と判断する価額に調整される。

ⓓ転換価額調整式で使用する時価は、調整後転換価額の適用開始日(ただし、上記ⓐ(ⅱ)ただし書きの場合には株主割当日)に先立つ45取引日目に始まる30取引日の東京証券取引所における完全親会社である株式会社三井住友フィナンシャルグループの普通株式の普通取引の毎日の終値(気配表示を含む)の平均値(終値のない日数を除く)とする。

ただし、平均値の計算は、10円の位まで算出し、その10円の位を四捨五入する。

ⓔ転換価額調整式で使用する調整前転換価額は、調整後転換価額の適用開始日の前日において有効な転換価額とする。

ⓕ転換価額調整式で使用する既発行の普通株式数は、株主割当日がある場合はその日、株主割当日がない場合は調整後転換価額の適用開始日の1ヵ月前の日における当行の発行済普通株式数とする。

ⓖ転換価額調整式で使用する1株当りの払込金額とは、上記ⓐ(ⅰ)の場合には当該払込金額(金銭以外の財産による払込の場合にはその適正な評価額)、上記ⓐ(ⅱ)の場合には0円、上記ⓐ(ⅲ)の場合には当該転換価額または新株予約権の発行価額及び行使に際しての払込金額の合計額をそれぞれいうものとする。

㊁下限転換価額の調整

上記㋩により転換価額の調整を行う場合には、下限転換価額についても、転換価額調整式を、「転換価額」を「下限転換価額」に置き換えたうえで適用して同様の調整を行い、上記㋩ⓒにより転換価額の調整を行う場合には、下限転換価額についても取締役会が適当と判断する価額に変更される。ただし、上記㋩ⓑに定める場合には、調整後転換価額は当該修正日以降これを適用するものとする。

㋭転換により発行すべき普通株式数

第三種優先株式の転換により発行すべき当行の普通株式数は、次のとおりとする。

$$\text{転換により発行すべき普通株式数} = \frac{\text{第三種優先株主が転換請求のために提出した第三種優先株式の発行価額総額}}{\text{転換価額}}$$

発行すべき普通株式数の算出に当って1株未満の端数が生じたときは、これを切り捨てる。

㋬転換により発行する株式の内容

当行普通株式

㋣転換請求受付場所

東京都千代田区丸の内一丁目4番4号

住友信託銀行株式会社　証券代行部

㋠転換の効力発生

転換の効力は、転換請求書および第三種優先株式の株券が上記㋣の転換請求受付場所に到着した日に発生する。

③一斉転換

㋑転換請求期間中に転換の請求がなされなかった第三種優先株式は、同期間の末日の翌日(以下「一斉転換日」という)をもって、第三種優先株式1株の払込金相当額を一斉転換日に先立つ45取引日目に始まる30取引日の東京証券取引所における完全親会社である株式会社三井住友フィナンシャルグループの普通株式の普通取引の毎日の終値(気配表示を含む)の平均値(終値のない日数を除く)で除して得られる数の普通株式となる。平均値の計算は10円の位まで算出し、その10円の位を四捨五入する。ただし、当該平均値が258,330円を下回るときは、第三種優先株式1株の払込金相当額を258,330円で除して得られる数の普通株式となる。

㋺上記㋑の普通株式数の算出に当って1株に満たない端数が生じたときは、商法に定める株式併合の場合に準じてこれを取り扱う。

④優先株式の転換と配当

第三種優先株式の転換により発行された普通株式に対する最初の利益配当金または中間配当金は、転換の請求または一斉転換が4月1日から12月31日までになされたときは4月1日に、翌年1月1日から同年3月31日までになされたときは同年1月1日に、それぞれ転換があったものとみなしてこれを支払う。

(2) 【新株予約権等の状況】

該当ありません。

(3) 【発行済株式総数、資本金等の状況】

年月日	発行済株式総数増減数(千株)	発行済株式総数残高(千株)	資本金増減額(千円)	資本金残高(千円)	資本準備金増減額(千円)	資本準備金残高(千円)
平成16年4月1日(注)1	—	55,778	—	559,985,000	△220,966,394	658,726,883
平成16年9月21日(注)2	0	55,778	—	559,985,000	246,205,398	904,932,281
平成16年4月1日～平成16年9月30日(注)3	264	56,042	—	559,985,000	—	904,932,281

(注) 1 一部の子会社の管理営業を承継させる新設分割によるものであります。

2 グループ会社再編にかかる株式交換によるものであります。

3 優先株式の普通株式への転換により、第一種優先株式が32千株、第三種優先株式が105千株それぞれ減少し、普通株式が401千株増加いたしました。

(4) 【大株主の状況】

① 普通株式

(平成16年9月30日現在)

氏名又は名称	住所	所有株式数(株)	発行済株式総数に対する所有株式数の割合(%)
株式会社三井住友フィナンシャルグループ	東京都千代田区有楽町一丁目1番2号	55,212,947	100.00
計	—	55,212,947	100.00

② 第一種優先株式

(平成16年9月30日現在)

氏名又は名称	住所	所有株式数(株)	発行済株式総数に対する所有株式数の割合(%)
株式会社三井住友フィナンシャルグループ	東京都千代田区有楽町一丁目1番2号	35,000	100.00
計	—	35,000	100.00

③ 第二種優先株式

(平成16年9月30日現在)

氏名又は名称	住所	所有株式数(株)	発行済株式総数に対する所有株式数の割合(%)
株式会社三井住友フィナンシャルグループ	東京都千代田区有楽町一丁目1番2号	100,000	100.00
計	—	100,000	100.00

④ 第三種優先株式

(平成16年9月30日現在)

氏名又は名称	住所	所有株式数(株)	発行済株式総数に対する所有株式数の割合(%)
株式会社三井住友フィナンシャルグループ	東京都千代田区有楽町一丁目1番2号	695,000	100.00
計	—	695,000	100.00

(5) 【議決権の状況】

① 【発行済株式】

(平成16年９月30日現在)

区分	株式数(株)	議決権の数(個)	内容
無議決権株式	優先株式　830,000	―	(1)株式の総数等②発行済株式参照
議決権制限株式(自己株式等)	―	―	―
議決権制限株式(その他)	―	―	―
完全議決権株式(自己株式等)	―	―	―
完全議決権株式(その他)	普通株式 55,212,947	55,212,947	―
端株	―	―	(注)
発行済株式総数	56,042,947	―	―
総株主の議決権	―	55,212,947	―

(注)　「１株に満たない端数を端株として端株原簿に記載または記録しない。」旨定款に定めております。

② 【自己株式等】

該当ありません。

2 【株価の推移】

【当該中間会計期間における月別最高・最低株価】

(1) 普通株式

当株式は証券取引所に上場されておりません。

また、店頭売買有価証券として日本証券業協会に登録されておりません。

(2) 第一種優先株式

当株式は証券取引所に上場されておりません。

また、店頭売買有価証券として日本証券業協会に登録されておりません。

(3) 第二種優先株式

当株式は証券取引所に上場されておりません。

また、店頭売買有価証券として日本証券業協会に登録されておりません。

(4) 第三種優先株式

当株式は証券取引所に上場されておりません。

また、店頭売買有価証券として日本証券業協会に登録されておりません。

3 【役員の状況】

(1) 新任役員

該当ありません。

(2) 退任役員

該当ありません。

(3) 役員の役職の異動

該当ありません。

(注) 執行役員の状況

執行役員(取締役を兼務する執行役員を除く。)のうち、執行役員が１名辞任しております。

第５　【経理の状況】

1　当行の中間連結財務諸表は、「中間連結財務諸表の用語、様式及び作成方法に関する規則」（平成11年大蔵省令第24号。以下「中間連結財務諸表規則」という。）に基づいて作成しておりますが、資産及び負債の分類並びに収益及び費用の分類は、「銀行法施行規則」（昭和57年大蔵省令第10号）に準拠しております。

前中間連結会計期間（自平成15年４月１日　至平成15年９月30日）は改正前の中間連結財務諸表規則及び銀行法施行規則に基づき、当中間連結会計期間（自平成16年４月１日　至平成16年９月30日）は改正後の中間連結財務諸表規則及び銀行法施行規則に基づき作成しております。

なお、当中間連結会計期間については、「財務諸表等の用語、様式及び作成方法に関する規則等の一部を改正する内閣府令」（平成16年１月30日内閣府令第５号）附則第３項のただし書きにより、改正前の中間連結財務諸表規則に基づき作成しております。

2　当行の中間財務諸表は、「中間財務諸表等の用語、様式及び作成方法に関する規則」（昭和52年大蔵省令第38号。以下「中間財務諸表等規則」という。）に基づいて作成しておりますが、資産及び負債の分類並びに収益及び費用の分類は、「銀行法施行規則」（昭和57年大蔵省令第10号）に準拠しております。

前中間会計期間（自平成15年４月１日　至平成15年９月30日）は改正前の中間財務諸表等規則及び銀行法施行規則に基づき、当中間会計期間（自平成16年４月１日　至平成16年９月30日）は改正後の中間財務諸表等規則及び銀行法施行規則に基づき作成しております。

なお、当中間会計期間については、「財務諸表等の用語、様式及び作成方法に関する規則等の一部を改正する内閣府令」（平成16年１月30日内閣府令第５号）附則第３項のただし書きにより、改正前の中間財務諸表等規則に基づき作成しております。

3　中間連結財務諸表及び中間財務諸表その他の事項の金額については、百万円未満を切り捨てて表示しております。

4　当行は、証券取引法第193条の２の規定に基づき、前中間連結会計期間の中間連結財務諸表及び前中間会計期間の中間財務諸表については朝日監査法人の監査証明を、当中間連結会計期間の中間連結財務諸表及び当中間会計期間の中間財務諸表についてはあずさ監査法人の監査証明を受けております。

なお、当行の会計監査を担当しております朝日監査法人は、平成16年１月１日付で朝日監査法人を存続法人としてあずさ監査法人と合併し、法人名称を「あずさ監査法人」に変更しております。

1 【中間連結財務諸表等】

(1) 【中間連結財務諸表】

① 【中間連結貸借対照表】

		前中間連結会計期間 (平成15年９月30日現在)		当中間連結会計期間 (平成16年９月30日現在)		前連結会計年度 連結貸借対照表 (平成16年３月31日現在)	
区分	注記番号	金額(百万円)	構成比(%)	金額(百万円)	構成比(%)	金額(百万円)	構成比(%)
(資産の部)							
現金預け金	※8	3,893,347	3.95	5,840,475	5.92	5,322,873	5.33
コールローン及び買入手形		654,263	0.66	406,571	0.41	360,509	0.36
買現先勘定		90,979	0.09	125,306	0.13	152,070	0.15
債券貸借取引支払保証金		625,010	0.64	1,621,384	1.65	1,009,328	1.01
買入金銭債権		445,240	0.45	521,954	0.53	481,547	0.48
特定取引資産	※8	3,485,349	3.54	3,274,740	3.32	3,306,780	3.31
金銭の信託		27,498	0.03	3,783	0.00	3,749	0.00
有価証券	※1,2,8	22,286,942	22.64	23,874,420	24.20	26,863,501	26.91
貸出金	※3,4,5,6,7,8,9	59,767,789	60.71	55,499,138	56.27	55,428,967	55.52
外国為替	※7	774,597	0.79	964,066	0.98	743,957	0.75
その他資産	※8,10	2,241,815	2.28	1,702,800	1.73	1,892,274	1.90
動産不動産	※8,11,12	898,699	0.91	862,778	0.87	896,614	0.90
リース資産	※12	31,187	0.03	24,215	0.02	24,835	0.02
繰延税金資産		1,778,716	1.81	1,685,643	1.71	1,646,920	1.65
再評価に係る繰延税金資産	※11	723	0.00	75	0.00	706	0.00
支払承諾見返		3,099,976	3.15	3,408,498	3.46	3,084,542	3.09
貸倒引当金		△1,652,181	△1.68	△1,183,025	△1.20	△1,375,921	△1.38
資産の部合計		98,449,957	100.00	98,632,829	100.00	99,843,258	100.00

		前中間連結会計期間 (平成15年9月30日現在)		当中間連結会計期間 (平成16年9月30日現在)		前連結会計年度 連結貸借対照表 (平成16年3月31日現在)	
区分	注記番号	金額(百万円)	構成比(%)	金額(百万円)	構成比(%)	金額(百万円)	構成比(%)
(負債の部)							
預金	※8	63,181,316	64.18	67,648,744	68.59	65,394,076	65.50
譲渡性預金		3,440,610	3.49	3,076,333	3.12	3,587,464	3.59
コールマネー及び売渡手形	※8	8,019,874	8.15	4,823,293	4.89	6,292,495	6.30
売現先勘定	※8	1,897,172	1.93	720,461	0.73	1,098,449	1.10
債券貸借取引受入担保金	※8	4,624,779	4.70	4,602,167	4.66	5,946,346	5.95
コマーシャル・ペーパー		2,500	0.00	—	—	3,000	0.00
特定取引負債	※8	2,046,766	2.08	1,780,073	1.80	1,873,245	1.88
借用金	※8,13	1,300,947	1.32	1,095,555	1.11	1,223,881	1.22
外国為替		448,316	0.46	533,545	0.54	572,755	0.57
社債	※14	3,648,034	3.71	4,350,755	4.41	3,863,343	3.87
信託勘定借		24,944	0.02	42,202	0.04	36,032	0.04
その他負債	※8	2,966,422	3.01	2,679,135	2.72	2,991,734	3.00
賞与引当金		15,070	0.01	16,292	0.02	16,152	0.02
退職給付引当金		84,274	0.09	20,632	0.02	30,918	0.03
債権売却損失引当金		2,628	0.00	—	—	—	—
日本国際博覧会出展引当金		57	0.00	172	0.00	116	0.00
特別法上の引当金		531	0.00	1,093	0.00	862	0.00
繰延税金負債		61,095	0.06	45,694	0.05	39,797	0.04
再評価に係る繰延税金負債	※11	56,685	0.06	58,100	0.06	56,391	0.06
連結調整勘定		13,136	0.01	—	—	—	—
支払承諾	※8	3,099,976	3.15	3,408,498	3.46	3,084,542	3.09
負債の部合計		94,935,141	96.43	94,902,754	96.22	96,111,607	96.26
(少数株主持分)							
少数株主持分		1,032,167	1.05	1,034,324	1.05	1,009,489	1.01
(資本の部)							
資本金		559,985	0.57	559,985	0.57	559,985	0.56
資本剰余金		1,298,511	1.32	1,498,511	1.52	1,298,511	1.30
利益剰余金		392,576	0.40	349,470	0.35	519,354	0.52
土地再評価差額金	※11	97,810	0.10	99,378	0.10	96,393	0.10
その他有価証券評価差額金		175,171	0.17	263,182	0.27	319,780	0.32
為替換算調整勘定		△41,406	△0.04	△74,777	△0.08	△71,861	△0.07
資本の部合計		2,482,647	2.52	2,695,749	2.73	2,722,161	2.73
負債、少数株主持分及び資本の部合計		98,449,957	100.00	98,632,829	100.00	99,843,258	100.00

② 【中間連結損益計算書】

		前中間連結会計期間 (自 平成15年4月1日 至 平成15年9月30日)		当中間連結会計期間 (自 平成16年4月1日 至 平成16年9月30日)		前連結会計年度 要約連結損益計算書 (自 平成15年4月1日 至 平成16年3月31日)	
区分	注記番号	金額(百万円)	百分比(%)	金額(百万円)	百分比(%)	金額(百万円)	百分比(%)
経常収益		1,367,101	100.00	1,352,597	100.00	2,717,005	100.00
資金運用収益		811,993		737,568		1,560,705	
(うち貸出金利息)		(569,655)		(550,718)		(1,134,996)	
(うち有価証券利息配当金)		(139,133)		(122,584)		(256,601)	
信託報酬		84		729		334	
役務取引等収益		198,421		240,867		422,066	
特定取引収益		163,904		30,927		305,011	
その他業務収益		128,161		194,909		231,017	
その他経常収益	※1	64,536		147,595		197,871	
経常費用		1,220,194	89.25	1,271,126	93.98	2,434,845	89.62
資金調達費用		155,479		149,986		295,075	
(うち預金利息)		(56,746)		(52,921)		(104,741)	
役務取引等費用		49,156		53,062		91,455	
特定取引費用		—		605		916	
その他業務費用		141,188		59,846		223,464	
営業経費	※2	388,498		384,191		776,106	
その他経常費用	※3	485,871		623,435		1,047,827	
経常利益		146,906	10.75	81,471	6.02	282,159	10.38
特別利益	※4	41,266	3.01	2,457	0.18	126,496	4.66
特別損失	※5	19,416	1.42	18,779	1.38	52,351	1.93
税金等調整前中間(当期)純利益		168,757	12.34	65,150	4.82	356,304	13.11
法人税、住民税及び事業税		16,675	1.22	7,801	0.58	13,970	0.51
還付法人税等		—	—	7,775	0.57	—	—
法人税等調整額		△5,307	△0.39	3,336	0.25	293	0.01
少数株主利益		24,999	1.83	30,407	2.25	40,376	1.49
中間(当期)純利益		132,388	9.68	31,379	2.31	301,664	11.10

③ 【中間連結剰余金計算書】

		前中間連結会計期間 (自　平成15年４月１日 至　平成15年９月30日)	当中間連結会計期間 (自　平成16年４月１日 至　平成16年９月30日)	前連結会計年度 連結剰余金計算書 (自　平成15年４月１日 至　平成16年３月31日)
区分	注記番号	金額(百万円)	金額(百万円)	金額(百万円)
(資本剰余金の部)				
資本剰余金期首残高		1,298,511	1,298,511	1,298,511
資本剰余金増加高		—	200,000	—
株式交換に伴う増加高		—	200,000	—
資本剰余金中間期末(期末)残高		1,298,511	1,498,511	1,298,511
(利益剰余金の部)				
利益剰余金期首残高		258,690	519,354	258,690
利益剰余金増加高		135,914	33,109	306,146
中間(当期)純利益		132,388	31,379	301,664
持分法適用会社の減少に伴う増加高		—	1,730	53
土地再評価差額金の取崩に伴う増加高		3,525	—	4,428
利益剰余金減少高		2,028	202,993	45,483
配当金		—	200,008	43,454
連結子会社の合併に伴う減少高		2,028	—	2,028
土地再評価差額金の取崩に伴う減少高		—	2,984	—
利益剰余金中間期末(期末)残高		392,576	349,470	519,354

④ 【中間連結キャッシュ・フロー計算書】

		前中間連結会計期間 (自 平成15年4月1日 至 平成15年9月30日)	当中間連結会計期間 (自 平成16年4月1日 至 平成16年9月30日)	前連結会計年度連結 キャッシュ・フロー計算書 (自 平成15年4月1日 至 平成16年3月31日)
区分	注記番号	金額(百万円)	金額(百万円)	金額(百万円)
Ⅰ 営業活動による キャッシュ・フロー				
税金等調整前中間(当期)純利益		168,757	65,150	356,304
動産不動産等減価償却費		33,410	32,084	64,539
リース資産減価償却費		3,702	3,759	7,496
連結調整勘定償却額		28	117	△10,215
持分法による投資損益(△)		△452	△490	△231
貸倒引当金の増加額		△556,515	△192,836	△829,769
債権売却損失引当金の増加額		△18,036	―	△20,665
賞与引当金の増加額		△1,005	△37	116
退職給付引当金の増加額		7,628	130,584	△42,829
日本国際博覧会出展引当金の増加額		57	55	116
資金運用収益		△811,993	△737,568	△1,560,705
資金調達費用		155,479	149,986	295,075
有価証券関係損益(△)		△40,833	△74,207	△70,282
金銭の信託の運用損益(△)		1,007	―	△121
為替差損益(△)		221,120	△172,615	406,335
動産不動産処分損益(△)		7,594	7,869	29,072
リース資産処分損益(△)		171	69	299
特定取引資産の純増(△)減		1,003,098	37,897	1,131,864
特定取引負債の純増減(△)		△802,432	△98,289	△929,787
貸出金の純増(△)減		2,021,048	△49,309	6,288,742
預金の純増減(△)		△454,162	2,214,003	1,825,558
譲渡性預金の純増減(△)		△1,454,196	△508,870	△1,306,888
借用金(劣後特約付借入金を除く)の純増減(△)		△74,293	△124,177	△95,669
有利息預け金の純増(△)減		△430,766	△683,243	△1,297,907
コールローン等の純増(△)減		△509,364	△59,346	△319,216
債券貸借取引支払保証金の純増(△)減		1,356,233	△612,055	971,914
コールマネー等の純増減(△)		△3,181,690	△1,845,325	△5,704,903
コマーシャル・ペーパーの純増減(△)		△48,000	△3,000	△47,500
債券貸借取引受入担保金の純増減(△)		△182,466	△1,344,179	1,139,101

		前中間連結会計期間 (自 平成15年4月1日 至 平成15年9月30日)	当中間連結会計期間 (自 平成16年4月1日 至 平成16年9月30日)	前連結会計年度連結 キャッシュ・フロー計算書 (自 平成15年4月1日 至 平成16年3月31日)
区分	注記番号	金額(百万円)	金額(百万円)	金額(百万円)
外国為替(資産)の純増(△)減		△24,440	△219,887	5,016
外国為替(負債)の純増減(△)		50,442	△39,119	175,444
普通社債の発行・償還による純増減(△)		19,454	289,641	155,510
信託勘定借の純増減(△)		18,990	6,169	30,078
資金運用による収入		842,297	782,575	1,606,598
資金調達による支出		△165,635	△151,526	△320,724
取引約定未払金の純増減(△)		—	—	1,188,672
その他		909,660	△248,678	138,669
小計		△1,936,101	△3,444,802	3,259,107
法人税等の支払額		△19,966	3,546	△31,749
営業活動によるキャッシュ・フロー		△1,956,067	△3,441,256	3,227,358
Ⅱ 投資活動によるキャッシュ・フロー				
有価証券の取得による支出		△23,707,187	△21,280,510	△47,305,006
有価証券の売却による収入		15,804,009	16,678,483	30,680,917
有価証券の償還による収入		9,804,270	7,673,115	13,965,385
金銭の信託の増加による支出		△21,111	—	△21,225
金銭の信託の減少による収入		17,268	0	42,259
動産不動産の取得による支出		△13,667	△17,971	△65,474
動産不動産の売却による収入		17,149	26,974	19,901
リース資産の取得による支出		△8,988	△4,147	△9,107
リース資産の売却による収入		49	1,163	1,990
連結範囲の変更を伴う子会社株式の取得による支出	※2	△8,978	△2,970	△8,978
投資活動によるキャッシュ・フロー		1,882,813	3,074,137	△2,699,338
Ⅲ 財務活動によるキャッシュ・フロー				
劣後特約付借入による収入		34,500	20,000	89,500
劣後特約付借入金の返済による支出		△95,500	△22,240	△195,000
劣後特約付社債・新株予約権付社債の発行による収入		238,362	237,275	436,453
劣後特約付社債・新株予約権付社債の償還による支出		△42,962	△48,000	△150,713
連結子会社の株式の発行等による収入		—	200,000	—

		前中間連結会計期間 (自　平成15年４月１日 至　平成15年９月30日)	当中間連結会計期間 (自　平成16年４月１日 至　平成16年９月30日)	前連結会計年度連結 キャッシュ・フロー計算書 (自　平成15年４月１日 至　平成16年３月31日)
区分	注記番号	金額(百万円)	金額(百万円)	金額(百万円)
配当金支払額		△23	△200,034	△43,507
少数株主からの払込みによる収入		―	―	25
少数株主への配当金支払額		△24,469	△26,412	△33,279
財務活動によるキャッシュ・フロー		109,906	160,587	103,479
Ⅳ　現金及び現金同等物に係る換算差額		△1,763	714	△2,412
Ⅴ　現金及び現金同等物の増加額(△は現金及び現金同等物の減少額)		34,889	△205,817	629,087
Ⅵ　現金及び現金同等物の期首残高		2,895,968	3,525,056	2,895,968
Ⅶ　連結子会社の合併に伴う現金及び現金同等物の増加額		―	3,941	―
Ⅷ　現金及び現金同等物の中間期末(期末)残高	※1	2,930,857	3,323,180	3,525,056

中間連結財務諸表作成のための基本となる重要な事項

	前中間連結会計期間 (自 平成15年4月1日 至 平成15年9月30日)	当中間連結会計期間 (自 平成16年4月1日 至 平成16年9月30日)	前連結会計年度 (自 平成15年4月1日 至 平成16年3月31日)
1 連結の範囲に関する事項	(1) 連結子会社 115社 主要な会社名 株式会社みなと銀行 株式会社関西銀行 Sumitomo Mitsui Banking Corporation Europe Limited Manufacturers Bank SMBCキャピタル株式会社 SMBCファイナンスサービス株式会社 SMBCフレンド証券株式会社 SMBC Capital Markets, Inc. なお、株式会社関西さわやか銀行他2社は株式取得により、SMBC Leasing Investment L.L.C.他2社は新規設立により、当中間連結会計期間から連結子会社としております。 さくらフレンド証券株式会社、株式会社三井ファイナンスサービス、さくらファイナンスサービス株式会社他1社は合併により、Sakura Global Capital Asia Limited は清算により子会社でなくなったため、当中間連結会計期間より連結子会社から除外しております。 (2) 非連結子会社 主要な会社名 SBCS Co., Ltd. 非連結子会社の総資産、経常収益、中間純損益(持分に見合う額)及び利益剰余金(持分に見合う額)等のそれぞれの合計額は、連結の範囲から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。	(1) 連結子会社 120社 主要な会社名 株式会社みなと銀行 株式会社関西アーバン銀行 Sumitomo Mitsui Banking Corporation Europe Limited Manufacturers Bank SMBCキャピタル株式会社 SMBCファイナンスサービス株式会社 SMBCフレンド証券株式会社 SMBC Capital Markets, Inc. なお、SMBCファイナンスビジネス・プランニング株式会社他6社は新規設立等により、当中間連結会計期間から連結子会社としております。 旧株式会社みなとカードは合併により子会社でなくなったため、当中間連結会計期間より連結子会社から除外しております。 (2) 非連結子会社 主要な会社名 SBCS Co., Ltd. 非連結子会社の総資産、経常収益、中間純損益(持分に見合う額)及び利益剰余金(持分に見合う額)等のそれぞれの合計額は、連結の範囲から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。	(1) 連結子会社 114社 主要な連結子会社名は、「第1 企業の概況 4 関係会社の状況」に記載しているため省略いたしました。 なお、フレスコカード株式会社他7社は株式取得等により、当連結会計年度より連結子会社としております。 また、旧株式会社関西さわやか銀行は株式取得により当連結会計年度に連結子会社とし、旧株式会社関西銀行(株式会社関西アーバン銀行に商号変更)との合併により、当連結会計年度に連結子会社から除外しております。 さくらフレンド証券株式会社他3社は合併により、Sakura Global Capital Asia Limited他3社は清算により子会社でなくなったため、当連結会計年度より連結子会社から除外しております。 (2) 非連結子会社 主要な会社名 SBCS Co., Ltd. 非連結子会社の総資産、経常収益、当期純損益(持分に見合う額)及び利益剰余金(持分に見合う額)等のそれぞれの合計額は、連結の範囲から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。

	前中間連結会計期間 (自　平成15年４月１日 至　平成15年９月30日)	当中間連結会計期間 (自　平成16年４月１日 至　平成16年９月30日)	前連結会計年度 (自　平成15年４月１日 至　平成16年３月31日)
２　持分法の適用に関する事項	(1) 持分法適用の非連結子会社 ４社 主要な会社名 SBCS Co., Ltd. (2) 持分法適用の関連会社 12社 主要な会社名 三井住友アセットマネジメント株式会社 株式会社クオーク (3) 持分法非適用の非連結子会社 主要な会社名 エスアイエス・テクノサービス株式会社 (4) 持分法非適用の関連会社 主要な会社名 Sumitomo Mitsui Asset Management (New York) Inc. 持分法非適用の非連結子会社、関連会社の中間純損益(持分に見合う額)及び利益剰余金(持分に見合う額)等のそれぞれの合計額は、持分法適用の対象から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。	(1) 持分法適用の非連結子会社 ４社 主要な会社名 SBCS Co., Ltd. (2) 持分法適用の関連会社 15社 主要な会社名 プロミス株式会社 三井住友アセットマネジメント株式会社 株式会社クオーク なお、プロミス株式会社他４社は株式取得により、当中間連結会計期間から持分法適用の関連会社としております。 また、ソニー銀行株式会社は議決権の所有割合の低下により、関連会社でなくなったため、当中間連結会計期間より持分法適用の関連会社から除外しております。 (3) 持分法非適用の非連結子会社 主要な会社名 エスアイエス・テクノサービス株式会社 (4) 持分法非適用の関連会社 主要な会社名 Sumitomo Mitsui Asset Management (New York) Inc. 持分法非適用の非連結子会社、関連会社の中間純損益(持分に見合う額)及び利益剰余金(持分に見合う額)等のそれぞれの合計額は、持分法適用の対象から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。	(1) 持分法適用の非連結子会社 ４社 主要な会社名 SBCS Co., Ltd. (2) 持分法適用の関連会社 11社 主要な持分法適用の関連会社名は、「第１　企業の概況　４　関係会社の状況」に記載しているため省略いたしました。 ディーエルジェイディレクト・エスエフジー証券株式会社は株式売却により関連会社でなくなったため、当連結会計年度より持分法適用の関連会社から除外しております。 (3) 持分法非適用の非連結子会社 主要な会社名 エスアイエス・テクノサービス株式会社 (4) 持分法非適用の関連会社 主要な会社名 Sumitomo Mitsui Asset Management (New York) Inc. 持分法非適用の非連結子会社、関連会社の当期純損益(持分に見合う額)及び利益剰余金(持分に見合う額)等のそれぞれの合計額は、持分法適用の対象から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。

	前中間連結会計期間 （自　平成15年４月１日 至　平成15年９月30日）	当中間連結会計期間 （自　平成16年４月１日 至　平成16年９月30日）	前連結会計年度 （自　平成15年４月１日 至　平成16年３月31日）
3　連結子会社の(中間)決算日等に関する事項	(1) 連結子会社の中間決算日は次のとおりであります。 ３月末日　5社 ４月末日　1社 ６月末日　46社 ７月末日　1社 ９月末日　62社	(1) 連結子会社の中間決算日は次のとおりであります。 ３月末日　5社 ４月末日　1社 ６月末日　51社 ７月末日　1社 ９月末日　62社	(1) 連結子会社の決算日は次のとおりであります。 ９月末日　5社 10月末日　1社 12月末日　47社 １月末日　1社 ３月末日　60社 当連結会計年度より、国内連結子会社１社において決算日を従来の12月末日から３月末日へ変更しているため、連結財務諸表上、同社の損益は平成15年１月１日から平成16年３月31日までの15カ月となっております。なお、当該変更による連結財務諸表への影響は軽微であります。
	(2) ３月末日を中間決算日とする連結子会社は、９月末日現在、４月末日を中間決算日とする連結子会社については、７月末日現在で実施した仮決算に基づく財務諸表により、またその他の連結子会社については、それぞれの中間決算日の財務諸表により連結しております。 中間連結決算日と上記の中間決算日等との間に生じた重要な取引については、必要な調整を行っております。	(2)　同左	(2) ９月末日を決算日とする連結子会社は、３月末日現在、10月末日を決算日とする連結子会社については、１月末日現在で実施した仮決算に基づく財務諸表により、またその他の連結子会社については、それぞれの決算日の財務諸表により連結しております。 連結決算日と上記の決算日等との間に生じた重要な取引については、必要な調整を行っております。
4　会計処理基準に関する事項	(1) 特定取引資産・負債の評価基準及び収益・費用の計上基準 金利、通貨の価格、有価証券市場における相場その他の指標に係る短期的な変動、市場間の格差等を利用して利益を得る等の目的(以下、「特定取引目的」という。)の取引については、取引の約定時点を基準とし、中間連結貸借対照表上「特定取引資産」及び「特定取引負債」に計上するとともに、当該取引からの損益を中間連結損益計算書上「特定取引収益」及び「特定取引費用」に計上しております。 特定取引資産及び特定取引負債の評価は、有価証券及び金銭債権等については中間連結決算日等の時価により、スワップ・先物・オプション取引等の派生商品については中間連結決算日等において決済したものとみなした額により行っております。	(1) 特定取引資産・負債の評価基準及び収益・費用の計上基準 金利、通貨の価格、有価証券市場における相場その他の指標に係る短期的な変動、市場間の格差等を利用して利益を得る等の目的(以下、「特定取引目的」という。)の取引については、取引の約定時点を基準とし、中間連結貸借対照表上「特定取引資産」及び「特定取引負債」に計上するとともに、当該取引からの損益を中間連結損益計算書上「特定取引収益」及び「特定取引費用」に計上しております。 特定取引資産及び特定取引負債の評価は、有価証券及び金銭債権等については中間連結決算日等の時価により、スワップ・先物・オプション取引等の派生商品については中間連結決算日等において決済したものとみなした額により行っております。	(1) 特定取引資産・負債の評価基準及び収益・費用の計上基準 金利、通貨の価格、有価証券市場における相場その他の指標に係る短期的な変動、市場間の格差等を利用して利益を得る等の目的(以下、「特定取引目的」という。)の取引については、取引の約定時点を基準とし、連結貸借対照表上「特定取引資産」及び「特定取引負債」に計上するとともに、当該取引からの損益を連結損益計算書上「特定取引収益」及び「特定取引費用」に計上しております。 特定取引資産及び特定取引負債の評価は、有価証券及び金銭債権等については連結決算日等の時価により、スワップ・先物・オプション取引等の派生商品については連結決算日等において決済したものとみなした額により行っております。 また、特定取引収益及び特

	前中間連結会計期間 （自　平成15年４月１日 至　平成15年９月30日）	当中間連結会計期間 （自　平成16年４月１日 至　平成16年９月30日）	前連結会計年度 （自　平成15年４月１日 至　平成16年３月31日）
	また、特定取引収益及び特定取引費用の損益計上は、当中間連結会計期間中の受払利息等に、有価証券、金銭債権等については前連結会計年度末と当中間連結会計期間末における評価損益の増減額を、派生商品については前連結会計年度末と当中間連結会計期間末におけるみなし決済からの損益相当額の増減額を加えております。 なお、当行の特定取引目的の通貨スワップ取引に係る円換算差金は、従来、純額で「その他資産」又は「その他負債」として計上しておりましたが、当中間連結会計期間より、「銀行業における外貨建取引等の会計処理に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第25号。以下、「業種別監査委員会報告第25号」という。）に基づき総額で「特定取引資産」及び「特定取引負債」に計上しております。この変更に伴い、従来の方法によった場合に比べ、「その他負債」が83,790百万円減少し、「特定取引資産」及び「特定取引負債」がそれぞれ47,405百万円及び131,196百万円増加しております。	また、特定取引収益及び特定取引費用の損益計上は、当中間連結会計期間中の受払利息等に、有価証券、金銭債権等については前連結会計年度末と当中間連結会計期間末における評価損益の増減額を、派生商品については前連結会計年度末と当中間連結会計期間末におけるみなし決済からの損益相当額の増減額を加えております。	定取引費用の損益計上は、当連結会計年度中の受払利息等に、有価証券、金銭債権等については前連結会計年度末と当連結会計年度末における評価損益の増減額を、派生商品については前連結会計年度末と当連結会計年度末におけるみなし決済からの損益相当額の増減額を加えております。 当行の特定取引目的の通貨スワップ取引に係る円換算差金は、従来、純額で「その他資産」又は「その他負債」として計上しておりましたが、当連結会計年度より、「銀行業における外貨建取引等の会計処理に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第25号。以下、「業種別監査委員会報告第25号」という。）に基づき総額で「特定取引資産」及び「特定取引負債」に計上しております。この変更に伴い、従来の方法によった場合に比べ、「その他負債」が61,077百万円減少し、「特定取引資産」及び「特定取引負債」がそれぞれ19,741百万円及び80,818百万円増加しております。 なお、上記に係るセグメント情報に与える影響は（セグメント情報）に記載しております。
	(2) 有価証券の評価基準及び評価方法 ① 有価証券の評価は、満期保有目的の債券については移動平均法による償却原価法（定額法）、持分法非適用の非連結子会社株式及び持分法非適用の関連会社株式については移動平均法による原価法、その他有価証券で時価のあるもののうち株式については中間連結決算日前１カ月の市場価格の平均等、それ以外については中間連結決算日の市場価格等に基づく時価法（売却原価は主として移動平均法により算定）、時価のないものについては移動平均法による原価法又は償却原価法により行っております。 なお、その他有価証券の評価差額については、時価ヘッジの適用により損益に反映させた額を除き、全部資本直入法により処理しております。 ② 金銭の信託において信託財産を構成している有価証券の評価は上記(1)及び(2)①と同じ方法により行っております。	(2) 有価証券の評価基準及び評価方法 ①　　同左 ②　　同左	(2) 有価証券の評価基準及び評価方法 ① 有価証券の評価は、満期保有目的の債券については移動平均法による償却原価法（定額法）、持分法非適用の非連結子会社株式及び持分法非適用の関連会社株式については移動平均法による原価法、その他有価証券で時価のあるもののうち株式については当連結会計年度末前１カ月の市場価格の平均等、それ以外については当連結会計年度末日の市場価格等に基づく時価法（売却原価は主として移動平均法により算定）、時価のないものについては移動平均法による原価法又は償却原価法により行っております。 なお、その他有価証券の評価差額については、時価ヘッジの適用により損益に反映させた額を除き、全部資本直入法により処理しております。 ②　　同左

	前中間連結会計期間 (自　平成15年４月１日 至　平成15年９月30日)	当中間連結会計期間 (自　平成16年４月１日 至　平成16年９月30日)	前連結会計年度 (自　平成15年４月１日 至　平成16年３月31日)
	(3) デリバティブ取引の評価基準及び評価方法 デリバティブ取引(特定取引目的の取引を除く。)の評価は、時価法により行っております。 なお、一部の在外連結子会社においては、現地の会計基準に従って処理しております。	(3) デリバティブ取引の評価基準及び評価方法 同左	(3) デリバティブ取引の評価基準及び評価方法 同左
	(4) 減価償却の方法 ① 動産不動産及びリース資産 当行の動産不動産の減価償却は、定額法(ただし、動産については定率法)を採用し、年間減価償却費見積額を期間により按分し計上しております。なお、主な耐用年数は次のとおりであります。 建物　７年～50年 動産　２年～20年 連結子会社の動産不動産については、資産の見積耐用年数に基づき、主として定額法により、リース資産については、主にリース期間を耐用年数としリース期間満了時のリース資産の処分見積価額を残存価額とする定額法により償却しております。 ② ソフトウェア 自社利用のソフトウェアについては、当行及び国内連結子会社における利用可能期間(主として５年)に基づく定額法により償却しております。	(4) 減価償却の方法 ① 動産不動産及びリース資産 同左 ② ソフトウェア 同左	(4) 減価償却の方法 ① 動産不動産及びリース資産 当行の動産不動産の減価償却は、定額法(ただし、動産については定率法)を採用しております。なお、主な耐用年数は次のとおりであります。 建物　７年～50年 動産　２年～20年 連結子会社の動産不動産については、資産の見積耐用年数に基づき、主として定額法により、リース資産については、主にリース期間を耐用年数としリース期間満了時のリース資産の処分見積価額を残存価額とする定額法により償却しております。 ② ソフトウェア 同左
	(5) 貸倒引当金の計上基準 当行及び主要な連結子会社の貸倒引当金は、予め定めている償却・引当基準に則り、次のとおり計上しております。 破産、特別清算等、法的に経営破綻の事実が発生している債務者(以下、「破綻先」という。)に係る債権及びそれと同等の状況にある債務者(以下、「実質破綻先」という。)に係る債権については、以下のなお書きに記載されている直接減額後の帳簿価額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額を計上しております。また、現在は経営破綻の状況にないが、今後経営破綻に陥る可能性が大きいと認められる債務者に係る債権については、債権額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額のうち、債務者の支払能力を総合的に判断し必要と認める額を計上しております。 なお、当行においては今後	(5) 貸倒引当金の計上基準 当行及び主要な連結子会社の貸倒引当金は、予め定めている償却・引当基準に則り、次のとおり計上しております。 破産、特別清算等、法的に経営破綻の事実が発生している債務者(以下、「破綻先」という。)に係る債権及びそれと同等の状況にある債務者(以下、「実質破綻先」という。)に係る債権については、以下のなお書きに記載されている直接減額後の帳簿価額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額を計上しております。また、現在は経営破綻の状況にないが、今後経営破綻に陥る可能性が大きいと認められる債務者(以下、「破綻懸念先」という。)に係る債権については、債権額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額のうち、債務者の支払能力を総合的に判断し必要と認める額を計上しております。	(5) 貸倒引当金の計上基準 当行及び主要な連結子会社の貸倒引当金は、予め定めている償却・引当基準に則り、次のとおり計上しております。 破産、特別清算等、法的に経営破綻の事実が発生している債務者(以下、「破綻先」という。)に係る債権及びそれと同等の状況にある債務者(以下、「実質破綻先」という。)に係る債権については、以下のなお書きに記載されている直接減額後の帳簿価額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額を計上しております。また、現在は経営破綻の状況にないが、今後経営破綻に陥る可能性が大きいと認められる債務者に係る債権については、債権額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額のうち、債務者の支払能力を総合的に判断し必要と認める額を計上しております。 なお、当行においては、今

	前中間連結会計期間 （自　平成15年４月１日 至　平成15年９月30日）	当中間連結会計期間 （自　平成16年４月１日 至　平成16年９月30日）	前連結会計年度 （自　平成15年４月１日 至　平成16年３月31日）
	の管理に注意を要する債務者に対する債権のうち、当該債権の全部又は一部が３カ月以上延滞債権又は貸出条件緩和債権に分類された、与信額一定額以上の大口債務者に係る債権等については、キャッシュ・フロー見積法(DCF法)を適用し、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もり、当該キャッシュ・フローを当初の約定利子率で割引いた金額と債権の帳簿価額との差額を計上しております。 上記以外の債権については、過去の一定期間における貸倒実績等から算出した貸倒実績率等に基づき計上しております。なお、特定海外債権については、対象国の政治経済情勢等を勘案して必要と認められる金額を特定海外債権引当勘定として計上しております。 すべての債権は、資産の自己査定基準に基づき、営業部店と所管審査部が資産査定を実施し、当該部署から独立した資産監査部署が査定結果を監査しており、その査定結果に基づいて上記の引当を行っております。 その他の連結子会社の貸倒引当金は、一般債権については過去の貸倒実績率等を勘案して必要と認めた額を、貸倒懸念債権等特定の債権については、個別に回収可能性を勘案し、回収不能見込額をそれぞれ計上しております。 なお、破綻先及び実質破綻先に対する担保・保証付債権等については、債権額から担保の評価額及び保証による回収が可能と認められる額を控除した残額を取立不能見込額として債権額から直接減額しており、その金額は1,651,711百万円であります。	なお、当行においては、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もることができる破綻懸念先に係る債権及び債権の全部又は一部が３カ月以上延滞債権又は貸出条件緩和債権に分類された今後の管理に注意を要する債務者に対する債権のうち、与信額一定額以上の大口債務者に係る債権等については、キャッシュ・フロー見積法(DCF法)を適用し、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もり、当該キャッシュ・フローを当初の約定利子率で割引いた金額と債権の帳簿価額との差額を計上しております。 上記以外の債権については、過去の一定期間における貸倒実績等から算出した貸倒実績率等に基づき計上しております。特定海外債権については、対象国の政治経済情勢等を勘案して必要と認められる金額を特定海外債権引当勘定として計上しております。 すべての債権は、資産の自己査定基準に基づき、営業部店と所管審査部が資産査定を実施し、当該部署から独立した資産監査部署が査定結果を監査しており、その査定結果に基づいて上記の引当を行っております。 その他の連結子会社の貸倒引当金は、一般債権については過去の貸倒実績率等を勘案して必要と認めた額を、貸倒懸念債権等特定の債権については、個別に回収可能性を勘案し、回収不能見込額をそれぞれ計上しております。 なお、破綻先及び実質破綻先に対する担保・保証付債権等については、債権額から担保の評価額及び保証による回収が可能と認められる額を控除した残額を取立不能見込額として債権額から直接減額しており、その金額は1,717,835百万円であります。	後の管理に注意を要する債務者に対する債権のうち、当該債権の全部又は一部が３カ月以上延滞債権又は貸出条件緩和債権に分類された、与信額一定額以上の大口債務者に係る債権等については、キャッシュ・フロー見積法(DCF法)を適用し、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もり、当該キャッシュ・フローを当初の約定利子率で割引いた金額と債権の帳簿価額との差額を計上しております。 上記以外の債権については、過去の一定期間における貸倒実績等から算出した貸倒実績率等に基づき計上しております。なお、特定海外債権については、対象国の政治経済情勢等を勘案して必要と認められる金額を特定海外債権引当勘定として計上しております。 すべての債権は、資産の自己査定基準に基づき、営業部店と所管審査部が資産査定を実施し、当該部署から独立した資産監査部署が査定結果を監査しており、その査定結果に基づいて上記の引当を行っております。 その他の連結子会社の貸倒引当金は、一般債権については過去の貸倒実績率等を勘案して必要と認めた額を、貸倒懸念債権等特定の債権については、個別に回収可能性を勘案し、回収不能見込額をそれぞれ計上しております。 なお、破綻先及び実質破綻先に対する担保・保証付債権等については、債権額から担保の評価額及び保証による回収が可能と認められる額を控除した残額を取立不能見込額として債権額から直接減額しており、その金額は1,190,953百万円であります。
	(6) 賞与引当金の計上基準 賞与引当金は、従業員への賞与の支払いに備えるため、従業員に対する賞与の支給見込額のうち、当中間連結会計期間に帰属する額を計上しております。	(6) 賞与引当金の計上基準 同左	(6) 賞与引当金の計上基準 賞与引当金は、従業員への賞与の支払いに備えるため、従業員に対する賞与の支給見込額のうち、当連結会計年度に帰属する額を計上しております。

	前中間連結会計期間 (自 平成15年4月1日 至 平成15年9月30日)	当中間連結会計期間 (自 平成16年4月1日 至 平成16年9月30日)	前連結会計年度 (自 平成15年4月1日 至 平成16年3月31日)
	(7) 退職給付引当金の計上基準 退職給付引当金は、従業員の退職給付に備えるため、当連結会計年度末における退職給付債務及び年金資産の見込額に基づき、当中間連結会計期間末において発生していると認められる額を計上しております。また、過去勤務債務及び数理計算上の差異の損益処理方法は以下のとおりであります。 過去勤務債務： その発生時の従業員の平均残存勤務期間内の一定の年数(主として10年)による定額法により損益処理 数理計算上の差異： 各連結会計年度の発生時の従業員の平均残存勤務期間内の一定の年数(主として10年)による定額法により按分した額をそれぞれ発生の翌連結会計年度から損益処理 なお、会計基準変更時差異については、主として5年による按分額を費用処理することとし、当中間連結会計期間においては同按分額に12分の6を乗じた額を計上しております。	(7) 退職給付引当金の計上基準 同左	(7) 退職給付引当金の計上基準 退職給付引当金は、従業員の退職給付に備えるため、当連結会計年度末における退職給付債務及び年金資産の見込額に基づき、必要額を計上しております。また、過去勤務債務及び数理計算上の差異の損益処理方法は以下のとおりであります。 過去勤務債務： その発生時の従業員の平均残存勤務期間内の一定の年数(主として10年)による定額法により損益処理 数理計算上の差異： 各連結会計年度の発生時の従業員の平均残存勤務期間内の一定の年数(主として10年)による定額法により按分した額をそれぞれ発生の翌連結会計年度から損益処理 なお、会計基準変更時差異については、主として5年による按分額を費用処理しております。 当行は、確定給付企業年金法の施行に伴い、厚生年金基金の代行部分について、平成16年1月26日に厚生労働大臣から将来分支給義務免除の認可を受けております。これに伴い、当行は、「退職給付会計に関する実務指針(中間報告)」(日本公認会計士協会会計制度委員会報告第13号)第47－2項に定める経過措置を適用し、当該認可の日において代行部分に係る退職給付債務及び返還相当額の年金資産を消滅したものとみなして会計処理を行っております。 なお、本処理に伴う損益に与える影響額等については、(退職給付関係)に記載しております。
	(8) 債権売却損失引当金の計上基準 株式会社共同債権買取機構に売却した不動産担保付債権の担保価値を勘案し、将来発生する可能性のある損失を見積もり、必要と認められる額を計上しております。	――――	――――
	(9) 日本国際博覧会出展引当金の計上基準 2005年に愛知県において開催される「2005年日本国際博覧会」(愛知万博)への出展費用に関し、日本国際博覧会出展引当金を計上しております。 なお、この引当金は租税特別措置法第57条の2の準備金を含んでおります。	(8) 日本国際博覧会出展引当金の計上基準 同左	(8) 日本国際博覧会出展引当金の計上基準 同左

	前中間連結会計期間 (自　平成15年４月１日 至　平成15年９月30日)	当中間連結会計期間 (自　平成16年４月１日 至　平成16年９月30日)	前連結会計年度 (自　平成15年４月１日 至　平成16年３月31日)
	(10) 特別法上の引当金の計上基準 特別法上の引当金は、金融先物取引責任準備金18百万円及び証券取引責任準備金513百万円であり、次のとおり計上しております。 ① 金融先物取引責任準備金 金融先物取引等に関して生じた事故による損失の補てんに充てるため、金融先物取引法第82条及び同法施行規則第29条の規定に定めるところにより算出した額を計上しております。 ② 証券取引責任準備金 国内連結子会社は、証券事故による損失に備えるため、証券取引法第51条に定めるところにより算出した額を計上しております。	(9) 特別法上の引当金の計上基準 特別法上の引当金は、金融先物取引責任準備金18百万円及び証券取引責任準備金1,075百万円であり、次のとおり計上しております。 ① 金融先物取引責任準備金 同左 ② 証券取引責任準備金 同左	(9) 特別法上の引当金の計上基準 特別法上の引当金は、金融先物取引責任準備金18百万円及び証券取引責任準備金843百万円であり、次のとおり計上しております。 ① 金融先物取引責任準備金 同左 ② 証券取引責任準備金 同左
	(11) 外貨建資産・負債の換算基準 当行の外貨建資産・負債及び海外支店勘定については、取得時の為替相場による円換算額を付す子会社株式及び関連会社株式を除き、主として中間連結決算日の為替相場による円換算額を付しております。 国内銀行連結子会社の外貨建取引等の会計処理のうち、異なる通貨での資金調達・運用を動機として行われる通貨スワップ取引及び為替スワップ取引については、前連結会計年度は業種別監査委員会報告第25号等による経過措置を適用しておりましたが、当中間連結会計期間より、同報告の本則規定に基づくヘッジ会計を適用しております。 この変更に伴い、従来、期間損益計算していた当該為替スワップ取引を時価評価し、正味の債権及び債務を中間連結貸借対照表に計上したため、従来の方法によった場合に比べ、「その他資産」及び「その他負債」がそれぞれ2,846百万円増加しております。なお、この変更に伴う損益への影響はありません。 また、通貨スワップ取引及び先物外国為替取引等に係る円換算差金は、従来、純額で「その他資産」又は「その他負債」として計上しておりましたが、当中間連結会計期間より、業種別監査委員会報告第25号に基づき総額で「その他資産」及び「その他負債」	(10) 外貨建資産・負債の換算基準 当行の外貨建資産・負債及び海外支店勘定については、取得時の為替相場による円換算額を付す子会社株式及び関連会社株式を除き、主として中間連結決算日の為替相場による円換算額を付しております。 また、連結子会社の外貨建資産・負債については、それぞれの中間決算日等の為替相場により換算しております。	(10) 外貨建資産・負債の換算基準 当行の外貨建資産・負債及び海外支店勘定については、取得時の為替相場による円換算額を付す子会社株式及び関連会社株式を除き、主として連結決算日の為替相場による円換算額を付しております。 当行及び国内銀行連結子会社の外貨建取引等の会計処理のうち、異なる通貨での資金調達・運用を動機として行われる通貨スワップ取引及び為替スワップ取引については、前連結会計年度は業種別監査委員会報告第25号等による経過措置を適用しておりましたが、当連結会計年度より、同報告の本則規定に基づくヘッジ会計を適用しております。 この変更に伴い、従来、期間損益計算していた当該為替スワップ取引を時価評価し、正味の債権及び債務を連結貸借対照表に計上したため、従来の方法によった場合に比べ、「その他資産」及び「その他負債」はそれぞれ1,035百万円増加しております。なお、この変更に伴う損益への影響はありません。 また、通貨スワップ取引及び先物外国為替取引等に係る円換算差金は、従来、純額で「その他資産」又は「その他負債」として計上しておりましたが、当連結会計年度より、業種別監査委員会報告第25号に基づき総額で「その他資産」及び「その他負債」に計上しております。この変更

	前中間連結会計期間 (自　平成15年4月1日 至　平成15年9月30日)	当中間連結会計期間 (自　平成16年4月1日 至　平成16年9月30日)	前連結会計年度 (自　平成15年4月1日 至　平成16年3月31日)
	に計上しております。この変更に伴い、従来の方法によった場合に比べ、「その他資産」及び「その他負債」がそれぞれ737,724百万円増加しております。 　また、連結子会社の外貨建資産・負債については、それぞれの中間決算日等の為替相場により換算しております。		に伴い、従来の方法によった場合に比べ、「その他資産」及び「その他負債」がそれぞれ450,929百万円増加しております。 　なお、上記に係るセグメント情報に与える影響は(セグメント情報)に記載しております。 　また、その他の連結子会社の外貨建資産・負債については、それぞれの決算日等の為替相場により換算しております。
	(12) リース取引の処理方法 　当行及び国内連結子会社のリース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に準じた会計処理によっております。	(11) リース取引の処理方法 同左	(11) リース取引の処理方法 同左
	(13) リース取引等に関する収益及び費用の計上基準 ① リース取引のリース料収入の計上方法 　主に、リース期間に基づくリース契約上の収受すべき月当たりのリース料を基準として、その経過期間に対応するリース料を計上しております。 ② 割賦販売取引の売上高及び売上原価の計上方法 　主に、割賦契約による支払期日を基準として当該経過期間に対応する割賦売上高及び割賦原価を計上しております。	(12) リース取引等に関する収益及び費用の計上基準 ① リース取引のリース料収入の計上方法 同左 ② 割賦販売取引の売上高及び売上原価の計上方法 同左	(12) リース取引等に関する収益及び費用の計上基準 ① リース取引のリース料収入の計上方法 同左 ② 割賦販売取引の売上高及び売上原価の計上方法 同左

	前中間連結会計期間 (自　平成15年4月1日 至　平成15年9月30日)	当中間連結会計期間 (自　平成16年4月1日 至　平成16年9月30日)	前連結会計年度 (自　平成15年4月1日 至　平成16年3月31日)
	(14) 重要なヘッジ会計の方法 ・金利リスク・ヘッジ 　当行は金融資産・負債から生じる金利リスクのヘッジ取引に対するヘッジ会計の方法として、繰延ヘッジ又は時価ヘッジを適用しております。 　前連結会計年度は、多数の貸出金・預金等から生じる金利リスクをデリバティブ取引を用いて総体で管理する「マクロヘッジ」について、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第24号。以下、「業種別監査委員会報告第24号」という。)による経過措置を適用しておりましたが、当中間連結会計期間からは、小口多数の金銭債権債務に対する包括ヘッジについて、同報告の本則規定を適用しております。相場変動を相殺する包括ヘッジの場合には、ヘッジ対象となる預金・貸出金等とヘッジ手段である金利スワップ取引等を残存期間毎にグルーピングのうえ有効性の評価をしております。また、キャッシュ・フローを固定する包括ヘッジの場合には、ヘッジ対象とヘッジ手段の金利変動要素の相関関係の検証により有効性の評価をしております。個別ヘッジについても当該個別ヘッジに係る有効性の評価をしております。 　会計処理については、金融資産・負債から生じる金利リスクのヘッジ会計の方法として従来繰延ヘッジを適用しておりましたが、当中間連結会計期間における債券相場環境の変化に対応して債券に対するヘッジ取引の規模が拡大したことを踏まえ、ヘッジ取引の効果をより適切に財務諸表に反映させることを目的として、その他有価証券のうちALM目的で保有する債券の相場変動を相殺するヘッジ取引については時価ヘッジを適用しております。この変更に伴い、従来の方法によった場合と比べ、「その他資産」及び「その他有価証券評価差額金」がそれぞれ21,462百万円及び13,521百万円減少し、「繰延税金資産」が8,507百万円増加しております。 　また、従来の「マクロヘッジ」に基づく繰延ヘッジ損益のうち、上記の変更に伴いヘッジ会計を中止又は時価ヘッジに移行したヘッジ手段に係る金額については、個々のヘッジ手段の金利計算期間に応じ、当中間連結会計期間から最長12年間にわたって資金調達費用又は資金運用収益とし	(13) 重要なヘッジ会計の方法 ・金利リスク・ヘッジ 　当行は、金融資産・負債から生じる金利リスクのヘッジ取引に対するヘッジ会計の方法として、繰延ヘッジ又は時価ヘッジを適用しております。 　小口多数の金銭債権債務に対する包括ヘッジについては、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第24号。以下、「業種別監査委員会報告第24号」という。)に規定する繰延ヘッジを適用しております。 　相場変動を相殺する包括ヘッジの場合には、ヘッジ対象となる預金・貸出金等とヘッジ手段である金利スワップ取引等を残存期間ごとにグルーピングのうえ有効性の評価をしております。また、キャッシュ・フローを固定する包括ヘッジの場合には、ヘッジ対象とヘッジ手段の金利変動要素の相関関係の検証により有効性の評価をしております。 　個別ヘッジについても、原則として繰延ヘッジを適用しておりますが、その他有価証券のうちALM目的で保有する債券の相場変動を相殺するヘッジ取引については、時価ヘッジを適用しております。 　また、「銀行業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第15号)を適用して実施しておりました多数の貸出金・預金等から生じる金利リスクをデリバティブ取引を用いて総体で管理する従来の「マクロヘッジ」に基づく繰延ヘッジ損益のうち、業種別監査委員会報告第24号の適用に伴いヘッジ会計を中止又は時価ヘッジに移行したヘッジ手段に係る金額については、個々のヘッジ手段の金利計算期間に応じ、平成15年度から最長12年間にわたって資金調達費用又は資金運用収益として期間配分しております。なお、当中間連結会計期間末における「マクロヘッジ」に基づく繰延ヘッジ損失の総額は254,000百万円、繰延ヘッジ利益の総額は221,851百万円であります。 ・為替変動リスク・ヘッジ 　当行は、異なる通貨での資金調達・運用を動機として行われる通貨スワップ取引及び為替スワップ取引について、「銀行業における外貨建取引等の会計処理に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員	(13) 重要なヘッジ会計の方法 ・金利リスク・ヘッジ 　当行は、金融資産・負債から生じる金利リスクのヘッジ取引に対するヘッジ会計の方法として、繰延ヘッジ又は時価ヘッジを適用しております。 　前連結会計年度は、多数の貸出金・預金等から生じる金利リスクをデリバティブ取引を用いて総体で管理する「マクロヘッジ」について、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第24号。以下、「業種別監査委員会報告第24号」という。)による経過措置を適用しておりましたが、当連結会計年度からは、小口多数の金銭債権債務に対する包括ヘッジについて、同報告の本則規定を適用しております。相場変動を相殺する包括ヘッジの場合には、ヘッジ対象となる預金・貸出金等とヘッジ手段である金利スワップ取引等を残存期間毎にグルーピングのうえ有効性の評価をしております。また、キャッシュ・フローを固定する包括ヘッジの場合には、ヘッジ対象とヘッジ手段の金利変動要素の相関関係の検証により有効性の評価をしております。個別ヘッジについても当該個別ヘッジに係る有効性の評価をしております。 　会計処理については、金融資産・負債から生じる金利リスクのヘッジ会計の方法として従来繰延ヘッジを適用しておりましたが、当連結会計年度における債券相場環境の変化に対応して債券に対するヘッジ取引の規模が拡大したことを踏まえ、ヘッジ取引の効果をより適切に財務諸表に反映させることを目的として、その他有価証券のうちALM目的で保有する債券の相場変動を相殺するヘッジ取引については時価ヘッジを適用しております。この変更に伴い、従来の方法によった場合と比べ、「その他資産」及び「その他有価証券評価差額金」がそれぞれ28,948百万円及び13,923百万円減少し、「繰延税金資産」が9,528百万円増加しております。 　なお、上記に係るセグメント情報に与える影響は(セグメント情報)に記載しております。 　また、従来の「マクロヘッジ」に基づく繰延ヘッジ損益のうち、上記の変更に伴いヘッジ会計を中止又は時価ヘッジに移行したヘッジ手段に係

	前中間連結会計期間 (自　平成15年4月1日 至　平成15年9月30日)	当中間連結会計期間 (自　平成16年4月1日 至　平成16年9月30日)	前連結会計年度 (自　平成15年4月1日 至　平成16年3月31日)
	て期間配分しております。なお、当中間連結会計期間末における「マクロヘッジ」に基づく繰延ヘッジ損失の総額は422,999百万円、繰延ヘッジ利益の総額は410,931百万円であります。 ・為替変動リスク・ヘッジ 　当行は、異なる通貨での資金調達・運用を動機として行われる通貨スワップ取引及び為替スワップ取引について、業種別監査委員会報告第25号の本則規定に基づく繰延ヘッジを適用しております。 　これは、異なる通貨での資金調達・運用に伴う外貨建金銭債権債務等の為替変動リスクを減殺する目的で行う通貨スワップ取引及び為替スワップ取引について、その外貨ポジションに見合う外貨建金銭債権債務等が存在することを確認することによりヘッジの有効性を評価するものであります。 　また、外貨建子会社株式及び関連会社株式並びに外貨建その他有価証券(債券以外)の為替変動リスクをヘッジするため、事前にヘッジ対象となる外貨建有価証券の銘柄を特定し、当該外貨建有価証券について外貨ベースで取得原価以上の直先負債が存在していること等を条件に、包括ヘッジとして繰延ヘッジ又は時価ヘッジを適用しております。 ・連結会社間取引等 　デリバティブ取引のうち連結会社間及び特定取引勘定とそれ以外の勘定との間(又は内部部門間)の内部取引については、ヘッジ手段として指定している金利スワップ取引及び通貨スワップ取引等に対して、業種別監査委員会報告第24号及び同第25号に基づき、恣意性を排除し厳格なヘッジ運営が可能と認められる対外カバー取引の基準に準拠した運営を行っているため、当該金利スワップ取引及び通貨スワップ取引等から生じる収益及び費用は消去せずに損益認識又は繰延処理を行っております。 　なお、一部の連結子会社において、繰延ヘッジ会計又は「金利スワップの特例処理」を適用しております。	会報告第25号。以下、「業種別監査委員会報告第25号」という。)に基づく繰延ヘッジを適用しております。 　これは、異なる通貨での資金調達・運用に伴う外貨建金銭債権債務等の為替変動リスクを減殺する目的で行う通貨スワップ取引及び為替スワップ取引について、その外貨ポジションに見合う外貨建金銭債権債務等が存在することを確認することによりヘッジの有効性を評価するものであります。 　また、外貨建子会社株式及び関連会社株式並びに外貨建その他有価証券(債券以外)の為替変動リスクをヘッジするため、事前にヘッジ対象となる外貨建有価証券の銘柄を特定し、当該外貨建有価証券について外貨ベースで取得原価以上の直先負債が存在していること等を条件に、包括ヘッジとして繰延ヘッジ又は時価ヘッジを適用しております。 ・連結会社間取引等 　デリバティブ取引のうち連結会社間及び特定取引勘定とそれ以外の勘定との間(又は内部部門間)の内部取引については、ヘッジ手段として指定している金利スワップ取引及び通貨スワップ取引等に対して、業種別監査委員会報告第24号及び同第25号に基づき、恣意性を排除し厳格なヘッジ運営が可能と認められる対外カバー取引の基準に準拠した運営を行っているため、当該金利スワップ取引及び通貨スワップ取引等から生じる収益及び費用は消去せずに損益認識又は繰延処理を行っております。 　なお、一部の連結子会社において、繰延ヘッジ会計又は「金利スワップの特例処理」を適用しております。	る金額については、個々のヘッジ手段の金利計算期間に応じ、当連結会計年度から最長12年間にわたって資金調達費用又は資金運用収益として期間配分しております。なお、当連結会計年度末における「マクロヘッジ」に基づく繰延ヘッジ損失の総額は320,513百万円、繰延ヘッジ利益の総額は293,837百万円であります。 ・為替変動リスク・ヘッジ 　当行は、異なる通貨での資金調達・運用を動機として行われる通貨スワップ取引及び為替スワップ取引について、業種別監査委員会報告第25号の本則規定に基づく繰延ヘッジを適用しております。 　これは、異なる通貨での資金調達・運用に伴う外貨建金銭債権債務等の為替変動リスクを減殺する目的で行う通貨スワップ取引及び為替スワップ取引について、その外貨ポジションに見合う外貨建金銭債権債務等が存在することを確認することによりヘッジの有効性を評価するものであります。 　また、外貨建子会社株式及び関連会社株式並びに外貨建その他有価証券(債券以外)の為替変動リスクをヘッジするため、事前にヘッジ対象となる外貨建有価証券の銘柄を特定し、当該外貨建有価証券について外貨ベースで取得原価以上の直先負債が存在していること等を条件に、包括ヘッジとして繰延ヘッジ又は時価ヘッジを適用しております。 ・連結会社間取引等 　デリバティブ取引のうち連結会社間及び特定取引勘定とそれ以外の勘定との間(又は内部部門間)の内部取引については、ヘッジ手段として指定している金利スワップ取引及び通貨スワップ取引等に対して、業種別監査委員会報告第24号及び同第25号に基づき、恣意性を排除し厳格なヘッジ運営が可能と認められる対外カバー取引の基準に準拠した運営を行っているため、当該金利スワップ取引及び通貨スワップ取引等から生じる収益及び費用は消去せずに損益認識又は繰延処理を行っております。 　なお、その他の一部の連結子会社において、繰延ヘッジ会計又は「金利スワップの特例処理」を適用しております。

	前中間連結会計期間 （自　平成15年４月１日 至　平成15年９月30日）	当中間連結会計期間 （自　平成16年４月１日 至　平成16年９月30日）	前連結会計年度 （自　平成15年４月１日 至　平成16年３月31日）
	(15) 消費税等の会計処理 当行及び国内連結子会社の消費税及び地方消費税の会計処理は、税抜方式によっております。	(14) 消費税等の会計処理 同左	(14) 消費税等の会計処理 同左
	(16) 税効果会計に関する事項 中間連結会計期間に係る納付税額及び法人税等調整額は、当行及び国内連結子会社の決算期において予定している利益処分方式による海外投資等損失準備金の積立て及び取崩しを前提として、当中間連結会計期間に係る金額を計算しております。	(15) 税効果会計に関する事項 同左	―――――
5　(中間)連結キャッシュ・フロー計算書における資金の範囲	中間連結キャッシュ・フロー計算書における資金の範囲は、現金及び無利息預け金であります。	同左	連結キャッシュ・フロー計算書における資金の範囲は、現金及び無利息預け金であります。

追加情報

前中間連結会計期間 (自　平成15年４月１日 至　平成15年９月30日)	当中間連結会計期間 (自　平成16年４月１日 至　平成16年９月30日)	前連結会計年度 (自　平成15年４月１日 至　平成16年３月31日)
―――――	外形標準課税 「地方税法等の一部を改正する法律」(平成15年法律第９号)が平成15年３月31日に公布され、平成16年４月１日以後開始する連結会計年度より法人事業税に係る課税標準の一部が「付加価値額」及び「資本等の金額」に変更されることになりました。これに伴い、当行及び一部の国内連結子会社は、「法人事業税における外形標準課税部分の損益計算書上の表示についての実務上の取扱い」(企業会計基準委員会実務対応報告第12号)に基づき、「付加価値額」及び「資本等の金額」に基づき算定された法人事業税について、当中間連結会計期間から中間連結損益計算書中の「営業経費」に含めて表示しております。	―――――

注記事項

（中間連結貸借対照表関係）

前中間連結会計期間 (平成15年９月30日現在)	当中間連結会計期間 (平成16年９月30日現在)	前連結会計年度 (平成16年３月31日現在)
※１　有価証券には、非連結子会社及び関連会社の株式22,386百万円及び出資金1,310百万円を含んでおります。	※１　有価証券には、非連結子会社及び関連会社の株式162,089百万円及び出資金1,161百万円を含んでおります。	※１　有価証券には、非連結子会社及び関連会社の株式20,605百万円及び出資金1,161百万円を含んでおります。
※２　無担保の消費貸借契約(債券貸借取引)により貸し付けている有価証券が、「有価証券」中の国債に6,002百万円含まれております。また、使用貸借又は賃貸借契約により貸し付けている有価証券は、「有価証券」中の国債に119百万円含まれております。 　無担保の消費貸借契約(債券貸借取引)により借り入れている有価証券並びに現先取引及び現金担保付債券貸借取引により受け入れている有価証券のうち、売却又は(再)担保という方法で自由に処分できる権利を有する有価証券で、(再)担保に差し入れている有価証券は654,394百万円、当中間連結会計期間末に当該処分をせずに所有しているものは136,090百万円であります。	※２　無担保の消費貸借契約により貸し付けている有価証券が、「有価証券」中の国債に16,294百万円含まれております。 　無担保の消費貸借契約により借り入れている有価証券並びに現先取引及び現金担保付債券貸借取引により受け入れている有価証券のうち、売却又は(再)担保という方法で自由に処分できる権利を有する有価証券で、(再)担保に差し入れている有価証券は1,579,675百万円、当中間連結会計期間末に当該処分をせずに所有しているものは167,303百万円であります。	※２　無担保の消費貸借契約により貸し付けている有価証券が、「有価証券」中の国債及び株式に15,849百万円含まれております。また、使用貸借又は賃貸借契約により貸し付けている有価証券は、「有価証券」中の国債に99百万円含まれております。 　無担保の消費貸借契約により借り入れている有価証券並びに現先取引及び現金担保付債券貸借取引により受け入れている有価証券のうち、売却又は(再)担保という方法で自由に処分できる権利を有する有価証券で、(再)担保に差し入れている有価証券は1,022,170百万円、当連結会計年度末に当該処分をせずに所有しているものは165,047百万円であります。
※３　貸出金のうち、破綻先債権額は178,469百万円、延滞債権額は2,238,953百万円であります。但し、上記債権額のうち、オフ・バランス化につながる措置である株式会社整理回収機構への信託実施分は、38,941百万円であります。 　なお、破綻先債権とは、元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立て又は弁済の見込みがないものとして未収利息を計上しなかった貸出金(貸倒償却を行った部分を除く。以下、「未収利息不計上貸出金」という。)のうち、法人税法施行令(昭和40年政令第97号)第96条第１項第３号のイからホまでに掲げる事由又は同項第４号に規定する事由が生じている貸出金であります。	※３　貸出金のうち、破綻先債権額は86,811百万円、延滞債権額は1,796,819百万円であります。但し、上記債権額のうち、オフ・バランス化につながる措置である株式会社整理回収機構への信託実施分は、3,792百万円であります。 　なお、破綻先債権とは、元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立又は弁済の見込みがないものとして未収利息を計上しなかった貸出金(貸倒償却を行った部分を除く。以下、「未収利息不計上貸出金」という。)のうち、法人税法施行令(昭和40年政令第97号)第96条第１項第３号のイからホまでに掲げる事由又は同項第４号に規定する事由が生じている貸出金であります。	※３　貸出金のうち、破綻先債権額は96,101百万円、延滞債権額は1,710,575百万円であります。但し、上記債権額のうち、オフ・バランス化につながる措置である株式会社整理回収機構への信託実施分は、7,522百万円であります。 　なお、破綻先債権とは、元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立て又は弁済の見込みがないものとして未収利息を計上しなかった貸出金(貸倒償却を行った部分を除く。以下、「未収利息不計上貸出金」という。)のうち、法人税法施行令(昭和40年政令第97号)第96条第１項第３号のイからホまでに掲げる事由又は同項第４号に規定する事由が生じている貸出金であります。

前中間連結会計期間 (平成15年９月30日現在)	当中間連結会計期間 (平成16年９月30日現在)	前連結会計年度 (平成16年３月31日現在)
また、延滞債権とは、未収利息不計上貸出金であって、破綻先債権及び債務者の経営再建又は支援を図ることを目的として利息の支払を猶予した貸出金以外の貸出金であります。 ※４　貸出金のうち、３カ月以上延滞債権額は98,214百万円であります。 なお、３カ月以上延滞債権とは、元本又は利息の支払が約定支払日の翌日から３月以上遅延している貸出金で破綻先債権及び延滞債権に該当しないものであります。 ※５　貸出金のうち、貸出条件緩和債権額は1,836,665百万円であります。 なお、貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取決めを行った貸出金で破綻先債権、延滞債権及び３カ月以上延滞債権に該当しないものであります。 ※６　破綻先債権額、延滞債権額、３カ月以上延滞債権額及び貸出条件緩和債権額の合計額は4,352,301百万円であります。但し、上記債権額のうち、オフ・バランス化につながる措置である株式会社整理回収機構への信託実施分は、38,941百万円であります。 なお、上記３から６に掲げた債権額は、貸倒引当金控除前の金額であります。 ※７　手形割引は、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第24号)に基づき金融取引として処理しております。これにより受け入れた銀行引受手形、商業手形、荷付為替手形及び買入外国為替は、売却又は(再)担保という方法で自由に処分できる権利を有しておりますが、その額面金額は966,761百万円であります。	また、延滞債権とは、未収利息不計上貸出金であって、破綻先債権及び債務者の経営再建又は支援を図ることを目的として利息の支払を猶予した貸出金以外の貸出金であります。 ※４　貸出金のうち、３カ月以上延滞債権額は52,918百万円であります。 なお、３カ月以上延滞債権とは、元本又は利息の支払が約定支払日の翌日から３月以上遅延している貸出金で破綻先債権及び延滞債権に該当しないものであります。 ※５　貸出金のうち、貸出条件緩和債権額は871,856百万円であります。 なお、貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取決めを行った貸出金で破綻先債権、延滞債権及び３カ月以上延滞債権に該当しないものであります。 ※６　破綻先債権額、延滞債権額、３カ月以上延滞債権額及び貸出条件緩和債権額の合計額は2,808,404百万円であります。但し、上記債権額のうち、オフ・バランス化につながる措置である株式会社整理回収機構への信託実施分は、3,837百万円であります。 なお、上記３から６に掲げた債権額は、貸倒引当金控除前の金額であります。 ※７　手形割引は、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第24号)に基づき金融取引として処理しております。これにより受け入れた銀行引受手形、商業手形、荷付為替手形及び買入外国為替は、売却又は(再)担保という方法で自由に処分できる権利を有しておりますが、その額面金額は1,031,613百万円であります。	また、延滞債権とは、未収利息不計上貸出金であって、破綻先債権及び債務者の経営再建又は支援を図ることを目的として利息の支払を猶予した貸出金以外の貸出金であります。 ※４　貸出金のうち、３カ月以上延滞債権額は51,019百万円であります。 なお、３カ月以上延滞債権とは、元本又は利息の支払が約定支払日の翌日から３月以上遅延している貸出金で破綻先債権及び延滞債権に該当しないものであります。 ※５　貸出金のうち、貸出条件緩和債権額は1,371,524百万円であります。 なお、貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取決めを行った貸出金で破綻先債権、延滞債権及び３カ月以上延滞債権に該当しないものであります。 ※６　破綻先債権額、延滞債権額、３カ月以上延滞債権額及び貸出条件緩和債権額の合計額は3,229,219百万円であります。但し、上記債権額のうち、オフ・バランス化につながる措置である株式会社整理回収機構への信託実施分は、7,522百万円であります。 なお、上記３から６に掲げた債権額は、貸倒引当金控除前の金額であります。 ※７　手形割引は、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第24号)に基づき金融取引として処理しております。これにより受け入れた銀行引受手形、商業手形、荷付為替手形及び買入外国為替は、売却又は(再)担保という方法で自由に処分できる権利を有しておりますが、その額面金額は1,023,057百万円であります。

前中間連結会計期間 (平成15年9月30日現在)	当中間連結会計期間 (平成16年9月30日現在)	前連結会計年度 (平成16年3月31日現在)
※8　担保に供している資産は次のとおりであります。 担保に供している資産 現金預け金　124,638百万円 特定取引資産　570,857百万円 有価証券　9,794,304百万円 貸出金　3,760,959百万円 その他資産(延払資産等)　1,180百万円 動産不動産　529百万円 担保資産に対応する債務 預金　14,910百万円 コールマネー及び売渡手形　7,054,900百万円 売現先勘定　1,857,026百万円 債券貸借取引受入担保金　4,355,513百万円 特定取引負債　144,062百万円 借用金　4,191百万円 その他負債　10,979百万円 支払承諾　149,297百万円 上記のほか、資金決済等の取引の担保あるいは先物取引証拠金等の代用として、現金預け金44,798百万円、特定取引資産4,204百万円、有価証券3,966,901百万円及び貸出金968,383百万円を差し入れております。 また、動産不動産のうち保証金権利金は110,997百万円、その他資産のうち先物取引差入証拠金は7,036百万円であります。	※8　担保に供している資産は次のとおりであります。 担保に供している資産 現金預け金　90,583百万円 特定取引資産　651,906百万円 有価証券　7,457,751百万円 貸出金　1,465,657百万円 その他資産(延払資産等)　1,030百万円 担保資産に対応する債務 預金　10,528百万円 コールマネー及び売渡手形　3,655,999百万円 売現先勘定　715,530百万円 債券貸借取引受入担保金　4,460,991百万円 特定取引負債　125,597百万円 借用金　3,893百万円 その他負債　14,617百万円 支払承諾　149,029百万円 上記のほか、資金決済等の取引の担保あるいは先物取引証拠金等の代用として、現金預け金50,227百万円、特定取引資産1,663百万円、有価証券6,959,898百万円及び貸出金581,956百万円を差し入れております。 また、動産不動産のうち保証金権利金は104,588百万円、その他資産のうち先物取引差入証拠金は9,216百万円であります。	※8　担保に供している資産は次のとおりであります。 担保に供している資産 現金預け金　112,778百万円 特定取引資産　540,579百万円 有価証券　10,723,663百万円 貸出金　1,375,426百万円 その他資産(延払資産等)　1,056百万円 動産不動産　524百万円 担保資産に対応する債務 預金　15,276百万円 コールマネー及び売渡手形　5,175,669百万円 売現先勘定　1,055,508百万円 債券貸借取引受入担保金　5,700,206百万円 特定取引負債　203,599百万円 借用金　4,451百万円 その他負債　1,122百万円 支払承諾　141,835百万円 上記のほか、資金決済等の取引の担保あるいは先物取引証拠金等の代用として、現金預け金42,537百万円、特定取引資産3,908百万円、有価証券6,799,796百万円及び貸出金55,000百万円を差し入れております。 また、動産不動産のうち保証金権利金は105,846百万円、その他資産のうち先物取引差入証拠金は8,130百万円であります。
※9　当座貸越契約及び貸付金に係るコミットメントライン契約は、顧客からの融資実行の申し出を受けた場合に、契約上規定された条件について違反がない限り、一定の限度額まで資金を貸し付けることを約する契約であります。これらの契約に係る融資未実行残高は、27,300,114百万円であります。このうち原契約期間が1年以内のもの又は任意の時期に無条件で取消可能なものが、24,760,530百万円あります。	※9　当座貸越契約及び貸付金に係るコミットメントライン契約は、顧客からの融資実行の申し出を受けた場合に、契約上規定された条件について違反がない限り、一定の限度額まで資金を貸し付けることを約する契約であります。これらの契約に係る融資未実行残高は、31,938,761百万円であります。このうち原契約期間が1年以内のもの又は任意の時期に無条件で取消可能なものが、28,411,544百万円あります。	※9　当座貸越契約及び貸付金に係るコミットメントライン契約は、顧客からの融資実行の申し出を受けた場合に、契約上規定された条件について違反がない限り、一定の限度額まで資金を貸し付けることを約する契約であります。これらの契約に係る融資未実行残高は、30,246,177百万円であります。このうち原契約期間が1年以内のもの又は任意の時期に無条件で取消可能なものが27,417,815百万円あります。

前中間連結会計期間 (平成15年９月30日現在)	当中間連結会計期間 (平成16年９月30日現在)	前連結会計年度 (平成16年３月31日現在)
なお、これらの契約の多くは、融資実行されずに終了するものであるため、融資未実行残高そのものが必ずしも当行及び連結子会社の将来のキャッシュ・フローに影響を与えるものではありません。これらの契約の多くには、金融情勢の変化、債権の保全、その他相当の事由があるときは、当行及び連結子会社が実行申し込みを受けた融資の拒絶又は契約極度額の減額をすることができる旨の条項が付けられております。また、契約時において必要に応じて不動産・有価証券等の担保を徴求するほか、契約後も定期的に予め定めている社内手続に基づき顧客の業況等を把握し、必要に応じて契約の見直し、与信保全上の措置等を講じております。 ※10　繰延ヘッジ会計を適用したヘッジ手段に係る損益又は評価差額は、純額で繰延ヘッジ損失としてその他資産に含めて計上しております。なお、上記相殺前の繰延ヘッジ損失の総額は1,731,260百万円、繰延ヘッジ利益の総額は1,607,821百万円であります。	なお、これらの契約の多くは、融資実行されずに終了するものであるため、融資未実行残高そのものが必ずしも当行及び連結子会社の将来のキャッシュ・フローに影響を与えるものではありません。これらの契約の多くには、金融情勢の変化、債権の保全及びその他相当の事由があるときは、当行及び連結子会社が実行申し込みを受けた融資の拒絶又は契約極度額の減額をすることができる旨の条項が付けられております。また、契約時において必要に応じて不動産・有価証券等の担保を徴求するほか、契約後も定期的に予め定めている社内手続に基づき顧客の業況等を把握し、必要に応じて契約の見直し、与信保全上の措置等を講じております。 ※10　繰延ヘッジ会計を適用したヘッジ手段に係る損益又は評価差額は、純額で繰延ヘッジ損失として「その他資産」に含めて計上しております。なお、上記相殺前の繰延ヘッジ損失の総額は569,833百万円、繰延ヘッジ利益の総額は457,099百万円であります。	なお、これらの契約の多くは、融資実行されずに終了するものであるため、融資未実行残高そのものが必ずしも当行及び連結子会社の将来のキャッシュ・フローに影響を与えるものではありません。これらの契約の多くには、金融情勢の変化、債権の保全及びその他相当の事由があるときは、当行及び連結子会社が実行申し込みを受けた融資の拒絶又は契約極度額の減額をすることができる旨の条項が付けられております。また、契約時において必要に応じて不動産・有価証券等の担保を徴求するほか、契約後も定期的に予め定めている社内手続に基づき顧客の業況等を把握し、必要に応じて契約の見直し、与信保全上の措置等を講じております。 ※10　繰延ヘッジ会計を適用したヘッジ手段に係る損益又は評価差額は、純額で繰延ヘッジ損失として「その他資産」に含めて計上しております。なお、上記相殺前の繰延ヘッジ損失の総額は659,048百万円、繰延ヘッジ利益の総額は563,049百万円であります。

前中間連結会計期間 (平成15年９月30日現在)	当中間連結会計期間 (平成16年９月30日現在)	前連結会計年度 (平成16年３月31日現在)
※11　当行は、土地の再評価に関する法律(平成10年３月31日公布法律第34号)及び土地の再評価に関する法律の一部を改正する法律(平成13年３月31日公布法律第19号)に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として資本の部に計上しております。 　また、一部の連結子会社は、同法律に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金資産」又は「再評価に係る繰延税金負債」としてそれぞれ資産の部又は負債の部に計上し、これを控除した金額を「土地再評価差額金」として資本の部に計上しております。 再評価を行った年月日 　当行 　　　平成10年３月31日及び 　　　平成14年３月31日 　一部の連結子会社 　　　平成11年３月31日、 　　　平成14年３月31日 同法律第３条第３項に定める再評価の方法 　当行 　土地の再評価に関する法律施行令(平成10年３月31日公布政令第119号)第２条第３号に定める固定資産税評価額、同条第４号に定める路線価及び同条第５号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて、奥行価格補正、時点修正、近隣売買事例による補正等、合理的な調整を行って算出。	※11　当行は、土地の再評価に関する法律(平成10年３月31日公布法律第34号)及び土地の再評価に関する法律の一部を改正する法律(平成13年３月31日公布法律第19号)に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として資本の部に計上しております。 　また、一部の連結子会社は、同法律に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金資産」又は「再評価に係る繰延税金負債」としてそれぞれ資産の部又は負債の部に計上し、これを控除した金額を「土地再評価差額金」として資本の部に計上しております。 再評価を行った年月日 　当行 　　　平成10年３月31日及び 　　　平成14年３月31日 　一部の連結子会社 　　　平成11年３月31日、 　　　平成14年３月31日 同法律第３条第３項に定める再評価の方法 　当行 　土地の再評価に関する法律施行令(平成10年３月31日公布政令第119号)第２条第３号に定める固定資産税評価額、同条第４号に定める路線価及び同条第５号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて、奥行価格補正、時点修正、近隣売買事例による補正等、合理的な調整を行って算出。	※11　当行は、土地の再評価に関する法律(平成10年３月31日公布法律第34号)及び土地の再評価に関する法律の一部を改正する法律(平成13年３月31日公布法律第19号)に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として資本の部に計上しております。 　また、一部の連結子会社は、同法律に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金資産」又は「再評価に係る繰延税金負債」としてそれぞれ資産の部又は負債の部に計上し、これを控除した金額を「土地再評価差額金」として資本の部に計上しております。 再評価を行った年月日 　当行 　　　平成10年３月31日及び 　　　平成14年３月31日 　一部の連結子会社 　　　平成11年３月31日、 　　　平成14年３月31日 同法律第３条第３項に定める再評価の方法 　当行 　土地の再評価に関する法律施行令(平成10年３月31日公布政令第119号)第２条第３号に定める固定資産税評価額、同条第４号に定める路線価及び同条第５号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて、奥行価格補正、時点修正、近隣売買事例による補正等、合理的な調整を行って算出。

前中間連結会計期間 (平成15年９月30日現在)	当中間連結会計期間 (平成16年９月30日現在)	前連結会計年度 (平成16年３月31日現在)
一部の連結子会社 土地の再評価に関する法律施行令(平成10年３月31日公布政令第119号)第２条第３号に定める固定資産税評価額及び同条第５号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて算出。	一部の連結子会社 土地の再評価に関する法律施行令(平成10年３月31日公布政令第119号)第２条第３号に定める固定資産税評価額及び同条第５号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて算出。	一部の連結子会社 土地の再評価に関する法律施行令(平成10年３月31日公布政令第119号)第２条第３号に定める固定資産税評価額及び同条第５号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて算出。 同法律第10条に定める再評価を行った事業用土地の当連結会計年度末における時価の合計額は、当該事業用土地の再評価後の帳簿価額の合計額より16,497百万円下回っております。
※12　動産不動産の減価償却累計額は544,097百万円、リース資産の減価償却累計額は28,555百万円であります。	※12　動産不動産の減価償却累計額は526,880百万円、リース資産の減価償却累計額は28,660百万円であります。	※12　動産不動産の減価償却累計額は525,176百万円、リース資産の減価償却累計額は28,861百万円であります。
※13　借用金には、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付借入金811,510百万円が含まれております。	※13　借用金には、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付借入金771,570百万円が含まれております。	※13　借用金には、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付借入金770,003百万円が含まれております。
※14　社債には、劣後特約付社債1,583,839百万円が含まれております。	※14　社債には、劣後特約付社債1,861,560百万円が含まれております。	※14　社債には、劣後特約付社債1,661,881百万円が含まれております。

（中間連結損益計算書関係）

前中間連結会計期間 （自　平成15年４月１日 至　平成15年９月30日）	当中間連結会計期間 （自　平成16年４月１日 至　平成16年９月30日）	前連結会計年度 （自　平成15年４月１日 至　平成16年３月31日）
※１　その他経常収益には、株式等売却益55,263百万円を含んでおります。	※１　その他経常収益には、株式等売却益66,061百万円及び退職給付信託に係る信託設定益75,275百万円を含んでおります。	※１　その他経常収益には、株式等売却益160,105百万円を含んでおります。 ※２　営業経費には、研究開発費29百万円を含んでおります。
※３　その他経常費用には、貸出金償却379,528百万円を含んでおります。	※３　その他経常費用には、貸倒引当金繰入額161,473百万円、貸出金償却380,678百万円及び延滞債権等を売却したことによる損失56,321百万円を含んでおります。	※３　その他経常費用には、貸出金償却639,994百万円、延滞債権等を売却したことによる損失266,752百万円を含んでおります。
※４　特別利益には、東京都外形標準課税訴訟の訴訟上の和解成立による還付税金38,236百万円及び還付加算金2,097百万円を含んでおります。	※４　特別利益は、動産不動産処分益2,109百万円及び償却債権取立益348百万円であります。	※４　特別利益には、厚生年金基金の代行部分の将来支給義務免除に係る利益59,095百万円、東京都外形標準課税訴訟の訴訟上の和解成立による還付税金38,236百万円及び還付加算金2,127百万円並びに貸倒引当金戻入益24,111百万円を含んでおります。
※５　特別損失には、退職給付会計導入に伴う会計基準変更時差異の費用処理額10,667百万円、店舗の統廃合等に伴う動産不動産処分損8,012百万円を含んでおります。	※５　特別損失には、退職給付会計導入に伴う会計基準変更時差異の費用処理額8,584百万円及び店舗の統廃合等に伴う動産不動産処分損9,978百万円を含んでおります。	※５　特別損失には、退職給付会計導入に伴う会計基準変更時差異の費用処理額20,640百万円を含んでおります。

(中間連結キャッシュ・フロー計算書関係)

前中間連結会計期間 (自　平成15年４月１日 至　平成15年９月30日)	当中間連結会計期間 (自　平成16年４月１日 至　平成16年９月30日)	前連結会計年度 (自　平成15年４月１日 至　平成16年３月31日)
※１　現金及び現金同等物の中間期末残高と中間連結貸借対照表に掲記されている科目の金額との関係 平成15年９月30日現在 (金額単位　百万円) 現金預け金勘定　3,893,347 有利息預け金　△962,489 現金及び現金同等物　2,930,857	※１　現金及び現金同等物の中間期末残高と中間連結貸借対照表に掲記されている科目の金額との関係 平成16年９月30日現在 (金額単位　百万円) 現金預け金勘定　5,840,475 有利息預け金　△2,517,294 現金及び現金同等物　3,323,180	※１　現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係 平成16年３月31日現在 (金額単位　百万円) 現金預け金勘定　5,322,873 有利息預け金　△1,797,817 現金及び現金同等物　3,525,056
※２　株式の取得により新たに連結子会社となった会社の資産及び負債の主な内訳 株式の取得により新たに株式会社関西さわやか銀行他２社を連結したことに伴う連結開始時の資産及び負債の内訳並びに株式の取得のための支出(純額)との関係は次のとおりであります。 (金額単位　百万円) 資産　800,140 (うち貸出金　593,042) 負債　△724,780 (うち預金　△682,795) 少数株主持分　△23,450 連結調整勘定　△13,136 上記３社株式の取得価額　38,773 上記３社現金及び現金同等物　△29,794 差引：上記３社取得のための支出　8,978		※２　株式の取得により新たに連結子会社となった会社の資産及び負債の主な内訳 株式の取得により新たに旧株式会社関西さわやか銀行他２社を連結したことに伴う連結開始時の資産及び負債の内訳並びに株式の取得のための支出(純額)との関係は次のとおりであります。 (金額単位　百万円) 資産　800,140 (うち貸出金　593,042) 負債　△724,780 (うち預金　△682,795) 少数株主持分　△23,450 連結調整勘定　△13,136 上記３社株式の取得価額　38,773 上記３社現金及び現金同等物　△29,794 差引：上記３社取得のための支出　8,978

（リース取引関係）

前中間連結会計期間 （自　平成15年４月１日 至　平成15年９月30日）	当中間連結会計期間 （自　平成16年４月１日 至　平成16年９月30日）	前連結会計年度 （自　平成15年４月１日 至　平成16年３月31日）
１　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引 (1) 借手側 ・リース物件の取得価額相当額、減価償却累計額相当額及び中間連結会計期間末残高相当額 取得価額相当額 動産　28,412百万円 その他　1,590百万円 合計　30,003百万円 減価償却累計額相当額 動産　17,145百万円 その他　1,250百万円 合計　18,395百万円 中間連結会計期間末残高相当額 動産　11,267百万円 その他　339百万円 合計　11,607百万円 ・未経過リース料中間連結会計期間末残高相当額 １年内　4,641百万円 １年超　7,425百万円 合計　12,067百万円 ・支払リース料、減価償却費相当額及び支払利息相当額 支払リース料　2,965百万円 減価償却費相当額　2,729百万円 支払利息相当額　217百万円 ・減価償却費相当額の算定方法 リース期間を耐用年数とし、残存価額を零とする定額法によっております。 ・利息相当額の算定方法 リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各中間連結会計期間への配分方法については、利息法によっております。	１　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引 (1) 借手側 ・リース物件の取得価額相当額、減価償却累計額相当額及び中間連結会計期間末残高相当額 取得価額相当額 動産　22,085百万円 その他　901百万円 合計　22,986百万円 減価償却累計額相当額 動産　13,867百万円 その他　464百万円 合計　14,332百万円 中間連結会計期間末残高相当額 動産　8,217百万円 その他　436百万円 合計　8,654百万円 ・未経過リース料中間連結会計期間末残高相当額 １年内　3,957百万円 １年超　5,185百万円 合計　9,142百万円 ・支払リース料、減価償却費相当額及び支払利息相当額 支払リース料　2,430百万円 減価償却費相当額　2,194百万円 支払利息相当額　191百万円 ・減価償却費相当額の算定方法 リース期間を耐用年数とし、残存価額を零とする定額法によっております。 ・利息相当額の算定方法 リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各中間連結会計期間への配分方法については、利息法によっております。	１　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引 (1) 借手側 ・リース物件の取得価額相当額、減価償却累計額相当額及び年度末残高相当額 取得価額相当額 動産　23,447百万円 その他　1,071百万円 合計　24,518百万円 減価償却累計額相当額 動産　14,071百万円 その他　645百万円 合計　14,716百万円 年度末残高相当額 動産　9,375百万円 その他　425百万円 合計　9,801百万円 ・未経過リース料年度末残高相当額 １年内　4,312百万円 １年超　6,074百万円 合計　10,387百万円 ・支払リース料、減価償却費相当額及び支払利息相当額 支払リース料　5,651百万円 減価償却費相当額　5,166百万円 支払利息相当額　419百万円 ・減価償却費相当額の算定方法 リース期間を耐用年数とし、残存価額を零とする定額法によっております。 ・利息相当額の算定方法 リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各連結会計年度への配分方法については、利息法によっております。

前中間連結会計期間 （自　平成15年４月１日 至　平成15年９月30日）	当中間連結会計期間 （自　平成16年４月１日 至　平成16年９月30日）	前連結会計年度 （自　平成15年４月１日 至　平成16年３月31日）
(2) 貸手側 ・リース資産に含まれているリース物件の取得価額、減価償却累計額及び中間連結会計期間末残高 取得価額 動産　38,826百万円 その他　1,909百万円 合計　40,735百万円 減価償却累計額 動産　22,847百万円 その他　882百万円 合計　23,729百万円 中間連結会計期間末残高 動産　15,978百万円 その他　1,026百万円 合計　17,005百万円 ・未経過リース料中間連結会計期間末残高相当額 １年内　6,070百万円 １年超　11,785百万円 合計　17,855百万円 ・受取リース料、減価償却費及び受取利息相当額 受取リース料　3,793百万円 減価償却費　3,167百万円 受取利息相当額　508百万円 ・利息相当額の算定方法 リース料総額と見積残存価額との合計額から、これに対応するリース物件の取得価額を控除した金額を利息相当額とし、各中間連結会計期間への配分方法については、利息法によっております。 2　オペレーティング・リース取引 (1) 借手側 ・未経過リース料 １年内　16,411百万円 １年超　88,795百万円 合計　105,206百万円 (2) 貸手側 ・未経過リース料 １年内　385百万円 １年超　1,294百万円 合計　1,680百万円 なお、上記１、２に記載した貸手側の未経過リース料のうち3,090百万円を借用金等の担保に提供しております。	(2) 貸手側 ・リース資産に含まれているリース物件の取得価額、減価償却累計額及び中間連結会計期間末残高 取得価額 動産　40,463百万円 その他　2,254百万円 合計　42,718百万円 減価償却累計額 動産　23,495百万円 その他　1,086百万円 合計　24,581百万円 中間連結会計期間末残高 動産　16,968百万円 その他　1,168百万円 合計　18,136百万円 ・未経過リース料中間連結会計期間末残高相当額 １年内　6,294百万円 １年超　12,796百万円 合計　19,091百万円 ・受取リース料、減価償却費及び受取利息相当額 受取リース料　3,846百万円 減価償却費　3,281百万円 受取利息相当額　452百万円 ・利息相当額の算定方法 リース料総額と見積残存価額との合計額から、これに対応するリース物件の取得価額を控除した金額を利息相当額とし、各中間連結会計期間への配分方法については、利息法によっております。 2　オペレーティング・リース取引 (1) 借手側 ・未経過リース料 １年内　14,971百万円 １年超　67,952百万円 合計　82,924百万円 (2) 貸手側 ・未経過リース料 １年内　30百万円 １年超　123百万円 合計　153百万円 なお、上記１、２に記載した貸手側の未経過リース料のうち2,936百万円を借用金等の担保に提供しております。	(2) 貸手側 ・リース資産に含まれているリース物件の取得価額、減価償却累計額及び年度末残高 取得価額 動産　39,609百万円 その他　2,096百万円 合計　41,706百万円 減価償却累計額 動産　23,054百万円 その他　1,043百万円 合計　24,097百万円 年度末残高 動産　16,554百万円 その他　1,053百万円 合計　17,608百万円 ・未経過リース料年度末残高相当額 １年内　6,180百万円 １年超　12,448百万円 合計　18,628百万円 ・受取リース料、減価償却費及び受取利息相当額 受取リース料　7,641百万円 減価償却費　6,385百万円 受取利息相当額　1,024百万円 ・利息相当額の算定方法 リース料総額と見積残存価額との合計額から、これに対応するリース物件の取得価額を控除した金額を利息相当額とし、各連結会計年度への配分方法については、利息法によっております。 2　オペレーティング・リース取引 (1) 借手側 ・未経過リース料 １年内　14,718百万円 １年超　74,020百万円 合計　88,739百万円 (2) 貸手側 ・未経過リース料 １年内　323百万円 １年超　1,109百万円 合計　1,433百万円 なお、上記１、２に記載した貸手側の未経過リース料のうち3,132百万円を借用金等の担保に提供しております。

（有価証券関係）

※1　中間連結貸借対照表の「有価証券」のほか、「特定取引資産」中の商品有価証券、コマーシャル・ペーパー及び短期社債、「現金預け金」中の譲渡性預け金、並びに「買入金銭債権」中のコマーシャル・ペーパー及び貸付債権信託受益権等も含めて記載しております。

※2　子会社株式及び関連会社株式で時価のあるものについては、中間財務諸表における注記事項として記載しております。

Ⅰ　当中間連結会計期間

1　売買目的有価証券(平成16年9月30日現在)

	中間連結貸借対照表計上額(百万円)	当中間連結会計期間の損益に含まれた評価差額(百万円)
売買目的有価証券	1,209,190	△2,548

2　満期保有目的の債券で時価のあるもの(平成16年9月30日現在)

	中間連結貸借対照表計上額(百万円)	時価(百万円)	差額(百万円)	うち益(百万円)	うち損(百万円)
国債	508,400	502,551	△5,848	1,684	7,533
地方債	—	—	—	—	—
社債	—	—	—	—	—
その他	35,180	35,739	558	681	122
合計	543,580	538,290	△5,289	2,365	7,655

（注）1　時価は、当中間連結会計期間末日における市場価格等に基づいております。

2　「うち益」「うち損」はそれぞれ「差額」の内訳であります。

3　その他有価証券で時価のあるもの(平成16年9月30日現在)

	取得原価(百万円)	中間連結貸借対照表計上額(百万円)	評価差額(百万円)	うち益(百万円)	うち損(百万円)
株式	2,007,782	2,579,500	571,717	624,371	52,653
債券	13,744,918	13,686,800	△58,118	18,409	76,527
国債	12,421,472	12,371,625	△49,846	13,933	63,780
地方債	504,080	497,812	△6,267	1,094	7,361
社債	819,366	817,362	△2,003	3,381	5,385
その他	4,080,116	4,040,625	△39,491	8,903	48,395
合計	19,832,818	20,306,925	474,107	651,684	177,576

（注）1　評価差額のうち、時価ヘッジの適用により損益に反映させた額は22,199百万円(収益)であります。
2　中間連結貸借対照表計上額は、株式については主として当中間連結会計期間末前１ヵ月の市場価格の平均に基づいて算定された額により、また、それ以外については、当中間連結会計期間末日における市場価格等に基づく時価により、それぞれ計上したものであります。
3　「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。
4　その他有価証券で時価のあるもののうち、当該有価証券の時価が取得原価に比べて著しく下落したものについては、原則として時価が取得原価まで回復する見込みがないものとみなして、当該時価をもって中間連結貸借対照表価額とし、評価差額を当中間連結会計期間の損失として処理(以下、「減損処理」という。)しております。当中間連結会計期間におけるこの減損処理額は39百万円であります。時価が「著しく下落した」と判断するための基準は、資産の自己査定基準において、有価証券の発行会社の区分毎に次のとおり定めております。

破綻先、実質破綻先、破綻懸念先	時価が取得原価に比べて下落
要注意先	時価が取得原価に比べて30%以上下落
正常先	時価が取得原価に比べて50%以上下落

なお、破綻先とは破産、特別清算等法的に経営破綻の事実が発生している発行会社、実質破綻先とは破綻先と同等の状況にある発行会社、破綻懸念先とは現在は経営破綻の状況にないが今後経営破綻に陥る可能性が大きいと認められる発行会社、要注意先とは今後の管理に注意を要する発行会社であります。また、正常先とは破綻先、実質破綻先、破綻懸念先及び要注意先以外の発行会社であります。

4　当中間連結会計期間中に売却した満期保有目的の債券

該当ありません。

5　当中間連結会計期間中に売却したその他有価証券(自　平成16年４月１日　至　平成16年９月30日)

	売却額(百万円)	売却益の合計額(百万円)	売却損の合計額(百万円)
その他有価証券	16,678,294	118,074	27,536

6　時価のない有価証券の主な内容及び中間連結貸借対照表計上額(平成16年９月30日現在)

	金額(百万円)
満期保有目的の債券	
非上場外国証券	229
その他	11,790
その他有価証券	
非上場株式(店頭売買株式を除く)	627,557
非上場債券	1,768,325
非上場外国証券	392,218
その他	138,531

7　保有目的を変更した有価証券

該当ありません。

8　その他有価証券のうち満期があるもの及び満期保有目的の債券の償還予定額(平成16年９月30日現在)

	１年以内(百万円)	１年超５年以内(百万円)	５年超10年以内(百万円)	10年超(百万円)
債券	2,927,449	7,891,459	2,987,501	2,157,117
国債	2,701,723	5,793,773	2,234,942	2,149,585
地方債	13,233	252,642	231,433	503
社債	212,492	1,845,044	521,125	7,028
その他	378,024	2,954,422	417,839	511,709
合計	3,305,474	10,845,881	3,405,341	2,668,827

Ⅱ　前中間連結会計期間

1　売買目的有価証券(平成15年９月30日現在)

	中間連結貸借対照表計上額(百万円)	前中間連結会計期間の損益に含まれた評価差額(百万円)
売買目的有価証券	1,205,895	△1,705

2　満期保有目的の債券で時価のあるもの(平成15年９月30日現在)

	中間連結貸借対照表計上額(百万円)	時価(百万円)	差額(百万円)	うち益(百万円)	うち損(百万円)
国債	510,132	498,980	△11,152	884	12,037
地方債	―	―	―	―	―
社債	―	―	―	―	―
その他	20,163	21,181	1,017	1,134	117
合計	530,296	520,161	△10,135	2,019	12,155

(注) 1　時価は、前中間連結会計期間末日における市場価格等に基づいております。
　　 2　「うち益」「うち損」はそれぞれ「差額」の内訳であります。

3　その他有価証券で時価のあるもの(平成15年９月30日現在)

	取得原価(百万円)	中間連結貸借対照表計上額(百万円)	評価差額(百万円)	うち益(百万円)	うち損(百万円)
株式	2,578,722	3,048,741	470,018	572,504	102,486
債券	12,436,715	12,281,842	△154,872	6,597	161,470
国債	11,240,557	11,103,803	△136,754	2,865	139,619
地方債	413,692	403,548	△10,143	924	11,067
社債	782,465	774,489	△7,975	2,808	10,783
その他	4,185,713	4,173,238	△12,474	20,173	32,648
合計	19,201,151	19,503,822	302,671	599,276	296,605

(注) 1　評価差額のうち、時価ヘッジの適用により損益に反映させた額は22,029百万円(収益)であります。
　　 2　中間連結貸借対照表計上額は、株式については主として前中間連結会計期間末前１ヵ月の市場価格の平均に基づいて算定された額により、また、それ以外については、前中間連結会計期間末日における市場価格等に基づく時価により、それぞれ計上したものであります。
　　 3　「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。
　　 4　その他有価証券で時価のあるもののうち、当該有価証券の時価が取得原価に比べて著しく下落したものについては、原則として時価が取得原価まで回復する見込みがないものとみなして、当該時価をもって中間連結貸借対照表価額とし、評価差額を前中間連結会計期間の損失として処理(以下、「減損処理」という。)しております。前中間連結会計期間におけるこの減損処理額は516百万円であります。時価が「著しく下落した」と判断するための基準は、資産の自己査定基準において、有価証券の発行会社の区分毎に次のとおり定めております。

破綻先、実質破綻先、破綻懸念先　　時価が取得原価に比べて下落
要注意先　　時価が取得原価に比べて30％以上下落
正常先　　時価が取得原価に比べて50％以上下落

なお、破綻先とは破産、特別清算等法的に経営破綻の事実が発生している発行会社、実質破綻先とは破綻先と同等の状況にある発行会社、破綻懸念先とは現在は経営破綻の状況にないが今後経営破綻に陥る可能性が大きいと認められる発行会社、要注意先とは今後の管理に注意を要する発行会社であります。また、正常先とは破綻先、実質破綻先、破綻懸念先及び要注意先以外の発行会社であります。

4　当該中間連結会計期間中に売却した満期保有目的の債券(自　平成15年４月１日　至　平成15年９月30日)

	売却原価(百万円)	売却額(百万円)	売却損益(百万円)	売却の理由
国債	21,063	21,709	645	連結子会社であるみなと銀行における資金運用方針の変更
地方債	23,060	23,796	736	
合計	44,123	45,506	1,382	

5　当該中間連結会計期間中に売却したその他有価証券(自　平成15年４月１日　至　平成15年９月30日)

	売却額(百万円)	売却益の合計額(百万円)	売却損の合計額(百万円)
その他有価証券	15,758,503	144,874	95,504

6　時価のない有価証券の主な内容及び中間連結貸借対照表計上額(平成15年９月30日現在)

	金額(百万円)
満期保有目的の債券	
非上場外国証券	2,136
その他	10,812
その他有価証券	
非上場株式(店頭売買株式を除く)	388,699
非上場債券	1,457,321
非上場外国証券	322,890
その他	109,232

7　保有目的を変更した有価証券

連結子会社であるみなと銀行において、前中間連結会計期間中に資金運用方針の変更により、満期保有目的の債券の一部を償還期限前に売却したため、「金融商品会計に関する実務指針」(日本公認会計士協会会計制度委員会報告第14号)第83項により、当該連結子会社の残りの全ての満期保有目的の債券28,281百万円の保有目的区分をその他有価証券に変更しております。この結果、満期保有目的の債券と同様の会計処理を行った場合に比べ、「有価証券」が66百万円増加し、「繰延税金資産」が26百万円減少し、「少数株主持分」及び「その他有価証券評価差額金」がそれぞれ37百万円及び２百万円増加しております。

8　その他有価証券のうち満期があるもの及び満期保有目的の債券の償還予定額(平成15年９月30日現在)

	１年以内(百万円)	１年超５年以内(百万円)	５年超10年以内(百万円)	10年超(百万円)
債券	2,916,066	6,936,933	3,780,495	615,803
国債	2,717,205	5,160,392	3,125,480	610,858
地方債	6,726	197,435	198,853	533
社債	192,133	1,579,106	456,162	4,411
その他	470,650	2,973,683	434,348	606,081
合計	3,386,717	9,910,617	4,214,844	1,221,884

Ⅲ　前連結会計年度

1　売買目的有価証券(平成16年３月31日現在)

	連結貸借対照表計上額(百万円)	前連結会計年度の損益に含まれた評価差額(百万円)
売買目的有価証券	1,170,727	△1,707

2　満期保有目的の債券で時価のあるもの(平成16年３月31日現在)

	連結貸借対照表計上額(百万円)	時価(百万円)	差額(百万円)	うち益(百万円)	うち損(百万円)
国債	509,458	500,930	△8,527	1,739	10,266
地方債	―	―	―	―	―
社債	―	―	―	―	―
その他	16,230	17,331	1,101	1,101	―
合計	525,688	518,262	△7,425	2,840	10,266

(注)　1　時価は、前連結会計年度末日における市場価格等に基づいております。

2　「うち益」「うち損」はそれぞれ「差額」の内訳であります。

3　その他有価証券で時価のあるもの(平成16年３月31日現在)

	取得原価(百万円)	連結貸借対照表計上額(百万円)	評価差額(百万円)	うち益(百万円)	うち損(百万円)
株式	2,207,264	2,869,841	662,576	726,236	63,660
債券	15,604,771	15,501,515	△103,256	18,590	121,847
国債	14,028,689	13,939,482	△89,207	14,225	103,432
地方債	515,362	506,263	△9,098	1,075	10,173
社債	1,060,720	1,055,769	△4,950	3,289	8,240
その他	5,354,259	5,363,346	9,086	32,049	22,962
合計	23,166,296	23,734,703	568,407	776,877	208,470

(注)　1　評価差額のうち、時価ヘッジの適用により損益に反映させた額は23,452百万円(収益)であります。

2　連結貸借対照表計上額は、株式については主として前連結会計年度末前１ヵ月の市場価格の平均に基づいて算定された額により、また、それ以外については、前連結会計年度末日における市場価格等に基づく時価により、それぞれ計上したものであります。

3　「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。

4　その他有価証券で時価のあるもののうち、当該有価証券の時価が取得原価に比べて著しく下落したものについては、原則として時価が取得原価まで回復する見込みがないものとみなして、当該時価をもって連結貸借対照表価額とし、評価差額を前連結会計年度の損失として処理(以下、「減損処理」という。)しております。前連結会計年度におけるこの減損処理額は5,609百万円であります。時価が「著しく下落した」と判断するための基準は、資産の自己査定基準において、有価証券の発行会社の区分毎に次のとおり定めております。

破綻先、実質破綻先、破綻懸念先　　時価が取得原価に比べて下落
要注意先　　時価が取得原価に比べて30%以上下落
正常先　　時価が取得原価に比べて50%以上下落

なお、破綻先とは破産、特別清算等法的に経営破綻の事実が発生している発行会社、実質破綻先とは破綻先と同等の状況にある発行会社、破綻懸念先とは現在は経営破綻の状況にないが今後経営破綻に陥る可能性が大きいと認められる発行会社、要注意先とは今後の管理に注意を要する発行会社であります。また、正常先とは破綻先、実質破綻先、破綻懸念先及び要注意先以外の発行会社であります。

4　当該連結会計年度中に売却した満期保有目的の債券(自　平成15年４月１日　至　平成16年３月31日)

	売却原価(百万円)	売却額(百万円)	売却損益(百万円)	売却の理由
国債	21,063	21,709	645	連結子会社であるみなと銀行における資金運用方針の変更
地方債	23,060	23,796	736	
合計	44,123	45,506	1,382	

5　当該連結会計年度中に売却したその他有価証券(自　平成15年４月１日　至　平成16年３月31日)

	売却額(百万円)	売却益の合計額(百万円)	売却損の合計額(百万円)
その他有価証券	30,635,387	282,272	153,848

6　時価のない有価証券の主な内容及び連結貸借対照表計上額(平成16年３月31日現在)

	金額(百万円)
満期保有目的の債券	
非上場外国証券	218
その他	10,413
その他有価証券	
非上場株式(店頭売買株式を除く)	583,431
非上場債券	1,596,199
非上場外国証券	314,127
その他	134,350

7　保有目的を変更した有価証券

連結子会社であるみなと銀行において、前連結会計年度中に資金運用方針の変更により、満期保有目的の債券の一部を償還期限前に売却したため、「金融商品会計に関する実務指針」(日本公認会計士協会会計制度委員会報告第14号)第83項により、当該連結子会社の残りの全ての満期保有目的の債券28,281百万円の保有目的区分をその他有価証券に変更しております。また、保有目的区分を変更した債券のうち、12,063百万円を前連結会計年度中に売却しており、これにより売却損益18百万円を計上しております。

この結果、満期保有目的の債券と同様の会計処理を行った場合に比べ、「有価証券」が35百万円増加し、「繰延税金資産」が14百万円減少し、「少数株主持分」及び「その他有価証券評価差額金」がそれぞれ19百万円及び１百万円増加しております。

8　その他有価証券のうち満期があるもの及び満期保有目的の債券の償還予定額(平成16年３月31日現在)

	１年以内(百万円)	１年超５年以内(百万円)	５年超10年以内(百万円)	10年超(百万円)
債券	2,879,079	9,470,889	3,999,979	1,257,227
国債	2,706,787	7,223,369	3,266,491	1,252,292
地方債	7,759	263,194	234,789	519
社債	164,531	1,984,324	498,698	4,415
その他	439,992	4,210,623	457,429	538,094
合計	3,319,072	13,681,513	4,457,409	1,795,322

(金銭の信託関係)

Ⅰ　当中間連結会計期間

1　運用目的の金銭の信託

該当ありません。

2　満期保有目的の金銭の信託

該当ありません。

3　その他の金銭の信託(運用目的及び満期保有目的以外の金銭の信託)(平成16年9月30日現在)

	取得原価(百万円)	中間連結貸借対照表計上額(百万円)	評価差額(百万円)	うち益(百万円)	うち損(百万円)
その他の金銭の信託	3,628	3,783	154	271	116

(注) 1　中間連結貸借対照表計上額は、当中間連結会計期間末日における市場価格等に基づく時価により計上したものであります。

2　「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。

Ⅱ　前中間連結会計期間

1　運用目的の金銭の信託(平成15年9月30日現在)

	中間連結貸借対照表計上額(百万円)	前中間連結会計期間の損益に含まれた評価差額(百万円)
運用目的の金銭の信託	7,443	―

2　満期保有目的の金銭の信託

該当ありません。

3　その他の金銭の信託(運用目的及び満期保有目的以外の金銭の信託)(平成15年9月30日現在)

	取得原価(百万円)	中間連結貸借対照表計上額(百万円)	評価差額(百万円)	うち益(百万円)	うち損(百万円)
その他の金銭の信託	20,070	20,054	△16	249	265

(注) 1　中間連結貸借対照表計上額は、前中間連結会計期間末日における市場価格等に基づく時価により計上したものであります。

2　「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。

Ⅲ　前連結会計年度

1　運用目的の金銭の信託

該当ありません。

2　満期保有目的の金銭の信託

該当ありません。

3　その他の金銭の信託(運用目的及び満期保有目的以外の金銭の信託)(平成16年３月31日現在)

	取得原価(百万円)	連結貸借対照表計上額(百万円)	評価差額(百万円)	うち益(百万円)	うち損(百万円)
その他の金銭の信託	3,628	3,749	121	222	100

(注)　1　連結貸借対照表計上額は、前連結会計年度末日における市場価格等に基づく時価により計上したものであります。

2　「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。

(その他有価証券評価差額金)

Ⅰ　当中間連結会計期間

○その他有価証券評価差額金(平成16年９月30日現在)

中間連結貸借対照表に計上されている「その他有価証券評価差額金」の内訳は、次のとおりであります。

	金額(百万円)
評価差額	452,057
その他有価証券	451,902
その他の金銭の信託	154
(△)繰延税金負債	183,763
その他有価証券評価差額金(持分相当額調整前)	268,293
(△)少数株主持分相当額	5,319
(＋)持分法適用会社が所有するその他有価証券に係る評価差額金のうち親会社持分相当額	208
その他有価証券評価差額金	263,182

(注) 1　その他有価証券の評価差額のうち、時価ヘッジの適用により損益に反映させた額は22,199百万円(収益)であります。

2　その他有価証券の評価差額は時価のない外貨建有価証券の為替換算差額(損益処理分を除く)を含んでおります。

Ⅱ　前中間連結会計期間

○その他有価証券評価差額金(平成15年９月30日現在)

中間連結貸借対照表に計上されている「その他有価証券評価差額金」の内訳は、次のとおりであります。

	金額(百万円)
評価差額	280,596
その他有価証券	280,612
その他の金銭の信託	△16
(△)繰延税金負債	109,793
その他有価証券評価差額金(持分相当額調整前)	170,803
(△)少数株主持分相当額	△4,158
(＋)持分法適用会社が所有するその他有価証券に係る評価差額金のうち親会社持分相当額	209
その他有価証券評価差額金	175,171

(注) 1　その他有価証券の評価差額のうち、時価ヘッジの適用により損益に反映させた額は22,029百万円(収益)であります。

2　その他有価証券の評価差額は時価のない外貨建有価証券の為替換算差額(損益処理分を除く)を含んでおります。

Ⅲ　前連結会計年度

○その他有価証券評価差額金(平成16年３月31日現在)

連結貸借対照表に計上されている「その他有価証券評価差額金」の内訳は、次のとおりであります。

	金額(百万円)
評価差額	545,075
その他有価証券	544,953
その他の金銭の信託	121
(△)繰延税金負債	222,115
その他有価証券評価差額金(持分相当額調整前)	322,959
(△)少数株主持分相当額	3,467
(＋)持分法適用会社が所有するその他有価証券に係る評価差額金のうち親会社持分相当額	287
その他有価証券評価差額金	319,780

(注) 1　その他有価証券の評価差額のうち、時価ヘッジの適用により損益に反映させた額は23,452百万円(収益)であります。

2　その他有価証券の評価差額は時価のない外貨建有価証券の為替換算差額(損益処理分を除く)を含んでおります。

(デリバティブ取引関係)

I　当中間連結会計期間

(1) 金利関連取引(平成16年9月30日現在)

区分	種類	契約額等(百万円)	時価(百万円)	評価損益(百万円)
取引所	金利先物	108,923,645	△4,995	△4,995
	金利オプション	698,705	△57	△57
店頭	金利先渡契約	10,371,517	△1,315	△1,315
	金利スワップ	393,687,431	224,757	224,757
	金利スワップション	4,942,071	4,760	4,760
	キャップ	11,419,502	△3,700	△3,700
	フロアー	669,925	43	43
	その他	580,420	6,512	6,512
	合計	―	226,005	226,005

(注)　上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
また、一部の在外連結子会社において、現地の会計基準に従って処理している金利関連取引は、上記記載から除いております。なお、この未実現損益は△1,759百万円(損失)であります。

(2) 通貨関連取引(平成16年9月30日現在)

区分	種類	契約額等(百万円)	時価(百万円)	評価損益(百万円)
店頭	通貨スワップ	17,436,346	75,832	67,322
	通貨スワップション	2,010,789	16,647	16,647
	為替予約	45,668,088	9,614	9,614
	通貨オプション	5,150,486	△2,005	△2,005
	その他	2,852	29	29
	合計	―	100,118	91,608

(注)　上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引及び外貨建金銭債権債務等に付されたもので当該外貨建金銭債権債務等の中間連結貸借対照表表示に反映されているもの又は当該外貨建金銭債権債務等が連結手続上消去されたものについては、上記記載から除いております。
また、一部の在外連結子会社において、現地の会計基準に従って処理している通貨関連取引は、上記記載から除いております。なお、この未実現損益は△303百万円(損失)であります。

(3) 株式関連取引(平成16年9月30日現在)

区分	種類	契約額等(百万円)	時価(百万円)	評価損益(百万円)
取引所	株式指数先物	1,597	△50	△50
	株式指数オプション	110	1	1
店頭	有価証券店頭オプション	34,000	0	0
	有価証券店頭指数等スワップ	―	―	―
	その他	46,416	1,685	1,685
	合計	―	1,636	1,636

(注) 上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

(4) 債券関連取引(平成16年9月30日現在)

区分	種類	契約額等(百万円)	時価(百万円)	評価損益(百万円)
取引所	債券先物	1,148,958	6,188	6,188
	債券先物オプション	155,100	492	492
店頭	債券先渡契約	285,136	1,818	1,818
	債券店頭オプション	3,608,653	△8,542	△8,542
	合計	―	△42	△42

(注) 上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

(5) 商品関連取引(平成16年9月30日現在)

区分	種類	契約額等(百万円)	時価(百万円)	評価損益(百万円)
店頭	商品スワップ	218,243	7,201	7,201
	商品オプション	16,420	231	231
	合計	―	7,432	7,432

(注) 1 上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2 商品は燃料及び金属に係るものであります。

(6) クレジットデリバティブ取引(平成16年9月30日現在)

区分	種類	契約額等(百万円)	時価(百万円)	評価損益(百万円)
店頭	クレジット・デフォルト・オプション	111,843	840	840
	その他	1,708	23	23
	合計	―	864	864

(注) 上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

Ⅱ　前中間連結会計期間

(1)　金利関連取引(平成15年９月30日現在)

区分	種類	契約額等(百万円)	時価(百万円)	評価損益(百万円)
取引所	金利先物	213,646,304	7,059	7,059
	金利オプション	2,815,783	△314	△314
店頭	金利先渡契約	19,588,774	764	764
	金利スワップ	378,671,001	286,193	286,193
	金利スワップション	6,857,851	△30,654	△30,654
	キャップ	8,861,038	1,313	1,313
	フロアー	506,180	△888	△888
	その他	249,262	2,642	2,642
	合計	―	266,116	266,116

(注)　上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
また、一部の在外連結子会社において、現地の会計基準に従って処理している金利関連取引は、上記記載から除いております。なお、この未実現損益は83百万円(利益)であります。

(2)　通貨関連取引(平成15年９月30日現在)

区分	種類	契約額等(百万円)	時価(百万円)	評価損益(百万円)
店頭	通貨スワップ	16,370,428	65,930	149,520
	通貨スワップション	1,563,973	20,038	20,038
	為替予約	33,529,491	△125,004	△125,004
	通貨オプション	6,553,725	△7,407	△7,407
	その他	18,119	46	46
	合計	―	△46,397	37,193

(注) 1　上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引及び外貨建金銭債権債務等に付されたもので当該外貨建金銭債権債務等の中間連結貸借対照表表示に反映されているもの又は当該外貨建金銭債権債務等が連結手続上消去されたものについては、上記記載から除いております。
また、一部の在外連結子会社において、現地の会計基準に従って処理している通貨関連取引は、上記記載から除いております。なお、この未実現損益は△298百万円(損失)であります。
2　従来、引直し対象の為替予約、通貨オプション等は、前中間連結会計期間から上記に含めて記載しております。

(3) 株式関連取引(平成15年９月30日現在)

区分	種類	契約額等(百万円)	時価(百万円)	評価損益(百万円)
取引所	株式指数先物	30	0	0
	株式指数オプション	5	△1	△1
店頭	有価証券店頭オプション	—	—	—
	有価証券店頭指数等スワップ	—	—	—
	その他	10,481	0	0
	合計	—	△0	△0

(注) 上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

(4) 債券関連取引(平成15年９月30日現在)

区分	種類	契約額等(百万円)	時価(百万円)	評価損益(百万円)
取引所	債券先物	868,606	△848	△848
	債券先物オプション	65,081	△104	△104
店頭	債券店頭オプション	2,364,407	△6,965	△6,965
	合計	—	△7,919	△7,919

(注) 上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

(5) 商品関連取引(平成15年９月30日現在)

区分	種類	契約額等(百万円)	時価(百万円)	評価損益(百万円)
店頭	商品スワップ	134,986	2,680	2,680
	商品オプション	10,426	23	23
	合計	—	2,704	2,704

(注) 1 上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2 商品は燃料及び金属に係るものであります。

(6) クレジットデリバティブ取引(平成15年９月30日現在)

区分	種類	契約額等(百万円)	時価(百万円)	評価損益(百万円)
店頭	クレジット・デフォルト・オプション	63,884	1,096	1,096
	その他	79,260	176	176
	合計	—	1,272	1,272

(注) 上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

Ⅲ　前連結会計年度(自　平成15年４月１日　至　平成16年３月31日)

1　取引の状況に関する事項

(1) 取引の内容

当行及び連結子会社で取扱っているデリバティブ取引には、先物外国為替取引、金利・通貨・株式・債券・商品に係る先物取引・先渡取引・スワップ取引・オプション取引等の各種デリバティブ取引及びクレジットデリバティブ取引・天候デリバティブ取引があります。

(2) 取引の利用目的、取組方針

当行では、お客様のヘッジニーズ、運用・調達ニーズの多様化・高度化に対応した金融商品を競争力ある価格で提供すること、預貸金業務や有価証券保有等に付随して発生する市場リスクをコントロールすること、また、積極的な市場取引の推進を通じて収益力の向上を図ることを目的として、デリバティブ取引を行っております。

金利・通貨等の相場の短期的な変動により利益を得ることを目的とするトレーディング取引については、東京及びニューヨーク・ロンドン・シンガポール・香港などの海外支店及び連結子会社に設置されたトレーディング担当部署が、一定の極度の範囲内で積極的かつ機動的に取引を行っております。

預貸金等の銀行業務に付随して発生する市場リスクの調整については、経営会議等で審議された方針に基づき、ALM担当部署がALMオペレーションとしてスワップ・金利先物取引等のデリバティブ取引を活用しております。これらALMオペレーションに係る取引のうち、ヘッジ目的の取引についてはヘッジ会計を適用しており、ヘッジ会計の方法としては繰延ヘッジ又は時価ヘッジを適用しております。

小口多数の金銭債権債務に対する金利リスクに係る包括ヘッジについては、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第24号)に定められた要件を満たす繰延ヘッジを適用しております。相場変動を相殺する包括ヘッジの場合には、ヘッジ対象となる預金・貸出金等とヘッジ手段である金利スワップ取引等を残存期間ごとにグルーピングのうえ有効性の評価をしております。また、キャッシュ・フローを固定する包括ヘッジの場合には、ヘッジ対象とヘッジ手段の金利変動要素の相関関係の検証により有効性の評価をしております。個別ヘッジについても当該個別ヘッジに係る有効性の評価をしております。また、その他有価証券のうちALM目的で保有する債券の相場変動を相殺する個別ヘッジについては時価ヘッジを適用しており、当該個別ヘッジに係る有効性の評価をしております。

異なる通貨での資金調達・運用に伴う外貨建金銭債権債務等の為替リスクに係る包括ヘッジについては、「銀行業における外貨建取引等の会計処理に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第25号)に定められた要件に従い、ヘッジ手段である通貨スワップ取引及び為替スワップ取引について、その外貨ポジションに見合う外貨建金銭債権債務等が存在することを確認の上、繰延ヘッジを適用しております。

連結子会社のうち、スワップハウス等の海外連結子会社におけるトレーディング担当部署でも、銀行本体に準じた目的・方針にて取引を行っております。上記連結子会社におけるトレーディング担当部署以外、及びその他の連結子会社におけるデリバティブ取引は、業務に付随して発生する市場リスクのコントロールを目的としております。

(3) 取引に係るリスクの内容

デリバティブ取引に係る主要なリスクとしては、市場の相場変動により保有するポートフォリオの価値が変動し損失が発生する「市場リスク」、取引相手の財務状態の悪化により契約が履行されなくなり損失を被る「信用リスク」、市場の流動性の低下により適正な価格で希望する量の取引が困難となる「市場流動性リスク」等があります。

特にデリバティブ取引には、リスク内容が複雑な取引、僅かな当初資金で多額の損益が発生する可能性を有する取引が存在することから、高度なリスク管理が求められております。

(4) 取引に係るリスクの管理体制

当行では、リスク管理を経営の重要課題の一つとして位置付け、リスクを経営体力比適正なレベルにコントロールした上で収益力の強化を図るという、「健全性の維持」と「収益力の向上」の双方にバランスのとれた経営を目指しております。実効性のあるリスク管理の実現のため、リスク管理に関する基本方針等については経営会議にて決定、取締役会の承認を得る体制としています。また、リスクの種類毎にリスク管理担当部署を定め、連結子会社を含めた各種リスクの管理を行っております。各リスク管理担当部署については業務担当部署から独立させる等、業務への十分な牽制が働くよう配慮しているほか、独立した監査担当部署が、業務の運営及びリスク管理の状況について監査を実施する体制としています。なお、デリバティブ取引を含む市場業務については、業務部門と事務部門・管理部門の分離により、取引の締結・執行、リスク量並びに損益について厳正なチェック機能が働く体制としております。

市場リスクには金利リスク、為替リスク等の種類がありますが、当行では高度な統計的手法を用いたVaR(バリュー・アット・リスク)により、予想される最大損失額を把握して統合的に管理しております。当行ではVaRの計測にモンテカルロ・シミュレーション法を使用しております。

当行及び連結子会社の市場部門で保有する市場リスクの総量枠については、自己資本等の経営体力をもとに保守的に設定しています。また、政策投資株式に係る株価変動リスク等、市場部門以外の当行全体、及び主要連結子会社が保有する市場リスクについてもVaRを計測し、取締役会や経営会議にリスク状況が報告される体制としております。

信用リスクについては、時価ベースでの信用リスク額を定期的に算出し管理しています。相手方が、取引を頻繁に行う金融機関等である場合については、一括清算ネッティング契約等を締結する等、信用リスクを抑制する運営も行っております。

また、デリバティブ取引に係る市場流動性リスクの管理については、通貨・商品、取引期間等を特定した拠点別取引限度額を設定するとともに、金融先物取引等については、保有建玉を市場全体の未決済建玉残高の一定割合以内に限定しており、リスク管理担当部署で限度額遵守状況、市場動向等をモニタリングする体制としております。

なお、前連結会計年度のVaR及び信用リスク相当額は、それぞれ以下のとおりであります。

① VaR(保有期間1日、片側信頼区間99.0%)

	最大(億円)	最小(億円)	平均(億円)	期末日(億円)
トレーディング	35	9	17	20
バンキング	1,286	354	659	834

(注) トレーディングは個別リスクを除いております。また、主要連結子会社を含んでおります。

② 信用リスク相当額(与信相当額)

区分	前連結会計年度 (平成16年3月31日現在) (億円)
金利スワップ	35,330
通貨スワップ	11,787
先物外国為替	8,893
金利オプション(買)	935
通貨オプション(買)	1,720
その他の金融派生商品	576
一括清算ネッティング契約による信用リスク削減効果	△29,424
合計	29,817

(注) 1 上記計数は、ＢＩＳ自己資本比率規制に基づき算出されたデリバティブ取引に係る連結ベースの信用リスク相当額であります。

2 一部の取引についてネッティング(取引先ごとに、締結したすべてのオフバランス取引の時価評価額を相殺し、相殺後の金額を信用リスク相当額とするもの)を採用しております。

2　取引の時価等に関する事項

(1) 金利関連取引(平成16年3月31日現在)

区分	種類	契約額等(百万円)	契約額等のうち1年超のもの(百万円)	時価(百万円)	評価損益(百万円)
取引所	金利先物				
	売建	87,393,679	2,662,913	△111,937	△111,937
	買建	91,880,414	3,624,247	110,424	110,424
	金利オプション				
	売建	554,768	267,333	△218	△218
	買建	984,778	267,333	241	241
店頭	金利先渡契約				
	売建	3,576,364	430,000	952	952
	買建	13,028,083	1,640,000	△2,001	△2,001
	金利スワップ	385,010,824	290,122,316	235,969	235,969
	受取固定・支払変動	184,435,337	138,971,508	1,624,354	1,624,354
	受取変動・支払固定	178,700,873	135,278,747	△1,380,548	△1,380,548
	受取変動・支払変動	21,727,688	15,792,166	518	518
	金利スワップション				
	売建	2,224,743	968,959	△37,880	△37,880
	買建	2,589,152	1,173,273	41,346	41,346
	キャップ				
	売建	5,408,280	3,469,422	△6,543	△6,543
	買建	3,602,677	2,345,784	5,628	5,628
	フロアー				
	売建	224,688	190,319	△5,321	△5,321
	買建	302,366	240,371	5,040	5,040
	その他				
	売建	—	—	—	—
	買建	306,408	72,854	4,402	4,402
	合計	—	—	240,101	240,101

(注) 1　上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
また、一部の在外連結子会社において、現地の会計基準に従って処理している金利関連取引は、上記記載から除いております。なお、この未実現損益は17百万円(利益)であります。

2　時価の算定
取引所取引につきましては、東京金融先物取引所等における最終の価格によっております。店頭取引につきましては、割引現在価値やオプション価格計算モデル等により算定しております。

(2) 通貨関連取引(平成16年３月31日現在)

区分	種類	契約額等(百万円)	契約額等のうち１年超のもの(百万円)	時価(百万円)	評価損益(百万円)
	通貨スワップ	16,317,980	10,396,658	82,675	131,136
	通貨スワップション				
	売建	646,230	623,671	△16,259	△16,259
	買建	1,135,123	1,112,563	40,495	40,495
	為替予約	33,748,772	1,368,595	△38,814	△38,814
店頭	通貨オプション				
	売建	2,911,936	898,824	△90,113	△90,113
	買建	2,883,999	907,272	107,026	107,026
	その他				
	売建	7,957	882	51	51
	買建	―	―	―	―
	合計	―	―	85,060	133,521

(注) 1　上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。

なお、繰延ヘッジ会計が適用されているデリバティブ取引及び外貨建金銭債権債務等に付されたもので当該外貨建金銭債権債務等の連結貸借対照表表示に反映されているもの又は当該外貨建金銭債権債務等が連結手続上消去されたものについては、上記記載から除いております。

また、一部の在外連結子会社において、現地の会計基準に従って処理している通貨関連取引は、上記記載から除いております。なお、この未実現損益は△530百万円(損失)であります。

2　時価の算定

割引現在価値等により算定しております。

3　従来、引直し対象の為替予約、通貨オプション等は、前連結会計年度から上記に含めて記載しております。

(3) 株式関連取引(平成16年３月31日現在)

区分	種類	契約額等(百万円)	契約額等のうち１年超のもの(百万円)	時価(百万円)	評価損益(百万円)
取引所	株式指数先物				
	売建	―	―	―	―
	買建	3,349	―	63	63
	株式指数オプション				
	売建	―	―	―	―
	買建	―	―	―	―
店頭	有価証券店頭オプション				
	売建	―	―	―	―
	買建	―	―	―	―
	有価証券店頭指数等スワップ				
	株価指数変化率受取・短期変動金利支払	―	―	―	―
	短期変動金利受取・株価指数変化率支払	―	―	―	―
	その他				
	売建	4,791	―	△231	△231
	買建	7,336	3,005	311	311
	合計	―	―	143	143

(注) 1　上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

2　時価の算定
取引所取引につきましては、東京証券取引所等における最終の価格によっております。店頭取引につきましては、割引現在価値やオプション価格計算モデル等により算定しております。

(4) 債券関連取引(平成16年３月31日現在)

区分	種類	契約額等(百万円)	契約額等のうち１年超のもの(百万円)	時価(百万円)	評価損益(百万円)
取引所	債券先物				
	売建	1,485,848	―	5,213	5,213
	買建	3,473,003	―	△16,918	△16,918
	債券先物オプション				
	売建	333,500	―	△769	△769
	買建	5,000	―	66	66
店頭	債券先渡契約				
	売建	296,334	273,251	1,746	1,746
	買建	―	―	―	―
	債券店頭オプション				
	売建	2,821,954	14,114	△6,020	△6,020
	買建	2,420,812	2,972	18,216	18,216
	合計	―	―	1,533	1,533

(注) 1　上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2　時価の算定
取引所取引につきましては、東京証券取引所等における最終の価格によっております。店頭取引につきましては、オプション価格計算モデル等により算定しております。

(5) 商品関連取引(平成16年３月31日現在)

区分	種類	契約額等(百万円)	契約額等のうち１年超のもの(百万円)	時価(百万円)	評価損益(百万円)
店頭	商品スワップ				
	固定価格受取・変動価格支払	86,127	84,270	△5,742	△5,742
	変動価格受取・固定価格支払	87,038	84,985	9,932	9,932
	商品オプション				
	売建	4,457	4,318	△1,645	△1,645
	買建	4,448	4,309	1,667	1,667
	合計	―	―	4,211	4,211

(注) 1 上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2 時価の算定
取引対象物の価格、契約期間等の構成要素に基づき算定しております。
3 商品は燃料及び金属に係るものであります。

(6) クレジットデリバティブ取引(平成16年３月31日現在)

区分	種類	契約額等(百万円)	契約額等のうち１年超のもの(百万円)	時価(百万円)	評価損益(百万円)
店頭	クレジット・デフォルト・オプション				
	売建	38,891	36,213	△826	△826
	買建	57,308	52,627	1,580	1,580
	その他				
	売建	1,504	―	△23	△23
	買建	1,389	―	27	27
	合計	―	―	757	757

(注) 1 上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2 時価の算定
取引対象物の価格、契約期間等の構成要素に基づき算定しております。
3 「売建」は信用リスクの引受取引、「買建」は信用リスクの引渡取引であります。

(セグメント情報)

【事業の種類別セグメント情報】

当中間連結会計期間(自　平成16年4月1日　至　平成16年9月30日)

	銀行業 (百万円)	その他事業 (百万円)	計 (百万円)	消去又は 全社 (百万円)	連結 (百万円)
経常収益					
(1) 外部顧客に対する経常収益	1,231,930	120,667	1,352,597	—	1,352,597
(2) セグメント間の内部経常収益	10,605	72,117	82,722	(82,722)	—
計	1,242,536	192,784	1,435,320	(82,722)	1,352,597
経常費用	1,208,448	140,987	1,349,435	(78,308)	1,271,126
経常利益	34,088	51,797	85,885	(4,414)	81,471

(注) 1　事業区分は内部管理上採用している区分によっております。また、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。

2　各事業の主な内容

(1) 銀行業…………銀行業

(2) その他事業……リース、証券、クレジットカード、投融資、融資、ベンチャーキャピタル、システム開発・情報処理業

前中間連結会計期間(自　平成15年４月１日　至　平成15年９月30日)

	銀行業 (百万円)	その他事業 (百万円)	計 (百万円)	消去又は全社 (百万円)	連結 (百万円)
経常収益					
(1) 外部顧客に対する経常収益	1,260,366	106,734	1,367,101	―	1,367,101
(2) セグメント間の内部経常収益	9,086	69,322	78,409	(78,409)	―
計	1,269,452	176,057	1,445,510	(78,409)	1,367,101
経常費用	1,145,699	149,981	1,295,680	(75,486)	1,220,194
経常利益	123,753	26,076	149,829	(2,922)	146,906

(注) 1　事業区分は内部管理上採用している区分によっております。また、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。

2　各事業の主な内容

(1) 銀行業…………銀行業

(2) その他事業……リース、証券、クレジットカード、投融資、融資、ベンチャーキャピタル、システム開発・情報処理業

3　前中間連結会計期間より、従来開示しておりましたリース業に関しましては、重要性が減少したことからその他事業に含めて開示しております。

なお、前中間連結会計期間において、従来の事業区分によった場合の事業の種類別セグメント情報は次のとおりであります。

前中間連結会計期間(自　平成15年４月１日　至　平成15年９月30日)

	銀行業 (百万円)	リース業 (百万円)	その他事業 (百万円)	計 (百万円)	消去又は全社 (百万円)	連結 (百万円)
経常収益						
(1) 外部顧客に対する経常収益	1,260,366	6,808	99,926	1,367,101	―	1,367,101
(2) セグメント間の内部経常収益	9,086	1,653	69,228	79,968	(79,968)	―
計	1,269,452	8,462	169,155	1,447,069	(79,968)	1,367,101
経常費用	1,145,699	7,188	142,796	1,295,683	(75,489)	1,220,194
経常利益	123,753	1,273	26,358	151,386	(4,479)	146,906

前連結会計年度(自　平成15年４月１日　至　平成16年３月31日)

	銀行業 (百万円)	その他事業 (百万円)	計 (百万円)	消去又は 全社 (百万円)	連結 (百万円)
経常収益					
(1) 外部顧客に対する経常収益	2,501,868	215,136	2,717,005	―	2,717,005
(2) セグメント間の内部経常収益	20,178	138,173	158,352	(158,352)	―
計	2,522,047	353,310	2,875,357	(158,352)	2,717,005
経常費用	2,293,056	291,978	2,585,035	(150,189)	2,434,845
経常利益	228,990	61,332	290,322	(8,162)	282,159

(注) 1　事業区分は内部管理上採用している区分によっております。また、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。

2　各事業の主な内容

(1) 銀行業…………銀行業

(2) その他事業……リース、証券、クレジットカード、投融資、融資、ベンチャーキャピタル、システム開発・情報処理業

3　前連結会計年度より、従来開示しておりましたリース業に関しましては、重要性が減少したことからその他事業に含めて開示しております。

なお、前連結会計年度において、従来の事業区分によった場合の事業の種類別セグメント情報は次のとおりであります。

前連結会計年度(自　平成15年４月１日　至　平成16年３月31日)

	銀行業 (百万円)	リース業 (百万円)	その他事業 (百万円)	計 (百万円)	消去又は 全社 (百万円)	連結 (百万円)
経常収益						
(1) 外部顧客に対する経常収益	2,501,868	14,773	200,363	2,717,005	―	2,717,005
(2) セグメント間の内部経常収益	20,178	3,326	137,995	161,499	(161,499)	―
計	2,522,047	18,099	338,358	2,878,505	(161,499)	2,717,005
経常費用	2,293,056	14,968	277,013	2,585,038	(150,192)	2,434,845
経常利益	228,990	3,131	61,345	293,467	(11,307)	282,159

【所在地別セグメント情報】

当中間連結会計期間(自　平成16年４月１日　至　平成16年９月30日)

	日本 (百万円)	米州 (百万円)	欧州 (百万円)	アジア・ オセアニア (百万円)	計 (百万円)	消去又は 全社 (百万円)	連結 (百万円)
経常収益							
(1) 外部顧客に対する経常収益	1,228,676	56,588	31,175	36,157	1,352,597	―	1,352,597
(2) セグメント間の内部経常収益	21,178	24,288	2,156	11,932	59,555	(59,555)	―
計	1,249,854	80,876	33,331	48,089	1,412,152	(59,555)	1,352,597
経常費用	1,217,266	48,580	28,499	31,670	1,326,017	(54,890)	1,271,126
経常利益	32,588	32,295	4,832	16,419	86,135	(4,664)	81,471

(注) 1　当行の本支店及び連結子会社について、地理的近接度、経済活動の類似性、事業活動の相互関連性等を考慮して国内と国又は地域ごとに区分の上、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。

2　「米州」にはアメリカ合衆国、ブラジル連邦共和国、カナダ等が、「欧州」には英国、ドイツ連邦共和国、フランス共和国等が、「アジア・オセアニア」には香港、シンガポール共和国、オーストラリア等が属しております。

前中間連結会計期間(自　平成15年４月１日　至　平成15年９月30日)

	日本 (百万円)	米州 (百万円)	欧州 (百万円)	アジア・ オセアニア (百万円)	計 (百万円)	消去又は 全社 (百万円)	連結 (百万円)
経常収益							
(1) 外部顧客に対する経常収益	1,213,132	70,971	43,166	39,831	1,367,101	―	1,367,101
(2) セグメント間の内部経常収益	21,338	19,258	2,456	5,880	48,934	(48,934)	―
計	1,234,471	90,229	45,622	45,711	1,416,035	(48,934)	1,367,101
経常費用	1,147,817	55,948	37,039	25,678	1,266,483	(46,289)	1,220,194
経常利益	86,653	34,281	8,583	20,033	149,551	(2,644)	146,906

(注) 1　当行の本支店及び連結子会社について、地理的近接度、経済活動の類似性、事業活動の相互関連性等を考慮して国内と国又は地域ごとに区分の上、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。

2　「米州」にはアメリカ合衆国、ブラジル連邦共和国、カナダ等が、「欧州」には英国、ドイツ連邦共和国、フランス共和国等が、「アジア・オセアニア」には香港、シンガポール共和国、オーストラリア等が属しております。

前連結会計年度(自　平成15年4月1日　至　平成16年3月31日)

	日本 (百万円)	米州 (百万円)	欧州 (百万円)	アジア・オセアニア (百万円)	計 (百万円)	消去又は全社 (百万円)	連結 (百万円)
経常収益							
(1) 外部顧客に対する経常収益	2,414,609	135,858	75,563	90,973	2,717,005	―	2,717,005
(2) セグメント間の内部経常収益	49,587	39,179	6,116	10,968	105,851	(105,851)	―
計	2,464,196	175,038	81,680	101,942	2,822,857	(105,851)	2,717,005
経常費用	2,295,260	110,012	65,586	59,397	2,530,256	(95,410)	2,434,845
経常利益	168,936	65,025	16,093	42,545	292,600	(10,440)	282,159

(注) 1　当行の本支店及び連結子会社について、地理的近接度、経済活動の類似性、事業活動の相互関連性等を考慮して国内と国又は地域ごとに区分の上、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。

2　「米州」にはアメリカ合衆国、ブラジル連邦共和国、カナダ等が、「欧州」には英国、ドイツ連邦共和国、フランス共和国等が、「アジア・オセアニア」には香港、シンガポール共和国、オーストラリア等が属しております。

【海外経常収益】

当中間連結会計期間(自　平成16年4月1日　至　平成16年9月30日)

	金額(百万円)
Ⅰ　海外経常収益	123,921
Ⅱ　連結経常収益	1,352,597
Ⅲ　海外経常収益の連結経常収益に占める割合(%)	9.2

(注) 1　一般企業の海外売上高に代えて、海外経常収益を記載しております。

2　海外経常収益は、当行の海外店取引、並びに海外連結子会社の取引に係る経常収益(ただし、連結会社間の内部経常収益を除く。)で、こうした膨大な取引を相手先別に区分していないため、国又は地域毎のセグメント情報は記載しておりません。

前中間連結会計期間(自　平成15年4月1日　至　平成15年9月30日)

	金額(百万円)
Ⅰ　海外経常収益	153,968
Ⅱ　連結経常収益	1,367,101
Ⅲ　海外経常収益の連結経常収益に占める割合(%)	11.3

(注) 1　一般企業の海外売上高に代えて、海外経常収益を記載しております。

2　海外経常収益は、当行の海外店取引、並びに海外連結子会社の取引に係る経常収益(ただし、連結会社間の内部経常収益を除く。)で、こうした膨大な取引を相手先別に区分していないため、国又は地域毎のセグメント情報は記載しておりません。

前連結会計年度(自　平成15年4月1日　至　平成16年3月31日)

	金額(百万円)
Ⅰ　海外経常収益	302,396
Ⅱ　連結経常収益	2,717,005
Ⅲ　海外経常収益の連結経常収益に占める割合(%)	11.1

(注) 1　一般企業の海外売上高に代えて、海外経常収益を記載しております。

2　海外経常収益は、当行の海外店取引、並びに海外連結子会社の取引に係る経常収益(ただし、連結会社間の内部経常収益を除く。)で、こうした膨大な取引を相手先別に区分していないため、国又は地域毎のセグメント情報は記載しておりません。

（１株当たり情報）

		前中間連結会計期間 （自　平成15年４月１日 至　平成15年９月30日）	当中間連結会計期間 （自　平成16年４月１日 至　平成16年９月30日）	前連結会計年度 （自　平成15年４月１日 至　平成16年３月31日）
１株当たり純資産額	円	21,558.27	28,901.73	25,928.02
１株当たり中間(当期)純利益	円	2,415.33	571.79	5,238.85
潜在株式調整後１株当たり中間(当期)純利益	円	2,335.62	544.38	5,231.31

（注）　１株当たり中間(当期)純利益及び潜在株式調整後１株当たり中間(当期)純利益の算定上の基礎は、次のとおりであります。

		前中間連結会計期間 （自　平成15年４月１日 至　平成15年９月30日）	当中間連結会計期間 （自　平成16年４月１日 至　平成16年９月30日）	前連結会計年度 （自　平成15年４月１日 至　平成16年３月31日）
１株当たり中間(当期)純利益				
中間(当期)純利益	百万円	132,388	31,379	301,664
普通株主に帰属しない金額	百万円	―	―	14,513
（うち優先配当額）	百万円	―	―	14,513
普通株式に係る中間(当期)純利益	百万円	132,388	31,379	287,151
普通株式の(中間)期中平均株式数	千株	54,811	54,878	54,811
潜在株式調整後１株当たり中間(当期)純利益				
中間(当期)純利益調整額	百万円	△3	△8	690
（うち優先配当額）	百万円	―	―	703
（うち連結子会社発行の新株予約権）	百万円	△3	△8	△12
普通株式増加数	千株	1,868	2,747	211
（うち優先株式）	千株	1,868	2,747	211
希薄化効果を有しないため、潜在株式調整後１株当たり中間(当期)純利益の算定に含めなかった潜在株式の概要		―	―	第二種優先株式 （発行済株式数 100千株） 第三種優先株式 （発行済株式数 800千株）

(重要な後発事象)

前中間連結会計期間 (自　平成15年４月１日 至　平成15年９月30日)	当中間連結会計期間 (自　平成16年４月１日 至　平成16年９月30日)	前連結会計年度 (自　平成15年４月１日 至　平成16年３月31日)
――――	――――	――――

(2) 【その他】

該当ありません。

2 【中間財務諸表等】

(1) 【中間財務諸表】

① 【中間貸借対照表】

		前中間会計期間 (平成15年9月30日現在)		当中間会計期間 (平成16年9月30日現在)		前事業年度 要約貸借対照表 (平成16年3月31日現在)	
区分	注記番号	金額(百万円)	構成比(%)	金額(百万円)	構成比(%)	金額(百万円)	構成比(%)
(資産の部)							
現金預け金	※8	3,423,380	3.69	5,280,483	5.69	4,866,920	5.17
コールローン		232,136	0.25	296,119	0.32	287,262	0.31
買現先勘定		61,204	0.07	106,419	0.12	130,337	0.14
債券貸借取引支払保証金		625,010	0.67	1,621,384	1.75	1,009,328	1.07
買入手形		327,500	0.35	―	―	―	―
買入金銭債権		103,627	0.11	120,322	0.13	133,081	0.14
特定取引資産	※8	2,984,076	3.22	2,986,863	3.22	2,958,990	3.15
金銭の信託		27,493	0.03	3,783	0.01	3,749	0.00
有価証券	※1,2,8	21,847,113	23.55	23,524,899	25.37	26,592,584	28.26
貸出金	※3,4,5,6,7,8,9	55,153,522	59.45	50,723,607	54.69	50,810,144	53.99
外国為替	※7	755,924	0.81	910,803	0.98	720,840	0.77
その他資産	※8,10	1,865,874	2.01	1,365,753	1.47	1,480,776	1.57
動産不動産	※8,11,12,16	681,442	0.73	671,495	0.72	688,325	0.73
繰延税金資産		1,711,738	1.85	1,631,561	1.76	1,590,518	1.69
支払承諾見返		4,498,916	4.85	4,462,028	4.81	4,086,964	4.34
貸倒引当金		△1,518,988	△1.64	△962,583	△1.04	△1,250,751	△1.33
資産の部合計		92,779,975	100.00	92,742,940	100.00	94,109,074	100.00

		前中間会計期間 (平成15年９月30日現在)		当中間会計期間 (平成16年９月30日現在)		前事業年度 要約貸借対照表 (平成16年３月31日現在)	
区分	注記番号	金額(百万円)	構成比(%)	金額(百万円)	構成比(%)	金額(百万円)	構成比(%)
(負債の部)							
預金		57,746,253	62.24	62,011,605	66.87	60,067,417	63.83
譲渡性預金		3,454,958	3.72	3,239,176	3.49	3,589,354	3.81
コールマネー	※8	2,202,679	2.37	3,043,178	3.28	2,479,233	2.63
売現先勘定	※8	1,868,451	2.01	704,384	0.76	1,071,114	1.14
債券貸借取引受入担保金	※8	4,624,779	4.99	4,571,110	4.93	5,946,346	6.32
売渡手形	※8	5,715,900	6.16	1,588,400	1.71	3,725,600	3.96
特定取引負債		1,608,728	1.73	1,505,855	1.62	1,504,465	1.60
借用金	※13	2,648,173	2.86	2,441,850	2.63	2,531,973	2.69
外国為替		449,941	0.49	534,408	0.58	576,958	0.61
社債	※14	2,884,076	3.11	3,699,055	3.99	3,177,741	3.38
信託勘定借		24,944	0.03	42,202	0.05	36,032	0.04
その他負債		2,309,751	2.49	2,076,868	2.24	2,368,824	2.52
賞与引当金		8,569	0.01	8,598	0.01	8,752	0.01
退職給付引当金		66,096	0.07	―	―	11,748	0.01
債権売却損失引当金		222	0.00	―	―	―	―
日本国際博覧会出展引当金		57	0.00	172	0.00	116	0.00
特別法上の引当金	※15	18	0.00	18	0.00	18	0.00
再評価に係る繰延税金負債	※16	55,835	0.06	57,250	0.06	55,541	0.06
支払承諾	※8	4,498,916	4.85	4,462,028	4.81	4,086,964	4.34
負債の部合計		90,168,353	97.19	89,986,163	97.03	91,238,204	96.95
(資本の部)							
資本金		559,985	0.60	559,985	0.60	559,985	0.59
資本剰余金		1,237,307	1.33	1,262,546	1.36	1,237,307	1.31
資本準備金		879,693		904,932		879,693	
その他資本剰余金		357,614		357,614		357,614	
利益剰余金		557,289	0.60	592,112	0.64	676,064	0.72
任意積立金		221,540		221,532		221,540	
中間(当期)未処分利益		335,749		370,579		454,523	
土地再評価差額金	※16	82,165	0.09	83,656	0.09	81,158	0.09
その他有価証券評価差額金		174,873	0.19	258,476	0.28	316,354	0.34
資本の部合計		2,611,621	2.81	2,756,776	2.97	2,870,870	3.05
負債及び資本の部合計		92,779,975	100.00	92,742,940	100.00	94,109,074	100.00

② 【中間損益計算書】

		前中間会計期間 (自　平成15年4月1日 至　平成15年9月30日)		当中間会計期間 (自　平成16年4月1日 至　平成16年9月30日)		前事業年度 要約損益計算書 (自　平成15年4月1日 至　平成16年3月31日)	
区分	注記番号	金額(百万円)	百分比(%)	金額(百万円)	百分比(%)	金額(百万円)	百分比(%)
経常収益		1,177,035	100.00	1,140,066	100.00	2,322,363	100.00
資金運用収益		729,620		646,974		1,392,322	
(うち貸出金利息)		(491,865)		(464,162)		(972,891)	
(うち有価証券利息配当金)		(132,204)		(119,916)		(249,594)	
信託報酬		84		729		334	
役務取引等収益		150,162		181,243		322,075	
特定取引収益		152,104		21,755		283,611	
その他業務収益		88,276		150,886		149,209	
その他経常収益	※1	56,787		138,476		174,809	
経常費用		1,071,859	91.06	1,014,868	89.02	2,137,225	92.03
資金調達費用		161,039		156,108		305,284	
(うち預金利息)		(47,083)		(42,412)		(85,133)	
役務取引等費用		50,831		54,221		95,506	
特定取引費用		2,279		605		2,881	
その他業務費用		110,774		27,939		159,774	
営業経費	※2	315,168		300,276		623,098	
その他経常費用	※3	431,765		475,717		950,679	
経常利益		105,175	8.94	125,198	10.98	185,138	7.97
特別利益	※4	55,035	4.67	678	0.06	166,823	7.18
特別損失	※5	17,222	1.46	12,806	1.12	33,115	1.42
税引前中間(当期)純利益		142,988	12.15	113,070	9.92	318,846	13.73
法人税、住民税及び事業税		12,573	1.07	1,645	0.15	12,752	0.55
還付法人税等		―	―	7,405	0.65	―	―
法人税等調整額		△9,244	△0.79	276	0.02	4,980	0.21
中間(当期)純利益		139,659	11.87	118,554	10.40	301,113	12.97
前期繰越利益		192,995		254,523		192,995	
土地再評価差額金取崩額		3,094		△2,497		3,868	
中間配当額		―		―		43,454	
中間(当期)未処分利益		335,749		370,579		454,523	

中間財務諸表作成のための基本となる重要な事項

	前中間会計期間 (自　平成15年4月1日 至　平成15年9月30日)	当中間会計期間 (自　平成16年4月1日 至　平成16年9月30日)	前事業年度 (自　平成15年4月1日 至　平成16年3月31日)
1　特定取引資産・負債の評価基準及び収益・費用の計上基準	金利、通貨の価格、有価証券市場における相場その他の指標に係る短期的な変動、市場間の格差等を利用して利益を得る等の目的(以下、「特定取引目的」という。)の取引については、取引の約定時点を基準とし、中間貸借対照表上「特定取引資産」及び「特定取引負債」に計上するとともに、当該取引からの損益を中間損益計算書上「特定取引収益」及び「特定取引費用」に計上しております。 特定取引資産及び特定取引負債の評価は、有価証券及び金銭債権等については中間決算日の時価により、スワップ・先物・オプション取引等の派生商品については中間決算日において決済したものとみなした額により行っております。 また、特定取引収益及び特定取引費用の損益計上は、当中間会計期間中の受払利息等に、有価証券、金銭債権等については前事業年度末と当中間会計期間末における評価損益の増減額を、派生商品については前事業年度末と当中間会計期間末におけるみなし決済からの損益相当額の増減額を加えております。 なお、特定取引目的の通貨スワップ取引に係る円換算差金は、従来、純額で「その他資産」又は「その他負債」として計上しておりましたが、当中間会計期間より、「銀行業における外貨建取引等の会計処理に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第25号。以下、「業種別監査委員会報告第25号」という。)に基づき総額で「特定取引資産」及び「特定取引負債」に計上しております。この変更に伴い、従来の方法によった場合に比べ、「その他負債」が83,790百万円減少し、「特定取引資産」及び「特定取引負債」がそれぞれ47,405百万円及び131,196百万円増加しております。	金利、通貨の価格、有価証券市場における相場その他の指標に係る短期的な変動、市場間の格差等を利用して利益を得る等の目的(以下、「特定取引目的」という。)の取引については、取引の約定時点を基準とし、中間貸借対照表上「特定取引資産」及び「特定取引負債」に計上するとともに、当該取引からの損益を中間損益計算書上「特定取引収益」及び「特定取引費用」に計上しております。 特定取引資産及び特定取引負債の評価は、有価証券及び金銭債権等については中間決算日の時価により、スワップ・先物・オプション取引等の派生商品については中間決算日において決済したものとみなした額により行っております。 また、特定取引収益及び特定取引費用の損益計上は、当中間会計期間中の受払利息等に、有価証券、金銭債権等については前事業年度末と当中間会計期間末における評価損益の増減額を、派生商品については前事業年度末と当中間会計期間末におけるみなし決済からの損益相当額の増減額を加えております。	金利、通貨の価格、有価証券市場における相場その他の指標に係る短期的な変動、市場間の格差等を利用して利益を得る等の目的(以下、「特定取引目的」という。)の取引については、取引の約定時点を基準とし、貸借対照表上「特定取引資産」及び「特定取引負債」に計上するとともに、当該取引からの損益を損益計算書上「特定取引収益」及び「特定取引費用」に計上しております。 特定取引資産及び特定取引負債の評価は、有価証券及び金銭債権等については決算日の時価により、スワップ・先物・オプション取引等の派生商品については決算日において決済したものとみなした額により行っております。 また、特定取引収益及び特定取引費用の損益計上は、当事業年度中の受払利息等に、有価証券、金銭債権等については前事業年度末と当事業年度末における評価損益の増減額を、派生商品については前事業年度末と当事業年度末におけるみなし決済からの損益相当額の増減額を加えております。 なお、特定取引目的の通貨スワップ取引に係る円換算差金は、従来、純額で「その他の資産」又は「その他の負債」として計上しておりましたが、当事業年度より、「銀行業における外貨建取引等の会計処理に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第25号。以下、「業種別監査委員会報告第25号」という。)に基づき総額で特定取引資産及び特定取引負債中の「特定金融派生商品」に計上しております。この変更に伴い、従来の方法によった場合に比べ、「その他の負債」が61,077百万円減少し、特定取引資産及び特定取引負債中の「特定金融派生商品」がそれぞれ19,741百万円及び80,818百万円増加しております。
2　有価証券の評価基準及び評価方法	(1) 有価証券の評価は、満期保有目的の債券については移動平均法による償却原価法(定額法)、子会社株式及び関連会社株式については移動平均法による原価法、その他有価証券で時価のあるもののうち株式については中間決算日前1カ月の市場価格の平均等、それ以外については中間決算日の市場価格等に基づく時価法(売却原価は主として移動平均法により算定)、時価のないものについては移動平均法による原価法又は償却原価法により行っております。なお、その他有価証券の評価差額については、時価ヘッジの適用により損益に反映させた額を除き、全部資本直入法により処理しております。	(1)　同左	(1) 有価証券の評価は、満期保有目的の債券については移動平均法による償却原価法(定額法)、子会社株式及び関連会社株式については移動平均法による原価法、その他有価証券で時価のあるもののうち株式については決算日前1カ月の市場価格の平均等、それ以外については決算日の市場価格等に基づく時価法(売却原価は主として移動平均法により算定)、時価のないものについては移動平均法による原価法又は償却原価法により行っております。なお、その他有価証券の評価差額については、時価ヘッジの適用により損益に反映させた額を除き、全部資本直入法により処理しております。

	前中間会計期間 (自　平成15年4月1日 至　平成15年9月30日)	当中間会計期間 (自　平成16年4月1日 至　平成16年9月30日)	前事業年度 (自　平成15年4月1日 至　平成16年3月31日)
	(2) 金銭の信託において信託財産を構成している有価証券の評価は、上記1及び2(1)と同じ方法により行っております。	(2)　同左	(2)　同左
3　デリバティブ取引の評価基準及び評価方法	デリバティブ取引(特定取引目的の取引を除く。)の評価は、時価法により行っております。	同左	同左
4　固定資産の減価償却の方法	(1) 動産不動産 動産不動産の減価償却は、定額法(ただし、動産については定率法)を採用し、年間減価償却費見積額を期間により按分し計上しております。 なお、主な耐用年数は次のとおりであります。 建　物　7年～50年 動　産　2年～20年 なお、平成10年3月31日以前に取得した建物(建物附属設備を除く。)の減価償却の方法は、従来、定率法を採用しておりましたが、前事業年度の下期において定額法に変更しました。そのため、前中間会計期間の経常利益及び税引前中間純利益は、変更後の方法によった場合に比べ、それぞれ22百万円少なく計上されております。	(1) 動産不動産 動産不動産の減価償却は、定額法(ただし、動産については定率法)を採用し、年間減価償却費見積額を期間により按分し計上しております。 なお、主な耐用年数は次のとおりであります。 建　物　7年～50年 動　産　2年～20年	(1) 動産不動産 動産不動産の減価償却は、定額法(ただし、動産については定率法)を採用しております。なお、主な耐用年数は次のとおりであります。 建物　7年～50年 動産　2年～20年
	(2) ソフトウェア 自社利用のソフトウェアについては、行内における利用可能期間(5年)に基づく定額法により償却しております。	(2) ソフトウェア 同左	(2) ソフトウェア 同左
5　引当金の計上基準	(1) 貸倒引当金 貸倒引当金は、予め定めている償却・引当基準に則り、次のとおり計上しております。 破産、特別清算等、法的に経営破綻の事実が発生している債務者(以下、「破綻先」という。)に係る債権及びそれと同等の状況にある債務者(以下、「実質破綻先」という。)に係る債権については、下記直接減額後の帳簿価額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額を計上しております。また、現在は経営破綻の状況にないが、今後経営破綻に陥る可能性が大きいと認められる債務者に係る債権については、債権額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額のうち、債務者の支払能力を総合的に判断し必要と認める額を計上しております。	(1) 貸倒引当金 貸倒引当金は、予め定めている償却・引当基準に則り、次のとおり計上しております。 破産、特別清算等、法的に経営破綻の事実が発生している債務者(以下、「破綻先」という。)に係る債権及びそれと同等の状況にある債務者(以下、「実質破綻先」という。)に係る債権については、下記直接減額後の帳簿価額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額を計上しております。また、現在は経営破綻の状況にないが、今後経営破綻に陥る可能性が大きいと認められる債務者(以下、「破綻懸念先」という。)に係る債権については、債権額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額のうち、債務者の支払能力を総合的に判断し必要と認める額を計上して	(1) 貸倒引当金 貸倒引当金は、予め定めている償却・引当基準に則り、次のとおり計上しております。 破産、特別清算等、法的に経営破綻の事実が発生している債務者(以下、「破綻先」という。)に係る債権及びそれと同等の状況にある債務者(以下、「実質破綻先」という。)に係る債権については、下記直接減額後の帳簿価額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額を計上しております。また、現在は経営破綻の状況にないが、今後経営破綻に陥る可能性が大きいと認められる債務者に係る債権については、債権額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額のうち、債務者の支払能力を総合的に判断し必要と認める額を計上しております。

	前中間会計期間 （自　平成15年４月１日 至　平成15年９月30日）	当中間会計期間 （自　平成16年４月１日 至　平成16年９月30日）	前事業年度 （自　平成15年４月１日 至　平成16年３月31日）
	なお、今後の管理に注意を要する債務者に対する債権のうち、当該債権の全部又は一部が３カ月以上延滞債権又は貸出条件緩和債権に分類された、与信額一定額以上の大口債務者に係る債権等については、キャッシュ・フロー見積法(DCF法)を適用し、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もり、当該キャッシュ・フローを当初の約定利子率で割引いた金額と債権の帳簿価額との差額を計上しております。 上記以外の債権については、過去の一定期間における貸倒実績等から算出した貸倒実績率等に基づき計上しております。なお、特定海外債権については、対象国の政治経済情勢等を勘案して必要と認められる金額を特定海外債権引当勘定として計上しております。 すべての債権は、資産の自己査定基準に基づき、営業部店と所管審査部が資産査定を実施し、当該部署から独立した資産監査部が査定結果を監査しており、その査定結果に基づいて上記の引当を行っております。 なお、破綻先及び実質破綻先に対する担保・保証付債権等については、債権額から担保の評価額及び保証による回収が可能と認められる額を控除した残額を取立不能見込額として債権額から直接減額しており、その金額は1,320,848百万円であります。	おります。 なお、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もることができる破綻懸念先に係る債権及び債権の全部又は一部が３カ月以上延滞債権又は貸出条件緩和債権に分類された今後の管理に注意を要する債務者に対する債権のうち、与信額一定額以上の大口債務者に係る債権等については、キャッシュ・フロー見積法(DCF法)を適用し、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もり、当該キャッシュ・フローを当初の約定利子率で割引いた金額と債権の帳簿価額との差額を計上しております。 上記以外の債権については、過去の一定期間における貸倒実績等から算出した貸倒実績率等に基づき計上しております。特定海外債権については、対象国の政治経済情勢等を勘案して必要と認められる金額を特定海外債権引当勘定として計上しております。 すべての債権は、資産の自己査定基準に基づき、営業部店と所管審査部が資産査定を実施し、当該部署から独立した資産監査部が査定結果を監査しており、その査定結果に基づいて上記の引当を行っております。 なお、破綻先及び実質破綻先に対する担保・保証付債権等については、債権額から担保の評価額及び保証による回収が可能と認められる額を控除した残額を取立不能見込額として債権額から直接減額しており、その金額は1,409,176百万円であります。	なお、今後の管理に注意を要する債務者に対する債権のうち、当該債権の全部又は一部が３カ月以上延滞債権又は貸出条件緩和債権に分類された、与信額一定額以上の大口債務者に係る債権等については、キャッシュ・フロー見積法(DCF法)を適用し、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もり、当該キャッシュ・フローを当初の約定利子率で割引いた金額と債権の帳簿価額との差額を計上しております。 上記以外の債権については、過去の一定期間における貸倒実績等から算出した貸倒実績率等に基づき計上しております。なお、特定海外債権については、対象国の政治経済情勢等を勘案して必要と認められる金額を特定海外債権引当勘定として計上しております。 すべての債権は、資産の自己査定基準に基づき、営業部店と所管審査部が資産査定を実施し、当該部署から独立した資産監査部が査定結果を監査しており、その査定結果に基づいて上記の引当を行っております。 なお、破綻先及び実質破綻先に対する担保・保証付債権等については、債権額から担保の評価額及び保証による回収が可能と認められる額を控除した残額を取立不能見込額として債権額から直接減額しており、その金額は889,361百万円であります。

	前中間会計期間 (自　平成15年４月１日 至　平成15年９月30日)	当中間会計期間 (自　平成16年４月１日 至　平成16年９月30日)	前事業年度 (自　平成15年４月１日 至　平成16年３月31日)
	(2) 賞与引当金 賞与引当金は、従業員への賞与の支払いに備えるため、従業員に対する賞与の支給見込額のうち、当中間会計期間に帰属する額を計上しております。	(2) 賞与引当金 同左	(2) 賞与引当金 賞与引当金は、従業員への賞与の支払いに備えるため、従業員に対する賞与の支給見込額のうち、当事業年度に帰属する額を計上しております。
	(3) 退職給付引当金 退職給付引当金は、従業員の退職給付に備えるため、当事業年度末における退職給付債務及び年金資産の見込額に基づき、当中間会計期間末において発生していると認められる額を計上しております。 また、過去勤務債務及び数理計算上の差異の損益処理方法は以下のとおりであります。 過去勤務債務： その発生年度の従業員の平均残存勤務期間内の一定の年数(10年)による定額法により損益処理 数理計算上の差異： 各発生年度の従業員の平均残存勤務期間内の一定の年数(10年)による定額法により按分した額をそれぞれ発生の翌事業年度から損益処理 なお、会計基準変更時差異については、５年による按分額を費用処理することとし、当中間会計期間においては同按分額に12分の６を乗じた額を計上しております。	(3) 退職給付引当金 同左	(3) 退職給付引当金 退職給付引当金は、従業員の退職給付に備えるため、当事業年度末における退職給付債務及び年金資産の見込額に基づき、必要額を計上しております。また、過去勤務債務及び数理計算上の差異の損益処理方法は以下のとおりであります。 過去勤務債務： その発生年度の従業員の平均残存勤務期間内の一定の年数(10年)による定額法により損益処理 数理計算上の差異： 各発生年度の従業員の平均残存勤務期間内の一定の年数(10年)による定額法により按分した額をそれぞれ発生の翌事業年度から損益処理 なお、会計基準変更時差異については、５年による按分額を費用処理しております。 当行は、確定給付企業年金法の施行に伴い、厚生年金基金の代行部分について、平成16年１月26日に厚生労働大臣から将来分支給義務免除の認可を受けております。これに伴い、当行は、「退職給付会計に関する実務指針(中間報告)」(日本公認会計士協会会計制度委員会報告第13号)第47－２項に定める経過措置を適用し、当該認可の日において代行部分に係る退職給付債務及び返還相当額の年金資産を消滅したものとみなして会計処理を行っております。 本処理に伴う当事業年度における損益に与える影響額は、特別利益として59,095百万円を計上しております。 また、当事業年度末において測定された年金資産の返還相当額(最低責任準備金)は184,014百万円であります。
	(4) 債権売却損失引当金 株式会社共同債権買取機構に売却した不動産担保付債権の担保価値を勘案し、将来発生する可能性のある損失を見積もり、必要と認められる額を計上しております。	――――――	――――――

	前中間会計期間 (自　平成15年4月1日 至　平成15年9月30日)	当中間会計期間 (自　平成16年4月1日 至　平成16年9月30日)	前事業年度 (自　平成15年4月1日 至　平成16年3月31日)
	(5) 日本国際博覧会出展引当金 2005年に愛知県において開催される「2005年日本国際博覧会」(愛知万博)への出展費用に関し、日本国際博覧会出展引当金を計上しております。 なお、この引当金は租税特別措置法第57条の2の準備金を含んでおります。	(4) 日本国際博覧会出展引当金 同左	(4) 日本国際博覧会出展引当金 同左
	(6) 金融先物取引責任準備金 金融先物取引等に関して生じた事故による損失の補てんに充てるため、金融先物取引法第82条及び同法施行規則第29条の規定に定めるところにより算出した額を計上しております。	(5) 金融先物取引責任準備金 同左	(5) 金融先物取引責任準備金 同左
6　外貨建ての資産及び負債の本邦通貨への換算基準	外貨建資産・負債及び海外支店勘定については、取得時の為替相場による円換算額を付す子会社株式及び関連会社株式を除き、主として中間決算日の為替相場による円換算額を付しております。 外貨建取引等の会計処理のうち、異なる通貨での資金調達・運用を動機として行われる通貨スワップ取引及び為替スワップ取引については、前事業年度は業種別監査委員会報告第25号等による経過措置を適用しておりましたが、当中間会計期間より、同報告の本則規定に基づくヘッジ会計を適用しております。 この変更に伴い、従来、期間損益計算していた当該為替スワップ取引を時価評価し、正味の債権及び債務を中間貸借対照表に計上したため、従来の方法によった場合に比べ、「その他資産」及び「その他負債」がそれぞれ2,464百万円増加しております。なお、この変更に伴う損益への影響はありません。 また、通貨スワップ取引及び先物外国為替取引等に係る円換算差金は、従来、純額で「その他資産」又は「その他負債」として計上しておりましたが、当中間会計期間より、業種別監査委員会報告第25号に基づき総額で「その他資産」及び「その他負債」に計上しております。この変更に伴い、従来の方法によった場合に比べ、「その他資産」及び「その他負債」がそれぞれ736,900百万円増加しております。	外貨建資産・負債及び海外支店勘定については、取得時の為替相場による円換算額を付す子会社株式及び関連会社株式を除き、主として中間決算日の為替相場による円換算額を付しております。	外貨建資産・負債及び海外支店勘定については、取得時の為替相場による円換算額を付す子会社株式及び関連会社株式を除き、主として決算日の為替相場による円換算額を付しております。 外貨建取引等の会計処理のうち、異なる通貨での資金調達・運用を動機として行われる通貨スワップ取引及び為替スワップ取引については、前事業年度は業種別監査委員会報告第25号等による経過措置を適用しておりましたが、当事業年度より、同報告の本則規定に基づくヘッジ会計を適用しております。 この変更に伴い、従来、期間損益計算していた当該為替スワップ取引を時価評価し、正味の債権及び債務を貸借対照表に計上したため、従来の方法によった場合に比べ、「未収収益」は128百万円減少、「未払費用」は32百万円減少、「その他の負債」は2,202百万円減少し、その他資産中の「金融派生商品」は1,137百万円増加、その他負債中の「金融派生商品」は3,251百万円増加し、繰延ヘッジ損失は総額で13百万円、繰延ヘッジ利益は総額で7百万円それぞれ増加しております。なお、この変更に伴う損益への影響はありません。 また、通貨スワップ取引及び先物外国為替取引等に係る円換算差金は、従来、純額で「その他の資産」又は「その他の負債」として計上しておりましたが、当事業年度より、業種別監査委員会報告第25号に基づき総額でその他資産及びその他負債中の「金融派生商品」に計上し

	前中間会計期間 (自　平成15年4月1日 至　平成15年9月30日)	当中間会計期間 (自　平成16年4月1日 至　平成16年9月30日)	前事業年度 (自　平成15年4月1日 至　平成16年3月31日)
			ております。この変更に伴い、従来の方法によった場合に比べ、「その他の資産」が59,704百万円減少し、その他資産及びその他負債中の「金融派生商品」がそれぞれ510,447百万円及び450,743百万円増加しております。 なお、通貨オプション取引に係る正味の債権及び債務については、従来「その他の資産」及び「その他の負債」として計上しておりましたが、業種別監査委員会報告第25号の本則規定適用に併せて、当事業年度より、その他資産及びその他負債中の「金融派生商品」として計上しております。この変更により、従来の方法によった場合に比べ、「その他の資産」が104,092百万円、「その他の負債」が87,254百万円それぞれ減少し、その他資産中の「金融派生商品」が104,092百万円、その他負債中の「金融派生商品」が87,254百万円それぞれ増加しております。
7　リース取引の処理方法	リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に準じた会計処理によっております。	同左	同左
8　ヘッジ会計の方法	・金利リスク・ヘッジ 金融資産・負債から生じる金利リスクのヘッジ取引に対するヘッジ会計の方法として、繰延ヘッジ又は時価ヘッジを適用しております。 前事業年度は、多数の貸出金・預金等から生じる金利リスクをデリバティブ取引を用いて総体で管理する「マクロヘッジ」について、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第24号。以下、「業種別監査委員会報告第24号」という。)による経過措置を適用しておりましたが、当中間会計期間からは、小口多数の金銭債権債務に対する包括ヘッジについて、同報告の本則規定を適用しております。相場変動を相殺する包括ヘッジの場合には、ヘッジ対象となる預金・貸出金等とヘッジ手段である金利スワップ取引等を残存期間ごとにグルーピングのうえ	・金利リスク・ヘッジ 金融資産・負債から生じる金利リスクのヘッジ取引に対するヘッジ会計の方法として、繰延ヘッジ又は時価ヘッジを適用しております。 小口多数の金銭債権債務に対する包括ヘッジについては、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第24号。以下、「業種別監査委員会報告第24号」という。)に規定する繰延ヘッジを適用しております。 相場変動を相殺する包括ヘッジの場合には、ヘッジ対象となる預金・貸出金等とヘッジ手段である金利スワップ取引等を残存期間ごとにグルーピングのうえ有効性の評価をしております。また、キャッシュ・フローを固定する包括ヘッジの場合には、ヘッジ対象とヘッジ手段の金利変動要素の相関関係の検証により有効性の評価をしております。	・金利リスク・ヘッジ 金融資産・負債から生じる金利リスクのヘッジ取引に対するヘッジ会計の方法として、繰延ヘッジ又は時価ヘッジを適用しております。 前事業年度は、多数の貸出金・預金等から生じる金利リスクをデリバティブ取引を用いて総体で管理する「マクロヘッジ」について、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第24号。以下、「業種別監査委員会報告第24号」という。)による経過措置を適用しておりましたが、当事業年度からは、小口多数の金銭債権債務に対する包括ヘッジについて、同報告の本則規定を適用しております。相場変動を相殺する包括ヘッジの場合には、ヘッジ対象となる預金・貸出金等とヘッジ手段である金利スワップ取引等を残存期間ごとにグルーピングのうえ有効性の

	前中間会計期間 (自　平成15年４月１日 至　平成15年９月30日)	当中間会計期間 (自　平成16年４月１日 至　平成16年９月30日)	前事業年度 (自　平成15年４月１日 至　平成16年３月31日)
	有効性の評価をしております。また、キャッシュ・フローを固定する包括ヘッジの場合には、ヘッジ対象とヘッジ手段の金利変動要素の相関関係の検証により有効性の評価をしております。個別ヘッジについても当該個別ヘッジに係る有効性の評価をしております。 会計処理については、金融資産・負債から生じる金利リスクのヘッジ会計の方法として従来繰延ヘッジを適用しておりましたが、当中間会計期間における債券相場環境の変化に対応して債券に対するヘッジ取引の規模が拡大したことを踏まえ、ヘッジ取引の効果をより適切に財務諸表に反映させることを目的として、その他有価証券のうちALM目的で保有する債券の相場変動を相殺するヘッジ取引については時価ヘッジを適用しております。この変更に伴い、従来の方法によった場合に比べ、「その他資産」及び「その他有価証券評価差額金」がそれぞれ21,462百万円及び13,521百万円減少し、「繰延税金資産」が8,507百万円増加しております。 また、従来の「マクロヘッジ」に基づく繰延ヘッジ損益のうち、上記の変更に伴いヘッジ会計を中止又は時価ヘッジに移行したヘッジ手段に係る金額については、個々のヘッジ手段の金利計算期間に応じ、当中間会計期間から最長12年間にわたって資金調達費用又は資金運用収益として期間配分しております。なお、当中間会計期間末における「マクロヘッジ」に基づく繰延ヘッジ損失の総額は422,999百万円、繰延ヘッジ利益の総額は410,931百万円であります。 ・為替変動リスク・ヘッジ 異なる通貨での資金調達・運用を動機として行われる通貨スワップ取引及び為替スワップ取引について、業種別監査委員会報告第25号の本則規定に基づく繰延ヘッジを適用しております。 これは、異なる通貨での資金調達・運用に伴う外貨建金銭債権債務等の為替変動リスクを減殺する目的で行う通貨	個別ヘッジについても、原則として繰延ヘッジを適用しておりますが、その他有価証券のうちALM目的で保有する債券の相場変動を相殺するヘッジ取引については、時価ヘッジを適用しております。 また、「銀行業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第15号)を適用して実施しておりました多数の貸出金・預金等から生じる金利リスクをデリバティブ取引を用いて総体で管理する従来の「マクロヘッジ」に基づく繰延ヘッジ損益のうち、業種別監査委員会報告第24号の適用に伴いヘッジ会計を中止又は時価ヘッジに移行したヘッジ手段に係る金額については、個々のヘッジ手段の金利計算期間に応じ、平成15年度から最長12年間にわたって資金調達費用又は資金運用収益として期間配分しております。なお、当中間会計期間末における「マクロヘッジ」に基づく繰延ヘッジ損失の総額は254,000百万円、繰延ヘッジ利益の総額は221,851百万円であります。 ・為替変動リスク・ヘッジ 異なる通貨での資金調達・運用を動機として行われる通貨スワップ取引及び為替スワップ取引について、「銀行業における外貨建取引等の会計処理に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第25号。以下、「業種別監査委員会報告第25号」という。)に基づく繰延ヘッジを適用しております。 これは、異なる通貨での資金調達・運用に伴う外貨建金銭債権債務等の為替変動リスクを減殺する目的で行う通貨スワップ取引及び為替スワップ取引について、その外貨ポジションに見合う外貨建金銭債権債務等が存在することを確認することによりヘッジの有効性を評価するものであります。 また、外貨建子会社株式及び関連会社株式並びに外貨建その他有価証券(債券以外)の為替変動リスクをヘッジするため、事前にヘッジ対象とな	評価をしております。また、キャッシュ・フローを固定する包括ヘッジの場合には、ヘッジ対象とヘッジ手段の金利変動要素の相関関係の検証により有効性の評価をしております。個別ヘッジについても当該個別ヘッジに係る有効性の評価をしております。 会計処理については、金融資産・負債から生じる金利リスクのヘッジ会計の方法として従来繰延ヘッジを適用しておりましたが、当事業年度における債券相場環境の変化に対応して債券に対するヘッジ取引の規模が拡大したことを踏まえ、ヘッジ取引の効果をより適切に財務諸表に反映させることを目的として、その他有価証券のうちALM目的で保有する債券の相場変動を相殺するヘッジ取引については時価ヘッジを適用しております。この変更に伴い、従来の方法によった場合に比べ、「繰延ヘッジ損失」及び「その他有価証券評価差額金」がそれぞれ28,948百万円及び13,923百万円減少し、「繰延税金資産」が9,528百万円増加しております。 また、従来の「マクロヘッジ」に基づく繰延ヘッジ損益のうち、上記の変更に伴いヘッジ会計を中止又は時価ヘッジに移行したヘッジ手段に係る金額については、個々のヘッジ手段の金利計算期間に応じ、当事業年度から最長12年間にわたって資金調達費用又は資金運用収益として期間配分しております。なお、当事業年度末における「マクロヘッジ」に基づく繰延ヘッジ損失の総額は320,513百万円、繰延ヘッジ利益の総額は293,837百万円であります。 ・為替変動リスク・ヘッジ 異なる通貨での資金調達・運用を動機として行われる通貨スワップ取引及び為替スワップ取引について、業種別監査委員会報告第25号の本則規定に基づく繰延ヘッジを適用しております。 これは、異なる通貨での資金調達・運用に伴う外貨建金銭債権債務等の為替変動リスクを減殺する目的で行う通貨スワップ取引及び為替スワップ取引について、その外貨ポ

	前中間会計期間 （自　平成15年４月１日 至　平成15年９月30日）	当中間会計期間 （自　平成16年４月１日 至　平成16年９月30日）	前事業年度 （自　平成15年４月１日 至　平成16年３月31日）
	スワップ取引及び為替スワップ取引について、その外貨ポジションに見合う外貨建金銭債権債務等が存在することを確認することによりヘッジの有効性を評価するものであります。 　また、外貨建子会社株式及び関連会社株式並びに外貨建その他有価証券(債券以外)の為替変動リスクをヘッジするため、事前にヘッジ対象となる外貨建有価証券の銘柄を特定し、当該外貨建有価証券について外貨ベースで取得原価以上の直先負債が存在していること等を条件に、包括ヘッジとして繰延ヘッジ又は時価ヘッジを適用しております。 ・内部取引等 　デリバティブ取引のうち特定取引勘定とそれ以外の勘定との間(又は内部部門間)の内部取引については、ヘッジ手段として指定している金利スワップ取引及び通貨スワップ取引等に対して、業種別監査委員会報告第24号及び同第25号に基づき、恣意性を排除し厳格なヘッジ運営が可能と認められる対外カバー取引の基準に準拠した運営を行っているため、当該金利スワップ取引及び通貨スワップ取引等から生じる収益及び費用は消去せずに損益認識又は繰延処理を行っております。	る外貨建有価証券の銘柄を特定し、当該外貨建有価証券について外貨ベースで取得原価以上の直先負債が存在していること等を条件に、包括ヘッジとして繰延ヘッジ又は時価ヘッジを適用しております。 ・内部取引等 　デリバティブ取引のうち特定取引勘定とそれ以外の勘定との間(又は内部部門間)の内部取引については、ヘッジ手段として指定している金利スワップ取引及び通貨スワップ取引等に対して、業種別監査委員会報告第24号及び同第25号に基づき、恣意性を排除し厳格なヘッジ運営が可能と認められる対外カバー取引の基準に準拠した運営を行っているため、当該金利スワップ取引及び通貨スワップ取引等から生じる収益及び費用は消去せずに損益認識又は繰延処理を行っております。	ジションに見合う外貨建金銭債権債務等が存在することを確認することによりヘッジの有効性を評価するものであります。 　また、外貨建子会社株式及び関連会社株式並びに外貨建その他有価証券(債券以外)の為替変動リスクをヘッジするため、事前にヘッジ対象となる外貨建有価証券の銘柄を特定し、当該外貨建有価証券について外貨ベースで取得原価以上の直先負債が存在していること等を条件に、包括ヘッジとして繰延ヘッジ又は時価ヘッジを適用しております。 ・内部取引等 　デリバティブ取引のうち特定取引勘定とそれ以外の勘定との間(又は内部部門間)の内部取引については、ヘッジ手段として指定している金利スワップ取引及び通貨スワップ取引等に対して、業種別監査委員会報告第24号及び同第25号に基づき、恣意性を排除し厳格なヘッジ運営が可能と認められる対外カバー取引の基準に準拠した運営を行っているため、当該金利スワップ取引及び通貨スワップ取引等から生じる収益及び費用は消去せずに損益認識又は繰延処理を行っております。
9　消費税等の会計処理	消費税及び地方消費税の会計処理は、税抜方式によっております。	同左	同左
10　税効果会計に関する事項	中間会計期間に係る納付税額及び法人税等調整額は、当事業年度において予定している利益処分方式による海外投資等損失準備金の積立て及び取崩しを前提として、当中間会計期間に係る金額を計算しております。	同左	――――

追加情報

前中間会計期間 (自　平成15年４月１日 至　平成15年９月30日)	当中間会計期間 (自　平成16年４月１日 至　平成16年９月30日)	前事業年度 (自　平成15年４月１日 至　平成16年３月31日)
―――――	外形標準課税 「地方税法等の一部を改正する法律」(平成15年法律第９号)が平成15年３月31日に公布され、平成16年４月１日以後開始する事業年度より法人事業税に係る課税標準の一部が「付加価値額」及び「資本等の金額」に変更されることになりました。これに伴い、「法人事業税における外形標準課税部分の損益計算書上の表示についての実務上の取扱い」(企業会計基準委員会実務対応報告第12号)に基づき、「付加価値額」及び「資本等の金額」に基づき算定された法人事業税について、当中間会計期間から中間損益計算書中の「営業経費」に含めて表示しております。	―――――

注記事項

（中間貸借対照表関係）

前中間会計期間 （平成15年９月30日現在）	当中間会計期間 （平成16年９月30日現在）	前事業年度 （平成16年３月31日現在）
※１　子会社の株式及び出資総額 1,180,395百万円	※１　子会社の株式及び出資総額 1,259,862百万円	※１　子会社の株式及び出資総額 1,217,017百万円
※２　無担保の消費貸借契約（債券貸借取引）により貸し付けている有価証券が、「有価証券」中の国債に999百万円含まれております。また、使用貸借又は賃貸借契約により貸し付けている有価証券は、「有価証券」中の国債に119百万円含まれております。 　無担保の消費貸借契約（債券貸借取引）により借り入れている有価証券並びに現先取引及び現金担保付債券貸借取引により受け入れている有価証券のうち、売却又は（再）担保という方法で自由に処分できる権利を有する有価証券で、（再）担保に差し入れている有価証券は634,902百万円、当中間会計期間末に当該処分をせずに所有しているものは124,360百万円であります。	※２　無担保の消費貸借契約により貸し付けている有価証券が、「有価証券」中の国債に1,400百万円含まれております。 　無担保の消費貸借契約により借り入れている有価証券並びに現先取引及び現金担保付債券貸借取引により受け入れている有価証券のうち、売却又は（再）担保という方法で自由に処分できる権利を有する有価証券で、（再）担保に差し入れている有価証券は1,577,423百万円、当中間会計期間末に当該処分をせずに所有しているものは130,581百万円であります。	※２　無担保の消費貸借契約により貸し付けている有価証券が、「国債」及び「株式」に合計6,794百万円含まれております。また、使用貸借又は賃貸借契約により貸し付けている有価証券は、「国債」に99百万円含まれております。 　無担保の消費貸借契約により借り入れている有価証券並びに現先取引及び現金担保付債券貸借取引により受け入れている有価証券のうち、売却又は（再）担保という方法で自由に処分できる権利を有する有価証券で、（再）担保に差入れている有価証券は1,012,995百万円、当事業年度末に当該処分をせずに所有しているものは143,704百万円であります。
※３　貸出金のうち、破綻先債権額は145,947百万円、延滞債権額は1,957,746百万円であります。但し、上記債権額のうち、オフ・バランス化につながる措置である株式会社整理回収機構への信託実施分は、38,941百万円であります。 　なお、破綻先債権とは、元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立又は弁済の見込みがないものとして未収利息を計上しなかった貸出金（貸倒償却を行った部分を除く。以下、「未収利息不計上貸出金」という。）のうち、法人税法施行令（昭和40年政令第97号）第96条第１項第３号のイからホまでに掲げる事由又は同項第４号に規定する事由が生じている貸出金であります。 　また、延滞債権とは、未収利息不計上貸出金であって、破綻先債権及び債務者の経営再建又は支援を図ることを目的として利息の支払を猶予した貸出金以外の貸出金であります。	※３　貸出金のうち、破綻先債権額は59,229百万円、延滞債権額は1,552,410百万円であります。但し、上記債権額のうち、オフ・バランス化につながる措置である株式会社整理回収機構への信託実施分は、3,792百万円であります。 　なお、破綻先債権とは、元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立又は弁済の見込みがないものとして未収利息を計上しなかった貸出金（貸倒償却を行った部分を除く。以下、「未収利息不計上貸出金」という。）のうち、法人税法施行令（昭和40年政令第97号）第96条第１項第３号のイからホまでに掲げる事由又は同項第４号に規定する事由が生じている貸出金であります。 　また、延滞債権とは、未収利息不計上貸出金であって、破綻先債権及び債務者の経営再建又は支援を図ることを目的として利息の支払を猶予した貸出金以外の貸出金であります。	※３　貸出金のうち、破綻先債権額は67,183百万円、延滞債権額は1,460,787百万円であります。但し、上記債権額のうち、オフ・バランス化につながる措置である株式会社整理回収機構への信託実施分は、7,522百万円であります。 　なお、破綻先債権とは、元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立又は弁済の見込みがないものとして未収利息を計上しなかった貸出金（貸倒償却を行った部分を除く。以下、「未収利息不計上貸出金」という。）のうち、法人税法施行令（昭和40年政令第97号）第96条第１項第３号のイからホまでに掲げる事由又は同項第４号に規定する事由が生じている貸出金であります。 　また、延滞債権とは、未収利息不計上貸出金であって、破綻先債権及び債務者の経営再建又は支援を図ることを目的として利息の支払を猶予した貸出金以外の貸出金であります。

前中間会計期間 (平成15年9月30日現在)	当中間会計期間 (平成16年9月30日現在)	前事業年度 (平成16年3月31日現在)
※4　貸出金のうち、3カ月以上延滞債権額は94,513百万円であります。 なお、3カ月以上延滞債権とは、元本又は利息の支払が約定支払日の翌日から3月以上遅延している貸出金で破綻先債権及び延滞債権に該当しないものであります。	※4　貸出金のうち、3カ月以上延滞債権額は46,812百万円であります。 なお、3カ月以上延滞債権とは、元本又は利息の支払が約定支払日の翌日から3月以上遅延している貸出金で破綻先債権及び延滞債権に該当しないものであります。	※4　貸出金のうち、3カ月以上延滞債権額は47,618百万円であります。 なお、3カ月以上延滞債権とは、元本又は利息の支払が約定支払日の翌日から3月以上遅延している貸出金で破綻先債権及び延滞債権に該当しないものであります。
※5　貸出金のうち、貸出条件緩和債権額は1,634,826百万円であります。 なお、貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取決めを行った貸出金で破綻先債権、延滞債権及び3カ月以上延滞債権に該当しないものであります。	※5　貸出金のうち、貸出条件緩和債権額は732,317百万円であります。 なお、貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取決めを行った貸出金で破綻先債権、延滞債権及び3カ月以上延滞債権に該当しないものであります。	※5　貸出金のうち、貸出条件緩和債権額は1,199,301百万円であります。 なお、貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取決めを行った貸出金で破綻先債権、延滞債権及び3カ月以上延滞債権に該当しないものであります。
※6　破綻先債権額、延滞債権額、3カ月以上延滞債権額及び貸出条件緩和債権額の合計額は3,833,032百万円であります。但し、上記債権額のうち、オフ・バランス化につながる措置である株式会社整理回収機構への信託実施分は、38,941百万円であります。 なお、上記3から6に掲げた債権額は、貸倒引当金控除前の金額であります。	※6　破綻先債権額、延滞債権額、3カ月以上延滞債権額及び貸出条件緩和債権額の合計額は2,390,768百万円であります。但し、上記債権額のうち、オフ・バランス化につながる措置である株式会社整理回収機構への信託実施分は、3,792百万円であります。 なお、上記3から6に掲げた債権額は、貸倒引当金控除前の金額であります。	※6　破綻先債権額、延滞債権額、3カ月以上延滞債権額及び貸出条件緩和債権額の合計額は2,774,889百万円であります。但し、上記債権額のうち、オフ・バランス化につながる措置である株式会社整理回収機構への信託実施分は、7,522百万円であります。 なお、上記3から6に掲げた債権額は、貸倒引当金控除前の金額であります。
※7　手形割引は、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第24号)に基づき金融取引として処理しております。これにより受け入れた銀行引受手形、商業手形、荷付為替手形及び買入外国為替は、売却又は(再)担保という方法で自由に処分できる権利を有しておりますが、その額面金額は883,483百万円であります。	※7　手形割引は、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第24号)に基づき金融取引として処理しております。これにより受け入れた銀行引受手形、商業手形、荷付為替手形及び買入外国為替は、売却又は(再)担保という方法で自由に処分できる権利を有しておりますが、その額面金額は954,227百万円であります。	※7　手形割引は、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第24号)に基づき金融取引として処理しております。これにより受け入れた銀行引受手形、商業手形、荷付為替手形及び買入外国為替は、売却又は(再)担保という方法で自由に処分できる権利を有しておりますが、その額面金額は948,981百万円であります。
※8　担保に供している資産は次のとおりであります。 担保に供している資産 現金預け金　53,671百万円 特定取引資産　556,820百万円 有価証券　9,487,876百万円 貸出金　3,760,959百万円 担保資産に対応する債務 コールマネー　1,255,000百万円 売現先勘定　1,850,259百万円 債券貸借取引受入担保金　4,355,513百万円 売渡手形　5,715,900百万円 支払承諾　65,918百万円	※8　担保に供している資産は次のとおりであります。 担保に供している資産 現金預け金　41,136百万円 特定取引資産　640,840百万円 有価証券　7,051,224百万円 貸出金　1,465,657百万円 担保資産に対応する債務 コールマネー　1,925,000百万円 売現先勘定　704,384百万円 債券貸借取引受入担保金　4,429,934百万円 売渡手形　1,588,400百万円 支払承諾　76,164百万円	※8　担保に供している資産は次のとおりであります。 担保に供している資産 現金預け金　44,541百万円 特定取引資産　530,724百万円 有価証券　10,478,190百万円 貸出金　1,375,426百万円 担保資産に対応する債務 コールマネー　1,385,000百万円 売現先勘定　1,037,348百万円 債券貸借取引受入担保金　5,700,206百万円 売渡手形　3,725,600百万円 支払承諾　94,962百万円

前中間会計期間 (平成15年９月30日現在)	当中間会計期間 (平成16年９月30日現在)	前事業年度 (平成16年３月31日現在)
上記のほか、資金決済等の取引の担保あるいは先物取引証拠金等の代用として、現金預け金44,722百万円、特定取引資産4,204百万円、有価証券3,934,561百万円及び貸出金968,383百万円を差し入れております。 また、動産不動産のうち保証金権利金は87,330百万円、その他資産のうち先物取引差入証拠金は6,215百万円であります。 ※９　当座貸越契約及び貸付金に係るコミットメントライン契約は、顧客からの融資実行の申し出を受けた場合に、契約上規定された条件について違反がない限り、一定の限度額まで資金を貸付けることを約する契約であります。これらの契約に係る融資未実行残高は、26,011,228百万円であります。このうち原契約期間が１年以内のもの又は任意の時期に無条件で取消可能なものが23,996,662百万円あります。 なお、これらの契約の多くは、融資実行されずに終了するものであるため、融資未実行残高そのものが必ずしも当行の将来のキャッシュ・フローに影響を与えるものではありません。これらの契約の多くには、金融情勢の変化、債権の保全、その他相当の事由があるときは、当行が実行申し込みを受けた融資の拒絶又は契約極度額の減額をすることができる旨の条項が付けられております。また、契約時において必要に応じて不動産・有価証券等の担保を徴求するほか、契約後も定期的に予め定めている行内手続に基づき顧客の業況等を把握し、必要に応じて契約の見直し、与信保全上の措置等を講じております。 ※10　繰延ヘッジ会計を適用したヘッジ手段に係る損益又は評価差額は、純額で繰延ヘッジ損失としてその他資産に含めて計上しております。なお、上記相殺前の繰延ヘッジ損失の総額は1,699,020百万円、繰延ヘッジ利益の総額は1,605,960百万円であります。	上記のほか、資金決済等の取引の担保あるいは先物取引証拠金等の代用として、現金預け金50,194百万円、特定取引資産1,663百万円、有価証券7,056,076百万円及び貸出金581,956百万円を差し入れております。 また、動産不動産のうち保証金権利金は82,424百万円、その他資産のうち先物取引差入証拠金は8,098百万円であります。 ※９　当座貸越契約及び貸付金に係るコミットメントライン契約は、顧客からの融資実行の申し出を受けた場合に、契約上規定された条件について違反がない限り、一定の限度額まで資金を貸し付けることを約する契約であります。これらの契約に係る融資未実行残高は、29,524,071百万円であります。このうち原契約期間が１年以内のもの又は任意の時期に無条件で取消可能なものが26,577,364百万円あります。 なお、これらの契約の多くは、融資実行されずに終了するものであるため、融資未実行残高そのものが必ずしも当行の将来のキャッシュ・フローに影響を与えるものではありません。これらの契約の多くには、金融情勢の変化、債権の保全及びその他相当の事由があるときは、当行が実行申し込みを受けた融資の拒絶又は契約極度額の減額をすることができる旨の条項が付けられております。また、契約時において必要に応じて不動産・有価証券等の担保を徴求するほか、契約後も定期的に予め定めている行内手続に基づき顧客の業況等を把握し、必要に応じて契約の見直し、与信保全上の措置等を講じております。 ※10　繰延ヘッジ会計を適用したヘッジ手段に係る損益又は評価差額は、純額で繰延ヘッジ損失として「その他資産」に含めて計上しております。なお、上記相殺前の繰延ヘッジ損失の総額は543,421百万円、繰延ヘッジ利益の総額は456,566百万円であります。	上記のほか、資金決済等の取引の担保あるいは先物取引証拠金等の代用として、現金預け金42,487百万円、特定取引資産3,908百万円、有価証券6,873,993百万円及び貸出金55,000百万円を差し入れております。 また、動産不動産のうち保証金権利金は83,174百万円、その他資産のうち先物取引差入証拠金は6,670百万円であります。 ※９　当座貸越契約及び貸付金に係るコミットメントライン契約は、顧客からの融資実行の申し出を受けた場合に、契約上規定された条件について違反がない限り、一定の限度額まで資金を貸し付けることを約する契約であります。これらの契約に係る融資未実行残高は、29,127,401百万円であります。このうち原契約期間が１年以内のもの又は任意の時期に無条件で取消可能なものが26,845,708百万円あります。 なお、これらの契約の多くは、融資実行されずに終了するものであるため、融資未実行残高そのものが必ずしも当行の将来のキャッシュ・フローに影響を与えるものではありません。これらの契約の多くには、金融情勢の変化、債権の保全及びその他相当の事由があるときは、当行が実行申し込みを受けた融資の拒絶又は契約極度額の減額をすることができる旨の条項が付けられております。また、契約時において必要に応じて不動産・有価証券等の担保を徴求するほか、契約後も定期的に予め定めている行内手続に基づき顧客の業況等を把握し、必要に応じて契約の見直し、与信保全上の措置等を講じております。 ※10　繰延ヘッジ会計を適用したヘッジ手段に係る損益又は評価差額は、純額で「繰延ヘッジ損失」として計上しております。なお、上記相殺前の繰延ヘッジ損失の総額は615,827百万円、繰延ヘッジ利益の総額は562,997百万円であります。

前中間会計期間 (平成15年９月30日現在)	当中間会計期間 (平成16年９月30日現在)	前事業年度 (平成16年３月31日現在)
※11　動産不動産の減価償却累計額 467,234百万円 ※12　動産不動産の圧縮記帳額 69,678百万円 (当中間会計期間圧縮記帳額 ―百万円) ※13　借用金には、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付借入金2,377,618百万円が含まれております。 ※14　社債には、劣後特約付社債849,176百万円が含まれております。 ※15　特別法上の引当金は金融先物取引責任準備金18百万円であります。 ※16　土地の再評価に関する法律(平成10年３月31日公布法律第34号)及び土地の再評価に関する法律の一部を改正する法律(平成13年３月31日公布法律第19号)に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として資本の部に計上しております。 再評価を行った年月日 平成10年３月31日及び 平成14年３月31日 同法律第３条第３項に定める再評価の方法 土地の再評価に関する法律施行令(平成10年３月31日公布政令第119号)第２条第３号に定める固定資産税評価額、同条第４号に定める路線価及び同条第５号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて、奥行価格補正、時点修正、近隣売買事例による補正等、合理的な調整を行って算出。	※11　動産不動産の減価償却累計額 458,399百万円 ※12　動産不動産の圧縮記帳額 65,742百万円 (当中間会計期間圧縮記帳額 ―百万円) ※13　借用金には、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付借入金2,237,864百万円が含まれております。 ※14　社債には、劣後特約付社債1,238,120百万円が含まれております。 ※15　特別法上の引当金は金融先物取引責任準備金18百万円であります。 ※16　土地の再評価に関する法律(平成10年３月31日公布法律第34号)及び土地の再評価に関する法律の一部を改正する法律(平成13年３月31日公布法律第19号)に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として資本の部に計上しております。 再評価を行った年月日 平成10年３月31日及び 平成14年３月31日 同法律第３条第３項に定める再評価の方法 土地の再評価に関する法律施行令(平成10年３月31日公布政令第119号)第２条第３号に定める固定資産税評価額、同条第４号に定める路線価及び同条第５号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて、奥行価格補正、時点修正、近隣売買事例による補正等、合理的な調整を行って算出。	※11　動産不動産の減価償却累計額 455,940百万円 ※12　動産不動産の圧縮記帳額 68,364百万円 (当事業年度圧縮記帳額 ―百万円) ※13　借用金には、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付借入金2,261,055百万円が含まれております。 ※14　社債には、劣後特約付社債1,007,058百万円が含まれております。 ※15　特別法上の引当金は金融先物取引責任準備金18百万円であります。 ※16　土地の再評価に関する法律(平成10年３月31日公布法律第34号)及び土地の再評価に関する法律の一部を改正する法律(平成13年３月31日公布法律第19号)に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として資本の部に計上しております。 再評価を行った年月日 平成10年３月31日及び 平成14年３月31日 同法律第３条第３項に定める再評価の方法 土地の再評価に関する法律施行令(平成10年３月31日公布政令第119号)第２条第３号に定める固定資産税評価額、同条第４号に定める路線価及び同条第５号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて、奥行価格補正、時点修正、近隣売買事例による補正等、合理的な調整を行って算出。 同法律第10条に定める再評価を行った事業用土地の当事業年度末における時価の合計額は、当該事業用土地の再評価後の帳簿価額の合計額より14,640百万円下回っております。

（中間損益計算書関係）

前中間会計期間 （自　平成15年４月１日 至　平成15年９月30日）	当中間会計期間 （自　平成16年４月１日 至　平成16年９月30日）	前事業年度 （自　平成15年４月１日 至　平成16年３月31日）
※１　その他経常収益には、株式等売却益50,910百万円を含んでおります。	※１　その他経常収益には、株式等売却益60,005百万円及び退職給付信託に係る信託設定益75,275百万円を含んでおります。	※１　その他経常収益には、株式等売却益151,170百万円を含んでおります。
※２　減価償却実施額は下記のとおりであります。 建物・動産　14,785百万円 その他　13,332百万円	※２　減価償却実施額は下記のとおりであります。 建物・動産　14,388百万円 その他　11,703百万円	※２　減価償却実施額は下記のとおりであります。 建物・動産　30,490百万円 その他　23,000百万円
※３　その他経常費用には、貸出金償却337,901百万円を含んでおります。	※３　その他経常費用には、貸倒引当金繰入額49,489百万円、貸出金償却348,769百万円及び延滞債権等を売却したことによる損失55,707百万円を含んでおります。	※３　その他経常費用には、貸出金償却566,344百万円及び延滞債権等を売却したことによる損失260,876百万円を含んでおります。
※４　特別利益には、貸倒引当金戻入益13,787百万円、東京都外形標準課税訴訟の訴訟上の和解成立による還付税金38,236百万円及び還付加算金2,097百万円を含んでおります。		※４　特別利益には、貸倒引当金戻入益65,342百万円、厚生年金基金の代行部分の将来支給義務免除に係る利益59,095百万円、東京都外形標準課税訴訟の訴訟上の和解成立による還付税金38,236百万円及び還付加算金2,127百万円を含んでおります。
※５　特別損失には、退職給付会計導入に伴う会計基準変更時差異の費用処理額10,083百万円及び店舗の統廃合等に伴う動産不動産処分損6,787百万円を含んでおります。	※５　特別損失には、退職給付会計導入に伴う会計基準変更時差異の費用処理額8,000百万円及び店舗の統廃合等に伴う動産不動産処分損4,619百万円を含んでおります。	※５　特別損失には、退職給付会計導入に伴う会計基準変更時差異の費用処理額19,473百万円及び店舗の統廃合等に伴う動産不動産処分損13,232百万円を含んでおります。

(リース取引関係)

前中間会計期間 (自　平成15年4月1日 至　平成15年9月30日)	当中間会計期間 (自　平成16年4月1日 至　平成16年9月30日)	前事業年度 (自　平成15年4月1日 至　平成16年3月31日)
1　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引 ・リース物件の取得価額相当額、減価償却累計額相当額及び中間会計期間末残高相当額 取得価額相当額 動産　15,274百万円 その他　1,211百万円 合計　16,485百万円 減価償却累計額相当額 動産　10,530百万円 その他　1,062百万円 合計　11,593百万円 中間会計期間末残高相当額 動産　4,743百万円 その他　149百万円 合計　4,892百万円 ・未経過リース料中間会計期間末残高相当額 1年内　2,257百万円 1年超　2,944百万円 合計　5,201百万円 ・当中間会計期間の支払リース料、減価償却費相当額及び支払利息相当額 支払リース料　1,504百万円 減価償却費相当額　1,393百万円 支払利息相当額　74百万円 ・減価償却費相当額の算定方法 リース期間を耐用年数とし、残存価額を零とする定額法によっております。 ・利息相当額の算定方法 リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各期への配分方法については、利息法によっております。 2　オペレーティング・リース取引 ・未経過リース料 1年内　15,596百万円 1年超　86,105百万円 合計　101,702百万円	1　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引 ・リース物件の取得価額相当額、減価償却累計額相当額及び中間会計期間末残高相当額 取得価額相当額 動産　9,287百万円 その他　254百万円 合計　9,541百万円 減価償却累計額相当額 動産　6,916百万円 その他　226百万円 合計　7,142百万円 中間会計期間末残高相当額 動産　2,370百万円 その他　28百万円 合計　2,399百万円 ・未経過リース料中間会計期間末残高相当額 1年内　1,551百万円 1年超　1,057百万円 合計　2,608百万円 ・当中間会計期間の支払リース料、減価償却費相当額及び支払利息相当額 支払リース料　947百万円 減価償却費相当額　877百万円 支払利息相当額　40百万円 ・減価償却費相当額の算定方法 リース期間を耐用年数とし、残存価額を零とする定額法によっております。 ・利息相当額の算定方法 リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各期への配分方法については、利息法によっております。 2　オペレーティング・リース取引 ・未経過リース料 1年内　14,255百万円 1年超　65,491百万円 合計　79,747百万円	1　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引 ・リース物件の取得価額相当額、減価償却累計額相当額及び事業年度末残高相当額 取得価額相当額 動産　9,866百万円 その他　414百万円 合計　10,280百万円 減価償却累計額相当額 動産　6,785百万円 その他　342百万円 合計　7,127百万円 事業年度末残高相当額 動産　3,081百万円 その他　72百万円 合計　3,153百万円 ・未経過リース料事業年度末残高相当額 1年内　1,757百万円 1年超　1,641百万円 合計　3,399百万円 ・当事業年度の支払リース料、減価償却費相当額及び支払利息相当額 支払リース料　2,444百万円 減価償却費相当額　2,264百万円 支払利息相当額　117百万円 ・減価償却費相当額の算定方法 リース期間を耐用年数とし、残存価額を零とする定額法によっております。 ・利息相当額の算定方法 リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各事業年度への配分方法については、利息法によっております。 2　オペレーティング・リース取引 ・未経過リース料 1年内　13,990百万円 1年超　72,066百万円 合計　86,056百万円

（有価証券関係）

○子会社株式及び関連会社株式で時価のあるもの

Ⅰ　当中間会計期間（平成16年９月30日現在）

	中間貸借対照表計上額（百万円）	時価（百万円）	差額（百万円）
子会社株式	81,629	117,147	35,518
関連会社株式	145,379	146,435	1,055
合計	227,008	263,583	36,574

（注）　時価は、当中間会計期間末日における市場価格等に基づいております。

Ⅱ　前中間会計期間（平成15年９月30日現在）

	中間貸借対照表計上額（百万円）	時価（百万円）	差額（百万円）
子会社株式	80,640	92,374	11,734
関連会社株式	—	—	—
合計	80,640	92,374	11,734

（注）　時価は、前中間会計期間末日における市場価格等に基づいております。

Ⅲ　前事業年度（平成16年３月31日現在）

	貸借対照表計上額（百万円）	時価（百万円）	差額（百万円）
子会社株式	81,184	122,881	41,696
関連会社株式	—	—	—
合計	81,184	122,881	41,696

（注）　時価は、前事業年度末日における市場価格等に基づいております。

（重要な後発事象）

前中間会計期間（自　平成15年４月１日　至　平成15年９月30日）	当中間会計期間（自　平成16年４月１日　至　平成16年９月30日）	前事業年度（自　平成15年４月１日　至　平成16年３月31日）
――――――	――――――	――――――

(2) 【信託財産残高表】

資産				
科目	前中間会計期間 (平成15年9月30日現在)		当中間会計期間 (平成16年9月30日現在)	
	金額(百万円)	構成比(%)	金額(百万円)	構成比(%)
貸出金	19,100	7.15	5,490	0.98
有価証券	3,001	1.13	27,788	4.96
受託有価証券	―	―	3,000	0.54
金銭債権	219,966	82.38	481,436	85.96
その他債権	0	0.00	171	0.03
銀行勘定貸	24,944	9.34	42,202	7.53
合計	267,013	100.00	560,087	100.00

負債				
科目	前中間会計期間 (平成15年9月30日現在)		当中間会計期間 (平成16年9月30日現在)	
	金額(百万円)	構成比(%)	金額(百万円)	構成比(%)
金銭信託	22,127	8.29	35,478	6.33
有価証券の信託	―	―	3,000	0.54
金銭債権の信託	209,545	78.48	478,590	85.45
包括信託	35,340	13.23	43,019	7.68
合計	267,013	100.00	560,087	100.00

(注) 1 共同信託他社管理財産はありません。

2 元本補てん契約のある信託については取り扱っておりません。

(3) 【その他】

該当ありません。

第６　【提出会社の参考情報】

当中間会計期間の開始日から半期報告書提出日までの間に、次の書類を提出しております。

(1)　有価証券届出書の訂正届出書　　平成16年４月２日
平成16年４月12日
及び 平成16年４月14日
関東財務局長に提出。

平成16年３月19日提出の普通社債の募集を対象とする有価証券届出書に係る訂正届出書であります。

(2)　臨時報告書　　平成16年４月２日
関東財務局長に提出。

企業内容等の開示に関する内閣府令第19条第２項第９号(代表取締役の異動)に基づく臨時報告書であります。

(3)　半期報告書の訂正報告書　　平成16年５月24日
関東財務局長に提出。

平成15年12月18日提出の半期報告書に係る訂正報告書であります。

(4)　臨時報告書　　平成16年５月31日
関東財務局長に提出。

企業内容等の開示に関する内閣府令第19条第２項第９号(代表取締役の異動)に基づく臨時報告書であります。

(5)　臨時報告書　　平成16年６月28日
関東財務局長に提出。

企業内容等の開示に関する内閣府令第19条第２項第９号(代表取締役の異動)に基づく臨時報告書であります。

(6)　有価証券報告書及びその添付書類　　事業年度(第１期)　自　平成15年４月１日　至　平成16年３月31日　　平成16年６月30日
関東財務局長に提出。

(7)　発行登録書及びその添付書類　　平成16年７月１日
関東財務局長に提出。

社債の募集に係る発行登録書であります。

(8)　発行登録追補書類及びその添付書類　　平成16年７月９日
平成16年７月26日
平成16年９月２日
平成16年９月８日
平成16年９月17日
平成16年10月１日
平成16年10月８日
及び 平成16年10月８日
関東財務局長に提出。

平成16年７月１日提出上記(7)の発行登録書(社債の募集)に係る発行登録追補書類であります。

(9)　臨時報告書　　平成16年７月21日
関東財務局長に提出。

企業内容等の開示に関する内閣府令第19条第２項第３号(特定子会社の異動)に基づく臨時報告書であります。

(10) 訂正発行登録書　平成16年7月21日
平成16年8月2日
平成16年9月21日
平成16年9月30日
及び 平成16年10月4日
関東財務局長に提出。

平成16年7月1日提出上記(7)の発行登録書(社債の募集)に係る訂正発行登録書であります。

(11) 臨時報告書　平成16年8月2日
関東財務局長に提出。

企業内容等の開示に関する内閣府令第19条第2項第2号(新株式の発行)に基づく臨時報告書であります。

(12) 臨時報告書　平成16年8月2日
関東財務局長に提出。

企業内容等の開示に関する内閣府令第19条第2項第2号(新株式の発行)に基づく臨時報告書であります。

(13) 臨時報告書　平成16年9月21日
関東財務局長に提出。

企業内容等の開示に関する内閣府令第19条第2項第3号(特定子会社の異動)に基づく臨時報告書であります。

(14) 臨時報告書の訂正報告書　平成16年9月30日
関東財務局長に提出。

平成16年8月2日提出上記(11)の臨時報告書に係る訂正報告書であります。

(15) 臨時報告書の訂正報告書　平成16年9月30日
及び 平成16年10月4日
関東財務局長に提出。

平成16年8月2日提出上記(12)の臨時報告書に係る訂正報告書であります。

第二部 【提出会社の保証会社等の情報】

該当事項はありません。

独立監査人の中間監査報告書

平成15年12月16日

株式会社三井住友銀行
取締役会　御中

朝日監査法人

代表社員	公認会計士	岩	本		繁	㊞
代表社員 関与社員	公認会計士	沼	野	廣	志	㊞
代表社員 関与社員	公認会計士	髙	波	博	之	㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社三井住友銀行の平成15年４月１日から平成16年３月31日までの連結会計年度の中間連結会計期間（平成15年４月１日から平成15年９月30日まで）に係る中間連結財務諸表、すなわち、中間連結貸借対照表、中間連結損益計算書、中間連結剰余金計算書及び中間連結キャッシュ・フロー計算書について中間監査を行った。この中間連結財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から中間連結財務諸表に対する意見を表明することにある。

当監査法人は、我が国における中間監査の基準に準拠して中間監査を行った。中間監査の基準は、当監査法人に中間連結財務諸表には全体として中間連結財務諸表の有用な情報の表示に関して投資者の判断を損なうような重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。中間監査は分析的手続等を中心とした監査手続に必要に応じて追加の監査手続を適用して行われている。当監査法人は、中間監査の結果として中間連結財務諸表に対する意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の中間連結財務諸表が、我が国において一般に公正妥当と認められる中間連結財務諸表の作成基準に準拠して、株式会社三井住友銀行及び連結子会社の平成15年９月30日現在の財政状態並びに同日をもって終了する中間連結会計期間（平成15年４月１日から平成15年９月30日まで）の経営成績及びキャッシュ・フローの状況に関する有用な情報を表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、中間監査報告書の原本に記載された事項を電子化したものであり、その原本は当行が別途保管しております。

独立監査人の中間監査報告書

平成16年12月13日

株式会社三井住友銀行

取締役会　御中

あずさ監査法人

指定社員
業務執行社員　公認会計士　佐　藤　正　典　㊞

指定社員
業務執行社員　公認会計士　沼　野　廣　志　㊞

指定社員
業務執行社員　公認会計士　髙　波　博　之　㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社三井住友銀行の平成16年４月１日から平成17年３月31日までの連結会計年度の中間連結会計期間(平成16年４月１日から平成16年９月30日まで)に係る中間連結財務諸表、すなわち、中間連結貸借対照表、中間連結損益計算書、中間連結剰余金計算書及び中間連結キャッシュ・フロー計算書について中間監査を行った。この中間連結財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から中間連結財務諸表に対する意見を表明することにある。

当監査法人は、我が国における中間監査の基準に準拠して中間監査を行った。中間監査の基準は、当監査法人に中間連結財務諸表には全体として中間連結財務諸表の有用な情報の表示に関して投資者の判断を損なうような重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。中間監査は分析的手続等を中心とした監査手続に必要に応じて追加の監査手続を適用して行われている。当監査法人は、中間監査の結果として中間連結財務諸表に対する意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の中間連結財務諸表が、我が国において一般に公正妥当と認められる中間連結財務諸表の作成基準に準拠して、株式会社三井住友銀行及び連結子会社の平成16年９月30日現在の財政状態並びに同日をもって終了する中間連結会計期間(平成16年４月１日から平成16年９月30日まで)の経営成績及びキャッシュ・フローの状況に関する有用な情報を表示しているものと認める。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、中間監査報告書の原本に記載された事項を電子化したものであり、その原本は当行が別途保管しております。

独立監査人の中間監査報告書

平成15年12月16日

株式会社三井住友銀行
　取締役会　御中

朝日監査法人

代表社員	公認会計士	岩本　　繁	㊞
代表社員 関与社員	公認会計士	沼野廣志	㊞
代表社員 関与社員	公認会計士	髙波博之	㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社三井住友銀行の平成15年４月１日から平成16年３月31日までの第１期事業年度の中間会計期間(平成15年４月１日から平成15年９月30日まで)に係る中間財務諸表、すなわち、中間貸借対照表及び中間損益計算書について中間監査を行った。この中間財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から中間財務諸表に対する意見を表明することにある。

当監査法人は、我が国における中間監査の基準に準拠して中間監査を行った。中間監査の基準は、当監査法人に中間財務諸表には全体として中間財務諸表の有用な情報の表示に関して投資者の判断を損なうような重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。中間監査は分析的手続等を中心とした監査手続に必要に応じて追加の監査手続を適用して行われている。当監査法人は、中間監査の結果として中間財務諸表に対する意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の中間財務諸表が、我が国において一般に公正妥当と認められる中間財務諸表の作成基準に準拠して、株式会社三井住友銀行の平成15年９月30日現在の財政状態及び同日をもって終了する中間会計期間(平成15年４月１日から平成15年９月30日まで)の経営成績に関する有用な情報を表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、中間監査報告書の原本に記載された事項を電子化したものであり、その原本は当行が別途保管しております。

独立監査人の中間監査報告書

平成16年12月13日

株式会社三井住友銀行
取締役会　御中

あずさ監査法人

指定社員 業務執行社員	公認会計士	佐	藤	正	典	㊞
指定社員 業務執行社員	公認会計士	沼	野	廣	志	㊞
指定社員 業務執行社員	公認会計士	髙	波	博	之	㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社三井住友銀行の平成16年４月１日から平成17年３月31日までの第２期事業年度の中間会計期間(平成16年４月１日から平成16年９月30日まで)に係る中間財務諸表、すなわち、中間貸借対照表及び中間損益計算書について中間監査を行った。この中間財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から中間財務諸表に対する意見を表明することにある。

当監査法人は、我が国における中間監査の基準に準拠して中間監査を行った。中間監査の基準は、当監査法人に中間財務諸表には全体として中間財務諸表の有用な情報の表示に関して投資者の判断を損なうような重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。中間監査は分析的手続等を中心とした監査手続に必要に応じて追加の監査手続を適用して行われている。当監査法人は、中間監査の結果として中間財務諸表に対する意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の中間財務諸表が、我が国において一般に公正妥当と認められる中間財務諸表の作成基準に準拠して、株式会社三井住友銀行の平成16年９月30日現在の財政状態及び同日をもって終了する中間会計期間(平成16年４月１日から平成16年９月30日まで)の経営成績に関する有用な情報を表示しているものと認める。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、中間監査報告書の原本に記載された事項を電子化したものであり、その原本は当行が別途保管しております。

平成 16 年 12 月 17 日

各　位

株式会社三井住友フィナンシャルグループ
（コード番号　８３１６）

有価証券報告書等の訂正報告書の提出について

当社は、本年 11 月 16 日に発表された金融庁「ディスクロージャー制度の信頼性確保に向けた対応について」及び本年 11 月 17 日付で関東財務局から要請された「有価証券報告書等の記載に係る自主的な点検について」に対応するため、過去に提出した有価証券報告書等について点検を実施いたしました。

その結果、他人名義で実質的に保有している株式が存在する等により有価証券報告書等において事実と異なる記載がないことを確認いたしました。

ただし、下記のとおり、大量保有報告書等の写しを受領した場合における同報告書等の記載内容に係る注書きに追加すべき事項があり、本日付で関東財務局に訂正報告書を提出いたしましたのでお知らせいたします。

記

1. 訂正の対象となった書類

(1)第２期中（平成 15 年９月期）半期報告書
(2)第２期　（平成 16 年３月期）有価証券報告書

2. 訂正箇所

(1) 第２期中（平成 15 年９月期）半期報告書
　第一部 企業情報　　第４ 提出会社の状況
　　1 株式等の状況　　(4) 大株主の状況　における注書き

(2) 第２期（平成 16 年３月期）有価証券報告書
　第一部 企業情報　　第４ 提出会社の状況
　　1 株式等の状況　　(5) 大株主の状況　における注書き

3. 訂正内容

大量保有報告書等の写しを受領した場合における同報告書等の記載内容に係る注書きの追加

（詳細は別紙ご参照）

以　上

【本件に関するお問合せ先】
広報部　古舘　　ＴＥＬ：03－5512－2678

別紙

I．有価証券報告書等の訂正報告書の内容

［第2期中（平成15年9月期）半期報告書］

1 【半期報告書の訂正報告書の提出理由】

当社が平成15年12月18日付で提出した第2期中（自 平成15年4月1日 至 平成15年9月30日）半期報告書の記載事項につき一部追加すべき事項がありましたので、これを訂正するため半期報告書の訂正報告書を提出するものであります。

2 【訂正事項】

第一部 企業情報

第4 提出会社の状況

1 株式等の状況

(4) 大株主の状況

3 【訂正箇所】

（訂正前）

注書き3なし

（訂正後）

下記のとおり、注書きを追加

3 株式会社りそなホールディングスから平成15年9月24日付で株券等の大量保有の状況に関する変更報告書の提出があり、平成15年9月19日現在で以下の株式を所有している旨の報告を受けましたが、当社として当中間会計期間末日における実質所有株式数の確認ができないので、上記大株主の状況には含めておりません。

なお、変更報告書の内容は次のとおりであります。

大量保有者名 株式会社整理回収機構（他共同保有者3名）

保有株券等の数 1,030,288株（共同保有者分を含む。うち優先株式967,000株）

株券等保有割合 14.87%

［第２期（平成16年３月期）有価証券報告書］

１　【有価証券報告書の訂正報告書の提出理由】

当社が平成16年６月30日付で提出した第２期（自　平成15年４月１日　至　平成16年３月31日）有価証券報告書の記載事項につき一部追加すべき事項がありましたので、これを訂正するため有価証券報告書の訂正報告書を提出するものであります。

２　【訂正事項】

第一部　企業情報

第４　提出会社の状況

１　株式等の状況

(5) 大株主の状況

３　【訂正箇所】

（訂正前）

注書き３なし

（訂正後）

下記のとおり、注書きを追加

３　　株式会社りそなホールディングスから平成16年４月７日付で株券等の大量保有の状況に関する変更報告書の提出があり、平成16年３月31日現在で以下の株式を所有している旨の報告を受けましたが、当社として当事業年度末日における実質所有株式数の確認ができないので、上記大株主の状況には含めておりません。

なお、変更報告書の内容は次のとおりであります。

大量保有者名　　株式会社整理回収機構（他共同保有者４名）

保有株券等の数　1,036,030株（共同保有者分を含む。うち優先株式967,000株）

株券等保有割合　14.95％

Ⅱ．補足説明

１．上記の「株券等の大量保有の状況に関する変更報告書」は、大量保有者である株式会社整理回収機構等の委任に基づき、株式会社りそなホールディングスより提出されたものであります。

２．上記の「株券等保有割合」は、大量保有者が保有する当社普通株式及び当社優先株式を単純合算した株式数を分子とし、当社普通株式及び当社優先株式のそれぞれの発行済株式数を単純合算した発行済株式総数を分母として計算されたものです。

なお、平成15年９月期分及び平成16年３月期分ともに、上記「株券等保有割合」のうち普通株式分の割合は１％弱であり、残りは優先株式分であります。

以　　上

Sumitomo Mitsui Financial Group, Inc.

Sumitomo Mitsui Financial Group Announces Submission of Correction Reports on Statutory Disclosure Documents

TOKYO, December 17, 2004 --- Sumitomo Mitsui Financial Group, Inc. (SMFG) has voluntarily reviewed the statutory disclosure documents under the Securities and Exchange Law (SEL), pursuant to the release titled "Measures for Ensuring Confidence in the Disclosure System" (Financial Services Agency, November 16, 2004) and the request titled "Voluntary Review of the Statutory Disclosure Documents" (Kanto Local Finance Bureau, November 17, 2004), in order to confirm that its statutory disclosure documents do not contain any description disaccord with the fact, such as a misstatement concerning the status of its shareholders.

As a result, SMFG has found that it should have added explanatory notes to the item "Principal shareholders" in the statutory disclosure documents as follows when it received copies of "Reports on shareholdings" pursuant to SEL. SMFG hereby announces that it has submitted the correction reports on the disclosure documents shown below to the Kanto Local Finance Bureau.

1. Statutory disclosure documents to be corrected
   (1) Interim securities report ("hanki hokokusho") for the six months ended September 30, 2003
   (2) Annual securities report ("yu-ka shoken hokokusho") for the fiscal year ended March 31, 2004

2. Item to be corrected
   (1) Explanatory notes to "Principal Shareholders" in the interim securities report for the six months ended September 30, 2003
   (2) Explanatory notes to "Principal Shareholders" in the annual securities report for the fiscal year ended March 31, 2004

3. Correction
   Please refer to Appendix.

Appendix

I. Correction of Annual Securities Report and Interim Securities Report

1. Correction of interim securities report for the six months ended September 30, 2003

(1) Reason for the correction

SMFG has found the item to be corrected in the interim securities report (for the six months ended September 30, 2003) which SMFG submitted on December 18, 2003. Therefore, SMFG submits the correction report on the interim securities report.

(2) Item to be corrected

Explanatory notes to "Principal Shareholders"

(3) Correction

Following explanatory notes should be added.

(Note)

3. As of September 24, 2003, Resona Holdings, Inc. (Resona) submitted the amendment report on shareholdings to the authorities. In the report, Resona reported that the following shareholders possessed SMFG's shares as of September 19, 2003. However, as SMFG could not confirm how many shares they possessed as of September 30, 2003, SMFG did not include the information from Resona in the list of principal shareholders shown above.

Contents of the amendment report are as follows:

Large shareholders: The Resolution and Collection Corporation and three companies

Number of shares held by the four companies: 1,030,288 shares (includes 967,000 preferred shares)

Percentage of shares outstanding: 14.87%

2. Correction of annual securities report for the fiscal year ended March 31, 2004

(1) Reason for the correction

SMFG has found the item to be corrected in the annual report (for the fiscal year ended March 31, 2004) which SMFG submitted on June 30, 2004. Therefore, SMFG submits the correction report on the annual securities report.

(2) Item to be corrected

Explanatory notes to "Principal Shareholders"

(3) Correction

Following explanatory notes should be added.

(Note)

3. As of April 7, 2004, Resona Holdings, Inc. (Resona) submitted the amendment report on shareholdings to the authorities. In the report, Resona reported that the following shareholders possessed SMFG's shares as of March 31, 2004. However, as SMFG could not confirm how many shares they possessed as of March 31, 2004, SMFG did not include the information from Resona in the list of principal shareholders shown above.

Contents of the amendment report are as follows:

Large shareholders: The Resolution and Collection Corporation and four companies

Number of shares held by the five companies: 1,036,030 shares (includes 967,000 preferred shares)

Percentage of shares outstanding: 14.95%

For more detail, please refer to page 124 of our Annual Report 2004

URL http://www.smfg.co.jp/english/library/report/h1603annu_pdf/h1603_e_00.pdf

II. Supplementary explanation

1. The amendment report on shareholdings described above was submitted by Resona as proxy for the large shareholders such as The Resolution and Collection Corporation.

2. "Percentage of shares outstanding" was calculated using the following numerator and denominator.

   Numerator: Number of common shares and preferred shares held by the large shareholders

   Denominator: Number of common shares and preferred shares outstanding

   Percentage of common shares outstanding was less than 1% as of September 30, 2003 and as of March 31, 2004. The remaining portion corresponds to percentage of preferred shares outstanding.

File No. 82-4395
Exhibit A3(b)

経営の健全化のための計画の履行状況に関する報告書

平成16年 12月

株式会社　三井住友フィナンシャルグループ

目　次

経営の概況

1．16年9月期決算の概況 … 1
2．経営健全化計画の履行概況
（1）業務再構築等の進捗状況 … 3
（2）経営合理化の進捗状況 … 7
（3）不良債権処理の進捗状況 … 8
（4）国内向け貸出の進捗状況 … 9
（5）公的資金の一部返済について … 13
（6）配当政策の状況及び今後の考え方 … 13
（7）劣後債の引受け又は劣後ローンによる貸付けその他の方法による子会社の財務内容の健全性の確保 … 14
（8）責任ある経営体制の確立のための方策 … 14

図 表

1．収益動向及び計画
2．自己資本比率の推移
5．部門別純収益動向
6．リストラの推移及び計画
7．子会社・関連会社一覧
8．経営諸会議・委員会の状況
9．担当業務別役員名一覧
１０．貸出金の推移
１２．リスク管理の状況
１３．金融再生法開示債権の状況
１４．リスク管理債権情報
１５．不良債権処理状況
１７．倒産先一覧
１８．評価損益総括表
１９．オフバランス取引総括表
２０．信用力別構成

1. 16年9月期決算の概況

(1) 三井住友銀行 (図表1-1)

[業務粗利益]

16年9月期の業務粗利益は、前年同期比326億円減益の7,627億円となりました。これは、投信や個人年金保険の販売、シンジケーション業務等の市場型間接金融といった戦略ビジネスの強化により、マーケティング部門収益は増益となったものの、15年度上期において高水準の収益を計上しておりました市場営業部門が米ドル金利の上昇等に伴い減益となったことによるものです。

[経費]

経費につきましては、人件費が人員の削減等により97億円減少したことを主因に、前年同期比49億円減少の2,911億円となりました。

[業務純益]

以上の結果、一般貸倒引当金繰入前の業務純益は4,716億円と前年同期比277億円の減益となりました。

[臨時損益その他]

臨時損益に計上される不良債権処理損失額につきましては、8,055億円となりました。なお、一般貸倒引当金はネットで戻し入れとなったことから、戻入益3,497億円を計上しており、不良債権処理損失額と一般貸倒引当金の戻入益を合計した与信関係費用は、4,558億円となりました。

また、株式等関係損益につきましては、堅調な株式相場環境の下、売却による保有株式の圧縮を実施したことにより、448億円の利益となりました。

[経常利益]

以上の結果、経常利益は1,252億円となりました。

[特別損益]

特別損益は、動不動産処分損、退職給付会計基準変更時差異償却等により121億円の損失となりました。

［当期利益］

以上の結果、当期中間純利益は前年同期比 210 億円減益の 1,186 億円となりました。

(2) 三井住友フィナンシャルグループ　（図表 1-2）

16 年 9 月期連結決算は、連結経常利益は 1,141 億円、連結中間純利益は前年同期比 901 億円減益の 534 億円となりました。

また、16 年 9 月末の連結自己資本比率は、10.93％となりました(図表 2)。

(3) 剰余金の推移

以上の結果、16 年 9 月期における三井住友フィナンシャルグループ及びその 100%出資子会社合算の剰余金につきましては、1 兆 8,808 億円となりました。

＜剰余金の積み上がり状況＞

（億円）

	16/3 月期 実績	16/9 月期 実績	17/3 月期 計画
期末合算剰余金(注)	17,964	18,808	17,983
その他資本剰余金	8,985	8,985	8,985

(注)三井住友フィナンシャルグループ、三井住友銀行、三井住友カード、三井住友銀リース、日本総合研究所の剰余金合計

(4) 17 年 3 月期決算見込み

17 年 3 月期に関し、三井住友銀行におきましては業務純益(一般貸倒引当金繰入前)9,800 億円、当期純利益 2,500 億円を見込んでおります。また、三井住友フィナンシャルグループ(連結)といたしましては、連結経常利益 4,700 億円、同当期純利益 1,800 億円を見込んでおります。

2．経営健全化計画の履行概況

(1) 業務再構築等の進捗状況

[個人金融ビジネス]

三井住友フィナンシャルグループ（以下、当社）におきましては、個人金融ビジネスを最注力分野の一つと位置付け、三井住友銀行(以下、当行)を中核とした積極的かつ効率的な業務展開により、収益増強を図っております。

①コンサルティングビジネスの推進

富裕層・資産運用層・資産形成層の各々のお客さまに対し、質の高いコンサルティング・サービスを通じて、「資産運用」と「資金調達」の両面において金融商品・サービスを総合的に提供しております。

お客さまの「資産運用」に関しましては、10 月に新たにハートフォード生命保険株式会社と代理委託契約を締結し、積立利率変動型個人年金保険「レシェンテ」の取り扱いを開始するなど、個人年金や投資信託等の商品ラインアップの充実をはじめとした、コンサルティング・サービスの向上に努めております。

お客さまの「資金調達」に関しましては、昨年度に大幅に増設いたしました「ローンプラザ」において、住宅ローン等に関するよりきめ細かな相談体制を一層強化すべく、コンサルティングプラザの拠点拡大にあわせ、一体運営による土・日・祝日営業店の拡大を図っております。なお、10 月より土・日・祝日営業店を従来の 24 拠点から 51 拠点へと拡充しております。

住宅ローンの商品面におきましても、超長期固定金利型や固定金利型（3 年固定）の特別金利キャンペーンを展開するなど、お客さまのニーズに合った商品を提供しローン取組を積極的に推進しております。

また、休日の営業や相談専用ブースの設置等を特長とし、コンサルティング・サービスに特化した「ＳＭＢＣコンサルティングプラザ」につきましては、6 月に当行としてはじめての新設支店となる品川コンサルティングプラザを設置したほか、16 年度上期に郊外ターミナルを中心に増設し、16 年 9 月末で 43 拠点（16 年 3 月末比+37 拠点）を

設置しております。今後も、17 年度中に 100 拠点を目処に拡大していく予定であります。

②コンシューマー・ファイナンスビジネスの抜本的強化

コンシューマー・ファイナンスビジネスに関しましては、16 年 6 月、当社とプロミス株式会社は戦略的提携に合意、16 年 9 月に、この合意に基づき業務提携契約を締結いたしました。具体的には、以下の内容により業務提携の具体化に向け協議を進め、順次実施してまいります。

① 当行、プロミス、ならびに当行とプロミスの出資による合弁会社の 3 者により、コンシューマーローンを提供。

② ジャパンネット銀行とプロミスとの提携。

③ 当社グループ企業とプロミスとの各種提携。

④ プロミスのローン申込機の当行店舗内への設置。

①につきましては、コンシューマーローンの提供を行う合弁会社として、アットローン株式会社を母体として進めていくことで 11 月に基本合意しております。④につきましては、既に 10 月より当行カードサービスコーナーへのプロミスローン申込機を設置しており、引き続き増設を行ってまいります。

また、10 月には、プロミスとの業務提携を推進するとともに、より利便性の高いコンシューマー・ファイナンス商品・サービスを企画・開発する本店組織として「コンシューマーファイナンス事業部」を個人部門に設置し、体制の強化を図っております。

これらプロミスとの戦略的提携を順次具体化していくことで、双方が培ってきたブランド、顧客基盤、ノウハウ、経験等の融合により、双方のお客さまに対して、最高の商品・サービスの提供を行い、コンシューマー・ファイナンス事業において我国トップの地位を構築してまいります。

③決済サービスの機能向上による収益機会の増強

決済サービスに関しましては、16 年 8 月に、振込みの入金や口座の引き落としを電子メールでお知らせする「電子メールお知らせサービス」を開始するなど、個人のお客

さまとのメインチャネルとしての接点を強化しております。

なお、リモートバンキングサービス「One's ダイレクト」の 16 年 9 月末の契約者数は約 534 万人と、16 年 3 月末比＋約 53 万人増加しております。

④ローコストオペレーションの徹底

昨年度に、支店における営業活動を活性化させると同時に事務コストを一層削減するため、支店の後方事務をＨＵＢセンターに集中させるＨＵＢ＆スポーク体制への移行を完了いたしました。

また、都心店の更なる効率化の観点から、16 年度上期に都心に位置する 6 拠点の店舗統合を行ったほか、今後も継続的な業務・事務の効率化とあわせてローコストオペレーションを推進してまいります。

[法人金融ビジネス・投資銀行ビジネス]

本邦最大規模の法人のお客さまの基盤をベースに、お客さまサービスの一段の向上と法人金融ビジネスのリスク勘案後収益力の強化を進めております。

①リスク・リターンの適正化とリスクテイク能力の強化

貸出に内包されるリスクについて、お客さまと認識を共有し、その上でお互いに納得できる取引条件、取引形態への移行を進めることにより、リスクに見合った適正なリターンを確保する新たな取引関係の構築を進めているほか、①リスク・ミニマイズ型貸金からリスクテイク型貸金への転換、②画一的審査からリスク量に応じた審査への転換、③リスクコントロール手法の高度化、を基本方針とする「審査改革」を行ってまいりました。

16 年度上期には新たに、成長企業向けの技術力・ビジネスモデル等の成長性を評価して融資する「Ｖファンド」や、業績回復が見込まれる企業等に対して、前年度決算に加え企業業績の回復トレンドを先取りして融資する「業績回復ローン」、関連会社機能も活用し、売掛金残高とキャッシュフローをモニタリングすることにより、売掛債権を担保とすることなく融資を可能にした小口・定型化商品の「売掛債権活用ローン」等の新規商品を投入し、お客さまの多様なニーズにお応えするとともに、リスクテイク貸金

をより一層推進した結果、「ビジネスセレクトローン」「Ｎファンド」も含めたリスクテイク商品全体の16年度上期の取組額は　約1兆6,100億円と前年同期比約3割増の実績となっております。

②金融ソリューション提供力の強化

大企業および中堅・中小企業のお客さまの企業価値向上に向けて、資産の流動化やＣＭＳによる資金効率化等、ソリューション提案型営業を推進・強化しております。

また、シンジケーション業務におきましては、貸出金融機関等に対してお客さまの信用力をアピールする「バンクミーティング」の開催といった、より効果的かつ効率的なデットＩＲ戦略を提案するなど、お客さまの円滑な資金調達を積極的にサポートしております。この結果、16年度上期の国内シンジケートローンの組成額は約250件/2兆3,000億円と、前年同期比件数ベースで約60件、組成額で約1,000億円の増加となりました。

[証券仲介業務への参入]

証券取引法の改正を受け、法令上の所要の手続きを経て、16年12月1日より証券仲介業を開始いたしました。当行では、今回の証券仲介業解禁により、戦略分野として従来より優位性を堅持しております個人向けコンサルティング・ビジネス、ならびに法人向けの投資銀行ビジネスの二分野をより一層高度化、強化してまいります。

[国際金融ビジネス]

アジアにおきましては、16年7月に中国杭州支店の新設申請が当局に受理されており、16年9月にはベトナムハノイ市での駐在員事務所新設認可を取得しております。また、インドにおきましては、スタンダード・チャータード銀行と業務提携を行い、関係当局の認可を前提としてムンバイ支店およびニューデリー支店を同行に譲渡することにより3月までに両拠点を廃止する予定である旨、9月に公表いたしました。このように、アジアでの拠点戦略において選択と集中を図り、効率的な経営資源の配分を進めてまいります。

欧州におきましては、機動的な業務戦略展開の中核的プラットフォームとなることを

目指してロンドンに設立いたしました欧州三井住友銀行が、16 年度上期に関係当局宛にパリ支店の設置申請を行っております。今後は、欧州三井住友銀行パリ支店を開設、これに伴い廃止となる三井住友銀行パリ支店の業務を引き継ぐ予定でございます。ＥＵの中核マーケットの一つであるフランスにおいて、業務運営主体を欧州三井住友銀行に一元化することによって経営の効率化を図るとともに、従来以上の顧客対応力とサービス提供体制を整えてまいります。

(2) 経営合理化の進捗状況　(図表 6)

[役職員数]

16 年 9 月末の役員数は、17 年 3 月末計画を 3 名下回る 25 名(16 年 3 月末比 1 名増加)となりました。

従業員数は、16 年 4 月に新卒者 887 名を採用したことから、16 年 3 月末比 83 名の増加となりましたが、17 年 3 月末につきましては、計画を達成する見込であります。

[国内店舗・海外拠点数]

16 年 9 月末の国内本支店数は、16 年度上期中に 6 ヶ店の店舗統合を行った一方、6 月に品川支店を開設したことから、16 年 3 月末比 5 ヶ店減少の 430 ヶ店となりました。

また、16 年 9 月末の海外支店数は、閉鎖予定であったロンドン支店について、取引の移管手続きに時間を要していることから、17 年 3 月末計画を 1 ヶ店上回る 20 ヶ店となっております。

[人件費＋物件費]

16 年 9 月期の人件費＋物件費合計につきましては、2,719 億円と前年同期比 78 億円の削減を実現いたしました。

人件費につきましては、従業員給与の 9 年連続ベア凍結や人員の削減を引き続き進めた結果、1,049 億円と前年同期比 99 億円の削減となりました。

物件費につきましては、システムや設備のメンテナンス費用削減等諸費の見直しを引き続き進めた一方、ミドル・スモール層向け貸金や住宅ローン業務への外部労働力の投入等、今後の収益力強化を目的として戦略的な経費投入を行ったことから、1,670 億円

と前年同期比21億円の増加となりました。

(3) 不良債権処理の進捗状況

当行では、16年度末の不良債権比率半減目標を達成するとともに、不良債権問題からの脱却を図り、財務体質を抜本的に強化すべく、不良債権のオフバランス化や企業再生、事業再編に積極的に取組んでまいりました。

14年12月には、取引先企業の再生や事業再編に集中的に取組むため、既存の融資業務関連各部を集約し、戦略金融部門を設立いたしました。また、同部門に上記各部を支援するスタッフとして、企業再生に不可欠なノウハウや、会計・税務等の専門スキルを有する人材を行内横断的に集めた戦略金融統括部を新設しました。

この戦略金融部門を中心に産業再生機構や整理回収機構等の政府関係機関や外資系金融機関、プロパティマネジメント会社等、外部専門家も活用しつつ企業再生や事業再編に注力しております。具体的には、この約2年間で日本リバイバルファンド、日本エンデバーファンド、デイスターファンドと３つの企業再生ファンドを立ち上げた他、日本エンデバーファンドに対する企業再生業務を担うＳＭＦＧ企業再生債権回収を15年11月に設立し、様々な手法を用いた企業再生に取組んでおります。

今年度においては、バランスシートのクリーンアップの総仕上げとして、引き続き不良債権問題の最終処理や企業再生に鋭意取組んでまいりました結果、16年度上期は、破綻懸念先以下の債権につきまして企業再建型処理や直接償却、回収等により9,040億円のオフバランス化を実施したほか、要管理債権につきましても16年3月末比4,677億円の減少となったことから、16年9月末の金融再生法に基づく不良債権残高は2兆4,844億円と16年3月末対比3,268億円の削減を実現いたしました。

この結果、不良債権比率は16年3月末の5.0%から16年9月末には4.4%と低下しており、金融再生プログラムで求められている14年3月末の8.9%に対し、16年度末に半減とする目標を半年前倒しで達成いたしました。

なお、経済合理性、経営責任の明確化、社会的影響を考慮した上で、4社で458億円

の債権放棄を実施しております。

こうした取組に加え、不良債権問題の抜本的解決に向け、将来リスクへの対応力強化として貸倒引当金の一層の積み増しを行ったことなどから、16 年度上期の与信関係費用につきましては4,558 億円となっております。

また、連結ベースでの一段の財務体質強化に向け、ローン保証業務を営む子会社で引当金の増強を図りました結果、グループ連結での 16 年度上期与信関係費用は、6,128 億円となっております。

(4) 国内向け貸出の進捗状況

[16 年 9 月期の実績等の状況]

16 年 9 月期の国内貸出（インパクトローンを除く実勢ベース）は、国庫向け貸出が 5 千億円強増加した他、大・中堅企業向け、中小企業向け、個人向けの各規模別ともに増加となり、16 年 3 月末比 1 兆 2,930 億円増加いたしました。このうち、最注力項目であります中小企業向け貸出は、16 年 3 月末比 1,025 億円の増加と年間増加計画を上回る実績となりました。

なお、早期健全化法の趣旨を踏まえた見直しにより、中小企業向け貸出の実績・計画について次のとおり修正いたします。（何れもインパクトローンを除くベース）

- 15 年 3 月末実績　212,299 億円（修正前 212,913 億円、修正額▲614 億円）
- 14 年度実勢増減　▲7,911 億円（修正前▲7,297 億円、修正額▲614 億円）
- 15 年 9 月末実績　201,632 億円（修正前 202,272 億円、修正額▲640 億円）
- 15 年度上期増減実績 ＋32 億円（修正前　＋58 億円、修正額▲26 億円）
- 16 年 3 月末実績　186,757 億円（修正前 187,057 億円、修正額▲300 億円）
- 15 年度実勢増減　＋2,933 億円（修正前 ＋2,619 億円、修正額＋314 億円）
- 17 年 3 月末計画　182,957 億円（修正前 183,257 億円、修正額▲300 億円）

また、16 年 9 月期実績については、早期健全化法に規定されている中小企業向け貸出の趣旨に反するような貸出は含まれておりません。

[16 年度上期の中小企業向け貸出の増強に向けた取組について]

当行におきましては、健全な経営内容の中小企業に対して円滑な資金供給を行うことは、金融機関の社会的責務と認識し、中小企業向け貸出の増強に向けて多様な施策を講じ、本支店一体となって取り組んでおります。

特に、リスクテイク対応力強化による「資金供給能力の向上」に向け、適正利鞘の確保を前提とした原則無担保のポートフォリオ型貸出である「リスクテイク商品」を引き続き推進し、健全な経営内容の中小企業等の多様な資金ニーズに積極的な対応をしております。

なお、16 年度上期の推進体制と主な施策は以下の通りであります。

＜推進体制＞

①法人営業部（16 年 9 月末　183 部）

「法人営業部」は中堅･中小企業との取引深耕および新規取引先開拓を主たるミッションとし、中小企業の資金需要の発掘・資金ニーズへの対応に最大限注力しております。

②ビジネスサポートプラザ（16 年 9 月末　30 部）

「ビジネスサポートプラザ」は、中小企業のあらゆるニーズに対応する専門拠点としており、信用保証協会保証付貸出や「ビジネスセレクトローン」などの定型商品を中心に、中小企業の資金需要の発掘・対応に注力しております。また、「法人プロモーションオフィス」では、広告等のお問い合わせへの対応といったお客さまの利便性向上の観点からのインバウンド活動に加え、中小企業の資金需要の発掘の観点からの積極的なアウトバウンド活動も行っております。

③法人営業所（16 年 9 月末　8 営業所）

当行の拠点がない店舗空白地における新規マーケットの開拓を目的に、法人の専門拠点である「法人営業所」を昨年より設置しております。少人数体制で「ビジネスセレクトローン」などの定型商品の販売を主とした貸金業務に特化することにより、ローコスト且つ効率的に中小企業向け貸出の拡大を図っております。

④法人営業グループ・ビジネスサポートプラザオフィス（16年9月末　31箇所）

当行の支店はあるものの法人拠点がない地域に、最寄の「法人営業部」または「ビジネスサポートプラザ」の出先として、「法人営業グループ」または「オフィス」を昨年より設置しております。既存法人拠点の統廃合により広域化したマーケットを再分割することで、中小企業のお客さまに対するきめ細かな対応を可能とし、「ビジネスセレクトローン」などの定型商品の販売を主体に中小企業向け貸出の拡大を図っております。

＜16年度上期に実施した主な施策＞

① 推進体制の強化

「中小企業専担部付部長」等の人員の追加配置

ミドルマーケット等に対してきめ細かく取り組むべく「中小企業専担部付部長」を配置しておりましたが、実績面で一定の成果が認められ、お客さまからの評価も良好であることから、16年度上期は20名を追加で配置いたしました。

また、「ビジネスセレクトローン」等のリスクテイク商品の取組強化の観点より、16年度上期でビジネスサポートプラザ及び法人プロモーションオフィスに4名の追加人員を投入いたしました。

②商品の拡充･推進

a．「ビジネスセレクトローン」の推進

スモールマーケット向けの主力商品である「ビジネスセレクトローン」につきましては、マスメディア等による広告に加え、法人プロモーションオフィスを通じた顧客開拓等、積極的な販売活動を行い、16年度上期には約2万4,200件、約5,400億円の取組実績をあげることが出来ました。

b．「Nファンド」の推進

ミドルマーケットに対しましては、採り上げ基準を標準化・簡素化したリスクテイク商品である「Nファンド」を積極的に推進いたしました。この結果、「Nファンド」は、16年度上期には、約2万1,200件、約1兆600億円の投入を行うことが出来ました。

ｃ．その他「リスクテイク商品」の推進

ミドルマーケットを主な対象とした「ＣＬＯ方式」による資金提供スキーム「ＳＭＢＣ-ＣＬＯ」は、16年度下期に第5回の募集を行う予定です。また、16年度上期には、リスクテイク能力を一層強化すべく、下記の「リスクテイク商品」を拡充し、ミドル・スモール向け貸出の増強を推進しております。

具体的には、成長企業向けのリスクテイク商品「Ｖファンド」、業績回復が見込まれる企業等に対するリスクテイク商品「業績回復ローン」、売掛債権を担保とすることなく融資を可能にした小口・定型化商品「売掛債権活用ローン」等の新商品を投入してまいりました。

その結果として、「ビジネスセレクトローン」「Ｎファンド」を中心とした「リスクテイク商品」の16年度上期の取組実績は、約4万5,800件、約1兆6,100億円となりました。

ｄ．その他

財務内容が良好な中小企業の起債ニーズへ対応すべく、純資産額1億円以上5億円未満の法人に対する「小口銀行保証付私募債」の16年度上期の取組実績は、約150億円となりました。

また、16年5月には、大阪市信用保証協会との提携商品「Ｓｕｐｅｒエクストローン」の取扱を開始いたしましたほか、16年6月には東京都信用保証協会との提携商品「スーパー提携保証制度」の取扱も開始いたしました。また、16年9月には千葉県信用保証協会とも提携した結果、16年9月末迄累計で9地域信用保証協会、13提携商品を取扱い、これらの提携商品の16年度上期の取組実績は約700億円となりました。

以上の結果、16年度上期の中小企業向け貸出は1,025億円の増加実績となったものであります。当行は、引き続き健全な経営内容の中小企業に対する円滑な資金供給に本支店一体となって積極的に取り組んでまいります。

(5)公的資金の一部返済について

当社は、整理回収機構にお引受けいただいております公的資金の一部を前倒しで返済いたしました。

具体的には、第一種優先株式および第三種優先株式の一部(合計 2,010 億円)に関し、整理回収機構を通じ預金保険機構に対しまして、普通株式への転換および転換後の普通株式の処分について申出を行い、9 月 30 日に承認いただきました。

本件により、同日付で転換された普通株式につきましては、11 月 2 日に売却が完了した旨、預金保険機構より公表されております。なお、11 月 2 日、当社は東証 ToSTNeT-2（終値取引）により、対当する自己株式の買付を実施いたしました。

(6) 配当政策の状況及び今後の考え方

当社におきましては、業務の再構築、リストラによる経費効率化、不良債権残高の削減や保有株式の圧縮によるバランスシートの改善等を早期に実現することで収益力を強化し、着実に内部留保を蓄積することにより、Tier I 資本を質・量共に充実させることを基本方針としております。

配当につきましては、内部留保の蓄積を図るために、12 年度の 6 円から、13 年度：4 円、14 年度および 15 年度：3,000 円(従来の普通株式 1 株当たり 3 円配当に相当)と減配してまいりました。16 年度につきましては、主要な子会社である三井住友銀行の業績が昨年度に続き、今年度も安定的に黒字となる見込みであること等を踏まえ、また、公的資金の一部を返済してもなお十分な配当可能利益を確保できる見込みであることから、計画通り前期比 1,000 円増配し、4,000 円の配当を予定しております。今後とも、グループ収益力を早期に強化し、自己資本の一層の充実を図った上で、株主重視の考え方に則った配当方針を展望してまいります。

具体的には、17 年度以降も毎年度 1,000 円ずつ増配することを検討してまいります。

(7)劣後債の引受け又は劣後ローンによる貸付けその他の方法による子会社の財務内容の健全性の確保

当社は、グループの自己資本充実を目的として、劣後債又は劣後ローンその他の方法による資金調達を行うことがありますが、当該資金は子会社の財務の健全性を確保するために、子会社が発行する社債の引受け又は子会社への貸付金に使用してまいる所存であります。

なお、当社におきましては、現在、劣後特約付債務はございません。

(8)責任ある経営体制の確立のための方策

当社におきましては、取締役会がグループ全体の経営の重要事項を決定し、業務執行を監督するコーポレートガバナンス体制を構築しております。また取締役会の実効性を強化するため、社外取締役を2名選任するとともに、取締役会の機能を補完する内部委員会としてリスク管理委員会、人事委員会、報酬委員会を設置しております。

それぞれ公認会計士、弁護士である2名の社外取締役には、3委員会すべての委員（報酬委員会は社外取締役が委員長）に就任、業務執行から離れた客観的な立場での審議が可能な体制としております。

さらに、取締役会の議長には取締役会長が就任し、業務全般を統括する取締役社長との分離を図っています。

当行におきましては、「業務執行機能」と「監督機能」を分離して経営の透明性と健全性を高める観点から執行役員制度を採用、取締役会が選任した執行役員が業務を執行し、取締役会は主としてその監督にあたる体制としております。

また、当社と同じく、取締役会の議長には取締役会長が就任し、業務全般を統括する頭取との分離を図っています。

なお、当社および当行の経営諸会議・委員会の状況につきましては、（図表8）、担当業務別役員名の一覧については、（図表9）の通りであります。

(図表1－1)収益動向及び計画[三井住友フィナンシャルグループ]

持株会社　平成14年12月　設立

	15/3月期 実績	16/3月期 実績	16/9月期 実績	備考	17/3月期 計画
(規模)<資産、負債は平残、資本勘定は末残>					(億円)
総資産	27,862	33,606	34,543		33,912
貸出金	190	400	400		400
有価証券	27,172	32,500	32,881		32,461
総負債	1,319	2,319	2,331		2,500
資本勘定計	31,561	31,727	33,280		31,543
資本金	12,477	12,477	12,477		12,477
資本準備金	17,473	12,478	12,478		12,478
その他資本剰余金	－	4,995	4,995		4,995
利益準備金	5	－	－		－
剰余金　(注)	1,610	1,787	3,345		1,597
自己株式	▲4	▲10	▲15		▲4
(収益)					(億円)
経常利益	1,196	512	2,031		557
受取配当金	1,283	473	2,013		522
経費	10	30	13		35
人件費	4	17	6		18
物件費	6	13	7		17
特別利益	－	－	－		－
特別損失	－	－	－		－
税引前当期利益	1,196	512	2,031		557
法人税、住民税及び事業税	2	0	△3		17
法人税等調整額	△53	7	12		
税引後当期利益	1,247	505	2,022		540
(配当)					(億円、円、%)
配当可能利益	1,606	6,773			6,588
配当金総額(中間配当を含む)	333	464	－		522
普通株配当金	174	174	－		232
優先株配当金＜公的資金分＞	145	145	－		145
優先株配当金＜民間調達分＞	14	145	－		145
1株当たり配当金(普通株)	3,000	3,000	－		4,000
同(第一種優先株)	10,500	10,500	－		10,500
同(第二種優先株)	28,500	28,500	－		28,500
同(第三種優先株)	13,700	13,700	－		13,700
同(第四種優先株第1～12回)	19,500	135,000	－		135,000
同(第四種優先株第13回)	3,750	67,500	－		67,500
配当率(優先株＜公的資金分＞)	1.11	1.11	－		1.11
配当率(優先株＜民間調達分＞)	0.28	2.93	－		2.93
配当性向	15.99	80.97	－		92.80
(経営指標)					(%)
ROE(当期利益/資本勘定<平残>)	4.69	1.59	12.40		1.70
ROA(当期利益/総資産<平残>)	4.47	1.50	11.67		1.59

(注)利益剰余金のうち、利益準備金以外のものを表示しております。

(図表1－1)収益動向及び計画[三井住友銀行(単体)]

	15/3月期 実績(注1)	16/3月期 実績	16/9月期 実績	備考	17/3月期 計画
(規模)<資産、負債は平残、資本勘定は末残>					(億円)
総資産	989,227	945,066	956,271		913,000
貸出金	593,914	542,449	506,277		557,000
有価証券	231,304	238,151	240,581		201,000
特定取引資産	11,856	29,937	48,940		12,000
繰延税金資産<末残>	18,146	15,905	16,316		16,400
総負債	953,962	923,624	934,995		890,000
預金・NCD	645,765	625,534	644,464		589,000
債券	－	－	－		－
特定取引負債	2,424	18,425	38,691		2,000
繰延税金負債<末残>	－	－	－		－
再評価に係る繰延税金負債<末残>	579	555	573		536
資本勘定計	22,792	28,709	27,568		24,964
資本金	5,600	5,600	5,600		5,600
資本準備金	8,797	8,797	9,049		8,797
その他資本剰余金	3,576	3,576	3,576		3,576
利益準備金	－	－	－		－
剰余金 (注2)	4,145	6,761	5,921		6,724
土地再評価差額金	853	811	837		788
その他有価証券評価差額金	▲ 179	3,164	2,585		▲ 521
自己株式	－	－	－		－
(収益)					(億円)
業務粗利益	17,606	15,841	7,627		16,000
資金運用収益	16,471	13,923	6,470		18,400
資金調達費用	4,238	3,053	1,561		6,800
役務取引等利益	1,947	2,269	1,278		2,600
特定取引利益	1,960	2,807	211		1,700
その他業務利益	1,466	▲ 105	1,229		100
国債等債券関係損(▲)益	1,357	227	267		0
業務純益(一般貸倒引当金繰入前)	11,136	10,001	4,716		10,000
業務純益	8,755	10,001	8,213		10,000
一般貸倒引当金繰入額	2,381	－	△ 3,497		0
経費	6,470	5,840	2,911		6,000
人件費	2,539	2,213	1,043		2,340
物件費	3,577	3,322	1,685		3,330
不良債権処理損失額(注3)	8,364	8,692	8,055		4,500
株式等関係損(▲)益	▲ 6,357	1,039	448		0
株式等償却	5,275	107	148		
経常利益	▲ 5,972	1,851	1,252		4,800
特別利益(注3)	60	1,668	7		▲ 300
特別損失	798	331	128		
法人税、住民税及び事業税	403	127	△ 57		2,000
法人税等調整額	△ 2,330	50	2		
税引後当期利益	▲ 4,783	3,011	1,186		2,500
(配当)					(億円、円、%)
配当可能利益	6,295	7,930			8,531
配当金総額(中間配当を含む)					
普通株配当金					
優先株配当金＜公的資金分＞					
優先株配当金＜民間調達分＞					
1株当たり配当金(普通株)					
配当率(優先株＜公的資金分＞)					
配当率(優先株＜民間調達分＞)					
配当性向					

	15/3月期 実績(注1)	16/3月期 実績	16/9月期 実績	備考	17/3月期 計画
(経営指標)					(%)
資金運用利回(A)	1.86	1.71	1.63		2.25
貸出金利回(B)	1.84	1.79	1.83		2.30
有価証券利回	1.11	1.04	0.99		1.33
資金調達原価(C)	1.22	1.07	1.08		1.37
預金利回(含むNCD)(D)	0.23	0.14	0.13		0.34
経費率(E)	0.99	0.93	0.89		1.01
人件費率	0.39	0.35	0.32		0.39
物件費率	0.55	0.52	0.52		0.56
総資金利鞘(A)-(C)	0.64	0.64	0.54		0.88
預貸金利鞘(B)-(D)-(E)	0.61	0.72	0.80		0.95
非金利収入比率	11.05	14.32	16.74		16.25
OHR(経費/業務粗利益)	36.74	36.86	38.17		37.50
ROE(一般貸引前業務純益/資本勘定〈平残〉)	40.52	38.83	33.42		41.71
ROA(注4)	1.12	1.12	1.04		1.15

(注1) 損益及び平残項目については、合併前の旧三井住友銀行(平成14年4月1日～平成15年3月16日)の計数を含めて表示しております。

(注2) 任意積立金及び未処分利益を合算しております。

(注3) 16/3月期につきましては、貸倒引当金戻入益及び債権売却損失引当金戻入益といたしまして658億円を特別利益に計上しております。
このため、16/3月期の与信関係費用(不良債権処理損失額+上記戻入益)は8,034億円となっております。

(注4) 15/3月期は、(一般貸引前業務純益/総資産〈平残〉)、
16/3月期以降は、(一般貸引前業務純益/(総資産－支払承諾見返)〈平残〉)。

(参考)収益動向及び計画[4社合算ベース:三井住友銀行＋三井住友カード＋三井住友銀リース＋日本総合研究所]

	15/3月期 実績	16/3月期 実績	16/9月期 実績	備考	17/3月期 計画

(規模)<資産、負債は平残、資本勘定は末残> (億円)

	15/3月期 実績	16/3月期 実績	16/9月期 実績	備考	17/3月期 計画
総資産	1,013,261	969,028	980,906		938,600
総負債	975,280	944,886	956,795		912,800
資本勘定計	25,417	31,485	30,460		27,870
資本金	6,626	6,626	6,626		6,626
資本準備金	9,612	9,612	9,864		9,612
その他資本剰余金	4,138	3,990	3,990		3,989
利益準備金	10	10	10		10
剰余金 (注1)	4,366	7,182	6,467		7,391
土地再評価差額金	853	811	837		788
その他有価証券評価差額金	▲ 188	3,253	2,666		▲ 546
自己株式	−	−	−		−

(収益) (億円)

	15/3月期 実績	16/3月期 実績	16/9月期 実績	備考	17/3月期 計画
合算業務純益 (注2)	11,578	10,496	4,959		10,580
経常利益	▲ 5,637	2,259	1,471		5,310
特別損益	▲ 663	1,344	▲ 99		▲ 300
法人税、住民税及び事業税 法人税等調整額	▲ 1,767	362	37		2,220
税引後当期利益	▲ 4,533	3,242	1,335		2,790

(配当) (億円、%)

	15/3月期 実績	16/3月期 実績	16/9月期 実績	備考	17/3月期 計画
配当可能利益＜含む持株会社＞	8,668	15,538			16,176
配当性向(持株会社 普通株)	−	5.89	−		9.28

(経営指標) (%)

	15/3月期 実績	16/3月期 実績	16/9月期 実績	備考	17/3月期 計画
ROE(合算業務純益/資本勘定<平残>)	45.55	36.89	32.02		39.54
ROA(合算業務純益/総資産<平残>)	1.14	1.08	1.01		1.12

(注1)利益剰余金のうち、利益準備金以外のものを表示しております。

(注2)三井住友銀行の業務純益、他3社の営業利益を合算しております。

(図表1－2)収益動向[三井住友フィナンシャルグループ(連結)]

	16/3月期 実績	16/9月期 実績	17/3月期 見込み
(規模)<末残>			(億円)
総資産	1,022,152	1,010,542	
貸出金	553,828	554,220	
有価証券	270,499	240,731	
特定取引資産	33,068	32,747	
繰延税金資産	17,066	17,432	
総負債	981,505	970,158	
預金・NCD	688,529	706,583	
債券	－	－	
特定取引負債	18,732	17,801	
繰延税金負債	402	468	
再評価に係る繰延税金負債	564	581	
少数株主持分	9,937	10,176	
資本勘定計	30,709	30,209	
資本金	12,477	12,477	
資本剰余金	8,653	8,669	
利益剰余金	6,112	6,124	
土地再評価差額金	965	995	
その他有価証券評価差額金	3,250	2,703	
為替換算調整勘定	▲ 718	▲ 735	
自己株式	▲ 30	▲ 23	

(収益)			(億円)
経常収益	35,525	17,782	34,500
資金運用収益	15,913	7,525	
役務取引等収益	5,014	2,827	
特定取引収益	3,050	309	
その他業務収益	9,465	5,518	
その他経常収益	2,083	1,603	
経常費用	32,097	16,641	
資金調達費用	3,103	1,567	
役務取引等費用	769	466	
特定取引費用	9	6	
その他業務費用	8,866	3,941	
営業経費	8,665	4,236	
その他経常費用	10,684	6,425	
貸出金償却	6,604	3,912	
貸倒引当金繰入額	－	1,653	
一般貸倒引当金純繰入額	－	▲ 2,402	
個別貸倒引当金純繰入額	－	4,083	
経常利益	3,428	1,141	4,700
特別利益(注)	1,170	27	
特別損失	550	201	
税金等調整前当期純利益	4,049	967	
法人税、住民税及び事業税	243	90	
法人税等調整額	86	53	
少数株主利益	416	291	
当期純利益	3,304	534	1,800

(注) 16/3月期につきましては、貸倒引当金戻入益及び債権売却損失引当金戻入益といたしまして148億円を特別利益に計上しております。

(図表2)自己資本比率の推移 … 国際統一基準(第一基準)を採用

[三井住友フィナンシャルグループ(連結)] (億円)

	15/3月期 実績	16/3月期 実績	16/9月期 実績	備考	17/3月期 計画
資本金	12,477	12,477	12,477		12,477
うち非累積的永久優先株	−	−	−		−
資本剰余金	8,562	8,653	8,669		8,584
利益剰余金(注2)	2,784	5,648	6,124		6,513
連結子会社の少数株主持分	9,969	9,904	10,121		10,172
うち優先出資証券	8,401	8,140	8,236		8,398
その他有価証券の評価差損	△ 242	−	−		△ 584
自己株式	△ 152	△ 30	△ 23		0
為替換算調整勘定	△ 535	△ 718	△ 735		△ 535
営業権相当額	△ 3	△ 1	△ 1		△ 3
連結調整勘定相当額	△ 300	△ 217	△ 175		△ 178
その他	−	−	−		−
Tier I 計	32,559	35,716	36,456		36,446
(うち税効果相当額)	(19,122)	(16,664)	(16,964)		(17,200)
有価証券含み益	−	2,494	2,089		−
土地再評価益	717	685	711		668
一般貸倒引当金	7,396	7,401	6,017		7,313
永久劣後債務	5,691	7,556	8,261		6,014
その他	−	−	−		−
Upper Tier II 計	13,804	18,136	17,078		13,995
期限付劣後債務・優先株	15,813	16,030	17,116		15,635
その他	−	−	−		−
Lower Tier II 計	15,813	16,030	17,116		15,635
Tier II 計	29,616	34,165	34,194		29,629
(うち自己資本への算入額)	(29,616)	(34,165)	(34,194)		(29,629)
Tier III	−	−	−		−
控除項目	△ 2,386	△ 2,508	△ 4,436		△ 2,607
自己資本合計	59,789	67,374	66,214		63,468

(億円)

リスクアセット	591,669	592,041	605,391		585,000
オンバランス項目	554,177	546,499	550,884		547,000
オフバランス項目	35,254	42,833	51,651		35,500
その他(注3)	2,238	2,708	2,857		2,500

(%)

自己資本比率	10.10	11.37	10.93		10.84
Tier I 比率	5.50	6.03	6.02		6.23

(注1)上記試算に係る各種前提条件

為替:17/3月期計画 120.00円/ドル

(注2)利益剰余金から社外流出予定額を控除した額。

(注3)マーケット・リスク相当額を8%で除して得た額。

(図表2)自己資本比率の推移 … 国際統一基準を採用

[三井住友銀行(単体)]

(億円)

	15/3月期 実績	16/3月期 実績	16/9月期 実績	備考	17/3月期 計画
資本金	5,600	5,600	5,600		5,600
うち非累積的永久優先株	－	－	－		－
資本準備金	8,797	8,797	9,049		8,797
その他資本剰余金	3,576	3,576	3,576		3,576
利益準備金(注2)	－	－	－		－
任意積立金(注2)	2,215	2,215	2,215		2,215
次期繰越利益(注3)	1,915	2,531	3,187		4,494
その他(注4)	7,389	7,645	7,911		8,135
うち優先出資証券	7,328	7,591	7,885		8,074
その他有価証券の評価差損	△ 179	－	－		△ 521
自己株式	－	－	－		－
営業権相当額	－	－	－		－
Tier I 計	29,314	30,364	31,539		32,296
(うち税効果相当額)	(18,146)	(15,905)	(16,316)		(16,400)
有価証券含み益	－	2,398	1,959		－
土地再評価益	644	615	634		595
一般貸倒引当金	6,726	6,617	4,193		6,600
永久劣後債務	5,691	7,556	8,613		6,014
その他	－	－	－		－
Upper Tier II 計	13,061	17,187	15,399		13,209
期限付劣後債務・優先株	15,576	15,656	16,712		15,447
その他	－	－	－		－
Lower Tier II 計	15,576	15,656	16,712		15,447
Tier II 計	28,637	32,842	32,111		28,656
(うち自己資本への算入額)	(27,718)	(30,364)	(31,168)		(28,656)
Tier III	－	－	－		－
控除項目	△ 554	△ 557	△ 1,130		△ 554
自己資本合計	56,478	60,172	61,577		60,398

(億円)

	15/3月期 実績	16/3月期 実績	16/9月期 実績	備考	17/3月期 計画
リスクアセット	538,071	529,397	542,245		528,000
オンバランス項目	502,977	488,167	491,810		493,000
オフバランス項目	33,225	39,254	48,426		33,000
その他(注5)	1,870	1,976	2,010		2,000

(%)

	15/3月期 実績	16/3月期 実績	16/9月期 実績	備考	17/3月期 計画
自己資本比率	10.49	11.36	11.35		11.43
Tier I 比率	5.44	5.73	5.81		6.11

(注1)上記試算に係る各種前提条件

為替:17/3月期計画 120.00円/ドル

(注2)利益処分を勘案した額。

(注3)当期未処分利益から社外流出予定額を控除した額。

(注4)少数株主持分、為替換算調整勘定の額。

(注5)マーケット・リスク相当額を8%で除して得た額。

（図表５）部門別純収益動向

（億円）

	16/3月期 実績	16/9月期 実績	17/3月期 見込み
資金関係損益	2,778	1,350	2,730
手数料＋外為	559	322	820
個人部門	3,337	1,672	3,550
資金関係損益	3,224	1,541	3,200
手数料＋外為	2,818	1,521	3,250
法人部門	6,042	3,062	6,450
資金関係損益	1,043	473	980
手数料＋外為	709	383	950
企業金融部門	1,752	856	1,930
ｳﾁ ﾏｰｹﾃｨﾝｸﾞ業務	888	400	830
ﾄﾚｼﾞｬﾘｰ業務	17	9	20
国際部門	927	412	850
資金関係損益	102	53	110
手数料＋外為	6	6	10
ｺﾐｭﾆﾃｨﾊﾞﾝｷﾝｸﾞ本部	108	59	120
市場営業部門	3,758	1,512	2,650
本社管理	▲ 83	54	100
業務粗利益	15,841	7,627	15,650
経費	▲5,840	▲2,911	▲5,850
業務純益 （除く一般貸倒引当金繰入）	10,001	4,716	9,800

(図表6)リストラの推移及び計画[2社合算ベース:持株会社＋三井住友銀行]

	15/3月末 実績	16/3月末 実績	16/9月末 実績	備考	17/3月末 計画
(役職員数)					
役員数 (人)	24	24	25		28
うち取締役(( )内は非常勤) (人)	17(2)	17(2)	18(2)		21(2)
うち監査役(( )内は非常勤) (人)	7(3)	7(3)	7(3)		7(3)
従業員数(注) (人)	24,024	22,348	22,431		21,300

(注)事務職員、庶務職員合算。在籍出向者を含み、執行役員、嘱託、パート、派遣社員は除いております。

(国内店舗・海外拠点数)

	15/3月末 実績	16/3月末 実績	16/9月末 実績	備考	17/3月末 計画
国内本支店(注1) (店)	437	435	430		435
海外支店(注2) (店)	20	20	20		19
(参考)海外現地法人(注3) (社)	26	25	25		26

(注1)出張所、代理店、被振込専門支店、ATM管理専門支店、外為事務部を除いております。
(注2)出張所、駐在員事務所を除いております。
(注3)出資比率50%以下のものを除いております。

	15/3月期 実績	16/3月期 実績	16/9月期 実績	備考	17/3月期 計画
(人件費)					
人件費 (百万円)	254,346	222,969	104,863		235,800
うち給与・報酬 (百万円)	205,602	172,562	85,098		181,000
平均給与月額 (千円)	508	496	488		502

(注)平均年齢38.5歳(平成16年9月末)。

(役員報酬・賞与)

	15/3月期 実績	16/3月期 実績	16/9月期 実績	備考	17/3月期 計画
役員報酬・賞与(注1) (百万円)	763	512	282		760
うち役員報酬 (百万円)	763	512	282		760
役員賞与 (百万円)	0	0	0		0
平均役員(常勤)報酬・賞与 (百万円)	(注2) 27	25	26		31
平均役員退職慰労金 (百万円)	63	(注2) 43	33		87

(注1)人件費及び利益処分によるものの合算。また、使用人兼務の場合、使用人部分を含んでおります。
(注2)旧わかしお銀行分を除いております。

(物件費)

	15/3月期 実績	16/3月期 実績	16/9月期 実績	備考	17/3月期 計画
物件費(注1) (百万円)	355,248	328,764	166,994		329,800
うち機械化関連費用(注2) (百万円)	90,486	76,929	38,399		82,800
除く機械化関連費用 (百万円)	264,762	251,835	128,595		247,000

(注1)子銀行が持株会社に対して支払う経営指導料相当分を控除しております。
(注2)リース等を含む実質ベースで記載しております。

(人件費＋物件費)

	15/3月期 実績	16/3月期 実績	16/9月期 実績	備考	17/3月期 計画
人件費＋物件費 (百万円)	609,594	551,733	271,857		565,600

(図表7)子会社・関連会社一覧(国内)(注1)

(億円)

会社名	設立年月	代表者(注2)	主な業務	直近決算	総資産	借入金(注3)	うち当社等分(注4,5)	資本勘定	うち当社等出資分(注5)	経常利益	当期利益	連結又は持分法の別(注6)
【三井住友フィナンシャルグループ】												
三井住友カード株式会社	S42/12月	栗山 道義	クレジットカード業務	H16/9月	8,403	3,250	190	1,105	1,557	129	80	連結
三井住友銀リース株式会社	S43/9月	白賀 洋平	リース業務	H16/9月	17,444	12,418	1,095	1,506	1,434	108	65	連結
株式会社日本総合研究所	H14/11月	奥山 俊一	シンクタンク業務、システム開発・情報処理業務、コンサルティング業務	H16/9月	699	212	138	281	200	11	4	連結
SMFG企業再生債権回収株式会社	H15/11月	前田 孝一	企業再生コンサルティング業務、債権管理回収業務	H16/9月	7	-	-	6	4	△ 0	△ 0	連結
大和証券エスエムビーシー株式会社	H11/2月	斉藤 辰栄	証券業務	H16/9月	91,961	54,575	622	3,937	1,632	366	223	持分法
大和住銀投信投資顧問株式会社	H11/4月	小森 脩一	投資顧問業務、投資信託委託業務	H16/9月	131	-	-	90	80	10	6	持分法
【三井住友銀行】												
株式会社みなと銀行	S24/9月	西村 忠禧	銀行業務	H16/9月	27,696	783	370	817	48	31	14	連結
株式会社関西アーバン銀行	T11/7月	伊藤 忠彦	銀行業務	H16/9月	22,263	280	230	700	371	72	48	連結
関銀リース株式会社	S50/2月	近藤 秀樹	リース業務	H16/9月	321	261	153	38	-	3	2	連結
株式会社ジャパンネット銀行	H12/9月	藤森 秀一	銀行業務	H16/9月	3,121	1,299	-	77	114	4	4	連結
SMBC信用保証株式会社	S51/7月	大森 右策	信用保証業務	H16/9月	82,384	-	-	1,628	-	△ 1,086	△ 1,098	連結
株式会社エスシー・カードビジネス	S58/4月	納塚 信水	カード会員に対するサービス業務	H16/9月	35	8	8	8	-	4	2	連結
さくらカード株式会社	S58/2月	海野 隆雄	クレジットカード業務	H16/9月	1,872	382	181	162	107	7	5	連結
アットローン株式会社	H12/6月	下志万 正明	個人向けローン業務	H16/9月	1,177	980	980	7	130	0	1	連結
SMBCキャピタル株式会社	H7/8月	松田 道弘	ベンチャーキャピタル業務	H16/9月	160	113	113	36	17	11	5	連結
SMBCコンサルティング株式会社	S56/5月	小山 光俊	経営相談業務・会員事業	H16/9月	42	-	-	26	18	5	2	連結
SMBCファイナンスサービス株式会社	S47/12月	谷口 哲郎	融資業務、ファクタリング業務、集金代行業務	H16/9月	6,793	3,240	2,585	709	-	58	48	連結
SMBC抵当証券株式会社	S58/10月	鯖見 満裕	融資業務	H16/9月	2,688	2,483	2,483	162	41	1	22	連結
フィナンシャル・リンク株式会社	H12/9月	福田 博一	情報処理サービス業務、コンサルティング業務	H16/9月	1	-	-	0	-	0	0	連結
SMBCフレンド証券株式会社	S23/3月	玉置 勝彦	証券業務	H16/9月	2,099	-	-	1,199	396	104	93	連結
株式会社さくらケーシーエス	S44/3月	小川 惠三	システム開発・情報処理業務	H16/9月	182	2	2	127	2	2	2	連結
さくら情報システム株式会社	S47/11月	三浦 良二	システム開発・情報処理業務	H16/9月	134	15	15	75	0	10	△ 0	連結
グローバルファクタリング株式会社	H4/12月	松崎 充信	ファクタリング業務	H16/9月	3,214	2,415	2,415	1	-	0	0	連結
プロミス株式会社	S37/3月	神内 博喜	消費者金融業務	H16/9月	16,638	8,679	18	7,494	1,454	622	370	持分法
三井住友アセットマネジメント株式会社	H14/12月	井上 恵介	投資顧問業務、投資信託委託業務	H16/9月	196	-	-	137	34	11	11	持分法
ジャパン・ペンション・ナビゲーター株式会社	H12/9月	山田 富重	確定拠出年金制度導入に関するコンサルティング業務	H16/9月	16	-	-	14	5	△ 3	△ 3	持分法
株式会社クオーク	S53/4月	仁瓶 眞平	個品割賦あっせん・総合割賦あっせん業務	H16/9月	9,111	4,725	1,090	392	29	28	14	持分法
【三井住友銀リース】												
三井住友銀オートリース株式会社	H7/1月	齋藤 純夫	リース業務	H16/9月	2,131	1,518	124	121	-	18	8	連結
マツダオートリース株式会社	S40/11月	板橋 英隆	リース業務	H16/9月	133	103	20	18	-	4	2	連結
有限会社スペース・サービス	H10/2月	川勝 一明	リース業務	H16/9月	54	43	28	△ 0	-	△ 0	△ 0	連結
ｴｽ･ﾋﾞｰ･ｴﾙ･ﾊﾟｰﾄﾅｰｽﾞ有限会社	H12/3月	大井 耐三	金銭債権買取業務	H16/6月	161	154	154	0	-	0	0	連結
山陰総合リース株式会社	S50/4月	谷本 敏	リース業務	H16/9月	481	398	27	53	2	8	5	持分法
三重銀総合リース株式会社	S54/8月	早川 和秀	リース業務	H16/9月	123	97	7	15	1	1	1	持分法
【大和証券エスエムビーシー】												
大和証券SMBCﾌﾟﾘﾝｼﾊﾟﾙ･ｲﾝﾍﾞｽﾄﾒﾝﾂ株式会社	H10/12月	渡辺 秀雄	投融資業務	H16/9月	820	668	100	130	-	22	13	持分法

(図表7)子会社・関連会社一覧(海外)(注1)

(百万通貨単位・但しインドネシアは十億通貨単位)

会社名	設立年月	代表者(注2)	主な業務	通貨	直近決算	総資産	借入金(注3)	うち当社等分(注4,5)	資本勘定	うち当社等出資分(注5)	経常利益	当期利益	連結又は持分法の別(注6)
【三井住友銀行】													
欧州三井住友銀行	H15/3月	東 俊太郎	銀行業務	US$	H16/9月	13,091	10	4,523	1,744	1,700	19	22	連結
マニュファクチャラーズ銀行	S49/11月	堤 義則	商業銀行業務	US$	H16/6月	1,679	11	4	201	283	11	11	連結
カナダ三井住友銀行	H13/4月	会田 南	商業銀行業務	CAN$	H16/7月	1,327	27	27	156	122	1	1	連結
ブラジル三井住友銀行	S33/10月	三角 岳明	商業銀行業務	R$	H16/6月	1,261	585	472	342	302	41	29	連結
インドネシア三井住友銀行	H1/8月	中村 清澄	銀行業務	RPIAH	H16/6月	6,182	1,051	2,241	1,062	982	△ 15	△ 12	連結
SMBCリース・ファイナンス会社	H2/11月	William Ginn	リース業務	US$	H16/6月	1,445	212	263	742	690	37	16	連結
SMBCキャピタル・マーケット会社	S61/12月	藤澤 哲史	スワップ関連業務・投融資業務	US$	H16/6月	4,005	333	1,972	958	609	38	29	連結
英国SMBCキャピタル・マーケット会社	H7/4月	藤澤 哲史	スワップ関連業務	US$	H16/6月	1,052	161	-	344	300	4	4	連結
三井住友ファイナンス・オーストラリア	S59/6月	門田 源	投融資業務	A$	H16/6月	2,312	1,875	2,020	174	159	14	10	連結
SMBCセキュリティーズ会社	H2/8月	諸岡 賢一	証券業務	US$	H16/6月	81	31	25	43	40	2	1	連結
さくらキャピタル・ファンディング(ケイマン)リミテッド	H4/7月	國部 毅	金融業務	US$	H16/6月	93	92	90	0	0	0	0	連結
さくらファイナンス(ケイマン)リミテッド	H3/2月	國部 毅	金融業務	US$	H16/6月	2,108	2,102	1,792	0	0	0	0	連結
住友ファイナンス・インターナショナル	H3/7月	藤澤 哲史	投融資業務	STG	H16/6月	239	8	8	125	200	△ 2	△ 2	連結
SMBCインターナショナル・ファイナンス・エヌ・ブイ	H2/6月	國部 毅	金融業務	US$	H16/6月	3,665	3,630	3,570	1	0	0	0	連結
BSL リーシング カンパニー リミテッド	S62/7月	Vongthip Chumpani	リース業務	TBAH	H16/6月	2,360	1,627	418	209	6	14	10	持分法
SBCS カンパニー リミテッド	H1/3月	中嶌 知良	出資、コンサルティング業務	TBAH	H16/6月	474	198	198	273	14	21	21	持分法
【三井住友銀リース】													
SMBC Leasing (Singapore) Pte. Ltd.	S55/5月	鳥羽 宏彦	リース業務	S$	H16/6月	136	111	88	4	-	0	0	連結
SMBC Leasing (Hong Kong) Limited	H1/9月	平井 伍朗	リース業務	HK$	H16/6月	552	460	325	52	-	1	1	連結
SMBC Leasing (Thailand) Co., Ltd.	H8/2月	米谷 成一	リース業務	TBAH	H16/6月	4,156	1,985	1,891	211	-	23	16	連結
SMBC Leasing (Malaysia) Sdn. Bhd.	H8/11月	河越 広道	リース業務	RM	H16/6月	141	122	112	7	-	1	0	連結
P.T.EXIM SB Leasing	S60/3月	笠 富士人	リース業務	RPIAH	H16/6月	194	243	160	△ 143	0	△ 13	△ 13	連結

(注1) H16/9月期三井住友フィナンシャルグループの連結決算対象会社のうち、三井住友フィナンシャルグループ及び三井住友銀行の与信額が1億円超の会社及び主な関係会社について記載しております。
海外の会社については現地通貨(百万単位、インドネシアのみ十億単位)で記載しております。

(注2) H16/9月末における代表者を記載しております。

(注3) 社債・コマーシャルペーパーを含んでおります。

(注4) 保証の額を含んでおります。

(注5) 三井住友フィナンシャルグループ分と三井住友銀行分を合算して表示しております。

(注6) 三井住友フィナンシャルグループの連結決算を基準としております。

(注7) 経常損失、当期損失、または繰越損失のある会社については、今後の業績見通し、及びグループ戦略上の位置付けについて別紙に記載しております。

(注8) SMBCファイナンスビジネス・プランニング株式会社他7社は新規設立等により、当中間連結会計期間から連結子会社としております。旧株式会社みなとカードは合併により子会社でなくなったため、当中間連結会計期間より連結子会社から除外しております。また、エスエムエルシー・インダス有限会社他5社は匿名組合方式による賃貸事業を行う営業者となったため、当中間連結会計期間より連結子会社から除外し、持分法非適用の非連結子会社としております。
プロミス株式会社他4社は株式取得により、当中間連結会計期間から持分法適用の関連会社としております。また、ソニー銀行株式会社他2社は議決権の所有割合の低下等により、関連会社でなくなったため、当中間連結会計期間より持分法適用の関連会社から除外しております。

(注7)の明細

会社名	今後の業績見通し(見込み)	グループ戦略上の位置付け
SMFG企業再生債権回収株式会社	17/3期黒字確保	ｺﾞｰﾙﾄﾞﾏﾝ・ｻｯｸｽ証券会社・大和証券SMBCﾌﾟﾘﾝｼﾊﾟﾙｲﾝﾍﾞｽﾄﾒﾝﾂ・日本政策投資銀行との合弁による企業再生会社
株式会社ジャパンネット銀行	17/3期黒字化見込み。	インターネット専業銀行
SMBC信用保証株式会社	H14/3に住銀保証㈱をSMBC信用保証㈱の100%出資子会社として統合。18/3期には2社合算ﾍﾞｰｽで黒字化の見込み。	三井住友銀行の住宅ローン保証子会社
株式会社エスシー・カードビジネス	17/3期黒字確保	クレジットカード会員向けサービス業務会社
アットローン株式会社	17/3期単年度黒字化見込み。	個人向けローンの戦略子会社
SMBCファイナンスサービス株式会社	17/3期黒字確保	融資業務・ﾌｧｸﾀﾘﾝｸﾞ業務・集金代行業務子会社
SMBC抵当証券株式会社	17/3期黒字確保	融資業務子会社
フィナンシャル・リンク株式会社	17/3期黒字化の見込み。	企業の資金・決済に関する金融関連ｻｰﾋﾞｽを銀行およびｸﾞﾙｰﾌﾟ会社と連携してﾄｰﾀﾙにｺｰﾃﾞｨﾈｰﾄする戦略子会社
さくら情報システム株式会社	17/3期黒字確保	システム開発・情報処理業務子会社
ジャパン・ペンション・ナビゲーター株式会社	確定拠出年金マーケットの急成長を背景に業績は改善傾向にあるが、システム初期投資の償却負担等により、赤字基調からの脱却にはまだ時間がかかる見込み。	確定拠出年金業務遂行のための中核会社
有限会社スペース・サービス	17/9期黒字確保	三井住友銀リースの特定目的子会社
インドネシア三井住友銀行	16/12期黒字確保の見込み。	インドネシアにおける銀行子会社
住友ファイナンス・インターナショナル	15/12期は当期黒字確保。16/12期も当期黒字を目指す。	投資会社
SMBC Leasing (Singapore) Pte. Ltd.	16/12期黒字確保	三井住友銀リースの海外現地法人
SMBC Leasing (Hong Kong) Limited	16/12期黒字確保	三井住友銀リースの海外現地法人
P.T.EXIM SB Leasing	清算を前提に回収に専念。	三井住友銀リースの海外現地法人

(図表 8)経営諸会議・委員会の状況［三井住友フィナンシャルグループ］

会議・委員会名	議長	メンバー	担当部署	開催頻度	目的・討議内容
取締役会	取締役会長	取締役・監査役（社外取締役・社外監査役を含む）	総務部	月１回、必要に応じ開催	経営の重要事項の決定および業務執行の監督
リスク管理委員会(取締役会の内部委員会)	取締役会長	取締役社長、取締役の中から取締役会が選任する委員（社外取締役を含む）	総務部	半期に１回、必要に応じ開催	グループ全体のリスク管理およびコンプライアンスに関し、リスク管理の方針および体制、経営に重大な影響を与え得る異例な事項等の審議
人事委員会(取締役会の内部委員会)	取締役会長	取締役社長、人事部担当役員、社外取締役	人事部	必要に応じ開催	三井住友フィナンシャルグループおよび三井住友銀行の取締役候補者の選定、役付取締役・代表取締役の選任等に関する事項、並びに三井住友カード・三井住友銀リース・日本総合研究所の代表取締役社長の選定に関する事項の審議
報酬委員会(取締役会の内部委員会)	社外取締役	取締役会長、取締役社長、人事部担当役員、社外取締役	人事部	必要に応じ開催	三井住友フィナンシャルグループおよび三井住友銀行の取締役・執行役員の報酬、ストックオプションの付与等に関する事項の審議
グループ経営会議	取締役社長	取締役社長が指名する役員	企画部	必要に応じ開催	グループ全体の業務執行、経営管理に関する事項等の討議・決定
システム戦略会議(グループ経営会議の一部)	取締役社長	グループ経営会議を構成する役員、ＩＴ企画部長、企画部長、グループ事業部長	ＩＴ企画部、企画部	半期に１回	グループ全体の情報システムに関する投資計画、開発優先順位付けに関する事項等の討議・決定
グループ戦略会議	取締役社長	取締役社長が指名する者	企画部	原則四半期に１回	グループ各社の期初業務計画および同計画の進捗状況に関する意見交換、協議、報告
コンプライアンス委員会	総務部担当役員	総務部長、企画部長、グループ事業部長、ＩＴ企画部長、人事部長、監査部長	総務部	半期に１回、必要に応じ開催	グループ全体のコンプライアンス強化および企業倫理確立のために必要な諸施策の協議
グループ環境委員会	広報部担当役員	広報部長、グループ各社の環境担当部室長、日本総合研究所創発センター所長(アドバイザー)	広報部	原則年１回	グループ全体にかかる環境関連施策、環境対応状況の管理およびその他の環境に関する事項の協議
監査役会	監査役会の招集者である監査役	監査役全員（社外監査役を含む）	－	定期、必要に応じ開催	法令に定める事項の他、監査の方針、当会社の業務および財産の状況の調査の方法その他の監査役の職務の執行に関する事項の討議・決定

(図表 8)経営諸会議・委員会の状況 [三井住友銀行]

会議・委員会名	議長	メンバー	担当部署	開催頻度	目的・討議内容
取締役会	取締役会長	取締役・監査役（社外監査役を含む）	総務部	月1回、必要に応じ開催	経営の重要事項の決定および業務執行の監督
経営会議	頭取	頭取が指名する執行役員	経営企画部	必要に応じ開催	業務執行、経営管理に関する事項等の討議・決定
市場リスク会議（経営会議の一部）	頭取	経営会議を構成する役員、統合リスク管理部長、市場営業部門各部長、経営企画部長、業務監査部長、投資銀行統括部長	統合リスク管理部、市場営業統括部	原則4半期に1回	市場リスク（含む流動性リスク）管理の基本方針、市場リスク関連極度の設定に関する事項等の討議・決定
信用リスク会議（経営会議の一部）	頭取	経営会議を構成する役員、融資企画部長、統合リスク管理部長、経営企画部長、資産監査部長	融資企画部	必要に応じ開催	信用リスク管理の基本方針、自己査定基準・償却・引当基準に関する事項等の討議・決定
システム戦略会議（経営会議の一部）	頭取	経営会議を構成する役員、情報システム企画部長、経営企画部長、事務統括部長	情報システム企画部、経営企画部	半期に1回	情報システムに関する投資計画、開発優先順位付けに関する事項等の討議・決定
職務評価会議（経営会議の一部）	頭取	経営会議を構成する役員、人事部長、経営企画部長	人事部	必要に応じ開催	経営に大きな影響を与える職務についての評価に関する事項等の討議・決定
ＡＬＭ委員会	統合リスク管理部担当役員、市場営業部門統括責任役員	経営企画部担当役員、各業務部門統括部長、市場営業部門各部長、統合リスク管理部長、経営企画部長、関連事業部長、財務企画部長、融資企画部長、業務監査部長	統合リスク管理部、市場営業統括部	原則月1回、但し市場リスク会議開催月は同会議にて審議を行う。	ＡＬＭ運営にかかわる事項、ＡＬＭオペレーション方針等の審議、ＡＬＭオペレーション実績等の報告
行内格付委員会	融資企画部担当役員	企業調査部担当役員、資産監査部担当役員、融資企画部長、企業調査部長、資産監査部長、協議対象個社の所管審査部長	融資企画部	必要に応じ開催	個社の格付付与にかかる協議
コンプライアンス委員会	総務部担当役員	総務部長、経営企画部長、関連事業部長、融資企画部長、人事部長、お客さまサービス部長、情報システム企画部長、事務統括部長、業務監査部長、各業務部門統括部長	総務部	半期に1回、必要に応じ開催	コンプライアンス強化および企業倫理確立のために必要な諸施策の協議
ＣＳ委員会	お客さまサービス部担当役員	個人部門統括責任役員、事務統括部担当役員、広報部長、経営企画部長、総務部長、お客さまサービス部長、事務統括部長、個人業務部長、法人統括部長、営業統括部長、国際統括部長、コミュニティ統括部長	お客さまサービス部	必要に応じ開催	顧客満足度向上に必要な諸施策の協議
人権啓発推進委員会	人事部担当役員	人事部長、経営企画部長、総務部長、お客さまサービス部長、事務統括部長、個人業務部長、法人統括部長、営業統括部長、国際統括部長、市場営業統括部長、投資銀行統括部長、戦略金融統括部長、コミュニティ人事部長	人事部	原則年1回	人権啓発に関する推進の基本方針を確立し、同和問題・人権問題の研修を立案、実施
環境委員会	広報部担当役員	広報部長、経営企画部長、融資企画部長、総務部長、人事部長、管理部長	広報部	原則年1回	環境マネジメントシステムの構築、各種環境関連施策に関する事項等の協議
監査役会	監査役会の招集者である監査役	監査役全員（社外監査役を含む）	－	定期、必要に応じ開催	法令に定める事項の他、監査の方針、当銀行の業務および財産の状況の調査の方法その他の監査役の職務の執行に関する事項の討議・決定

(図表 9)担当業務別役員名一覧(16 年 9 月末現在) [三井住友フィナンシャルグループ]

担当部	担当役員
広報部	北山副社長
企画部	北山副社長
財務部	北山副社長
グループ事業部	北山副社長
ＩＴ企画部	矢作取締役
総務部	平澤取締役
人事部	平澤取締役
リスク統括部	石田専務取締役
監査部	石田専務取締役

(図表 9)担当業務別役員名一覧(16 年 9 月末現在)[三井住友銀行]

担当部門・部			担当役員･統括責任役員
本社部門	コーポレートスタッフ部門	広報部	種橋常務執行役員
		経営企画部	種橋常務執行役員
		財務企画部	種橋常務執行役員
		関連事業部	種橋常務執行役員
		統合リスク管理部	矢作専務取締役
		融資企画部	矢作専務取締役
		総務部・法務部・お客さまサービス部	平澤専務取締役
		人事部・人材開発部	平澤専務取締役
	コーポレートサービス部門	管理部	平澤専務取締役
		情報システム企画部	矢作専務取締役
		事務統括部・事務管理部	月原専務取締役
		ＥＣ業務部	矢作専務取締役
		企業調査部	永田副頭取
		信託部	矢作専務取締役
	業務監査部門	業務監査部	楠専務取締役
		資産監査部	楠専務取締役
業務部門	個　人　部　門		月原専務取締役
	法　人　部　門		水島副頭取
	企　業　金　融　部　門		奥副頭取
	国　際　部　門		奥副頭取
	市　場　営　業　部　門		木本常務取締役
	投　資　銀　行　部　門		木本常務取締役
	戦　略　金　融　部　門		永田副頭取
	コミュニティバンキング本部		市川専務取締役

（図表10）貸出金の推移［三井住友銀行］

（残高）（億円）

		16/3月末 実績 (A)	16/9月末 実績 (B)	備考	17/3月末 計画 (C)
国内貸出	ｲﾝﾊﾟｸﾄﾛｰﾝを含むﾍﾞｰｽ	481,826	478,389		482,826
	ｲﾝﾊﾟｸﾄﾛｰﾝを除くﾍﾞｰｽ	475,024	472,136		476,024
中小企業向け貸出（注）	ｲﾝﾊﾟｸﾄﾛｰﾝを含むﾍﾞｰｽ	189,544	178,729		185,744
	ｲﾝﾊﾟｸﾄﾛｰﾝを除くﾍﾞｰｽ	186,757	176,134		182,957
うち保証協会保証付貸出		17,181	15,975		15,181
個人向け貸出（事業用資金を除く）		131,308	132,498		139,308
うち住宅ローン		117,163	119,015		125,163
その他		160,974	167,162		157,774
海外貸出		26,275	28,847		26,275
合計		508,101	507,236		509,101

（注）中小企業向け貸出とは、資本金又は出資金3億円(但し、卸売業は1億円、小売業・飲食業・サービス業は50百万円)以下の法人または常用する従業員が300人(但し、卸売業・サービス業は100人、小売業・飲食業は50人)以下の法人向け貸出（個人に対する事業用資金を含む）を指す。ただし、当社の連結子会社・持分法適用会社向け貸出を除く。

（増減額・実勢ベースを算出するうえで考慮すべき要因考慮後）

（億円）

		16/9月期 実績 (B)-(A)+(ｱ)	備考	17/3月期 計画 (C)-(A)+(ｲ)
国内貸出	ｲﾝﾊﾟｸﾄﾛｰﾝを含むﾍﾞｰｽ	12,381		9,000
	ｲﾝﾊﾟｸﾄﾛｰﾝを除くﾍﾞｰｽ	12,930		9,000
中小企業向け貸出	ｲﾝﾊﾟｸﾄﾛｰﾝを含むﾍﾞｰｽ	833		700
	ｲﾝﾊﾟｸﾄﾛｰﾝを除くﾍﾞｰｽ	1,025		700

（実勢ベースを算出するうえで考慮すべき要因（ｲﾝﾊﾟｸﾄﾛｰﾝを除くベース））

（億円 、（ ）内はうち中小企業向け貸出）

	16/9月期 実績 (ｱ)		備考	16年度中 計画 (ｲ)	
不良債権処理	13,178	(10,664)			( )
貸出金償却（注1）	612	(188)			( )
部分直接償却実施額（注2）	6,065	(5,911)			( )
CCPC（注3）	0	(0)			( )
協定銀行等への資産売却額(注4)	15	(15)			( )
上記以外への不良債権売却額	1,131	(807)			( )
その他の処理額（注5）	5,355	(3,743)			( )
債権流動化(注6)	▲ 266	(▲ 1,153)			( )
私募債等（注7）	2,906	(2,137)			( )
子会社等（注8）	0	(0)			( )
計	15,818	(11,648)		8,000	(4,500)

（注1）無税化（法人税基本通達9−6−1、9−6−2、9−4−1、9−4−2）を事由とする直接償却額。

（注2）部分直接償却当期実施額。

（注3）共同債権買取機構に売却した債権に関する最終処理額。

（注4）金融機能の再生のための緊急措置に関する法律第53条で定められた協定銀行等への債権売却額。

（注5）その他の不良債権処理による残高減少額。

（注6）主として正常債権の流動化額。

（注7）私募債の引受等、実質的に貸出と同様の信用供与が行われているものの取組額。

（注8）連結子会社・持分法適用会社向け貸出のうち、中小企業向け信用供与の円滑化に資するもの。

(図表 12)リスク管理の状況[三井住友フィナンシャルグループ](16 年 9 月末現在)

種　類	現在の管理体制	当期における改善等の状況
信用リスク	[規定・基本方針] グループ全体のリスク管理を行うに際しての基本的事項を定めた「リスク管理規程」に基づき「信用リスク管理の基本方針」を定例的に策定し、それに則った管理・運営を実施。 [体制・リスク管理部署] ・取締役会を頂点として、その内部組織として「リスク管理委員会」を設置し、重要事項の審議を実施。 ・グループ全体のリスク管理を統括する機能を有した「リスク統括部」を設置。各種リスクを総合的に管理する観点では企画部と共に網羅的、体系的な管理を実施。 ・グループ各社は「信用リスク管理の基本方針」にて定められた「普遍的な原則や指針」を自らの業務形態・リスクの状況等に応じ、自社のリスク管理に適用する体制を整備。 [リスク管理手法] 以下の原則に則り適切な管理を実施する。 ・業務特性に応じた信用リスクの統合的管理 ・個別与信ならびに与信ポートフォリオ全体の信用リスクを定量的に把握・管理 ・モニタリング・システムを整備し、経常的かつ効率的に信用リスクを管理 ・与信権限と与信責任を明確化した公正な与信運営 ・原則、業務推進部門、審査部門等から独立した資産監査部門の設置による、信用リスク管理体制、与信運営方針、与信ポートフォリオ状況等の監査の実施による牽制体制の確保	16 年度の信用リスク管理の基本方針(リスク管理委員会での審議を経て取締役会にて決議(16/3))に則った管理・運営を実施中。 グループ各社に対し自社保有のリスクに応じた的確なリスク管理体制の整備を指導。 ・　内部格付体制の整備等、基本方針を踏まえた管理体制の整備。 ・　グループ各社の信用リスク管理に係る規程・基本方針の体系・内容の整備。 リスク管理体制の強化、業務運営効率化の観点から、リスク統括部に信用リスク管理を担当する部付部長を配置するとともに、「信用リスク管理グループ」を新設(16/7)。 グループ会社の連結ベースのリスク管理状況を取締役会に報告(16/9)。
市場リスク	[規定・基本方針] グループ全体のリスク管理を行うに際しての基本的事項を定めた「リスク管理規程」に基づき「市場リスク・流動性リスク管理の基本方針」を定例的に策定し、それに則った管理・運営を実施。 [体制・リスク管理部署] ・取締役会を頂点として、その内部組織として「リスク管理委員会」を設置し、重要事項の審議を実施。 ・グループ全体のリスク管理を統括する機能を有した「リスク統括部」を設置。各種リスクを総合的に管理する観点では企画部と共に網羅的、体系的な管理を実施。 ・グループ各社は「市場リスク・流動性リスク管理の基本方針」にて定められた「普遍的な原則や指針」を自らの業務形態・リスクの状況等に応じ、自社のリスク管理に適用する体制を整備。	16 年度の市場リスク・流動性リスク管理の基本方針(リスク管理委員会での審議を経て取締役会にて決議(16/3))に則った管理・運営を実施中。 グループ各社の 16 年度下期市場リスク関連極度・ガイドラインを決定。 グループ各社に対し自社保有のリスクに応じた的確なリスク管理体制の整備を指導。

種　類	現在の管理体制	当期における改善等の状況
	［リスク管理手法］ 以下の原則に則り適切な管理を実施する。 ・重要性に応じた連結ベースでのリスク管理 ・自己資本等の経営体力や業務運営方針等を勘案し、リスク許容量の上限を設定した管理 ・リスクの特性に応じ資本と関係付けたリスク管理を行うため、リスクの計量化を行い定量的に管理 ・コンピュータ・システムを整備し、データの透明性を確保することにより、正確かつ迅速なリスク管理を推進 ・相互牽制機能を確保するため、フロント、ミドル、バックの組織・権限の分離を実施 ・内部監査部署によるリスク管理態勢の監査	・　リスク管理のプロセスの一層の明確化等、基本方針を踏まえた管理体制の整備。 ・　グループ各社の市場リスク管理に係る規程・基本方針の体系・内容の整備。 リスク管理体制の強化、業務運営効率化の観点から、リスク統括部に市場リスク・流動性リスク管理を専担する「市場・流動性リスク管理グループ」を新設(16/7)。 グループ会社の連結ベースのリスク管理状況を取締役会に報告(16/9)。
流動性リスク	［規定・基本方針］ グループ全体のリスク管理を行うに際しての基本的事項を定めた「リスク管理規程」に基づき「市場リスク・流動性リスク管理の基本方針」を定例的に策定し、それに則った管理・運営を実施。 ［体制・リスク管理部署］ ・取締役会を頂点として、その内部組織として「リスク管理委員会」を設置し、重要事項の審議を実施。 ・グループ全体のリスク管理を統括する機能を有した「リスク統括部」を設置。各種リスクを総合的に管理する観点では企画部と共に網羅的、体系的な管理を実施。 ・グループ各社は「市場リスク・流動性リスク管理の基本方針」にて定められた「普遍的な原則や指針」を自らの業務形態・リスクの状況等に応じ、自社のリスク管理に適用する体制を整備。	16年度の市場リスク・流動性リスク管理の基本方針（リスク管理委員会での審議を経て取締役会にて決議(16/3)）に則った管理・運営を実施中。 グループ各社の16年度下期流動性リスク関連極度・ガイドラインを決定。 グループ各社に対し自社保有のリスクに応じた的確なリスク管理体制の整備を指導。 ・　リスク管理のプロセスの一層の明確化等、基本方針を踏まえた管理体制の整備。 ・　グループ各社の流動性リスク管理に係る規程・基本方針の体系・内容の整備。

種　類	現在の管理体制	当期における改善等の状況
	［リスク管理手法］ 以下の原則に則り適切な管理を実施する。 ・重要性に応じた連結ベースでのリスク管理の実施 ・資金繰り計画、外部環境及び調達状況等を勘案し、リスク許容量の上限設定による定量的な管理やコンティンジェンシープランの策定等による管理 ・コンピュータ・システムを整備し、データの透明性を確保することにより、正確かつ迅速なリスク管理を推進 ・相互牽制機能を確保するため、フロント、ミドル、バックの組織・権限の分離を実施 ・内部監査部署によるリスク管理態勢の監査	リスク管理体制の強化、業務運営効率化の観点から、リスク統括部に市場リスク・流動性リスク管理を専担する「市場・流動性リスク管理グループ」を新設(16/7)。 グループ会社の連結ベースのリスク管理状況を取締役会に報告(16/9)。
オペレーショナルリスク	［規定・基本方針］ グループ全体のリスク管理を行うに際しての基本的事項を定めた「リスク管理規程」に基づき「オペレーショナルリスク管理の基本方針」を定例的に策定し、それに則った管理・運営を実施。 ［体制・リスク管理部署］ ・取締役会を頂点として、その内部組織として「リスク管理委員会」を設置し、重要事項の審議を実施。 ・グループ全体のリスク管理を統括する機能を有した「リスク統括部」を設置。各種リスクを総合的に管理する観点では企画部と共に網羅的、体系的な管理を実施。 ・グループ各社は「オペレーショナルリスク管理の基本方針」にて定められた「普遍的な原則や指針」を自らの業務形態・リスクの状況等に応じ、自社のリスク管理に適用する体制を整備。 ［リスク管理手法］ 以下の原則に則り適切な管理を実施する。 ・業務とリスクの特性に応じて、重要なリスクの認識、評価、コントロール、モニタリングをするための効果的なフレームワークの整備 ・重要性に応じた連結ベースでのリスク管理 ・リスクの顕在化に備えた事故処理態勢、緊急時態勢の整備 ・内部監査部署によるリスク管理態勢の監査	16 年度のオペレーショナルリスク管理の基本方針（リスク管理委員会での審議を経て取締役会にて決議(16/3)）に則った管理・運営を実施中。 グループ各社に対し自社保有のリスクに応じた的確なリスク管理体制の整備を指導。 ・　リスク管理のプロセスの一層の明確化等、基本方針を踏まえた管理体制の整備。 ・　グループ各社のオペレーショナルリスク管理に係る規程・基本方針の体系・内容の整備。 グループ会社の連結ベースのリスク管理状況を取締役会に報告(16/9)。

種　類	現在の管理体制	当期における改善等の状況
事務リスク	［規定・基本方針］ グループ全体のリスク管理を行うに際しての基本的事項を定めた「リスク管理規程」に基づき「事務リスク管理の基本方針」を定例的に策定し、それに則った管理・運営を実施。 ［体制・リスク管理部署］ ・取締役会を頂点として、その内部組織として「リスク管理委員会」を設置し、重要事項の審議を実施。 ・グループ全体のリスク管理を統括する機能を有した「リスク統括部」を設置。各種リスクを総合的に管理する観点では企画部と共に網羅的、体系的な管理を実施。 ・グループ各社は「事務リスク管理の基本方針」にて定められた「普遍的な原則や指針」を自らの業務形態・リスクの状況等に応じ、自社のリスク管理に適用する体制を整備。 ［リスク管理手法］ 「全ての業務に事務リスクが所在する」との認識に基き、以下の原則に則り適切な管理を実施する。 ・リスク特性に鑑み、以下の機能を所管する部署を明確にし、関係部署が連携して管理を実施 「事務リスク統括」「事務規定の整備」「事務指導及び研修」「個別不祥事件・事務ミス・苦情等の処理」 ・内部管理の一環として実施する自店検査制度の整備 ・アウトソーシングにおける事務リスク管理 ・コンティンジェンシープランの策定等、緊急時対応の整備 ・重要性に応じた連結ベースでのリスク管理の実施 ・リスクの特性に応じ資本と関係付けたリスク管理を行うための計量化と定量的管理	16年度の事務リスク管理の基本方針(リスク管理委員会での審議を経て取締役会にて決議(16/3))に則った管理・運営を実施中。 グループ各社に対し自社保有のリスクに応じた的確なリスク管理体制の整備を指導。 ・　リスク管理のプロセスの一層の明確化等、基本方針を踏まえた管理体制の整備。 ・　グループ各社の事務リスク管理に係る規程･基本方針の体系･内容の整備。 リスク管理体制の強化、業務運営効率化の観点から、リスク統括部に事務リスクを担当する部付部長を配置するとともに、「事務リスク管理グループ」を新設(16/7)。 グループ会社の連結ベースのリスク管理状況を取締役会に報告(16/9)。
システムリスク	［規定・基本方針］ グループ全体のリスク管理を行うに際しての基本的事項を定めた「リスク管理規程」に基づき「システムリスク管理の基本方針」を定期的かつ必要に応じ見直し、それに則った管理・運営を実施。 ［体制・リスク管理部署］ ・取締役会を頂点として、その内部組織として「リスク管理委員会」を設置し、重要事項の審議を実施。 ・グループ全体のシステムリスク管理を統括する機能を有した「ＩＴ企画部」を設置し、リスク統括部と共に網羅的、体系的な管理を実施。 ・グループ各社は「システムリスク管理の基本方針」にて定められた「普遍的な原則や指針」を自らの業務形態･リスクの状況等に応じ、自社のリスク管理に適用する体制を整備。	16年度のシステムリスク管理の基本方針（リスク管理委員会での審議を経て取締役会にて決議（16/3））に則った管理・運営を実施中。 15年度のシステムリスク管理状況を同会議に報告。 グループ各社宛に基本方針を踏まえた管理体制整備を継続指導。

<table>
<tr><th>種　類</th><th>現在の管理体制</th><th>当期における改善等の状況</th></tr>
<tr><td></td><td>［リスク管理手法］
以下の原則に則り適切な管理を実施する。
・経営戦略の一環としてシステムを捉えるシステム戦略方針を策定

・システム戦略方針に基づき、情報システムの効果と、そのシステムリスク・コストを総合的に勘案した企画立案
・セキュリティ対策に関する統一方針として、情報システムのセキュリティポリシーを策定
・情報システムの特性に応じたセキュリティ対策の策定とその維持・管理
・システムリスクの発現による損失の影響を最小限に抑え、迅速かつ効率的に必要な業務の再開を行うため、コンティンジェンシープランを策定</td><td>16 年度のシステム戦略方針（グループシステム戦略会議にて決議(16/3、16/9)）に則った管理・運営を実施中。グループ会社の連結ベースのリスク管理状況を取締役会に報告(16/9)。</td></tr>
<tr><td>コンプライアンス(法務リスクを含む)</td><td>［規定・基本方針］
グループ全体のコンプライアンス体制の強化・整備を行うに際しての基本的事項を定めた「コンプライアンス・マニュアル」に基づき、「コンプライアンス・プログラム」を定例的に策定し、それに則った管理・運営を実施。

［体制・リスク管理部署］
・取締役会・グループ経営会議の下、「コンプライアンス委員会」を設置し、重要事項の審議を実施。
・グループ全体のコンプライアンスを統括する機能を有した「総務部」を設置し、網羅的、体系的な管理を実施。
・グループ各社は、「コンプライアンスに関するグループ共通理念(ビジネス・エシックス)」や持株会社の「コンプライアンス・マニュアル」にて定められた「普遍的な原則や指針」に基づいて、自らの業務形態・リスクの状況等に応じた、自社のコンプライアンス体制を整備。

［リスク管理手法］
以下の原則に則り適切な管理を実施する。
・「コンプライアンスに関するグループ共通理念(ビジネス・エシックス)」に基づく管理の実施
・グループ会社の確立すべき体制や持株会社に協議・報告すべき事項を定めた、コンプライアンス･マニュアル グループ会社規則に基づく管理の実施
・グループ各社が毎年度策定するコンプライアンス･プログラムの策定・進捗状況に関する管理の実施
・グループ各社からの協議・報告を通じた管理の実施
・グループ会社定例打合会や個別面談を通じた管理の実施</td><td>取締役会にて策定した 16 年度コンプライアンス･プログラムに則り、以下の施策を実施。
・コンプライアンス委員会を開催し、16 年度コンプライアンス・プログラムの進捗状況をフォローアップ。
・コンプライアンス体制を強化すべく、以下を実施。
－グループ会社定例打合会を開催。
－主要グループ会社との個別面談を実施。
－アンケートや報告等を通じて、グループ会社の体制整備状況のモニタリングを実施。
・「法務リスク管理手続」を制定し、各部室及びグループ会社に徹底。
・業務監査部門による監査を実施。

グループ会社の連結ベースのリスク管理状況にあわせてコンプライアンス管理状況について取締役会に報告(16/9)。</td></tr>
</table>

(図表13)金融再生法開示債権の状況

(億円)

	16/3月末 実績(単体)	16/3月末 実績(連結)	16/9月末 実績(単体)	16/9月末 実績(連結)
破産更生債権及び これらに準ずる債権	3,616	4,859	5,811	7,073
危険債権	12,027	14,091	11,241	13,133
要管理債権	12,469	14,412	7,792	9,450
小計	28,112	33,362	24,844	29,656
正常債権	528,744	561,275	536,734	570,678
合計	556,856	594,637	561,578	600,334

(注)単体は三井住友銀行の計数を表示しております。

引当金の状況

(億円)

	16/3月末 実績(単体)	16/3月末 実績(連結)	16/9月末 実績(単体)	16/9月末 実績(連結)
一般貸倒引当金	7,690	8,377	4,193	6,017
個別貸倒引当金	4,740	5,770	5,384	6,158
特定海外債権引当勘定	78	78	49	49
貸倒引当金 計	12,508	14,225	9,626	12,224
債権売却損失引当金	―	―	―	―
特定債務者支援引当金	―	―	―	―
小 計	12,508	14,225	9,626	12,224
特別留保金	―	―	―	―
債権償却準備金	―	―	―	―
小 計	―	―	―	―
合 計	12,508	14,225	9,626	12,224

(注)単体は三井住友銀行の計数を表示しております。

(図表14)リスク管理債権情報

（億円、%）

	16/3月末 実績(単体)	16/3月末 実績(連結)	16/9月末 実績(単体)	16/9月末 実績(連結)
破綻先債権額(A)	672	964	592	870
延滞債権額(B)	14,608	17,679	15,524	18,441
3か月以上延滞債権額(C)	476	515	468	529
貸出条件緩和債権額(D)	11,993	13,822	7,324	8,847
①金利減免債権	1,189	1,266	903	971
②金利支払猶予債権	44	47	39	41
③経営支援先に対する債権	1,907	1,907	—	—
④元本返済猶予債権	8,851	10,568	6,377	7,795
⑤その他	2	34	5	40
合計(E)=(A)+(B)+(C)+(D)	27,749	32,980	23,908	28,687
部分直接償却	8,658	11,783	13,835	17,158
比率　(E)/総貸出	5.5%	6.0%	4.7%	5.2%

(注1)全銀協の「有価証券報告書における「リスク管理債権情報」の開示について」(平成10年3月24日付、平10調々第43号)の定義に従うものとし、貸出条件緩和債権について複数の項目に該当するものについては最も適当と判断した項目に計上しております。
(注2)単体は三井住友銀行の計数を表示しております。

(図表15)不良債権処理状況

[三井住友銀行(単体)] (億円)

	16/3月期 実績	16/9月期 実績	17/3月期 見込み
不良債権処理損失額(A)	11,413	8,055	
個別貸倒引当金繰入額	2,764	4,038	
貸出金償却等(C)	8,692	4,045	
貸出金償却	5,011	3,478	
CCPC向け債権売却損	8	—	
協定銀行等への資産売却損(注)	93	2	
その他債権売却損	2,928	555	
債権放棄損	652	10	
債権売却損失引当金繰入額	△ 5	—	
特定債務者支援引当金繰入額	—	—	
特定海外債権引当勘定繰入	△ 38	△ 28	
一般貸倒引当金繰入額(B)	△ 3,379	△ 3,497	
合計(A)+(B)	8,034	4,558	6,500

<参考>

貸倒引当金目的取崩による直接償却等(D)	12,437	3,677	-
グロス直接償却等(C)+(D)	21,129	7,721	-

[三井住友フィナンシャルグループ(連結)] (億円)

	16/3月期 実績	16/9月期 実績	17/3月期 見込み
不良債権処理損失額(A)	12,878	8,530	
個別貸倒引当金繰入額	3,207	4,083	
貸出金償却等(C)	9,714	4,475	
貸出金償却	5,952	3,902	
CCPC向け債権売却損	13	—	
協定銀行等への資産売却損(注)	94	2	
その他債権売却損	3,003	561	
債権放棄損	652	10	
債権売却損失引当金繰入額	△ 5	—	
特定債務者支援引当金繰入額	—	—	
特定海外債権引当勘定繰入	△ 38	△ 28	
一般貸倒引当金繰入額(B)	△ 3,312	△ 2,402	
合計(A)+(B)	9,566	6,128	

<参考>

貸倒引当金目的取崩による直接償却等(D)	13,672	4,031	-
グロス直接償却等(C)+(D)	23,386	8,506	-

(注)金融機能の再生のための緊急措置に関する法律第53条で定められた協定銀行等への債権売却損。

(図表17)倒産先一覧(16年度上期)[三井住友銀行(単体)]

(件、億円)

行内格付	倒産1期前の行内格付		倒産半期前の行内格付	
	件数	金額	件数	金額
1	0	0	0	0
2	0	0	0	0
3	1	9	1	9
4A	1	7	0	0
4B	0	0	1	7
4C	5	59	4	59
5A	6	20	5	23
5B	14	64	12	28
5C	17	50	17	30
6	11	11	7	9
7	28	142	30	96
8	14	268	17	301
9	11	52	27	137
格付なし	48	49	35	32
計	156	731	156	731

(注1) 「格付なし」には、個人、財務データ未登録の法人等を含む。

(注2) 小口(与信額50百万円未満)は除く。

(注3) 金額は与信ベースにて記載。

(参考) 金融再生法開示債権の状況

	16年9月末実績(億円)
破産更生債権及び これらに準ずる債権	5,811
危険債権	11,241
要管理債権	7,792
正常債権	536,734
総与信残高	561,578

(図表18)評価損益総括表(16年9月末)[三井住友銀行(単体)]

有価証券 (億円)

		残高	評価損益	評価益	評価損
満期保有目的	有価証券(注1, 2)	5,226	△ 52	24	76
	債券	5,075	△ 59	17	76
	株式	—	—	—	—
	その他	151	+ 7	7	0
	金銭の信託(注1)	—	—	—	—
子会社等	有価証券(注1, 2)	14,127	+ 366	373	7
	債券	—	—	—	—
	株式	5,242	+ 366	373	7
	その他	8,885	—	—	—
	金銭の信託(注1)	—	—	—	—
その他	有価証券(注1, 2)	216,599	+ 4,574	6,283	1,709
	債券	144,547	△ 622	133	755
	株式	30,574	+ 5,589	6,077	488
	その他	41,478	△ 393	73	466
	金銭の信託(注1)	38	+ 2	3	1

その他 (億円)

	貸借対照表価額	時価	評価損益	評価益	評価損
事業用不動産(注3)	3,195	3,020	△ 175	113	288
その他不動産	—	—	—	—	—
その他資産	—	—	—	—	—

(注1)「有価証券」及び「金銭の信託」の「評価損益」は、上場有価証券と店頭売買有価証券等、時価が合理的に算定可能なものについて、期末日の時価に基づき算出しております。
但し、保有目的区分が「その他」の株式の「評価損益」については、決算期末前1か月の市場価格の平均による時価に基づき算出しております。

(注2)「有価証券」には、貸借対照表に計上されているもののほか、「現金預け金」中の譲渡性預け金、並びに「買入金銭債権」中のCPを含んでおります。

(注3)「土地の再評価に関する法律」及び「土地の再評価に関する法律の一部を改正する法律」に基づき事業用不動産の再評価を平成10年3月及び平成14年3月に実施しております。
なお、「貸借対照表価額」及び「時価」は、再評価を行った土地について再評価後の帳簿価額及び平成16年9月末における時価をそれぞれ記載しております。

(図表18)評価損益総括表(16年9月末)[三井住友フィナンシャルグループ(連結)]

有価証券 (億円)

		残高	評価損益	評価益	評価損
満期保有目的	有価証券(注1, 2)	5,594	△ 53	24	77
	債券	5,084	△ 59	17	76
	株式	−	−	−	−
	その他	510	+ 6	7	1
	金銭の信託(注1)	−	−	−	−
子会社等	有価証券(注1, 2)	3,537	−	−	−
	債券	−	−	−	−
	株式	3,464	+ 11	11	−
	その他	73	−	−	−
	金銭の信託(注1)	−	−	−	−
その他	有価証券(注1, 2)	232,375	+ 4,841	6,647	1,806
	債券	154,552	△ 581	184	765
	株式	31,977	+ 5,817	6,374	557
	その他	45,846	△ 395	89	484
	金銭の信託(注1)	38	+ 2	3	1

その他 (億円)

	貸借対照表価額	時価	評価損益	評価益	評価損
事業用不動産(注3)	3,241	3,051	△ 190	113	303
その他不動産	−	−	−	−	−
その他資産	−	−	−	−	−

(注1)「有価証券」及び「金銭の信託」の「評価損益」は、上場有価証券と店頭売買有価証券等、時価が合理的に算定可能なものについて、期末日の時価に基づき算出しております。
但し、保有目的区分が「その他」の株式の「評価損益」については、決算期末前1か月の市場価格の平均による時価に基づき算出しております。
(注2)「有価証券」には、貸借対照表に計上されているもののほか、「現金預け金」の中の譲渡性預け金、並びに「買入金銭債権」の中のCP及び貸付債権信託受益権等を含んでおります。
(注3)「土地の再評価に関する法律」及び「土地の再評価に関する法律の一部を改正する法律」に基づき事業用不動産の再評価を平成10年3月、平成11年3月及び平成14年3月に実施しております。
なお、「貸借対照表価額」及び「時価」は、再評価を行った土地について再評価後の帳簿価額及び平成16年9月末における時価をそれぞれ記載しております。

(図表19)オフバランス取引総括表[三井住友フィナンシャルグループ(連結)]

(億円)

	契約金額・想定元本		信用リスク相当額(与信相当額)	
	16/3月末	16/9月末	16/3月末	16/9月末
金融先物取引	2,010,545	1,460,760	—	—
金利スワップ	2,605,922	2,770,509	35,343	34,753
通貨スワップ	154,000	166,562	11,787	11,524
先物外国為替取引	324,368	442,323	8,893	8,466
金利オプションの買い	73,732	63,895	935	1,023
通貨オプションの買い	28,239	23,866	1,720	1,375
その他の金融派生商品	295,108	219,250	576	942
一括ネッティング契約による与信相当額削除効果	—	—	△ 29,424	△ 28,728
合　計	5,491,914	5,147,165	29,831	29,356

(注)BIS自己資本比率基準ベースに取引所取引、オプションの売り及び原契約2週間以内の取引を加えたものです。

(図表20)信用力別構成(16年9月末時点)[三井住友銀行(単体)]

(億円)

	格付BBB/Baa以上に相当する信用力を有する取引先	格付BB/Ba以下に相当する信用力を有する取引先	その他(注2)	合計
信用リスク相当額(与信相当額)	2,447	0	48	2,495
信用コスト	1	0	1	2
信用リスク量	8	0	2	10

(注1)市場営業部門の東京、ニューヨーク、ホンコン、シンガポールにおける金融機関に対する金利、為替系デリバティブ取引を対象として試算しております。
(注2)外部格付を取得していない先。

File No. 82-4395
Exhibit A3(b)
(English Translation)

Progress Report on the Plan for Strengthening the Financial Base

(Selected tables from the original Japanese report)

December 2004

Sumitomo Mitsui Financial Group, Inc.

(Table 1-1) Trend and Plan of Income [Sumitomo Mitsui Financial Group]

Holding company established in December '02

	FY02 Actual	FY03 Actual	1st half, FY04 Actual		FY04 Plan
(Scale)<Average balance for Assets and Liabilities, term-end balance for Stockholders' equity>					(Billions of yen)
Total assets	2,786.2	3,360.6	3,454.3		3,391.2
Loans and bills discounted	19.0	40.0	40.0		40.0
Securities	2,717.2	3,250.0	3,288.1		3,246.1
Total liabilities	131.9	231.9	233.1		250.0
Total stockholders' equity	3,156.1	3,172.7	3,328.0		3,154.3
Capital stock	1,247.7	1,247.7	1,247.7		1,247.7
Capital reserve	1,747.3	1,247.8	1,247.8		1,247.8
Other capital surplus	-	499.5	499.5		499.5
Earned surplus reserve	0.5	-	-		-
Retained earnings*	161.0	178.7	334.5		159.7
Treasury stock	(0.4)	(1.0)	(1.5)		(0.4)
(Income)					(Billions of yen)
Ordinary profit	119.6	51.2	203.1		55.7
Dividends on investments in subsidiaries and affiliates	128.3	47.3	201.3		52.2
Expenses	1.0	3.0	1.3		3.5
Personnel expenses	0.4	1.7	0.6		1.8
Non-personnel expenses	0.6	1.3	0.7		1.7
Extraordinary gains	-	-	-		-
Extraordinary losses	-	-	-		-
Income before income taxes	119.6	51.2	203.1		55.7
Income taxes, current	0.2	0.0	(0.3)		1.7
Income taxes, deferred	(5.3)	0.7	1.2		
Net income	124.7	50.5	202.2		54.0
(Dividend)					(Billions of yen, yen, %)
Distributable profit	160.6	677.3			658.8
Dividend (including interim dividend)	33.3	46.4	-		52.2
Dividend of common stock	17.4	17.4	-		23.2
Dividend of preferred stock <public funds>	14.5	14.5	-		14.5
Dividend of preferred stock <others>	1.4	14.5	-		14.5
Dividend per share (common stock) (yen)	3,000	3,000	-		4,000
Dividend per share (Type 1 preferred stock) (yen)	10,500	10,500	-		10,500
Dividend per share (Type 2 preferred stock) (yen)	28,500	28,500	-		28,500
Dividend per share (Type 3 preferred stock) (yen)	13,700	13,700	-		13,700
Dividend per share (Type 4 preferred stock 1st to 12th Series) (yen)	19,500	135,000	-		135,000
Dividend per share (Type 4 preferred stock 13th Series) (yen)	3,750	67,500	-		67,500
Dividend rate (preferred stock <public funds>)	1.11	1.11	-		1.11
Dividend rate (preferred stock <others>)	0.28	2.93	-		2.93
Payout ratio	15.99	80.97	-		92.80
(Financial indicators)					(%)
ROE (Net income / Stockholders' equity <average balance>)	4.69	1.59	12.40		1.70
ROA (Net income / Total assets <average balance>)	4.47	1.50	11.67		1.59

*Retained earnings excluding Earned surplus reserve.

(Table 1-1) Trend and Plan of Income [Sumitomo Mitsui Banking Corporation (Non-consolidated)]

	FY02 Actual*1	FY03 Actual	1st half, FY04 Actual		FY04 Plan
(Scale)<Average balance for Assets and Liabilities, term-end balance for Stockholders' equity>					(Billions of yen)
Total assets	98,922.7	94,506.6	95,627.1		91,300.0
Loans and bills discounted	59,391.4	54,244.9	50,627.7		55,700.0
Securities	23,130.4	23,815.1	24,058.1		20,100.0
Trading assets	1,185.6	2,993.7	4,894.0		1,200.0
Deferred tax assets <term-end balance>	1,814.6	1,590.5	1,631.6		1,640.0
Total liabilities	95,396.2	92,362.4	93,499.5		89,000.0
Deposits, NCD	64,576.5	62,553.4	64,446.4		58,900.0
Bonds	-	-	-		-
Trading liabilities	242.4	1,842.5	3,869.1		200.0
Deferred tax liabilities <term-end balance>	-	-	-		-
Deferred tax liabilities for Land revaluation <term-end balance>	57.9	55.5	57.3		53.6
Total stockholders' equity	2,279.2	2,870.9	2,756.8		2,496.4
Capital stock	560.0	560.0	560.0		560.0
Capital reserve	879.7	879.7	904.9		879.7
Other capital surplus	357.6	357.6	357.6		357.6
Earned surplus reserve	-	-	-		-
Retained earnings*2	414.5	676.1	592.1		672.4
Land revaluation excess	85.3	81.1	83.7		78.8
Net unrealized gains (losses) on other securities	(17.9)	316.4	258.5		(52.1)
Treasury stock	-	-	-		-
(Income)					(Billions of yen)
Gross banking profit	1,760.6	1,584.1	762.7		1,600.0
Interest income	1,647.1	1,392.3	647.0		1,840.0
Interest expenses	423.8	305.3	156.1		680.0
Net fees and commissions	194.7	226.9	127.8		260.0
Net trading income	196.0	280.7	21.1		170.0
Net other operating income (loss)	146.6	(10.5)	122.9		10.0
Gains (losses) on bonds	135.7	22.7	26.7		0.0
Banking profit (excluding transfer to general reserve for possible loan losses)	1,113.6	1,000.1	471.6		1,000.0
Banking profit	875.5	1,000.1	821.3		1,000.0
Transfer to general reserve for possible loan losses	238.1	-	(349.7)		0.0
Expenses	647.0	584.0	291.1		600.0
Personnel expenses	253.9	221.3	104.3		234.0
Non-personnel expenses	357.7	332.2	168.5		333.0
Credit related costs*3	836.4	869.2	805.5		450.0
Gains (losses) on stocks	(635.7)	103.9	44.8		0.0
Losses on devaluation of stocks	527.5	10.7	14.8		
Ordinary profit (loss)	(597.2)	185.1	125.2		480.0
Extraordinary gains*3	6.0	166.8	0.7		(30.0)
Extraordinary losses	79.8	33.1	12.8		
Income taxes, current	40.3	12.7	(5.7)		200.0
Income taxes, deferred	(233.0)	5.0	0.2		
Net income (loss)	(478.3)	301.1	118.6		250.0
(Dividend)					(Billions of yen, yen, %)
Distributable profit	629.5	793.0			853.1
Dividend (including interim dividend)					
Dividend of common stock					
Dividend of preferred stock <public funds>					
Dividend of preferred stock <others>					
Dividend per share (common stock) (yen)					
Dividend rate (preferred stock <public funds>)					
Dividend rate (preferred stock <others>)					
Payout ratio					

	FY02 Actual*1	FY03 Actual	1st half, FY04 Actual		FY04 Plan
(Financial indicator)					(%)
Yield on interest earning assets (A)	1.86	1.71	1.63		2.25
Interest earned on loans (B)	1.84	1.79	1.83		2.30
Interest earned on securities	1.11	1.04	0.99		1.33
Total cost of funding (including expenses) (C)	1.22	1.07	1.08		1.37
Interest paid on deposits (including NCD) (D)	0.23	0.14	0.13		0.34
Expense ratio (E)	0.99	0.93	0.89		1.01
Personnel expense ratio	0.39	0.35	0.32		0.39
Non-personnel expense ratio	0.55	0.52	0.52		0.56
Overall interest spread (A) - (C)	0.64	0.64	0.54		0.88
Interest spread (B) - (D) - (E)	0.61	0.72	0.80		0.95
Non-interest income ratio	11.05	14.32	16.74		16.25
OHR (Expenses / Gross banking profit)	36.74	36.86	38.17		37.50
ROE (Banking profit*5 / Stockholders' equity <average balance>)	40.52	38.83	33.42		41.71
ROA*4	1.12	1.12	1.04		1.15

*1 The figures for Income and Average balance include those for the former Sumitomo Mitsui Banking Corporation before merger. (From April 1, '02 to March 16, '03).

*2 The figures are combined figures for Voluntary reserves and Unappropriated retained earnings.

*3 For FY03, Extraordinary gains include JPY 65.8 billion of Reversal of loan loss reserves and Reversal of reserve for losses on loans sold.
Accordingly, Total credit cost for FY03 (Credit related costs + Reversal of loan loss reserves + Reversal of reserve for losses on loans sold) was JPY 803.4 billion.

*4 FY02: Banking profit (excluding transfer to general reserve for possible loan losses) / Total assets <average balance>
FY03 and after: Banking profit (excluding transfer to general reserve for possible loan losses) / (Total assets - Customers' liabilities for acceptances and guarantees) <average balance>

*5 Excluding transfer to general reserve for possible loan losses.

(Reference) Trend and Plan of Income [Sumitomo Mitsui Banking Corporation + Sumitomo Mitsui Card Company, Ltd.
+ SMBC Leasing Company, Ltd. + The Japan Research Institute, Ltd.]

	FY02 Actual	FY03 Actual	1st half, FY04 Actual	FY04 Plan
(Scale)<Average balance for Assets and Liabilities, term-end balance for Stockholders' equity>				(Billions of yen)
Total assets	101,326.1	96,902.8	98,090.6	93,860.0
Total liabilities	97,528.0	94,488.6	95,679.5	91,280.0
Total stockholders' equity	2,541.7	3,148.5	3,046.0	2,787.0
Capital stock	662.6	662.6	662.6	662.6
Capital reserve	961.2	961.2	986.4	961.2
Other capital surplus	413.8	399.0	399.0	398.9
Earned surplus reserve	1.0	1.0	1.0	1.0
Retained earnings*1	436.6	718.2	646.7	739.1
Land revaluation excess	85.3	81.1	83.7	78.8
Net unrealized gains (losses) on other securities	(18.8)	325.3	266.6	(54.6)
Treasury stock	-	-	-	-
(Income)				(Billions of yen)
Total net business profits*2	1,157.8	1,049.6	495.9	1,058.0
Ordinary profit (loss)	(563.7)	225.9	147.1	531.0
Extraordinary gains (losses)	(66.3)	134.4	(9.9)	(30.0)
Income taxes, current Income taxes, deferred	(176.7)	36.2	3.7	222.0
Net income (loss)	(453.3)	324.2	133.5	279.0
(Dividend)				(Billions of yen, %)
Distributable profit <including the holding company>	866.8	1,553.8		1,617.6
Payout ratio (for Common stock of the holding company)	-	5.89	-	9.28
(Financial indicator)				(%)
ROE (Total net business profits / Stockholders' equity <average balance>)	45.55	36.89	32.02	39.54
ROA (Total net business profits / Total assets <average balance>)	1.14	1.08	1.01	1.12

*1 Retained earnings excluding Earned surplus reserve.

*2 The figures are combined figures for Banking profit of Sumitomo Mitsui Banking Corporation and Operating profit of other three companies

(Reference) Retained Earnings [Sumitomo Mitsui Financial Group, Inc. + Sumitomo Mitsui Banking Corporation
+ Sumitomo Mitsui Card Company, Ltd. + SMBC Leasing Company, Ltd. + The Japan Research Institute, Ltd.]

(Billions of yen)

	FY03 Actual	1st half, FY04 Actual	FY04 Plan
Retained earnings*	1,796.4	1,880.8	1,798.3
Other capital surplus	898.5	898.5	898.5

* The sum of Retained earnings of Sumitomo Mitsui Financial Group, Inc., Sumitomo Mitsui Banking Corporation, Sumitomo Mitsui Card Company, Ltd., SMBC Leasing Company, Ltd., and The Japan Research Institute, Ltd.

(Table 1-2) Trend of Income [Sumitomo Mitsui Financial Group (Consolidated)]

(Scale)<term-end balance> (Billions of yen)

	FY03 Actual	1st half, FY04 Actual	FY04 Forecast
Total assets	102,215.2	101,054.2	
Loans and bills discounted	55,382.8	55,422.0	
Securities	27,049.9	24,073.1	
Trading assets	3,306.8	3,274.7	
Deferred tax assets	1,706.6	1,743.2	
Total liabilities	98,150.5	97,015.8	
Deposits, NCD	68,852.9	70,658.3	
Bonds	-	-	
Trading liabilities	1,873.2	1,780.1	
Deferred tax liabilities	40.2	46.8	
Deferred tax liabilities for land revaluation	56.4	58.1	
Minority interests	993.7	1,017.6	
Total stockholders' equity	3,070.9	3,020.9	
Capital stock	1,247.7	1,247.7	
Capital surplus	865.3	866.9	
Retained earnings	611.2	612.4	
Land revaluation excess	96.5	99.5	
Net unrealized gains (losses) on other securities	325.0	270.3	
Foreign currency translation adjustments	(71.8)	(73.5)	
Treasury stock	(3.0)	(2.3)	

(Income) (Billions of yen)

	FY03 Actual	1st half, FY04 Actual	FY04 Forecast
Ordinary income	3,552.5	1,778.2	3,450.0
Interest income	1,591.3	752.5	
Fees and commissions	501.4	282.7	
Trading profits	305.0	30.9	
Other operating income	946.5	551.8	
Other income	208.3	160.3	
Ordinary expenses	3,209.7	1,664.1	
Interest expenses	310.3	156.7	
Fees and commissions	76.9	46.6	
Trading losses	0.9	0.6	
Other operating expenses	886.6	394.1	
General and administrative expenses	866.5	423.6	
Other expenses	1,068.4	642.5	
Write-off of loans	660.4	391.2	
Transfer to reserve for possible loan losses	-	165.3	
Transfer to general reserve for possible loan losses	-	(240.2)	
Transfer to specific reserve for possible loan losses	-	408.3	
Ordinary profit	342.8	114.1	470.0
Extraordinary gains*	117.0	2.7	
Extraordinary losses	55.0	20.1	
Income before income taxes	404.9	96.7	
Income taxes, current	24.3	9.0	
Income taxes, deferred	8.6	5.3	
Minority interests in net income	41.6	29.1	
Net income	330.4	53.4	180.0

* For FY03, Extraordinary gains include JPY 14.8 billion of Reversal of loan loss reserves and Reversal of reserve for losses on loans sold.

(Table 2) Capital Ratio (BIS Guidelines)

<Sumitomo Mitsui Financial Group (Consolidated)> (Billions of yen)

	FY02 Actual	FY03 Actual	1st half, FY04 Actual		FY04 Plan
Capital stock	1,247.7	1,247.7	1,247.7		1,247.7
Noncumulative perpetual preferred stock	-	-	-		-
Capital surplus	856.2	865.3	866.9		858.4
Retained earnings*2	278.4	564.8	612.4		651.3
Minority interests in consolidated subsidiaries	996.9	990.4	1,012.1		1,017.2
Preferred securities	840.1	814.0	823.6		839.8
Net unrealized losses on other securities	(24.2)	-	-		(58.4)
Treasury stock	(15.2)	(3.0)	(2.3)		0.0
Foreign currency translation adjustments	(53.5)	(71.8)	(73.5)		(53.5)
Goodwill	(0.3)	(0.1)	(0.1)		(0.3)
Consolidated adjustment account	(30.0)	(21.7)	(17.5)		(17.8)
Others	-	-	-		-
Total Tier I	3,255.9	3,571.6	3,645.6		3,644.6
<Tax effect>	<1,912.2>	<1,666.4>	<1,696.4>		<1,720.0>
Unrealized gains on securities	-	249.4	208.9		-
Land revaluation excess	71.7	68.5	71.1		66.8
General reserve for possible loan losses	739.6	740.1	601.7		731.3
Perpetual subordinated liabilities	569.1	755.6	826.1		601.4
Others	-	-	-		-
Total upper Tier II	1,380.4	1,813.6	1,707.8		1,399.5
Dated subordinated liabilities, preferred stock	1,581.3	1,603.0	1,711.6		1,563.5
Others	-	-	-		-
Total lower Tier II	1,581.3	1,603.0	1,711.6		1,563.5
Total Tier II	2,961.6	3,416.5	3,419.4		2,962.9
<Tier II capital included as qualifying capital>	<2,961.6>	<3,416.5>	<3,419.4>		<2,962.9>
Tier III	-	-	-		-
Deductions	(238.6)	(250.8)	(443.6)		(260.7)
Total capital	5,978.9	6,737.4	6,621.4		6,346.8

(Billions of yen)

	FY02 Actual	FY03 Actual	1st half, FY04 Actual		FY04 Plan
Risk-adjusted assets	59,166.9	59,204.1	60,539.1		58,500.0
On-balance-sheet items	55,417.7	54,649.9	55,088.4		54,700.0
Off-balance-sheet items	3,525.4	4,283.3	5,165.1		3,550.0
Others*3	223.8	270.8	285.7		250.0

(%)

	FY02 Actual	FY03 Actual	1st half, FY04 Actual		FY04 Plan
Capital ratio	10.10	11.37	10.93		10.84
Tier I ratio	5.50	6.03	6.02		6.23

*1 Assumptions on yen / dollar exchange rate for FY04: $1=120.00 yen.

*2 Expected outflows are excluded from the stated figures.

*3 Obtained by dividing amounts equivalent to market risk by 8%.

(Table 2) Capital Ratio (BIS Guidelines)

<Sumitomo Mitsui Banking Corporation (Non-consolidated)> (Billions of yen)

	FY02 Actual	FY03 Actual	1st half, FY04 Actual		FY04 Plan
Capital stock	560.0	560.0	560.0		560.0
Noncumulative perpetual preferred stock	-	-	-		-
Capital reserve	879.7	879.7	904.9		879.7
Other capital surplus	357.6	357.6	357.6		357.6
Earned surplus reserve*2	-	-	-		-
Voluntary reserves*2	221.5	221.5	221.5		221.5
Profit brought forward to next year*3	191.5	253.1	318.7		449.4
Others*4	738.9	764.5	791.1		813.5
Preferred securities	732.8	759.1	788.5		807.4
Net unrealized losses on other securities	(17.9)	-	-		(52.1)
Treasury stock	-	-	-		-
Goodwill	-	-	-		-
Total Tier I	2,931.4	3,036.4	3,153.9		3,229.6
<Tax effect>	<1,814.6>	<1,590.5>	<1,631.6>		<1,640.0>
Unrealized gains on securities	-	239.8	195.9		-
Land revaluation excess	64.4	61.5	63.4		59.5
General reserve for possible loan losses	672.6	661.7	419.3		660.0
Perpetual subordinated liabilities	569.1	755.6	861.3		601.4
Others	-	-	-		-
Total upper Tier II	1,306.1	1,718.7	1,539.9		1,320.9
Dated subordinated liabilities, preferred stock	1,557.6	1,565.6	1,671.2		1,544.7
Others	-	-	-		-
Total lower Tier II	1,557.6	1,565.6	1,671.2		1,544.7
Total Tier II	2,863.7	3,284.2	3,211.1		2,865.6
<Tier II capital included as qualifying capital>	<2,771.8>	<3,036.4>	<3,116.8>		<2,865.6>
Tier III	-	-	-		-
Deductions	(55.4)	(55.7)	(113.0)		(55.4)
Total capital	5,647.8	6,017.2	6,157.7		6,039.8

(Billions of yen)

	FY02 Actual	FY03 Actual	1st half, FY04 Actual		FY04 Plan
Risk-adjusted assets	53,807.1	52,939.7	54,224.5		52,800.0
On-balance-sheet items	50,297.7	48,816.7	49,181.0		49,300.0
Off-balance-sheet items	3,322.5	3,925.4	4,842.6		3,300.0
Others*5	187.0	197.6	201.0		200.0

(%)

	FY02 Actual	FY03 Actual	1st half, FY04 Actual		FY04 Plan
Capital ratio	10.49	11.36	11.35		11.43
Tier I ratio	5.44	5.73	5.81		6.11

*1 Assumptions on yen / dollar exchange rate for FY04: $1=120.00 yen.

*2 The figures are those excluding profits to be appropriated.

*3 The figures are Unappropriated retained earnings minus expected outflows.

*4 Amounts of Minority interests in consolidated subsidiaries and Foreign currency translation adjustments.

*5 Obtained by dividing amounts equivalent to market risk by 8%.

(Table 5) Earnings by Business Unit

(Billions of yen)

	FY03 Actual	1st half, FY04 Actual	FY04 Forecast
Net interest income	277.8	135.0	273.0
Fees and commissions + Foreign exchange	55.9	32.2	82.0
Consumer Banking Unit	333.7	167.2	355.0
Net interest income	322.4	154.1	320.0
Fees and commissions + Foreign exchange	281.8	152.1	325.0
Middle Market Banking Unit	604.2	306.2	645.0
Net interest income	104.3	47.3	98.0
Fees and commissions + Foreign exchange	70.9	38.3	95.0
Corporate Banking Unit	175.2	85.6	193.0
Marketing business	88.8	40.0	83.0
Treasury business	1.7	0.9	2.0
International Banking Unit	92.7	41.2	85.0
Net interest income	10.2	5.3	11.0
Fees and commissions + Foreign exchange	0.6	0.6	1.0
Community Banking Unit	10.8	5.9	12.0
Treasury Unit	375.8	151.2	265.0
Headquarters	(8.3)	5.4	10.0
Gross banking profit	1,584.1	762.7	1,565.0
Expenses	(584.0)	(291.1)	(585.0)
Banking profit (excluding transfer to general reserve for possible loan losses)	1,000.1	471.6	980.0

(Table 6) Restructuring Plan [Sumitomo Mitsui Financial Group + Sumitomo Mitsui Banking Corporation]

	Mar. 31, '03 Actual	Mar. 31, '04 Actual	Sep. 30, '04 Actual		Mar. 31, '05 Plan

(Number of employees and directors)

Directors	24	24	25		28
Board of directors*1	17(2)	17(2)	18(2)		21(2)
Auditors*1	7(3)	7(3)	7(3)		7(3)
Employees*2	24,024	22,348	22,431		21,300

*1 Figures in the brackets indicate the number of those who are not full-time attendants.

*2 Registered employees, excluding executive officers, contract employees and temporary recruited.

(Number of offices)

Domestic branches*1	437	435	430		435
Overseas branches*2	20	20	20		19
(Reference) Overseas subsidiaries*3	26	25	25		26

*1 Excluding sub-branches, agencies, specialized branches for receiving money transfers, specialized branches for controlling ATMs in convenience stores and International Business Operations Department.

*2 Excluding sub-branches and representative offices.

*3 Excluding overseas subsidiaries with ownership of 50% or less.

	FY02 Actual	FY03 Actual	1st half, FY04 Actual		FY04 Plan

(Personnel expenses)

Personnel expenses (Millions of yen)	254,346	222,969	104,863		235,800
Salary and remuneration (Millions of yen)	205,602	172,562	85,098		181,000
Average monthly salary (Thousands of yen)	508	496	488		502

(Note) Average age of the employees is 38.5 years (as of September 30, '04)

(Remuneration and bonus of directors) (Millions of yen)

Remuneration and bonus of directors*1	763	512	282		760
Remuneration	763	512	282		760
Bonus	0	0	0		0
Average remuneration and bonus of full-time directors	(*2) 27	25	26		31
Average retirement allowances of directors	63	(*2) 43	33		87

*1 Sum of those included in personnel expenses and profit appropriation, including rewards as executive officers in case concurrently appointed.

*2 Excluding those of former Wakashio Bank.

(Non-personnel expenses) (Millions of yen)

Non-personnel expenses*1	355,248	328,764	166,994		329,800
System related cost*2	90,486	76,929	38,399		82,800
Other than system related cost	264,762	251,835	128,595		247,000

*1 Excluding the fees for management guidance from subsidiaries to parent.

*2 Including leasing expenses and other related costs.

(Personnel expenses + Non-personnel expenses) (Millions of yen)

Personnel expenses + Non-personnel expenses	609,594	551,733	271,857		565,600

(Table 7) Domestic Subsidiaries and Affiliates (*1)

(Billions of yen)

Company Name	Main Business	Latest Fiscal Term	Total Asset	(*2) Total Borrowing	(*3,*4) SMFG, SMBC portion	Stockholder's Equity	(*4) SMFG, SMBC portion	Operating Profit	Net Income	(*5) Consolidated / Equity Method
[Sumitomo Mitsui Financial Group]										
Sumitomo Mitsui Card Company, Limited	Credit card services	Sep. '04	840.3	325.0	19.0	110.5	155.7	12.9	8.0	Consolidated
SMBC Leasing Company, Limited	Leasing	Sep. '04	1,744.4	1,241.8	109.5	150.6	143.4	10.8	6.5	Consolidated
The Japan Research Institute, Limited	System engineering, data processing, management consulting, and economic research	Sep. '04	69.9	21.2	13.8	28.1	20.0	1.1	0.4	Consolidated
SMFG Corporate Recovery Servicer Co., Ltd.	Corporate recovery consulting and servicer	Sep. '04	0.7	-	-	0.6	0.4	(0.0)	(0.0)	Consolidated
Daiwa Securities SMBC Co. Ltd.	Securities	Sep. '04	9,196.1	5,457.5	62.2	393.7	163.2	36.6	22.3	Equity Method
Daiwa SB Investments Ltd.	Investment advisory and investment trust management	Sep. '04	13.1	-	-	9.0	8.0	1.0	0.6	Equity Method
[Sumitomo Mitsui Banking Corporation]										
THE MINATO BANK, LTD.	Commercial banking	Sep. '04	2,769.6	78.3	37.0	81.7	4.8	3.1	1.4	Consolidated
Kansai Urban Banking Corporation	Commercial banking	Sep. '04	2,226.3	28.0	23.0	70.0	37.1	7.2	4.8	Consolidated
The Kangin Lease Company, Limited	Leasing	Sep. '04	32.1	26.1	15.3	3.8	-	0.3	0.2	Consolidated
The Japan Net Bank, Limited	Commercial banking via Internet	Sep. '04	312.1	129.9	-	7.7	11.4	0.4	0.4	Consolidated
SMBC Guarantee Co., Ltd.	Credit guarantee	Sep. '04	8,238.4	-	-	162.8	-	(108.6)	(109.8)	Consolidated
The SC Card Business Company, Limited	Service for credit card members	Sep. '04	3.5	0.8	0.8	0.8	-	0.4	0.2	Consolidated
SAKURA CARD CO., Ltd.	Credit card services	Sep. '04	187.2	38.2	18.1	16.2	10.7	0.7	0.5	Consolidated
At-Loan Co., Ltd.	Personal loans	Sep. '04	117.7	98.0	98.0	0.7	13.0	0.0	0.1	Consolidated
SMBC Capital Co., Ltd.	Venture capital	Sep. '04	16.0	11.3	11.3	3.6	1.7	1.1	0.5	Consolidated
SMBC Consulting Co., Ltd.	Management consulting and information service	Sep. '04	4.2	-	-	2.6	1.8	0.5	0.2	Consolidated
SMBC Finance Service Co., Ltd.	Factoring, loans and collecting agent	Sep. '04	679.3	324.0	258.5	70.9	-	5.8	4.8	Consolidated
SMBC Mortgage Co., Ltd.	Loans	Sep. '04	268.8	248.3	248.3	16.2	4.1	0.1	2.2	Consolidated
Financial Link Company, Limited	Data processing service and e-trading consulting	Sep. '04	0.1	-	-	0.0	-	0.0	0.0	Consolidated
SMBC Friend Securities Co., Ltd.	Securities	Sep. '04	209.9	-	-	119.9	39.6	10.4	9.3	Consolidated
Sakura KCS Corporation	System engineering and data processing	Sep. '04	18.2	0.2	0.2	12.7	0.2	0.2	0.2	Consolidated
Sakura Information Systems Co., Ltd.	System engineering and data processing	Sep. '04	13.4	1.5	1.5	7.5	0.0	1.0	(0.0)	Consolidated
Global Factoring Co., Ltd.	Factoring	Sep. '04	321.4	241.5	241.5	0.1	-	0.0	0.0	Consolidated
Promise Co., Ltd.	Consumer finance	Sep. '04	1,663.8	867.9	1.8	749.4	145.4	62.2	37.0	Equity Method
Sumitomo Mitsui Asset Management Company, Limited	Investment advisory and investment trust management	Sep. '04	19.6	-	-	13.7	3.4	1.1	1.1	Equity Method
Japan Pension Navigator Co., Ltd.	Operation and administration of defined contribution pension plans	Sep. '04	1.6	-	-	1.4	0.5	(0.3)	(0.3)	Equity Method
QUOQ Inc.	Shopping credit and credit card services	Sep. '04	911.1	472.5	109.0	39.2	2.9	2.8	1.4	Equity Method
[SMBC Leasing Company, Limited]										
SMBC Auto Leasing Company, Limited	Leasing	Sep. '04	213.1	151.8	12.4	12.1	-	1.8	0.8	Consolidated
Mazda Auto Leasing Company, Limited	Leasing	Sep. '04	13.3	10.3	2.0	1.8	-	0.4	0.2	Consolidated
Space Service LLC.	Leasing	Sep. '04	5.4	4.3	2.8	(0.0)	-	(0.0)	(0.0)	Consolidated
SBL Partners LLC.	Factoring	Jun. '04	16.1	15.4	15.4	0.0	-	0.0	0.0	Consolidated
The San-in General Lease Company Limited	Leasing	Sep. '04	48.1	39.8	2.7	5.3	0.2	0.8	0.5	Equity Method
Miegin General Leasing Co.Ltd.	Leasing	Sep. '04	12.3	9.7	0.7	1.5	0.1	0.1	0.1	Equity Method
[Daiwa Securities SMBC Co. Ltd.]										
Daiwa Securities SMBC Principal Investments Co. Ltd.	Investments	Sep. '04	82.0	66.8	10.0	13.0	-	2.2	1.3	Equity Method

(Table 7) Overseas Subsidiaries and Affiliates (*1)

(Millions of local currency, except Indonesia (in Billions))

Company Name	Main Business	Currency	Latest Fiscal Term	Total Asset	(*2) Total Borrowing	(*3,*4) SMFG, SMBC portion	Stockholder's Equity	(*4) SMFG, SMBC portion	Operating Profit	Net Income	(*5) Consolidated / Equity Method
[Sumitomo Mitsui Banking Corporation]											
Sumitomo Mitsui Banking Corporation Europe Limited	Commercial banking	US$	Sep. '04	13,091	10	4,523	1,744	1,700	19	22	Consolidated
Manufacturers Bank	Commercial banking	US$	Jun. '04	1,679	11	4	201	283	11	11	Consolidated
Sumitomo Mitsui Banking Corporation of Canada	Commercial banking	CAN$	Jul. '04	1,327	27	27	156	122	1	1	Consolidated
Banco Sumitomo Mitsui Brasileiro S.A.	Commercial banking	R$	Jun. '04	1,261	585	472	342	302	41	29	Consolidated
PT Bank Sumitomo Mitsui Indonesia	Commercial banking	RPIAH	Jun. '04	6,182	1,051	2,241	1,062	982	(15)	(12)	Consolidated
SMBC Leasing and Finance, Inc.	Leasing	US$	Jun. '04	1,445	212	263	742	690	37	16	Consolidated
SMBC Capital Markets, Inc.	Investment and derivatives	US$	Jun. '04	4,005	333	1,972	958	609	38	29	Consolidated
SMBC Capital Markets Limited	Investment and derivatives	US$	Jun. '04	1,052	161	-	344	300	4	4	Consolidated
Sumitomo Mitsui Finance Australia Limited	Finance	A$	Jun. '04	2,312	1,875	2,020	174	159	14	10	Consolidated
SMBC Securities, Inc.	Securities	US$	Jun. '04	81	31	25	43	40	2	1	Consolidated
Sakura Capital Funding (Cayman) Limited	Finance	US$	Jun. '04	93	92	90	0	0	0	0	Consolidated
Sakura Finance (Cayman) Limited	Finance	US$	Jun. '04	2,108	2,102	1,792	0	0	0	0	Consolidated
Sumitomo Finance International plc	Investments	STG	Jun. '04	239	8	8	125	200	(2)	(2)	Consolidated
SMBC International Finance N.V.	Finance	US$	Jun. '04	3,665	3,630	3,570	1	0	0	0	Consolidated
BSL Leasing Co., Ltd.	Leasing	TBAH	Jun. '04	2,360	1,627	418	209	6	14	10	Equity Method
SBCS Company Limited	Investments and consulting	TBAH	Jun. '04	474	198	198	273	14	21	21	Equity Method
[SMBC Leasing Company, Limited]											
SMBC Leasing (Singapore) Pte. Ltd.	Leasing	S$	Jun. '04	136	111	88	4	-	0	0	Consolidated
SMBC Leasing (Hong Kong) Limited	Leasing	HK$	Jun. '04	552	460	325	52	-	1	1	Consolidated
SMBC Leasing (Thailand) Co., Ltd.	Leasing	TBAH	Jun. '04	4,156	1,985	1,891	211	-	23	16	Consolidated
SMBC Leasing (Malaysia) Sdn. Bhd.	Leasing	RM	Jun. '04	141	122	112	7	-	1	0	Consolidated
P.T. EXIM SB Leasing	Leasing	RPIAH	Jun. '04	194	243	160	(143)	0	(13)	(13)	Consolidated

(*1) Only the subsidiaries and affiliates which borrowed over one hundred million yen from Sumitomo Mitsui Financial Group or Sumitomo Mitsui Banking Corporation are indicated in the table.
Financial data of foreign subsidiaries and affiliates are denoted by local currency (in millions, except Indonesia (in billions)).
(*2) Including bonds and commercial papers.
(*3) Including guarantees.
(*4) Indicated as the combined basis of Sumitomo Mitsui Financial Group (SMFG) and Sumitomo Mitsui Banking Corporation (SMBC).
(*5) Based on Sumitomo Mitsui Financial Group's consolidated financial results.
(*6) For the companies reporting Operating losses, Net losses or Retained losses, projection of income and position in the group strategy of SMFG and SMBC are described in the next page.
(*7) <Scope of consolidation>
-From this interim term, eight companies including SMBC Finance Business Planning Co., Ltd. were newly consolidated due to establishment.
-From this interim term, former Minato Card Co., Ltd. was excluded from the scope of consolidation because it was no longer a subsidiary due to merger.
-From this interim term, six companies including SMLC Indus Co., Ltd. became non-consolidated subsidiaries that are not accounted for by the equity method because they became silent partnerships for lease transactions.
-From this interim term, five companies including Promise Co., Ltd. newly became affiliated companies accounted for by the equity method due to acquirement of shares.
-From this interim term, three companies including Sony Bank Incorporated were excluded from the scope of affiliated companies due to decrease in ratio of voting share ownership and other reasons.

Details of (*6)

Company name	Earnings projections	Strategic position within the Group
SMFG Corporate Recovery Servicer Co., Ltd.	Secure positive bottom line in FY04.	Joint venture company for corporate recovery with Goldman Sachs (Japan) Ltd., Daiwa Securities SMBC Principal Investments Co. Ltd. and Development Bank of Japan
The Japan Net Bank, Limited	Expected to be in the black in FY04.	Internet specialized bank
SMBC Guarantee Co., Ltd.	Sumigin Guarantee Company, Limited became a wholly-owned subsidiary of SMBC Guarantee Co., Ltd. in Mar. 2002. Expected to be in the black on consolidated basis in FY05.	SMBC's housing loan guarantee subsidiary
The SC Card Business Company, Limited	Secure positive bottom line in FY04.	Company providing services to Sumitomo Mitsui Card Company' card holders
At-loan Co., Ltd.	Expected to be in the black in FY04.	Strategic subsidiary specialized in consumer loans
SMBC Finance Service Co., Ltd.	Secure positive bottom line in FY04.	Subsidiary to provide finance, factoring and collecting services
SMBC Mortgage Co., Ltd.	Secure positive bottom line in FY04.	Finance subsidiary
Financial Link Company, Limited	Expected to be in the black in FY04.	Strategic subsidiary that coordinates financial services such as outsourcing of settlement operations and fund administration with SMBC and group companies
Sakura Information System Co., Ltd.	Secure positive bottom line in FY04.	System engineering and data processing business
Japan Pension Navigator Co., Ltd.	Financial condition is recovering thanks to rapid growth in the defined contribution pension plan market, but expected to remain in the red because depreciation of initial systems investment will be a burden on earnings.	Core company in defined contribution pension plan business
Space Service LLC.	Secure positive bottom line in the fiscal year ended Sep. 2005.	SPC of SMBC Leasing Company
PT Bank Sumitomo Mitsui Indonesia	Expected to secure positive bottom line in the fiscal year ended Dec. 2004.	Subsidiary bank in Indonesia
Sumitomo Finance International plc	Secured positive bottom line in the fiscal year ended Dec. 2003, aiming at securing positive bottom line in the consecutive fiscal year ended Dec. 2004.	Investment company
SMBC Leasing (Singapore) Pte. Ltd.	Secure positive bottom line in the fiscal year ended Dec. 2004.	Overseas subsidiary of SMBC Leasing Company
SMBC Leasing (Hong Kong) Limited	Secure positive bottom line in the fiscal year ended Dec. 2004.	Overseas subsidiary of SMBC Leasing Company
P.T.EXIM SB Leasing	Concentrate on collecting loans with a view of liquidation of the company	Overseas subsidiary of SMBC Leasing Company

(Table 10) Loans and Bills Discounted [Sumitomo Mitsui Banking Corporation (Non-consolidated)]

(Balance) (Billions of yen)

		Mar. 31, '04 Actual (A)	Sep. 30, '04 Actual (B)		Mar. 31, '05 Plan (C)
Domestic	including Impact loans	48,182.6	47,838.9		48,282.6
	excluding Impact loans	47,502.4	47,213.6		47,602.4
Small- and medium-sized enterprises*	including Impact loans	18,954.4	17,872.9		18,574.4
	excluding Impact loans	18,675.7	17,613.4		18,295.7
Loans with guarantee of credit guarantee corporation		1,718.1	1,597.5		1,518.1
Individuals (excluding business loans)		13,130.8	13,249.8		13,930.8
Housing loans		11,716.3	11,901.5		12,516.3
Others		16,097.4	16,716.2		15,777.4
Overseas		2,627.5	2,884.7		2,627.5
Total		50,810.1	50,723.6		50,910.1

* Small and Medium-sized enterprises = Loans to following enterprises excluding subsidiaries and affiliates
- -Wholesaling enterprise whose capital is JPY 100 million or less or number of employees is 100 or less
- -Services enterprise whose capital is JPY 50 million or less or number of employees is 100 or less
- -Retailing and catering enterprise whose capital is JPY 50 million or less or number of employees is 50 or less
- -Other enterprise whose capital is JPY 300 million or less or number of employees is 300 or less
- -Unincorporated enterprise

[Excerpt from the original Japanese report]
As a result of the review based on the purpose of the Financial Function Early Strengthening Law, SMFG herewith revises its results and plan concerning the balance of loans to small- and medium-sized enterprises as follows.

(Billions of yen)

	Before	After	Revision
Mar. 31, 2003	21,291.3	21,229.9	(61.4)
Change* from Mar. 31, 2002	(729.7)	(791.1)	(61.4)
Sep. 30, 2003	20,227.2	20,163.2	(64.0)
Change* from Mar. 31, 2003	+5.8	+3.2	(2.6)
Mar. 31, 2004	18,705.7	18,675.7	(30.0)
Change* from Mar. 31, 2003	+261.9	+293.3	+31.4
Mar. 31, 2005 (Plan)	18,325.7	18,295.7	(30.0)

(Note) "Impact loans" are not included in the table above.
*Change of balance reflecting such factors as shown on the next page.

(Balance reflecting the factors shown on the next page)

(Billions of yen)

		1st half, FY04 Actual (B)-(A)+(a)		FY04 Plan (C)-(A)+(b)
Domestic	including Impact loans	1,238.1		900.0
	excluding Impact loans	1,293.0		900.0
Small- and medium-sized enterprises	including Impact loans	83.3		70.0
	excluding Impact loans	102.5		70.0

(Factors for reduction in loans)

(Billions of yen)

	1st half, FY04 Actual (a)			FY04 Plan (b)	
		Small and medium-sized enterprises			Small and medium-sized enterprises
Loan losses	1,317.8	1,066.4			
Direct write-offs*1	61.2	18.8			
Direct reduction*2	606.5	591.1			
Secondary losses on loans sold to CCPC*3	0.0	0.0			
Sales of loans to RCC*4	1.5	1.5			
Sales of problem assets to others	113.1	80.7			
Others*5	535.5	374.3			
Sales and securitization of loans*6	(26.6)	(115.3)			
Private placement of bonds, etc.*7	290.6	213.7			
Subsidiaries etc.*8	0.0	0.0			
Total	1,581.8	1,164.8		800.0	450.0

(Note) "Impact loans" are not included in the table above.

*1 Direct write-offs which are allowed to be tax deductible.

*2 Direct reduction reduced in this fiscal year.

*3 Losses due to the disposition of collaterals of loans sold to CCPC, etc.

*4 Losses due to the sales of loans to the specific bank defined in Article 53 of Financial Reconstruction Law.

*5 Decrease through other measures of disposing non-performing loans

*6 Mainly sales and securitization of normal loans.

*7 Amount of credits that are virtually equivalent to loans, such as private placement of bonds, etc.

*8 Loans to consolidated subsidiaries and subsidiaries under equity method which contribute to encouraging smooth provision of credit to small and medium-sized enterprises.

(Table 13) Problem Assets Based on the Financial Reconstruction Law

(Billions of yen)

	Mar. 31, '04 Actual Non-consolidated	Mar. 31, '04 Actual Consolidated	Sep. 30, '04 Actual Non-consolidated	Sep. 30, '04 Actual Consolidated
Bankrupt and quasi-bankrupt assets	361.6	485.9	581.1	707.3
Doubtful assets	1,202.7	1,409.1	1,124.1	1,313.3
Substandard loans	1,246.9	1,441.2	779.2	945.0
Sub-total	2,811.2	3,336.2	2,484.4	2,965.6
Normal assets	52,874.4	56,127.5	53,673.4	57,067.8
Total	55,685.6	59,463.7	56,157.8	60,033.4

(Note) Non-consolidated figures: Non-consolidated figures of Sumitomo Mitsui Banking Corporation.

Reserve for Possible Loan Losses

(Billions of yen)

	Mar. 31, '04 Actual Non-consolidated	Mar. 31, '04 Actual Consolidated	Sep. 30, '04 Actual Non-consolidated	Sep. 30, '04 Actual Consolidated
General reserve	769.0	837.7	419.3	601.7
Specific reserve	474.0	577.0	538.4	615.8
Loan loss reserve for specific overseas countries	7.8	7.8	4.9	4.9
Sub-total	1,250.8	1,422.5	962.6	1,222.4
Reserve for possible losses on loans sold to CCPC	-	-	-	-
Total	1,250.8	1,422.5	962.6	1,222.4

(Note) Non-consolidated figures: Non-consolidated figures of Sumitomo Mitsui Banking Corporation.

(Table 14) Risk-Monitored Loans

(Billions of yen)

	Mar. 31, '04 Actual Non-consolidated	Mar. 31, '04 Actual Consolidated	Sep. 30, '04 Actual Non-consolidated	Sep. 30, '04 Actual Consolidated
Bankrupt loans (A)	67.2	96.4	59.2	87.0
Non-accrual loans (B)	1,460.8	1,767.9	1,552.4	1,844.1
Past due loans (3 months or more) (C)	47.6	51.5	46.8	52.9
Restructured loans (D)	1,199.3	1,382.2	732.4	884.7
(1) Reduction of the original interest rate	118.9	126.6	90.3	97.1
(2) Forbearance of interest payments	4.4	4.7	3.9	4.1
(3) Loans to supported companies	190.7	190.7	-	-
(4) Forbearance of principal repayments	885.1	1,056.8	637.7	779.5
(5) Others	0.2	3.4	0.5	4.0
Total (E)=(A)+(B)+(C)+(D)	2,774.9	3,298.0	2,390.8	2,868.7
Direct reduction	865.8	1,178.3	1,383.5	1,715.8
Ratio <(E) / Total loans>	5.5%	6.0%	4.7%	5.2%

(Note) Non-consolidated figures: Non-consolidated figures of Sumitomo Mitsui Banking Corporation.

(Table 15) Disposition of Problem Assets

<Sumitomo Mitsui Banking Corporation (Non-consolidated)> (Billions of yen)

	FY03 Actual	1st half, FY04 Actual	FY04 Forecast
Credit related costs (A)	1,141.3	805.5	
Transfer to specific reserve for possible loan losses	276.4	403.8	
Write-off of loans and other related losses (C)	869.2	404.5	
Write-off of loans	501.1	347.8	
Losses on sales of loans to CCPC	0.8	-	
Losses on sales of loans to RCC*1	9.3	0.2	
Losses on bulk sales	292.8	55.5	
Losses on debt forgiveness	65.2	1.0	
Transfer to reserve for possible losses from loans sold to CCPC	(0.5)	-	
Transfer to reserve for supporting specific borrowers	-	-	
Transfer to loan loss reserve for specific overseas countries	(3.8)	(2.8)	
Transfer to general reserve for possible loan losses (B)	(337.9)	(349.7)	
Total (A) + (B)	803.4	455.8	650.0

<Reference>

	FY03 Actual	1st half, FY04 Actual	FY04 Forecast
Direct write-off of loans already reserved (D)	1,243.7	367.7	-
Gross direct write-offs (C) + (D)	2,112.9	772.1	-

<Sumitomo Mitsui Financial Group (Consolidated)> (Billions of yen)

	FY03 Actual	1st half, FY04 Actual	FY04 Forecast
Credit related costs (A)	1,287.8	853.0	
Transfer to specific reserve for possible loan losses	320.7	408.3	
Write-off of loans and other related losses (C)	971.4	447.5	
Write-off of loans	595.2	390.2	
Losses on sales of loans to CCPC	1.3	-	
Losses on sales of loans to RCC*1	9.4	0.2	
Losses on bulk sales	300.3	56.1	
Losses on debt forgiveness	65.2	1.0	
Transfer to reserve for possible losses from loans sold to CCPC	(0.5)	-	
Transfer to reserve for supporting specific borrowers	-	-	
Transfer to loan loss reserve for specific overseas countries	(3.8)	(2.8)	
Transfer to general reserve for possible loan losses (B)	(331.2)	(240.2)	
Total (A) + (B)	956.6	612.8	

<Reference>

	FY03 Actual	1st half, FY04 Actual	FY04 Forecast
Direct write-off of loans already reserved (D)	1,367.2	403.1	-
Gross direct write-offs (C) + (D)	2,338.6	850.6	-

*1 Losses due to the sales of loans to the specific bank defined in Article 53 of Financial Reconstruction Law.

(Table 17) Bankruptcies in 1st half, FY04

[Sumitomo Mitsui Banking Corporation (Non-consolidated)] (Billions of yen)

Internal grading	Internal grading one year before the bankruptcy		Internal grading six month before the bankruptcy	
	Number of bankruptcies	Outstanding exposure	Number of bankruptcies	Outstanding exposure
1	0	0.0	0	0.0
2	0	0.0	0	0.0
3	1	0.9	1	0.9
4A	1	0.7	0	0.0
4B	0	0.0	1	0.7
4C	5	5.9	4	5.9
5A	6	2.0	5	2.3
5B	14	6.4	12	2.8
5C	17	5.0	17	3.0
6	11	1.1	7	0.9
7	28	14.2	30	9.6
8	14	26.8	17	30.1
9	11	5.2	27	13.7
No grading	48	4.9	35	3.2
Total	156	73.1	156	73.1

(Notes) 1. Bankruptcies with credit amount less than JPY 50 million are excluded.

2. "No grading" includes individuals and companies without financial data.

(Reference) Problem Assets Based on the Financial Reconstruction Law

(Billions of yen)

	Sep. 30, '04
Bankrupt and quasi-bankrupt assets	581.1
Doubtful assets	1,124.1
Substandard loans	779.2
Normal assets	53,673.4
Total	56,157.8

(Table 18) Unrealized Gains (Losses) (as of Sep. 30, '04)

[Sumitomo Mitsui Banking Corporation (Non-consolidated)]

Securities (Billions of yen)

		Outstanding balance	Net unrealized gains (losses)	Gains	Losses
Held-to-maturity purpose	Securities*1,*2	522.6	(5.2)	2.4	7.6
	Bond	507.5	(5.9)	1.7	7.6
	Stock	-	-	-	-
	Other	15.1	0.7	0.7	0.0
	Money held in trust*1	-	-	-	-
Subsidiaries, etc.	Securities*1,*2	1,412.7	36.6	37.3	0.7
	Bond	-	-	-	-
	Stock	524.2	36.6	37.3	0.7
	Other	888.5	-	-	-
	Money held in trust*1	-	-	-	-
Other securities	Securities*1,*2	21,659.9	457.4	628.3	170.9
	Bond	14,454.7	(62.2)	13.3	75.5
	Stock	3,057.4	558.9	607.7	48.8
	Other	4,147.8	(39.3)	7.3	46.6
	Money held in trust*1	3.8	0.2	0.3	0.1

Others (Billions of yen)

	Book value	Market value	Net unrealized gains (losses)	Gains	Losses
Premises used in business*3	319.5	302.0	(17.5)	11.3	28.8
Other premises	-	-	-	-	-
Other assets	-	-	-	-	-

*1 Unrealized gains (losses) are calculated as follows:
Securities and Money held in trust with market value: Market prices as of balance sheet date.
However, unrealized gains (losses) of stocks in "Other securities" are based on the average market price during the final month of the interim term.

*2 Securities include a following item, which are not categorized as "Securities" in the balance sheet.
Negotiable certificates of deposit included in item "Deposits with banks"
Commercial paper included in item "Commercial paper and other debt purchased"

*3 Based on revaluation of land at fair value as of Mar. 31, '98 and Mar. 31, '02 under the Revaluation Act of Land Properties and the law concerning amendment of the Law.
Book value: Book value after the revaluation.
Market value: Market value as of Sep. 30, '04.

(Table 18) Unrealized Gains (Losses) (as of Sep. 30, '04)

[Sumitomo Mitsui Financial Group (Consolidated)]

Securities (Billions of yen)

		Outstanding balance	Net unrealized gains (losses)	Gains	Losses
Held-to-maturity purpose	Securities*1,*2	559.4	(5.3)	2.4	7.7
	Bond	508.4	(5.9)	1.7	7.6
	Stock	-	-	-	-
	Other	51.0	0.6	0.7	0.1
	Money held in trust*1	-	-	-	-
Subsidiaries, etc.	Securities*1,*2	353.7	-	-	-
	Bond	-	-	-	-
	Stock	346.4	1.1	1.1	-
	Other	7.3	-	-	-
	Money held in trust*1	-	-	-	-
Other securities	Securities*1,*2	23,237.5	484.1	664.7	180.6
	Bond	15,455.2	(58.1)	18.4	76.5
	Stock	3,197.7	581.7	637.4	55.7
	Other	4,584.6	(39.5)	8.9	48.4
	Money held in trust*1	3.8	0.2	0.3	0.1

Others (Billions of yen)

	Book value	Market value	Net unrealized gains (losses)	Gains	Losses
Premises used in business*3	324.1	305.1	(19.0)	11.3	30.3
Other premises	-	-	-	-	-
Other assets	-	-	-	-	-

*1 Unrealized gains (losses) are calculated as follows;
Securities and Money held in trust with market value: Market prices as of balance sheet date.
However, unrealized gains (losses) of stocks in "Other securities" are based on the average market price during the final month of the interim term.

*2 Securities include following items, which are not categorized as "Securities" in the balance sheet:
-Negotiable certificates of deposit included in item "Deposits with banks"
-Commercial paper and claims on loan trust included in item "Commercial papers and other debt purchased"

*3 Based on revaluation of land at fair value as of Mar. 31, '98, Mar. 31, '99 and Mar. 31, '02 under the Revaluation Act of Land Properties and the law concerning amendment of the Law.
Book value: Book value after the revaluation.
Market value: Market value as of Sep. 30, '04.

(Table 19) Derivatives and Foreign Forward Contracts

[Sumitomo Mitsui Financial Group (Consolidated)]

(Billions of yen)

	Contract amount or notional amount		Credit risk equivalent amount	
	Mar. 31, '04	Sep. 30, '04	Mar. 31, '04	Sep. 30, '04
Financial futures contracts	201,054.5	146,076.0	-	-
Interest rate swaps	260,592.2	277,050.9	3,534.3	3,475.3
Currency swaps	15,400.0	16,656.2	1,178.7	1,152.4
Foreign exchange forward contracts	32,436.8	44,232.3	889.3	846.6
Interest rate options (buy)	7,373.2	6,389.5	93.5	102.3
Currency options (buy)	2,823.9	2,386.6	172.0	137.5
Other derivative instruments	29,510.8	21,925.0	57.6	94.2
Effect of Master Netting agreements	-	-	(2,942.4)	(2,872.8)
Total	549,191.4	514,716.5	2,983.1	2,935.6

(Note) Figures given above were computed according to capital adequacy guidelines set by the BIS.

Followings were also added.

- Listed transactions
- Options (sell)
- Transactions for which the original contracts have maturity of 14 days or less

(Table 20) Credit Portfolio (as of Sep. 30, '04)
[Sumitomo Mitsui Banking Corporation (Non-consolidated)]

(Billions of yen)

	Counter party with rating equivalent to BBB/Baa or higher	Counter party with rating equivalent to BB/Ba or lower	Others*	Total
Credit risk equivalent	244.7	0.0	4.8	249.5
Credit cost	0.1	0.0	0.1	0.2
Amount of credit risk	0.8	0.0	0.2	1.0

(Note) Tentative calculation for interest rate and foreign currency related derivative transactions with financial institutions located in Tokyo, New York, Hong Kong and Singapore by the Treasury Unit.
*Corporations without credit ratings by rating agencies.

平成16年12月28日

各　位

株式会社 三井住友フィナンシャルグループ
（コード番号８３１６）

株式会社ダイエーへの再生支援について

当社の連結子会社である株式会社三井住友銀行（以下、三井住友銀行という）は、取引先である株式会社ダイエー他ダイエーグループ企業11社、計12社（明細別紙。以下、ダイエーグループという）の事業再生に関し、本日、ダイエーグループならびに株式会社ユーエフジェイ銀行、株式会社みずほコーポレートと連名で株式会社産業再生機構（以下、機構という）に対し、機構法第22条に基づく再生支援の申込みを行い、同日、支援決定を受けました。

三井住友銀行は、他の金融機関等の事業再生計画への同意を条件として、下記の金融支援を行う予定でありますので、お知らせ致します。

記

1．株式会社ダイエーの概要

商号	株式会社ダイエー
所在地	兵庫県神戸市中央区港島中町4-1-1
代表者	蓮見　敏男
資本金	119,510百万円

2．金融支援の内容（予定）

債権放棄　　　　　：853億円（3社合計、別紙明細ご参照）
優先株式無償消却：480億円
実施時期　　　　　：平成16年度下期中

3．業績の見通し

本件に伴う平成17年3月期業績予想の変更はありません。

以　上

【本件に関するお問い合わせ先】
広報部　古舘　TEL:03-5512-2678

（別紙明細）

（百万円）

	社名	所在地	代表者	資本金
*	株式会社ダイエー	兵庫県神戸市中央区港島中町 4-1-1	蓮見　敏男	119,510
	株式会社キャナルシティ・オーパ	福岡県福岡市博多区住吉 1-2-22	中村　文信	400
	株式会社オレンジエステート	東京都港区芝公園 2-4-1	塩谷　眞博	500
	株式会社中合	福島県福島市栄町 5-1	宮本　直光	1,450
*	株式会社十字屋	東京都台東区柳橋 2-20-11	福本　博之	19,421
	株式会社サカエ	大阪府大阪市中央区平野町 2-2-7	河田　幸晴	307
*	株式会社日本流通リース	東京都港区芝公園 1-3-1	西村　正明	926
	株式会社西神オリエンタル開発	兵庫県神戸市西区糀台 5-6-3	栗嶋　克充	6,000
	九州スーパーマーケットダイエー株式会社	福岡県福岡市中央区荒戸 1-10-20	光石　直起	150
	株式会社浦安中央開発	東京都港区芝公園 2-4-1	志村　直也	2,274
	株式会社デイリートップ	福岡県鞍手郡若宮町大字下字藤原 400-1	野村　憲三	40
	株式会社セリティフーズ	兵庫県神戸市東灘区深江浜町 36-5	道上　治	270

（注）＊印は金融支援対象会社。

Support for Daiei's Revitalization

TOKYO, December 28, 2004 --- Sumitomo Mitsui Banking Corporation ("SMBC," a consolidated subsidiary of Sumitomo Mitsui Financial Group, Inc.), jointly with The Daiei, Inc. and other 11 group companies ("Daiei group," the details of which are described in Appendix), UFJ Bank Limited, and Mizuho Corporate, Ltd., has submitted an application based on Clause 22 of the Industrial Revitalization Corporation Act to the Industrial Revitalization Corporation of Japan ("IRCJ") for revitalization support of the Daiei group, and has subsequently received an approval notice of support from IRCJ.

SMBC will provide financial support to the Daiei group as stated below, on condition that other related parties approve the revitalization plan.

Outline of the Support:

1. Outline of The Daiei, Inc.

Trade name:	The Daiei, Inc.
Location:	4 -1 -1 Minatojima Nakamachi, Chuo-ku, Kobe-shi, Hyogo, JAPAN
Representative:	Toshio Hasumi
Capital:	119,510 million yen

2. Details of Planned Financial Support

Debt forgiveness:	85.3 billion yen (aggregate amount of 3 companies, the details of which are described in Appendix)
Retirement of preferred shares without compensation:	48.0 billion yen
Date:	During second half of fiscal 2004

3. SMFG's Earnings Forecasts

There is no amendment on SMFG's earnings forecasts for the year ending March 31, 2005.

Appendix

(millions of yen)

	Trade Name	Address	Representative	Capital
*	The Daiei, Inc.	4-1-1, Minatojima Nakamachi, Chuo-ku, Kobe-shi, Hyogo, JAPAN	Toshio Hasumi	119,510
	Canal City OPA	1-2-22, Sumiyoshi Hakata-ku, Fukuoka-shi, Fukuoka, JAPAN	Fuminobu Nakamura	400
	Orange Estate	2-4-1, Shibakouen, Minato-ku, Tokyo, JAPAN	Masahiro Shiotani	500
	NAKAGO	5-1, Sakaemachi, Fukushima-shi, Fukushima, JAPAN	Naomitsu Miyamoto	1,450
*	JUJIYA Co., Ltd	2-20-11, Yanagibashi, Taito-ku, Tokyo, JAPAN	Hiroyuki Fukumoto	19,421
	The Sakae, Inc.	2-2-7, Hirano-cho, Chuo-ku, Osaka-shi, Osaka, JAPAN	Yukiharu Kawata	307
*	Japan Distribution Leasing Corporation	1-3-1, Shibakouen, Minatoku, Tokyo, JAPAN	Masaaki Nishimura	926
	Kobe Seishin Oriental Development Co., LTD.	5-6-3, Kojidai, Nishi-ku, Kobe-shi, Hyogo, JAPAN	Katsumitsu Kurishima	6,000
	Kyushu Supermarket Daiei	1-10-20, Arato, Chuo-ku, Fukuoka-shi, Fukuoka, JAPAN	Naoki Mitsuishi	150
	Urayasu Central Development	2-4-1, Shibakouen, Minato-ku, Tokyo, JAPAN	Naoya Shimura	2,274
	Daily Top	400-1, Oaza-shimo, Aza-fujihara, Wakamiya-cho, Kurate-gun, Fukuoka, JAPAN	Kenzo Nomura	40
	Sality Foods	36-5, Fukaehamamachi, Higashinada-ku, Kobe-shi, Hyogo, JAPAN	Osamu Michikami	270

(Note) " * " signifies the companies to which SMBC plans to provide financial support.

平成17年1月13日

各　位

株式会社三井住友フィナンシャルグループ
（コード番号８３１６）

海外子会社の解散について

当社の連結子会社である三井住友銀行が、海外子会社であるさくらマーチャント・バンク（シンガポール）を解散することといたしましたので、下記のとおりお知らせいたします。

記

１．子会社の名称等

商　号 （英文名）	さくらマーチャント・バンク（シンガポール） Sakura Merchant Bank (Singapore) Limited
所在地	3 Temasek Avenue #06-01 Centennial Tower Singapore 039190
代表者	社長　田代　真巳

２．解散の理由
海外業務効率化に伴う解散

３．子会社の概要

事業内容	マーチャントバンク業務			
設立年月	平成2年4月			
資本金	4,000千シンガポールドル			
株主資本(平成16年3月末)	7,049千シンガポールドル			
総 資 産(平成16年3月末)	7,056千シンガポールドル			
決算期	毎年3月末			
従 業 員(平成16年3月末)	0名			
株主構成	三井住友銀行　100%			
最近の業績 (単位:百万円)		平成13年度	平成14年度	平成15年度
	総資産	525	484	444
	純資産	524	483	443
	経常利益	-32	-9	-4

４．解散予定日
平成18年3月

５．業績の見通し
本件に伴う平成17年3月期業績予想の変更はありません。

以　上

【本件に関するお問い合わせ先】
広報部　古舘　　TEL：03-5512-2678

Sumitomo Mitsui Financial Group Announces Dissolution of Sakura Merchant Bank (Singapore) Limited

TOKYO, January 13, 2005 – Sumitomo Mitsui Financial Group, Inc. (SMFG) hereby announces that Sumitomo Mitsui Banking Corporation (SMBC), a consolidated subsidiary of SMFG, has decided to dissolve Sakura Merchant Bank (Singapore) Limited, one of the overseas subsidiaries of SMBC.

1. Outline of the Subsidiary

Corporate Name	Sakura Merchant Bank (Singapore) Limited
Location	3 Temasek Avenue #06-01 Centennial Tower Singapore 039190
Representative	Masami Tashiro, Director

2. Reason for Dissolution

To improve efficiency of overseas business

3. Profile of the Subsidiary

Business	Merchant Banking			
Establishment	April, 1990			
Paid-in Capital	SGD 4,000 thousand			
Shareholders' Equity (as of March 31, 2004)	SGD 7,049 thousand			
Total Assets (as of March 31, 2004)	SGD 7,056 thousand			
Fiscal Year End	March			
Number of employees (as of March 31, 2004)	0			
Shareholders	100% owned by SMBC			
Recent Performance (Unit: million JPY)		Mar. 2002	Mar. 2003	Mar. 2004
	Total assets	525	484	444
	Net assets	524	483	443
	Ordinary profit	(32)	(9)	(4)

4. Scheduled Date of Dissolution

March, 2006

5. SMFG's Earnings Forecasts

There is no amendment on SMFG's earnings forecasts for the year ending March 31, 2005 according to this dissolution.


FASF

平成17年3月期 第３四半期財務・業績の概況(連結)

平成17年1月31日

上 場 会 社 名　株式会社 三井住友フィナンシャルグループ　(コード番号：8316　東証・大証・名証)
(ＵＲＬ　http://www.smfg.co.jp)
代　表　者　取締役社長　西 川 善 文
問合せ先責任者　財務部副部長　正 脇 久 昌　ＴＥＬ　(03)5512-3411
取締役会開催日　平成17年1月31日

１．四半期財務情報の作成等に係る事項

①会計処理の方法における簡便な方法の採用の有無　：無
②最近連結会計年度からの会計処理の方法の変更の有無　：無
③連結及び持分法の適用範囲の異動の有無　：有
　連結(新規) 14社 (除外) 13社　持分法(新規) 7社 (除外) 3社

２．平成17年3月期第３四半期財務・業績の概況 (平成16年4月1日～平成16年12月31日)

(注) 記載金額は百万円未満を切り捨てて表示しております。
なお、以下に記載する数値は監査法人による監査を受けておりません。

(1) 経営成績(連結)の進捗状況

	経常収益		経常利益		四半期(当期)純利益	
	百万円	%	百万円	%	百万円	%
平成17年3月期第３四半期	2,614,461	(—)	236,274	(—)	142,880	(—)
平成16年3月期第３四半期	—	(—)	—	(—)	—	(—)
(参考) 平成16年3月期	3,552,510		342,844		330,414	

	１株当たり四半期(当期)純利益		潜在株式調整後１株当たり四半期(当期)純利益	
	円	銭	円	銭
平成17年3月期第３四半期	24,268	31	14,163	50
平成16年3月期第３四半期	—		—	
(参考) 平成16年3月期	52,314	76	35,865	20

(注) ① 前年同四半期の実績及び増減率につきましては、四半期連結財務諸表を作成していないため記載しておりません。
② 持分法投資損益　平成17年3月期第３四半期　17,644 百万円
　平成16年3月期第３四半期　— 百万円
　(参考) 平成16年3月期　15,700 百万円
③ 期中平均株式数(連結)　平成17年3月期第３四半期　普通株式　5,887,551 株
　平成16年3月期第３四半期　普通株式　— 株
　(参考) 平成16年3月期　普通株式　5,760,808 株

(2) 財政状態(連結)の変動状況

	総資産	株主資本	株主資本比率	１株当たり株主資本	
	百万円	百万円	%	円	銭
平成17年3月期第３四半期	101,271,934	2,843,062	2.8	216,084	81
平成16年3月期第３四半期	—	—	—	—	
(参考) 平成16年3月期	102,215,172	3,070,942	3.0	215,454	84

(注) ① 前年同四半期の実績につきましては、四半期連結財務諸表を作成していないため記載しておりません。
② 期末発行済株式数(連結)　平成17年3月期第３四半期　普通株式　5,836,860 株
　平成16年3月期第３四半期　普通株式　— 株
　(参考) 平成16年3月期　普通株式　5,781,284 株

３．平成17年3月期の連結業績予想(平成16年4月1日～平成17年3月31日)

現時点では、前回連結業績予想 (平成16年11月22日公表) からの変更はありません。

本資料には、将来の業績に関する記述が含まれています。こうした記述は、将来の業績を保証するものではなく、リスクと不確実性を内包するものです。将来の業績は、経営環境に関する前提条件の変化等に伴い、予想対比変化し得ることにご留意ください。

平成17年3月期 第３四半期決算の概要

三井住友フィナンシャルグループの「平成17年3月期第3四半期決算」の概要は、以下のとおりであります。なお、当社は、前年同四半期の四半期財務諸表を作成していないため、前年同四半期対比での経営成績の進捗状況の分析及び記載は行っておりません。

1. 経営成績の進捗状況

当第3四半期は、「戦略ビジネスにおける更なる攻勢」を通じた収益増強に取り組んでまいりました。三井住友銀行では、中堅・中小企業向けリスクテイク貸出における主力商品であるビジネスセレクトローン等のボリューム増強や、個人向けコンサルティングにおけるSMBCコンサルティングプラザの増設等によるコンサルティング力の強化などを図ってまいりました。

また、「戦略ビジネスにおける更なる攻勢」をグループベースで推進するため、三井住友カードではカードビジネス等の強化、三井住友銀リースではミドル・スモールマーケット取引の推進、日本総合研究所では金融システムのノウハウを活かしたIT事業の展開等の取り組みを通じて、グループ相互の連携を更に深め、グループ全体の収益力強化にも取り組んでおります。

さらに、投資銀行ビジネスにおいて、法人向け証券仲介業務開始等を通じ、大和証券グループとの連携を一層強化するとともに、コンシューマー・ファイナンスにおいて、プロミスと資本提携並びに新たなコンシューマー・ローンの提供等に関する業務提携を行う等、アライアンス戦略を引き続き推進しております。

当第3四半期の損益の状況につきましては、「連結ベース」で粗利益が1兆5,250億円、営業経費が6,373億円、与信関係費用が7,531億円等となりました。その結果、経常利益は2,363億円、四半期純利益は1,429億円となりました。

「三井住友銀行単体」では、業務粗利益が1兆1,401億円、経費(除く臨時処理分)が4,374億円となった結果、業務純益(一般貸倒引当金繰入前)は7,027億円となりました。また、経常利益は2,053億円、四半期純利益は1,919億円となっております。なお、与信関係費用は5,655億円であります。

2. 財政状態の変動状況

財政状態につきましては、当第3四半期末における連結ベースの総資産額は、前年度末比9,432億円減少し101兆2,719億円となり、純資産額は前年度末比2,279億円減少し2兆8,431億円となりました。

主要な勘定残高としましては、預金が前年度末比2兆7,923億円増加し68兆1,258億円となり、貸出金は前年度末比7,855億円増加し56兆1,683億円となりました。

なお、連結自己資本比率は10.47%となりました。

また、不良債権残高及びその他有価証券の評価損益の変動状況につきましては、以下のとおりであります。

(1)不良債権残高

「連結ベース」の金融再生法に基づく開示債権の残高は、16年9月末比2,112億円減少し、2兆7,544億円となりました。

「三井住友銀行単体」の金融再生法に基づく開示債権の残高は、16年9月末比1,902億円減少し、2兆2,942億円となりました。また、不良債権比率は、4.0%となっております。

不良債権につきましては、引き続き積極的なオフバランス化を図るとともに、企業再生・劣化防止への取り組みを強化し、「バランスシートのクリーンアップ」の総仕上げとして、一層の残高削減に取り組んでまいります。

(2)その他有価証券の評価損益

「連結ベース」のその他有価証券の評価損益は、前年度末比1,188億円減少し、ネットで4,568億円の評価益となりました。

「三井住友銀行単体」のその他有価証券の評価損益は、前年度末比1,283億円減少し、ネットで4,278億円の評価益となりました。これは債券の評価損が改善(前年度末比＋652億円)した一方で、株式の評価益が減少(前年度末比△1,580億円)したことが主な要因であります。

（添付資料）

1．四半期連結貸借対照表

（金額単位　百万円）

科目＼期別	当四半期（平成17年3月期第３四半期末）（A）	前連結会計年度（平成16年3月期末）（B）	増減（A）－（B）	前年同四半期（平成16年3月期第３四半期末）
（資産の部）				
現金預け金	5,163,965	5,328,950	△ 164,985	
コールローン及び買入手形	452,650	360,509	92,141	
買現先勘定	194,336	152,070	42,266	
債券貸借取引支払保証金	1,232,430	1,009,328	223,102	
買入金銭債権	596,552	480,847	115,705	
特定取引資産	3,422,953	3,306,780	116,173	
金銭の信託	3,811	3,749	62	
有価証券	23,365,832	27,049,901	△ 3,684,069	
貸出金	56,168,320	55,382,800	785,520	
外国為替	1,045,263	743,957	301,306	
その他資産	3,655,565	3,034,182	621,383	
動産不動産	934,471	984,060	△ 49,589	
リース資産	990,405	991,781	△ 1,376	
繰延税金資産	1,752,817	1,706,586	46,231	
再評価に係る繰延税金資産	75	706	△ 631	
連結調整勘定	27,763	21,706	6,057	
支払承諾見返	3,506,833	3,079,738	427,095	
貸倒引当金	△ 1,242,117	△ 1,422,486	180,369	
資産の部合計	101,271,934	102,215,172	△ 943,238	
（負債の部）				
預金	68,125,760	65,333,426	2,792,334	
譲渡性預金	3,332,478	3,519,464	△ 186,986	
コールマネー及び売渡手形	4,680,288	6,292,495	△ 1,612,207	
売現先勘定	663,686	1,098,449	△ 434,763	
債券貸借取引受入担保金	4,794,608	5,946,346	△ 1,151,738	
コマーシャル・ペーパー	374,900	282,700	92,200	
特定取引負債	1,902,108	1,873,245	28,863	
借用金	2,202,309	2,360,474	△ 158,165	
外国為替	508,096	572,755	△ 64,659	
社債	4,504,849	4,002,965	501,884	
信託勘定借	22,789	36,032	△ 13,243	
その他負債	2,648,603	3,591,818	△ 943,215	
賞与引当金	7,144	22,226	△ 15,082	
退職給付引当金	32,319	40,842	△ 8,523	
日本国際博覧会出展引当金	201	116	85	
特別法上の引当金	1,093	862	231	
繰延税金負債	48,217	40,181	8,036	
再評価に係る繰延税金負債	54,422	56,391	△ 1,969	
支払承諾	3,506,833	3,079,738	427,095	
負債の部合計	97,410,713	98,150,534	△ 739,821	
（少数株主持分）				
少数株主持分	1,018,158	993,696	24,462	
（資本の部）				
資本金	1,247,650	1,247,650	−	
資本剰余金	869,344	865,282	4,062	
利益剰余金	707,323	611,189	96,134	
土地再評価差額金	94,138	96,527	△ 2,389	
その他有価証券評価差額金	251,645	325,013	△ 73,368	
為替換算調整勘定	△ 57,481	△ 71,764	14,283	
自己株式	△ 269,558	△ 2,956	△ 266,602	
資本の部合計	2,843,062	3,070,942	△ 227,880	
負債、少数株主持分及び資本の部合計	101,271,934	102,215,172	△ 943,238	

（注）1. 記載金額は百万円未満を切り捨てて表示しております。
2. 増減は当四半期と前連結会計年度との比較で表示しております。
3. 前年同四半期につきましては、四半期連結財務諸表を作成していないため記載しておりません。

2. 四半期連結損益計算書

（金額単位　百万円）

期別 / 科目	当四半期（平成17年3月期 第３四半期）（Ａ）	前年同四半期（平成16年3月期 第３四半期）（Ｂ）	増減（Ａ）－（Ｂ）	前連結会計年度（平成16年3月期）（要約）
経常収益	2,614,461			3,552,510
資金運用収益	1,121,932			1,591,338
（うち貸出金利息）	(854,528)			(1,167,622)
（うち有価証券利息配当金）	(175,997)			(256,600)
信託報酬	1,294			334
役務取引等収益	426,275			501,028
特定取引収益	148,241			305,011
その他業務収益	736,429			946,474
その他経常収益	180,288			208,323
経常費用	2,378,187			3,209,665
資金調達費用	250,110			310,267
（うち預金利息）	(87,526)			(104,644)
役務取引等費用	68,351			76,851
特定取引費用	539			916
その他業務費用	590,137			886,649
営業経費	637,324			866,549
その他経常費用	831,724			1,068,430
経常利益	236,274			342,844
特別利益	3,634			117,020
特別損失	30,541			54,971
税金等調整前四半期（当期）純利益	209,367			404,894
法人税、住民税及び事業税	28,788			24,289
還付法人税等	8,598			－
法人税等調整額	4,981			8,593
少数株主利益	41,315			41,596
四半期（当期）純利益	142,880			330,414

（注）1. 記載金額は百万円未満を切り捨てて表示しております。
2. 前年同四半期につきましては、四半期連結財務諸表を作成していないため記載しておりません。

3．四半期連結剰余金計算書

（金額単位　百万円）

科目 ＼ 期別	当四半期（平成17年3月期第３四半期）（A）	前年同四半期（平成16年3月期第３四半期）（B）	増減（A）－（B）	前連結会計年度（平成16年3月期）
（資本剰余金の部）				
資本剰余金期首残高	865,282			856,237
資本剰余金増加高	4,062			9,044
自己株式処分差益	4,062			9,044
資本剰余金四半期末（期末）残高	869,344			865,282
（利益剰余金の部）				
利益剰余金期首残高	611,189			311,664
利益剰余金増加高	147,021			334,898
四半期（当期）純利益	142,880			330,414
連結子会社の減少に伴う増加高	4			－
持分法適用会社の減少に伴う増加高	1,747			54
土地再評価差額金の取崩に伴う増加高	2,389			4,428
利益剰余金減少高	50,887			35,373
配当金	46,421			33,306
連結子会社の合併に伴う減少高	－			2,066
連結子会社の減少に伴う減少高	0			－
持分法適用会社の減少に伴う減少高	4,466			－
利益剰余金四半期末（期末）残高	707,323			611,189

（注）1.記載金額は百万円未満を切り捨てて表示しております。
2.前年同四半期につきましては、四半期連結財務諸表を作成していないため記載しておりません。

4．四半期セグメント情報

（事業の種類別セグメント）

（金額単位　百万円）

科目 ＼ 期別		当四半期（平成17年3月期第３四半期）（A）	前年同四半期（平成16年3月期第３四半期）（B）	増減（A）－（B）	前連結会計年度（平成16年3月期）
経常利益	銀行業	117,578			223,627
	リース業	31,442			34,616
	その他事業	98,139			96,317
	計	247,159			354,562
	消去又は全社	(10,884)			(11,717)
	連結	236,274			342,844

（注）1.記載金額は百万円未満を切り捨てて表示しております。
2.前年同四半期につきましては、四半期連結財務諸表を作成していないため記載しておりません。
3.各事業区分の主な内容
(1)銀行業･･････････銀行業
(2)リース業････････リース業
(3)その他事業･･････証券、ｸﾚｼﾞｯﾄｶｰﾄﾞ、投融資、融資、ﾍﾞﾝﾁｬｰｷｬﾋﾟﾀﾙ、ｼｽﾃﾑ開発・情報処理業

平成17年3月期「第3四半期財務・業績の概況」補足資料

【目　次】

		ページ
平成17年3月期第3四半期決算の主要計数概要	【連結】【単体】 ・・・・・	1
1. 損益状況【連結】	【連結】 ・・・・・	2
2. 損益状況【三井住友銀行単体】	【単体】 ・・・・・	3
3. 自己資本比率（第一基準）	【連結】 ・・・・・	4
4. 金融再生法開示債権	【連結】【単体】 ・・・・・	4
5. 有価証券の評価損益	【連結】【単体】 ・・・・・	5
6. デリバティブ取引の概要（繰延ヘッジ会計適用分）	【単体】 ・・・・・	6
7. 預金、貸出金の残高	【単体】 ・・・・・	6

（注）1. 【連結】は、三井住友フィナンシャルグループの連結の計数を表示しております。
　　　2. 【単体】は、三井住友銀行単体の計数を表示しております。

平成17年3月期(16年度)第3四半期決算の主要計数概要

(1)損益概況

【連結】

(金額単位　億円)

		16年度 第3四半期 (4月～12月末)	(参考)16年度予想 中間期(実績)	(参考)16年度予想 (注)	(参考)15年度実績 中間期	(参考)15年度実績
経常利益	1	2,363	1,141	4,700	1,655	3,428
四半期(当期)純利益	2	1,429	534	1,800	1,435	3,304

【三井住友銀行単体】

		16年度 第3四半期 (4月～12月末)	(参考)16年度予想 中間期(実績)	(参考)16年度予想 (注)	(参考)15年度実績 中間期	(参考)15年度実績
業務純益 (一般貸倒引当金繰入前)	3	7,027	4,716	9,800	4,993	10,001
経常利益	4	2,053	1,252	4,400	1,052	1,851
四半期(当期)純利益	5	1,919	1,186	2,500	1,396	3,011
与信関係費用	6	△ 5,655	△ 4,558	△ 6,500	△ 3,594	△ 8,034

(注)16年度予想:11月22日公表済の業績予想

(2)自己資本比率(第一基準)

【連結】

		16年12月末	16年9月末 (参考)	16年3月末 (参考)
連結自己資本比率	7	10.47%	10.93%	11.37%
連結Tier I 比率	8	5.60%	6.02%	6.03%

(3)金融再生法に基づく開示債権額

【連結】

(金額単位　億円)

		16年12月末	16年9月末 (参考)	16年3月末 (参考)
破産更生債権及びこれらに準ずる債権	9	5,562	7,073	4,859
危険債権	10	13,130	13,133	14,091
要管理債権	11	8,852	9,450	14,412
開示債権合計	12	27,544	29,656	33,362

【三井住友銀行単体】

		16年12月末	16年9月末 (参考)	16年3月末 (参考)
破産更生債権及びこれらに準ずる債権	13	4,387	5,811	3,616
危険債権	14	11,347	11,241	12,027
要管理債権	15	7,208	7,792	12,469
開示債権合計	16	22,942	24,844	28,112

(4)その他有価証券の評価損益

【連結】

(金額単位　億円)

		16年12月末				(参考)16年3月末			
		貸借対照表価額	評価損益	評価益	評価損	貸借対照表価額	評価損益	評価益	評価損
その他有価証券	17	225,242	4,568	6,245	△1,677	263,586	5,756	7,875	△2,119
株式	18	30,675	5,148	5,794	△ 646	34,368	6,698	7,369	△ 671
債券	19	148,115	△ 302	290	△ 592	170,977	△1,033	186	△1,219
その他	20	46,452	△ 278	161	△ 439	58,241	91	320	△ 229

1. 損益状況【連結】

（金額単位　百万円）

		16年度第3四半期（4月～12月末）	16年度中間期（参考）	15年度（参考）
連結粗利益	1	1,525,034	1,019,955	2,069,501
資金利益	2	871,822	595,790	1,281,070
信託報酬	3	1,294	729	334
役務取引等利益	4	357,923	235,379	424,176
特定取引利益	5	147,701	30,322	304,094
その他業務利益	6	146,292	157,732	59,825
営業経費	7	△ 637,324	△ 423,612	△ 866,549
不良債権処理額	8	△ 753,115	△ 612,826	△ 971,455
貸出金償却	9	△ 461,971	△ 391,236	△ 660,382
個別貸倒引当金繰入額	10	△ 430,625	△ 408,321	－
一般貸倒引当金繰入額	11	224,163	240,215	－
その他	12	△ 84,682	△ 53,482	△ 311,072
株式等損益	13	20,398	48,817	101,496
持分法による投資損益	14	17,644	12,893	15,700
その他	15	63,636	68,873	△ 5,848
経常利益	16	236,274	114,100	342,844
特別損益	17	△ 26,907	△ 17,385	62,049
うち貸倒引当金戻入益	18	－	－	14,378
うち個別貸倒引当金繰入額	19	－	－	△ 320,653
うち一般貸倒引当金戻入益	20	－	－	331,225
うち債権売却損失引当金戻入益	21			489
税金等調整前四半期（当期）純利益	22	209,367	96,715	404,894
法人税、住民税及び事業税	23	△ 28,788	△ 17,079	△ 24,289
還付法人税等	24	8,598	8,104	－
法人税等調整額	25	△ 4,981	△ 5,277	△ 8,593
少数株主利益	26	△ 41,315	△ 29,090	△ 41,596
四半期（当期）純利益	27	142,880	53,372	330,414

（注）1. 記載金額は百万円未満を切り捨てて表示しております。また、金額が損失又は減益には△を付しております。
2. 連結粗利益＝（資金運用収益－資金調達費用）＋信託報酬＋（役務取引等収益－役務取引等費用）＋（特定取引収益－特定取引費用）＋（その他業務収益－その他業務費用）

与信関係費用（8＋18＋21）	28	△ 753,115	△ 612,826	△ 956,586

〔ご参考〕

（金額単位　億円）

連結業務純益	29	8,180	5,449	10,906

（注）連結業務純益＝三井住友銀行業務純益（一般貸倒引当金繰入前）＋他の連結会社の経常利益（臨時要因調整後）＋持分法適用会社経常利益×持分割合-内部取引（配当等）

（連結対象会社数）

（単位　社）

		16年12月末	16年9月末	16年3月末
連結子会社数	30	166	166	165
持分法適用会社数	31	52	50	48

2. 損益状況【三井住友銀行単体】

（金額単位　百万円）

		16年度第3四半期（4月～12月末）	16年度中間期（参考）	15年度（参考）
業務粗利益	1	1,140,175	762,716	1,584,127
（除く国債等債券損益）	2	（ 1,098,546)	（ 736,053)	（ 1,561,386)
資金利益	3	714,103	490,868	1,087,060
信託報酬	4	1,294	729	334
役務取引等利益	5	196,458	127,021	226,568
特定取引利益	6	134,512	21,150	280,729
その他業務利益	7	93,806	122,946	△ 10,565
（うち国債等債券損益）	8	（ 41,629)	（ 26,663)	（ 22,741)
経費（除く臨時処理分）	9	△ 437,443	△ 291,136	△ 583,995
人件費	10	△ 156,597	△ 104,320	△ 221,284
物件費	11	△ 253,272	△ 168,549	△ 332,238
税金	12	△ 27,572	△ 18,266	△ 30,472
業務純益（一般貸倒引当金繰入前）	13	702,732	471,580	1,000,132
（除く国債等債券損益）	14	（ 661,103)	（ 444,917)	（ 977,391)
一般貸倒引当金繰入額	15	337,581	349,734	－
業務純益	16	1,040,314	821,314	1,000,132
臨時損益	17	△ 835,064	△ 696,116	△ 814,994
不良債権処理額	18	△ 903,034	△ 805,505	△ 869,234
貸出金償却	19	△ 398,641	△ 348,769	△ 566,344
個別貸倒引当金繰入額	20	△ 420,558	△ 403,866	－
共同債権買取機構売却損	21	／	／	△ 806
貸出債権売却損等	22	△ 87,209	△ 55,707	△ 302,083
特定海外債権引当勘定繰入額	23	3,374	2,838	－
株式等損益	24	13,990	44,819	103,867
株式等売却益	25	71,560	60,005	151,170
株式等売却損	26	△ 975	△ 434	△ 36,577
株式等償却	27	△ 56,594	△ 14,751	△ 10,724
その他臨時損益	28	53,980	64,570	△ 49,627
経常利益	29	205,250	125,198	185,138
特別損益	30	△ 20,360	△ 12,127	133,707
うち動産不動産処分損益	31	△ 8,495	△ 3,991	△ 11,853
うち退職給付会計基準変更時差異償却	32	△ 12,001	△ 8,000	△ 19,473
うち貸倒引当金戻入益	33	－	－	65,342
個別貸倒引当金繰入額	34	－	－	△ 276,402
一般貸倒引当金戻入益	35	－	－	337,937
特定海外債権引当勘定戻入益	36	－	－	3,807
うち債権売却損失引当金戻入益	37	／	／	488
うち東京都銀行税還付税金・還付加算金	38	／	／	40,363
うち厚生年金基金の代行部分返上益	39	／	／	59,095
税引前四半期（当期）純利益	40	184,890	113,070	318,846
法人税、住民税及び事業税	41	△ 2,884	△ 1,645	△ 12,752
還付法人税等	42	7,890	7,405	－
法人税等調整額	43	1,961	△ 276	△ 4,980
四半期（当期）純利益	44	191,857	118,554	301,113
与信関係費用（15＋18＋33＋37）	45	△ 565,452	△ 455,771	△ 803,403

（注）記載金額は百万円未満を切り捨てて表示しております。また、金額が損失又は減益には△を付しております。

3. 自己資本比率（第一基準）

【連結】　（金額単位 億円）

		16年12月末	16年9月末（参考）	16年3月末（参考）
(1)自己資本比率	1	10.47%	10.93%	11.37%
(2)Tier Ⅰ	2	34,816	36,456	35,716
(3)Tier Ⅱ	3	34,816	34,194	34,165
①TierⅡに算入された有価証券含み益	4	1,951	2,089	2,494
②TierⅡに算入された土地再評価差額金	5	670	711	685
③TierⅡに算入された一般貸倒引当金	6	6,159	6,017	7,401
④TierⅡに算入された劣後ローン(社債)残高	7	26,035	25,377	23,586
(4)控除項目	8	4,562	4,436	2,508
(5)自己資本 (2)+(3)−(4)	9	65,069	66,214	67,374
(6)リスクアセット	10	621,407	605,391	592,040

4. 金融再生法開示債権

【連結】　（金額単位 億円）

		16年12月末	16年9月末比	16年9月末（参考）	16年3月末（参考）
破産更生債権及びこれらに準ずる債権	11	5,562	△1,511	7,073	4,859
危険債権	12	13,130	△ 3	13,133	14,091
要管理債権	13	8,852	△ 598	9,450	14,412
合計(A)	14	27,544	△2,112	29,656	33,362
正常債権	15	580,843	10,165	570,678	561,275
総計(B)	16	608,387	8,053	600,334	594,637
不良債権比率(A／B)	17	4.5%	△ 0.4%	4.9%	5.6%
直接減額実施額		18,112	372	17,740	12,361

（注）金融再生法開示債権には、貸出金の他、支払承諾見返、仮払金その他の与信性資産が含まれております。

【三井住友銀行単体】　（金額単位 億円）

		16年12月末	16年9月末比	16年9月末（参考）	16年3月末（参考）
破産更生債権及びこれらに準ずる債権	18	4,387	△1,424	5,811	3,616
危険債権	19	11,347	106	11,241	12,027
要管理債権	20	7,208	△ 584	7,792	12,469
合計(A)	21	22,942	△1,902	24,844	28,112
正常債権	22	547,643	10,909	536,734	528,744
総計(B)	23	570,585	9,007	561,578	556,856
不良債権比率(A／B)	24	4.0%	△ 0.4%	4.4%	5.0%
直接減額実施額		14,257	165	14,092	8,894

5. 有価証券の評価損益

【連結】

（金額単位　億円）

		16年12月末					（参考）16年3月末			
		貸借対照表価額	評価損益	16年3月末比	評価益	評価損	貸借対照表価額	評価損益	評価益	評価損
満期保有目的	1	5,489	△ 35	39	24	△ 59	5,398	△ 74	29	△ 103
その他有価証券	2	225,242	4,568	△1,188	6,245	△1,677	263,586	5,756	7,875	△2,119
株式	3	30,675	5,148	△1,550	5,794	△ 646	34,368	6,698	7,369	△ 671
債券	4	148,115	△ 302	731	290	△ 592	170,977	△1,033	186	△1,219
その他	5	46,452	△ 278	△ 369	161	△ 439	58,241	91	320	△ 229
その他の金銭の信託	6	38	2	1	3	△ 1	37	1	2	△ 1
合　　計	7	230,769	4,535	△1,148	6,272	△1,737	269,021	5,683	7,906	△2,223
株式	8	30,675	5,148	△1,550	5,794	△ 646	34,368	6,698	7,369	△ 671
債券	9	153,194	△ 343	775	308	△ 651	176,072	△1,118	203	△1,321
その他	10	46,900	△ 270	△ 373	170	△ 440	58,581	103	334	△ 231

（注）1.「有価証券」のほか、「現金預け金」中の譲渡性預け金並びに「買入金銭債権」中の貸付債権信託受益権等も含めております。
2. 評価損益のうち、株式については主に期末日前1カ月の平均時価に、それ以外は期末日の時価に基づいております。
3. その他有価証券及びその他の金銭の信託については、時価評価しておりますので、評価損益は連結貸借対照表価額と取得原価（又は償却原価）との差額を計上しております。
なお、16年12月末のその他有価証券の評価損益のうち、時価ヘッジの適用により収益に計上した額が262億円、組込デリバティブを区別して測定することができない複合金融商品について、当該複合金融商品全体の評価差額を費用に計上した額が0億円ありますので、資本直入処理の対象となる額は、261億円控除されます。また、16年3月末のその他有価証券の評価損益のうち、時価ヘッジの適用により収益に計上した額が235億円ありますので、資本直入処理の対象となる額は、同額控除されます。

【三井住友銀行単体】

（金額単位　億円）

		16年12月末					（参考）16年3月末			
		貸借対照表価額	評価損益	16年3月末比	評価益	評価損	貸借対照表価額	評価損益	評価益	評価損
満期保有目的	11	5,187	△ 36	40	23	△ 59	5,189	△ 76	27	△ 103
子会社・関連会社株式	12	14,293	561	144	565	△ 4	12,311	417	417	−
その他有価証券	13	208,775	4,278	△1,283	5,865	△1,587	248,885	5,561	7,570	△2,009
株式	14	29,307	4,931	△1,580	5,506	△ 575	33,007	6,511	7,115	△ 604
債券	15	137,249	△ 367	652	220	△ 587	161,781	△1,019	162	△1,181
その他	16	42,219	△ 286	△ 355	139	△ 425	54,097	69	293	△ 224
その他の金銭の信託	17	38	2	1	3	△ 1	37	1	2	△ 1
合　　計	18	228,293	4,805	△1,098	6,456	△1,651	266,422	5,903	8,016	△2,113
株式	19	34,770	5,492	△1,436	6,071	△ 579	36,605	6,928	7,532	△ 604
債券	20	142,319	△ 409	695	237	△ 646	166,866	△1,104	180	△1,284
その他	21	51,204	△ 278	△ 357	148	△ 426	62,951	79	304	△ 225

（注）1.「有価証券」のほか、「現金預け金」中の譲渡性預け金も含めております。
2. 評価損益のうち、子会社・関連会社株式に該当しない株式については期末日前1カ月の平均時価に、それ以外は期末日の時価に基づいております。
3. その他有価証券及びその他の金銭の信託については、時価評価しておりますので、評価損益は貸借対照表価額と取得原価（又は償却原価）との差額を計上しております。
なお、16年12月末のその他有価証券の評価損益のうち、時価ヘッジの適用により収益に計上した額が262億円、組込デリバティブを区別して測定することができない複合金融商品について、当該複合金融商品全体の評価差額を費用に計上した額が0億円ありますので、資本直入処理の対象となる額は、261億円控除されます。また、16年3月末のその他有価証券の評価損益のうち、時価ヘッジの適用により収益に計上した額が235億円ありますので、資本直入処理の対象となる額は、同額控除されます。

6. デリバティブ取引の概要（繰延ヘッジ会計適用分）

【三井住友銀行単体】

（金額単位　億円）

	16年12月末				（参考）16年3月末			
	資産	負債	ネット資産	ネット繰延利益	資産	負債	ネット資産	ネット繰延利益
金利スワップ	567	716	△149	△673	990	1,065	△ 75	△591
通貨スワップ	18	65	△ 47	33	15	39	△ 24	47
その他	51	107	△ 56	79	23	73	△ 50	16
合　　計	636	888	△252	△561	1,028	1,177	△149	△528

（注）1. デリバティブ取引については、時価をもって貸借対照表価額としております。
2. ヘッジ会計の方法として、金融商品会計実務指針に基づく個別の繰延ヘッジ又は時価ヘッジのほか、日本公認会計士協会業種別監査委員会報告第24号及び第25号に基づく銀行業固有の繰延ヘッジを適用しております。

〔補足〕金利スワップ（繰延ヘッジ会計適用分）の残存期間別想定元本は以下のとおりであります。

（金額単位　億円）

	16年12月末				（参考）16年3月末			
	1年以内	1年超5年以内	5年超	合　計	1年以内	1年超5年以内	5年超	合　計
受取固定・支払変動	79,881	172,508	35,484	287,873	37,689	201,680	43,076	282,445
受取変動・支払固定	17,023	60,674	34,504	112,201	8,650	30,899	44,604	84,153
受取変動・支払変動	1,550	4,520	508	6,578	10	6,130	508	6,648
金利ｽﾜｯﾌﾟ想定元本合計	98,454	237,702	70,496	406,652	46,349	238,709	88,188	373,246

7. 預金、貸出金の残高

【三井住友銀行単体】

（金額単位　億円）

	16年12月末	16年9月末（参考）	16年3月末（参考）
国　内　預　金	593,805	588,732	586,792
うち個人預金	328,534	320,933	316,318

（注）本支店間未達勘定整理前の計数であり、譲渡性預金及び特別国際金融取引勘定分を除いております。

	16年12月末	16年9月末（参考）	16年3月末（参考）
貸　　出　　金	515,605	507,236	508,101



January 31, 2005

Sumitomo Mitsui Financial Group, Inc. (SMFG)

Consolidated Financial Results for the Third Quarter (Nine Months) ended December 31, 2004 (Unaudited)

Head Office: 1-2, Yurakucho 1-chome, Chiyoda-ku, Tokyo, Japan
Stock Exchange Listings: Tokyo, Osaka, Nagoya (code: 8316)
URL: http://www.smfg.co.jp
President & CEO: Yoshifumi Nishikawa
Meeting of the Board of Directors: January 31, 2005

1. Accounting Policy

(1) Simplified accounting method is not applied.

(2) There is no change in accounting methods.

(3) Changes in Scope of Consolidation and Application of the Equity Method (change from September 2004)
Consolidation: Newly consolidated 14, Excluded 13 Equity method: Newly applied 7, Excluded 3

2. Financial Results

Amounts less than one million yen have been omitted.

(1) Operating Results (for the nine months ended December 31, 2004)

	Ordinary Income		Ordinary Profit		Net Income	
Nine Months	¥ million	%	¥ million	%	¥ million	%
ended December 31, 2004	2,614,461	–	236,274	–	142,880	–
ended December 31, 2003	–	–	–	–	–	–
(Ref.) Fiscal year ended March 31, 2004	3,552,510		342,844		330,414	

	Net Income Per Share	Net Income Per Share (Diluted)
Nine Months	¥	¥
ended December 31, 2004	24,268.31	14,163.50
ended December 31, 2003	–	–
(Ref.) Fiscal year ended March 31, 2004	52,314.76	35,865.20

Notes:
1. Operating results for the previous third quarter and percentage changes are not shown because SMFG did not prepare consolidated financial statements for the third quarter (nine months) ended December 31, 2003.
2. Equity in earnings of affiliates
for the nine months ended December 31, 2004: 17,644 million yen (Ref.) for the fiscal year ended March 31, 2004: 15,700 million yen
3. Average number of common stocks outstanding (consolidated)
for the nine months ended December 31, 2004: 5,887,551 shares (Ref.) for the fiscal year ended March 31, 2004: 5,760,808 shares

(2) Financial Position (as of December 31, 2004)

	Total Assets	Stockholders' Equity	Stockholders' Equity to Total Assets	Stockholders' Equity per Share
	¥ million	¥ million	%	¥
December 31, 2004	101,271,934	2,843,062	2.8	216,084.81
December 31, 2003	–	–	–	–
(Ref.) March 31, 2004	102,215,172	3,070,942	3.0	215,454.84

Notes:
1. Financial position as of December 31, 2003 is not shown because SMFG did not prepare consolidated financial statements as of December 31, 2003.
2. Number of common stocks outstanding (consolidated)
as of December 31, 2004: 5,836,860 shares (Ref.) as of March 31, 2004: 5,781,284 shares

3. Earnings Forecast (Fiscal Year ending March 31, 2005)
Earnings forecast previously announced on November 22, 2004 remains unchanged.

SMFG reports the financial results for the third quarter ended December 31, 2004. Comparison with the third quarter results of the previous fiscal year is not reported because SMFG did not prepare quarterly consolidated financial statements in the previous fiscal year.

1. Operating Results

In the third quarter of fiscal 2004, SMFG made further progress in enhancing profitability by "accelerating the offensive in strategic businesses." Sumitomo Mitsui Banking Corporation (SMBC) achieved growth in new-type unsecured loans to small and medium-sized enterprises ("SMEs") such as "Business Select Loan" and reinforced the financial consulting business for individuals mainly by establishing additional SMBC Consulting Plazas.

In order to accelerate the offensive in strategic businesses on a group basis, SMFG further promoted collaboration among group companies and strengthening of group profitability through initiatives such as reinforcement of credit card business by Sumitomo Mitsui Card, development of SME customers by SMBC Leasing and development of IT business opportunities utilizing financial system know-how by Japan Research Institute.

Furthermore, SMFG advanced its alliance strategy. For example, in investment banking business, SMFG further strengthened the partnership with Daiwa Securities Group through securities intermediary business for corporate customers. In consumer finance business, SMFG formed a capital and business alliance with Promise Co., Ltd. for offering new types of consumer loans.

On a consolidated basis, SMFG recorded gross banking profit for the nine months of ¥1,525.0 billion, general and administrative expenses of ¥637.3 billion and total credit cost of ¥753.1 billion. As a result, SMFG recorded ordinary profit of ¥236.3 billion and net income of ¥142.9 billion.

On a non-consolidated basis, SMBC recorded gross banking profit of ¥1,140.1 billion and expenses (excluding non-recurring losses) of ¥437.4 billion. As a result, banking profit (before provision for general reserve for possible loan losses) amounted to ¥702.7 billion. Ordinary profit and net income amounted to ¥205.3 billion and ¥191.9 billion, respectively. Total credit cost was ¥565.5 billion.

2. Financial Position

SMFG's consolidated total assets as of December 31, 2004 decreased ¥943.2 billion to ¥101,271.9 billion and total stockholders' equity decreased ¥227.9 billion to ¥2,843.1 billion, compared with March 31, 2004.

Deposits increased ¥2,792.3 billion to ¥68,125.8 billion. Loans and bills discounted also increased ¥785.5 billion to ¥56,168.3 billion. BIS capital ratio was 10.47% on a consolidated basis.

Changes in problem assets and net unrealized gains on other securities are as follows:

(1) Problem assets

On a consolidated basis, problem assets based on the Financial Reconstruction Law decreased ¥211.2 billion to ¥2,754.4 billion compared with September 30, 2004.

SMBC's non-consolidated problem assets totaled ¥2,294.2 billion, a decrease of ¥190.2 billion. Problem asset ratio was 4.0%.

In order to "complete intensive improvement in asset quality," SMBC further reduced non-performing loans through greater efforts for corporate recoveries, prevention of deterioration of borrowers' financial conditions and off-balancing.

(2) Net unrealized gains on other securities

On a consolidated basis, net unrealized gains on other securities decreased ¥118.8 billion to ¥456.8 billion compared with March 31, 2004.

SMBC's non-consolidated net unrealized gains on other securities decreased ¥128.3 billion to ¥427.8 billion compared with March 31, 2004. This is mainly because net unrealized gains on stocks decreased by ¥158.0 billion compared with March 31, 2004, though valuation losses on bonds decreased by ¥65.2 billion.

[Appendix]

1. Consolidated Balance Sheets

(Millions of yen)

	December 31, 2004 (A)	March 31, 2004 (B)	Change (A) - (B)	December 31, 2003
Assets:				
Cash and due from banks	5,163,965	5,328,950	(164,985)	
Call loans and bills bought	452,650	360,509	92,141	
Receivables under resale agreements	194,336	152,070	42,266	
Receivables under securities borrowing transactions	1,232,430	1,009,328	223,102	
Commercial paper and other debt purchased	596,552	480,847	115,705	
Trading assets	3,422,953	3,306,780	116,173	
Money held in trust	3,811	3,749	62	
Securities	23,365,832	27,049,901	(3,684,069)	
Loans and bills discounted	56,168,320	55,382,800	785,520	
Foreign exchanges	1,045,263	743,957	301,306	
Other assets	3,655,565	3,034,182	621,383	
Premises and equipment	934,471	984,060	(49,589)	
Lease assets	990,405	991,781	(1,376)	
Deferred tax assets	1,752,817	1,706,586	46,231	
Deferred tax assets for land revaluation	75	706	(631)	
Goodwill	27,763	21,706	6,057	
Customers' liabilities for acceptances and guarantees	3,506,833	3,079,738	427,095	
Reserve for possible loan losses	(1,242,117)	(1,422,486)	180,369	
Total assets	101,271,934	102,215,172	(943,238)	
Liabilities:				
Deposits	68,125,760	65,333,426	2,792,334	
Negotiable certificates of deposit	3,332,478	3,519,464	(186,986)	
Call money and bills sold	4,680,288	6,292,495	(1,612,207)	
Payables under repurchase agreements	663,686	1,098,449	(434,763)	
Payables under securities lending transactions	4,794,608	5,946,346	(1,151,738)	
Commercial paper	374,900	282,700	92,200	
Trading liabilities	1,902,108	1,873,245	28,863	
Borrowed money	2,202,309	2,360,474	(158,165)	
Foreign exchanges	508,096	572,755	(64,659)	
Bonds	4,504,849	4,002,965	501,884	
Due to trust account	22,789	36,032	(13,243)	
Other liabilities	2,648,603	3,591,818	(943,215)	
Reserve for employee bonuses	7,144	22,226	(15,082)	
Reserve for employee retirement benefits	32,319	40,842	(8,523)	
Reserve for expenses related to EXPO 2005 Japan	201	116	85	
Other reserves	1,093	862	231	
Deferred tax liabilities	48,217	40,181	8,036	
Deferred tax liabilities for land revaluation	54,422	56,391	(1,969)	
Acceptances and guarantees	3,506,833	3,079,738	427,095	
Total liabilities	97,410,713	98,150,534	(739,821)	
Minority interests	1,018,158	993,696	24,462	
Stockholders' equity:				
Capital stock	1,247,650	1,247,650	—	
Capital surplus	869,344	865,282	4,062	
Retained earnings	707,323	611,189	96,134	
Land revaluation excess	94,138	96,527	(2,389)	
Net unrealized gains on other securities	251,645	325,013	(73,368)	
Foreign currency translation adjustments	(57,481)	(71,764)	14,283	
Treasury stock	(269,558)	(2,956)	(266,602)	
Total stockholders' equity	2,843,062	3,070,942	(227,880)	
Total liabilities, minority interests and stockholders' equity	101,271,934	102,215,172	(943,238)	

(Notes)

1. Amounts less than one million yen have been omitted.
2. SMFG did not prepare consolidated financial statements as of December 31, 2003.

2. Consolidated Statements of Income

(Millions of yen)

	Nine months ended December 31, 2004 (A)	Nine months ended December 31, 2003 (B)	Change (A) - (B)	Year ended March 31, 2004 (Condensed)
Ordinary income	2,614,461			3,552,510
Interest income	1,121,932			1,591,338
Interest on loans and discounts	854,528			1,167,622
Interest and dividends on securities	175,997			256,600
Trust fees	1,294			334
Fees and commissions	426,275			501,028
Trading profits	148,241			305,011
Other operating income	736,429			946,474
Other income	180,288			208,323
Ordinary expenses	2,378,187			3,209,665
Interest expenses	250,110			310,267
Interest on deposits	87,526			104,644
Fees and commissions	68,351			76,851
Trading losses	539			916
Other operating expenses	590,137			886,649
General and administrative expenses	637,324			866,549
Other expenses	831,724			1,068,430
Ordinary profit	236,274			342,844
Extraordinary gains	3,634			117,020
Extraordinary losses	30,541			54,971
Income before income taxes and minority interests	209,367			404,894
Income taxes, Current	28,788			24,289
Income taxes, Refund	8,598			-
Income taxes, Deferred	4,981			8,593
Minority interests in net income	41,315			41,596
Net income	142,880			330,414

(Notes)

1. Amounts less than one million yen have been omitted.
2. Figures for the previous third quarter and changes are not reported because SMFG did not prepare consolidated financial statements for the nine months ended December 31, 2003.

3. Consolidated Statements of Capital Surplus and Retained Earnings

(Millions of yen)

	Nine months ended December 31, 2004 (A)	Nine months ended December 31, 2003 (B)	Change (A) - (B)	Year ended March 31, 2004
Capital surplus				
Capital surplus at beginning of term (year)	865,282			856,237
Increase of capital surplus	4,062			9,044
Gains on disposal of treasury stock	4,062			9,044
Capital surplus at end of term	869,344			865,282
Retained earnings				
Retained earnings at beginning of term (year)	611,189			311,664
Increase of retained earnings	147,021			334,898
Net income	142,880			330,414
Increase due to decrease of consolidated subsidiaries	4			–
Increase due to decrease of affiliates accounted for by the equity method	1,747			54
Increase due to transfer of land revaluation excess	2,389			4,428
Decrease of retained earnings	50,887			35,373
Dividends paid	46,421			33,306
Decrease due to merger of consolidated subsidiaries	–			2,066
Decrease due to decrease of consolidated subsidiaries	0			–
Decrease due to decrease of affiliates accounted for by the equity method	4,466			–
Retained earnings at end of term (year)	707,323			611,189

(Notes)

1. Amounts less than one million yen have been omitted.
2. Figures for the previous third quarter and changes are not reported because SMFG did not prepare consolidated financial statements for the nine months ended December 31, 2003.

4. Segment Information

Business segment information

(Millions of yen)

	Nine months ended December 31, 2004 (A)	Nine months ended December 31, 2003 (B)	Change (A) - (B)	Year ended March 31, 2004
Ordinary profit				
Banking Business	117,578			223,627
Leasing	31,442			34,616
Other	98,139			96,317
Subtotal	247,159			354,562
Elimination and unallocated corporate assets	(10,884)			(11,717)
Consolidated	236,274			342,844

(Notes)

1. Amounts less than one million yen have been omitted.
2. Figures for the previous third quarter and changes are not reported because SMFG did not prepare consolidated financial statements for the nine months ended December 31, 2003.
3. "Other" includes securities, credit card, investment banking, loans, venture capital, system development and data processing business.

Third Quarter Financial Results for the Nine Months ended December 31, 2004 - Supplementary Information -

<Table of Contents>

Highlights of the Third Quarter Financial Results for the Nine Months ended December 31, 2004	<Consolidated>	<Non-consolidated>	... 1
1. Income Analysis [SMFG]	<Consolidated>		... 2
2. Income Analysis [SMBC]		<Non-consolidated>	... 3
3. Capital Ratio (BIS)	<Consolidated>		... 4
4. Problem Assets Based on the Financial Reconstruction Law	<Consolidated>	<Non-consolidated>	... 4
5. Unrealized Gains (Losses) on Other Securities	<Consolidated>	<Non-consolidated>	... 5
6. Overview of Derivative Transactions (on Deferred Hedge Accounting Basis)		<Non-consolidated>	... 6
7. Deposits and Loans		<Non-consolidated>	... 6

<Consolidated> ... SMFG's consolidated figures
<Non-consolidated> ... SMBC's non-consolidated figures

Sumitomo Mitsui Financial Group, Inc.

Sumitomo Mitsui Banking Corporation

Highlights of the Financial Results for the Nine Months ended December 31, 2004

(1) Operating Results for the Nine Months ended December 31, 2004

<Consolidated> <Reference> (Billions of yen)

		Nine months ended December 31, 2004	Year ended Mar.2005 (Forecast)		Year ended Mar.2004	
			1st Half (Results)	(Note)	1st Half	(Results)
Ordinary profit	1	236.3	114.1	470.0	165.5	342.8
Net income	2	142.9	53.4	180.0	143.5	330.4

<SMBC Non-consolidated> <Reference> (Billions of yen)

		Nine months ended December 31, 2004	Year ended Mar.2005 (Forecast)		Year ended Mar.2004	
			1st Half (Results)	(Note)	1st Half	(Results)
Banking profit (before provision for general reserve for possible loan losses)	3	702.7	471.6	980.0	499.3	1,000.1
Ordinary profit	4	205.3	125.2	440.0	105.2	185.1
Net income	5	191.9	118.6	250.0	139.6	301.1
Total credit cost	6	(565.5)	(455.8)	(650.0)	(359.4)	(803.4)

(Note) Earnings forecast for the year ending March 31, 2005 was announced on November 22, 2004.

(2) Capital Ratio (BIS)

<Consolidated> <Reference>

		Dec. 31, 2004	Sept. 30, 2004	Mar. 31, 2004
Capital Ratio	7	10.47%	10.93%	11.37%
Tier I Ratio	8	5.60%	6.02%	6.03%

(3) Problem Assets Based on the Financial Reconstruction Law

<Consolidated> <Reference> (Billions of yen)

		Dec.31, 2004	Sep.30, 2004	Mar.31, 2004
Bankrupt and quasi-bankrupt assets	9	556.2	707.3	485.9
Doubtful assets	10	1,313.0	1,313.3	1,409.1
Substandard loans	11	885.2	945.0	1,441.2
Total	12	2,754.4	2,965.6	3,336.2

<SMBC Non-consolidated> <Reference> (Billions of yen)

		Dec.31, 2004	Sep.30, 2004	Mar.31, 2004
Bankrupt and quasi-bankrupt assets	13	438.7	581.1	361.6
Doubtful assets	14	1,134.7	1,124.1	1,202.7
Substandard loans	15	720.8	779.2	1,246.9
Total	16	2,294.2	2,484.4	2,811.2

(4) Net Unrealized Gains on Other Securities

<Consolidated> <Reference> (Billions of yen)

		Dec. 31, 2004				Mar. 31, 2004			
		Balance sheet amount	Net unrealized gains (losses)	Gains	Losses	Balance sheet amount	Net unrealized gains (losses)	Gains	Losses
Other securities	17	22,524.2	456.8	624.5	(167.7)	26,358.6	575.6	787.5	(211.9)
Stocks	18	3,067.5	514.8	579.4	(64.6)	3,436.8	669.8	736.9	(67.1)
Bonds	19	14,811.5	(30.2)	29.0	(59.2)	17,097.7	(103.3)	18.6	(121.9)
Others	20	4,645.2	(27.8)	16.1	(43.9)	5,824.1	9.1	32.0	(22.9)

I. Operating Results <Consolidated>

<Reference> (Millions of yen)

		Nine months ended December 31, 2004	Six months ended Sept. 30, 2004	Year ended March 31, 2004
Consolidated gross profit	1	1,525,034	1,019,955	2,069,501
Net interest income	2	871,822	595,790	1,281,070
Trust fees	3	1,294	729	334
Net fees and commissions	4	357,923	235,379	424,176
Net trading income	5	147,701	30,322	304,094
Net other operating income	6	146,292	157,732	59,825
General and administrative expenses	7	(637,324)	(423,612)	(866,549)
Credit related costs	8	(753,115)	(612,826)	(971,455)
Write-off of loans	9	(461,971)	(391,236)	(660,382)
Provision for specific reserve for possible loan losses	10	(430,625)	(408,321)	—
Provision for general reserve for possible loan losses	11	224,163	240,215	—
Other credit cost	12	(84,682)	(53,482)	(311,072)
Gains (losses) on stocks	13	20,398	48,817	101,496
Equity in earnings of affiliates	14	17,644	12,893	15,700
Other income (expenses)	15	63,636	68,873	(5,848)
Ordinary profit	16	236,274	114,100	342,844
Extraordinary gains (losses)	17	(26,907)	(17,385)	62,049
Reversal of reserve for possible loan losses	18	—	—	14,378
Provision for specific reserve for possible loan losses	19	—	—	(320,653)
Reversal of general reserve for possible loan losses	20	—	—	331,225
Reversal of reserve for losses on loans sold	21			489
Income before income taxes and minority interests	22	209,367	96,715	404,894
Income taxes, current	23	(28,788)	(17,079)	(24,289)
Income taxes, refund	24	8,598	8,104	—
Income taxes, deferred	25	(4,981)	(5,277)	(8,593)
Minority interests in net income	26	(41,315)	(29,090)	(41,596)
Net income	27	142,880	53,372	330,414

(Notes)

1. Amounts less than one million yen have been omitted. Figures in parenthesis indicate the amount of loss or decrease.
2. Consolidated gross profit = (Interest income - interest expenses) + Trust fees + (Fees and commissions (income) - Fees and commissions (expenses)) + (Trading profits - Trading losses) + (Other income - Other expenses)

Total credit cost (8+18+21)	28	(753,115)	(612,826)	(956,586)

(Reference) (Billions of yen)

Consolidated net business profit	29	818.0	544.9	1,090.6

(Note) Consolidated net business profit = (SMBC Non-consolidated banking profit (before provision for general reserve for possible loan losses)) + (Other consolidated subsidiaries' ordinary profit (excluding non-recurring items) + (Affiliates' ordinary profit) X (Ownership ratio) - (Internal transaction (dividends, etc.))

(Number of consolidated subsidiaries and affiliates)

		Dec. 31, 2004	Sept. 30, 2004	Mar. 31, 2004
Consolidated subsidiaries	30	166	166	165
Affiliates accounted for by the equity method	31	52	50	48

2. Operating Results <SMBC, Nonconsolidated>

<Reference> (Millions of yen)

		Nine months ended December 31, 2004	Six months ended Sept. 30, 2004	Year ended Mar. 31, 2004
Gross banking profit	1	1,140,175	762,716	1,584,127
Excluding gains (losses) on bonds	2	*1,098,546*	*736,053*	*1,561,386*
Net interest income	3	714,103	490,868	1,087,060
Trust fees	4	1,294	729	334
Net fees and commissions	5	196,458	127,021	226,568
Net trading income	6	134,512	21,150	280,729
Net other operating income	7	93,806	122,946	(10,565)
Gains (losses) on bonds	8	*41,629*	*26,663*	*22,741*
Expenses (excluding non-recurring losses)	9	(437,443)	(291,136)	(583,995)
Personnel expenses	10	(156,597)	(104,320)	(221,284)
Non-personnel expenses	11	(253,272)	(168,549)	(332,238)
Taxes	12	(27,572)	(18,266)	(30,472)
Banking profit (before provision for general reserve for possible loan losses)	13	702,732	471,580	1,000,132
Excluding gains (losses) on bonds	14	*661,103*	*444,917*	*977,391*
Provision for general reserve for possible loan losses	15	337,581	349,734	—
Banking profit	16	1,040,314	821,314	1,000,132
Non-recurring gains (losses)	17	(835,064)	(696,116)	(814,994)
Credit related costs	18	(903,034)	(805,505)	(869,234)
Write-off of loans	19	(398,641)	(348,769)	(566,344)
Provision for specific reserve for possible loan losses	20	(420,558)	(403,866)	—
Losses on loans sold to CCPC	21			(806)
Losses on sale of delinquent loans	22	(87,209)	(55,707)	(302,083)
Provision for loan loss reserve for specific overseas countries	23	3,374	2,838	—
Gains (losses) on stocks	24	13,990	44,819	103,867
Gains on sale of stocks	25	71,560	60,005	151,170
Losses on sale of stocks	26	(975)	(434)	(36,577)
Losses on devaluation of stocks	27	(56,594)	(14,751)	(10,724)
Other non-recurring gains (losses)	28	53,980	64,570	(49,627)
Ordinary profit	29	205,250	125,198	185,138
Extraordinary gains (losses)	30	(20,360)	(12,127)	133,707
Gains (losses) on disposal of premises and equipment	31	(8,495)	(3,991)	(11,853)
Amortization of net transition obligation from initial application of the new accounting standard for employee retirement benefits	32	(12,001)	(8,000)	(19,473)
Reversal of loan loss reserves	33	—	—	65,342
Provision for specific reserve for possible loan losses	34	—	—	(276,402)
Reversal of general reserve for possible loan losses	35	—	—	337,937
Reversal of loan loss reserve for specific overseas countries	36	—	—	3,807
Reversal of reserve for losses on loans sold	37			488
Refund of enterprise tax from Tokyo Government and interest on the refund	38			40,363
Gains on return of the entrusted portion of employee pension fund	39			59,095
Income before income taxes	40	184,890	113,070	318,846
Income taxes, current	41	(2,884)	(1,645)	(12,752)
Income taxes, refund	42	7,890	7,405	—
Income taxes, deferred	43	1,961	(276)	(4,980)
Net income	44	191,857	118,554	301,113
Total credit cost (15+18+33+37)	45	(565,452)	(455,771)	(803,403)

(Note) Amounts less than one million yen have been omitted. Figures in parenthesis indicate the amount of loss or decrease.

3. Capital Ratio (BIS)

<Consolidated>

<Reference> (Billions of yen)

		December 31, 2004	September 30, 2004	March 31, 2004
(1) Capital ratio	1	10.47%	10.93%	11.37%
(2) Tier I	2	3,481.6	3,645.6	3,571.6
(3) Tier II	3	3,481.6	3,419.4	3,416.5
(a) Unrealized gains on securities	4	195.1	208.9	249.4
(b) Land revaluation excess	5	67.0	71.1	68.5
(c) General reserve for possible loan losses	6	615.9	601.7	740.1
(d) Subordinated debt	7	2,603.5	2,537.7	2,358.6
(4) Subtraction items	8	456.2	443.6	250.8
(5) Total capital (2)+(3)-(4)	9	6,506.9	6,621.4	6,737.4
(6) Risk-adjusted assets	10	62,140.7	60,539.1	59,204.0

4. Problem Assets Based on the Financial Reconstruction Law

<Consolidated>

<Reference> (Billions of yen)

		December 31, 2004	Change from Sept. 30, 2004	September 30, 2004	March 31, 2004
Bankrupt and quasi-bankrupt assets	11	556.2	(151.1)	707.3	485.9
Doubtful assets	12	1,313.0	(0.3)	1,313.3	1,409.1
Substandard loans	13	885.2	(59.8)	945.0	1,441.2
Total (A)	14	2,754.4	(211.2)	2,965.6	3,336.2
Normal assets	15	58,084.3	1,016.5	57,067.8	56,127.5
Total (B)	16	60,838.7	805.3	60,033.4	59,463.7
Problem asset ratio (A/B)	17	4.5%	(0.4)%	4.9%	5.6%
Amount of direct reduction		1,811.2	37.2	1,774.0	1,236.1

(Note) In addition to loans, acceptances and guarantees, suspense payments, and other credit-type assets are included in the "Problem Assets Based on the Financial Reconstruction Law."

<SMBC Non-consolidated>

<Reference> (Billions of yen)

		December 31, 2004	Change from Sept. 30, 2004	September 30, 2004	March 31, 2004
Bankrupt and quasi-bankrupt assets	18	438.7	(142.4)	581.1	361.6
Doubtful assets	19	1,134.7	10.6	1,124.1	1,202.7
Substandard loans	20	720.8	(58.4)	779.2	1,246.9
Total (A)	21	2,294.2	(190.2)	2,484.4	2,811.2
Normal assets	22	54,764.3	1,090.9	53,673.4	52,874.4
Total (B)	23	57,058.5	900.7	56,157.8	55,685.6
Problem asset ratio (A/B)	24	4.0%	(0.4)%	4.4%	5.0%
Amount of direct reduction		1,425.7	16.5	1,409.2	889.4

5. Unrealized Gains (Losses) on Other Securities

<Consolidated>

<Reference> (Billions of yen)

		December 31, 2004					March 31, 2004			
		Balance sheet amount	Net unrealized gains (losses)	Change from Mar.2004	Gains	Losses	Balance sheet amount	Net unrealized gains (losses)	Gains	Losses
Held-to-maturity securities	1	548.9	(3.5)	3.9	2.4	(5.9)	539.8	(7.4)	2.9	(10.3)
Other securities	2	22,524.2	456.8	(118.8)	624.5	(167.7)	26,358.6	575.6	787.5	(211.9)
Stocks	3	3,067.5	514.8	(155.0)	579.4	(64.6)	3,436.8	669.8	736.9	(67.1)
Bonds	4	14,811.5	(30.2)	73.1	29.0	(59.2)	17,097.7	(103.3)	18.6	(121.9)
Others	5	4,645.2	(27.8)	(36.9)	16.1	(43.9)	5,824.1	9.1	32.0	(22.9)
Other money held in trust	6	3.8	0.2	0.1	0.3	(0.1)	3.7	0.1	0.2	(0.1)
Total	7	23,076.9	453.5	(114.8)	627.2	(173.7)	26,902.1	568.3	790.6	(222.3)
Stocks	8	3,067.5	514.8	(155.0)	579.4	(64.6)	3,436.8	669.8	736.9	(67.1)
Bonds	9	15,319.4	(34.3)	77.5	30.8	(65.1)	17,607.2	(111.8)	20.3	(132.1)
Others	10	4,690.0	(27.0)	(37.3)	17.0	(44.0)	5,858.1	10.3	33.4	(23.1)

(Notes)

1. The figures above include unrealized gains (losses) on negotiable certificates of deposit in "Deposits with banks" and beneficiary claims on loan trust in "Commercial paper and other debt purchased."
2. Unrealized gains (losses) on stocks are mainly calculated with the average market prices during the final month of the corresponding period. Rest of the securities is valuated at the market prices as of the balance sheet date.
3. Other securities and Other money held in trust are valuated and recorded on the balance sheet at market prices. The figures in the table above indicate the difference between the acquisition cost (or amortized costs) and the balance sheet amounts.
   Unrecognized gains on other securities as of December 31, 2004 include gains of JPY 26.2 billion that were recognized in income statement by applying fair value hedge accounting and valuation losses of JPY 0 billion on embedded financial instruments in their entirety that were recorded in income statement because their embedded derivatives are not measured separately. Therefore, JPY 26.1 billion is excluded from stockholders' equity. Unrealized gains on other securities for March 31, 2004 include gains of JPY 23.5 billion recognized in income statement by application of fair value hedge accounting, which are excluded from the amount for Stockholders' equity.

<SMBC Non-consolidated>

<Reference> (Billions of yen)

		December 31, 2004					March 31, 2004			
		Balance sheet amount	Net unrealized gains (losses)	Change from Mar.2004	Gains	Losses	Balance sheet amount	Net unrealized gains (losses)	Gains	Losses
Held-to-maturity securities	11	518.7	(3.6)	4.0	2.3	(5.9)	518.9	(7.6)	2.7	(10.3)
Stocks of subsidiaries and affiliates	12	1,429.3	56.1	14.4	56.5	(0.4)	1,231.1	41.7	41.7	–
Other securities	13	20,877.5	427.8	(128.3)	586.5	(158.7)	24,888.5	556.1	757.0	(200.9)
Stocks	14	2,930.7	493.1	(158.0)	550.6	(57.5)	3,300.7	651.1	711.5	(60.4)
Bonds	15	13,724.9	(36.7)	65.2	22.0	(58.7)	16,178.1	(101.9)	16.2	(118.1)
Others	16	4,221.9	(28.6)	(35.5)	13.9	(42.5)	5,409.7	6.9	29.3	(22.4)
Other money held in trust	17	3.8	0.2	0.1	0.3	(0.1)	3.7	0.1	0.2	(0.1)
Total	18	22,829.3	480.5	(109.8)	645.6	(165.1)	26,642.2	590.3	801.6	(211.3)
Stocks	19	3,477.0	549.2	(143.6)	607.1	(57.9)	3,660.5	692.8	753.2	(60.4)
Bonds	20	14,231.9	(40.9)	69.5	23.7	(64.6)	16,686.6	(110.4)	18.0	(128.4)
Others	21	5,120.4	(27.8)	(35.7)	14.8	(42.6)	6,295.1	7.9	30.4	(22.5)

(Notes)

1. The figures above include unrealized gains (losses) on negotiable certificates of deposit in "Deposits with banks."
2. Unrealized gains (losses) on stocks (excluding stocks of subsidiaries and affiliates) are calculated with the average market prices during the final month of the corresponding period. Rest of the securities is valuated at the market prices as of the balance sheet date.
3. Other securities and Other money held in trust are valuated and recorded on the balance sheet at market prices. The figures in the table above indicate the difference between the acquisition cost (or amortized costs) and the balance sheet amounts.
   Unrecognized gains on other securities as of December 31, 2004 include gains of JPY 26.2 billion that were recognized in income statement by applying fair value hedge accounting and valuation losses of JPY 0 billion on embedded financial instruments in their entirety that were recorded in income statement because their embedded derivatives are not measured separately. Therefore, JPY 26.1 billion is excluded from stockholders' equity. Unrealized gains on other securities for March 31, 2004 include gains of JPY 23.5 billion recognized in income statement by application of fair value hedge accounting, which are excluded from the amount for Stockholders' equity.

6. Overview of Derivative Transactions (on Deferred Hedge Accounting Basis)

<SMBC Non-consolidated>

<Reference> (Billions of yen)

	December 31, 2004				March 31, 2004			
	Assets	Liabilities	Net assets	Net deferred gains(losses)	Assets	Liabilities	Net assets	Net deferred gains(losses)
Interest rate swaps	56.7	71.6	(14.9)	(67.3)	99.0	106.5	(7.5)	(59.1)
Currency swaps	1.8	6.5	(4.7)	3.3	1.5	3.9	(2.4)	4.7
Others	5.1	10.7	(5.6)	7.9	2.3	7.3	(5.0)	1.6
Total	63.6	88.8	(25.2)	(56.1)	102.8	117.7	(14.9)	(52.8)

(Notes)

1. Derivative transactions are valuated at fair value in the balance sheet.
2. SMBC applies individual deferred hedge or fair value hedge accounting based on Practical Guidelines for Accounting Standard for Financial Instruments as well as deferred hedge accounting for banking industry based on JICPA Industry Audit Committee Report No.24 and No.25.

(Appendix) Contract amount of interest rate swaps (on deferred hedge accounting basis), classified by maturity

<Reference> (Billions of yen)

	December 31, 2004				March 31, 2004			
	1 year or less	1-5 years	Over 5 years	Total	1 year or less	1-5 years	Over 5 years	Total
Receivable fixed rate /payable floating rate	7,988.1	17,250.8	3,548.4	28,787.3	3,768.9	20,168.0	4,307.6	28,244.5
Receivable floating rate /payable fixed rate	1,702.3	6,067.4	3,450.4	11,220.1	865.0	3,089.9	4,460.4	8,415.3
Receivable floating rate /payable floating rate	155.0	452.0	50.8	657.8	1.0	613.0	50.8	664.8
Total contract amount	9,845.4	23,770.2	7,049.6	40,665.2	4,634.9	23,870.9	8,818.8	37,324.6

7. Deposits and Loans

<SMBC Non-consolidated>

<Reference> (Billions of yen)

	Dec. 31, 2004	Sept. 30, 2004	Mar. 31, 2004
Domestic deposits	59,380.5	58,873.2	58,679.2
Individual	32,853.4	32,093.3	31,631.8

(Note) Calculation based on the numbers before elimination of temporary inter-office accounts, excluding "negotiable certificates of deposit" and offshore banking accounts.

Loans and discounted	51,560.5	50,723.6	50,810.1